Form 20-F
period 2003-12-31
AXTEL SA DE CV
filed 2004-04-29
CIK 1282636

================================================================================

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(MARK ONE)

       / /       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

       /x/          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                         THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended: December 31, 2003

                                       OR

       / /       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to _______.

                       Commission file number: 333-114196

                               AXTEL, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                                      AXTEL

                 (Translation of Registrant's Name into English)

                              UNITED MEXICAN STATES
                 (Jurisdiction of incorporation or organization)

                      BLVD. GUSTAVO DIAZ ORDAZ 3.33 NO. L-1
                              COL. UNIDAD SAN PEDRO
                          SAN PEDRO GARZA GARCIA, N.L.
                                MEXICO, LP 66215
                    (Address of principal executive offices)
                                         _____________________________

              Securities registered or to be registered pursuant to
                            Section 12(b) of the Act:

  Title of each class                             Name of each exchange on which
                                                            registered
--------------------------------------------------------------------------------
None...........................................           Not applicable
--------------------------------------------------------------------------------

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of Class)

              Securities for which there is a reporting obligation
                      pursuant to Section 15(d) of the Act:

                                      None
                                ----------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,533,706,866

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

            Yes: ____                        No: [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

            Item 17:  ____                   Item 18: [X]

================================================================================

                                TABLE OF CONTENTS

                               GENERAL INFORMATION

                                                                            PAGE

Item 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........4

Item 2.       OFFER STATISTICS AND EXPECTED TIMETABLE.........................4

Item 3.       KEY INFORMATION.................................................4

Item 4.       INFORMATION ON THE COMPANY.....................................15

Item 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................38

Item 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................52

Item 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............58

Item 8.       FINANCIAL INFORMATION..........................................62

Item 9.       THE OFFER AND LISTING..........................................62

Item 10.      ADDITIONAL INFORMATION.........................................63

Item 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....64

Item 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........64

Item 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................64

Item 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
                  USE OF PROCEEDS............................................64

Item 15.      CONTROLS AND PROCEDURES........................................64

Item 16A      AUDIT COMMITTEE FINANCIAL EXPERT...............................65

Item 16B      CODE OF ETHICS.................................................65

Item 16C      PRINCIPAL ACCOUNTANT FEES AND SERVICES.........................65

Item 16D      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.....65

Item 16E      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                 PURCHASERS..................................................66

Item 17.      FINANCIAL STATEMENTS...........................................66

Item 18.      FINANCIAL STATEMENTS...........................................66

Item 19.      EXHIBITS.......................................................67

     In this annual report, references to "$," "$U.S." or "Dollars" are to United States Dollars and references to "Ps." or "Pesos" are to Mexican Pesos. This annual report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

FORWARD LOOKING STATEMENTS

     This report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the "Securities Act") and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements reflect our views with respect to our financial performance and future events. All forward-looking statements contained herein are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein. Many of these statements may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential," among others. Readers are cautioned not to place reliance on these forward-looking statements. The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

     o    ability to attract subscribers;

     o changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

     o our ability to manage, implement and monitor billing and operational support systems;

     o    an increase in churn, or subscriber cancellations;

     o    the control of us retained by certain of our stockholders;

     o changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

     o the effects of governmental regulation of the Mexican telecommunications industry;

     o    declining rates for long distance traffic;

     o    fluctuations in labor costs;

     o foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

     o the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

     o    the timing and occurrence of events which are beyond our control; and

     o    other factors described in this Form 20-F.

    3 Any forward-looking statements in this Form 20-F are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

     A. Selected Financial Data

     The following table provides our selected historical consolidated financial data. The selected historical consolidated financial data for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this Form 20-F.

     The information presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospectus" and the consolidated financial statements and related notes thereto included elsewhere in this Form 20-F.


                                                               YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------------------------
                                            1999             2000            2001           2002         2003
                                         ---------      ------------    ------------     -----------   ---------
                                         (CONSTANT PS. IN MILLIONS AS OF DECEMBER 31, 2003, EXCEPT RATIOS AND
                                                                       MARGINS)
STATEMENT OF INCOME DATA:
Revenues ..........................       105.7           1,052.7         2,242.9         2,452.4      2,919.5
Cost of sales and operating
   expenses........................      (448.8)         (1,935.2)       (2,808.7)       (2,685.2)    (2,807.1)
                                         ---------      ------------    ------------     -----------   ---------
Income (loss) from operations .....      (343.2)           (882.4)         (565.8)         (232.8)       112.4
Interest expense, net .............       (62.2)           (243.0)         (401.8)         (422.0)      (198.9)
Foreign exchange gain (loss,
   net)............................        (9.4)            (18.9)           99.6          (618.2)      (319.4)
Monetary position..................        56.6             166.0           216.9           280.5         92.8
Other income (expense), net(l).....        --                13.2           (30.9)          (27.6)     1,714.5
Cash severance and special
   items...........................        --                --             (63.0)          (32.4)       (10.4)
                                         ---------      ------------    ------------     -----------   ---------
Income (loss) before income
   taxes and employee profit ......      (358.3)           (965.2)         (745.0)       (1,052.5)     1,390.9
Income tax and employee profit
   sharing expense (benefit) ......        --               221.2           160.3           241.7       (493.5)
                                         ---------      ------------    ------------     -----------   ---------
Net income (loss) .................      (358.3)           (744.0)         (584.7)         (810.8)       897.4
                                         =========      ============    ============     ===========   =========
OPERATING DATA:
Depreciation and amortization .....        33.2             335.4           644.7           810.5        860.6
Investment in fixed assets
   (end of period) ................     1,144.8           3,083.6         1,582.8           565.4        460.1
Net Cash Flow:
Operating activities ..............      (369.4)           (620.3)         (303.6)          (11.5)       159.7
Investing activities...............    (1,254.4)         (3,177.3)       (1,595.1)         (566.8)      (556.7)


                                                               YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------------------------
                                            1999             2000            2001           2002         2003
                                         ---------      ------------    ------------     -----------   ---------
                                         (CONSTANT PS. IN MILLIONS AS OF DECEMBER 31, 2003, EXCEPT RATIOS AND
                                                                       MARGINS)


Financing activities ..............     1,646.5           3,841.5         1,886.4           771.3      1,083.0
                                        ---------      ------------    ------------     -----------   ---------
Total net cash flows ..............        22.8              43.8           (12.3)          193.0        686.0
Ratio of earnings to fixed
   charges under Mexican
   GAAP(2)..........................      N/A               N/A             N/A             N/A            5.7x
Ratio of earnings to fixed
   charges under U.S. GAAP(2)......       N/A               N/A             N/A             N/A           10.4x
Total access lines in service
   (in thousands) (end of
   period):
Business ..........................         3.2              72.5           121.0           116.4        132.4
Residential .......................        25.2             144.3           169.1           178.7        216.7
                                        ---------      ------------    ------------     -----------   ---------
Total..............................        28.4             216.8           290.1           295.1        349.1


                                                   AS OF DECEMBER 31, 2003
                                                   -----------------------

BALANCE SHEET DATA:
Cash & cash equivalents .......................              1,013.0
Net working capital investment ................                 73.5
Total assets ..................................              8,129.4
Total debt ....................................              2,169.4
Total liabilities .............................              2,747.3
Total shareholders' equity ....................              5,382.1

DATA IN ACCORDANCE WITH US GAAP(3)

                                                                YEAR ENDED DECEMBER 31,
                                         --------------------------------------------------------------------
                                              2000               2001              2002              2003
                                         -------------      --------------    --------------    -------------
                                                  (CONSTANT PS. IN MILLIONS AS OF DECEMBER 31, 2003)

STATEMENT OF OPERATIONS DATA:
Income (loss) from operations .....        (1,004.2)             (570.8)          (123.7)           170.9
Net income (loss)...................       (1,139.1)             (610.5)          (945.6)         2,739.7
Total assets........................        6,378.2             7,317.1          7,125.3          7,702.1
Total shareholders' equity..........        1,242.9             1,631.1            746.2          4,854.2


(1) Other income for the year ended December 31, 2003 includes a net gain of Ps. 1,858.5 due to our repurchase of certain debt.

(2) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as our income from operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs and 33% of lease payments, which represents the amounts considered to be the interest factor. According to Mexican GAAP, earnings in 1999, 2000, 2001 and 2002 were insufficient to cover to cover fixed charges by Ps. 280.2 million, Ps.
     630.1 million, Ps. 232.0 million and Ps. 529.9 million, respectively. According to U.S. GAAP, earnings in 1999, 2000, 2001 and 2002 were insufficient to cover to cover fixed charges by Ps. 407.2 million, Ps.
     749.7 million, Ps. 93.1 million and Ps. 420.8 million, respectively.

(3) Reconciled in connection with Note 24 of our consolidated financial statements.

EXCHANGE RATES

     As of March 31, 2004, the noon buying rate in the spot market for the purchase of US dollars (in nominal pesos per US dollar) was Ps. 11.1540(1). The following table sets forth, for the periods indicated, the period end, average, high and low noon buying rates, in each case for the purchase of US dollars, all expressed in nominal pesos per US dollar.

                                                                 NOON BUYING RATE(1)
                                                                 -------------------
PRIOR YEARS                                   PERIOD END        AVERAGE          HIGH            LOW
                                              ----------        -------          ----            ---

Year ended December 31, 1999...........      Ps.  9.48         Ps.  9.55       Ps.  10.60     Ps. 9.24
Year ended December 31, 2000...........           9.62              9.46            10.09         9.18
Year ended December 31, 2001...........           9.16              9.34             9.97         8.95
Year ended December 31, 2002...........          10.43              9.66            10.43         9.00
Year ended December 31, 2003...........          11.24             10.79            11.41        10.11



(1)  Source:  Federal Reserve Bank of New York

     The following table sets forth, for the periods indicated, the period end, average, high and low noon buying rates, in each case for the purchase of US dollars, all expressed in nominal pesos per US dollar.

--------------------------------------------------------------------------------
                                                      NOON BUYING RATE(1)
----------------------------------------------------------------- --------------
   2003/2004                                         HIGH               LOW
----------------------------------------------------------------- --------------
September 2003...............................        11.04              10.77
----------------------------------------------------------------- --------------
October 2003.................................        10.97              11.32
----------------------------------------------------------------- --------------
November 2003................................        11.40              10.98
----------------------------------------------------------------- --------------
December 2003................................        11.41              11.17
----------------------------------------------------------------- --------------
January 2004.................................        11.10              10.81
----------------------------------------------------------------- --------------
February 2004................................        11.25              10.97
----------------------------------------------------------------- --------------


(1) Source: Federal Reserve Bank of New York

     B. Capitalization and Indebtedness

     Not applicable.

     C. Reasons for the Offer and Use of Proceeds

     Not applicable.

     D. Risk Factors

     Since we have a limited operating history you will not be able to fully evaluate our historical performance.

     We were founded in 1994. In June 1996, we were awarded by the Mexican government a concession to install and operate a public telecommunications network for the offering of local and long distance telephony services in Mexico. We commenced commercial opera-tions in June 1999 by beginning operations in the city of Monterrey and entered the city of Guadalajara by the end of that same year. We commenced operations in Mexico City at the beginning of 2000 and expanded our services to the cities of Puebla, Toluca and Leon a year later. Because of our limited historical commercial operations, it may be difficult to fully evaluate our past operating performance.

     We may not have sufficient administrative, operational or financial resources to pursue our growth strategy.

     Our expected growth will place a strain on our administrative, operational and financial resources. The development of our business and the installation and expansion of our network, services and customer base require significant expenditures. Since inception we have invested in the aggregate approximately Ps. 7,400 million in our network and infrastructure. These expenditures, together with operating expenses, will adversely impact our cash flow and profitability. We also anticipate that continued growth will require us to attract and retain qualified personnel who can efficiently manage such growth. If we are unable to meet the challenges that our growth presents, our results of operations and financial condition could be adversely affected.

     We depend on certain vendors for the deployment of our network.

     Our ability to achieve our strategic objectives and our overall performance and prospects depends and will depend, in large part, upon the successful, timely and cost-effective acquisition of equipment. From our inception until December 2003, Nortel Networks was our main supplier of fixed wireless access technology. On December 23, 2003, Airspan Communications Limited ("Airspan") acquired Nortel's fixed wireless access business, assuming Nortel's rights and obligations relating to the supply of fixed wireless access products and related services to us. Therefore, we currently depend on Airspan for the production of the fixed wireless access product, which represent most of our current network access infrastructure. We are Airspan's primary customer for these products. If Airspan ceases to produce these products, our network expansion and growth could be slowed and our operating results could be adversely affected. We have a contingent license from Airspan to use their fixed wireless access technology to produce these products in the event Airspan ceases production. However, we may be unable to obtain additional fixed wireless access products on satisfactory terms, if at all. See Item 7. "Major Shareholders and Related Party Transactions."

     If we do not successfully maintain, upgrade and efficiently operate accounting, billing, customer service and management information systems, we may not be able to maintain and improve our operating efficiencies.

     Sophisticated information and processing systems are vital to our operations and growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We have installed the accounting, information and processing systems that we deem necessary to provide services efficiently. However, there can be no assurance that we will be able to successfully operate and upgrade such systems or that they will continue to perform as expected. Any failure in our information and processing systems could impair our ability to collect payment from customers and respond satisfactorily to customer needs.

     Our operations are dependent upon our ability to protect our network infrastructure.

     Our operations are dependent upon our ability to protect our network infrastructure against damage from fire, earthquakes, floods, power loss, breaches of security, software defects and similar events and to construct networks that are not vulnerable to the effects of such events. The occurrence of a natural disaster or other unanticipated problem at our facilities or at the sites of our switches could cause interruptions in the services we provide. The failure of a switch would result in the interruption of service to the customers served by that switch until necessary repairs were effected or replacement equipment was installed. Repairing or replacing damaged equipment may be costly. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.

     If our significant customer fails to perform under our existing agreements, our business could be adversely impacted.

     We have an agreement with Nextel de Mexico, our largest single customer, which allows Nextel de Mexico to provide telecommunications services to its customers through access to our network. Under this agreement, we are guaranteed certain minimum levels of traffic. In 2003, our sales to Nextel de Mexico accounted for approximately 18% of our net sales. In the event Nextel de Mexico fails to comply with its obligations under our agreement, or such agreement is not renewed upon its expiration in December 2005, our results of operations and financial condition could be materially and adversely affected.

     We depend on key personnel; if they were to leave us, we might have an insufficient number of qualified employees.

     We believe that our ability to implement our business strategy and our future success depends on the continuous employment of our senior management team, in particular our president and chief executive officer, Tomas Milmo Santos. Our senior management team has extensive experience in the industry and is vital in maintaining some of our major customer relationships which may be difficult to replace. The loss of the technical knowledge, management and industry expertise of these key employees could make it difficult for us to execute our business plan effectively and could result in delays in new products being developed, loss of customers and diversion of resources while we seek replacements.

     We depend on Telmex for interconnection and we may be forced to pay higher interconnection fees in the future, which could have a material adverse effect on our business and results of operations.

     Telmex exerts significant influence on all aspects of the telecommunications markets in Mexico, including interconnection agreements. We use Telmex's network to terminate the vast majority of our customers' calls. Our interconnection agreement with Telmex expired on December 31, 2003. Notwithstanding such expiration, the terms and conditions of the agree-ment (including the tariffs) are automatically extended until the parties mutually agree to extend the agreement. If a new interconnection agreement is entered into with Telmex, the terms and conditions (including rates) of such new agreement may not permit us to offer services that are both profitable and competitive. In addition, if the SCT (Secretaria de Comunicaciones y Transportes), the Mexican telecommunications regulatory authority, ceased to regulate Telmex's pricing, the resulting competitive climate could have a material adverse effect on our business and results of operations.

     A system failure could cause delays or interruptions of service, which could cause us to lose customers.

     To be successful, we will need to continue to provide our customers reliable service over our network. Some of the risks to our network and infrastructure include:

     o    physical damage to access lines;

     o    power surges or outages;

     o    software defects; and

     o    disruptions beyond our control.

     Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and incur additional expenses.

     We operate in a highly competitive environment, which may negatively affect our operating margins.

     The telecommunications industry in Mexico is becoming more competitive. Over the past two years, prices for local and long distance calls in Mexico declined by approximately 13% and 20% in real terms, respectively. We expect the Mexican telecommunications market to continue to experience rate pressure, primarily as a result of:

     o increased competition and focus by our competitors on increasing market share;

     o recent technological advances that permit substantial increases in the transmission capacity of both new and existing fiber-optic networks, resulting in long distance overcapacity and rate pressure; and

     o the entrance of cable television operators into certain of our markets.

     As the telecommunications industry in Mexico becomes more competitive, we will face significant competition from other operators primarily on the basis of features, pricing and customer service. Some of these competitors include Telmex, Avantel, Alestra, Maxcom and others, as well as established cable television operators who may expand their services into certain of our markets, such as long distance voice and data service. As they become licensed, resellers of telephony services will also offer competition in many of our targeted markets.

     Telmex, as the former state-owned telecommunications monopoly and dominant provider of local and other telecommunications services in Mexico, has significantly greater financial and other resources than those available to us. In addition, Telmex's nationwide network and concessions, as well as its established and long-standing customer base, give it a substantial competitive advantage over us. In addition, although not allowed by the Ley Federal de Telecomunicaciones enacted in 1995, referred to herein as the Mexican Telecommunications Law, and Telmex's concessions, Telmex may subsidize its long distance services with revenues obtained from its local services and as a result may be able to price its services at rates that are not profitable for us. We will face significant competition from Telmex in all the areas where we currently operate.

     We depend on revenues from certain highly competitive segments.

     High-volume business customers are one of the most attractive niches in the market. This segment is being addressed by a number of carriers that offer competitive telecommunications services solutions in order to gain these accounts. Losing some of these customers could represent a significant loss of income and lower operating income.

     We may need additional financing.

     We may require additional financing in the future to service our indebtedness, including our 11% Senior Notes due 2013 ("2013 Senior Notes"), and fund our operations. We cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or on terms acceptable to us. In addition, our ability to incur additional indebtedness will be restricted by the terms of the 2013 Senior Notes or other covenants from other financial agreements currently in place or into which we may enter in the future.

     The technology we use may be made obsolete by the technology used by our competitors.

     All companies in the global telecommunications industry must adapt to rapid and significant changes in technology. While we have been installing since inception what we believe to be a technologically advanced fixed wireless system, as well as a fiber optic network, point-to-multipoint, point-to-point and copper infrastructure, we cannot assure you that these technologies will not be challenged by competition. We have relied heavily on the continued performance of wireless technology. Technological changes or advances in alternative technologies may adversely affect our competitive position, require us to reduce our prices, require substantial new capital expenditures and/or require write-downs of obsolete technology.

     If our current churn rate increases, our business could be negatively impacted.

     The cost of acquiring a new customer is much higher than the cost of maintaining an existing customer. Accordingly, customer deactivations, or churn, could have a material negative impact on our operating income, even if we are able to obtain one new customer for each lost customer. Although our average monthly churn rate has decreased to approximately 1.6% during 2003 from approximately 2.2% during 2002, our churn rate was still higher than that of our main competitors. We believe that our churn rate was mainly due to customer deactivations resulting from non-payment of bills. If we experience a further increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our residential customers.

     A majority of our voting stock is controlled by one shareholder, the interests of which may not always be the same as the interests of the holders; there is a dispute among certain of our shareholders and us which could affect our ability to make corporate decisions.

     Telinor owns all of our Series A Voting Shares and, as a result, a majority of all of our voting shares. As a result, Telinor has control over many of our corporate decisions and will have the ability to prevent our taking any particular corporate decision, whether or not Telinor's actions are in the best interest of the holders.

     Our other series of voting shares issued and outstanding is Series C Voting Shares. The holders of the Series C Voting Shares are entitled to certain rights. Certain actions cannot be approved at a meeting of shareholders without the vote of a majority of the Series C Voting Shares and certain actions cannot be approved at the Board of Directors level without the vote of at least one director appointed by the holders of Series C Voting Shares. These matters include, among others, issues associated with the fundamental nature of Axtel as a corporation, changes in its indebtedness, changes in its charter or bylaws, the issuance or repurchase of securities, initiation or settlement of material litigation, transactions not in the ordinary course of business and material capital expenditures.

     As a result of a dispute among certain of our shareholders and us, if a matter requiring the approval of the majority of the Series C Voting Shares is approved without the affirmative vote of LAIF X sprl (a holder of some of our Series C voting shares), or a matter requiring the approval of one or more Series C Directors is approved without the affirmative vote of at least one director appointed by LAIF X sprl, there may be doubt as to the validity of such approval. LAIF X sprl has voted in favor of the issuance of the 2013 Senior Notes and no action is required at the Board of Directors level. See Item 4.B. "Business Overview --Legal Proceedings--Shareholdings Disputes."

     We operate in a highly regulated industry.

     As a provider of public services, we are subject to extensive regulation. Although the basic regulatory framework governing telecommunications has been in existence since 1995, it may undergo changes from time to time, which may materially and adversely affect our business, operations, financial condition and prospects.

     If the Mexican government grants more concessions or amends existing concessions, the value of our concessions could be severely impaired.

     The Mexican government regulates the telecommunications industry. Our concessions are not exclusive and the Mexican government has granted and may grant additional concessions covering the same geographic regions. We cannot assure you that additional concessions to provide services similar to those we provide will not be granted and that the value of our concessions and competition levels will not be adversely affected as a result.

     Foreign ownership restrictions may limit our ability to raise equity capital.

     Mexican law provides that no more than 49% of the full voting stock of a Mexican corporation holding a concession to provide telecommunications services other than cellular services may be held by non-Mexicans. Non-Mexicans own 41.5% of our full voting stock. Any future sales of equity securities to non-Mexicans in excess of 49% of full voting stock must involve so-called "neutral" securities with limited or no voting rights or would require a proportional purchase of voting stock by Mexicans. This national ownership requirement may limit our ability to raise capital from non-Mexican investors in the future.

     Fraud could increase our expenses.

     The fraudulent use of telecommunications networks could impose a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We may suffer a loss of revenue as a result of fraudulent use and incur an additional cash cost due to our obligation to reimburse carriers the cost of services provided to fraudulent users. Although technology has been developed to combat this fraudulent use and we have installed it in our network, this technology does not eliminate fraud entirely. In addition, because we rely on other long distance carriers to terminate our calls on their networks, some of which do not have anti-fraud technology in their networks, we may be particularly exposed to this risk in our long distance service.

     Economic developments in Mexico affect our business.

     We are a Mexican company with all of our operations in Mexico. The economic environment within Mexico can have a significant impact on our business and financial condition and results of operations and our ability to meet our obligations under the 2013 Senior Notes.

     Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by a sharp devaluation of the peso, high inflation, foreign currency exchange rate instability, high domestic interest rates, a strong contraction in consumer demand for many products and services, reduced availability of credit, high unemployment and diminished international investor confidence in Mexico. Mexico's gross domestic product, which grew at a real annual rate of 3.5% during 1994, declined by 6.2% in real terms during 1995.

     In response to these developments, beginning in February 1995, the Mexican government implemented a variety of economic programs designed to promote economic recovery, stabilize foreign currency exchange rates and reduce inflation. Economic conditions in Mexico improved moderately in 1996 and 1997. However, a combination of factors led to a slowdown in Mexico's economic growth in 1998. Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one-third of which are derived from petroleum taxes and duties. In addition, the economic crises in Asia and Russia, as well as the financial turmoil in Brazil, Venezuela and elsewhere, produced greater volatility in the international financial markets, which further slowed Mexico's economic growth. In 1998, the inflation rate in Mexico was 18.6%, interest rates on 28-day Certificados de la Tesoreria de la Federacion ("CETES") averaged 24.8% and the peso lost 22.7% of its value (in nominal terms) relative to the US dollar.

     During 1999, conditions improved with inflation in Mexico at 12.3%, interest rates on 28-day CETES averaging 21.4% and the peso appreciating 4.2% in value (in nominal terms) relative to the US dollar. Throughout 2000, the improvement shown in 1999 continued. In 2000, the inflation rate was 9.0%, interest rates on 28-day CETES averaged 15.2% and the peso devalued 1.5% in value (in nominal terms) relative to the US dollar. The Mexican government estimated that Mexico's real gross domestic product grew by 5.0% in 1998, 3.6% in 1999 and 6.6% in 2000.

     Beginning in January 2001, however, and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico began to experience an economic slowdown marked by a decline in gross domestic product. In 2001, Mexico's gross domestic product shrank by 0.2% in real terms while the inflation rate was 4.4%, interest rates on 28-day CETES averaged 11.3% and the peso appreciated 4.8% in value (in nominal terms) relative to the US dollar. During 2002, as the United States and global economic slowdown continued, the Mexican real gross domestic product growth rate was 0.7%, the inflation rate was 5.7%, interest rates on 28-day CETES averaged 11.3% and the peso devalued 13.9% (in nominal terms) relative to the US dollar. During the year ended December 31, 2003, the inflation rate was 4.0%, interest rates on 28-day CETES averaged 6.2% and the peso devalued 7.7% (in nominal terms) relative to the US dollar.

     In the past, inflation has led to high interest rates and devaluation of the peso. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us. Inflation in Mexico decreases the real purchasing power of the population of Mexico, and the Mexican government's efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased. Such policies have had and could have an adverse effect on us.

     The current global economic slowdown, including the slowdown in the United States and Mexican economies, and other future economic developments in or affecting Mexico could impair our business, results of operations, financial condition, prospects and ability to obtain financing.

     Political events in Mexico could affect Mexican economic policy and our results of operations.

     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy could have a significant impact on Mexican private sector entities in general, as well as on market conditions.

     Mexican political events may also significantly affect our operations. In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Accion Nacional, which we refer to as the "PAN," won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional, which we refer to as the "PRI." Neither the PRI nor the PAN succeeded in securing a majority in either house of the Mexican Congress.

     President Fox assumed office on December 1, 2000. While the transition from the previous administration was smooth, since assuming office, President Fox has encountered strong opposition to some of his proposed reforms from both houses of Mexican Congress, where opposition parties such as the PRI, the Partido de la Revolucion Democratica (PRD) and/or the Partido Verde Ecologista (PVE) have frequently joined forces to block PAN initiatives. Further, on July 6, 2003, Mexican Congressional elections were held. The elections resulted in a reduction in the number of Congressional seats held by the PAN and an increase in the number of Congressional seats held by the PRI, among others. We expect that these events will intensify the current legislative gridlock in the Mexican Congress, which could lead to a further slowdown in the progress of political reforms in Mexico. This gridlock could have an adverse effect on us, including our business, financial condition, prospects and results of operations.

     Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. It is possible that political uncertainty may adversely affect financial markets.

     We may lose money because of peso devaluation.

     While our revenues are almost entirely denominated in pesos, the substantial majority of our obligations, and all of our long-term debt, are denominated in US dollars. The value of the Mexican peso has been subject to significant fluctuations with respect to the US dollar in the past and may be subject to significant fluctuations in the future. During the year ended December 31, 2003, the peso was devalued by 7.7% (in nominal terms). Further declines in the value of the peso relative to the US dollar could adversely affect our ability to meet our US dollar-denominated obligations, including the 2013 Senior Notes. In addition, any further devaluation of the peso may negatively affect the value of Mexican securities such as the 2013 Senior Notes.

     Our financial statements do not give you the same information as financial statements prepared under United States accounting principles.

     We prepare our financial statements in accordance with Mexican GAAP. These principles differ in significant respects from US GAAP, including the treatment of the capitalization of pre-operating expenses, the amortization of frequency rights, the capitalization of interest and deferred income taxes and employees' profit sharing, and in the presentation of cash flow information. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation of US GAAP. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of companies in other countries. See Note 24 to the audited consolidated financial statements.

Item 4. INFORMATION ON THE COMPANY

     A. History and Development of the Company

     Axtel, S.A. de C.V. was founded in 1994. We are a variable capital corporation (sociedades anonimas de capital variable) organized under the laws of Mexico. In June 1996, we were awarded by the Mexican government a concession to install and operate a public telecommunications network for the offering of local and long distance telephony services in Mexico. In 1998 and 1999, we won several spectrum auctions, including for 60 MHz at 10.5 GHz for point-to-multipoint access, for 112 MHz at 15 GHz for point-to-point backhaul access, for 100 MHz at 23 GHz for point-to-point last mile access and for 50 MHz at 3.4 GHz for fixed wireless access, which together allow us to service the entire territory of Mexico. In June 1999, we launched commercial operations in the city of Monterrey. Our network currently reaches six of the largest metropolitan areas in Mexico (Mexico City, Monterrey, Guadalajara, Puebla, Toluca and Leon), which represent approximately 19% of the population of Mexico. Due to our concentration of network facilities in business centers and upper income residential areas, we estimate that our current network coverage represents a significant portion of the total Mexican telephony and data telecommunications revenue opportunity. For a description of our principal capital expenditures, see Item 5. "Liquidity and Capital Resources."

     Our corporate offices are located at Blvd. Gustavo Diaz Ordaz km. 3.33 No. L-1, Col. Unidad San Pedro, San Pedro Garza Garcia, N.L., Mexico, CP 66215 (Telephone +52 (81) 8114-0000).

     Our agent for service in the United States is CT Corporation System, located at CT 111 Eighth Avenue, 13th Floor, New York, New York 10011.

     B. Business Overview

OUR COMPANY

     We believe we are a leading telecommunications services provider in Mexico, offering a wide array of services, including local and long distance telephony, data and internet to business and residential customers. We believe that we are one of the largest and fastest growing integrated telecommunications companies in Mexico, with 349,144 lines in service as of December 31, 2003. For the year ended December 31, 2003, we generated revenues and operating income of Ps. 2,919.5 million (US$259.8 million) and Ps. 112.4 million (US$10.0 million), respectively.

     We hold concessions to offer local and long distance telecommunications services nationwide. We provide services using a hybrid wireline and fixed wireless local access network designed to optimize capital expenditures through the deployment of network access equipment based on specific customer requirements. Our current network last-mile access options include fixed wireless access, point-to-point and point-to-multipoint wireless technologies, as well as copper and metropolitan fiber rings. Since inception we have invested in the aggregate over Ps. 7,400 million in our network, which includes 10 digital switches, 207 fixed wireless access sites, of which 57 are also point-to-multipoint sites, and 431 kilometers of metropolitan fiber optic rings.

     Our strategy is to continue to penetrate our existing markets by offering a comprehensive portfolio of high quality, facilities-based voice, data, internet and value-added communications services and to cost-effectively enter into selective new markets with high growth and revenue opportunity. Our approach is to bundle multiple voice, data and internet services into integrated telecommunications solutions for businesses and high-usage residential customers. For the year ended December 31, 2003, approximately 66% of our revenues were generated from business lines and 34% of our revenues were generated from residential lines. We estimate that our total lines represent approximately 10% of our total addressable market.

COMPETITIVE STRENGTHS

     Leading Market Position. By being one of the first competitive providers to approach customers with bundled local, long distance voice and data services, we believe we are able to meet pent-up demand for an alternative service provider, as well as establishing brand awareness and customer relationships prior to market entry by emerging competitors. We have benefited from our first-competitor-to-market advantage by capturing an average of approximately 10% market share of our total addressable market in the six cities where we offer services. In Monterrey and Guadalajara, the first two markets where we launched operations in 1999, we have achieved approximately 13% market share of our coverage market in both of these cities.

     Comprehensive Voice and Data Service Portfolio. We provide our customers an integrated bundle of services that includes local and long distance voice services, as well as internet, data and other value-added services. We believe our comprehensive service portfolio enables us to build strong, long-term relationships with customers, thereby reducing churn and increasing our return on our investment in network infrastructure. Furthermore, our digital access, transport and switching network enable us to capture the current revenue opportunity in voice services, while also enabling us to provide data services as demand for those services grows.

     Flexible, Technologically Advanced, Reliable Digital Network. Our hybrid fixed wireless and wireline local access network structure allows us to enter new markets quickly and cost-effectively. As a result, our return on our investment in network infrastructure is increased. By utilizing the FWA technology model, we are able to quickly cover a substantial geographic area with minimal initial capital expenditures. We do not incur incremental capital expenditures for last-mile connectivity until the customer subscribes to our service. As of December 31, 2003, our network consisted of 10 digital switches, 207 FWA sites, of which 57 are also PMP sites, and 431 kilometers of metropolitan fiber optic rings in order to service our 349,144 access lines.

     Compelling Financial Profile. We have a diversified revenue base, a favorable average revenue per user and a strong overall financial profile.

     o Diversified revenue base. Our wide array of service offerings and our 349,144 lines in service and over 251,000 customers provide us with a diverse revenue base.

     o Average Revenue Per User. Our business model targets business and high-usage residential customers. We believe this model allows us to achieve a favorable average revenue per user. For the year ended December 31, 2003, we had an average revenue per user of Ps. 665.

     o Positive free cash flow and strong capitalization. Our positive free cash flow, strong capitalization and low leverage put us in a solid financial position to continue to execute our business strategy.

     o Efficient network build-out strategy. Fixed wireless access technology gives us the ability to rapidly initiate large geographic coverage areas while minimizing our upfront capital expenditures and reducing our payback period.

     Experienced Management Team and Strong Equity Partners. Our senior management team has extensive entrepreneurial, financial, marketing and telecommunications expertise. The diverse experience of our senior management team has contributed significantly to our initial success and rapid growth. In addition, we benefit from working with strong local partners and experienced multinational investors such as The Blackstone Group, AIG-GE Capital Latin American Infrastructure Fund, and affiliates of Metropolitan Life Insurance Company and The Soros Group. Our local investors include Tomas Milmo Santos, Tomas Milmo Zambrano, Alberto Santos de Hoyos and Lorenzo Zambrano Trevino. These businessmen have extensive financial, operating and senior management experience in large Mexican corporations.

STRATEGY

     The key elements of our business strategy are:

     Target Service Sectors with High Profitability Potential. We have divided our target market into the mass market and business market. In the mass market we focus on high-usage residential, micro and small business customers. Within the business market we focus on medium and large businesses. We have developed differentiated, targeted telecommunications services plans designed to capture business and retain high-usage residential customers in each market segment. We believe that by focusing on the business and high-usage residential customers within a coverage area we are able to increase the return per dollar invested in our network infrastructure. For the year ended December 31, 2003, approximately 66% of our revenues were generated from business lines and 34% from residential lines.

     Bundle Products in an Integrated Offering. We believe that the bundling of voice, data and internet services into communications solutions for our customers enables us to generate higher revenue per customer and more revenue per dollar invested in access infrastructure while also generating customer loyalty. We have focused and will continue to focus on increasing the penetration of bundled products to our customer base. By being a facilities-based telecommunications service provider, we believe we are well positioned to offer our customers the convenience of receiving voice, data and internet services from a single provider.

     Exploit First-Competitor-to-Market Advantage. As Telmex's primary competitor in local fixed telephony services and the first facilities-based telecommunications service provider to enter new markets and offer integrated voice, data and internet services, we will continue to focus on selectively opening new markets where we believe we can capitalize on the market's desire to have an alternative carrier and on serving demand unmet by our competitors.

     Focus on Customer Service and Retention. Since launching operations, we have been focused on achieving customer satisfaction levels that are superior to the incumbent and our primary competitors. We believe that our service-driven customer care leads to superior customer satisfaction, which enhances profitability and cash flow by increasing customer retention and expanding sales opportunities.

     Continue to Expand Technologically Advanced Network Infrastructure. Since 1999, we have successfully launched operations in six cities. We continue to evaluate opportunities in other regions in order to enhance our coverage area. We believe that selectively expanding our network and coverage area will enhance our ability to acquire large business customers with multi-city operations, which we expect to result in higher revenues and margin improvements while minimizing capital expenditures.

OUR SERVICES

     We offer local and long distance telephony services, as well as data and internet services to business and residential customers. We also provide value-added services such as call waiting, call forwarding, three-way-calling, call barring and multi-line hunting (centrex). We also provide internet services in dial-up, dedicated and on-demand fashion. We have integrated access technologies that allow the internet access required by different types of customers, such as dial-up connection, Internet Fixed Wireless Access (an always-on data channel that allows for the continuous use of the voice line while navigating on the internet), and dedicated private lines of all speeds. We have also launched dedicated private lines for both local and domestic long distance telephony markets. For the latter, we use both our own and leased infrastructure.

     The following chart summarizes each component of our revenue sources for the year ended December 31, 2003:

REVENUE SOURCE                             % REVENUE                             DESCRIPTION
--------------                             ---------                             -----------

Local services...................             75%           We  generate  revenue by  enabling  our  customers  to
                                                            originate  and  receive an  unlimited  number of calls
                                                            within a defined  local  service  area.  Customers are
                                                            charged an initial fee for activating  the service,  a
                                                            flat  monthly  fee for basic  service,  a per call fee
                                                            and a per minute  usage fee,  depending on the type of
                                                            call.



Long distance services...........             10%           We  generate   revenues  by  providing  long  distance
                                                            services for our customers' completed calls.
Other services...................             15%           We generate  revenues by providing  other  services to
                                                            our customers such as internet, data,  interconnection
                                                            and  dedicated  private  line  service,   as  well  as
                                                            value-added  services such as caller ID, call waiting,
                                                            call forwarding and voicemail.
-----------------------------------  ---------------------  -------------------------------------------------------
               Total                         100%



     As of December 31, 2003 we offered the following products and services:

                              PRODUCTS AND SERVICES

Voice                                                         Data
-----                                                         ----
o    Business and Residential Line                            o    Local and Domestic Private Lines
o    Long Distance                                            o    High Speed Private Lines
o    Digital Trunks                                           o    Co-location
o    Voicemail                                                o    Virtual Private Network-- MPLS
o    Centrex Line
o    Customer Premise Equipment -                             Internet
o    Telephone Sets, Key Systems and PBX                      o    Dial Up Internet
o    Call Waiting, Call Forwarding, Caller ID,                o    Dedicated Internet
      Conference Call                                         o    Web Hosting
o    Directory Assistance                                     o    Internet on Demand
o    Operator Services                                        o    Internet FWA
o    Automatic Dialing                                        o    Co-location
o    Unique Number
o    Prepaid Services                                         Bundles
o    Collect Calls                                            o    Axtel in a Box
o    Virtual Line                                             o    Axtel NeXt
o    Toll Free Services


OUR MARKETS

     We launched commercial operations in June 1999 in the city of Monterrey. Our network currently reaches six of the largest metropolitan areas in Mexico (Mexico City, Monterrey, Guadalajara, Puebla, Toluca and Leon), which represent approximately 19% of the population of Mexico. As of December 31, 2003, we had 349,144 lines. Due to our concentration of network facilities in business centers and upper income residential areas, we estimate that the cities in which we operate represent the majority of the total Mexican telecommunications revenue opportunity.

     Our city roll-out was determined taking into consideration the following criteria:

     o Size of telecommunications opportunity. According to COFETEL, for the nine months ended September 30, 2003, nearly 70% of the number of net lines added by the 32 states in Mexico were concentrated in only 10 states: Mexico, Distrito Federal, Jalisco, Nuevo Leon, Veracruz, Baja California, Puebla, Guanajuato, Chihuahua and Tamaulipas. The six cities we currently serve are in these states and five of them are state capitals.

     o Regional economy. According to INEGI (Instituto Nacional de Economia, Estadistica e Informatica), in 2001, 53.2% of the total gross domestic product in Mexico was generated in six states in which we have a presence.

     o Operational synergies. To become more efficient in launching cities, we decided to open clusters of cities. The cities of Toluca and Puebla are close enough to Mexico City and Leon is close enough to Guadalajara to allow for quick systems and operations integration and network buildout.

     Within these cities, studies were conducted using geographical, statistical and self-generated market research data to determine where the opportunity was concentrated. Our network has been built upon this comprehensive data allowing for fast penetration and cost-efficiency.

     Our "first-competitor-to-market" advantage has enabled us to capture an average of approximately 10% market share of our coverage market in the six cities in which we offer services. In Monterrey and Guadalajara, the first two markets where we launched services, we have achieved market shares of approximately 13% in both cities. In particular, in the business segment, we estimate that in Monterrey and Guadalajara we have achieved approximately a 14% and 17% market share, respectively. The table below provides our access lines and estimated market share of our coverage market as of December 31, 2003 for each of the cities where we offer services.

                       MARKET SHARE WITHIN COVERAGE MARKET
                             AS OF DECEMBER 31, 2003

                        DATE               RESIDENTIAL                   BUSINESS                     TOTAL
      CITY            LAUNCHED         LINES         SHARE         LINES         SHARE         LINES         SHARE
--------------    --------------      --------      --------    -----------   ----------    ----------     ---------
MONTERREY         June 1999            71,024         12.1%        39,174         14.4%       110,198         12.9%
GUADALAJARA       December 1999        41,514         11.2         28,785         16.8         70,299         13.0
MEXICO CITY       March 2000           77,898          8.3         45,954          8.3        123,852          8.3
PUEBLA            January 2001         13,427          4.8          8,594          9.4         22,021          6.0
TOLUCA            January 2001          5,747          4.5          3,054          9.4          8,801          5.5
LEON              January 2001          7,109          6.1          6,864         13.4         13,973          8.3
                                      --------      --------    -----------   ----------    ----------     ---------
TOTAL 6 CITIES                        216,719          9.0%       132,425         11.3%       349,144          9.7%
                                      ========      ========    ===========   ==========    ==========     =========


Source:  Share percentages are Company estimates

     Our largest single customer is Nextel de Mexico, which provides telecommunications services to its customers through access to our network. We first entered into an agreement with Nextel de Mexico for the provision of our services in April 2001, and such agreement has been extended four times. Pursuant to the most recent agreement with Nextel de Mexico, we are guaranteed certain minimum levels of traffic through December 2005. This arrangement with Nextel de Mexico accounted for approximately 18% our net sales in the year 2003.

MARKETING AND SALES

     Our marketing strategy is to position ourselves as the first and best alternative provider of local, long distance and internet and data services in Mexico. We undertake direct mail marketing (both special delivery and bill inserts) as well as telemarketing in order to generate geographically targeted brand awareness and to up-sell new services to existing customers. We also build brand awareness through the use of outdoor advertising on bus stops and billboards, printed media including newspapers and magazines, advertisements on the radio and television and sponsorships of local news programs. Our brand strategy is to convey a modern, attractive image using simple, visual communication and portraying a human profile.

     We complement this marketing campaign with focused sales efforts directed to our target market using a variety of sales channels. Our primary sales methods are:

     o Direct Sales. Account executives seek out a particular business customer and establish an appointment.

     o Door to Door. Salespeople walk through a neighborhood soliciting potential customers.

     o Telemarketing. Salespeople call potential customers from an extensive database developed by us. This same team receives calls from potential customers that have been addressed by our advertising and promotional campaigns.

     o Sales Booths. Salespeople stand at strategically determined areas where potential customers carry out their shopping activities.

     o MAPs (Modulos de Atencion y Pago). Axtel-branded sales and service offices located at strategic locations within our targeted cities.

     o Indirect Channels (Sales Distributors). Selected companies are certified to carry out sales activities in the name of Axtel. These companies target specific niches over which they have influence.

     Sales efficiency is measured by subscriber acquisition cost. Telemarketing has proven to be a highly efficient sales channel due to the quality of our detailed database systems, which screen potential customers based on geographic location, network availability and expressed interest. By effectively pre-selecting customers based on network availability, we are able to maximize telemarketing sales efficiency and decrease the cost of acquisition. The accuracy of our database system also results in highly efficient installations.

     Customer attrition, or churn, occurs primarily from our disconnecting customers for non-payment of bills but also when a customer chooses to switch to a competing service or to terminate service altogether. Churn results in the loss of future revenue from customers whose service is disconnected and limits our ability to recoup costs incurred in acquiring customers such as switching costs, commissions and costs incurred in connection with independent third-party verification. Our average monthly churn rate has declined to 1.6% during 2003 as compared to 2.2% during 2002 as a result of management initiatives to improve customer retention as well as the billing and collection process.

PRICING

     In the residential market, in order to attract new subscribers, we frequently offer flexible and attractive initial pricing. Once a customer has chosen our services, we focus on customer satisfaction and offer the customer benefits, rather than lower pricing, in order to maximize our retention rate. For instance, we install and activate second lines for free and allow customers free service trials for value-added services. In the business market, we attract users by providing volume discounts on local calls and provide additional services and discounts to customers who sign long-term contracts. To date, this strategy has allowed us to capture significant market share without eroding the value of the market through excessive price competition.

     We generally seek to maintain our prices at market levels. We offer pricing plans that are simple in order to assure customers of the integrity of the billing process. Our pricing structure rewards consumption by increasing discounts in relation to the amount billed. Our ability to introduce new products such as Axtel.NeXt, a bundled product that provides voice services and always-on internet access, allows us to position ourselves as a value-added provider rather than as a price-cutter.

OUR NETWORK

     We provide services using a hybrid local access network, designed to optimize capital expenditures through the deployment of network access equipment based on specific customer requirements. Our current network access options include fixed wireless access, point-to-point and point-to-multipoint, high quality copper and metropolitan fiber. We switch our traffic using DMS equipment that interconnects with Telmex's equipment and that of other local and long distance carriers in each city, as shown below.

                                            FWA SITES          PMP SITES (1)          SWITCHES            FIBER (KMS)
                                            ---------          -------------          --------            -----------
Mexico............................              85                   27                    3                  154
Monterrey.........................              50                   13                    2                  108
Guadalajara.......................              44                    9                    2                   89
Puebla............................              15                    3                    1                   63
Toluca............................               6                    2                    1                    7
Leon..............................               7                    3                    1                    9
                                            ---------          -------------          --------            -----------
     Total........................             207                   57                   10                  431
                                            =========          =============          ========            ===========

----------

(1) PMP Sites are included in FWA Sites

     In order to deliver superior network reliability, we have acquired advanced network technology and initially contracted network construction on a turn-key basis from proven in-dustry participants. Since March 2002 we have built our network through the use of our own personnel and through certain Mexican third-party contractors. Our wireless network uses Nortel Networks' customer access equipment (currently, Airspan's equipment), microwave radios and DMS switching equipment. Our internet platform uses Cisco's routing platform with Compaq servers and Microsoft software applications. Our fiber networks use Lucent Technology Allwave fiber and Nortel Networks DNX SDH equipment. The combination of these network components enables us to deliver network reliability, which we believe is superior to the incumbent's legacy network.

     Through our current use of Nortel's Proximity II Fixed Wireless Access technology, we are able to provide our customers quality voice service and 64 Kbps data speeds. We consider Fixed Wireless Access technology to be ideal for our residential and micro and small business customers. Internet Fixed Wireless Access technology provides our customers with always-on data connections with speeds up to 96 Kbps by using an Internet Protocol interface and dynamic timeslot assignments, which improves the data rates experienced by customers and also increases our network efficiency.

     Basic voice and data services are delivered over all of our access technologies. Advanced data services and internet access with data rates ranging from 64 Kbps to 2,048 Kbps require deployment of the additional equipment to support the customer's requirements. In general, the capabilities of the access technologies increase directly with the cost of the solution. Our hybrid access capability enables us to:

     o    provide a full range of voice, data and internet services;

     o    rapidly meet demand;

     o    penetrate specific target markets; and

     o scale the infrastructure deployed to market demand and individual customer requirements.

     This network infrastructure allows us to satisfy the requirements of diverse market segments while maintaining a low-cost position relative to our competition.

     Build-out strategy

     Our network is built on a modular basis. Once a region of opportunity has been identified and the decision to expand has been made, we build our network in tandem with our sales efforts within the region. This approach provides greater flexibility and minimizes the time lag between the incurrence of capital expenditures and the generation of service revenues. This model differs significantly from a traditional wireline network covering the same geographic area in which the vast majority of capital expenditures are incurred prior to obtaining customer subscriptions.

     Last-mile connectivity

     The last-mile connectivity portion of our network is comprised of a mix of wireless technologies as well as fiber optics for customers within our metropolitan fiber optics rings. Our access technology is determined by cost-effectiveness analysis, customer applications and availability of service. We use fixed wireless access to serve customers requiring between 1 and 9 lines
(POTS) in a single point of service. Point-to-multipoint is used for customers that require between 10 and 30 lines (POTS) and/or require low-speed (below 2,048 Kbps) dedicated private line accesses. Our point-to-point and fiber optics accesses are used for customers requiring digital trunks or dedicated private line accesses of more than 2Mbps. Hybrid solutions are being used in order to reach more customers by expanding service using copper, PDMX and multi-tenant solutions.

     Recently, we signed contracts with Telefonica Data de Mexico, a subsidiary of Telefonica de Espana, pursuant to which we will have the right to use capacity in Telefonica's long haul fiber infrastructure which is located between the northern border of Mexico and Mexico City. Telefonica Data de Mexico will have the right to use a pair of dark fibers in a portion of our metropolitan fiber rings. This agreement should enable us to reduce our long distance costs by shifting a portion of our traffic from other carriers' long distance infrastructure to our own network.

     Network backbone

     As of December 31, 2003, our network backbone consisted of 431 kilometers of metropolitan fiber optic rings in the cities where we have presence. Our network is comprised of several technologies such as fixed wireless access, point-to-point, point-to-multipoint, copper and fiber. Each city we currently reach is served by a Nortel DMS-100 digital switch which collects all calls originated and terminated in our network. We have geographically deployed 207 sites/Hubs (technology concentrators) in order to serve our target markets.

     Switching

     We use Nortel's DMS-100 digital switches to route traffic within each city. These switches are capable of handling up to approximately 100,000 lines in a modular basis. The switches are capable of providing analog lines, E1 digital lines, digital high speed data services, centrex services and operator assisted service. In addition, they can provide private clear-channel digital lines, data transmission and value-added services such as four digit dialing, conference, call back, caller ID, call waiting, hot line and hunt group among others.

     Operational support systems

     Since launching operations, we have implemented and integrated an information technology architecture that is based upon SAP software for enterprise resource planning, Kenan software for billing and an internally created customer relationship management system. These systems enable us to perform on-line sales and service provisioning. We have been able to manage customer requests, generate accurate bills and produce timely financial statements. We have also integrated Siebel's customer relationship management software into the core of our information technology architecture. These systems allow us to respond to customer requests with speed, quality and accuracy.

     We have also implemented an advanced network management system, which allows us to detect, diagnose and solve network problems in real time. This system is being expanded to integrate all network components in order to improve fault management and response times.

     In July 2003, we received authorization from the Mexican Federal Telecommunication Commission (COFETEL) to install and operate an international gateway, which allows us to establish interconnection agreements with other countries for incoming and outgoing traffic. By sending outbound traffic we will also have the right to receive incoming traffic. This mechanism is in accordance with the Rules of Proportional Return. Tariffs are applied to this international traffic in accordance with international settlement rates. See Item 4.B. "Interconnection--International Settlement."

OUR CONCESSIONS

     We believe we have purchased sufficient spectrum to fulfill the capacity requirements of our business plan including the offering of broadband services to our customers. On June 17, 1996, we were granted concessions to offer local and long distance telephony services nationwide. We were also awarded a public telecommunications network concession for no fee, which has a term of 30 years and, subject to the satisfaction of certain conditions, is renewable for an additional 30-year period.

     In April, June and October of 1998, we were awarded several concessions to use and exploit the following frequency bands:

     o 60 MHz at 10.5 GHz, nationwide divided in 9 regions, for point-to-multipoint access;

     o 112 MHz at 15 GHz, nationwide, for point-to-point access and transport;

     o    100 MHz at 23 GHz nationwide for point-to-point access and transport;
          and

     o 50 MHz at 3.4 GHz, nationwide divided in 9 regions for local telephony using fixed wireless access technology.

     We paid a license fee of Ps. 569.7 million (in nominal pesos) for these spectrum licenses. Each of the spectrum licenses has a term of 20 years and may be renewed at our option for additional 20-year periods as long as we are in compliance with all of our obligations thereunder and as long as an agreement is reached on the new conditions set forth by the SCT.

     The concession expressly permits us to provide the following services:

     o    basic local telephony;

     o    nationwide long distance telephony;

     o the sale or lease of network capacity for the generation, transmission or reception of signs, signals, writings, images, voice, sounds or other information of any nature;

     o the purchase and lease of network capacity from other carriers, including the lease of digital circuits;

     o    value-added services;

     o    operator services;

     o data, video, audio and video conference services, except for cable or other restricted television, continuous music or digital audio services; and

     o    credit or debit telephone cards.

     We have the required regulatory authority to provide such services to Mexico's entire population. Some of our concessions require us to offer services in certain geographic areas where we are not currently offering services. We have, in the past, obtained waivers to such requirements. These waivers have expired and we have applied for the renewal of such waivers. We have been advised in writing by COFETEL that we are not in a situation contemplated in the Federal Telecommunications Law which may result in revocation of any of our licenses. We expect to maintain all of our concessions for each such geographic area where we do not presently offer our services. However, in the event that we were to lose our concessions for these areas where we do not presently offer our services, our concessions for the geographic areas where we do presently offer our services will not be adversely affected.

INTERCONNECTION

     In accordance with the Federal Telecommunications Law, all holders of concessions for the installation, operation and exploitation of public telecommunications networks are required to provide interconnection services to other holders of public telecommunications network concessions.

     All terms of interconnection (such as point of interconnection and interconnection fees) are negotiated between telecommunications concessionaires under COFETEL's supervision. Should telecommunications concessionaires be unable to agree on the terms of interconnection, including rates charged, after a certain period of negotiation, either concessionaire may request that COFETEL resolve any interconnection term at issue. Telecommunications concessionaires are prohibited from adopting discriminatory practices in the application of rates or any other terms of interconnection.

     In accordance with Mexican Telecommunications Regulations, we have established interconnection agreements as follows:

     Local interconnection

     We entered into an interconnection agreement with Telmex in March of 1999. This agreement included provisions concerning local switched interconnection, local non-switched interconnection, signaling, co-location and local transiting, and provided for an interconnection rate of US$0.00975 per minute. This interconnection agreement expired on December 31, 2003. However, its terms and conditions (including the interconnection rate) are automatically extended until the parties mutually agree to extend the agreement or execute a new interconnection agreement.

     In addition to Axtel-Telmex local interconnection agreements, we have established interconnection agreements with most of the local fixed carriers, such as Telefonos del Noroeste, S.A. de C.V. ("Telnor"), Alestra, S. de R.L. de C.V. ("Alestra"), Operadora Unefon, S.A. de C.V. ("Unefon") and Maxcom Telecomunicaciones, S.A. de C.V. ("Maxcom"). The terms and conditions for each agreement are similar to those established with Telmex. Although we have no local interconnection agreement with Avantel Servicios Locales, S.A. de C.V. ("Avantel") or with Megacable Comunicaciones de Mexico, S.A. de C.V. due to particular legal issues between those operators and COFETEL, traffic is exchanged and interconnected between us and those local carriers through transit agreements with Telmex.

     Pursuant to those local interconnection contracts, we have established "bill and keep" agreements. Under the "bill and keep" agreements, if the imbalance between calls originated by a local carrier (Maxcom, Alestra, Telmex, Unefon, Telnor, etc.) and terminated by us and calls originated by us and terminated by such local carrier during a given month does not exceed a predetermined percentage, then no interconnection fees are payable by the net user of interconnection services. If the imbalances are in excess of the predetermined percentage, which is 30% to date, then the net user must pay all interconnection fees related to calls originated by it in that period. The bill and keep agreements contain exceptions regarding internet traffic and long duration calls so that these will not affect the calculation of the permitted imbalance percentage. The prices and tariffs charged under these local interconnection agreements are denominated in US dollars and then converted into Mexican pesos based on monthly rates published by Banco de Mexico.

     Mobile interconnection

     We have reciprocal interconnection agreements with all-cellular providers, such as Telcel, Unefon, Iusacell and Telefonica Movil (including Cedetel and Pegaso PCS) within each of the local coverage areas in which we operate. As of December 2003, the interconnection fee with the cellular carriers was Ps.1.90 per minute for wireline to mobile interconnection under the "calling party pays" mode. For mobile to wireline calls, we receive US$0.00975 per minute from the mobile carrier.

     Long distance interconnection

     In our local operation, we have long distance interconnection agreements in place with major long distance carriers such as LADA (Telmex and Telnor Long Distance operation), Grupo Iusacell, Alestra, Marcatel, and Protel. Other long distance carriers transit traffic though Telmex. As of December 2003, the interconnection fee we receive from long distance carriers was US$0.00975 per minute.

     In our long distance operation, we have established agreements with local networks such as Maxcom, Telmex and Telnor. In addition to the interconnection rate described above, we may pay extra charges for our local interconnection with Telmex and Telnor.

     International settlement

     The international settlement rates that US carriers use to settle accounts with Mexican telecommunications companies are US$0.055 (Mexico City, Monterrey and Guadalajara), US$0.0850 (197 equal access cities) and US$0.1175 (non equal access cities) per minute as of December 2003.

     In 1996, COFETEL implemented the "Rules of Proportional Return" system for allocating international long distance calls for each Mexican carrier based upon the carrier's percentage of outbound international calls. The "proportional return" system may be eliminated or phased out in the future.

CUSTOMER SERVICE

     A key element of our competitive strategy is to consistently provide reliable, responsive customer service. In order to achieve this goal, we have established a 24 hour/7 day a week customer service center for voice, data and internet services which is staffed by highly trained personnel. We have implemented a comprehensive training, testing and certification program for all staff that directly interacts with customers.

     We provide post-sales service on a nationwide basis through the following four operations:

     o Customer Service provides post-sales customer support, ranging from general information, additions, moves and changes to billing inquires and technical support.

     o Operator Services is a 24/7 operation providing directory assistance, wake-up calls, time of day, emergency calls and placing domestic and international long distance calls.

     o Repair Answer is our customer contact group that addresses and manages all customer trouble reports and provides on-line technical support and analysis.

     o Local Test analyzes and tests all trouble reports that are not resolved on-line by Repair Answer. This team is accountable for routing "in service" and "out of service" trouble reports to Repair Dispatch. Both Repair and Local Test work closely with our network maintenance center in order to monitor and fix network disruptions.

BILLING AND COLLECTION

     We believe our billing and collection process is an important aspect of our competitive advantage.

     Our billing team receives and validates the call detail record from the network and bills customers on a monthly basis, typically within 14 days from the end of the billing period. During 2003, we have made significant improvements in shortening the billing process through internal improving efficiencies.

     An ongoing revenue assurance process which consists of reviewing the billing stream, payments and adjustments, as well as fraud detection and control has become part of our regular billing operation. This process has contributed to minimizing fraud and risk.

     To facilitate the reception of payments and to make the payment process convenient for customers, we have developed a number of payment reception channels. Some of these channels are:

     o    convenience stores;

     o    banks;

     o    Axtel MAPs (Axtel's Sales Points);

     o    website e-billing;

     o    supermarkets; and

     o automatic charges to credit cards, checking and debit accounts (upon customer approval).

     These channels provide easy and fast options for the customer to select the most suitable and convenient alternative for a prompt payment.

     To ensure customers pay on time, we use preventive tactics such as calls to remind customers that have failed to pay promptly on their previous payment due dates and call interception. Additional procedures involve suspension of long distance and cellular outgoing calling, suspension of outbound calling and total suspension of service.

     Past due accounts are turned over to external collections agencies 90 days after due date. Accounts are disconnected 180 days after due date. Prior to disconnection, we conduct a negotiation of the outstanding balance with the customer as part of our retention efforts oriented to provide alternate solutions payment programs. Alternatives include reconnection of the service under a pre-payment scheme with a payment schedule for the outstanding balance.

COMPETITION

     We compete primarily in the local telephony services market on the basis of features, customer service and value. Our direct competitors are wireline and fixed wireless local telephony operators.

     We do not compete directly in the long distance market. Although we provide long distance service, we view such service as a part of our suite of products for our telephony customers. As a result, we currently do not offer our long distance service separately from our local telephony service.

     There may be opportunities for consolidation in the Mexican telecommunications industry. Although it is not the focus of our strategy, we intend to review and evaluate opportunities from time to time and, if an appropriate opportunity arises, we may pursue it through the strategic acquisition of assets or an acquisition of, or combination with, another company.

     Telmex. Our main local telephony competitor is Telmex, the former state-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than we have and serves all of the cities and segments that we serve. In addition, Telmex has an established customer base which represents the vast majority of the wireline local telephony lines in Mexico.

     We interconnect with and use Telmex's network to service our own customers and we are dependent upon Telmex to meet certain telecommunications needs of our customers and to maintain our service standards. In addition, because Telmex is the dominant provider of local telephony services, a significant number of our customers maintain an ongoing relationship with Telmex. Telmex has a presence throughout Mexico and its established and long-standing customer base gives it a substantial competitive advantage. See Item 3.D. "Risk Factors--We depend on Telmex for interconnection."

     We believe we are competing effectively against Telmex by providing fast-deployment infrastructure in underserved areas, and by providing value to customers through high quality customer service.

     Avantel. Avantel commenced operations in 1996 by providing only long distance telephony services to residential and business customers. In 2000, Avantel started to offer local service to some of its corporate customers. We believe we are competing effectively against Avantel by developing and offering to corporate customers customized telecommunications service packages, which include attractive pricing, additional product value and applications and access technologies to meet customer needs.

     Alestra. Alestra commenced operations in 1996, providing only long distance telephony services to residential and business customers. Like Avantel, in 2000, Alestra also started to offer local service to some of its corporate customers. We believe we are competing effectively against Alestra by developing and offering to corporate customers customized telecommunications service packages, which include attractive pricing, additional product value and applications and access technologies to meet customer needs.

     Maxcom. Maxcom commenced operations in 1999 targeting residential and business customers in the cities of Puebla, Mexico City and recently in Queretaro. It has deployed a wireline network in these cities and after four years of operations, its customer base has grown to approximately 140,000 lines. We currently compete in Puebla and Mexico City and we believe we compete effectively on the basis of outstanding customer service and price.

LEGAL PROCEEDINGS

     We are currently party to the following material legal proceedings:

     Metronet Dispute

     On October 2002, Metronet, S.A. de C.V. ("Metronet") filed an action against us in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that we wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately US$3.8 million, plus other expenses and attorneys' fees. The trial court ruled against us. This lawsuit, which we are vigorously defending, is currently in the appeal stage.

     Spectrasite Dispute

     In March 2002, Spectrasite Communications Mexico, S. de R.L. de C.V. ("Spectrasite Mexico") filed an action against us in the 30th Civil Court in Mexico City. Spectrasite Mexico is seeking recovery of a deposit in the amount of US$13.0 million that Spectrasite Mexico made with us in connection with a proposed sale-leaseback of towers. We, in turn, countersued Spectrasite Mexico and Spectrasite Communications Inc. for breach of contract in a related action. If the court rules against us, the deposit will have to be reimbursed as will Spectrasite Mexico's legal costs and expenses and any other applicable amounts considered direct damages in accordance with applicable Mexican laws. If the court rules in our favor, we may be able to retain the deposit and/or any other applicable amounts considered as direct damages in accordance with applicable Mexican laws, in addition to receiving payment of our legal costs and expenses. This lawsuit is in the discovery stage.

     Rendall Dispute

     On June 27, 2003, we and Telinor jointly filed an action against Rendall & Associates seeking a court pronouncement that neither of us owed any amounts to Rendall & Associates. Rendall & Associates seeks payment from Telinor of approximately US$3.0 million pursuant to an expired services agreement between Rendall & Associates and Telinor. We believe Rendall & Associates' allegations are without merit and that the court may find in our favor. This proceeding is in its initial stages.

     Shareholdings Disputes

     In connection with an increase in our capital, approved on February 28, 2003, Telinor was entitled to subscribe for a certain number of voting shares. The subscription agreement tendered to us by Telinor recited that Telinor had assigned to Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. (collectively, "Blackstone") a portion of its subscrip-tion rights and that the voting shares representing that portion were to be subscribed for by Telinor, as a commercial agent for Blackstone, and issued in Telinor's name, for the account of Blackstone. As a result of the subscription, Series A voting shares were issued in Telinor's name. Subsequently, the portion of the voting shares issued in Telinor's name which Telinor had advised us it was subscribing for the account of Blackstone were exchanged for Series C voting shares. The record ownership of these Series C voting shares was placed in Blackstone's name. We and Telinor believe these actions were proper because Blackstone, as a non-Mexican investor, cannot hold our Series A voting shares. LAIF X sprl , a holder of Series C voting shares, asserts that it would own a majority of the Series C voting shares absent Blackstone's ownership of Series C voting shares, and disputes the validity of what it characterizes as the issuance of Series C voting shares to Blackstone, based on what LAIF X sprl asserts was an impermissible conversion of Series A voting shares into Series C voting shares. LAIF X sprl also asserts that Blackstone's holding of Series C voting shares is invalid and that our current board of directors was not properly constituted because the directors representing the Series C shareholders, elected with Blackstone's vote, were not properly elected. The subscription agreement submitted to us by LAIF X sprl states that Worldtel Mexico Telecom Limited ("WorldTel") assigned its subscription rights to participate in the capital call to its direct shareholders, among which LAIF IV Ltd. was an assignee. It also states that LAIF IV Ltd. thereafter re-assigned its rights to subscribe its pro-rata share of Axtel shares to LAIF X sprl, which in turn subscribed and paid for some of our shares arising out of the capital call. Prior to such subscription and payment for Axtel shares by LAIF X sprl, Telinor had subscribed and paid in full the entire capital call, subject to WordlTel's exercise of pre-emptive rights. As a consequence of LAIF X sprl's subscription, we refunded to Telinor the amount paid by LAIF X sprl.

These disputes have evolved as follows:

     (i) In October 2003, LAIF X sprl filed a petition before the trial court located in Monterrey (Mexico), seeking preliminary injunctive relief consisting of an order to suspend the effectiveness of the resolutions adopted during the meeting of our shareholders held on October 9, 2003, with respect to the appointment of members of our board of directors by the holders of Series C shares, pending the resolution of the dispute through the dispute resolution process set forth in our bylaws. The trial court dismissed this action and the State Superior Court of Appeals (Sala Novena Civil) confirmed such dismissal. LAIF X sprl may still request the review of this decision by a Federal Court.

     (ii) In December 2003, LAIF X sprl invoked the dispute resolution process in our bylaws and filed a demand for arbitration before the International Centre for Dispute Resolution of the American Arbitration Association against Axtel, Telinor and Blackstone (referred to collectively herein as the respondents). Each of the respondents submitted on time its answer to the demand for arbitration. This proceeding is in its initial stages; each of the claimants and respondents has selected one arbitrator, and the International Centre for Dispute Resolution is in the process of selecting the president of the arbitration tribunal. In this arbitration proceeding, LAIF X sprl seeks, among other things, the following relief: (a) an interim order preventing Axtel from taking, without LAIF X sprl's express written consent, any action that under our bylaws is subject to the approval of the holders of the majority of the Series C voting shares or the approval of at least one of our Series C directors; (b) a declaration that the alleged transfer of Series A voting shares to Blackstone and their alleged conversion into Series C shares was not in full compliance with our bylaws; (c) an order to nullify the Series C shares issued to Blackstone; (d) a declaration that the election of our board of directors on October 9, 2003 was conducted in breach of our bylaws; (e) an order to remove our current board of directors as appointed on October 9, 2003; and (f) damages in an unspecified amount.

     (iii) In January 2004, Telinor filed a lawsuit in Monterrey (Mexico) against LAIF IV Ltd., LAIF X sprl and Axtel. In this lawsuit, Telinor is challenging the validity of a re-assignment of preferential subscription rights by LAIF IV Ltd. in favor of LAIF X sprl, and as a consequence thereof, the subscription of shares made by LAIF X sprl. If the court rules in favor of Telinor, the re-assignment of preferential subscription rights by LAIF IV Ltd. in favor of LAIF X sprl may be judicially declared invalid, LAIF X sprl's status as a shareholder of Axtel may be revoked, and the shares subscribed by LAIF X sprl may be judicially allocated to Telinor.

     (iv) In February 2004, LAIF X sprl filed a petition against the respondents before the United States District Court, Southern District of New York, in order to (a) compel the respondents to arbitrate any and all disputes with LAIF X sprl arising directly or indirectly out of our bylaws, and (b) to obtain injunctive relief and enjoin the respondents from commencing or pursuing any lawsuit against LAIF X sprl (its affiliates, employees, officers, and agents) arising directly or indirectly out of our bylaws in any jurisdiction without a prior determination by the arbitration tribunal that such action would indeed be outside the scope of its jurisdiction. On March 1, 2004, the injunctive relief sought by LAIF X sprl was denied as to Axtel and Blackstone with the consent of LAIF X sprl; and on March 8, 2004, it was denied as to Telinor in all respects. On March 26, 2004, LAIF X sprl appealed the District Court's order as to Telinor before the United States Court of Appeals for the Second Circuit.

     (v) In March 2004, LAIF X sprl submitted to the International Centre for Dispute Resolution an amendment to its demand for arbitration requesting additional relief consisting of a declaration that, pursuant to our bylaws, LAIF X sprl is a legitimate shareholder of Axtel. On April 7, 2004 we filed our answer and defenses to the amendment to the demand.

GOVERNMENT REGULATIONS

     General

     The telecommunications industry in Mexico is subject to the Federal Telecommunications Law (Ley Federal de Telecomunicaciones), which was enacted in 1995, and its regulations. In addition, certain rules under the General Means of Communications Law (Ley de

Vias Generales de Comunicacion) and the Telecommunications Regulations (Reglamento de Telecomunicaciones) generally remain effective and are referred to as the Old Telecommunications Law.

     Under the Federal Telecommunications Law, the Mexican telecommunications industry is regulated for regulatory, administrative and operational matters by COFETEL (Comision Federal de Telecomunicaciones). COFETEL was created in 1996 as a separate entity from the SCT (Secretaria de Comunicaciones y Transportes) to regulate and promote the efficient development of the telecommunications industry in Mexico. COFETEL is responsible for, among other things:

     o enacting regulations and technical standards for the telecommunications industry;

     o ensuring that concession holders fulfill the terms and obligations of their concessions and permits;

     o    suspending operators without concessions;

     o    resolving interconnection controversies between competitors; and

     o    maintaining a registry of applicable rates.

     The SCT retains the authority to grant and revoke all concessions and permits. COFETEL makes recommendations to the SCT on major issues, such as amending existing telecommunications legal framework, allocating spectrum frequencies, granting, transferring, renewing or revoking concessions and applying penalties for concession violations. The SCT has final decision making power on these issues. Once a final decision is made, COFETEL implements the related regulations.

     Concessions and permits

     To provide telephony services in Mexico through a public telecommunications network, a service provider must first obtain a concession from the SCT. Pursuant to the Federal Telecommunications Law, concessions for public telecommunications networks may not exceed a term of 30 years, and concessions for spectrum frequencies may not exceed a term of 20 years. Generally, concessions for public telecommunications networks and spectrum frequencies may be extended for a term equivalent to the term for which the concessions were originally granted as long as the concessionaire is in compliance with ongoing obligations stated therein. Concessions specify, among other things:

     o the type and technical specifications of the network, system or telecommunication services that may be provided;

     o    the allocated spectrum frequencies, if applicable;

     o the geographical region in which the holder of the concession may provide the telecommunication service;

     o    the required capital expenditure program;

     o    the term during which such service may be provided;

     o the payment, where applicable, required to be made to acquire the concession, including, if applicable, the participation of the Mexican government in the revenues of the holder of the concession; and

     o    any other rights and obligations affecting the concession holder.

     In addition to concessions, the SCT may also grant permits for the following:

     o    installing, operating or exploiting transmission-ground stations; and

     o    providing telecommunications services as a reseller.

     There is no legally mandated maximum term for these permits unless specifically stated in the permit. Under the Federal Telecommunications Law, a company needs to register with COFETEL the rates for the telecommunications services that it wishes to provide in order to be able to provide them to the public.

     The Mexican Congress enacted a law, effective January 1, 2002, that expanded the scope of the sales and use tax to include additional services, including services provided by telecommunications service providers such as value-added services, at a rate of 10%. An amendment to this law, effective January 1, 2003, confirmed that our core business (the offering of local and long distance services) is not subject to the tax. Although we believe, based on the advice of our tax and regulatory advisors, that certain other services that are part of our local service offerings are also not subject to such tax, we cannot assure you that the tax authorities may not interpret the law otherwise or impose other taxes from time to time.

     Ownership restrictions. Under the Federal Telecommunications Law and the Mexican Foreign Investment Law (Ley Federal de Inversion Extranjera), basic telephony concessions may be granted only to:

     o    Mexican individuals; and

     o Mexican corporations in which non-Mexicans own 49% or less of the full voting stock and that are not otherwise controlled by non-Mexicans.

     However, in the case of concessions for cellular telecommunications services, foreign investment participation may exceed 49% of the voting stock with the prior approval of the Mexican Foreign Investment Bureau of the Mexican Ministry of Economy (Secretaria de Economia).

     Pursuant to the Foreign Investment Law, the Mexican Ministry of Economy may also authorize the issuance of non-voting or limited-voting stock (also known as "neutral shares") that are not counted for purposes of determining the foreign investment percentage of a Mexican corporation under the Mexican Foreign Investment Law. Any share transfers resulting in a violation of these foreign ownership requirements are invalid under Mexican law.

     Transfer. Concessions are transferable after the first three-year period of the concession, if the SCT approves the transfer of the concession title, the assignee agrees to comply with the terms of the concession and such a transfer does not violate the foreign ownership requirements of the Federal Telecommunications Law and the Mexican Foreign Investment Law.

     Termination. A concession or a permit may be terminated pursuant to the Federal Telecommunications Law upon the following events:

     o    expiration of its term;

     o    resignation by the concession holder or the permit holder;

     o revocation prior to the end of its term under certain circumstances, such as:

     o dissolution or bankruptcy of the concession holder or the permitholder;

     o failure to exercise the rights of the concession within 180 days of its granting;

     o failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;

     o    loss of the concession or permit holder's Mexican nationality;

     o unauthorized assignment, transfer or encumbrance of the concession or permit;

     o    unauthorized interruption of service;

     o taking any action that impairs the rights of other concessionaires or permit holders;

     o failure to comply with the obligations or conditions specified in the concession or permit; and

     o failure to pay the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession.

     The SCT may revoke a concession for violations in any of the circumstances referred to in the first four instances above. Under the last four instances above, the SCT would have to fine the concessionaire at least three times for the same failure before moving to revoke a concession.

     Expropriation

     The Mexican government has the statutory right to permanently expropriate any telecommunications concession and claim any related assets for reasons of public interest. Under Mexican law, the Mexican government is obligated to compensate the owner of such assets in the case of a statutory expropriation. The amount of the compensation is to be determined by appraisers. If the party affected by the expropriation disagrees with the appraisal amount, such party may initiate judicial action against the government. In such a case, the relevant judicial authority will determine the appropriate amount of compensation to be paid. We are not aware of any instance in which the SCT has exercised its expropriation rights in connection with a telecommunications company.

     Temporary seizure

     The Mexican government, through the SCT, may also temporarily seize all assets related to a telecommunications concession or permit in the event of a natural disaster, war, significant public disturbance, threats to internal peace or for economic reasons or for other reasons related to national security. If the Mexican government temporarily seizes such assets, except in the event of war, it must indemnify the concession holder for all losses and damages, including lost revenues. We are not aware of any instance in which the SCT has exercised its temporary seizure powers in connection with a fixed or mobile telecommunications company.

     Rates for telecommunications services

     Before the Federal Telecommunications Law was enacted in June 1995, the SCT's approval was required for setting the rates charged for all basic local, long distance and certain value-added local and long distance telecommunications services. Historically, the SCT permitted rate increases based on the cost of service, the level of competition, the financial situation of the carrier and certain macroeconomic factors. Carriers were not allowed to discount the rates authorized by the SCT, although operators occasionally waived activation fees on a promotional basis. Interconnection rates also required SCT approval. Rates for private dedicated circuit services through microwave networks and private networks through satellites were not regulated before the Federal Telecommunications Law was enacted.

     Under the Federal Telecommunications Law, rates for telecommunications services (including local, cellular and long distance telephony services) are now freely determined by the providers of such services, except that such rates may not be set below a service provider's long-term incremental cost.

     In addition, COFETEL is authorized to impose specific rate, quality and service requirements on those companies determined by the Federal Antitrust Commission (Comision Federal de Competencia) to have substantial market power pursuant to the provisions of Mexico's antitrust statute. All rates for telecommunications services (other than value-added services) must be registered with COFETEL prior to becoming effective. The Federal Telecommunications Law prohibits telecommunications providers from cross-subsidizing among their services and requires that they keep separate accounting for each of their services.

     The Mexican Antitrust Commission has found that Telmex has substantial power in the following five markets: interconnection, local services, domestic long distance services, international long distance services and long distance resale, as defined under Mexico's antitrust statute. Based on this finding, COFETEL issued a resolution in September 2000 regulating Telmex as a dominant carrier and imposing special obligations regarding, among other things, quality of services, tariffs and information disclosure. However, Telmex has obtained an injunction against any potential action by COFETEL for the purpose of implementing such resolution. As a result of this injunction, Telmex is not currently subject to the specific obligations covered by COFETEL's resolution.

     C. Organizational Structure

     Our major investors are Telinor Telefonia, S. de R.L. de C.V. ("Telinor"), a company formed in 1994 by a group of Monterrey businessmen including Tomas Milmo Santos, Tomas Milmo Zambrano, Lorenzo Zambrano Trevino and Alberto Santos de Hoyos; LAIF X sprl, an affiliate of AIG-GE Capital Latin American Infrastructure Fund L.P.; and The Blackstone Group, a New York-based investment group. Telinor holds 58.5% of our voting stock and has a 53.0% economic interest in us. LAIF X sprl holds 15.7% of our voting stock and has a 14.3% economic interest in us. The Blackstone Group holds 13.9% of our voting shares and has an 11.7% economic interest in us. Some of our other direct investors include Tapazeca sprl (an affiliate of The Soros Group), New Hampshire Insurance Company (an affiliate of American International Group, or AIG) and Nortel Networks Limited.

The following table sets forth our significant subsidiaries as of the date of this annual report:

                                                     JURISDICTION OF  PERCENTAGE
NAME OF COMPANY                                       INCORPORATION     OWNED
---------------                                       -------------     -----

Impulsora e Inmobiliaria Regional, S.A. de C.V.          Mexico        99.998%
Instalaciones y Contrataciones, S.A. de C.V.             Mexico        99.998%
Servicios Axtel, S.A de C.V.                             Mexico        99.998%


     D. Property, Plants and Equipment

     All of our properties are located in Mexico. Our corporate headquarters are located in Monterrey, Mexico. Our Monterrey office consists of 39,779 square meters, and the lease on this property expires in 2015. We also own eight buildings throughout the six cities where we operate. These are the facilities in which we have installed our switches. We have over 200 towers on leased land throughout our service areas.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Form 20-F. The following discussion includes certain forward-looking statements. For a discussion of important factors, including the continuing development of our business, actions of regulatory authorities and competitors and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see Item 3.D. "Risk Factors."

OVERVIEW

     We provide bundled local and long distance voice services, as well as data and internet services. Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return achieved on our investment in infrastructure, sales and marketing and distribution. Long distance services, for example, have been a significant source of revenue, but would not be cost-effective to provide as a stand-alone service offering because of the significant downward pricing pressure on long distance services in Mexico. In addition, we believe and have found that customers prefer to purchase their telecommunications services from a single provider and receive a single bill. We believe customer loyalty is increased with the provision of additional services, resulting in a lower customer churn rate.

KEY PERFORMANCE INDICATORS

     Management evaluates the performance of the Company by tracking the following indicators:


                                 2001                              2002                            2003
                   -------------------------------------------------------------------------------------------------------
                      Q1       Q2      Q3       Q4       Q1       Q2      Q3       Q4      Q1       Q2      Q3      Q4
                   -------- -------- -------- ------- ------- -------- -------- --------- ------ -------- ------ ---------
Revenues(1) ...      469.3    528.6    641.0   604.0    563.0   613.5     626.4    649.5   664.7   710.2   746.8   797.8
Cost of Revenues
and Operating
Expenses(1)         (605.6)  (637.5)  (732.5)  (833.1) (666.4) (680.7)   (703.7)  (634.4) (667.7) (696.4) (704.3) (738.7)
Access Lines(2)      265.3    287.8    280.1    290.1   290.7   285.7     289.0    295.1   300.2   311.1   332.7   349.1
ARPU(3) .......      538.3    590.5    676.1    622.1   573.1   632.8     645.5    656.8   655.0   680.6   671.1   652.5


(1)  Amounts in constant Ps. in millions as of December 31, 2003.

(2)  Amounts in thousands at end of period.

(3) ARPU means average revenue per user. Amounts in constant Ps. as of December 31, 2003.

Revenues

     We derive our revenues from:

     o Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged an initial fee for activating the service, a flat monthly fee for basic service, a per call fee and a per minute usage fee for calls completed on a cellular line ("calling party pays calls").

     o Long distance services. We generate revenues by providing long distance services for our customers' completed calls.

     o Other services. We generate revenues by providing other services to our customers which include internet, data, interconnection and dedicated private line service, as well as value-added services such as caller ID, call waiting, call forwarding and voicemail.

     The following summarizes our revenues and percentage of revenues from operations from these sources:

                                       REVENUES (CONSTANT PS.
                                          IN MILLIONS AS OF                           % OF REVENUES
                                         DECEMBER 31, 2003)                            YEAR ENDED
                                       YEAR ENDED DECEMBER 31,                        DECEMBER 31,
                             -----------------------------------------    ---------------------------------------
       REVENUE SOURCE             2001           2002          2003         2001          2002          2003
       --------------             ----           ----          ----         ----          ----          ----

Local calling services..      Ps. 1,657.4    Ps. 1,832.3    Ps.2,180.8       73.9%        74.7%          74.7%
Long distance services..            299.8          289.8         296.1       13.4%        11.8%          10.1%
Other services..........            285.7          330.3         442.7       12.7%        13.5%          15.2%
                              -----------    -----------    ----------      ------       ------         ------
Total...................      Ps. 2,242.9    Ps. 2,452.4    Ps.2,919.5      100.0%       100.0%         100.0%


Cost of Revenues and Operating Expenses

     Our costs are categorized as follows:

     o Cost of revenues include expenses related to the termination of our customers' cellular and long distance calls in other carriers' networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

     o Operating expenses include costs incurred in connection with general and administrative matters including compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

     o Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

Access Lines

     Our access lines are separated into residential and business categories. We determine the number of our total access lines by adding to the ending balance of access lines from the previous period the gross installed access lines during such period and then subtracting any access lines that were disconnected during such period. By determining the number of our access lines, we are able to estimate our share of a particular geographic market.

ARPU (Average Revenue Per User)

     Average revenue per user is used as an industry-standard measurement of a telecommunication company's ability to maximize the amount of revenue we derive from each customer in light of the amount of capital expenditures made to attract such customer. This measurement allows us to gauge our return on investment as compared with both our domestic competitors in Mexico as well as other telecommunication services providers abroad.

DEBT REPURCHASE

     During the first quarter of 2003, we implemented a significant restructuring of our debt and equity and entered into agreements to replace our most significant supply contracts. From the commencement of the roll-out of our network, Nortel Networks had been our main supplier of network equipment and our most significant lender. As of December 31, 2002, our total indebtedness to Nortel Networks was US$511.5 million. After extensive negotiations, we agreed with Nortel to repurchase this debt in exchange for (i) non-voting shares of our stock representing 9.9% of our total outstanding shares, (ii) a cash payment of US$125.2 million and (iii) a promissory note in the face amount of US$24.2 million. These debt repurchase transactions resulted in a net gain for financial statement purposes of US$168.9 million recorded in March 2003 and additional shareholder's equity of US$60.0 million. Although there was no negative impact on our cash flow in terms of accrued tax liabilities in connection with these transactions, we did decrease our accumulated Net Operating Losses and tax loss carryforwards due to the financial gain. In December 2003, the promissory note in the amount of US$24.2 million in favor of Nortel was repaid in full with the net proceeds received in connection with the issuance of the outstanding notes.

     As part of the Nortel debt repurchase transaction, we renegotiated our supply arrangements with Nortel, and entered into five agreements: three agreements relating to the provision of fixed wireless access equipment, and two agreements relating to the provision of non-fixed wireless access equipment. Under such agreements, we assumed certain purchase obligations, including: (i) the obligation to purchase not less than 25,000 RSS units (customer premise equipment) in year 2003; 20,000 customer premise equipment kits in year 2004; 25,000 customer premise equipment kits in year 2005; 30,000 customer premise equipment kits in year 2006; and 35,000 customer premise equipment kits in year 2007; (ii) the obligation to purchase not less than 20 radio base station units in year 2003; 30 radio base station units in year 2004; and 20 radio base station units in each of years 2005, 2006 and 2007; (iii) the obligation to purchase a minimum amount of US$0.6 million during year 2003 and US$2.1 million during each of the following four years. In addition, as part of these agreements, we are obligated to make yearly payments of US$3.8 million for technical services regarding our fixed wireless access platform. On December 23, 2003, Airspan Communications Limited ("Airspan") acquired Nortel's fixed wireless access business, assuming Nortel's rights and obligations under some of these agreements.

     Bell Canada International Limited, or BCI, one of our founding shareholders, was also a party to a certain Technical Services Agreement and a Secondment Agreement with us. BCI has embarked upon a Canadian court ordered plan of dissolution. In connection with our on-going capital needs and BCI's plans to dissolve, we agreed to pay BCI US$13.2 million to terminate all the rights and obligations of both parties under the two agreements, including our obligation to pay fees in the future based on our financial performance, and in full settlement of any and all claims that BCI may have against us arising out of or related to the Secondment Agreement and the Technical Services Agreement that we previously entered into. Such US$13.2 million amount was evidenced by a cash payment of US$2.8 million on May 30, 2003 and three non-negotiable promissory notes: (a) US$1.1 million paid on June 30, 2003; (b) US$1.1 million paid on September 20, 2003; and (c) US$1.2 million payable on December 31, 2003. In addition, we issued in favor of BCI another promissory note with a future value of US$9.4 million payable in June 2006. Due to these transactions with BCI, we recorded an extraordinary expense of US$10.7 million. In December 2003, all these amounts owed to BCI were repaid in full with the net proceeds received in connection with the issuance of the outstanding notes.

     Finally, in connection with the foregoing transactions, on February 28, 2003 we issued a capital call to our existing shareholders for the subscription and payment of shares representing additional capital of US$60.0 million. Certain of our shareholders assigned their subscription rights with respect to such shares to some of their shareholders or members. As a result, the number of our shareholders increased from 3 to 11. However, each of our new shareholders is an indirect shareholder of ours through their equity interest in the respective holding companies of Telinor and Worldtel, that own our stock. As is required under Mexican law, Mexican shareholders continue to own more than 51% of our voting stock.

YEAR OVER YEAR COMPARISONS

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

     Revenues from Operations

     Revenues from operations increased to Ps. 2,919.5 million for year 2003 from Ps. 2,452.4 million for the year ended 2002, an increase of Ps. 467.1 million, or 19%. The number of access lines increased to 349,144 from 295,141, an increase of 18%, and our average revenue per user increased to Ps. 664.6 from Ps. 627.0. During the year 2003, the Company launched new and innovative commercial offers, thus allowing the Company to increase the number of lines in service, which had a favorable impact on the 2003 revenues.

     Local services. Local service revenues increased to Ps. 2,180.8 million for the year ended 2003 from Ps. 1,832.3 million for the year ended 2002, an increase of Ps. 348.4 million, or 19%. These increases were primarily due to higher monthly rent and cellular consumption driven by specifically targeted offers to capture high consumption customers.

     Long distance services. Long distance services revenues increased to Ps.
296.1 million for the year ended 2003 from Ps. 289.8 million for the year ended 2003, an increase of Ps. 6.3 million, or 2%. This is a consequence of a higher number of lines in use during the year.

     Other services. Revenue from other services increased to Ps. 442.7 million in 2003 from Ps. 330.3 million in 2002, an increase of Ps. 112.4 million, or 34%. The increase was due to different factors, including but not limited to the following: higher termination of calls in our network, increase in international traffic through our international gateway and more subscription of our value added services.

     Cost of Revenues and Operating Expenses

     Cost of Revenues. Cost of revenues from operations increased to Ps. 808.4 million for the year ended 2003 from Ps. 612.2 million for the year ended 2002, an increase of Ps. 196.2 million, or 32%. This increase was due primarily to a Ps. 195.9 million increase in our underlying costs related to calling party pays call revenues.

     Operating expenses. Operating expenses decreased to Ps. 1,138.1 million for the year ended 2003 from Ps. 1,262.4 million for the year ended 2002, a decrease of Ps. 124.3 million, or 10%. This decrease was attributable to the improvements made on collections policies/processes which resulted in less provision for doubtful accounts.

     Depreciation and Amortization. Depreciation and amortization from continuing operations increased to Ps. 860.6 million for the year ended 2003 from Ps. 810.5 million for the year ended 2002, an increase of Ps. 50.1 million, or 6%. This increase in depreciation and amortization goes in line with the Company's growth and investments.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

     Revenues from Operations

     Revenues from operations increased to Ps. 2,452.4 million for year 2002 from Ps. 2,242.9 million for the year ended 2001, an increase of Ps. 209.6 million, or 9%. The number of access lines increased to 295,141 from 290,132, an increase of 2%, and our average revenue per user increased to Ps. 627.0 from Ps.
609.7. During the year 2001, we commenced offering our services in three new cities, Puebla, Toluca and Leon, which contributed positively to the increase in revenue and customer base. We derived our revenues from the following sources:

     Local services. Local service revenues increased to Ps. 1,832.3 million for the year ended 2002 from Ps. 1,657.4 million for the year ended 2001, an increase of Ps. 174.9 million, or 11%. This increase was primarily due to the increase in consumption levels in cellular and measured service on a per line basis as a result of the acquisition of high consumption customers through the development of offers specifically targeted to such customers.

     Long distance services. Long distance services revenues decreased to Ps.
289.8 million for the year ended 2002 from Ps. 299.8 million for the year ended 2001, a decrease of Ps. 10.0 million, or 3%, due to a lower consumption on a per line basis following the introduction of alternative options to complete long distance traffic, like trunking services, voice over IP, among others.

     Other services. Revenue from other services increased to Ps. 330.3 million in 2002 from Ps. 285.7 million in 2001, an increase of Ps. 44.6 million, or 16%.

     Cost of Revenues and Operating Expenses

     Cost of Revenues. Cost of revenues from operations increased to Ps. 612.2 million for the year ended 2002 from Ps. 521.3 million for the year ended 2001, an increase of Ps. 90.9 million, or 17%. This increase was due primarily to a Ps. 127.4 million increase in our underlying costs related to calling party pays call revenues, which was partially offset by a decrease in the cost of investing related to a reduction in gross additions over the prior year.

     Operating expenses. Operating expenses from operations decreased to Ps. 1,262.4 million for the year ended 2002 from Ps. 1,642.6 million for the year ended 2001, a decrease of Ps. 380.2 million, or 23%. This decrease was attributable primarily to a significant reduction in bad debt expense due to an improved customer profile, as well as a significant rationalization of our workforce.

     Depreciation and Amortization. Depreciation and amortization from continuing operations increased to Ps. 810.5 million for the year ended 2002 from Ps. 644.7 million for the year ended 2001, an increase of Ps. 165.8 million, or 26%. This increase in depreciation and amortization expense reflects the continuing expansion of our asset base.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

     Revenues from Operations

     Revenues from operations increased to Ps. 2,242.9 million for the year ended 2001 from Ps. 1,052.7 million for the year ended 2000, an increase of Ps. 1,190.1 million, or 113%. The number of access lines increased to 290,132 from 216,760, an increase of 34%. During the year 2001, we grew our customer base by beginning to offer our services in three new cities, Puebla, Toluca and Leon, which contributed positively to the increase of our revenue and customer base. We derived our revenues from the following sources:

     Local services. Local service revenues increased to Ps. 1,657.4 million for the year ended 2001 from Ps. 783.0 million for the year ended 2000, an increase of Ps. 874.5 million, or 112%, attributable primarily to targeted sales to high consumption customers as well as a 134% and 195% increase in our monthly fees and usage fees due to an increase in the number of access lines.

     Long distance services. Long distance services revenues increased to Ps.
299.8 million for the year ended 2001 from Ps. 106.8 million for the year ended 2000, an increase of Ps. 192.9 million, or 181%. The increase in revenues was attributable to a higher number of lines in services and higher consumption on a per line basis.

     Other services. Revenue from other services increased to Ps. 285.7 million for the year ended 2001 from Ps. 163.0 million for the year ended 2000, an increase of Ps. 122.7 million, or 75%, which was attributable to the introduction of our internet service products, as well as an increase in value-added services.

     Cost of Revenues and Operating Expenses

     Cost of Revenues. Cost of revenues from operations increased to Ps. 521.3 million for the year ended 2001 from Ps. 222.3 million for the year ended 2000, an increase of Ps. 299.0 million, or 135%. This growth was due primarily to a Ps. 265.4 million increase in our underlying costs related to calling party pays calls, as well as increased long distance costs due to higher consumption levels.

     Operating expenses. Operating expenses from operations increased to Ps. 1,642.6 million for the year ended 2001 from Ps. 1,377.5 million for the year ended 2000, an increase of

Ps. 265.2 million, or 19%. The increase was due primarily to our higher reserves for bad debt expenses, as well as increased costs related to our growth and the correspondent need for additional personnel and facilities.

     Depreciation and Amortization. Depreciation and amortization from operations increased to Ps. 644.7 million for the year ended 2001 from Ps. 335.4 million for the year ended 2000, an increase of Ps. 309.3 million, or 92%. This increase in depreciation and amortization expense was attributable to an increase in capital expenditures for consolidation and expansion of our network coverage into additional cities.

LIQUIDITY AND CAPITAL RESOURCES

     Historically we have relied primarily on vendor financing, private equity contributions, internal cash from operations and the proceeds from bank debt to fund our operations, capital expenditures and working capital requirements. After giving effect to the offering of the outstanding notes and the net proceeds therefrom, we believe that we will be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations, although no assurance can be given in this regard. We will continue to focus on investments in fixed assets and working capital management, including the collection of accounts receivable and management of accounts payable. Net cash provided by operating activities was Ps. 159.7 million, Ps. (11.5) million and Ps. (303.6) million for the years ended December 31, 2003, 2002 and 2001, respectively.

     Net cash used in investing activities was Ps. 556.7 million, Ps. 566.8 million and Ps. 1,595.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. These cash flows primarily reflect investments in fixed assets of Ps. 460.1 million, Ps. 565.4 million and Ps. 1,582.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     Net cash provided by (used in) financing activities from continuing operations was Ps. 1,083.0 million, Ps. 771.3 million and Ps. 1,886.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     Since our inception, we have invested over Ps. 7,400 million as we built out our infrastructure. Our total investment in fixed assets was approximately Ps. 565.4 million in 2002 and was approximately Ps. 460.1 million in 2003. We expect to make additional investments in future years as we selectively expand our network into other areas of Mexico in order to exploit market opportunities as well as to maintain our existing network and facilities.

     Market risks

     Our primary foreign currency exposure relates to our US dollar-denominated debt. Most of our debt obligations at December 31, 2003 were denominated in US dollars. Substantially all of our debt obligations would have been denominated in US dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet obligations. We have reduced our exposure through the purchase of options contracts which mature in less than a year.

     The following table provides information about the details of our option contracts as of December 31, 2003 (in thousands except average strike price):

                                    COVERAGE IN                        FAIR VALUE
                                      MEXICAN             AVERAGE        IN US
FOREIGN CURRENCY                       PESOS            STRIKE PRICE    DOLLARS       MATURITY DATE
----------------                       -----            ------------    -------       -------------

AT DECEMBER 31, 2003:
Purchased   puts  (Axtel  may
   sell peso/buy USD)
     Mexican peso...............        56,500             11.30          91.1         March 17, 2004
                                     ------------                   ------------
                                        56,500                      $     91.1
                                     ============                   ============

Written  calls  (Counterparty
   may buy peso/sell USD)
     Mexican peso...............        55,400             11.08         (41.2)        March 17, 2004
                                     ------------                   ------------
                                        55,400                      $    (41.2)
                                     ============                   ============


     Prior to entering into foreign currency hedging contracts, we evaluate the counterparties' credit ratings. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. We do not currently anticipate non-performance by such counterparties.

     The exchange rate of the peso to the US dollar is a freely floating rate and the peso has experienced significant devaluation in previous years. Any significant decrease in the value of the peso relative to the US dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes.

     Capitalization of preoperating expenses

     We commenced commercial operations in June 1999. As permitted under Mexican GAAP, during our preoperating stage we were able to capitalize all of our general and administrative expenses and our net comprehensive cost of financing.

     Beginning in June 1999, we are required to amortize all previously capitalized general and administrative expenses and to depreciate all previously capitalized net comprehensive cost of financing. These capitalized preoperating expenses are amortized on a straight-line basis for a period not exceeding ten years.

     Summary of contractual obligations

     The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.

                                                               LESS THAN                                  MORE THAN 5
                                                  TOTAL         1 YEAR       1-3 YEARS      3-5 YEARS        YEARS
                                               -----------   ------------   -----------    -----------   -------------
                                                                 PRO FORMA, PAYMENTS DUE BY PERIOD
                                                                         (US$ IN MILLIONS)
CONTRACTUAL OBLIGATIONS:
Debt maturing within one year..........            12.9           12.9           --            --             --



                                                               LESS THAN                                  MORE THAN 5
                                                  TOTAL         1 YEAR       1-3 YEARS      3-5 YEARS        YEARS
                                               -----------   ------------   -----------    -----------   -------------
                                                                 PRO FORMA, PAYMENTS DUE BY PERIOD
                                                                         (US$ IN MILLIONS)

Long-term debt.........................           180.1           --              5.1          --            175.0
Operating leases.......................             6.3            4.1            2.2          --             --
Nortel/Airspan.........................            70.1           14.7           35.4          20.0           --
                                               -----------   ------------   -----------    -----------   -------------
Total contractual cash obligation......           269.4           31.7           42.7          20.0          175.0
                                               ===========   ============   ===========    ===========   =============

US GAAP RECONCILIATION

     We describe below the principal differences between Mexican GAAP and US GAAP. See Note 24 to the audited consolidated financial statements for reconciliation to US GAAP of shareholders' equity and net loss for the respective periods presented.

     Recognition of the effects of inflation on financial information. Under Mexican GAAP, the effects of inflation are reflected in financial statements and such a convention has no counterpart under US GAAP. However, although Mexican GAAP includes the effects of inflation in financial statements, the Securities and Exchange Commission does not require the restatement of financial statements to reconcile the effects of the Mexican GAAP inflation accounting.

     Preoperating expenses. Under Mexican GAAP, all expenses incurred while a company is in the preoperating or development stages are deferred and considered as a component of a company's assets. Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations. According to US GAAP, such preoperating or development expenses are expensed and reported as a deficit to shareholders' equity recorded during the developing stage.

     Deferred income tax and employees statutory profit sharing. Under Mexican GAAP deferred income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (TA) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize. Under US GAAP, deferred income tax and employees statutory profit sharing are determined under the asset and liability method recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

     Statement of changes in financial position. In accordance with Mexican GAAP, we present statements of changes in financial position in constant pesos. This presentation identi-fies the generation and application of resources representing differences between beginning and ending financial statements balances in constant pesos.

     The changes in the consolidated financial statement balances included in our audited consolidated financial statements constitute cash flow activity stated in constant pesos (including monetary losses which are considered as cash losses in the financial statements presented in constant pesos). SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements. However, US GAAP requires that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures.

     Vacations. Under Mexican GAAP, vacation expenses are recognized when taken, rather than in the period when they are earned by an employee, as is required under US GAAP. Beginning in January of 2003, Mexican GAAP required the recognition of vacation expense when such is earned.

     Severance. Under Mexican GAAP, severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution for pension benefits, in which case, they should be considered as a pension plan. Under US GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS No. 112, which requires recognition of certain benefits, including severance, over an employee's service life.

     Capitalization of interest. In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive cost of financing or income incurred in the period of construction and installation of an asset is permitted. The interest to be capitalized is that of the specific financing obtained for the construction of the related asset. Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the assets' acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the asset.

DEVALUATION AND INFLATION

     On December 20, 1994, the Mexican government responded to exchange rate pressures by increasing the upper limit of the then existing free market peso/US dollar exchange rate band by 15% and, two days later, by eliminating the band to allow the peso to fluctuate freely against the US dollar. This resulted in a major devaluation of the peso relative to the US dollar. While the noon buying rate had been Ps. 3.45 per US$1.00 on December 19, 1994, by December 31, 1994 the noon buying rate had fallen over Ps. 5.00 per US$1.00, representing a 44.9% devaluation. The peso continued to decline against the US dollar during 1995, closing at a noon buying rate of Ps. 7.74 per US$1.00 on December 31, 1995, which represented a 54.8% devaluation relative to the US dollar for the year.

     The Mexican economy began to recover in 1996 and 1997, as exchange rates stabilized, inflation decreased and real gross domestic product grew by 5.2% and 6.8%, respectively. However, the financial crisis in Asia and Russia, together with the weakness in the price of oil in 1998, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the peso, which devalued 22.7% relative to the US dollar. In 1999, the peso appreciated 4.2% relative to the US dollar. From 1999-2000, the peso-to-dollar denominated exchange rate remained relatively stable. In 2001, the peso-to-dollar exchange rate showed a slight recovery of 4.8% from Ps. 9.62 on December 31, 2000 to Ps. 9.16 on December 31, 2001. However, in 2002, the peso devaluated 13.9% relative to the US dollar. In 2003, the peso devalued approximately 7.7% relative to the US dollar.

     Peso devaluation has contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% in 1998. In 1999, 2000 and 2001, the inflation rate decreased to 12.3%, 9.0% and 4.4%, respectively. In 2002 and 2003, the inflation rate was 5.7% and 4.0%, respectively.

     The general economic conditions in Mexico resulting from a devaluation of the peso and inflation may have a negative impact on our results of operations and financial condition, primarily as a result of:

     o the resulting decrease in the purchasing power of Mexican consumers, which results in a decrease in the demand for telephony services;

     o our inability, due to competitive pressures, to increase our prices in line with inflation; and

     o an increase in the peso-carrying amount of our US dollar-denominated debt, reflecting the additional amounts of pesos required to meet such debt.

     See Item 3.D. "Risk Factors--We may lose money because of peso devaluation."

RECENT ACCOUNTING PRONOUNCEMENTS

     Financial instruments with characteristics of liabilities, equity, or both

     In May 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, "Financial Instruments with Characteristics of Liabilities, Equity, or Both." Bulletin C-12 is effective for fiscal years beginning after December 31, 2003, although earlier application is permitted. Bulletin C-12 combines regulations contained in other bulletins related to the issuance of complex financial instruments and adds regulations necessary for a comprehensive resolution of general problems. Bulletin C-12 also defines the basic differences between liabilities and equity; establishes rules for the classification and valuation of the liability and equity components of combined financial instruments upon initial recognition and establishes rules for the disclosure of combined financial instruments. Under Bulletin C-12 financial instruments should be classified as liabilities or equity at the beginning of the year of adoption and comparative financial information for prior years should not be restated, nor a cumulative-effect-type adjustment recognized in the year of adoption. We estimate that the adoption of the new Bulletin C-12 will not have a material effect on our financial position or results of operations.

     Recent accounting pronouncements under US GAAP

     In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly, should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of such VIE initially would be measured at their carrying amounts, with any differences between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and noncontrolling interest of the VIE.

     FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatory redeemable financial instruments. In the case of certain mandatory redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain types of mandatory redeemable financial instruments. We currently do not have any financial instruments that are within the scope of this Statement.

CRITICAL ACCOUNTING POLICIES

     Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican GAAP, which differ in significant respects from respects from US GAAP. See note 24 to our consolidated financial statements, included elsewhere in this Offering Circular, for a description of the principal differences between Mexican GAAP and US GAAP as they relate to us.

     We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding our overall financial reporting.

     Income taxes

     Under Mexican GAAP, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Significant judgment is required to appropriately assess the amounts of tax assets. We record tax assets when we believe there will be enough future taxable income for the realization of such deductible temporary difference. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

     Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

     Recognition of the effects of inflation

     Under Mexican GAAP, the financial statements are restated to reflect the loss of purchasing power (inflation) of their functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, fixed assets and deferred charges, with the exception and the equity accounts, are restated to account for inflation using the Mexican National Consumer price Index (NCPI) published by Banco de Mexico (central bank). The result is reflected as an increase in the carrying value of each item. Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

     Impairment of long-lived assets

     We evaluate periodically the adjusted values of our property, plant, systems and equipment and other non-current assets, to determine whether there is an indication of potential impairment.

     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds the expected net revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value. Revenue Recognition

     On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101). This bulletin summarizes the point of view of the Securities and Exchange Commission in the recognition of revenues in the financial statements according to US GAAP. The Securities and Exchange Commission concluded that only when all the following conditions are met is revenue recognition appropriate:

     (a)  there is persuasive evidence of an agreement;

     (b)  the delivery was made or the services rendered;

     (c)  the sales price to the purchaser is fixed or determinable;

     (d)  collection is reasonably assured.

     SAB 101, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 101 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

     One of the examples provided by SAB 101 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

     Based on the provisions and interpretations of SAB 101, for purposes of the US GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company experience. The net effect of the deferral and amortization is presented in the above US GAAP reconciliation.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. Directors and Senior Management

     Our Board of Directors is comprised of eleven members. Subject to certain provisions of the corporate bylaws, the Series A shareholders have the right to appoint up to six directors, the Series C shareholders have the right to appoint up to four directors and the holders of the majority of Series N shares have the right to appoint one independent Series N director. The directors of each series of shares may be elected at our ordinary general meeting of shareholders or at special meetings of holders of each series of shares. All board members hold their positions indefinitely, unless they resign or are removed by the shareholders. Under the Mexican Companies Law, we are required to have one statutory auditor, who is elected by our shareholders at the ordinary general shareholders meeting. Our statutory auditor is Gerardo Gonzalez Rodriguez and his alternate is Ricardo Gonzalez Villarreal. As statutory auditor, his primary role is to report to our shareholders at the annual ordinary shareholders meeting regarding the accuracy and sufficiency of, and reasonable basis for, the financial information presented to the shareholders by the Board of Directors.

     The following table presents information concerning our current directors and executive officers:


NAME                                          AGE                          POSITION
----                                          ---                          --------

Tomas Milmo Santos......................      38     Chairman, Series A Director and Chief Executive Officer
Patricio Jimenez Barrera................      38     Chief Financial Officer
Andres Velazquez Romero.................      38     Mass Market Executive Director
Samuel Lee Belmonte.....................      38     Business Market Executive Director
Ivan Alonso Hernandez...................      39     Chief Technology Officer



Rafael Garza Blanc......................      55     Human Resources Vice President
Tomas Milmo Zambrano....................      68     Series A Director
Alberto Santos de Hoyos.................      62     Series A Director
Lorenzo Zambrano Trevino................      59     Series A Director
Alberto Garza Santos....................      39     Series A Director
Hector Medina Aguiar....................      52     Series A Director
Everett J. Santos(1)....................      63     Series C Director
Bertrand Guillot(1).....................      40     Series C Director
Iain Aitken(1)..........................      48     Series C Director
Lawrence H. Guffey(1)...................      35     Series C Director
Elias Makris(1)(2)......................      40     Series N Director
Gabriel Montana(1)......................      33     Series C Alternate Director(3)
Patricio D'Apice(1).....................      33     Series C Alternate Director(3)
Benjamin Jenkins(1).....................      32     Series C Alternate Director(3)


----------

(1)  See Item 4.B. "Business Overview--Legal Proceedings--Shareholdings
     Disputes."

(2) Mr. Makris has submitted his resignation to the board. His successor has not been appointed.

(3) The role of the alternative director is to perform the role of the primary director if the primary director is not in attendance.

     Set forth below is a brief description of our directors and executive officers:

     Tomas Milmo Santos has held the position of Chief Executive Officer of Axtel since 1994 and Series A Director since October 1997. Mr. Milmo was also appointed Chairman of the Board of Directors in October 2003. Prior to joining Axtel, Mr. Milmo worked at Carbonifera de San Patricio, S.A. de C.V., a medium-sized mining company in Mexico. In 1988 he was named CEO of that same company, holding this post until 1990, when he founded and became CEO of Milmar, S.A. de C.V., a housing development company that developed and sold over 10,000 homes between 1990 and 1993. He is a member of the Board of Directors of Telinor Telefonia, S. de R.L. de C.V., Cemex, S.A. de C.V. and Universidad de Monterrey. Mr. Milmo holds a degree in Business Economics from Stanford University.

     Patricio Jimenez Barrera has held the position of Chief Financial Officer of Axtel since January 1998. Prior to joining Axtel, Mr. Jimenez held a variety of finance-related positions, including an investment banker while at Invermexico Casa de Bolsa, a corporate treasurer while at Grupo Cydsa, S.A. and an investment banker, international treasurer, financing and correspondent banker while at Banca Serfin, S.A. (Mexico's third largest bank). Immediately prior to joining Axtel, Mr. Jimenez was responsible for the International Division at Banca Serfin, S.A. He is a member of the board of Seguros Banorte Generali and Pensiones Banorte Generali. Mr. Jimenez is a CPA and holds a degree from the Instituto Tecnologico y de Estudios Superiores de Monterrey.

     Andres Velazquez Romero has held the position of Mass Market Executive Director of Axtel since May 2002. Prior to his present position, Mr. Velazquez held the Treasurer and Administrative Director positions at Axtel. Mr. Velazquez has been responsible for treasury, risk management, credit lines, funding structure and foreign exchange for a number of banking institutions. Prior to joining Axtel, he was the COO in charge of the Banca Serfin International Agency in New York. Mr. Velazquez holds a degree in Economics from the ITAM in Mexico City.

     Samuel Lee Belmonte has held the position of Business Market Executive Director of Axtel since May 2002. Prior to his present position, Mr. Lee held the Engineering Director position at Axtel. Mr. Lee has 17 years of experience in operations and telecommunications areas. He has been responsible for the technical support of large national companies. Prior to joining Axtel, he was Product Development Director with Iusacell. Mr. Lee holds a B.S. degree in Electronic Systems Engineering and an M.B.A.

     Ivan Alonso Hernandez has held the position of Technology Vice President of Axtel since May 2002. Prior to his present position, Mr. Alonso held the Information Technology and Business Process Director positions at Axtel. Mr. Alonso has over 17 years experience in information technology and telecommunications areas with various companies, including Copamex Services & Real Estate Division. He has also collaborated with financing institutions including Banco del Atlantico & Banpais, with responsibility for the telecommunications group of its Northeast Division. Mr. Alonso holds a B.S. degree in Electronics and Communications Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey.

     Rafael Garza Blanc has held the position of Human Resources Vice President of Axtel since July 1997. Prior to his present position, Mr. Garza Blanc has held the Administrative and Human Resources Vice President positions at Axtel. Mr. Garza Blanc has 26 years experience in business. His career with Conductores Monterrey (now Xignux), one of the main copper-wiring producing companies in Latin America, evolved from being a plant engineer to becoming the company CEO. His background includes consulting activities in various firms. Mr. Garza holds a degree in Electrical Engineering and an M.B.A.

     Tomas Milmo Zambrano has been a Series A Director of Axtel since October 1997 and held the position of Chairman of the Board of Directors from October 1997 until 2003. Mr. Milmo Zambrano was founder and Chairman of Grupo Javer S.A. de C.V., one of the largest housing development companies in Mexico, and of Incasa, S.A. de C.V., one of the largest aggregate producers in Mexico. He was also Chairman and CEO of both Carbonifera de San Patricio S.A. de C.V. and Carbon Industrial, S.A. de C.V., medium-sized mining companies in Mexico. He was a Director of Cemex, S.A. de C.V. until 1996.

     Alberto Santos de Hoyos has been a Series A Director of Axtel since October 1997. Mr. Santos is a director of Banco de Mexico (regional), Grupo Cydsa, S.A., Sigma Alimentos and Seguros Comercial America. He has been Senator and Representative of the Mexican Congress; President and Vice-President of the Camara de la Industria de Transformacion de Nuevo Leon; Vice-President of the Mexican Confederacion de Camaras Industriales (CONCAMIN); and President of the Comision de Productos Basicos of CONCAMIN; President of the Camara Nacional de la Industria Azucarera y Alcoholera. Mr. Santos has also been Chairman of the Board, CEO and director of Gamesa. Mr. Santos holds a degree in Business Administration from the Instituto Tecnologico y de Estudios Superiores de Monterrey.

     Lorenzo Zambrano Trevino has been a Series A Director of Axtel since October 1997. Mr. Zambrano is the Chairman of the Board and CEO of Cemex, S.A. de C.V. He is also the Chairman of the Boards of Directors of the Instituto Tecnologico y de Estudios Superiores de Monterrey and the Americas Society. He is a member of the Executive Committee of Grupo

Financiero Banamex Accival, S.A. de C.V. and the Salomon Smith Barney International Advisory Board. In addition, he is a member of the Board of Directors of Coca Cola Femsa, S.A. de C.V. and Televisa, S.A. He is also a member of the Advisory Council to the Stanford Graduate School of Business, the Museo de Arte Contemporaneo and the US-Mexico Commission for Educational and Cultural Exchange. Mr. Zambrano holds a B.S. degree in Mechanical Engineering from the Tecnologico de Monterrey and an M.B.A. from Stanford University.

     Alberto Garza Santos has been a Series A Director of Axtel since October 2003. Mr. Garza is the founder and Chairman of the Board of Promotora del Viento, S.A de C.V., a company dedicated to wind power in Mexico. He is also founder and Chairman of the Board of Promotora Ambiental, S.A. de C.V. (PASA), a leading waste management company in Mexico. Mr. Garza has engineered PASA's growth through multiple acquisitions, local unit start-ups, municipal concessions and the development of world-class landfills, including Mexico's first five privately owned landfills. In 2002, he positioned PASA as PEMEX's waste services provider of choice, winning various large, multiyear contracts. Mr. Garza is also a member of the Board of Maquinaria Diesel (MADISA), Desarrollo Inmobiliario Delta and Gemini. He holds a degree in Business Administration from the Instituto Tecnologico y de Estudios Superiores de Monterrey and a B.A. degree in Political Science from Southern Methodist University.

     Hector Medina Aguiar has been a Series A Director of Axtel since October 2003. Mr. Medina is the Executive Vice-President of Planning and Finance of Cemex, S.A. de C.V. and responsible for worldwide strategic planning and finance. Mr. Medina is a graduate of the Instituto Tecnologico y de Estudios Superior de Monterrey with a degree in Chemical Engineering. He also holds an M.S.C. degree in Management from the University of Bradford Management Center in England and an M.S. degree from the Escuela de Organizacion Industrial in Spain.

     Everett J. Santos has been a Series C Director of Axtel since October 2003 and had previously held the position of Series C Director from October 1997 to December 1998. Mr. Santos is the Chief Executive Officer of the Latin America Group of Emerging Markets Partnership and principal advisor of the AIG-GE Capital Latin American Infrastructure Fund. Mr. Santos is also the Co-Founder and Chairman of the Latin American Venture Capital Association (LAVCA). From 1992 to 1995, Mr. Santos was director of infrastructure investments of the International Finance Corporation (IFC) of the World Bank Group. While at the World Bank, he was also a director for Latin America and the Caribbean for the IFC. Prior to joining the World Bank Group, Mr. Santos was a capital markets consultant with the US Agency for International Development in Brazil and with the Venezuelan National Securities Commission, and he also has worked with the Securities and Exchange Commission.

     Bertrand F. Guillot has been a Series C Director of Axtel since October 2003. Mr. Guillot is the director of the Private Equity Latin America Group of AIG Global Investment Corp. He is also co-founder of WestNord, an investment bank boutique specializing in debt and equity raising for projects and mergers and acquisitions. Previously, he was the Director, Media & Telecom Project Finance Head, Senior Vice President and Relationship Management Head of ANZ Investment Bank. He was also the vice-president of the Telecom Unit

Head within the Project Finance Group of Citibank N.A. He has been directly involved in private equity and project finance in emerging markets for the past 10 years. Mr. Guillot studied in Paris, London and Madrid. He holds a Baccalaureat in Economics and an International Finance degree from the European Business School.

     Iain Aitken has been a Series C Director of Axtel since October 2003. Mr. Aitken is a Senior Advisor at Soros Private Funds Management LLC, focusing primarily on private equity transactions. Prior to joining Soros in September 2000, Mr. Aitken was engaged in his private consultancy practice, advising clients on restructuring and real estate matters. From 1991 to 1999, Mr. Aitken served as a Senior Vice President of ABN AMRO Bank N.V., one of the world's largest financial institutions, engaged in real estate and corporate debt restructuring. Previously, he served in a number of corporate banking positions in New York with the European American Banking Corporation (EABC), an investment company representing a consortium of European Banks, including ABN. Mr. Aitken was seconded to EABC having served in London with the International Division of Midland Bank PLC, another consortium member. Mr. Aitken is currently a director of Hainan Airlines Co., Limited (China), UniMark Group Inc. (US), Batavia Investment Fund Limited, Mustcom Limited, Philippine Discovery Investment Company Ltd. He holds a B.A. degree in Monetary Economics from the University of Stirling in Scotland.

     Lawrence H. Guffey has been a Series C Director of Axtel since October 2003. Mr. Guffey had served as Series A Director from May 2000 through October 2003. Mr. Guffey is also a Senior Managing Director in the Private Equity group of Blackstone. Mr. Guffey has led Blackstone's efforts in virtually all media and communications-related investments and has day-to-day responsibility for management of Blackstone Communications Advisors. Since joining Blackstone in 1991, Mr. Guffey has been involved in the execution of Blackstone's investments in Axtel, Bresnan Communications, Centennial Communications Corp., Crowley Wireless (Salmon PCS), CommNet Cellular, CTI Holdings, Encoda Systems (a LiveWire Media company), iPCS, Iusacell, LiveWire, PaeTec, TWFanch-one, TWFanch-two, Universo Online and US Radio. Before joining Blackstone, Mr. Guffey worked in the Acquisitions Group at Trammell Crow Ventures, the principal investment arm of Trammell Crow Company. He currently serves as a director of Centennial Communications, Encoda Systems, Orcom and FiberNet. Mr. Guffey holds a degree from Rice University.

     Elias Makris has been a Series N Director of Axtel since October 2003. Mr. Makris is the Managing Director in the Structured and Customer Finance of the Americas Group of Nortel Networks. Elias Makris joined Nortel in 1999 and has held positions of increasing responsibility within the treasury and customer finance organizations of Nortel. Prior to his current position, he held the positions of Director, Customer Finance North America and Director, Global Credit. Previously, Mr. Makris worked for Bank of Montreal, where he held the position of Director, Structured Finance. He joined Bank of Montreal in 1996 from Export Development Corporation, where he held various finance positions since 1988. Mr. Makris has led financing and investing activities in Europe, Asia and North America, in support of telecom, aerospace and other market segments. Mr. Makris holds an M.B.A. from the University of Western Ontario in London and a B.A. degree in Economics from Concordia University in Montreal.

     Gabriel A. Montana has been a Series C Alternate Director of Axtel since June 2002. Mr. Montana is an Investment Officer with Emerging Markets Partnership, principal adviser to the AIG-GE Capital Latin American Infrastructure Fund (Fund). Since joining in 2000, Mr. Montana has worked in the telecommunications sector, managing Fund's activities and portfolio companies in fixed and mobile telephony, cable and broadband. Previously, Mr. Montana was a senior consultant with KPMG's finance practice, where he worked on profitability, strategic cost management and valuation assignments within different industries in the United States. He has also worked with Toyota and Renault in Latin America. Mr. Montana has a B.S. degree in Mechanical Engineering from Universidad de Los Andes and an M.B.A. from Georgetown University.

     Patricio D'Apice has been a Series C Alternate Director of Axtel since October 2003. Mr. D'Apice is manager of the Private Equity Latin America Group of AIG Global Investment Corp. Mr. D'Apice is also an alternate director of one of the leading Mexican pay TV companies. He has six years of experience in private equity funds in Latin America, with AIG, HSBC Bank, the leading Argentine private bank Banco Galicia, and the Argentine media conglomerate La Nacion. Previously, he had been a Business Officer at the Argentine consulting and merchant banking firm Orlando J. Ferreres & Asociados for four years. He specialized in business plan development, restructuring, mergers and acquisitions and market research for companies like Perez Companc (now Petrobras), Coca Cola, Scania and YPF (now Repsol YPF). Mr. D'Apice is also founding partner of Sobregolf S.A., a software and services company with operations in Argentina and Chile. He was also financial advisor of two telecommunication projects, for the design and financing of their business plans. Mr. D'Apice holds a degree in Economics from the Universidad de Buenos Aires and a Masters degree in Finance from the Universidad del CEMA.

     Benjamin Jenkins has been a Series C Alternate Director of Axtel since October 2003. Mr. Jenkins is a Principal in the Private Equity group of Blackstone. Since joining Blackstone in 1999, Mr. Jenkins has been involved in the execution of Blackstone's investment in Axtel and has evaluated numerous industrial and communications investments. Previously, Mr. Jenkins was an Associate at Saunders Karp & Megrue. Prior to that, Mr. Jenkins worked in the Mergers & Acquisitions Department at Morgan Stanley & Co. Mr. Jenkins holds a B.A. in Economics from Stanford University and an M.B.A. from Harvard Business School.

     Tomas Milmo Zambrano is the father of Tomas Milmo Santos and cousin of Lorenzo Zambrano. Alberto Santos is the uncle of Tomas Milmo Santos and of Alberto Garza Santos.

     B. Compensation

     For the year ended December 31, 2003, the aggregate compensation, including benefits, we paid to our directors, alternate directors and executive officers for services in all capacities was approximately $2.28 million.

     In 2003, we and our subsidiaries incurred no costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to retirement plans or pension plans.

     C. Board Practices

     See "Item 6A. Directors and Senior Management" above. None of the directors of Axtel have any type of arrangement with Axtel whereby such director would receive benefits upon termination of employment.

AUDIT COMMITTEE

     We have established an audit committee and a remuneration committee. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. Everett Santos, Lawrence Guffey, Hector Medina and Alberto Garza are the members of the audit committee. The remuneration committee recommends compensation for the executive officers to board of directors. Lorenzo Zambrano, Alberto Garza, Alberto Santos, Bertrand Guillot, Everett Santos and Lawrence Guffey are the members of the remuneration committee.

     D. Employees

     As of December 31, 2003, we had 2,119 employees. All of our employees, except our executive officers and certain other managers, are members of one of two labor unions. We believe we have good relationships with our employees and their respective unions.

     E. Share Ownership

     Information on the ownership of our Share Ownership is given under "Item 7. Major Shareholders and Related Party Transactions."

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. Major Shareholders

     Mexican law limits foreign ownership of those companies, like ours, owning certain telecommunications concessions to 49% of the voting stock of such companies. The following table sets forth each owner of 5% or more of our voting stock:



                                               NUMBER OF            NUMBER OF
                                                SERIES A             SERIES C             TOTAL
                                                 SHARES               SHARES           PERCENT OF           PERCENT
                                              BENEFICIALLY         BENEFICIALLY        OUTSTANDING         OF VOTING
              SHAREHOLDERS                       OWNED                OWNED             SHARES(1)           SHARES
------------------------------------         --------------        -------------      -------------       -----------
                                                    (MILLIONS OF SHARES)                            (%)
Telinor  Telefonia,  S. de  R.L.  de
   C.V.(2)(3).......................             1,253.2                 --                53.0               58.5
LAIF X  sprl  (affiliate  of  AIG-GE
   Capital      Latin       American
   Infrastructure Fund L.P.)(4)(6)..                --                  336.0              14.3               15.7



The Blackstone Group(5)(6)..........                --                  298.0              11.7               13.9
Tapazeca  Sprl   (affiliate  of  The
   Soros Group)(7)..................                --                  122.0               5.0                5.7
All directors  and executive  officers
   as a group (five persons)(8)......            1,253.2                298.0              64.7               72.4


----------

(1) Nortel Networks Limited owns 250.8 million "N" shares, representing 9.9% of our outstanding shares. The holder of the majority of the Series "N" shares (which is currently Nortel Networks Limited) has the right to elect one independent Series "N" and up to one alternate director.

(2) "A" shares held by Telinor Telefonia, S. de R.L. de C.V. may be deemed to be beneficially owned by Tomas Milmo Santos, Alberto Santos de Hoyos, Tomas Milmo Zambrano and Lorenzo Zambrano Trevino, as each is a director of Telinor.

(3) Also owns 88.5 million "N" shares. The business address of Telinor Telefonia, S. de R.L. de C.V. is Ave. Vasconcelos 210 Ote Piso 12. Colonia Residencial San Agustin, Garza Garcia, N.L. 66280.

(4) Also owns 25.3 million "N" shares. The business address of LAIF X sprl is 13A Avenue de Tervuren 1040 Brussels, Belgium.

(5) Includes 238.0 million "C" shares owned by Blackstone Capital Partners III Merchant Banking Fund L.P., 43.2 million "C" shares owned by Blackstone Offshore Capital Partners III L.P. and 16.4 million "C" shares owned by Blackstone Family Investment Partnership III L.P. The business address of the Blackstone entities is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

(6)  See Item 4.B. "Business Overview--Legal Proceedings--Shareholdings
     Disputes."

(7) Also owns 4.5 million "N" shares. The business address for Tapazeca Sprl is Avenue Louise 331-333 B-1050, Brussels, Belgium.

(8) Includes shares attributable to Telinor because of the directorships of Tomas Milmo Santos, Alberto Santos de Hoyos, Tomas Milmo Zambrano and Lorenzo Zambrano Trevino and includes shares attributable to Blackstone because of the directorship of Lawrence H. Guffey.

     B. Related Party Transactions

SHAREHOLDERS AGREEMENT

     On October 6, 1997, we and our initial shareholders Telinor Telefonia, S. de R.L. de C.V., Bell Canada International (Mexico Telecom) Limited and Worldtel Mexico Telecom Ltd (the "Initial Shareholders") entered into a shareholders agreement (the "Shareholders Agreement"). Soon after, Bell Canada International Inc. also agreed to be bound by such Shareholders Agreement.

     This Shareholders Agreement includes provisions related to, among others,
(i) the form of the Bylaws to be agreed upon and formalized among the Initial Shareholders, (ii) their initial capital contributions, (iii) the designation of members to our board of directors, (iv) certain restrictions on transfers of shares, (v) pre-emptive rights, (vi) transfers to permitted assignees, (vii) tag-along rights and (viii) rights of first offer.

     As a consequence of the capital call of February 28, 2003, the Initial Shareholders and Bell Canada International Inc. were materially and significantly diluted.

     On February 28, 2003, the Extraordinary Meeting of Shareholders of Company resolved that in the event of any inconsistency between the Shareholders Agreement and our current Bylaws, the Bylaws will prevail.

SECONDMENT AND TECHNICAL SERVICES AGREEMENT

     Simultaneously with the execution of the Shareholders Agreement, we entered into a Secondment Agreement and a Technical Services Agreement with Bell Canada International Inc., whereby Bell Canada agreed to provide us personnel with expertise in telecommunications, as well as engineering, operations, and other services. Such agreements provided for fixed and variable payments to be made by us to Bell Canada from time to time. Between 1997 and 2002, we paid Bell Canada US$11.7 million in fees for services rendered.

     On May 30, 2003, we entered into a termination agreement with Bell Canada International Inc. and Bell Canada International (Mexico Telecom) Limited for the termination of the Secondment Agreement and the Technical Services Agreement and the granting of mutual releases between the parties with respect to any and all outstanding obligations under or arising out from the Secondment Agreement, the Technical and Assistance Agreement, the Shareholders Agreement, and from any shareholder, creditor or commercial relationship between the parties. Such termination agreement provides for our payment to Bell Canada of US$13.2 million as a full and complete satisfaction of any obligation by us to pay any amounts under the Secondment Agreement and the Technical Services Agreement. All amounts owed to Bell Canada were paid in full in December 2003.

SUPPLY CONTRACTS AND FINANCING AGREEMENT

     During 1998 and 1999, we entered into several supply and services contracts with Nortel Networks Limited and Nortel Networks de Mexico, S.A. de C.V., for the provision of equipment and related services for the building of our network. The equipment provided under such contracts include Fixed Wireless Access, Transmission, Switch, Internet Services Routing Platform, Last Mile SDH Fiber Optic Electronics, Last Mile Point-to-Point Microwave, PDMX, and the installation of Fiber Optic Materials.

     In June 1999, we entered into a Finance Agreement with Toronto Dominion (Texas), Inc. as administrative and collateral agent, and Nortel Networks Limited as lender, for the principal amount of US$455.0 million, for the financing of equipment and services provided under the supply contracts. Such finance agreement was amended and restated on June 18, 2001, with Nortel Networks Limited, as administrative agent, Toronto Dominion, as collateral agent, and Nortel Networks Limited, as lender.

     On March 20, 2003, we entered into a Restructuring Agreement with Nortel Networks Limited and Nortel Networks de Mexico, S.A. de C.V. for the restructuring of the current outstanding liabilities and indebtedness arising from the Amended and Restated Finance Agreement and the Supply and Services Contracts. Such Restructuring Agreement provided for (i) our payment to Nortel Network of US$125.2 million; (ii) our subscription of a promissory note and a facility agreement in the principal amount of US$24.2 million; (iii) the termination and settlement of the Supply and Services Contracts and the granting of mutual releases of all obligations and liabilities under or arising out of such Supply and Services Contracts; and

(iv) the restructuring of the Amended and Restated Finance Agreement and the granting of mutual releases of all obligations and liabilities under or arising out of such Finance Agreement.

     During 2002, we paid Nortel Networks US$32.4 million for services and equipment they provided to us. In March 2003, we also restructured our commercial relationship with Nortel Networks whereby all of the previous supply agreements and service contracts we had with Nortel Networks were canceled and we entered into five new agreements, which are briefly described as follows:

     o Purchase and License Agreement among us, Nortel Networks Limited and Nortel Networks de Mexico, S.A. de C.V. regarding the supply of fixed wireless access equipment and certain services related thereto. On December 23, 2003, Airspan Communications Limited ("Airspan") acquired Nortel's fixed wireless access business, assuming Nortel's rights and obligations under this agreement. We are Airspan's primary customer for their fixed wireless access technology. We have a contingent license from Airspan to produce such technology ourselves or through a third party (see below).

     o Technical Assistance Support Services Agreement for fixed wireless access equipment, between us and Nortel Networks UK Limited pursuant to which the latter will provide technical support services for our fixed wireless access platform. On December 23, 2003, Airspan acquired Nortel's fixed wireless access business, assuming Nortel's rights and obligations under this agreement.

     o Purchase and License Agreement for non-fixed wireless access equipment, among us, Nortel Networks Limited and Nortel Networks de Mexico, S.A. de C.V. regarding the provision of non-fixed wireless access equipment, such as switches and electronic equipment and certain services related thereto.

     o Technical Assistance Support Services Agreement for non-fixed wireless access equipment, between us and Nortel Networks de Mexico, S.A. de C.V. pursuant to which Nortel Networks will provide technical assistance support services for our switch and SDH platform and other non-fixed wireless access equipment supplied by Nortel Networks.

     o Fixed Wireless Access Technology License Agreement entered into between us and Nortel Networks Limited pursuant to which Nortel Networks granted to us a contingent license to produce and manufacture the fixed wireless access products ourselves or contract a third party to produce such fixed wireless access products. On December 23, 2003, Airspan acquired Nortel's fixed wireless access business, assuming Nortel's obligations under this agreement.

OTHER TRANSACTIONS

     o In March 1999, we and GE Capital Fleet Services de Mexico, S. de R.L. de C.V. (a subsidiary of one of the investors in one of our shareholders) entered into a lease agreement for the lease of our fleet vehicles. During the year ended December 31, 2003, we paid GE Capital US$1.0 million in rental payments under these leases.

     o In March and May 2000, we and Gemini, S.A. de C.V. (a company controlled by one of the investors in one of our shareholders) entered into lease agreements for the lease of land and property on which our corporate offices and a switch are located. During the year ended December 31, 2003, we paid Gemini US$1.9 million in rental payments under these leases.

     o In August 2002, we and Neoris de Mexico, S.A. de C.V. (a consulting firm indirectly controlled by the indirect shareholders) entered into a professional services agreement for the provision of technical assistance to us with respect to a customer care platform. During the year ended December 31, 2003, we paid Neoris approximately US$0.1 million in fees for services.

     o In April 2002, we and Instalaciones y Desconexiones Especializadas, S.A. de C.V. (a company controlled by the son of Alberto Santos de Hoyos, one of the investors in one of our shareholders) entered into a services agreement for the provision of installation services with regard to customer premise equipment. During the year ended December 31, 2003, we paid them approximately US$0.4 million in fees for services.

     o The Blackstone Group advised us in connection with the Restructuring Agreement dated as of March 20, 2003 that we entered into with Nortel Networks and Toronto Dominion. We paid the Blackstone Group US$5.6 million in fees under this agreement.

     C. Interests of Experts and Counsel

         Not applicable.

     Item 8. .FINANCIAL INFORMATION

     A. Consolidated Statements and Other Financial Information

     See "Item 18. Financial Statements."

     B. Significant Changes

     Not applicable

     Item 9. .THE OFFER AND LISTING

     A. Offer and Listing Details

     Not applicable.

     B. Plan of Distribution

     Not applicable.

     C. Markets

     Not applicable.

     D. Selling Shareholders

     Not applicable.

     E. Dilution

     Not applicable.

     F. Expenses of the Issue

     Not applicable.

     Item 10. ADDITIONAL INFORMATION

     A. Share Capital

     Not applicable.

     B. Memorandum and Articles of Association

                                     BYLAWS

     Below is a brief summary of certain significant provisions of our bylaws and applicable Mexican law. This description does not purport to be complete and is qualified in its entirety by reference to our bylaws and the provisions of applicable Mexican law. For a description of the provisions of our bylaws relating to the board of directors, executive committee and statutory auditors, See "Item 6. Directors, Senior Management and Employees."

                            ORGANIZATION AND REGISTER

     We are a sociedad anonima de capital variable organized under the laws of Mexico. We were incorporated in 1994 under the name Telefonia Inalambrica del Norte, S.A. de C.V., as evidenced by the public deed number 3680 dated July 22, 1994, granted before Rodolfo Vela de Leon, Notary Public number 80 of Monterrey, N.L., and registered in the Public Registry of Commerce of Monterrey, N.L. on August 5, 1994 under the mercantile number 1566, page 273, volume 417, third book, second auxiliary of the Registry. Thereafter, our corporate name changed to Axtel, S.A. de C.V., as evidenced by the public deed number 1719 dated March 26, 1999, granted before Jose Luis Farias Montemayor, Notary Public number 120 of Monterrey, N.L., and registered in the Public Registry of Commerce of Monterrey, N.L., on March 29, 1999 under the mercantile number 2182, volume 209-44, fourth book, third auxiliary of the Registry.

     According to Articles 2 and 3 of our bylaws, our corporate domicile is located in San Pedro Garza Garcia, N.L., and our corporate purpose is to install, operate and exploit a public telecommunications network for the provision of telephony, internet and other value added telecommunication services to the public, using primarily fixed wireless technology, and/or use, utilize and exploit frequency bands of the radioelectric spectrum.

                               BOARD OF DIRECTORS

     Under our bylaws, our Board of Directors may be formed by up to eleven (11) directors. Subject to certain provisions of our corporate bylaws, the Series A shareholders have the right to appoint up to six directors, the Series C shareholders have the right to appoint up to four directors and the holders of the majority of Series N shares have the right to appoint one independent Series N director. None of our shares has cumulative voting rights.

                                  CAPITAL STOCK

     Axtel currently has two series of outstanding voting shares: Series A and Series C shares. Such voting shares confer on their holders one vote per share at any extraordinary, ordinary or special meeting of shareholders and equal rights and obligations. Additionally, Axtel has one series of outstanding non-voting shares: Series N shares. All of our outstanding shares are fully paid and non-assessable.

                              SHAREHOLDER MEETINGS

     Meetings of the shareholders shall be either ordinary, extraordinary or special. Extraordinary meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporations Law and our bylaws. Such matters include, among others: dissolution; liquidation; amendments to our bylaws; increases or reductions of the fixed and/or variable portion of our capital; change of our corporate purpose; transforming our corporate nature or status; the issuance of preferred, limited or non-voting stock; amortization of our shares or the issuance of participating securities; the issuance of bonds or debentures or other debt securities; the listing of any of our shares on a stock or securities exchange. Ordinary meetings are those called to resolved any other matters not specifically reserved to an extraordinary meeting or special meeting. An ordinary meeting must be held at least once each year within the first four months following the end of the preceding fiscal year to (i) consider the approval of the financial statements of Axtel for the preceding fiscal year,
(ii) to appoint, remove, ratify or elect directors and statutory auditors and to determine their compensation and (iii) to determine the allocation of profits and losses of the preceding year. Special meetings are those called to resolve any matters relating to any specific series of voting shares voting as a class.

     According to our bylaws, shareholders meetings may be called by (i) the board of directors, (ii) any shareholder owning at 5% of the voting shares,
(iii) any director, or (iv) any statutory auditor. Notice of each meeting shall be delivered in writing to all shareholders not less than 30 days in advance. In extraordinary or urgent circumstances such notice may be delivered within a shorter period as determined by the Chairman of the Board or the Corporate Secretary.

                                PREEMPTIVE RIGHTS

     According to our bylaws, the fixed and/or variable portion of our capital stock may be increased only by a resolution adopted by an extraordinary meeting of shareholders. In the event of a capital increase, a holder of existing shares of a given class has a preemptive right to subscribe to shares of the same class sufficient to maintain the holder's existing proportionate holding of shares of that class. Our bylaws provide that for purposes of preemptive rights, the Series A and Series C shares shall be considered the same class, and the "Series N" shares shall be considered an independent class.

     Under our bylaws, every offer to subscribe for additional shares shall be made in writing to each shareholder and shall give each shareholder 30 days to accept the offer. Under Mexican law, preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 business days following (i) the announcement of the resolution of the shareholders meeting in the Official State Gazette and any other major newspaper in our corporate domicile, and the simultaneous transmission of such notice to each foreign resident shareholder or (ii) on the date of such meeting if all shareholders attended, in person or by proxy. Shares issued or to be issued pursuant to any capital increase with respect to which preemptive rights have not been exercised shall be subscribed for as provided for in the resolution by the shareholders meeting which authorized such increase.

                         LIMITATIONS ON SHARE OWNERSHIP

     Ownership by non-Mexican nationals of shares of Mexican enterprises is regulated by the 1993 Ley de Inversion Extranjera (the Foreign Investment Law) and its regulations. The Foreign Investment Law and its regulations require that Mexican shareholders retain the power to determine the administrative control and the management of corporations in industries in which special restrictions on foreign holdings are applicable. Foreign investment in our shares is limited to 49% of the total voting stock. Our bylaws provide that the Series A shares shall always represent at least 51% of the total outstanding voting shares, and may only be subscribed for by Mexican investors. The Series C shares may represent up to the remaining 49% of the outstanding voting shares and may be freely subscribed for by Mexican or non-Mexican investors.

                                OTHER PROVISIONS

     Forfeiture of shares. As required by Mexican law, the bylaws provide that non-Mexican holders of our shares (i) are considered Mexican with respect to such shares that they acquire or hold and (ii) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with the bylaws may result in a penalty of forfeiture of a shareholder's capital interests in favor of the Mexican state. If a shareholder should invoke governmental protection in violation of this provision, its shares could be forfeited to the Mexican state.

     Duration. Article 4 of our bylaws provides that the term of our company is unlimited.

     Conflict of interest. Any shareholder or director that has a conflict of interest with respect to a transaction of our company is required to abstain from voting with respect to such transaction at the relevant shareholders or board of directors meeting. A shareholder that votes on a business transaction in which its interests conflict with those of our company may be liable for damages, but only if the transaction would not have been approved without its vote.

     Liquidation. Upon dissolution of Axtel, one or more liquidators must be appointed by an extraordinary general meeting of the shareholders to wind up its affairs. All fully paid and outstanding shares of capital stock will be entitled to participate equally in any distribution upon liquidation.

     Actions Against Directors. Action for civil liabilities against directors may be initiated by resolution of an ordinary shareholders meeting. In the event the ordinary shareholders meeting decides to bring such action, the directors against whom such action is to be brought will immediately cease to be directors. Additionally, shareholders representing not less than 33% of the outstanding shares may directly exercise such action against the directors, provided that (i) such shareholders shall not have voted in favor of releasing such director at the relevant shareholders meeting, and (ii) the claim covers all the damages alleged to have been caused to Axtel and not only the portion corresponding to such shareholders. Any recovery of damages with respect to such action will be for the benefit of Axtel.

     Limited Liability. Shareholders' liability for Axtel's losses are limited to their shareholdings in our company.

     C. Material Contracts

     Not applicable.

     D. Exchange Controls

     There are currently no exchange controls in Mexico.

     E. Taxation

     Not applicable.

     F. Dividends and Paying Agents

     Not applicable.

     G. Statement by Experts

     Not applicable.

     H. Documents on Display

     WHERE YOU MAY FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement on Form F-4 (Registration Statement No. 333-114196) under the Securities Act of 1933, as amended. As of the date of this Form 20-F, this Registration Statement has not yet been declared effective by the Securities and Exchange Commission.

     This Registration Statement as well as other reports and information, when so filed, may be inspected and copied from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Also, any filings we make electronically will be available to the public over the Internet at the and Exchange Commission's web site at http://www.sec.gov .

     I. Subsidiary Information

     Not applicable.

     Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     See Item 5. "Operating and Financial Review and Prospectus"

     Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

     Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

     Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

     Item 15. CONTROLS AND PROCEDURES

     Disclosure Controls and Procedures

     We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in report that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

     Subsequent to the date of their evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.

Item 16A AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Hector Medina Aguiar is an audit committee financial expert as defined under appropriate Securities and Exchange Commission Guidelines. Our board of directors is in the process of determining whether Hector Medina Aguiar is "independent" as that term is defined under the rules of a national securities exchange or national securities association. See "Item 6A. Directors and Senior Management."

Item 16B CODE OF ETHICS

     We have established a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer and other corporate and divisional employees. However, our board of directors has not, as of yet made a determination whether modification of our code of ethics will be required to comply with Securities and Exchange Commission requirements.

Item 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG Cardenas Dosal S.C. ("KPMG") served as our auditors for the years ended December 31, 2003 and 2002. The following table sets forth the fees paid to KPMG for the financial years ended December 31, 2002 and 2003.

                                       YEAR ENDED DECEMBER 31
                                  2003                        2002
                                       (in millions of pesos)

Audit Fees(1)                   Ps. 2.6                      Ps. 0.6
Tax Fees(2)                         -                            0.2
Total Fees                      Ps. 2.6                          0.8

----------

(1) Audit fees include fees associated with the annual audit of our consolidated financial statements. Audit fees also include fees associated with various audit requirements relating to the offering of the 2013 Senior Notes.

(2) Tax fees include fees principally incurred for assistance with tax planning and compliance matters.


     We have introduced procedures for the review and pre-approval of any services performed by KPMG. The procedures require that all proposed engagements of KPMG for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

     We did not have an audit committee prior to January 2004.

Item 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

Item 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

     The Company has responded to Item 18 in lieu of this item.

Item 18.  FINANCIAL STATEMENTS

     See page F-1 through F-41.

Item 19.  EXHIBITS

Exhibit Number                      Exhibit

     1.1 Corporate By-laws (Estatutos Sociales) of Axtel, S.A. de C.V. ("Axtel"), together with an English translation (incorporated herein by reference to Exhibit 3.1 of our Registration Statement on Form F-4, File No. 333-114196)

     2.1 Indenture, dated as of December 16, 2003, among Axtel, the Subsidiary Guarantors named therein and The Bank of New York, as Trustee, governing Axtel's $175,000,000 aggregate principal amount of 11% Senior Notes due 2013 (incorporated herein by reference to Exhibit 4.1 of our Registration Statement on Form F-4, File No. 333-114196).

     2.2 Specimen Global Note representing Axtel's 11% Senior Notes due 2013 (incorporated herein by reference to Exhibit 4.2 of our Registration Statement on Form F-4, File No. 333-114196).

     2.3 Form of Specimen Global Note representing the exchange notes (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No. 333-114196).

     2.4 Registration Rights Agreement, dated as of December 16, 2003 among Axtel, the Subsidiary Guarantors named therein and Credit Suisse First Boston LLC (incorporated herein by reference to Exhibit 4.4 of our Registration Statement on Form F-4, File No. 333-114196).

     4.1 Unanimous Shareholders Agreement, dated as of October 6, 1997, among Bell Canada International (Mexico Telecom) Limited, Telinor Telefonia, S.A. de C.V. ("Telinor"), Worldtel Mexico Telecom Ltd. and Axtel (formerly known as Telefonia Inalambrica Del Norte, S.A. de C.V.) (incorporated herein by reference to Exhibit 9.1 of our Registration Statement on Form F-4, File No. 333-114196).

     4.2 Joinder Agreement, dated as of March 20, 2003, among Axtel and Nortel Networks Limited (incorporated herein by reference to Exhibit 9.2 of our Registration Statement on Form F-4, File No. 333-114196).

     4.3 Concession title granted by the Mexican Ministry of Communications and Transportation (the "Ministry") in favor of Axtel (formerly known as Telefonia Inalambrica Del Norte, S.A. de C.V.), dated June 17, 1996, together with an English translation of such concession title (incorporated herein by reference to Exhibit 10.1 of our Registration Statement on Form F-4, File No. 333-114196).

     4.4 Amendment, dated December 19, 2002, of concession title granted by the Ministry in favor of Axtel, dated June 17, 1996, together with an English translation of such amendment (incorporated herein by reference to Exhibit 10.2 of our Registration Statement on Form F-4, File No. 333-114196).

     4.5 Concession title granted by the Ministry in favor of Axtel, dated October 7, 1998, together with an English translation of such concession title (incorporated herein by reference to Exhibit 10.3 of our Registration Statement on Form F-4, File No. 333-114196).

     4.6 Concession title granted by the Ministry in favor of Axtel, dated April 1, 1998, together with an English translation of such concession title (incorporated herein by reference to Exhibit 10.4 of our Registration Statement on Form F-4, File No. 333-114196).

     4.7 Concession title granted by the Ministry in favor of Axtel, dated June 4, 1998, together with an English translation of such concession title (incorporated herein by reference to Exhibit 10.5 of our Registration Statement on Form F-4, File No. 333-114196).

     4.8 Engagement Letter, dated as of May 15, 2002, by and among Axtel and The Blackstone Group L.P. (incorporated herein by reference to Exhibit
          10.6 of our Registration Statement on Form F-4, File No. 333-114196).

     4.9 Restructuring Agreement, dated as of March 20, 2003 by and among Axtel, Nortel Networks Limited, Nortel Networks de Mexico, S.A. de C.V. and Toronto Dominion (Texas), Inc. (incorporated herein by reference to Exhibit 10.7 of our Registration Statement on Form F-4, File No. 333-114196).

     4.10 Assignment and Assumption Agreement, dated as of December 23, 2003, among Nortel Networks Limited, Nortel Networks de Mexico, S.A. de C.V., Nortel Networks UK Limited, Airspan Communications Limited and Axtel (incorporated herein by reference to Exhibit 10.8 of our Registration Statement on Form F-4, File No. 333-114196).

     4.11 Master Agreement for the Provision of Local Interconnection Services, dated as of February 25, 1999, entered into by and between Telefonos de Mexico, S.A. de C.V., Telefonia Inalambrica Del Norte, S.A. de C.V. (predecessor company to Axtel, S.A. de C.V.) (incorporated herein by reference to Exhibit 10.9 of our Registration Statement on Form F-4, File No. 333-114196).

     7.1 Statement regarding computation of ratio of earnings to fixed charges (according to Mexican GAAP) (incorporated herein by reference to Exhibit 12.1 of our Registration Statement on Form F-4, File No. 333-114196).

     7.2 Statement regarding computation of ratio of earnings to fixed charges (according to U.S. GAAP) (incorporated herein by reference to Exhibit
          12.2 of our Registration Statement on Form F-4, File No. 333-114196).

     8.1 List of Subsidiaries of Axtel (incorporated herein by reference to Exhibit 21.1 of our Registration Statement on Form F-4, File No. 333-114196).

     12.1 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Auditors.............................................. F-1
Consolidated Balance Sheet as of December 31, 2003 and 2002 ................ F-2
Consolidated Statement of Operations for the fiscal years
  ended December 31, 2003, 2002 and 2001.................................... F-3
Consolidated Statement of Changes in Financial Position for the
  fiscal years ended December 31, 2003, 2002, 2001 and 2000................. F-4
Consolidated Statement of Changes in Stockholders' Equity for
  the fiscal years ended December 31, 2003, 2002, 2001 and 2000............. F-5
Notes to the Audited Consolidated Financial Statements ..................... F-6

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                        Consolidated Financial Statements
                                December 31, 2003
                  (With comparative figures for 2002 and 2001)
                   (With Independent Auditors' Report Thereon)
                  (Translation from Spanish Language Original)

                          Independent Auditors' Report

                  (Translation from Spanish Language Original)


The Board of Directors and Stockholders
Axtel, S.A. de C.V.:

We have examined the consolidated balance sheets of Axtel, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity, and changes in financial position for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Axtel, S.A. de C.V. and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles in the United States of America would have affected the results of operations for each of the years in the three-year period ended December 31, 2003, and the stockholders' equity as of December 31, 2003 and 2002 to the extent summarized in note 24 to the consolidated financial statements.


                                        KPMG Cardenas Dosal, S.C.



                                        Rafael Gomez Eng

Monterrey, N,L., Mexico
February 20, 2004

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                           Consolidated Balance Sheets
      (Thousand pesos of constant purchasing power as of December 31, 2003)


                                                                                                   December 31
                                                                                       -----------------------------------
                   Assets                                                                    2003               2002
                                                                                       -----------------  ----------------

        Current assets:
           Cash and cash equivalents (including $4,497 and $7,491 of restricted
              cash as of December 31, 2003 and 2002)                                  $      1,012,974           326,989
           Accounts receivable (note 5)                                                        421,843           348,641
           Refundable taxes and other accounts receivable                                       19,992            14,440
           Prepaid expenses (note 8)                                                           183,886            19,004
           Inventories (note 9)                                                                 21,552            21,537
                                                                                       -----------------  ----------------

                   Total current assets                                                      1,660,247           730,611

        Property, systems and equipment, net (notes 10 and 14)                               5,192,361         5,504,798
        Telephone concession rights, net of accumulated amortization of $196,866
           and $148,481 in 2003 and 2002, respectively                                         715,446           763,831
        Pre-operating expenses, net (note 11)                                                  200,128           235,514
        Deferred income taxes (note 16)                                                        251,986           736,143
        Other assets, net (note 12)                                                            109,250           113,579
                                                                                       -----------------  ----------------

                   Total assets                                                       $      8,129,418         8,084,476
                                                                                       =================  ================

                   Liabilities and Stockholders' Equity

        Current liabilities:
           Accounts payable and accrued liabilities                                   $        310,192           364,253
           Accrued interest                                                                     66,982           277,313
           Notes payable (note 13)                                                              24,000            51,805
           Current maturities of long-term debt (note 14)                                       54,408           179,347
           Taxes payable                                                                        69,250            76,162
           Bell Canada International, Inc. (note 7)                                           -                   26,810
           Other accounts payable (note 17)                                                    194,317            31,001
                                                                                       -----------------  ----------------

                   Total current liabilities                                                   719,149         1,006,691

        Long-term debt, excluding current maturities (note 14)                               2,023,987         5,027,865
        Other long-term accounts payable (note 17)                                               2,172           211,485
        Seniority premiums (note 15)                                                             2,000             1,332
                                                                                       -----------------  ----------------

                   Total liabilities                                                         2,747,308         6,247,373
                                                                                       -----------------  ----------------

        Stockholders' equity (note 18):
            Common stock                                                                     6,738,148         4,074,389
            Additional paid-in capital                                                         133,323           148,138
            Deficit                                                                         (1,601,722)       (2,497,785)
            Cumulative deferred income tax effect                                              112,361           112,361
                                                                                       -----------------  ----------------

                    Total stockholders' equity                                               5,382,110         1,837,103

        Commitments and contingencies (note 22)


                                                                                       -----------------  ----------------

                   Total liabilities and stockholders' equity                         $      8,129,418         8,084,476
                                                                                       =================  ================

       The accompanying notes are an integral part of the consolidated financial statements.


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                      Consolidated Statements of Operations
      (Thousand pesos of constant purchasing power as of December 31, 2003)


                                                                                           Years ended December 31,
                                                                             -----------------------------------------------------
                                                                                   2003              2002               2001
                                                                             -----------------------------------------------------
      Rental, installation, service and other revenues                           2,919,515          2,452,412         2,242,859
          (note 19)                                                         $
                                                                             ----------------  -----------------  ----------------

      Operating costs and expenses:
         Cost of sales and services                                               (808,427)          (612,211)         (521,315)
         Selling and administrative expenses (note 7)                           (1,138,106)        (1,262,446)       (1,642,629)
         Depreciation and amortization                                            (860,574)          (810,544)         (644,719)
                                                                             ----------------  -----------------  ----------------

                                                                                (2,807,107)        (2,685,201)       (2,808,663)
                                                                             ----------------  -----------------  ----------------

                 Operating income (loss)                                           112,408           (232,789)         (565,804)
                                                                             ----------------  -----------------  ----------------

      Comprehensive financing result:
         Interest expense                                                         (218,305)          (432,165)         (411,782)
         Interest income                                                            19,358             10,176             9,953
         Foreign exchange (loss) gain, net                                        (319,443)          (618,226)           99,643
         Monetary position gain                                                     92,809            280,515           216,934
                                                                             ----------------  -----------------  ----------------

                  Comprehensive financing result, net                             (425,581)          (759,700)          (85,252)
                                                                             ----------------  -----------------  ----------------

      Other income (expenses), net (notes 14 and 21)                             1,714,456            (27,590)          (30,908)
                                                                             ----------------  -----------------  ----------------

      Special item (note 20)                                                       (10,417)           (32,421)          (63,027)
                                                                             ----------------  -----------------  ----------------
                                                                             ----------------  -----------------  ----------------

                  Income (loss) before income taxes, tax on
                   asset and employee statutory profit sharing                   1,390,866         (1,052,500)         (744,991)
                                                                             ----------------  -----------------  ----------------

      Deferred income tax (note 16)                                               (493,451)           241,717           132,296
      Deferred employees statutory profit sharing (note 16)                        -                  -                  27,979
                                                                             ----------------  -----------------  ----------------

                Total income tax (expense) benefit, tax on asset and
                     employee's statutory profit sharing                          (493,451)           241,717           160,275
                                                                             ----------------  -----------------  ----------------

                Net income (loss)                                           $      897,415           (810,783)         (584,716)
                                                                             ================  =================  ================




       The accompanying notes are an integral part of the consolidated financial statements.


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Consolidated Statements of Changes in Financial
 Position (Thousand pesos of constant purchasing power as of December 31, 2003)

                                                                                       Years ended December 31,
                                                                        --------------------------------------------------------
                                                                              2003               2002                2001
                                                                        --------------------------------------------------------
Operating activities:
     Net income (loss)                                                 $       897,415           (810,783)            (584,716)
     Add charges (deduct credits) to operations not requiring
        (providing) resources:
           Depreciation                                                        772,561            723,777              538,978
           Amortization                                                         88,013             86,767              105,741
           Accrual for seniority premiums                                          681                231                  790
           Deferred income tax and employee statutory
             profit sharing                                                    493,451           (241,717)            (160,275)
           Gain on debt restructuring                                       (1,858,462)          -                   -
                                                                        -----------------  -----------------  ------------------

             Resources provided by (used in) operations                        393,659           (241,725)             (99,482)

     Net (investment in) financing from operations                            (233,996)           230,179             (204,144)
                                                                        -----------------  -----------------  ------------------

             Resources provided by (used in) operating activities              159,663            (11,546)            (303,626)
                                                                        -----------------  -----------------  ------------------

Financing activities:
    Increase in common stock                                                 2,663,759             51,941            1,019,039
    Additional paid-in capital                                                                     (2,043)             (31,655)
                                                                               (14,815)
    (Payments) proceeds from loans, net                                     (1,508,491)           630,558              741,680
    Deferred financing costs                                                   (18,452)            27,020                9,707
    Other long-term accounts payable                                           (38,978)            63,837              147,648
                                                                        -----------------  -----------------  ------------------

             Resources (used in) provided by financing activities            1,083,023            771,313            1,886,419
                                                                        -----------------  -----------------   -----------------

Investing activities:
     Acquisition and construction of property, systems
        and equipment, net                                                    (460,124)          (565,367)          (1,582,754)
     Pre-operating expenses                                                    -                  -                     (2,600)
     Other assets                                                              (96,577)            (1,417)              (9,784)
                                                                        -----------------  -----------------   -----------------
             Resources used in investing activities                           (556,701)          (566,784)          (1,595,138)
                                                                        -----------------  -----------------   -----------------

             Increase (decrease) in cash and cash equivalents                  685,985            192,983              (12,345)

Cash and cash equivalents at beginning of year                                 326,989            134,006              146,351
                                                                        -----------------  -----------------   -----------------

Cash and cash equivalents at end of year                               $     1,012,974            326,989              134,006
                                                                        =================  =================   =================

The accompanying notes are an integral part of the consolidated financial statements.


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
               Consolidated Statements of Changes in Stockholders'
  Equity (Thousand pesos of constant purchasing power as of December 31, 2003)




                                                                         Additional                  Cumulative         Total
                                                             Common       paid-in                  deferred income   stockholders'
                                                              stock       capital       Deficit      tax effect        equity
                                                         -------------- ------------   ----------- ----------------  ------------

      Balances as of December 31, 2000                   $   3,003,409     181,836     (1,102,286)        112,361     2,195,320

      Common stock contribution (note 18a)                   1,019,039     (31,655)      -             -                987,384

      Comprehensive loss                                       -          -              (584,716)     -               (584,716)
                                                         -------------- ------------   ----------- ----------------  ------------

      Balances as of December 31, 2001                       4,022,448     150,181     (1,687,002)        112,361     2,597,988

      Common stock contribution (note 18a)                      51,941      (2,043)      -             -                 49,898

      Comprehensive loss                                       -          -              (810,783)     -               (810,783)
                                                         -------------- ------------   ----------- ----------------  ------------

      Balances as of December 31, 2002                       4,074,389     148,138     (2,497,785)        112,361     1,837,103

      Common stock contribution (note 18a)                   2,663,759     (14,815)      -             -              2,648,944

      Cumulative effect of vacation accrual (note 3a)          -          -                (1,352)     -                 (1,352)

      Comprehensive income                                     -          -               897,415      -                897,415
                                                         -------------- ------------   ----------- ----------------  ------------

      Balances as of December 31, 2003                   $   6,738,148     133,323     (1,601,722)        112,361     5,382,110
                                                         ============== ============   =========== ================  ============



      The accompanying notes are an integral part of the consolidated financial statements.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2003 and 2002
      (Thousand pesos of constant purchasing power as of December 31, 2003)


(1) Organization and description of business

     Axtel, S.A. de C.V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company's activity, a concession is required (see note 22 d). In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

     The Company's capital structure has Mexican majority share ownership, with 58.52% of shares with voting rights owned by Telinor Telefonia, S. de R.L. de C.V. The remaining 41.48% is distributed among other entities.

     AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint, a fiber optic radio links and copper technology, depending on the communication needs of the clients.

     The Company has been granted the following licenses over the spectrum of frequencies necessary to provide the services:

o 60MHz for Point-to-Multi-Point in the 10.5GHz band to cover each one of the nine regions of the Mexican territory. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $136,814 for the Company.

o 112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band with countrywide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $68,998 for the Company.

o 50MHz in the 3.4GHz. The licenses obtained allow coverage in the nine regions of the country, and the investment was $706,500 for a period of twenty years with an extension option.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     The Company has commercial services in Monterrey, Mexico City, Guadalajara, Puebla, Toluca and Leon.

(2)  Summary of significant accounting policies

     The accounting policies and practices followed by the Company in the preparation of the consolidated financial statements are described below:

     (a)  Financial statement presentation

          The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which include the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power as of December 31, 2003 based on the National Consumer Price Index (NCPI) published by Banco de Mexico.

          The following national consumer price indexes (NCPI) were used to recognize the effects of inflation:

                                                                Inflation
                                                NCPI                %
                                           --------------     --------------

          December 2003                       390.299              3.99
          December 2002                       375.324              5.70
          December 2001                       355.084              5.00
          December 2000                       338.175              9.08

          For purposes of disclosure in the notes to the financial statements, references to pesos or "$", are to Mexican pesos; likewise, references to dollars, are to dollars of the United States of America.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)


     (b)  Principles of consolidation

          The consolidated financial statements include the assets, liabilities, equity and results of operations of the subsidiaries listed below. The balances and transactions between companies have been eliminated in the preparation of the consolidated financial statements.

                                                        % ownership
                                                     ------------------

Instalaciones y Contrataciones, S.A. de C.V.              99.998%
Impulsora e Inmobiliaria Regional, S.A. de C.V.           99.998%
Servicios Axtel, S.A. de C.V.                             99.998%

     (c)  Cash equivalents

          Cash equivalents are expressed at the lower of acquisition cost plus accrued interest as of the most recent balance sheet date or net estimated realizable value. Interest and foreign currency exchange fluctuation are included in the statements of operations as part of the comprehensive financing result. Cash equivalents includes $4,497 and $7,491 of restricted cash for the payment of interest.

     (d)  Inventories

          Inventories are carried at the lower of restated cost and net realizable value. The restated cost is determined by application of the NCPI factor to current costs.

     (e)  Property, systems and equipment

          Property, systems and equipment are recorded at acquisition cost and restated by NCPI factors.

          Comprehensive financing results incurred during construction or installation periods is capitalized as part of the cost of the assets.

          Depreciation of property, systems and equipment is calculated using the straight-line method, based on useful lives estimated by Company management. Useful lives are described in note 10.

          Leasehold improvements are amortized over the shorter of the useful life of the improvement and the term of the lease.

          Maintenance and minor-repair expenses are expensed as incurred.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     (f)  Telephone concession rights

          Telephone concession rights are restated by NCPI factors and amortized under the straight-line method over a period of 20 years (the initial term of the concession).

     (g)  Pre-operating expenses

          Pre-operating expenses include administrative services, technological advice and comprehensive financing results incurred through June 1999 and the expenses incurred during 2000 in opening offices in other cities throughout the country. The Company started providing business services beginning in 2001. These expenses were capitalized, and restated by NCPI factors and are amortized under the straight-line method over a period of 10 years (see note 11).

     (h)  Other assets

          Other assets mainly include deferred financing costs, guarantee deposits, and notes issuance costs (see notes 12 and 14).

     (i)  Seniority premiums

          The accumulated seniority premium benefits to which workers are entitled by law are recognized in the results of each period at the current value of the obligation, based on actuarial calculations prepared by independent experts.

          Other benefits to which employees may be entitled, principally severance benefits and vacations, are recognized as an expense in the year in which they are paid.

     (j)  Financial instruments

          To reduce the risks resulting from foreign exchange rate fluctuations of the peso with respect to the dollar, the Company uses selected exchange rate option contracts that meet the characteristics of derivative financial instruments. The fluctuations in the exchange rates established in the market and those established in such contracts are recognized in the comprehensive financing result (CFR).

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     (k) Income tax (IT) tax on assets (TA) and employee's statutory profit sharing (ESPS)

          IT is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

          Deferred ESPS is recognized for timing differences arising from the reconciliation of book income to income for profit sharing purposes with respect to which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

     (l)  Inflation adjustment of common stock, other contributions and deficit

          This adjustment is determined by multiplying stockholder contributions and deficit by NCPI factors, which measure accumulated inflation from the dates contributions were made and losses arising through the most recent year end. The resulting amounts represent the constant value of stockholders' equity.

     (m)  Comprehensive loss

          The comprehensive loss represents the net income or loss for the year plus the effect of those items reflected directly in stockholders' equity, other than capital contributions, reductions and distributions.

     (n)  Cumulative deferred income tax effect

          The Company adopted Bulletin D-4, "Accounting for income tax, tax on assets and employee statutory profit sharing" effective January 1, 2000, which required the adoption of the asset and liability method for determining deferred income taxes. The cumulative effect represents the cumulative previously unrecognized deferred taxes as of the date of adoption.

     (o)  Comprehensive financing result (CFR)

          The CFR includes interest, currency exchange differences and the monetary effect, less the amounts capitalized, as part of fixed assets.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)




          Foreign currency transactions are recorded at the rate of exchange prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recognized in the results of operations.

          Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including the deferred taxes, by inflation factors through year-end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is recognized in the CFR.

          (p) Revenue recognition

          The Company's revenues are recognized when earned, as follows:

          o Telephone service - Based on monthly service fees, measured usage charges based on the number of calls made and other service charges to customers.

          o    Activation - At the time the equipment is installed

          o    Equipment - At the time of sale

     (q)  Business and risk concentration

          The Company rendered services to one client that represents approximately 18%, 16% and 5% of total net revenues during 2003, 2002 and 2001, respectively. This client's accounts receivable balances as of December 31, 2003 and 2002 represent approximately 1% of total accounts receivable in both years. The Company provides an allowance for doubtful accounts based on management's analyses and estimations. The allowance expense is included as selling and administrative expenses in the consolidated statement of operations.

     (r)  Contingencies

          Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation can not be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     (s) Impairment of property, systems and equipment and other non-current assets

          The Company evaluates periodically the adjusted values of its property, systems and equipment and other non-current assets to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds the expected net revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

     (t)  Use of estimates

          The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ.

(3)  Accounting changes

     (a) Liabilities, accruals, contingent assets and liabilities, and commitments-

          In December 2001, the Mexican Institute of Public Accountants issued the new Bulletin C-9, "Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments." New Bulletin C-9, effective for fiscal years beginning after December 31, 2002, supersedes former Bulletins C-9, "Liabilities," and C-12, "Contingencies and Commitments." New Bulletin C-9 establishes additional guidance clarifying the accounting for liabilities, accruals, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities, and accounting for the early extinguishment of liabilities and convertible debt. Additionally, new Bulletin C-9 establishes new rules for disclosing commitments arising from current business operations.

          The Company adopted this Bulletin in 2003 and, as a result, recognized as initial effect vacation accrual $1,352 which was recorded directly in stockholders equity, net of its deferred income tax effect of $697. As of December 31, 2003, the vacation accrual amounts is $7,221 and is included in accounts payable and accrued liabilities in the accompanying consolidated financial statements.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)


     (b)  Intangible assets-

          In January 2002, the Mexican Institute of Public Accountants issued the new Bulletin C-8, "Intangible Assets," effective for fiscal years beginning after December 31, 2002. New Bulletin C-8 supersedes former Bulletin C-8, "Intangibles," and establishes that qualifying project development costs be capitalized as intangible assets if the criteria for intangible asset recognition are met. The principal criteria are that these costs be identifiable, that there is reasonable certainty that these costs will generate future benefits to the Company, and that the Company has control over such benefits. Other costs, not meeting the new criteria and incurred after the effective date of new Bulletin C-8, should be expensed as incurred. Pre-operating expenses previously recognized under former Bulletin C-8 will continue to be amortized, subject to periodic impairment evaluations. Development costs incurred in a pre-operating stage may be capitalized after meeting certain conditions, under new Bulletin C-8.

          This Bulletin also requires that intangibles acquired in a business combination be accounted for at fair value at the date of the purchase and be separately reported, unless their cost cannot be reasonably determined, in which case, they should be reported as goodwill. Also, if there is no active market for these assets, they should be written-down to the excess of their book value over the purchase price or to zero. These assets are also subject to periodic impairment evaluations. Amortization of goodwill should be reported in operating expenses on the statements of operations.

          The initial adoption of this Bulletin had no material effects on the financial position nor the result of operations of the Company.

(4)  Foreign currency exposure

     Monetary assets and liabilities denominated in dollars as of December 31, 2003 and 2002 are as follows:

                                                 (Thousands of dollars)
                                           -----------------------------------
                                                2003               2002
                                                ----               ----

Current assets                                   85,048               2,931
Current liabilities                             (36,146)            (60,892)
Long-term liabilities                          (180,266)           (488,530)
                                           ---------------   -----------------
          Foreign currency
            liability position, net            (131,364)           (546,491)
                                           ===============   =================

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)

     The US dollar exchange rates as of December 31, 2003 and 2002 were $11.2360 and $10.3125, respectively. As of February 20, 2004, the exchange rate was $10.9058.


     As of December 31, 2003, the Company had foreign exchange derivative instruments (see note 6).

     As of December 31, 2003 and 2002, the Company had the following non-monetary assets of foreign origin, the replacement cost of which may only be determined in dollars:

                                             (Thousands of dollars)
                                       ----------------------------------
                                            2003               2002
                                            ----               ----

Inventories                                      1,029              1,470
Systems and equipment, gross                   663,225            621,846
                                       ---------------    ---------------
                                               664,254            623,316
                                       ===============    ===============

     Following is a summary for the years ended December 31, 2003, 2002 and 2001, of transactions carried out with foreign entities, excluding imports and exports of machinery and equipment:

                                                 (Thousands of dollars)

                                    --------------------------------------------
                                        2003            2002             2001
                                        ----            ----             ----

Interest expense                     14,926            38,475           36,829
Commissions                          11,174             1,978            2,594
Administrative and technical
  advisory services                     243             3,325            2,500
                                    --------     -------------   --------------

                                     26,343            43,778           41,923
                                    ========     =============   ==============

(5)  Accounts receivable

     Accounts receivable consist of the following:

                                                       2003          2002
                                                       ----          ----

Trade                                             $   488,562       590,226

Less allowance for doubtful accounts                   66,719       241,585
                                                  -----------    -----------

          Accounts receivable, net                $   421,843       348,641
                                                  ===========    ===========

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



      The activity in the allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 was as follows:

                                          2003            2002           2001
                                          ----            ----           ----

Balances at beginning of year           $  232,316        73,461        34,757
Bad debt expense                            57,658       158,855       251,673
Write-offs                                (223,255)      -            (212,969)
                                        -----------   -----------   -----------

Balances at end of year not
  adjusted for inflation                    66,719       232,316        73,461

Effects of inflation                       -               9,269         7,285
                                        -----------   -----------   -----------

Balances at year end at constant pesos  $   66,719       241,585        80,746
                                        ===========   ===========   ===========

(6)  Derivative instruments

     The Company minimizes the risk associated with foreign currency position by entering into transactions with high-quality counterparties whose credit rating is higher than AA.

     The contracts entered into are European-style-type option contracts, which establish a floor and a ceiling exchange rate between the peso and the US dollar at specified dates on specified notional amounts.

     As of December 31, 2003, the Company has a contract outstanding with the following characteristics:

                                                                                                    Changes in the
                                                                                                     fair value
                                                  Notional                    Notional            recorded within
                 Inception and              amount/exchange rate -      amount/exchange rate -     the CFR earnings
               expiration dates                     floor                      ceiling                  item
       ---------------------------------   ------------------------    ------------------------  --------------------

           Sept 23, 2003/March 17,
                     2004                       55,400/11.08                56,500/11.30                 560


(7)  Related-party transactions

     Until March 2003 Bell Canada International Inc. (Bell Canada) was a related-party of the Company. During 2002 and 2001, AXTEL received administrative and technical advisory services from Bell Canada for approximately $2.5 million dollars, each year.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



(8)  Prepaid expenses

     Prepaid expenses consist of the following:

                                            2003               2002
                                            ----               ----

Nortel Networks                       $     161,153              -
Other                                        22,733                19,004
                                       ---------------    ---------------
          Total prepaid expenses      $     183,886                19,004
                                       ===============    ===============

     In accordance with the debt-restructuring agreement (See note 14b) all new purchases from Nortel should be either secured through the issuance of a letter of credit or prepaid.

(9)  Inventories

     Inventories consist of the following:

                                                      2003               2002
                                                      ----               ----

Telephones and caller identification devices      $     4,095            3,620
Installation material                                   4,161            4,836
Tools                                                   1,312            1,670
Network spare parts                                     7,823            6,415
Other                                                   4,161            4,996
                                                   -------------    -----------

             Total inventories                    $    21,552           21,537
                                                   =============    ===========

(10) Property, systems and equipment

     Property, systems and equipment are analyzed as follows:

                                                                                                            Useful
                                                                      2003              2002                lives
                                                                      ----              ----                -----

       Land                                                     $      35,849             40,853
       Building                                                       116,552            116,115           25 years
       Computer and electronic equipment                              847,413            711,094           3 years
       Transportation equipment                                        14,439             13,864           4 years
       Furniture and fixtures                                          88,443             82,810           10 years
       Network equipment                                            5,766,985          5,536,154        6 to 28 years
       Leasehold improvements                                         131,854            102,281
       Construction in progress                                       413,377            369,317
                                                                 --------------    --------------

                                                                    7,414,912          6,972,488

       Less accumulated depreciation                                2,222,551          1,467,690
                                                                 --------------    --------------

               Property, systems and equipment, net            $    5,192,361          5,504,798
                                                                 ==============    ==============


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     The Company has capitalized CFR as a component of the acquisition cost of property, systems and equipment, aggregating $2,171 as of December 31, 2003.

     All of the assets indicated above secure the lines of credit and the contracts with Hewlet Packard de Mexico, S. de R.L. de C.V., SR Telecom Inc. and Siemens Financial Services Inc. (see note 14). The line of credit with Agilent Technologies Mexico, S. de R.L. de C.V., as well as other long-term financing is secured by specific collaterals.

(11) Pre-operating expenses, net

     The capitalized pre-operating expenses incurred up to June 1999 and expenses incurred during 2000 in opening operations in new cities are as follows:

                                                      2003              2002
                                                      ----              ----

 Salaries                                       $    176,004         176,004
 Legal and financial advisory                        100,519         100,519
 Operating expenses                                   54,695          54,695
 Depreciation                                          8,735           8,735
 Comprehensive financing result                      (22,044)        (22,044)
 Service and other revenues                          (12,460)        (12,460)
 Other                                                34,739          34,739
                                                --------------  ---------------
                                                     340,188         340,188
         Less accumulated amortization               140,060         104,674
                                                --------------  ---------------
         Pre-operating expenses, net            $     200,128         235,514
                                                ==============  ===============

(12)     Other assets

      Other assets consist of the following:

                                                    2003              2002
                                                    ----              ----

  Deferred financing costs                       $  -                  134,250
  Notes issuance costs                                 59,849          -
  Guarantee deposits                                   14,132            12,898
  Other                                                35,269             4,016
                                                 -------------  ----------------

                                                      109,250           151,164
   Less accumulated amortization                     -                   37,585
                                                 -------------  ----------------

           Other assets, net                     $    109,250           113,579
                                                 =============  ================

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)


     Deferred financing costs were incurred in connection with the Company's credit with Nortel and were amortized under the straight-line method over the life of the related debt. On March 20, 2003, the debt with Nortel was restructured, and the total unamortized deferred financing costs amounting to $92,188 related to this debt were charged as expense (see notes 14 and 21).

     Notes issuance cost mainly consists of legal and audit fees, documentation, advising, printing, rating agencies, registration fees and out of pocket expenses incurred in relation to the issuance of notes payable and will be amortize over the life of the related debt.

(13) Notes payable

     The notes payable as of December 31, 2003 and 2002 and their main characteristics are as follows:

                                                                                            2003               2002
      Revolving  line of credit with SR Telecom  Canada Inc.  denominated  in U.S.
      dollars.  The  payments  are made 50% net 30 days and 50% net 360 days.  The interest  rate is LIBOR  plus 6.25  percent  points  applicable  only to the
      360-day portion                                                               $            4,172           12,989

      Revolving line of credit with Banco Mercantil del Norte S.A.  (Banorte) used
      for letters of credit, denominated in U.S. dollars up to 360 days                         14,098           36,461

      Other short-term  financing with several  institutions and/or suppliers with
      interest rates fluctuating between 10% and 11%                                             5,730            2,355
                                                                                       ---------------    ---------------

               Total short-term notes payable                                       $           24,000           51,805
                                                                                       ===============    ===============

(14)     Long-term debt

     Long-term debt as of December 31, 2003 and 2002 and its main characteristics is as follows:

                                                                                            2003               2002
                                                                                            ----               ----
      U.S. $175,000,000 in aggregate principal amount of 11% Senior Notes due
      2013. Interest will be payable semi-annually in arrears on June 15, and
      December 15 of each year commencing June 15, 2004.                           $        1,966,300           -

      Nortel Networks Ltd. denominated in U.S. dollars,  payable in ten semiannual installments  beginning  in 2003 and through  2007.  The  interest  rate was
      LIBOR  plus 5  percentage  points  (6.96%  in  2002).  Interest  is  payable
      semiannually                                                                           -                5,101,956





                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



    Hewlett Packard de Mexico,  S. de R. L. de C.V.  denominated in U.S.  dollars, payable in 36 monthly  installments  with a 6-month  grace period  maturing in
    2005. The interest rate is 9.8 %                                                            4,464            59,812

    Promissory Notes with Hewlett Packard  Operations  Mexico,  S. de R.L. de C.V.
    denominated in U.S. dollars,  payable in 12 quarterly installments maturing in
    September 2006.  The interest rate is 9.5%                                                 21,569           -

    Line of credit  with  Siemens  Financial  Services  Inc.  denominated  in U.S.
    dollars.  The payments are made in six semiannual  installments  through 2005.
    The interest rate is LIBOR plus 5.5  percentage  points (6.35% average in 2003
    and 7.24% in 2002). Interest is payable semiannually                                       51,525            25,001

    Line  of  credit  with  Agilent   Technologies  Mexico  S.  de  R.L.  de  C.V.
    denominated  in  U.S.  dollars.  The  payments  are  made  in  six  semiannual
    installments through 2005. The interest rate is 9.8%                                        2,416             3,459

    Other long-term financing with several credit institutions with rates fluctuating between 9% and 10% for those denominated in dollars and TIIE
    (Mexican average interbank rate) plus six percentage points for those
    denominated in pesos                                                                       32,121            16,984
                                                                                       --------------     ---------------

             Total long-term debt                                                           2,078,395         5,207,212

                Less current maturities                                                        54,408           179,347
                                                                                       --------------     ---------------

             Long-term debt, excluding current maturities                          $        2,023,987         5,027,865

                                                                                       ==============     ===============

     Annual installments of long-term debt are as follows:

             Year                               Amount

            2005                       $            40,637
            2006                                    17,050
            2007                                  -
            2008 and thereafter                  1,966,300
                                            ----------------

                                       $         2,023,987
                                            ================

     The following are the most important changes in the Company long-term debt during 2003 and 2002:

     a) On March 18, 2003, the Company obtained a loan for 75 million dollars from Banco Mercantil del Norte, S.A. (Banorte) at a variable Libor interest rate to 90 days plus certain basis points, payable quarterly. The loan payments were set in four equal consecutive quarterly installments of 4.5 million and one last installment of 57 million, beginning 24 months after the credit disposition date, which was March 20, 2003. On December 17, 2003 this loan was paid. (See note 14d).

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)

     b) On March 20, 2003, the Company entered into a debt-restructuring agreement with Nortel Networks Limited and Nortel Networks de Mexico (Nortel), as follows: payment in cash of 125.2 million dollars, issuance by the Company of a promissory note for 24.2 million dollars and the capitalization of debt of 178.5 million dollars in exchange for 250,836,980 Series "N" shares of common stock (see note 18). As a result of this transaction, Axtel recognized a gain on the forgiveness of debt of approximately $1,858,000 pesos (See note 21). The promissory note for 24.2 million dollars was paid in December 2003. (See note 14 d). After this transaction and in accordance with the debt restructuring agreement all new purchases from Nortel should be either secured through the issuance of a letter of credit or prepaid (See note 8).

     c) On May 2003 the Company entered in an agreement with Bell Canada International (BCI) to terminate all of the rights and obligations of both parties under the technical services agreement and a secondment agreement dated as of October 6, 1997, including Axtel's obligations to pay fees in the future based on the Company's financial performance and in full settlement of any and all claims that BCI may have against Axtel arising out of or related to the above mentioned agreements. The termination agreement was for 15,585,000 dollars, which is included in other income (expense) line item; originally payable as follows:
          2,734,000 dollars at closing of the agreement, 1,129,000 dollars in June 2003, 1,152,000 dollars in September 2003, 1,175,000 dollars in December 2003 and 9,395,000 dollars, maturing thirty seven (37) months after closing payable without interest and in a single installment. As of December 31, 2002 the long term portion was discounted at an interest rate of 10%. On December 17, 2003 this debt was paid (Se note
          14d).

     d) On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of US $175 Millions (1,996 million pesos) maturing on December 15, 2013. Interest on the Notes are payable semiannually at a annual rate of 11%, beginning on June 15, 2004.

     The indenture of the notes contain certain affirmative and negative covenants.

     With the proceeds of the offering the Company prepaid in full the Banorte facility, the Nortel promissory note and the BCI Indebtedness.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     Each of the Company's consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured. The subsidiaries have no revenues or cash flows other than those derived from their parent. The following tables show certain condensed financial information of the subsidiaries' financial statements after elimination of inter-company amounts, assets, revenues and cash flows which are not material to the consolidated group:



         As of and for the year ended December 31, 2003

                                                  Instalaciones             Impulsora          Servicios          Combined
                                                                                                                 Guarantors
         Total assets                                         6,655              11,184            92,738              110,577
                                                  ====================    ===============     =============    =================
         Stockholders' equity                                 3,029               1,817            17,755               22,601
                                                  ====================    ===============     =============    =================
         Service revenues                                    44,622               1,960           720,593              767,175
                                                  ====================    ===============     =============    =================
         Income (loss) before taxes                            (483)                216            (1,779)               (2,046)
                                                  ====================    ===============     =============    =================
         Resource provides (used) by operating
          activities                                           (568)                657            (1,044)                 (955)
                                                  ====================    ===============     =============    =================

     (1) Includes inter-company balances amounting to $81,704

          As of and for the year ended December 31, 2002

                                                  Instalaciones           Impulsora          Servicios         Combined
                                                                                                               Guarantors
         Total assets                                         5,233              12,122             95,164             112,519
                                                  ====================    ===============    ==============    =================
         Stockholders' equity                                 2,948                 468             22,135              25,551
                                                  ====================    ===============    ==============    =================
         Service revenues                                    36,068               2,052            773,251             811,371
                                                  ====================    ===============    ==============    =================
         Income (loss) before taxes                          (1,763)                266            (26,732)             (28,269)
                                                  ====================    ===============    ==============    =================
         Resource  provides (used) by operating
          activities                                         (1,922)              1,300            (40,324)             (40,946)
                                                  ====================    ===============    ==============    =================


(1) Includes inter-company balances amounting to $83,519.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     Some of the debt agreements that remain outstanding establish certain covenants, the most important of which refer to limitations on dividend payments and comprehensive insurance on pledged assets, among others. At December 31, 2003, the Company was in compliance in all its covenants and obligations.

(15) Seniority premiums

     The cost of the obligations and other elements of seniority premiums mentioned in note 2(i) have been determined based on independent actuarial calculations as of December 31, 2003 and 2002.

     The components of the net periodic cost for the years ended December 31, 2003, 2002 and 2001 are the following:

                                                  2003       2002       2001
                                                  ----       ----       ----
Net periodic cost
   Labor cost                                   $   576         175        720
   Financial cost                                    62          41         38
   Amortization of transition obligation              1           1        (13)
   Variances in assumptions and experience
     adjustments                                     16         -           12
   Inflationary effect                               26          14         33
                                                  -------   --------   --------
                  Net periodic cost             $   681         231        790
                                                  =======   ========   ========

     The actuarial present value of plan benefit obligations is as follows:

                                                       2003           2002
                                                       ----           ----

    Present benefit obligation                       $    2,064         1,271
                                                       --------    -----------
    Present value of benefits attributable to
      future salary increases                                70
                                                            127
                                                       --------    -----------
    Projected benefit obligation (PBO)                    2,191         1,341
    Items pending amortization:
       Variances in assumptions and
         experience adjustments                            (407)         -
       Transition liability                                  (8)          (9)
       Minimum additional liability                         224           -
                                                       --------    -----------
          Net projected liability recognized
            on the balance sheets
                                                     $    2,000        1,332
                                                       ========    ===========

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     The most significant assumptions used in the determination of the net periodic cost of plan are the following:

                                                       2003           2002
                                                       ----           ----

Discount rate                                             4.00%          4.00%
                                                    ===========    ===========
Rate of increase in future salary levels                  1.00%          1.00%
                                                    ===========    ===========
Estimated inflation for the period                        4.00%          5.70%
                                                    ===========    ===========
Amortization period of the transition liability      11 years        11 years
                                                    ===========    ===========

(16) Income tax (IT), tax on assets (TA), employee statutory profit sharing
     (ESPS) and tax loss carryforwards

     The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

     In accordance with the current tax legislation, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from MexGAAP.

     The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and deducted from certain liabilities. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

     A new Income Tax Law was enacted on January 1, 2002. This law provides for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would be 32% in 2005. As a result of these changes, during the years ended December 31, 2003, 2002 and 2001 the Company recognized an increase (decrease) in net deferred tax assets of $(19,320) $15,603 and $(89,833) in 2003, 2002 and 2001, respectively.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     The tax (expense) benefit attributable to the income (loss) before IT differed from the amount computed by applying the tax rate of 34% in 2003 and 35% in 2002 and 2001 to pretax loss, as a result of the items mentioned below:

                                                                           2003                2002              2001
                                                                           ----                ----              ----

    Computed "expected" income tax
      (expense) benefit                                              $     (472,895)            368,375           260,747
    Increase (decrease) resulting from:
           Effects of inflation, net                                          3,786             (26,011)           (9,584)
           Increase   in   beginning-of-the-year   balance  of  the
            valuation  allowance for deferred tax assets  allocated
            to income tax expense                                           (8,623)              (1,078)             (205)
           Adjustments to deferred tax assets and  liabilities  for
            enacted changes in tax rates                                    (19,320)             15,603           (89,833)
           Non-deductible expenses                                           (1,600)            (41,264)           (5,584)
           Other                                                              5,201             (73,908)          (23,245)
                                                                       --------------     --------------    ---------------
              Deferred income tax (expense) benefit                  $     (493,451)            241,717           132,296
                                                                       ==============     ==============    ===============


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2003 and 2002 are presented below:

                                                                2003          2002
                                                                ----          ----
 Deferred tax assets:
          Net operating loss carryforwards                  $   499,499      1,089,941
          Allowance for doubtful accounts and write-off         173,430        161,163
          Accrued liabilities                                    22,189         18,539
          Tax on assets                                           8,596        -
          Accrued vacations                                       2,455        -
                                                              -----------   -----------

                Total gross deferred tax assets                 706,169      1,269,643

        Less valuation allowance                                 11,053          2,430
                                                              -----------   -----------

               Net deferred tax assets                          695,116      1,267,213
                                                              -----------   -----------

 Deferred tax liabilities:
          Property, systems and equipment                       215,893        262,970
          Telephone concession rights                           153,027        151,451
          Pre-operating expenses                                 65,032         76,396
          Other assets                                            1,850         32,930
          Inventories                                             7,328          7,323
                                                              -----------   -----------

                Total deferred tax liabilities                  443,130        531,070
                                                              -----------   -----------

                Deferred tax assets, net                    $   251,986        736,143
                                                              ===========   ===========

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     The Company assesses realizability of deferred tax assets based on the existence of taxable temporary differences expected to reverse in the same periods as the realization of deductible temporary differences or in later periods in which the tax loss carryforwards can be applied and when, in the opinion of Company management, there will be enough future taxable income for the realization of such deductible temporary differences. However, the amounts of realizable deferred tax assets could be reduced if the taxable income is lower. As of December 31, 2003, a deferred tax asset valuation allowance was established for tax loss carryforwards from the subsidiaries and TA from the Company. No deferred tax asset valuation allowance was established for AXTEL tax loss carryforwards, since, in the opinion of Company management, there is a high probability that there will be enough future taxable income to realize the net deferred tax assets.

     According to the IT law, the tax loss of a year, restated by inflation, may be carried to the succeeding ten years. The tax losses have no effect on ESPS. As of December 31, 2003, the tax loss carryforwards expire as follows:

                                      Inflation-adjusted
                                             tax loss
             Year                         Carryforwards
             ----                         -------------

       2009                       $              564
       2010                                  929,090
       2011                                  210,256
       2012                                  421,025
                                    -------------------

                                  $        1,560,935
                                    ===================

     Effective January 1, 2002, the Company transferred all of its personnel to a subsidiary Company, which eliminated any deferred ESPS liability.

(17) Other long-term accounts payable

     As of December 31, 2003 and 2002 the long-term accounts payable consist of the following: 2003 2002

Guarantee deposits (note 22a)        $           -                  139,411
Interest payable (note 22a)                      -                   16,636
Long-term trade payables                       2,172                 55,438
                                      ----------------      ----------------

                                     $         2,172                211,485
                                      ================      ================

     As of December 31, 2003, the guarantee deposits and interest payable corresponding to Spectra Site Communications Mexico, S. de R.L. de C.V. (see note 22a) were presented as other current accounts payable in accordance with the terms and clauses agreed in the contract.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



(18) Stockholders' equity

     The main characteristics of stockholders' equity are described below:

     (a)  Common stock structure

          The main characteristics and issuances of common stock for 2003, 2002 and 2001 are described below:



                                                 Amount                                                Additional
                                               (thousand          Amount (nominal       Amount      paid-in capital
               Date                             dollars)               pesos)      (constant pesos) (constant pesos)
               ----                             --------               ------      ---------------------------------

          April 30, 2001                          25,000        $      238,450           271,570        (1,805)
          August 31, 2001                         45,000               429,210           484,211       (19,882)
          October 31, 2001                        10,000                95,380           105,999        (3,017)
          December 31, 2001                       15,000               143,070           157,259        (6,951)
                                            ---------------- ---- ---------------- ---------------- ----------------

          Total 2001                              95,000        $      906,110         1,019,039       (31,655)
                                            ---------------- ---- ---------------- ---------------- ----------------

          February 28, 2002                        5,000        $       47,690            51,941        (2,043)
                                            ---------------- ---- ---------------- ---------------- ----------------

          Total 2002                               5,000        $       47,690            51,941        (2,043)
                                            ---------------- ---- ---------------- ---------------- ----------------

          February 28, 2003                       35,336        $      389,854           400,693        (7,925)
          October 7, 2003                        203,164             2,202,544         2,263,066        (6,890)
                                            ---------------- ---- ---------------- ---------------- ----------------

          Total 2003                             238,500        $    2,592,398         2,663,759       (14,815)
                                            ================ ==== ================ ================ ================


          At a General Stockholders' Meeting, held on February 28, 2003 the stockholders approved the following:

1. Cancellation of the stockholders' outstanding contribution of 10 million dollars according to the resolutions of the General Stockholders' Meeting held on March 30, 2001, releasing the Company's stockholders from their obligation to make this contribution to capital. Consequently, a 10 million-dollar decrease was approved of the variable portion of common stock of the Company.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     2. Additional contribution to the variable portion of common stock for an amount equivalent in Mexican pesos to 60 million dollars payable in cash. Consequently, it was approved to issue 2,156,184,303 shares, which will be distributed as follows: 1,041,437,018 Series A shares Variable; 549,355,873 Series B shares Variable; 451,232,470 Series C shares Variable and 114,158,942 Series N shares, all of them with no par value. In addition the Shareholder's Meeting also resolved that all Series "B" shares were to be exchanged for either Series "A" shares, in the case of investors of Mexican nationality, or Series "C" shares, in the case of investors of non-Mexican nationality.

     3. Additional contribution to the variable portion of common stock of the Company for up to the amount equivalent in Mexican pesos to 200 million dollars through the capitalization of liabilities payable to Nortel (See note 14). Consequently, it was approved to issue 250,836,980 registered shares, with no par value and no right to vote. All the shares were Series "N" shares of the Company's common stock in favor of Nortel, that when issued, will represent 9.9% of the total number of shares issued and paid of the Company's common stock.

     In addition, the Company entered in a subscription agreement with Nortel Networks Limited (Nortel), where Nortel agrees to subscribe for 250,836,980 nominative, non par value and non-voting Series "N" Shares for a total subscription price of $1,984,961 ($178.5 million dollars). Such subscription price shall be considered to be satisfied by means of the debt capitalization as contemplated in the Restructuring Agreement (see note
     14). Upon subscription of the shares, such shares represent 9.9% of the total issued and outstanding shares of the common stock of the Corporation.

     Also, the Company entered in a subscription agreements with LAIF X Sprl, Tapazeca Sprl and New Hampshire Insurance Company whereby these entities agreed to subscribe and pay for 115,068,613 Series "B" shares, and 426,843,722 Series "C" shares all of which are nominative, non par value and voting shares, and 36,181,412 Series "N" shares which are nominative, non par value and non-voting for a total subscription price of US$16,086,577 dollars.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)




          The Company common stock consists of 1,253,233,984 Series "A" shares, 888,152,627 Series "C" shares and 392,320,255 series "N" shares. Series "A" and "C" shares have the right to vote, and series "N" shares have no par value and no voting rights. Series "A" is restricted to Mexican individuals or corporations.

     (b)  Stockholders' equity restrictions

          Stockholder contributions, restated as provided in the tax law, totaling of $6,816,416 may be refunded to stockholders tax-free.

          No dividends may be paid while the Company has a deficit.

(19) Rental, installation, service and other revenues

     Revenues consist of the following:

                                       2003             2002           2001

      Measured service            $       603,445       633,984        531,757
      Rents                               745,905       594,730        614,625
      Cellular                            758,983       552,554        359,276
      Long-distance                       296,061       289,767        299,770
      Interconnection                     223,384       136,228         88,268
      Internet                             67,724        69,430         62,936
      Activation                           72,423        51,067        151,765
      Value added services                 48,286        44,311         29,888
      Equipment sales                       8,679        10,210         31,396
      Other                                94,625        70,131         73,178
                                     ------------  -------------  -------------

                                  $     2,919,515     2,452,412      2,242,859
                                     ============  =============  =============

(20) Special item

     In order to improve productivity and comply with the strategic plans, the Company restructured some of its operating areas during the years ended December 31, 2003, 2002 and 2001. The costs of restructuring, comprising compensation and benefits to personnel, were $10,417, $32,421 and $63,027, respectively, and are presented as a special item in the statements of operations for the years ended December 31, 2003, 2002 and 2001.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



(21) Other income (expenses), net

     Other income (expenses) consist of the following:

                                                             2003                2002                2001
                                                       -----------------    ---------------    -----------------

       Gain on debt-restructuring                   $        1,858,462             -                   -

       Nortel prepayment                                        30,622             -                   -

       Nortel withholding cancellation                          29,777             -                   -

       Banorte prepayment                                      (79,109)            -                   -

       BCI termination agreement                              (120,214)            -                   -

       Other                                                    (5,082)          (27,590)          (30,908)
                                                       -----------------    ---------------    -----------------

       Other income (expenses), net                 $        1,714,456           (27,590)          (30,908)
                                                       =================    ===============    =================


(22) Commitments and contingencies

     As of December 31, 2003, there are the following commitments and contingencies:

     (a) On January 24, 2001 a contract was signed with Spectra Site Communications Mexico, S. de R.L. de C.V. (Spectra Site) expiring on January 24, 2004, to provide the Company with services to locate, construct, set up and sell sites within the Mexican territory. As part of the operation, the Company agreed to build 650 sites, subject to approval and acceptance by Spectra Site and, in turn, sell or lease them under an operating lease plan.

          On January 24, 2001, the Company received 13 million dollars from Spectra Site to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime rate in favor of Spectra Site on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. As of December 31, 2003, the Company has recognized a liability to cover such interest for $24,267, presenting it as a short-term liability in the balance sheet as of December 31, 2003.

          As of December 31, 2003, the Company has completed the construction of 206 sites pending the approval and acceptance of Spectra Site.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



          During 2002, Spectra Site Communications filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Spectra Site for unilateral rescission of the contract. As of December 31, 2003, the trial is at a stage where evidence is being shown, and thus it is impossible to determine whether there is a contingency for the Company.

     (b) The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company's financial position and results of operations.

     (c) In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation of $30,172 and to other service providers for $41,397.

     (d) The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 1, establish certain obligations of the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main shareholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications,
          (iv) filing monthly reports about disruptions, (v) filing the services' tariff, and (vi) providing a bond.

     (e) The Company leases some equipment and facilities under operating leases. Some of these leases have renewal clauses. Lease expense for 2003, 2002 and 2001 was $195,038, $210,655 and $261,714, respectively.

          The annual payments under these leases as of December 31, 2003 are as follows:

                                                        Contracts in:
                              -----------------------------------------------------------------
                                   Pesos              Dollars                  UDIS
                                                    (thousands)         (Investment units)
                              ----------------    ---------------   ---------------------------

           2004              $        54,471              7,164                 54,833
           2005                       47,508              4,630                 54,833
           2006                       34,411              3,448                 54,833
           2007                       29,113              2,920                 54,833
           2008                       23,841              2,644                 54,833
           Thereafter                 47,784             13,572                 45,694
                                                                          --------------
                              ----------------    ---------------
                             $       237,128             34,378                319,859
                              ================    ===============         ==============


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     (f) As of December 31, 2003, the Company has placed purchase orders which are pending delivery from suppliers for approximately $625,115.

     (g) The Company has certain supply contracts establishing commitments to purchase an established minimum amount per year. These contracts are for a term of five years

     (h)  Those arising from labor obligations mentioned in note 2(i).

(23) New accounting pronouncements

     Financial instruments with characteristics of liabilities, equity, or both

     In May 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, "Financial Instruments with Characteristics of Liabilities, Equity, or Both." Bulletin C-12, is effective for fiscal years beginning after December 31, 2003, although earlier application is permitted. Bulletin C-12 puts together regulations contained in other bulletins related to issuance of complex financial instruments, and adds regulations necessary for a comprehensive resolution of general problems. Therefore, Bulletin C-12 defines the basic differences between liabilities and equity; establishes rules for the classification and valuation of the liability and equity components of combined financial instruments, upon initial recognition; and establishes rules for disclosure of combined financial instruments. Under Bulletin C-12, financial instruments should be classified as liabilities or equity at the beginning of the year of adoption, and comparative financial information for prior years should not be restated, nor a cumulative-effect-type adjustment recognized in the year of adoption.

     The Company estimates that the adoption of the new Bulletin C-12 will not have a material effect on its financial position or results of operations.

(24) Differences between Mexican and United States accounting principles

     The consolidated financial statements of the Company are prepared according to accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain significant respects from those applicable in the United States (US GAAP).

     The consolidated financial statements under Mexican GAAP include the effects of inflation provided for by Bulletin B-10, whereas the financial statements prepared under US GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     The main differences between Mexican GAAP and US GAAP and their effect on consolidated net loss and stockholders' equity as of December 31, 2003, 2002 and 2001 is presented below, with an explanation of the adjustments.

                                                                                      Year ended December 31,
                                                                        -----------------------------------------------------
                                                                             2003               2002               2001
                                                                        -----------------------------------------------------

       Net income (loss) reported under Mexican GAAP ..............  $        897,415             (810,783)         (584,716)
                                                                        ---------------    ----------------    --------------

       Approximated US GAAP adjustments
       1. Deferred income taxes (see 24a)..........................           484,854             (241,717)         (132,296)
       2. Deferred employee statutory profit sharing (see 24a) ....           -                   -                   90,853
       3. Amortization of start up cost (see 24c)..................            35,386              35,771             35,810
       4. Start up costs of the year (see 24c).....................           -                   -                      (32)
       5. Allowance for post retirement benefits (see 24d).........               188               11,045           (10,334)
       6. Revenue recognition (see 24b)............................            28,912               61,026           (27,994)
       7. Deferred financing cost amortization (see 24f)...........            13,286               (2,204)           (4,418)
       8. Accrued vacations (see 24d)..............................           -                      1,221            (2,412)
       9. Capitalized interest (see 24e)...........................             (988)             -                   25,077
      10. Gain on the forgiveness of debt (see 24g)................         1,280,676             -                  -
                                                                        ---------------    ----------------    --------------
       Total approximate US GAAP adjustments.......................         1,842,314             (134,858)          (25,746)
                                                                        ---------------    ----------------    --------------
       Approximate net income (loss) under US GAAP.................  $      2,739,729             (945,641)         (610,462)
                                                                        ===============    ================    ==============

                                                                              Year ended December 31,
                                                                         -----------------------------------
                                                                              2003               2002
                                                                         -----------------------------------

       Total stockholders' equity reported under Mexican GAAP......  $      5,382,110            1,837,103
                                                                         ---------------    ----------------

       Approximate US GAAP adjustments
       1. Deferred income taxes (see 24a)..........................           (251,986)           (736,143)
       2. Start up costs (see 24c)................................c           (200,128)           (235,514)
       3. Revenue recognition (see 24b)............................             (73,369)          (102,281)
       4. Allowance for post retirement benefits (see 24d).........             (27,184)           (27,372)
       5. Deferred financing cost amortization (see 24f)...........             -                  (13,286)
       6. Accrued vacations (see 24d)..............................             -                   (2,050)
       7. Capitalized interest (see 24e)...........................            24,753               25,741
                                                                         ---------------    ----------------
       Total approximate US GAAP adjustments.......................            (527,914)        (1,090,905)
                                                                         ---------------    ----------------
       Total approximate stockholders' equity under US GAAP........  $      4,854,196              746,198
                                                                         ===============    ================


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)




     The term "SFAS" as used in this document refers to Statement of Financial Accounting Standards.

     (a) Deferred income taxes (IT) and employee's statutory profit sharing ("ESPS")

          Deferred IT are accounted for under the asset and liability method. All of the Company's pretax income (loss) and reported income tax (expense) benefit is derived from domestic operations.

          Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, which can be reasonably presumed to result in a future liability or benefit, with no indication that the liabilities or benefits will not materialize.

          For US GAAP purposes, the Company accounts for income taxes and employee statutory profit sharing under SFAS 109 "Accounting for Income Taxes," which uses the asset and liability method to account for deferred tax assets and liabilities. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of "temporary differences," by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss carryforwards. The amount of deferred income taxes charged or credited to the operations in each period, for US GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos. The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)

          The tax (expense) benefit attributable to the income (loss) before IT differed from the amount computed by applying the tax rate of 34% in 2003 and 35% in 2002 and 2001 to pretax loss, as a result of the items mentioned below:

                                                                       2003                2002              2001
                                                                       ----                ----              ----

        Computed "expected" income tax
          (expense) benefit                                      $     (931,508)            330,975           213,662
        Increase (decrease) resulting from:
              Effects of inflation, net                                  3,786              (26,011)           (9,584)
              Increase in beginning-of-the-year balance of
                 the valuation allowance for deferred tax
                 assets allocated to income tax expense                492,398             (188,906)         (132,649)
              Gain on the forgiveness of debt                          435,430              -                 -
              Adjustments to deferred tax assets and
                 liabilities for enacted changes in tax rates           (19,320)             15,603           (89,833)
              Non-deductible expenses                                    (1,600)            (41,264)           (5,584)
              Other                                                     20,814              (90,397)           23,988
                                                                   --------------     --------------    ---------------

               Deferred income tax (expense) benefit             $       -                  -                 -
                                                                   ==============     ==============    ===============


          The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2003 and 2002 for US GAAP are presented below:

                                                                   2003                2002

          Deferred tax assets:
          Net operating loss carryforwards............... $          499,499          1,089,941
          Allowance for doubtful accounts................            173,430            161,163
          Deferred revenues..............................             24,945             34,776
          Seniority premium and allowance for
             post retirement benefits....................              8,698              9,185
          Accrued vacations..............................              2,445                656
          Accrued liabilities............................             22,189             18,539
          Tax on assets..................................              8,596            -
                                                              ----------------     --------------

                  Total gross deferred tax assets........            739,802          1,314,260

          Less valuation allowance.......................            (355,633)         (856,654)
                                                              ----------------     --------------

                  Net deferred tax assets................            384,169            457,606
                                                              ----------------     --------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)




          Deferred tax liabilities:
          Property, systems and equipment .....................            223,814            270,461
          Telephone concession rights..........................            153,027            151,451
          Other assets.........................................           -                    28,371
          Inventories..........................................              7,328              7,323
                                                                    ----------------     --------------

                  Total deferred tax liabilities...............            384,169            457,606
                                                                    ----------------     --------------

          Net deferred tax liabilities under US GAAP                      -                   -
          Less net deferred tax assets recognized
               under Mexican GAAP..............................            251,986            736,143
                                                                    ----------------     --------------

          US GAAP adjustment to stockholders' equity........... $          (251,986)         (736,143)

                                                                    ================     ==============

          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Since the Company has not generated taxable income in its three years of operations, a deferred tax asset valuation allowance of $355,633 and $856,654 as of December 31, 2003 and 2002, respectively, was recorded for US GAAP. This represents a (decrease) and increase in the valuation allowance of $(501,021) and $195,322 for the years ended December 31, 2003 and December 31, 2002, respectively.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     (b)  Revenue recognition

          On December 3, 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to US GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

          a) there is persuasive evidence of an agreement; b) the delivery was made or the services rendered; c) the sales price to the purchaser is fixed or determinable; and d) collection is reasonable assured.

          SAB 101, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 101 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

          One of the examples provided by SAB 101 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

          Based on the provisions and interpretations of SAB 101, for purposes of the US GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company experience. The net effect of the deferral and amortization is presented in the above US GAAP reconciliation.

     (c)  Start-up costs

          In April 1998, the AICPA issued Statement of Position 98-5, "Report of Start-up Costs" (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred. SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998. Under Mexican GAAP, this type of costs were recognized when incurred as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of $35,386, $35,771 and $35,810 in 2003, 2002 and 2001, as shown in the
          US GAAP reconciliation, and has reduced stockholders' equity by $200,128 and $235,514 to write off the unamortized balance at each year end.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     (d)  Other employee benefits

          Vacation

          For years ended December 31, 2002 and before, under Mexican GAAP the vacation expense was recognized when taken rather than during the period the employees earn it. In order to comply with SFAS 43, for the years ended December 31, 2002 and 2001, the Company recorded an increase or decrease in net income of $1,221, and ($2,412), respectively. Starting on January 2003, Mexican GAAP requires the recognition of vacation expense when earn (see note 3a).

          Severance

          Under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, they should be considered as a pension plan. Under US GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the years ended December 31, 2003, 2002 and 2001 the Company recorded an increase or decrease in net income of $188, $11,045 and $(10,334), respectively, and recognized an accrual amounting to $27,184 and $27,372 as of December 31, 2003 and 2002, respectively.

     (e)  Capitalized interest

          Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position result recognized on the related debt. Under US GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

          The US GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP derived from borrowings denominated in foreign currency.

     (f)  Deferred financing cost amortization

          Under Mexican GAAP, the Company amortizes deferred financing cost under the straight-line method over the life of the related debt. For US GAAP, this cost is amortized on the interest method over the life of the related debt.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



     (g)  Gain on the forgiveness of debt

          As disclosed in note 14 to the financial statements, on March 20, 2003, the Company entered into a debt-restructuring agreement with Nortel Networks Limited and Nortel Networks de Mexico (Nortel). The Company paid Nortel $125.2 million dollars in cash, issued a new note for $24.2 million dollar and capitalized 178.5 million dollars in exchange for 250,836,980 Series "N" shares of common stock to settled all the debt outstanding with Nortel as of the date of the transaction.

          For US GAAP, and as required by SFAS 15 "Accounting for Debtors and Creditors for Troubled Debt Restructurings", the equity provided by the Company to Nortel was recorded at the fair market value resulting in a net gain on the forgiveness of the debt of approximately $3,139,138.

     (h)  Supplemental cash flow information under US GAAP

          Under Mexican GAAP, statements of changes in financial position identify the sources and uses of resources based on the differences between beginning and ending consolidated financial statement balances in constant pesos. Monetary position results and unrealized foreign exchange results are treated as cash items in the determination of resources provided by operations. Under US GAAP (SFAS 95), statements of cash flows present only cash items and exclude non-cash items. SFAS 95 does not provide guidance with respect to inflation-adjusted financial statements. The differences between Mexican GAAP and US GAAP in the amounts reported are mainly due to: (i) elimination of inflationary effects of monetary assets and liabilities from financing and investing activities against the corresponding monetary position result in operating activities, (ii) elimination of foreign exchange results from financing and investing activities against the corresponding unrealized foreign exchange result included in operating activities, and (iii) the recognition in operating, financing and investing activities of the US GAAP adjustments.


          The following table summarizes the cash flow items as required under SFAS 95 provided by operating, financing and investing activities, giving effect to the US GAAP adjustments, excluding the effects of inflation required by Bulletin B-10. The following information is presented in thousands of pesos on a historical peso basis and is not presented in pesos of constant purchasing power:


                                                                                      Years Ended December 31,
                                                                           -----------------------------------------------
                                                                                2003             2002           2001
                                                                           ---------------- ------------------------------
           Net cash (used in) provided by operating activities...........         (11,160)       668,419       (363,561)
           Net cash provided by (used in) financing activities...........       1,038,913       (210,035)       993,751
           Net cash used in investing activities.........................        (329,221)      (265,855)      (635,081)
                                                                           ---------------- ------------------------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)


          Net cash flows from operating activities reflect cash payments for interest and income taxes as follows:


                                              Years Ended December31,
                                   ---------------------------------------------
                                        2003           2002           2001
                                   -------------- --------------- --------------
           Interest paid.........       463,711         103,958         318,390
           Income taxes paid.....         8,597         -               -
                                   -------------- --------------- --------------

          During the years ended December 31, 2003, 2002 and 2001, the Company acquired property, systems and equipment through notes payable financing amounting to approximately $119,655, $243,523 and $785,953, respectively.

     (i)  Condensed financial information under US GAAP

          The following table presents consolidated condensed statements of operations for the years ended December 31, 2003, 2002 and 2001, prepared under US GAAP, and includes all differences described in this note as well as certain other reclassifications required for purposes of US GAAP:

                                                                                     Years Ended December 31,
                                                                           ----------------------------------------------
           Statements of operations                                             2003           2002           2001
                                                                           ----------------------------------------------
           Revenues......................................................     2,944,503       2,513,438       2,214,865
           Operating income (loss).......................................       170,933        (123,726)       (570,766)
           Comprehensive financing result................................      (407,322)       (761,904)        (64,593)
           Other income (expenses) income, net...........................     2,984,715         (60,011)         24,897
           Tax on assets.................................................        (8,597)        -               -
                                                                           ----------------------------------------------
           Consolidated net income (loss)................................     2,739,729        (945,641)       (610,462)
                                                                           ==============================================


          The following table presents consolidated condensed balance sheets at December 31, 2003 and 2002, prepared under US GAAP, including all differences and reclassifications as compared to Mexican GAAP described in this note 24:

                                                                                       At December 31,
                                                                            --------------------------------------
           Balance sheets                                                         2003                2002
                                                                            -----------------   ------------------
           Current assets..............................................           1,660,247              730,611
           Property, systems and equipment.............................           5,217,114            5,530,539
           Deferred charges............................................             824,696              864,124
                                                                            -----------------   ------------------
                  Total assets.........................................           7,702,057            7,125,274
                                                                            -----------------   ------------------
           Current liabilities                                                      719,149            1,008,741
           Long-term debt..............................................           2,023,987            5,027,865
           Other non-current liabilities...............................             104,725              342,470
                                                                            -----------------   ------------------
                  Total liabilities....................................           2,847,861            6,379,076
                                                                            -----------------   ------------------
                  Stockholders' equity.................................           4,854,196              746,198
                                                                            -----------------   ------------------
                  Total liabilities and stockholders' equity...........           7,702,057            7,125,274
                                                                            -----------------   ------------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)


     (j)  Fair value of financial instruments

          The carrying amount of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses and short-term debt, approximates fair value because of the short-term maturity of these financial assets and liabilities.

          The carrying value of the Company's long-term debt and the related fair value based on quoted market prices for the same or similar instruments or on current rates offered to the Company for debt of the same remaining maturities (or determined by discounting future cash flows using borrowing rates currently available to the Company) at December 31, 2003 is summarized as follows:

                                   Carrying amount      Estimated fair value
                                  --------------------------------------------
           Long-term debt.......        175,000                  59,978
                                  --------------------------------------------

     (k)  Segment information

          The Company believes that it operates in one business segment. Management does review the business as consisting of two revenues information streams (Mass market and Business Market), however it is not possible to attribute direct or indirect costs to the individual streams other than selling expenses. Additionally management believes that the two revenue streams are so similar that they can be expected to have essentially the same economic characteristics.

     (l)  Recently Issued Accounting Standards

          In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts, with any differences between the net amount added to the balance sheet and any previously recognized interest begin recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



          FASB Statements No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatory redeemable financial instruments. For certain mandatory redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain types of mandatory redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

                                   SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                               Axtel, S.A. de C.V.



                               /s/ Patricio Jimenez Barrera
                               ----------------------------------------
                               Patricio Jimenez Barrera
                               Chief Financial Officer

April 29, 2004

                                                                    EXHIBIT 12.1


                                  CERTIFICATION


I, Patricio Jimenez Barrera, certify that:

1. I have reviewed this annual report on Form 20-F of Axtel, S.A. de C.V. ("the registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:     April 29, 2004
                                             /s/ Patricio Jimenez Barrera
                                             -----------------------------
                                             Patricio Jimenez Barrera
                                             Chief Financial Officer

                                                                    EXHIBIT 12.2


                                  CERTIFICATION


I, Tomas Milmo Santos, certify that:

1. I have reviewed this annual report on Form 20-F of Axtel, S.A. de C.V. ("the registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:     April 29, 2004
                                            /s/ Tomas Milmo Santos
                                            -------------------------------
                                            Tomas Milmo Santos
                                            Chief Executive Officer