Form 20-F/A
period 2003-12-31
AXTEL SA DE CV
filed 2004-08-27
CIK 1282636

================================================================================

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A

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

  Title of each class                           Name of each exchange on which
                                                          registered
--------------------------------------------------------------------------------
None..........................................          Not applicable
--------------------------------------------------------------------------------

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                              ---------------------
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

                            11% senior notes due 2013
                              ---------------------
                                (Title of Class)

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

                Yes: ___                         No: [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

              Item 17: ___                     Item 18: [X]

================================================================================

                                TABLE OF CONTENTS

                               GENERAL INFORMATION

                                                                            Page
                                                                            ----

Item 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......3

Item 2.           OFFER STATISTICS AND EXPECTED TIMETABLE.....................3

Item 3.           KEY INFORMATION.............................................3

Item 4.           INFORMATION ON THE COMPANY.................................14

Item 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS...............39

Item 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.................54

Item 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........60

Item 8.           FINANCIAL INFORMATION......................................64

Item 9.           THE OFFER AND LISTING......................................65

Item 10.          ADDITIONAL INFORMATION.....................................65

Item 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                    RISK.....................................................69

Item 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.....69

Item 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES............69

Item 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                    AND USE OF PROCEEDS......................................70

Item 15.          CONTROLS AND PROCEDURES....................................70

Item 16A          AUDIT COMMITTEE FINANCIAL EXPERT...........................70

Item 16B          CODE OF ETHICS.............................................70

Item 16C          PRINCIPAL ACCOUNTANT FEES AND SERVICES.....................70

                                                                            Page
                                                                            ----

Item 16D          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
                    COMMITTEES...............................................71

Item 16E          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                    AFFILIATED PURCHASERS....................................71

Item 17.          FINANCIAL STATEMENTS.......................................71

Item 18.          FINANCIAL STATEMENTS.......................................71

Item 19.          EXHIBITS...................................................72

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


                                                               Year Ended December 31,
                                       --------------------------------------------------------------------------
                                            1999             2000            2001           2002         2003
                                       ------------   ---------------   -------------   ------------   ----------

                                    (Constant Ps. in millions as of December 31, 2003, except ratios and margins)
Statement of Income Data:
Revenues ..........................       105.7           1,052.7         2,242.9         2,452.4      2,919.5
Cost of sales and operating
   expenses........................      (448.8)         (1,935.2)       (2,808.7)       (2,685.2)    (2,807.1)
                                       ------------   ---------------   -------------   ------------   ----------
Income (loss) from operations .....      (343.2)           (882.4)         (565.8)         (232.8)       112.4
Interest expense, net .............       (62.2)           (243.0)         (401.8)         (422.0)      (198.9)
Foreign exchange gain (loss,
   net)............................        (9.4)            (18.9)           99.6          (618.2)      (319.4)
Monetary position..................        56.6             166.0           216.9           280.5         92.8
Other income (expense), net(l).....        --                13.2           (30.9)          (27.6)     1,714.5
Cash severance and special
   items...........................        --                --             (63.0)          (32.4)       (10.4)
                                       ------------   ---------------   -------------   ------------   ----------
Income (loss) before income
   taxes and employee profit ......      (358.3)           (965.2)         (745.0)       (1,052.5)     1,390.9
Income tax and employee profit
   sharing expense (benefit) ......        --               221.2           160.3           241.7       (493.5)
                                       ------------   ---------------   -------------   ------------   ----------
Net income (loss) .................      (358.3)           (744.0)         (584.7)         (810.8)       897.4
                                       ============   ===============   =============   ============   ==========




                                                               Year Ended December 31,
                                       --------------------------------------------------------------------------
                                            1999             2000            2001           2002         2003
                                       ------------   ---------------   -------------   ------------   ----------

                                    (Constant Ps. in millions as of December 31, 2003, except ratios and margins)
Operating Data:
Depreciation and amortization .....        33.2             335.4           644.7           810.5        860.6
Investment in fixed assets
   (end of period) ................     1,144.8           3,083.6         1,582.8           565.4        460.1
Net Cash Flow:
Operating activities ..............      (369.4)           (620.3)         (303.6)          (11.5)       159.7
Investing activities...............    (1,254.4)         (3,177.3)       (1,595.1)         (566.8)      (556.7)
Financing activities ..............     1,646.5           3,841.5         1,886.4           771.3      1,083.0
                                       ------------   ---------------   -------------   ------------   ----------
Total net cash flows ..............        22.8              43.8           (12.3)          193.0        686.0
Ratio of earnings to fixed
   charges under Mexican
   GAAP(2)..........................      N/A               N/A             N/A             N/A            5.7x
Ratio of earnings to fixed
   charges under U.S. GAAP(2)......       N/A               N/A             N/A             N/A           10.4x
Total access lines in service
   (in thousands) (end of
   period):
Business ..........................         3.2              72.5           121.0           116.4        132.4
Residential .......................        25.2             144.3           169.1           178.7        216.7
                                       ------------   ---------------   -------------   ------------   ----------
Total..............................        28.4             216.8           290.1           295.1        349.1



                                                 As of December 31, 2003
                                                 -----------------------
Balance Sheet Data:
Cash & cash equivalents .......................            1,013.0
Net working capital investment ................               73.5
Total assets ..................................            8,129.4
Total debt ....................................            2,169.4
Total liabilities .............................            2,747.3
Total shareholders' equity ....................            5,382.1

Data in Accordance with US GAAP(3)


                                                                Year Ended December 31,
                                          -----------------------------------------------------------------
                                              2000               2001              2002              2003
                                          -------------    ----------------   --------------   ------------
                                                  (Constant Ps. in millions as of December 31, 2003)

Statement of Operations Data:
Income (loss) from operations .....        (1,004.2)             (570.8)          (123.7)           170.9
Net income (loss)...................       (1,139.1)             (610.5)          (945.6)         2,739.7
Total assets........................        6,378.2             7,317.1          7,125.3          7,702.1
Total shareholders' equity..........        1,242.9             1,631.1            746.2          4,854.2


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

(3) Reconciled in accordance with Note 24 of our consolidated financial statements.

Exchange Rates

     As of March 31, 2004, the noon buying rate in the spot market for the purchase of US dollars (in nominal pesos per US dollar) was Ps. 11.1540(1). The following table sets forth, for the periods indicated, the period end, average, high and low noon buying rates, in each case for the purchase of US dollars, all expressed in nominal pesos per US dollar.


                                                                                Noon buying rate(1)
                                                          ------------------------------------------------------------
Prior Years                                                Period End        Average          High            Low
                                                          -------------     ----------      ----------    ------------
Year ended December 31, 1999........................      Ps.  9.48         Ps.  9.55       Ps.  10.60     Ps. 9.24
Year ended December 31, 2000........................           9.62              9.46            10.09         9.18
Year ended December 31, 2001........................           9.16              9.34             9.97         8.95
Year ended December 31, 2002........................          10.43              9.66            10.43         9.00
Year ended December 31, 2003........................          11.24             10.79            11.41        10.11


(1)  Source:  Federal Reserve Bank of New York

     The following table sets forth, for the periods indicated, the period end, average, high and low noon buying rates, in each case for the purchase of US dollars, all expressed in nominal pesos per US dollar.

----------------------------------------------------------------------
                                          Noon buying rate(1)
----------------------------------------------------------------------
   2003/2004                             High               Low
----------------------------------------------------- ----------------
September 2003....................       11.04              10.77
----------------------------------------------------- ----------------
October 2003......................       10.97              11.32
----------------------------------------------------- ----------------
November 2003.....................       11.40              10.98
----------------------------------------------------- ----------------
December 2003.....................       11.41              11.17
----------------------------------------------------- ----------------
January 2004......................       11.10              10.81
----------------------------------------------------- ----------------
February 2004.....................       11.25              10.97
----------------------------------------------------- ----------------

(1)  Source:  Federal Reserve Bank of New York

B.   Capitalization and Indebtedness

         Not applicable.

C. Reasons for the Offer and Use of Proceeds

         Not applicable.

D.   Risk Factors

     Since we have a limited operating history you will not be able to fully evaluate our historical performance.

     We were founded in 1994. In June 1996, we were awarded by the Mexican government a concession to install and operate a public telecommunications network for the offering of local and long distance telephony services in Mexico. We commenced commercial operations in June 1999 by beginning operations in the city of Monterrey and entered the city of Guadalajara by the end of that same year. We commenced operations in Mexico City at the beginning of 2000 and expanded our services to the cities of Puebla, Toluca and Leon a year later. Because of our limited historical commercial operations, it may be difficult to fully evaluate our past operating performance.

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

     Telmex exerts significant influence on all aspects of the telecommunications markets in Mexico, including interconnection agreements. We use Telmex's network to terminate the vast majority of our customers' calls. Our interconnection agreement with Telmex expired on December 31, 2003. Notwithstanding such expiration, the terms and conditions of the agreement (including the tariffs) are automatically extended until the parties mutually agree to extend the agreement. If a new interconnection agreement is entered into with Telmex, the terms and conditions (including rates) of such new agreement may not permit us to offer services that are both profitable and competitive. In addition, if the SCT (Secretaria de Comunicaciones y Transportes), the Mexican telecommunications regulatory authority, ceased to regulate Telmex's pricing, the resulting competitive climate could have a material adverse effect on our business and results of operations.

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

     The following chart summarizes each component of our revenue sources for the year ended December 31, 2003:


Revenue Source                            % Revenue                              Description
-----------------------------------    ---------------     --------------------------------------------------------
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
-----------------------------------  --------------------  ---------------------------------------------------------
               Total                         100%


     As of December 31, 2003 we offered the following products and services:


                              Products and Services

Voice                                                         Data
o    Business and Residential Line                            o    Local and Domestic Private Lines
o    Long Distance                                            o    High Speed Private Lines
o    Digital Trunks                                           o    Co-location
o    Voicemail                                                o    Virtual Private Network-- MPLS
o    Centrex Line
o    Customer Premise Equipment -                             Internet
o    Telephone Sets, Key Systems and PBX                      o    Dial Up Internet
o    Call Waiting, Call Forwarding, Caller ID,                o    Dedicated Internet
      Conference Call                                         o    Web Hosting
o    Directory Assistance                                     o    Internet on Demand
o    Operator Services                                        o    Internet FWA
o    Automatic Dialing                                        o    Co-location
o    Unique Number
o    Prepaid Services                                         Bundles
o    Collect Calls                                            o    Axtel in a Box
o    Virtual Line                                             o    Axtel NeXt
o    Toll Free Services


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


                       Market Share Within Coverage Market
                             As of December 31, 2003

                        Date               Residential                   Business                     Total
                                   ---------------------------   ------------------------  --------------------------
      City            Launched         Lines         Share         Lines         Share         Lines         Share
--------------    --------------   ------------  -------------   -----------  -----------  ------------  ------------
Monterrey         June 1999            71,024         12.1%        39,174         14.4%       110,198         12.9%
Guadalajara       December 1999        41,514         11.2         28,785         16.8         70,299         13.0
Mexico City       March 2000           77,898          8.3         45,954          8.3        123,852          8.3
Puebla            January 2001         13,427          4.8          8,594          9.4         22,021          6.0
Toluca            January 2001          5,747          4.5          3,054          9.4          8,801          5.5
Leon              January 2001          7,109          6.1          6,864         13.4         13,973          8.3
                                   ------------  -------------   -----------  -----------  ------------  ------------
Total 6 Cities                        216,719          9.0%       132,425         11.3%       349,144          9.7%
                                   ============  =============   ===========  ===========  ============  ============

================================================================================
Source:  Share percentages are Company estimates

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


                                            FWA Sites          PMP Sites (1)          Switches            Fiber (Kms)
                                          ------------       ----------------      --------------      ---------------
Mexico............................              85                   27                    3                  154
Monterrey.........................              50                   13                    2                  108
Guadalajara.......................              44                    9                    2                   89
Puebla............................              15                    3                    1                   63
Toluca............................               6                    2                    1                    7
Leon..............................               7                    3                    1                    9
                                          ------------       ----------------      --------------      ---------------
     Total........................             207                   57                   10                  431
                                          ============       ================      ==============      ===============


================================================================================
(1) PMP Sites are included in FWA Sites

     In order to deliver superior network reliability, we have acquired advanced network technology and initially contracted network construction on a turn-key basis from proven industry participants. Since March 2002 we have built our network through the use of our own personnel and through certain Mexican third-party contractors. Our wireless network uses Nortel Networks' customer access equipment (currently, Airspan's equipment), microwave radios and DMS switching equipment. Our internet platform uses Cisco's routing platform with Compaq servers and Microsoft software applications. Our fiber networks use Lucent Technology Allwave fiber and Nortel Networks DNX SDH equipment. The combination of these network components enables us to deliver network reliability, which we believe is superior to the incumbent's legacy network.

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

     o data, video, audio and video conference services, except for cable or other restricted television, continuous music or digital audio services; and

     o    credit or debit telephone cards.

     We have the required regulatory authority to provide such services to Mexico's entire population. Some of our concessions require us to offer services in certain geographic areas where we are not currently offering services. We have, in the past, obtained waivers to such requirements. These waivers have expired and we have applied for the renewal of such waivers. We have been advised in writing by COFETEL that we are not in a situation contemplated in the Federal Telecommunications Law which may result in revocation of any of our licenses. We expect to maintain all of our concessions for each such geographic area where we do not presently offer our services. However, in the event that we were to lose our con-cessions for these areas where we do not presently offer our services, our concessions for the geographic areas where we do presently offer our services will not be adversely affected.

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

     Pursuant to those local interconnection contracts, we have established "bill and keep" agreements. Under the "bill and keep" agreements, if the imbalance between calls originated by a local carrier (Maxcom, Alestra, Telmex, Unefon, Telnor, etc.) and terminated by us and calls originated by us and terminated by such local carrier during a given month does not ex-ceed a predetermined percentage, then no interconnection fees are payable by the net user of interconnection services. If the imbalances are in excess of the predetermined percentage, which is 30% to date, then the net user must pay all interconnection fees related to calls originated by it in that period. The bill and keep agreements contain exceptions regarding internet traffic and long duration calls so that these will not affect the calculation of the permitted imbalance percentage. The prices and tariffs charged under these local interconnection agreements are denominated in US dollars and then converted into Mexican pesos based on monthly rates published by Banco de Mexico.

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

     Shareholdings Disputes

     In connection with an increase in our capital, approved on February 28, 2003, Telinor was entitled to subscribe for a certain number of voting shares. The subscription agreement tendered to us by Telinor recited that Telinor had assigned to Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. (collectively, "Blackstone") a portion of its subscription rights and that the voting shares representing that portion were to be subscribed for by Telinor, as a commercial agent for Blackstone, and issued in Telinor's name, for the account of Blackstone. As a result of the subscription, Series A voting shares were issued in Telinor's name. Subsequently, the portion of the voting shares issued in Telinor's name which Telinor had advised us it was subscribing for the account of Blackstone were exchanged for Series C voting shares. The record ownership of these Series C voting shares was placed in Blackstone's name. We and Telinor believe these actions were proper because Blackstone, as a non-Mexican investor, cannot hold our Series A voting shares. LAIF X sprl , a holder of Series C voting shares, asserts that it would own a majority of the Series C voting shares absent Blackstone's ownership of Series C voting shares, and disputes the validity of what it characterizes as the issuance of Series C voting shares to Blackstone, based on what LAIF X sprl asserts was an impermissible conversion of Series A voting shares into Series C voting shares. LAIF X sprl also asserts that Blackstone's holding of Series C voting shares is invalid and that our current board of directors was not properly constituted because the directors representing the Series C shareholders, elected with Blackstone's vote, were not properly elected. The subscription agreement submitted to us by LAIF X sprl states that Worldtel Mexico Telecom Limited ("WorldTel") assigned its subscription rights to participate in the capital call to its direct shareholders, among which LAIF IV Ltd. was an assignee. It also states that LAIF IV Ltd. thereafter re-assigned its rights to subscribe its pro-rata share of Axtel shares to LAIF X sprl, which in turn subscribed and paid for some of our shares arising out of the capital call.

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

The following table sets forth our significant subsidiaries as of the date of this annual report:

                                                     Jurisdiction of  Percentage
Name of Company                                       Incorporation     Owned
---------------                                      ---------------  ----------

 Impulsora e Inmobiliaria Regional, S.A.  de C.V.         Mexico        99.998%
 Instalaciones y Contrataciones, S.A.  de C.V.            Mexico        99.998%
 Servicios Axtel, S.A de C.V.                             Mexico        99.998%


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

Item 5.  .OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Key performance indicators

     Management evaluates the performance of the Company by tracking the following indicators:

                                 2001                            2002                            2003
                  --------------------------------  -----------------------  ---------------------------------------
                      Q1      Q2     Q3      Q4      Q1      Q2      Q3       Q4      Q1      Q2      Q3      Q4
                  --------   -----  ------  ------  -----  -----   --------  ------  ------  ------  ------   ------
Revenues(1) ...      469.3   528.6   641.0  604.0   563.0  613.5     626.4    649.5   664.7   710.2   746.8   797.8

Cost of Revenues
and Operating

Expenses(1)        (605.6)  (637.5) (732.5) (833.1) (666.4) (680.7) (703.7)  (634.4) (667.7) (696.4) (704.3) (738.7)

Access Lines(2)      265.3   287.8   280.1   290.1   290.7   285.7   289.0    295.1   300.2   311.1   332.7   349.1

ARPU(3) .......      538.3   590.5   676.1   622.1   573.1   632.8   645.5    656.8   655.0   680.6   671.1   652.5


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

     The following summarizes our revenues and percentage of revenues from operations from these sources:


                                       Revenues (Constant Ps.
                                          in millions as of                           % of Revenues
                                         December 31, 2003)                            Year ended
                                       Year ended December 31,                        December 31,
                              -----------------------------------------  ---------------------------------------
       Revenue Source             2001           2002          2003         2001          2002          2003
-------------------------     ------------   ------------   -----------  -----------  -----------   ------------
Local calling services..      Ps. 1,657.4    Ps. 1,832.3    Ps.2,180.8       73.9%        74.7%          74.7%
Long distance services..            299.8          289.8         296.1       13.4%        11.8%          10.1%
Other services..........            285.7          330.3         442.7       12.7%        13.5%          15.2%
                              ------------   ------------   -----------  -----------  -----------   ------------
Total...................      Ps. 2,242.9    Ps. 2,452.4    Ps.2,919.5      100.0%       100.0%         100.0%
                              ============   ============   ===========  ===========  ===========   ============


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

ARPU (Average Revenue Per User)

     Average revenue per user is used as an industry-standard measurement of a telecommunication company's ability to maximize the amount of revenue we derive from each customer in light of the amount of capital expenditures made to attract such customer. This measurement allows us to gauge our re-turn on investment as compared with both our domestic competitors in Mexico as well as other telecommunication services providers abroad.

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

     Bell Canada International Limited, or BCI, one of our founding shareholders, was also a party to a certain Technical Services Agreement and a Secondment Agreement with us. BCI has embarked upon a Canadian court ordered plan of dissolution. In connection with our on-going capital needs and BCI's plans to dissolve, we agreed to pay BCI US$13.2 million to terminate all the rights and obligations of both parties under the two agreements, including our obligation to pay fees in the future based on our financial performance, and in full settlement of any and all claims that BCI may have against us arising out of or related to the Sec-ondment Agreement and the Technical Services Agreement that we previously entered into. Such US$13.2 million amount was evidenced by a cash payment of US$2.8 million on May 30, 2003 and three non-negotiable promissory notes: (a) US$1.1 million paid on June 30, 2003; (b) US$1.1 million paid on September 20, 2003; and (c) US$1.2 million payable on December 31, 2003. In addition, we issued in favor of BCI another promissory note with a future value of US$9.4 million payable in June 2006. Due to these transactions with BCI, we recorded an extraordinary expense of US$10.7 million. In December 2003, all these amounts owed to BCI were repaid in full with the net proceeds received in connection with the issuance of the outstanding notes.

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

     The following table provides information about the details of our option contracts as of December 31, 2003 (in thousands except average strike price):


                                      Coverage in      Average      Fair Value
Foreign Currency                     Mexican Pesos  Strike Price   in US Dollars       Maturity Date
--------------------------------     -------------  ------------   -------------      ---------------
At December 31, 2003:
Purchased   puts  (Axtel  may
   sell peso/buy USD)
     Mexican peso...............        56,500             11.30          91.1         March 17, 2004
                                     -------------                 -------------
                                        56,500                      $     91.1
                                     =============                 =============

Written  calls  (Counterparty
   may buy peso/sell USD)
     Mexican peso...............        55,400             11.08         (41.2)        March 17, 2004
                                     -------------                 -------------
                                        55,400                      $    (41.2)
                                     =============                 =============


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

     Summary of contractual obligations

     The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.


                                                               Less than                                  More than 5
                                                  Total         1 year       1-3 years      3-5 years        years
                                                ---------    ------------   -----------    -----------   -------------
                                                                 pro forma, payments due by period
                                                                         (US$ in millions)
Contractual obligations:
Debt maturing within one year..........            12.9           12.9           --            --             --
Long-term debt.........................           180.1           --              5.1          --            175.0
Operating leases.......................             6.3            4.1            2.2          --             --
Nortel/Airspan.........................            70.1           14.7           35.4          20.0           --
                                                ---------    ------------   -----------    -----------   -------------
Total contractual cash obligation......           269.4           31.7           42.7          20.0          175.0
                                                =========    ============   ===========    ===========   =============


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

     Statement of changes in financial position. In accordance with Mexican GAAP, we present statements of changes in financial position in constant pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statements balances in constant pesos.

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

Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

     Our Board of Directors is comprised of ten members. Subject to certain provisions of the corporate bylaws, the Series A shareholders have the right to appoint up to six directors, the Series C shareholders have the right to appoint up to four directors and the holders of the majority of Series N shares have the right to appoint one independent Series N director. The directors of each series of shares may be elected at our ordinary general meeting of shareholders or at special meetings of holders of each series of shares. All board members hold their positions indefinitely, unless they resign or are removed by the shareholders. Under the Mexican Companies Law, we are required to have one statutory auditor, who is elected by our shareholders at the ordinary general shareholders meeting. Our statutory auditor is Gerardo Gonzalez Rodriguez and his alternate is Ricardo Gonzalez Villarreal. As statutory auditor, his primary role is to report to our shareholders at the annual ordinary shareholders meeting regarding the accuracy and sufficiency of, and reasonable basis for, the financial information presented to the shareholders by the Board of Directors.

     The following table presents information concerning our current directors and executive officers:


Name                                          Age                          Position
----                                          ---                          --------

Tomas Milmo Santos......................      39     Chairman, Series A Director and Chief Executive Officer
Patricio Jimenez Barrera................      38     Chief Financial Officer
Andres Velazquez Romero.................      38     Mass Market Executive Director
Samuel Lee Belmonte.....................      38     Business Market Executive Director
Ivan Alonso Hernandez...................      39     Chief Technology Officer
Rafael Garza Blanc......................      55     Human Resources Vice President
Tomas Milmo Zambrano....................      68     Series A Director
Alberto Santos de Hoyos.................      62     Series A Director
Lorenzo Zambrano Trevino................      59     Series A Director
Alberto Garza Santos....................      39     Series A Director
Hector Medina Aguiar....................      52     Series A Director
Everett J.  Santos(1)...................      63     Series C Director
Bertrand Guillot(1).....................      40     Series C Director
Iain Aitken(1)..........................      48     Series C Director
Lawrence H.  Guffey(1)..................      35     Series C Director
Gabriel Montana(1)......................      33     Series C Alternate Director(2)
Patricio D'Apice(1).....................      33     Series C Alternate Director(2)
Benjamin Jenkins(1).....................      32     Series C Alternate Director(2)


================================================================================
(1)  See Item 4.B. "Business Overview--Legal Proceedings--Shareholdings
     Disputes."
(2) The role of the alternative director is to perform the role of the primary director if the primary director is not in attendance.

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

     Information on the ownership of our Share Ownership is given under "Item 7. Major Shareholders and Related Party Transactions."

Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     Mexican law limits foreign ownership of those companies, like ours, owning certain telecommunications concessions to 49% of the voting stock of such companies. The following table sets forth each owner of 5% or more of our voting stock:




                                               Number of            Number of
                                                Series A             Series C             Total
                                                 Shares               Shares           Percent of           Percent
                                              Beneficially         Beneficially        Outstanding         of Voting
              Shareholders                       Owned                Owned             Shares(1)           Shares
--------------------------------------      ---------------       --------------     ---------------     -------------
                                                    (millions of shares)                            (%)

Telinor  Telefonia,  S. de  R.L.  de
   C.V.(2)(3).......................             1,253.2                 --                53.0               58.5
LAIF X sprl (affiliate of AIG-GE
   Capital Latin American
   Infrastructure Fund L.P.)(4)(6)..                --                  336.0              14.3               15.7
The Blackstone Group(5)(6)..........                --                  298.0              11.7               13.9
Tapazeca Sprl (affiliate of The
   Soros Group)(7)..................                --                  122.0               5.0                5.7
All directors and executive officers



   as a group (five persons)(8)......            1,253.2                298.0              64.7               72.4


================================================================================
(1) Nortel Networks Limited owns 250.8 million "N" shares, representing 9.9% of our outstanding shares. The holder of the majority of the Series "N" shares (which is currently Nortel Networks Limited) has the right to elect one independent Series "N" and up to one alternate director.

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

     On March 20, 2003, we entered into a Restructuring Agreement with Nortel Networks Limited and Nortel Networks de Mexico, S.A. de C.V. for the restructuring of the current outstanding liabilities and indebtedness arising from the Amended and Restated Finance Agreement and the Supply and Services Contracts. Such Restructuring Agreement provided for (i) our payment to Nortel Network of US$125.2 million; (ii) our subscription of a promissory note and a facility agreement in the principal amount of US$24.2 million; (iii) the termi-nation and settlement of the Supply and Services Contracts and the granting of mutual releases of all obligations and liabilities under or arising out of such Supply and Services Contracts; and (iv) the restructuring of the Amended and Restated Finance Agreement and the granting of mutual releases of all obligations and liabilities under or arising out of such Finance Agreement.

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

     o In August 2002, we and Neoris de Mexico, S.A. de C.V. (a consulting firm indirectly controlled by certain shareholders of Telinor) entered into a professional services agreement for the provision of technical assistance to us with respect to a customer care platform. During the year ended December 31, 2003, we paid Neoris approximately US$0.1 million in fees for services.

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

Item 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

         See "Item 18.  Financial Statements."

B.   Significant Changes

         Not applicable

Item 9. THE OFFER AND LISTING

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

                              Shareholder Meetings

     Meetings of the shareholders shall be either ordinary, extraordinary or special. Extraordinary meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporations Law and our bylaws. Such matters include, among others: dissolution; liquidation; amendments to our bylaws; increases or reductions of the fixed and/or variable portion of our capital; change of our corporate purpose; transforming our corporate nature or status; the issuance of preferred, limited or non-voting stock; amortization of our shares or the issuance of participating securities; the issuance of bonds or debentures or other debt securities; the listing of any of our shares on a stock or securities exchange. Ordinary meetings are those called to resolved any other matters not specifically reserved to an extraordinary meeting or special meeting. An ordinary meeting must be held at least once each year within the first four months following the end of the preceding fiscal year to (i) consider the approval of the financial statements of Axtel for the preceding fiscal year,
(ii) to appoint, remove, ratify or elect directors and statutory auditors and to determine their compensa-tion and (iii) to determine the allocation of profits and losses of the preceding year. Special meetings are those called to resolve any matters relating to any specific series of voting shares voting as a class.

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

                             Year ended December 31
                                    2003 2002
                         (in millions of nominal pesos)

Audit Fees(1)           Ps.     2.6        Ps.      0.6
Tax Fees(2)                      -                  0.2
Total Fees                      2.6                 0.8

------------------

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

         See pages F-1 through F-[   ].

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

     12.1 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Auditors..............................................F-1
Consolidated Balance Sheet as of December 31, 2003 and 2002 ................F-2
Consolidated Statement of Operations for the fiscal years ended
  December 31, 2003, 2002 and 2001..........................................F-3
Consolidated Statement of Changes in Financial Position for the
  fiscal years ended December 31, 2003, 2002, 2001 and 2000 ................F-4
Consolidated Statement of Changes in Stockholders' Equity for the
  fiscal years ended December 31, 2003, 2002, 2001 and 2000 ................F-5
Notes to the Audited Consolidated Financial Statements .....................F-6

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


                                                 KPMG Cardenas Dosal, S.C.



                                                 Rafael Gomez Eng

Monterrey, N,L., Mexico
February 20, 2004

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                           Consolidated Balance Sheets
      (Thousand pesos of constant purchasing power as of December 31, 2003)

                                                                                                   December 31
                                                                                       -----------------------------------
                   Assets                                                                    2003               2002
                                                                                       -----------------------------------

           Current assets:
           Cash and cash equivalents (including $4,497 and $7,491 of restricted
              cash as of December 31, 2003 and 2002)                                  $      1,012,974           326,989
           Accounts receivable (note 5)                                                        421,843           348,641
           Refundable taxes and other accounts receivable                                       19,992            14,440
           Prepaid expenses (note 8)                                                           183,886            19,004
           Inventories (note 9)                                                                 21,552            21,537
                                                                                       -----------------  ----------------

                   Total current assets                                                      1,660,247           730,611

        Property, systems and equipment, net (notes 10 and 14)                               5,192,361         5,504,798
        Telephone concession rights, net of accumulated amortization of $196,866
           and $148,481 in 2003 and 2002, respectively                                         715,446           763,831
        Pre-operating expenses, net (note 11)                                                  200,128           235,514
        Deferred income taxes (note 16)                                                        251,986           736,143
        Other assets, net (note 12)                                                            109,250           113,579
                                                                                       -----------------  ----------------

                   Total assets                                                       $      8,129,418         8,084,476
                                                                                       =================  ================

                   Liabilities and Stockholders' Equity

        Current liabilities:
           Accounts payable and accrued liabilities                                   $        310,192           364,253
           Accrued interest                                                                     66,982           277,313
           Notes payable (note 13)                                                              24,000            51,805
           Current maturities of long-term debt (note 14)                                       54,408           179,347
           Taxes payable                                                                        69,250            76,162
           Bell Canada International, Inc. (note 7)                                           -                   26,810
           Other accounts payable (note 17)                                                    194,317            31,001
                                                                                       -----------------  ----------------

                   Total current liabilities                                                   719,149         1,006,691

        Long-term debt, excluding current maturities (note 14)                               2,023,987         5,027,865
        Other long-term accounts payable (note 17)                                               2,172           211,485
        Seniority premiums (note 15)                                                             2,000             1,332
                                                                                       -----------------  ----------------

                   Total liabilities                                                         2,747,308         6,247,373
                                                                                       -----------------  ----------------

        Stockholders' equity (note 18):
            Common stock                                                                     6,738,148         4,074,389
            Additional paid-in capital                                                         133,323           148,138
            Deficit                                                                         (1,601,722)       (2,497,785)
            Cumulative deferred income tax effect                                              112,361           112,361
                                                                                       -----------------  ----------------

                    Total stockholders' equity                                               5,382,110         1,837,103

        Commitments and contingencies (note 22)


                                                                                       -----------------  ----------------

                   Total liabilities and stockholders' equity                         $      8,129,418         8,084,476
                                                                                       =================  ================

The accompanying notes are an integral part of the consolidated financial statements.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                      Consolidated Statements of Operations
      (Thousand pesos of constant purchasing power as of December 31, 2003)


                                                                                           Years ended December 31,
                                                                             -----------------------------------------------------
                                                                                   2003              2002               2001
                                                                             -----------------------------------------------------
      Rental, installation, service and other revenues                      $    2,919,515          2,452,412         2,242,859
          (note 19)
                                                                             ----------------  -----------------  ----------------

      Operating costs and expenses:
         Cost of sales and services                                               (808,427)          (612,211)         (521,315)
         Selling and administrative expenses (note 7)                           (1,138,106)        (1,262,446)       (1,642,629)
         Depreciation and amortization                                            (860,574)          (810,544)         (644,719)
                                                                             ----------------  -----------------  ----------------

                                                                                (2,807,107)        (2,685,201)       (2,808,663)
                                                                             ----------------  -----------------  ----------------

                 Operating income (loss)                                           112,408           (232,789)         (565,804)
                                                                             ----------------  -----------------  ----------------

      Comprehensive financing result:
         Interest expense                                                         (218,305)          (432,165)         (411,782)
         Interest income                                                            19,358             10,176             9,953
         Foreign exchange (loss) gain, net                                        (319,443)          (618,226)           99,643
         Monetary position gain                                                     92,809            280,515           216,934
                                                                             ----------------  -----------------  ----------------

                  Comprehensive financing result, net                             (425,581)          (759,700)          (85,252)
                                                                             ----------------  -----------------  ----------------

      Other income (expenses), net (notes 14 and 21)                             1,714,456            (27,590)          (30,908)
                                                                             ----------------  -----------------  ----------------

      Special item (note 20)                                                       (10,417)           (32,421)          (63,027)
                                                                             ----------------  -----------------  ----------------

                  Income (loss) before income taxes, tax on
                   asset and employee statutory profit sharing                   1,390,866         (1,052,500)         (744,991)
                                                                             ----------------  -----------------  ----------------

      Deferred income tax (note 16)                                               (493,451)           241,717           132,296
      Deferred employees statutory profit sharing (note 16)                        -                  -                  27,979
                                                                             ----------------  -----------------  ----------------

                Total income tax (expense) benefit, tax on asset and
                     employee's statutory profit sharing                          (493,451)           241,717           160,275
                                                                             ----------------  -----------------  ----------------

                Net income (loss)                                           $      897,415           (810,783)         (584,716)
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

                                                                                           Years ended December 31,
                                                                            -------------------------------------------------------
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




                                                                                Additional
                                                               Common         paid-in capital
                                                                stock                                 Deficit
                                                           ---------------   -----------------   -----------------

      Balances as of December 31, 2000                  $      3,003,409             181,836          (1,102,286)

      Common stock contribution (note 18a)                     1,019,039             (31,655)           -

      Comprehensive loss                                         -                  -                   (584,716)
                                                           ---------------   -----------------   -----------------

      Balances as of December 31, 2001                         4,022,448             150,181          (1,687,002)

      Common stock contribution (note 18a)                        51,941              (2,043)           -

      Comprehensive loss                                         -                  -                   (810,783)
                                                           ---------------   -----------------   -----------------

      Balances as of December 31, 2002                         4,074,389             148,138          (2,497,785)

      Common stock contribution (note 18a)                     2,663,759             (14,815)           -

      Cumulative effect of vacation accrual (note 3a)            -                  -                     (1,352)

      Comprehensive income                                       -                  -                   897,415
                                                           ---------------   -----------------   -----------------

      Balances as of December 31, 2003                  $      6,738,148             133,323          (1,601,722)
                                                           ===============   =================   =================






                                                         Cumulative deferred           Total
                                                          income tax effect        stockholders'
                                                                                      equity
                                                         --------------------    -----------------

      Balances as of December 31, 2000                  $           112,361            2,195,320

      Common stock contribution (note 18a)                       -                       987,384

      Comprehensive loss                                         -                      (584,716)
                                                         --------------------    -----------------

      Balances as of December 31, 2001                              112,361            2,597,988

      Common stock contribution (note 18a)                       -                        49,898

      Comprehensive loss                                         -                      (810,783)
                                                         --------------------    -----------------

      Balances as of December 31, 2002                              112,361            1,837,103

      Common stock contribution (note 18a)                       -                     2,648,944

      Cumulative effect of vacation accrual (note 3a)            -                        (1,352)

      Comprehensive income                                       -                       897,415
                                                         --------------------    -----------------

      Balances as of December 31, 2003                              112,361            5,382,110
                                                         ====================    =================


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

(4)  Foreign currency exposure

     Monetary assets and liabilities denominated in dollars as of December 31, 2003 and 2002 are as follows:

                                                   (Thousands of dollars)
                                            ------------------------------------

                                                   2003               2002

Current assets                                   85,048               2,931
Current liabilities                             (36,146)            (60,892)
Long-term liabilities                          (180,266)           (488,530)
                                            ---------------    -----------------
  Foreign currency liability position, net    (131,364)           (546,491)
                                            ================   =================

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
                                       ===============    ===============

Following is a summary for the years ended December 31, 2003, 2002 and 2001, of transactions carried out with foreign entities, excluding imports and exports of machinery and equipment:

                                                                (Thousands of dollars)
                                                   ------------------------------------------------
                                                       2003              2002             2001

Interest expense                                         14,926            38,475           36,829
Commissions                                              11,174             1,978            2,594
Administrative and technical advisory services              243             3,325            2,500
                                                   -------------     -------------   --------------
                                                         26,343            43,778           41,923
                                                   =============     =============   ==============

(5)  Accounts receivable

     Accounts receivable consist of the following:

                                                  2003               2002
                                                  ----               -----
Trade                                   $         488,562           590,226
Less allowance for doubtful accounts               66,719           241,585
                                          ---------------    ---------------
          Accounts receivable, net      $         421,843           348,641
                                          ===============    ===============

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



The activity in the allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 was as follows:

                                                                       2003              2002             2001
                                                                       ----              ----             ----
Balances at beginning of year                                   $       232,316            73,461            34,757
Bad debt expense                                                         57,658           158,855           251,673
Write-offs                                                              (223,255)         -                (212,969)
                                                                   -------------     -------------   ---------------
Balances at end of year not adjusted for inflation                       66,719           232,316            73,461

Effects of inflation                                                    -                   9,269             7,285
                                                                   -------------     -------------   ---------------

Balances at year end at constant pesos                          $        66,719           241,585            80,746
                                                                   =============     =============   ===============

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

(9)  Inventories

     Inventories consist of the following:

                                                       2003            2002
                                                       ----            ----
Telephones and caller identification devices     $       4,095          3,620
Installation material                                    4,161          4,836
Tools                                                    1,312          1,670
Network spare parts                                      7,823          6,415
Other                                                    4,161          4,996
                                                  ---------------  -----------
             Total inventories                   $      21,552         21,537
                                                  ===============  ===========

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

(11) Pre-operating expenses, net

     The capitalized pre-operating expenses incurred up to June 1999 and expenses incurred during 2000 in opening operations in new cities are as follows:

                                                     2003              2002
                                                     ----              ----
 Salaries                                   $         176,004         176,004
 Legal and financial advisory                         100,519         100,519
 Operating expenses                                    54,695          54,695
 Depreciation                                           8,735           8,735
 Comprehensive financing result                       (22,044)        (22,044)
 Service and other revenues                           (12,460)        (12,460)
 Other                                                 34,739          34,739
                                              -----------------  ---------------
                                                      340,188         340,188
         Less accumulated amortization                140,060         104,674
                                              -----------------  ---------------
                                                      200,128         235,514
           Pre-operating expenses, net      $
                                              =================  ===============

(12) Other assets

     Other assets consist of the following:

                                                   2003              2002
                                                   ----              ----
  Deferred financing costs                  $       -                  134,250
  Notes issuance costs                                59,849          -
  Guarantee deposits                                  14,132            12,898
  Other                                               35,269             4,016
                                             ----------------  ----------------
                                                     109,250           151,164
   Less accumulated amortization                    -                   37,585
                                             ----------------  ----------------

           Other assets, net                $        109,250           113,579
                                             ================  ================

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

(13) Notes payable

     The notes payable as of December 31, 2003 and 2002 and their main characteristics are as follows:

                                                                   2003               2002
     Revolving line of credit with SR Telecom Canada Inc.
     denominated in U.S. dollars.  The  payments are
     made 50% net 30 days and 50% net 360 days.  The
     interest  rate is LIBOR  plus 6.25  percent  points
     applicable  only to the
     360-day portion                                            $      4,172           12,989

     Revolving line of credit with Banco Mercantil del
     Norte S.A.  (Banorte) used for letters of credit,
     denominated in U.S. dollars up to 360 days                        14,098           36,461

     Other short-term  financing with several
     institutions and/or suppliers with
     interest rates fluctuating between 10% and 11%                     5,730            2,355
                                                                -------------    ---------------
               Total short-term notes payable                  $       24,000           51,805
                                                                =============    ===============

(14) Long-term debt

     Long-term debt as of December 31, 2003 and 2002 and its main characteristics is as follows:

                                                         2003            2002
                                                         ----            ----
     U.S. $175,000,000 in aggregate principal
     amount of 11% Senior Notes due 2013.
     Interest will be payable semi-annually in
     arrears on June 15, and December 15 of
     each year commencing June 15, 2004.        $        1,966,300        -

     Nortel Networks Ltd. denominated
     in U.S. dollars,  payable in ten
     semiannual installments beginning in
     2003 and through  2007.  The interest
     rate was LIBOR plus 5 percentage points
     (6.96%  in  2002).  Interest  is  payable
     semiannually                                         -            5,101,956

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

     The components of the net periodic cost for the years ended December 31, 2003, 2002 and 2001 are the following:

                                                                         2003         2002          2001
                                                                         ----         ----          ----
     Net periodic cost
       Labor cost                                                  $      576           175           720
       Financial cost                                                      62            41            38
       Amortization of transition obligation                                1             1           (13)
       Variances in assumptions and experience adjustments                 16            -             12
       Inflationary effect                                                 26            14            33
                                                                     ----------    ---------    ----------
                      Net periodic cost                            $      681           231           790
                                                                     ==========    =========    ==========

     The actuarial present value of plan benefit obligations is as follows:


                                                                                   2003           2002
                                                                                   ----           ----
    Present benefit obligation                                                $       2,064         1,271
                                                                                -----------    -----------
    Present value of benefits attributable to future salary increases                  127             70
                                                                                -----------    -----------
    Projected benefit obligation (PBO)                                                2,191         1,341
    Items pending amortization:
       Variances in assumptions and experience adjustments                             (407)         -
       Transition liability                                                              (8)          (9)
       Minimum additional liability                                                     224           -
                                                                                -----------    -----------
          Net projected liability recognized on the balance sheets            $       2,000         1,332
                                                                                ===========    ===========


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)


     The most significant assumptions used in the determination of the net periodic cost of plan are the following:


                                                               2003           2002
                                                               ----           ----

Discount rate                                                    4.00%          4.00%
                                                          ------------    -----------
Rate of increase in future salary levels                         1.00%          1.00%
                                                          ------------    -----------
Estimated inflation for the period                               4.00%          5.70%
                                                          ------------    -----------
Amortization period of the transition liability             11 years        11 years
                                                          ------------    -----------


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
                                                                       ==============     ==============    ===============

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2003 and 2002 are presented below:


                                                                      2003              2002
                                                                      ----              ----

 Deferred tax assets:
          Net operating loss carryforwards                   $        499,499          1,089,941
          Allowance for doubtful accounts and write-off               173,430            161,163
          Accrued liabilities                                          22,189             18,539
          Tax on assets                                                 8,596            -
          Accrued vacations                                             2,455            -
                                                                 --------------    --------------
                Total gross deferred tax assets                       706,169          1,269,643

        Less valuation allowance                                       11,053              2,430
                                                                 --------------    --------------
               Net deferred tax assets                                695,116          1,267,213
                                                                 --------------    --------------

 Deferred tax liabilities:
          Property, systems and equipment                             215,893            262,970
          Telephone concession rights                                 153,027            151,451
          Pre-operating expenses                                       65,032             76,396
          Other assets                                                  1,850             32,930
          Inventories                                                   7,328              7,323
                                                                 --------------    --------------
                Total deferred tax liabilities                        443,130            531,070
                                                                 --------------    --------------
                Deferred tax assets, net                     $        251,986            736,143
                                                                 ==============    ==============

                                      F-23

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
                                    ===================

     Effective January 1, 2002, the Company transferred all of its personnel to a subsidiary Company, which eliminated any deferred ESPS liability.

(17) Other long-term accounts payable

     As of December 31, 2003 and 2002 the long-term accounts payable consist of the following:

                                               2003                  2002
                                               ----                  ----
Guarantee deposits (note 22a)           $           -                  139,411
Interest payable (note 22a)                         -                   16,636
Long-term trade payables                          2,172                 55,438
                                         ----------------      ----------------
                                        $         2,172                211,485
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

(18) Stockholders' equity

     The main characteristics of stockholders' equity are described below:

     (a)  Common stock structure

          The main characteristics and issuances of common stock for 2003, 2002 and 2001 are described below:


                      Date                                                                             Additional

                                                 Amount
                                               (thousand          Amount (nominal       Amount      paid-in capital
                                                dollars)               pesos)      (constant pesos) (constant pesos)

          April 30, 2001                          25,000        $      238,450           271,570        (1,805)
          August 31, 2001                         45,000               429,210           484,211       (19,882)
          October 31, 2001                        10,000                95,380           105,999        (3,017)
          December 31, 2001                       15,000               143,070           157,259        (6,951)
                                            ----------------   ------------------- ---------------- ----------------

          Total 2001                              95,000        $      906,110         1,019,039       (31,655)
                                            ----------------   ------------------- ---------------- ----------------

          February 28, 2002                        5,000        $       47,690            51,941        (2,043)
                                            ----------------   ------------------- ---------------- ----------------

          Total 2002                               5,000        $       47,690            51,941        (2,043)
                                            ----------------   ------------------- ---------------- ----------------

          February 28, 2003                       35,336        $      389,854           400,693        (7,925)
          October 7, 2003                        203,164             2,202,544         2,263,066        (6,890)
                                            ----------------   ------------------- ---------------- ----------------

          Total 2003                             238,500        $    2,592,398         2,663,759       (14,815)
                                            ================   =================== ================ ================


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

          No dividends may be paid while the Company has a deficit.

(19) Rental, installation, service and other revenues

     Revenues consist of the following:


                                            2003             2002             2001
                                            ----             ----             ----

      Measured service          $           603,445         633,984          531,757
      Rents                                 745,905         594,730          614,625
      Cellular                              758,983         552,554          359,276
      Long-distance                         296,061         289,767          299,770
      Interconnection                       223,384         136,228           88,268
      Internet                               67,724          69,430           62,936
      Activation                             72,423          51,067          151,765
      Value added services                   48,286          44,311           29,888
      Equipment sales                         8,679          10,210           31,396
      Other                                  94,625          70,131           73,178
                                    ---------------  ---------------  ---------------

                                $         2,919,515       2,452,412        2,242,859
                                    ===============  ===============  ===============

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

          The annual payments under these leases as of December 31, 2003 are as follows:

                                                                         Contracts in:
                                                   -----------------------------------------------------------------
                                                        Pesos              Dollars                  UDIS
                                                                         (thousands)         (Investment units)
                                                   ----------------    ---------------   ---------------------------

                   2004                           $        54,471              7,164                 54,833
                   2005                                    47,508              4,630                 54,833
                   2006                                    34,411              3,448                 54,833
                   2007                                    29,113              2,920                 54,833
                   2008                                    23,841              2,644                 54,833
                   Thereafter                              47,784             13,572                 45,694
                                                   ----------------    ----------------        --------------
                                                  $       237,128             34,378                319,859
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


                                                                                      Year ended December 31,
                                                                        -----------------------------------------------------
                                                                             2003               2002               2001
                                                                        --------------- -- ---------------- -- --------------

       Net income (loss) reported under Mexican GAAP ..............  $        897,415             (810,783)         (584,716)
                                                                        ---------------    ----------------    --------------

       Approximated US GAAP adjustments
       1. Deferred income taxes (see 24a)..........................           484,854             (241,717)         (132,296)
       2. Deferred employee statutory profit sharing (see 24a) ....           -                   -                   90,853
       3. Amortization of start up cost (see 24c)..................            35,386              35,771             35,810
       4. Start up costs of the year (see 24c).....................           -                   -                      (32)
       5. Allowance for post retirement benefits (see 24d).........               188               11,045           (10,334)
       6. Revenue recognition (see 24b)............................            28,912               61,026           (27,994)
       7. Deferred financing cost amortization (see 24f)...........            13,286               (2,204)           (4,418)
       8. Accrued vacations (see 24d)..............................           -                      1,221            (2,412)
       9. Capitalized interest (see 24e)...........................              (988)            -                   25,077
      10. Gain on the forgiveness of debt (see 24g)................         1,280,676             -                  -
                                                                        ---------------    ----------------    --------------
       Total approximate US GAAP adjustments.......................         1,842,314             (134,858)          (25,746)
                                                                        ---------------    ----------------    --------------
       Approximate net income (loss) under US GAAP.................  $      2,739,729             (945,641)         (610,462)
                                                                        ===============    ================    ==============

                                                                              Year ended December 31,
                                                                         -----------------------------------
                                                                              2003               2002
                                                                         --------------- -- ----------------

       Total stockholders' equity reported under Mexican GAAP......  $      5,382,110            1,837,103
                                                                         ---------------    ----------------

       Approximate US GAAP adjustments
       1. Deferred income taxes (see 24a)..........................           (251,986)           (736,143)
       2. Start up costs (see 24c)................................c           (200,128)           (235,514)
       3. Revenue recognition (see 24b)............................             (73,369)          (102,281)
       4. Allowance for post retirement benefits (see 24d).........             (27,184)           (27,372)
       5. Deferred financing cost amortization (see 24f)...........             -                  (13,286)
       6. Accrued vacations (see 24d)..............................             -                   (2,050)
       7. Capitalized interest (see 24e)...........................            24,753               25,741
                                                                         ---------------    ----------------
       Total approximate US GAAP adjustments.......................            (527,914)        (1,090,905)
                                                                         ---------------    ----------------
       Total approximate stockholders' equity under US GAAP........  $      4,854,196              746,198
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
                                                                    ==============     ==============    ===============

          The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2003 and 2002 for US GAAP are presented below:

                                                                                              2003                2002
                                                                                              ----                ----
          Deferred tax assets:
          Net operating loss carryforwards.......................................... $          499,499          1,089,941
          Allowance for doubtful accounts...........................................            173,430            161,163
          Deferred revenues.........................................................             24,945             34,776
          Seniority premium and allowance for
             post retirement benefits...............................................              8,698              9,185
          Accrued vacations.........................................................              2,445                656
          Accrued liabilities.......................................................             22,189             18,539
          Tax on assets.............................................................              8,596            -
                                                                                         ----------------     --------------
                  Total gross deferred tax assets...................................            739,802          1,314,260

          Less valuation allowance................................................              (355,633)         (856,654)
                                                                                         ----------------     --------------
                  Net deferred tax assets...........................................            384,169            457,606
                                                                                         ----------------     --------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)

                                                                                              2003                 2002
                                                                                              ----                 ----

          Deferred tax liabilities:
          Property, systems and equipment ..........................................            223,814            270,461
          Telephone concession rights...............................................            153,027            151,451
          Other assets..............................................................           -                    28,371
          Inventories...............................................................              7,328              7,323
                                                                                         ----------------     --------------

                  Total deferred tax liabilities....................................            384,169            457,606
                                                                                         ----------------     --------------
          Net deferred tax liabilities under US GAAP                                           -                   -
          Less net deferred tax assets recognized
               under Mexican GAAP...................................................            251,986            736,143
                                                                                         ----------------     --------------

          US GAAP adjustment to stockholders' equity................................ $          (251,986)         (736,143)
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


          The following table summarizes the cash flow items as required under SFAS 95 provided by operating, financing and investing activities, giving effect to the US GAAP adjustments, excluding the effects of inflation required by Bulletin B-10. The following information is presented in thousands of pesos on a historical peso basis and is not presented in pesos of constant purchasing power:


                                                                                      Years Ended December 31,
                                                                           ------------------------------------------------
                                                                                2003             2002           2001
                                                                           ------------------------------------------------
           Net cash (used in) provided by operating activities...........         (11,160)       668,419        (363,561)
           Net cash provided by (used in) financing activities...........       1,038,913       (210,035)        993,751
           Net cash used in investing activities.........................        (329,221)      (265,855)       (635,081)
                                                                           ---------------- --------------- ---------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)

          Net cash flows from operating activities reflect cash payments for interest and income taxes as follows:


                                                                                       Years Ended December31,
                                                                           ------------------------------------------------
                                                                                2003             2002            2001
                                                                           ---------------- --------------- ---------------

           Interest paid.................................................       463,711           103,958         318,390
           Income taxes paid.............................................         8,597           -               -
                                                                           ---------------- --------------- ---------------

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

     (i)  Condensed financial information under US GAAP

          The following table presents consolidated condensed statements of operations for the years ended December 31, 2003, 2002 and 2001, prepared under US GAAP, and includes all differences described in this note as well as certain other reclassifications required for purposes of US GAAP:

                                                                                     Years Ended December 31,
                                                                              ----------------------------------------------
           Statements of operations                                             2003           2002           2001
                                                                           ----------------------------------------------

           Revenues......................................................     2,944,503       2,513,438       2,214,865
           Operating income (loss).......................................       170,933        (123,726)       (570,766)
           Comprehensive financing result................................      (407,322)       (761,904)        (64,593)
           Other income (expenses) income, net...........................     2,984,715         (60,011)         24,897
           Tax on assets.................................................        (8,597)        -               -
                                                                           ---------------  --------------  -------------
           Consolidated net income (loss)................................     2,739,729        (945,641)       (610,462)
                                                                           ===============  ==============  =============

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

          The carrying value of the Company's long-term debt and the related fair value based on quoted market prices for the same or similar instruments or on current rates offered to the Company for debt of the same remaining maturities (or determined by discounting future cash flows using borrowing rates currently available to the Company) at December 31, 2003 is summarized as follows:


                                                                                                  Estimated fair
                                                                             Carrying amount         value
                                                                         -----------------------------------------------
           Long-term debt............................................             175,000                  59,978
                                                                         ----------------------   ----------------------

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

     (m)  Guaranteed debt

          On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of US $175 Millions (1,996 millions pesos) maturing on December 15, 2013. Interest on the notes are payable semiannually at annual rate of 11%, beginning on June 15, 2004.

          Each of the Company's consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured. Each of the subsidiary guarantors is 99.99% owned by Axtel, S.A. de C.V. All guarantees are full and unconditional and are joint and several. Axtel is eligible, under Adopting Release (nos. 33-7878 and 34-43124) and a no-action request letter, to present the condensed consolidation financial information of Impulsora, Instalaciones and Servicios in this note in accordance with Rule 3-10
          (f) of Regulation S-X.

          For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column, "Axtel" corresponds to the parent company issuer. The second column, "Combined Guarantors", represents the combined amounts of Instalaciones, Impulsora and Servicios, after adjustments and eliminations relating to their combination. The third column, "Adjustments and Eliminations", includes all amounts resulting from the consolidation of Axtel, and the guarantors. The fourth column, "Axtel Consolidated", represents the Company's consolidated amounts as reported in the audited consolidated financial statements. Additionally, all amounts presented under the line item "Investments in subsidiaries" for both the balance sheet and the income statement are accounted for by the equity method.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)

          The condensed consolidating financial information is as follows:

     Condensed consolidating balance sheets:

                                                                                                     Adjustments
                                                                                    Combined             and             Axtel
     As of December 31, 2003                                       Axtel           Guarantors       Eliminations     Consolidated
     ------------------------------------------------------    ---------------------------------------------------------------------

     Current assets                                         $       1,657,741              93,333         (90,827)        1,660,247
     Property, systems and equipment, net                           5,184,263               9,838          (1,740)        5,192,361
     Deferred charges                                               1,161,322               6,238           -             1,167,560
     Investment in subsidiaries                                        20,861             -               (20,861)           -
     Other non current assets                                         109,085                 165           -               109,250
                                                               ---------------  ------------------ ---------------- ----------------

         Total assets                                       $       8,133,272             109,574        (113,428)        8,129,418
                                                               ---------------  ------------------ ---------------- ----------------

     Current liabilities                                    $         725,003              84,973         (90,827)          719,149
     Long-term debt                                                 2,023,987             -                 -             2,023,987
     Other non-current liabilities                                      2,172               2,000           -                 4,172
                                                               ---------------  ------------------ ---------------- ----------------

         Total liabilities                                          2,751,162              86,973         (90,827)        2,747,308
                                                               ---------------  ------------------ ---------------- ----------------

     Total stockholders equity                                      5,382,110              22,601         (22,601)        5,382,110
                                                               ---------------  ------------------ ---------------- ----------------

     Total liabilities and stockholders equity              $       8,133,272             109,574        (113,428)        8,129,418
                                                               ---------------  ------------------ ---------------- ----------------

                                                                                                     Adjustments
                                                                                    Combined             and              Axtel
     As of December 31, 2002                                       Axtel           Guarantors        Eliminations     Consolidated
     ------------------------------------------------------    ---------------  ------------------ ----------------- ---------------

     Current assets                                         $         731,580              93,863          (94,832)          730,611
     Property, systems and equipment, net                           5,496,302              10,667           (2,171)        5,504,798
     Deferred charges                                               1,728,639               6,849            -             1,735,488
     Investment in subsidiaries                                        23,381             -                (23,381)           -
     Other non current assets                                         113,579             -                  -               113,579
                                                               ---------------  ------------------ ----------------- ---------------

         Total assets                                       $       8,093,481             111,379         (120,384)        8,084,476
                                                               ---------------  ------------------ ----------------- ---------------

     Current liabilities                                    $       1,017,028              84,495          (94,832)        1,006,691
     Long-term debt                                                 5,027,865             -                  -             5,027,865
     Other non-current liabilities                                    211,485               1,332            -               212,817
                                                               ---------------  ------------------ ----------------- ---------------

         Total liabilities                                          6,256,378              85,827          (94,832)        6,247,373
                                                               ---------------  ------------------ ----------------- ---------------

     Total stockholders equity                                      1,837,103              25,552          (25,552)        1,837,103
                                                               ---------------  ------------------ ----------------- ---------------

     Total liabilities and stockholders equity              $       8,093,481             111,379         (120,384)        8,084,476
                                                               ---------------  ------------------ ----------------- ---------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)

     Condensed consolidating income statements:

                                                                                       Adjustments
                                                                      Combined             and                Axtel
     For the year ended December 31, 2003            Axtel           Guarantors       Eliminations        Consolidated
     ----------------------------------------  ------------------ ----------------- ------------------  ------------------

     Rental, installation, service and
        other revenues                       $        2,919,452           767,176           (767,113)         2,919,515
     Cost of sales and services                        (808,427)            -                 -                 (808,427)
     Selling and administrative expenses             (1,146,227)         (758,992)           767,113          (1,138,106)
     Depreciation and amortization                     (860,175)            (399)             -                 (860,574)
     Operating income                                   104,623             7,785             -                 112,408
     Comprehensive financing result, net               (424,961)           (1,825)             1,205            (425,581)
     Other income (expenses), net                     1,713,253            (8,009)            (1,205)         1,704,039
     Income tax                                        (492,068)           (1,383)            -                 (493,451)
     Investment in subsidiaries                          (3,432)            -                  3,432              -
                                               ------------------ ----------------- ------------------  ------------------
     Net income (loss)                       $          897,415            (3,432)             3,432            897,415
                                               ------------------ ----------------- ------------------  ------------------

                                                                                       Adjustments
                                                                      Combined             and                Axtel
     For the year ended December 31, 2002            Axtel           Guarantors       Eliminations        Consolidated
     ----------------------------------------  ------------------ ----------------- ------------------  ------------------

     Rental, installation, service and
        other revenues                       $        2,452,412           811,371           (811,371)          2,452,412
     Cost of sales and services                        (612,211)            -                 -                 (612,211)
     Selling and administrative expenses             (1,269,693)         (804,124)           811,371          (1,262,446)
     Depreciation and amortization                     (809,639)             (905)            -                 (810,544)
     Operating (loss) income                           (239,131)            6,342             -                 (232,789)
     Comprehensive financing result, net               (759,690)           (1,469)             1,459            (759,700)
     Other expenses, net                                (25,414)          (33,138)            (1,459)            (60,011)
     Income tax                                         233,990             7,727             -                  241,717
     Investment in subsidiaries                         (20,538)            -                 20,538              -
                                               ------------------ ----------------- ------------------  ------------------
     Net income (loss)                       $         (810,783)          (20,538)            20,538            (810,783)
                                               ------------------ ----------------- ------------------  ------------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



                                                                                       Adjustments
                                                                      Combined             and                Axtel
     For the year ended December 31, 2001            Axtel           Guarantors       Eliminations        Consolidated
     ----------------------------------------  ------------------ ----------------- ------------------  ------------------

    Rental, installation, service and
     other revenues                          $        2,242,861            61,575            (61,577)          2,242,859
     Cost of sales and services                        (521,315)                -             -                 (521,315)
     Selling and administrative expenses             (1,646,361)          (57,494)            61,226          (1,642,629)
     Depreciation and amortization                     (643,369)           (1,349)                (1)           (644,719)
     Operating (loss) income                           (568,184)            2,732               (352)           (565,804)
     Comprehensive financing result, net                (85,685)           (1,534)             1,967             (85,252)
     Other expenses, net                                (88,032)           (4,288)            (1,615)            (93,935)
     Income tax                                         159,962               313             -                  160,275
     Investment in subsidiaries                          (2,777)            -                  2,777              -
                                               ------------------ ----------------- ------------------  ------------------
     Net income (loss)                       $         (584,716)           (2,777)             2,777            (584,716)
                                               ------------------ ----------------- ------------------  ------------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)

     Condensed consolidating statements of changes in financial position:


                                                                                                 Adjustments
                                                                                  Combined           and             Axtel
     For the year ended December 31, 2003                           Axtel        Guarantors     Eliminations      Consolidated
     ---------------------------------------------------------- --------------  -------------- ---------------- -----------------

    Operating activities:
        Net income (loss)                                     $      897,415          (3,432)           3,432           897,415
        Non-cash items                                              (502,787)          2,463           (3,432)         (503,756)
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by (used in) operations             394,628            (969)           -               393,659
        Net (investment in) financing from operations               (231,865)             14           (2,145)         (233,996)
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by (used in) operations, net        162,763            (955)          (2,145)           159,663
                                                                --------------  -------------- ---------------- -----------------

     Financing activities:
        Increase in common stock                                   2,663,759           2,265           (2,265)        2,663,759
        Additional paid-in capital                                   (14,815)           -               -               (14,815)
        Loans payments, net                                       (1,508,491)         (2,145)           2,145        (1,508,491)
        Others                                                       (57,430)           -               -               (57,430)
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by financing activities           1,083,023             120             (120)        1,083,023
                                                                --------------  -------------- ---------------- -----------------

     Investing activities:
        Acquisition and construction of property, systems and
          equipment, net                                            (460,124)           -               -              (460,124)
        Investment in subsidiaries                                    (2,265)           -               2,265          -
        Other assets                                                 (96,412)           (165)           -               (96,577)
                                                                --------------  -------------- ---------------- -----------------
              Resources used in investing activities                (558,801)           (165)           2,265          (556,701)
                                                                --------------  -------------- ---------------- -----------------

     Increase (decrease) in cash and equivalents                     686,985          (1,000)           -               685,985
     Cash and equivalents at the beginning of the year               325,534           1,455            -               326,989
                                                                --------------  -------------- ---------------- -----------------
     Cash and equivalents at the end of the year              $    1,012,519             455            -             1,012,974
                                                                --------------  -------------- ---------------- -----------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)



                                                                                                 Adjustments
                                                                                  Combined           and             Axtel
     For the year ended December 31, 2002                           Axtel        Guarantors     Eliminations      Consolidated
         ---------------------------------------------------------- --------------  -------------- ---------------- ----------------

     Operating activities:
        Net loss                                              $     (810,783)        (20,538)          20,538          (810,783)
        Non-cash items                                               596,187          (6,591)         (20,538)          569,058
                                                                --------------  -------------- ---------------- -----------------
            Resources used in operations                            (214,596)        (27,129)           -              (241,725)
         Net financing from (investment in) operations               245,293         (13,810)          (1,304)          230,179
                                                                --------------  -------------- ---------------- -----------------
            Resources provided by (used in) operations, net           30,697         (40,939)          (1,304)          (11,546)
                                                                --------------  -------------- ---------------- -----------------

     Financing activities:
        Increase in common stock                                      51,941          43,344          (43,344)           51,941
        Additional paid-in capital                                    (2,043)           -               -                (2,043)
        Proceeds from (loans payments), net                          630,558          (1,304)           1,304           630,558
        Others                                                        90,857            -               -                90,857
                                                                --------------  -------------- ---------------- -----------------
            Resources provided by financing activities               771,313          42,040          (42,040)          771,313

     Investing activities:
        Acquisition and construction of property, systems and
          equipment, net                                            (565,367)           -               -              (565,367)
        Investment in subsidiaries                                   (43,344)           -              43,344          -
        Other assets                                                  (1,453)             36            -                (1,417)
                                                                --------------  -------------- ---------------- -----------------
            Resources used in investing activities                  (610,164)             36           43,344          (566,784)
                                                                --------------  -------------- ---------------- -----------------

     Increase in cash and equivalents                                191,846           1,137            -               192,983
     Cash and equivalents at the beginning of the year               133,688             318            -               134,006
                                                                --------------  -------------- ---------------- -----------------
     Cash and equivalents at the end of the year              $      325,534           1,455            -               326,989
                                                                --------------  -------------- ---------------- -----------------





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




                                                                                                 Adjustments
                                                                                  Combined           and             Axtel
     For the year ended December 31, 2001                           Axtel        Guarantors     Eliminations      Consolidated
     ---------------------------------------------------------- --------------  -------------- ---------------- -----------------

     Operating activities:
        Net loss                                              $     (584,716)         (2,777)            2,777         (584,716)
        Non-cash items                                               486,797           1,214           (2,777)          485,234
                                                                --------------  -------------- ---------------- -----------------
              Resources used in operations                           (97,919)         (1,563)           -               (99,482)
          Net investment in operations                              (199,207)         (4,286)            (651)         (204,144)
                                                                --------------  -------------- ---------------- -----------------
              Resources used in operations, net                     (297,126)         (5,849)            (651)         (303,626)
                                                                --------------  -------------- ---------------- -----------------

     Financing activities:
        Increase in common stock                                   1,019,040           5,571           (5,572)        1,019,039
        Additional paid-in capital                                   (31,655)           -               -               (31,655)
        Proceeds from (loans payments), net                          741,680             (48)              48           741,680
        Others                                                       157,355            -               -               157,355
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by financing activities           1,886,420           5,523           (5,524)        1,886,419
                                                                --------------  -------------- ---------------- -----------------

     Investing activities:
        Acquisition and construction of property, systems and
          equipment, net                                          (1,583,360)           -                 606        (1,582,754)
        Investment in subsidiaries                                    (5,571)           -               5,571             -
        Other assets                                                 (12,361)            (21)              (2)          (12,384)
                                                                --------------  -------------- ---------------- -----------------
              Resources used in investing activities              (1,601,292)            (21)           6,175        (1,595,138)
                                                                --------------  -------------- ---------------- -----------------

     Decrease in cash and equivalents                                (11,998)           (347)           -               (12,345)
     Cash and equivalents at the beginning of the year               145,686             665            -               146,351
                                                                --------------  -------------- ---------------- -----------------
     Cash and equivalents at the end of the year              $      133,688             318            -               134,006
                                                                --------------  -------------- ---------------- -----------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)

     The tables below present combined balance sheets as of December 31, 2003 and 2002, and income statements and statements of changes in financial position for each of the three-year periods ended December 31, 2003 for the Guarantors. Such information presents in separate columns each individual Guarantor, consolidation adjustments and eliminations, and the combined guarantors. All significant related parties balances and transactions between the Guarantors have been eliminated in the "Combined Guarantors" column.

     The amounts presented in the column "Combined Guarantors" are readily comparable with the information of the Guarantors included in the condensed consolidated financial information.

     Guarantors' Combined Balance Sheets:

     As of December 31, 2003
     ------------------------------------


                                                                                            Adjustments
                                                                             Servicios          and          Combined
                   Assets                    Icosa        Inmobiliaria         Axtel       Eliminations     Guarantors
                                          ------------ ------------------- --------------  -------------- ----------------


     Cash and cash equivalents          $         159                  13            283          -                   455
     Accounts receivable                           33             -                   96          -                   129
     Related parties receivables                5,312             -               76,392           (575)           81,129
     Refundable taxes and other
        accounts receivable                       983               1,334          9,303          -                11,620
                                          ------------ ------------------- --------------  -------------- ----------------

         Total current assets                   6,487               1,347         86,074           (575)           93,333
                                          ------------ ------------------- --------------  -------------- ----------------

     Property, systems and equipment,
     net                                       -                    9,838        -                -                 9,838
     Deferred income taxes                          3             -                6,664           (429)            6,238
     Other                                        165             -              -                -                   165
                                          ------------ ------------------- --------------  -------------- ----------------

         Total non current assets                 168               9,838          6,664           (429)           16,241
                                          ------------ ------------------- --------------  -------------- ----------------

     Total assets                       $       6,655              11,185         92,738         (1,004)          109,574
                                          ------------ ------------------- --------------  -------------- ----------------

     Liabilities and Stockholders Equity

     Account payable and accrued
        liabilities                     $        162              -              8,449            -               8,611
     Taxes payable                             2,745              -             47,679            -              50,424
     Related parties payables                  -                    8,938                          (575)          8,363
     Other accounts payable                      441              -             17,134            -              17,575
                                          ------------ ------------------- --------------  -------------- ----------------

         Total current liabilities             3,348                8,938       73,262             (575)         84,973
                                          ------------ ------------------- --------------  -------------- ----------------

     Deferred income tax                        -                     429                          (429)          -
     Others                                      277              -              1,723            -               2,000
                                          ------------ ------------------- --------------  -------------- ----------------

         Total liabilities                     3,625                9,367       74,985           (1,004)         86,973
                                          ------------ ------------------- --------------  -------------- ----------------

     Stockholders' equity                      3,764                1,489       20,780            -              26,033
     Net income (loss)                          (734)                 329        (3,027)          -               (3,432)
                                          ------------ ------------------- --------------  -------------- ----------------

     Total stockholders equity                 3,030                1,818       17,753            -              22,601
                                          ------------ ------------------- --------------  -------------- ----------------
                                                                                                          ----------------

     Total liabilities and stockholders
     equity                             $      6,655               11,185       92,738           (1,004)        109,574
                                          ------------ ------------------- --------------  -------------- ----------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)


     As of December 31, 2002
     ------------------------------------

                                                                                           Adjustments
                                                                             Servicios         and           Combined
                   Assets                    Icosa        Inmobiliaria         Axtel       Eliminations     Guarantors
                                          ------------ ------------------- -------------- --------------- ----------------
     Cash and cash equivalents          $         77                   51        1,327            -               1,455
     Accounts receivable                        -                 -                 57            -                  57
     Related parties receivables               4,867              -             78,652             (598)         82,921
     Refundable taxes and other
       accounts receivable                       111                1,405        7,914            -               9,430
                                           ------------ ------------------- -------------- --------------- ----------------

         Total current assets                  5,055                1,456       87,950             (598)         93,863
                                          ------------ ------------------- -------------- --------------- ----------------

     Property, systems and equipment,
     net                                        -                  10,667         -               -              10,667
     Deferred income taxes                       178              -              7,214             (543)          6,849
     Other                                      -                 -               -               -               -
                                           ------------ ------------------- -------------- --------------- ----------------

         Total non current assets                178               10,667        7,214             (543)         17,516
                                          ------------ ------------------- -------------- --------------- ----------------

     Total assets                       $      5,233               12,123       95,164           (1,141)        111,379
                                          ------------ ------------------- -------------- --------------- ----------------

     Liabilities and stockholders'
     equity

     Account payable and accrued
     liabilities                        $       -                       6        6,837            -               6,843
     Taxes payable                             1,171             -              44,032            -              45,203
     Related parties payables                   -                  11,106        -                 (598)         10,508
     Other accounts payable                      895             -              21,046            -              21,941
                                          ------------ ------------------- -------------- --------------- ----------------

         Total current liabilities             2,066               11,112       71,915             (598)         84,495
                                          ------------ ------------------- -------------- --------------- ----------------

     Deferred income tax                        -                     543                          (543)          -
     Others                                      218             -               1,114            -               1,332
                                          ------------ ------------------- -------------- --------------- ----------------

         Total liabilities                     2,284               11,655       73,029           (1,141)         85,827
                                          ------------ ------------------- -------------- --------------- ----------------

     Stockholders' equity                      4,374                   65       41,651                           46,090
     Net income (loss)                        (1,425)                 403       (19,516)          -              (20,538)
                                          ------------ ------------------- -------------- --------------- ----------------

     Total stockholders equity                 2,949                  468       22,135            -              25,552
                                          ------------ ------------------- -------------- --------------- ----------------

     Total liabilities and stockholders
        equity                          $      5,233               12,123       95,164           (1,141)        111,379
                                          ------------ ------------------- -------------- --------------- ----------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)


     Guarantors' Combined Income Statements:

                                                                                                Adjustments
                                                                                Servicios           and         Combined
     For the year ended December 31, 2003      Icosa        Inmobiliaria          Axtel        Eliminations    Guarantors
     -------------------------------------- ------------  ------------------ ----------------- -------------- --------------

     Rental and service revenues          $    44,622               1,960             720,594         -           767,176

     Administrative expenses                   (44,992)               (500)         (714,000)          500        (758,992)

     Depreciation and amortization               -                    (399)         -               -                 (399)

          Operating (loss) income                 (370)             1,061               6,594          500          7,785
                                            ------------  ------------------ ----------------- -------------- --------------

     Comprehensive financing result, net          (138)               (851)             (836)         -             (1,825)
                                            ------------  ------------------ ----------------- -------------- --------------

     Other income (expenses), net                  24                   5             (7,538)          (500)        (8,009)
                                            ------------  ------------------ ----------------- -------------- --------------

        (Loss) income before income taxes and
          employee statutory profit
          sharing                                 (484)               215             (1,780)         -             (2,049)
                                            ------------  ------------------ ----------------- -------------- --------------

          Total income (tax) and employee
             statutory profit sharing
            benefit                               (250)               114             (1,247)         -             (1,383)
                                            ------------  ------------------ ----------------- -------------- --------------

              Net (loss) income           $       (734)               329             (3,027)         -             (3,432)
                                            ------------  ------------------ ----------------- -------------- --------------


                                                                                                Adjustments
                                                                                Servicios           and         Combined
     For the year ended December 31, 2002      Icosa        Inmobiliaria          Axtel        Eliminations    Guarantors
     -------------------------------------- ------------  ------------------ ----------------- -------------- --------------

     Rental and service revenues          $    36,068               2,052           773,251           -           811,371

     Administrative expenses                   (35,516)               (520)         (768,608)          520        (804,124)

     Depreciation and amortization                (456)               (449)         -               -                 (905)

          Operating income                         96               1,083             4,643            520          6,342
                                            ------------  ------------------ ----------------- -------------- --------------

     Comprehensive financing result, net          (191)               (856)             (422)         -             (1,469)
                                            ------------  ------------------ ----------------- -------------- --------------

     Other expenses, net                        (1,667)             -                (30,951)          (520)       (33,138)
                                            ------------  ------------------ ----------------- -------------- --------------

        (Loss) income before income taxes and
           employee statutory profit
           sharing                              (1,762)               227            (26,730)         -            (28,265)
                                            ------------  ------------------ ----------------- -------------- --------------

          Total income tax and employee
            statutory profit sharing              337                 176             7,214           -             7,727
                                            ------------  ------------------ ----------------- -------------- --------------

              Net (loss) income           $     (1,425)               403            (19,516)         -            (20,538)
                                            ------------  ------------------ ----------------- -------------- --------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)





                                                                                                Adjustments
                                                                                Servicios           and         Combined
     For the year ended December 31, 2001     Icosa         Inmobiliaria          Axtel        Eliminations    Guarantors
     -------------------------------------- ------------  ------------------ ----------------- -------------- --------------

     Rental and service revenues          $    59,412               2,163           -                -             61,575

     Administrative expenses                  (56,944)               (550)          -                -            (57,494)

     Depreciation and amortization               (912)               (437)          -                -             (1,349)

           Operating income                     1,556                1,176          -                -              2,732
                                            ------------  ------------------ ----------------- -------------- --------------

     Comprehensive financing result, net          (65)              (1,469)         -                -             (1,534)
                                            ------------  ------------------ ----------------- -------------- --------------

     Other expenses, net                       (4,288)              -               -                -             (4,288)
                                            ------------  ------------------ ----------------- -------------- --------------

         Loss before income taxes and
          employee statutory profit
          sharing                              (2,797)                (293)         -                -             (3,090)
                                            ------------  ------------------ ----------------- -------------- --------------

            Total income tax and employee
              statutory  profit sharing           319                   (6)         -                -                313
                                            ------------  ------------------ ----------------- -------------- --------------

             Net loss                     $    (2,478)                (299)         -                -             (2,777)
                                            ------------  ------------------ ----------------- -------------- --------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)


     Guarantors' Combined Statements of Changes in Financial Position:



                                                                                                Adjustments
                                                                                Servicios           and         Combined
     For the year ended December 31, 2003      Icosa        Inmobiliaria          Axtel        Eliminations    Guarantors
     -------------------------------------- ------------  ------------------ ----------------- -------------- --------------

     Operating activities:
        Net (loss) income                 $      (734)               329            (3,027)         -             (3,432)
        Non-cash items                            350                285             1,828          -              2,463
                                            ------------  ------------------ ----------------- -------------- --------------

            Resources (used in) provided
              by operations                      (384)               614            (1,199)         -               (969)

            Net (investment in) financing
              from operations                    (184)                43               155          -                 14
                                            ------------  ------------------ ----------------- -------------- --------------

            Resources (used in) provided
              by operations, net                 (568)               657            (1,044)         -               (955)
                                            ------------  ------------------ ----------------- -------------- --------------

     Financing activities:
        Increase in common stock                  815              1,450              -             -              2,265
        Loans payment, net                                        (2,145)             -             -             (2,145)
                                            ------------  ------------------ ----------------- -------------- --------------

     Resources provided by (used in)
        financing activities                      815               (695)             -             -                120
                                            ------------  ------------------ ----------------- -------------- --------------

     Investing activities:
        Other assets                             (165)             -                  -             -               (165)
                                            ------------  ------------------ ----------------- -------------- --------------

            Resources used in investing
              activities                         (165)             -                  -             -               (165)
                                            ------------  ------------------ ----------------- -------------- --------------

     Increase (decrease) in cash and
        equivalents                                82                (38)           (1,044)         -             (1,000)

     Cash and equivalents at the
        beginning of the year                      77                 51             1,327          -              1,455
                                            ------------  ------------------ ----------------- -------------- --------------

     Cash and equivalents at the end of
        the year                          $       159                 13               283          -                455
                                            ------------  ------------------ ----------------- -------------- --------------



                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)





                                                                                                Adjustments
                                                                                Servicios           and         Combined
     For the year ended December 31, 2002      Icosa        Inmobiliaria          Axtel        Eliminations    Guarantors
     -------------------------------------- ------------  ------------------ ----------------- -------------- --------------

     Operating activities:
        Net income (loss)                 $     (1,425)               403            (19,516)        -             (20,538)
        Non-cash items                             169                273             (7,033)        -              (6,591)
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources (used in) provided by
            operations                          (1,256)               676            (26,549)        -             (27,129)

           (Investment in) financing from
             operations, net                      (659)               624            (13,775)        -             (13,810)
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources (used in) provided by
            operations, net                     (1,915)             1,300            (40,324)        -             (40,939)
                                            ------------  ------------------ ----------------- -------------- --------------

     Financing activities:
        Increase in common stock                 1,748                -               41,596         -              43,344
        Loans payments, net                                         (1,304)                          -              (1,304)
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources provided by (used in)
            financing activities                 1,748              (1,304)          41,596          -             42,040
                                            ------------  ------------------ ----------------- -------------- --------------

     Investing activities:
        Other assets                                36                -              -               -                 36
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources used in investing
            activities                              36                -              -               -                 36
                                            ------------  ------------------ ----------------- -------------- --------------

     (Decrease) increase in cash and
        equivalents                               (131)                (4)            1,272          -              1,137

     Cash and equivalents at the
        beginning of the year                      208                 55                55          -                318
                                            ------------  ------------------ ----------------- -------------- --------------

     Cash and equivalents at the end of
        the year                          $         77                 51             1,327          -              1,455
                                            ------------  ------------------ ----------------- -------------- --------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)




                                                                                                Adjustments
                                                                                Servicios           and         Combined
     For the year ended December 31, 2001      Icosa        Inmobiliaria          Axtel        Eliminations    Guarantors
     -------------------------------------- ------------  ------------------ ----------------- -------------- --------------

     Operating activities:
        Net loss                          $     (2,478)              (299)             -                            (2,777)
        Non-cash items                             771                443              -                             1,214
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources (used in) provided by
            operations                          (1,707)               144              -             -              (1,563)

          Investment in operations, net         (4,187)               (99)             -                            (4,286)
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources (used in) provided by
            operations, net                     (5,894)                45              -             -              (5,849)
                                            ------------  ------------------ ----------------- -------------- --------------

     Financing activities:
        Increase in common stock                 5,516               -                    55         -               5,571
        Loans payment                                                 (48)             -             -                 (48)
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources provided by (used in)
            financing activities                 5,516                (48)                55         -               5,523
                                            ------------  ------------------ ----------------- -------------- --------------

     Investing activities:
        Other assets                               (21)              -                 -             -                 (21)
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources used in investing
            activities                             (21)              -                 -             -                 (21)
                                            ------------  ------------------ ----------------- -------------- --------------

     (Decrease) increase in cash and
        equivalents                               (399)                (3)                55         -                (347)

     Cash and equivalents at the
        beginning of the year                      607                 58              -             -                 665
                                            ------------  ------------------ ----------------- -------------- --------------

     Cash and equivalents at the end of
        the year                          $        208                 55                 55         -                 318
                                            ------------  ------------------ ----------------- -------------- --------------



                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)


     Guarantors - U.S. GAAP reconciliation of net income and stockholders' equity:

     As discussed at the beginning of this note 24, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

     The main differences between Mexican GAAP and US GAAP and their effect on consolidated net loss and stockholders' equity as of December 31, 2003, 2002 and 2001 is presented below, with an explanation of the adjustments.



                                                                                      Year ended December 31,
                                                                        -----------------------------------------------------
                                                                             2003               2002               2001
                                                                        -----------------------------------------------------

       Net loss reported under Mexican GAAP .......................  $        (3,432)              (20,538)           (2,777)
                                                                        ---------------    ----------------    --------------

       Approximated US GAAP adjustments
       1. Deferred income taxes (A)................................            1,310                (7,727)             (313)
       2. Amortization of start up cost (B)........................           -                       455                912
       3. Allowance for post retirement benefits (C)...............              188               (25,509)             (845)
       4. Accrued vacations (C)....................................           -                     (2,050)          -
                                                                        ---------------    ----------------    --------------
       Total approximate US GAAP adjustments.......................            1,498               (34,831)             (246)
                                                                        ---------------    ----------------    --------------
       Approximate net loss under US GAAP..........................  $        (1,934)              (55,369)           (3,023)
                                                                        ===============    ================    ==============

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)




                                                                              Year ended December 31,
                                                                         -----------------------------------
                                                                              2003               2002
                                                                         -----------------------------------

       Total stockholders' equity reported under Mexican GAAP......  $          22,601               25,552
                                                                         ---------------    ----------------

       Approximate US GAAP adjustments
       1. Deferred income taxes (A)................................             (6,238)              (6,849)
       2. Allowance for post retirement benefits (C)...............            (27,184)             (27,372)
       3. Accrued vacations (C)....................................             -                    (2,050)
                                                                         ---------------    ----------------
       Total approximate US GAAP adjustments.......................            (33,422)             (36,271)
                                                                         ---------------    ----------------
       Total approximate stockholders' equity under US GAAP........  $         (10,821)             (10,719)
                                                                         ===============    ================



     Guarantors-Notes to the U.S. GAAP reconciliation

     A. Deferred income taxes

     Deferred income taxes adjustment in the stockholders' equity reconciliation to U.S. GAAP, at December 31, 2003 and 2002, represented expenses of $ 6,238 and $ 6,849, respectively.

     B. Start-up costs

     In April 1998, the AICPA issued Statement of Position 98-5, "Report of Start-up Costs" (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred. SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998. Under Mexican GAAP, this type of costs were recognized when incurred as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of $ 455 and $ 912 in 2002 and 2001, respectively as shown in the US GAAP reconciliation.

     C. Other employee benefits

     Vacation For years ended December 31, 2002 and before, under Mexican GAAP the vacation expense was recognized when taken rather than during the period the employees earn it. In order to comply with SFAS 43, for the year ended December 31, 2002, the Company recorded a decrease in net income of $ 2,050. Starting on January 2003, Mexican GAAP requires the recognition of vacation expense when earn (see note 3a).

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2003)

     Severance Under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, they should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the years ended December 31, 2003, 2002 and 2001 the Company recorded an increase or decrease in net income of $188, $ (25,509) and $ (845), respectively, and recognized an accrual amounting to $27,184 and $27,372 as of December 31, 2003 and 2002, respectively.

                                   SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                  Axtel, S.A. de C.V.



                                  /s/ Patricio Jimenez Barrera
                                  -----------------------------------
                                  Patricio Jimenez Barrera
                                  Chief Financial Officer

August 26, 2004

                                                                    EXHIBIT 12.1

                                  Certification


I, Patricio Jimenez Barrera, certify that:

     1. I have reviewed this annual report on Form 20-F of Axtel, S.A. de C.V.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

     4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

           (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

           (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

           (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

           (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

     5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

           (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

           (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


     Date: August 26, 2004
                                      /s/ Patricio Jimenez Barrera
                                      --------------------------------
                                      Patricio Jimenez Barrera
                                      Chief Financial Officer

                                                                    EXHIBIT 12.2

                                  Certification


I, Tomas Milmo Santos, certify that:

     1. I have reviewed this annual report on Form 20-F of Axtel, S.A. de C.V.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

     4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

           (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

           (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

           (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

           (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

     5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

           (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

           (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


     Date: August 26, 2004
                                   /s/ Tomas Milmo Santos
                                   ------------------------------
                                   Tomas Milmo Santos
                                   Chief Executive Officer