Form 20-F
period 2004-12-31
AXTEL SA DE CV
filed 2005-04-27
CIK 1282636

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

  /X/            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2004
                                       OR

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

                      Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
                              Col. Unidad San Pedro
                          San Pedro Garza Garcia, N.L.
                                Mexico, CP 66215
                    (Address of principal executive offices)
                          _____________________________

              Securities registered or to be registered pursuant to
                            Section 12(b) of the Act:

  Title of each class                         Name of each exchange on which
                                                        registered
--------------------------------------------------------------------------------
None........................................           Not applicable
--------------------------------------------------------------------------------

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                            11% senior notes due 2013
--------------------------------------------------------------------------------
                                (Title of Class)

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

                        Yes: [X]             No: ____

Indicate by check mark which financial statement item the registrant has elected to follow:

                    Item 17: ____        Item 18: [X]

================================================================================

     In this annual report, references to "$," "$US" or "Dollars" are to United States Dollars and references to "Ps." or "Pesos" are to Mexican Pesos. This annual report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

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

     o    ability to attract subscribers;

     o    expansion of our business to new cities;

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

Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

Item 3.   KEY INFORMATION

A.   Selected Financial Data

     The following table provides our selected historical consolidated financial data. The selected historical consolidated financial data for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this Form 20-F.

     The information presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and related notes thereto included elsewhere in this Form 20-F.


                                                                          Year Ended December 31,
                                                    ---------------------------------------------------------------------
                                                        2000          2001         2002         2003           2004
                                                    ------------   -----------  -----------  ------------  --------------
                                                      (Constant Ps. in millions as of December 31, 2004, except ratios and margins)
Statement of Income Data:
Revenues......................................           1,110.3       2,365.5      2,586.6       3,079.2        3,861.3
Cost of sales and operating expenses..........          (2,041.0)     (2,962.3)    (2,832.1)     (2,960.7)      (3,609.0)
                                                    ------------   -----------  -----------  ------------  --------------
Income (loss) from operations.................            (930.7)       (596.8)      (245.5)        118.6          252.3
Net income (loss) from operations per share...              (7.1)         (5.0)        (7.0)          0.4            0.0
Net assets....................................           4,761.2       6,116.6      5,713.8       5,532.8        6,055.0
Capital stock.................................           3,167.7       4,242.5      4,297.3       7,106.7        7,106.7
Shares outstanding............................       110,057,790   122,610,235  122,610,235 2,533,706,866  2,533,706,866
Net income (loss) from operations.............            (784.7)       (616.7)      (855.1)        946.5          (77.1)
Interest expense, net.........................            (256.3)       (423.8)      (445.1)       (209.8)         257.4
Foreign exchange gain (loss), net.............             (20.0)        105.1       (652.0)       (336.9)          (7.3)
Monetary position.............................             175.0         228.8        295.9          97.9           64.8
Other income (expense), net(1)................              13.9         (32.6)       (29.1)      1,808.2           21.0
Cash severance and other special items........               --          (66.5)       (34.2)        (11.0)           --
                                                    ------------   -----------  -----------  ------------  --------------
Income   (loss)   before   income   taxes  and          (1,018.0)       (785.7)    (1,110.1)      1,466.9           73.3
  employee profit.............................
Income  tax  and   employee   profit   sharing
  benefit (expense)...........................             233.3         169.0        254.9        (520.4)        (150.5)
                                                    ------------   -----------  -----------  ------------  --------------
Net income (loss).............................            (784.7)       (616.7)      (855.1)        946.5          (77.1)
                                                    ============   ===========  ===========  ============  =============
Operating Data:
Depreciation and amortization.................             353.8         680.0        854.9         907.6        1,001.2
Investment in fixed assets (end of period)....           3,252.3       1,669.3        596.3         485.3        1,532.6
Net Cash Flow:
  Operating activities........................            (654.3)       (320.2)       (12.2)        168.4        1,183.0
  Investing activities........................          (3,351.1)     (1,682.4)      (597.8)       (587.2)      (1,603.4)
  Financing activities........................           4,051.6       1,989.6        813.5       1,142.3          (93.6)
                                                    ------------   -----------  -----------  ------------  --------------
Total net cash flows..........................              46.2         (13.0)       203.5         723.5         (514.0)
Ratio of earnings to fixed charges under
  Mexican GAAP(2).............................               N/A          N/A          N/A           5.7x          1.2x
Ratio of earnings to fixed charges under US                  N/A          N/A          N/A          10.4x          1.2x
  GAAP(2).....................................
Total access lines in service (in thousands)
  (end of period)
  Business....................................              72.5         121.0        116.4         132.4          177.6
  Residential.................................             144.3         169.1        178.7         216.7          275.9
                                                    ------------   -----------  -----------  ------------  --------------
  Total.......................................             216.8         290.1        295.1         349.1          453.5
                                                    ============   ===========  ===========  ============  =============



                                                                                  As of
                                                                              December 31,
                                                    -----------------------------------------------------------------
                                                        2000          2001         2002         2003         2004
                                                    -----------   ----------   ----------   -----------   -----------
                                                           (Constant Ps. in millions as of December 31, 2004)
Balance Sheet Data:
Cash and cash equivalents......................          154.4        141.3        344.9      1,068.4         554.4
Net working capital investment.................           69.7        143.6        (92.1)        56.5         (57.3)
Total assets...................................        7,436.1      8,508.6      8,526.7      8,574.1       8,637.9
Total debt.....................................        4,391.9      5,174.1      5,839.2      2,288.0       2,194.5
Total liabilities..............................        5,120.7      5,768.5      6,589.1      2,897.6       3,038.9
Total shareholders' equity.....................        2,315.4      2,740.1      1,937.6      5,676.5       5,599.1


Data in Accordance with US GAAP(3):


                                                                       Year Ended December 31,
                                           -----------------------------------------------------------------------------
                                               2000            2001            2002            2003             2004
                                           ------------    ------------   -------------   -------------   --------------
                                                            (Constant Ps. in millions as of December 31, 2004)
Financial Data:
Income (loss) from operations........          (1,059.2)         (602.0)         (130.5)          180.3            255.6
Income (loss) from continuing
  operations ........................          (1,201.4)         (643.9)         (997.4)        2,889.6             73.3
Net income (loss)....................          (1,201.4)         (643.9)         (997.4)        2,889.6             73.3
Net income (loss) from operations per             (10.9)           (5.3)           (8.1)            1.1              0.0
  share..............................
Net assets...........................           4,762.4         6,141.6         5,759.4         5,558.9          6,078.8
Capital stock........................           3,167.7         4,242.5         4,297.3         5,756.0          5,756.0
Shares outstanding...................       110,057,790     122,610,235     122,610,235   2,533,706,866    2,533,706,866
Total assets.........................           6,727.1         7,717.3         7,515.0         8,123.4          8,336.0
Total debt...........................           4,391.9         5,174.1         5,839.2         2,288.0          2,194.5
Total shareholders' equity (deficit).           1,310.9         1,720.3           787.0         5,119.7          5,192.7


____________________________

(1) Other income for the year ended December 31, 2003 includes a net gain of Ps. 1,960.1 (US$174.0 million) due to our repurchase of certain debt.

(2) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as our income from operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs and 33% of lease payments, which represents the amounts considered to be the interest factor. According to Mexican GAAP, earnings in 2000, 2001 and 2002 were insufficient to cover fixed charges by Ps. 664.6 million, Ps. 244.7 million and Ps. 558.9 million, respectively. According to U.S. GAAP, earnings in 2000, 2001 and 2002 were insufficient to cover fixed charges by Ps. 790.7 million, Ps. 98.1 million and Ps. 443.9 million, respectively.

(3) Reconciled in accordance with Note 24 of our consolidated financial statements.

Exchange Rates

     As of April 1, 2005, the noon buying rate in the spot market for the purchase of US dollars (in nominal pesos per US dollar) was Ps. 11.19(1). The following table sets forth, for the periods indicated, the period end, average, high and low noon buying rates, in each case for the purchase of US dollars, all expressed in nominal pesos per US dollar.


                                                                              Noon buying rate(1)
                                                           -------------------------------------------------------
Prior Years                                                 Period End       Average         High           Low
-----------                                                ------------    -----------    ----------    ----------
Year ended December 31, 2000...........................         9.62           9.46          10.09          9.18
Year ended December 31, 2001...........................         9.16           9.34           9.97          8.95
Year ended December 31, 2002...........................        10.43           9.66          10.43          9.00
Year ended December 31, 2003...........................        11.24          10.79          11.41         10.11
Year ended December 31, 2004...........................        11.15          11.20          11.33         11.11

____________________________

(1) Source: Federal Reserve Bank of New York

     The following table sets forth, for the periods indicated, the high and low noon buying rates, in each case for the purchase of US dollars, all expressed in nominal pesos per US dollar.

                                             Noon buying rate(1)
                                        -----------------------------
Month/Year                                 High               Low
----------                              ----------        -----------
October 2004.........................      11.54             11.24
November 2004........................      11.53             11.24
December 2004........................      11.33             11.11
January 2005.........................      11.41             11.17
February 2005........................      11.21             11.04
March 2005...........................      11.33             10.98
____________________________

(1)  Source: Federal Reserve Bank of New York

     B.   Capitalization and Indebtedness

     Not applicable.

     C.   Reasons for the Offer and Use of Proceeds

     Not applicable.

     D.   Risk Factors

Since we have a limited operating history you will not be able to fully evaluate our historical performance.

     We were founded in 1994. In June 1996, we were awarded by the Mexican government a concession to install and operate a public telecommunications network for the offering of local and long distance telephony services in Mexico. We commenced commercial operations in June 1999 by beginning operations in the city of Monterrey and entered the city of Guadalajara by the end of that same year. We commenced operations in Mexico City at the beginning of 2000 and expanded our services to the cities of Puebla, Toluca and Leon a year later. During 2004 we launched operations in the cities of Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez and Tijuana. Because of our limited historical commercial operations, it may be difficult to fully evaluate our past operating performance.

We have a history of substantial losses and expect to incur future losses.

     Since our inception in 1994, we have incurred a cumulative net loss of Ps. 1,766.5 million. Except for 2003, when we restructured our Nortel debt, we have incurred losses in each year since our inception. We incurred a net loss of Ps.855.1 million during 2002, a net profit of Ps.946.5 million during 2003 and a net loss of Ps.77.1 during 2004. We anticipate that we could incur net losses for at least the next several quarters.

We may not have sufficient administrative, operational or financial resources to pursue our growth strategy.

     Our expected growth will place a strain on our administrative, operational and financial resources. The development of our business and the installation and expansion of our network, services and customer base require significant expenditures. Since our inception we have invested in the aggregate approximately Ps. 9,328 million in our network and infrastructure. These expenditures, together with operating expenses, will adversely impact our cash flow and profitability. We also anticipate that continued growth will require us to attract and retain qualified personnel who can efficiently manage such growth. If we are unable to meet the challenges that our growth presents, our results of operations and financial condition could be adversely affected.

We depend on certain vendors for the deployment of our network.

     Our ability to achieve our strategic objectives and our overall performance and prospects depends and will depend, in large part, upon the successful, timely and cost-effective acquisition of equipment. From our inception until December 2003, Nortel Networks was our main supplier of fixed wireless access technology. On December 23, 2003, Airspan Communications Limited ("Airspan") acquired Nortel's fixed wireless access business, assuming Nortel's rights and obligations relating to the supply of fixed wireless access products and related services to us. Therefore, we currently depend on Airspan for the production of all of our requirements for the fixed wireless access products, which represent most of our current network access infrastructure. We are Airspan's primary customer for these products. If Airspan ceases to produce these products, our network expansion and growth could be slowed and our operating results could be adversely affected. We have a license from Airspan to use their fixed wireless access technology to produce these products in the event Airspan ceases production. However, we may be unable to obtain additional fixed wireless access products on satisfactory terms, if at all. See Item 7. "Major Shareholders and Related Party Transactions."

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

     We have an agreement with Nextel de Mexico, our largest single customer, which allows Nextel de Mexico to provide telecommunications services to its customers through access to our network. Under this agreement, we are guaranteed certain minimum levels of traffic. For the year ended December 31, 2004, our sales to Nextel de Mexico accounted for approximately 17% of our net sales. In the event that Nextel de Mexico fails to comply with its obligations under our agreement, or such agreement is not renewed upon its expiration in December 2005, our results of operations and financial condition could be materially and adversely affected.

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

     Telmex exerts significant influence on all aspects of the telecommunications markets in Mexico, including interconnection agreements. We use Telmex's network to terminate the vast majority of our customers' calls. Our interconnection agreement with Telmex expires on December 31, 2005. Its terms and conditions (including the interconnection rates) are automatically extended after the expiration date until the parties mutually agree to extend the agreement or execute a new interconnection agreement. If a new interconnection agreement is entered into with Telmex, its terms and conditions (including interconnection rates) may not permit us to offer services that are both profitable and competitive. In addition, if the SCT (Secretaria de Comunicaciones y Transportes), the Mexican telecommunications regulatory authority, ceased to regulate Telmex's pricing, the resulting competitive climate could have a material adverse effect on our business and results of operations.

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

Under Mexican law, our concessions could be expropriated or temporarily seized.

     In accordance with the Federal Telecommunications Law, public telecommunications networks are considered part of the public domain. As provided in such law, the holders of concessions to install, operate or develop a public telecommunications network are subject to the terms and conditions imposed by the Federal Telecommunications Law and those included in the concession agreement itself. Among other limitations, the Federal
Telecommunications Law provides that:

     o the rights and obligations granted by the concessions to install, operate and develop a public telecommunications network can only be assigned, in whole or in party, with the prior authorization of the SCT;

     o our concession, nor the rights granted therein or the assets related thereto, cannot be assigned, encumbered, pledged, mortgaged, or sold to a foreign country or government; and

     o the Mexican government, through the SCT, may expropriate or temporarily seize all assets related to any of our concessions in the event of natural disaster, war, significant public disturbance or threats to internal peace and for other reasons of economic or public order.

     Mexican law provides for compensation in connection with direct losses and damages related to expropriation or temporary seizure, except in the case of war. However, there can be no assurance that we will receive compensation equivalent to the value of our investment in our concessions and related assets in the event of such action or whether such compensation will be received in a timely manner. Mexican law does not prevent us from granting liens to creditors (other than foreign countries or governments) relating to our concessions and their related assets as long as we comply with certain procedural laws; however, in the event that such liens are enforced, any applicable assignee must comply with the requirements that the Federal Telecommunications Law establishes in relation to assignees of concessions including, among others, the requirement to receive the authorization of the SCT.

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

     Telmex, as the former state-owned telecommunications monopoly and dominant provider of local and other telecommunications services in Mexico, has significantly greater financial and other resources than those available to us. In addition, Telmex's nationwide network and concessions, as well as its established and long-standing customer base, give it a substantial competitive advantage over us. In addition, although not allowed by the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) enacted in 1995, referred to herein as the Mexican Telecommunications Law, and Telmex's concessions, Telmex may subsidize its long distance services with revenues obtained from its local services and as a result may be able to price its services at rates that are not profitable for us. We will face significant competition from Telmex in all the areas where we currently operate.

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

     The cost of acquiring a new customer is much higher than the cost of maintaining an existing customer. Accordingly, customer deactivations, or churn, could have a material negative impact on our operating income, even if we are able to obtain one new customer for each lost customer. Although our average monthly churn rate has decreased to approximately 1.1% during the year ended December 31, 2004 from 1.6% and 2.2% in 2003 and 2002, respectively, our churn rate was still higher than that of our main competitors. We believe that our churn rate was mainly due to customer deactivations resulting from non-payment of bills. If we experience a further increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our residential customers.

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

     As a result of a pending dispute among certain of our shareholders and us, if a matter requiring the approval of the majority of the Series C Voting Shares is approved without the affirmative vote of LAIF X sprl (a holder of some of our Series C voting shares), or a matter requiring the approval of one or more Series C Directors is approved without the affirmative vote of at least one director appointed by LAIF X sprl, there may be doubt as to the validity of such approval. LAIF X sprl has voted in favor of the issuance of the 2013 Senior Notes and no action is required at the Board of Directors level. See Item 4.B. "Business Overview --Legal Proceedings--Shareholdings Disputes."

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

     Mexican law provides that no more than 49% of the full voting stock of a Mexican corporation holding a concession to provide telecommunications services other than cellular services may be held by non-Mexicans. Non-Mexicans own 40.5% of our full voting stock. Any future sales of equity securities to non-Mexicans in excess of 49% of full voting stock must involve so-called "neutral" securities with limited or no voting rights or would require a proportional purchase of voting stock by Mexicans. This national ownership requirement may limit our ability to raise capital from non-Mexican investors in the future.

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

     Beginning in January 2001, however, and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico began to experience an economic slowdown marked by a decline in gross domestic product. In 2001, Mexico's gross domestic product shrank by 0.2% in real terms while the inflation rate was 4.4%, interest rates on 28-day CETES averaged 11.3% and the peso appreciated 4.8% in value (in nominal terms) relative to the US dollar. During 2002, as the United States and global economic slowdown continued, the Mexican real gross domestic product growth rate was 0.7%, the inflation rate was

5.7%, interest rates on 28-day CETES averaged 7.1% and the peso devalued 13.9% (in nominal terms) relative to the US dollar. During the year ended December 31, 2003, the inflation rate was 4.0%, interest rates on 28-day CETES averaged 6.2% and the peso devalued 7.7% (in nominal terms) relative to the US dollar.

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

     President Fox assumed office on December 1, 2000. While the transition from the previous administration was smooth, since assuming office, President Fox has encountered strong opposition to some of his proposed reforms from both houses of Mexican Congress, where opposition parties such as the PRI, the Partido de la Revolucion Democratica and/or the Partido Verde Ecologista de Mexico have frequently joined forces to block PAN initiatives. Further, on July 6, 2003, Mexican Congressional elections were held. The elections resulted in a reduction in the number of Congressional seats held by the PAN and an increase in the number of Congressional seats held by the PRI, among others. We expect that these events will intensify the current legislative gridlock in the Mexican Congress, which could lead to a further slowdown in the progress of political reforms in Mexico. This gridlock could have an adverse effect on us, including our business, financial condition, prospects and results of operations.

     Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. It is possible that political uncertainty may adversely affect financial markets.

High interest rates in Mexico could increase our financing costs.

     Mexico historically has had high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities, CETES, averaged 21.4%, 15.2% and 11.3% for 1999, 2000 and 2001, respectively. Although rates for 2002, 2003 and 2004 have lowered to 7.1%, 6.2% and 6.8%, respectively, we cannot assure you that interest rates will remain at their current rates. Thus, we may be forced to incur Mexican peso-denominated debt in the future at interest rates higher than the current rates.

We may lose money because of peso devaluation.

     While our revenues are almost entirely denominated in pesos, the substantial majority of our obligations, and all of our long-term debt, are denominated in US dollars. The value of the Mexican peso has been subject to significant fluctuations with respect to the US dollar in the past and may be subject to significant fluctuations in the future. During the year ended December 31, 2004, the peso was devalued by 0.2% (in nominal terms). Further declines in the value of the peso relative to the US dollar could adversely affect our ability to meet our US dollar-denominated obligations, including the 2013 Senior Notes. In addition, any further devaluation of the peso may negatively affect the value of Mexican securities such as the 2013 Senior Notes.

Our financial statements do not give you the same information as financial statements prepared under United States accounting principles.

     We prepare our financial statements in accordance with Mexican GAAP. These principles differ in significant respects from US GAAP, including the treatment of the capitalization of pre-operating expenses, the capitalization of interest and deferred income taxes and employees' profit sharing, and in the presentation of cash flow information. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation of US GAAP. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of companies in other countries. See Note 24 to the audited consolidated financial statements.

     Item 4. INFORMATION ON THE COMPANY

     A.   History and Development of the Company

     Axtel, S.A. de C.V. was founded in 1994. We are a variable capital corporation (sociedades anonimas de capital variable) organized under the laws of Mexico. In June 1996, we were awarded by the Mexican government a concession to install and operate a public telecommunications network for the offering of local and long distance telephony services in Mexico. In 1998 and 1999, we won several spectrum auctions, including for 60 MHz at 10.5 GHz for point-to-multipoint access, for 112 MHz at 15 GHz for point-to-point backhaul access, for 100 MHz at 23 GHz for point-to-point last mile access and for 50 MHz at 3.4 GHz for fixed wireless access, which together allow us to service the entire territory of Mexico. In June 1999, we launched commercial operations in the city of Monterrey. Our network currently reaches twelve of the largest metropolitan areas in Mexico (Mexico City, Monterrey, Guadalajara, Puebla, Toluca, Leon, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez and Tijuana), which represent more than 31% of the total population of Mexico. Due to our concentration of network facilities in business centers and upper income residential areas, we estimate that our current network coverage represents a significant portion of the total Mexican telephony and data telecommunications revenue opportunity. For a description of our principal capital expenditures, see Item 5. "Liquidity and Capital Resources."

     Our corporate offices are located at Blvd. Gustavo Diaz Ordaz km. 3.33 No. L-1, Col. Unidad San Pedro, San Pedro Garza Garcia, N.L., Mexico, CP 66215 (Telephone +52 (81) 8114-0000).

     Our agent for service in the United States is CT Corporation System, located at CT 111 Eighth Avenue, 13th Floor, New York, New York 10011.

     B.   Business Overview

Our Company

     We believe we are a leading telecommunications services provider in Mexico, offering a wide array of services, including local and long distance telephony, data and internet to business and residential customers. We believe that we are one of the largest and fastest growing integrated telecommunications companies in Mexico, with 453,519 lines in service as of December 31, 2004. For the year ended December 31, 2004, we generated revenues and operating income of Ps. 3,861.3 million (US$342.8 million) and Ps. 252.3 million (US$22.4 million), respectively.

     We hold concessions to offer local and long distance telecommunications services nationwide. We provide services using a hybrid wireline and fixed wireless local access network designed to optimize capital expenditures through the deployment of network access equipment based on specific customer requirements. Our current net-work last-mile access options include fixed wireless access, point-to-point and point-to-multipoint wireless technologies, as well as copper and metropolitan fiber rings. Since inception we have invested in the aggregate over Ps. 9,328 million in our network, which includes 12 digital switches, 265 fixed wireless access sites, 88 point-to-multipoint sites (of which 83 are within fixed wireless access sites) and 466 kilometers of metropolitan fiber optic rings.

     Our strategy is to continue to penetrate our existing markets by offering a comprehensive portfolio of high quality, facilities-based voice, data, internet and value-added communications services and to cost-effectively enter into selective new markets with high growth and revenue opportunity. Our approach is to bundle multiple voice, data and internet services into integrated telecommunications solutions for businesses and high-usage residential customers. For the year ended December 31, 2004, approximately 69% of our revenues were generated from business lines and 31% of our revenues were generated from residential lines. We estimate that our total lines represent approximately 9% of our total addressable market.

Competitive Strengths

     Leading Market Position. By being one of the first competitive providers to approach customers with bundled local, long distance voice and data services, we believe we are able to meet pent-up demand for an alternative service provider, as well as establishing brand awareness and customer relationships prior to market entry by emerging competitors. We have benefited from our first-competitor-to-market advantage by capturing what we estimate to be approximately 9% market share of our total addressable market in the twelve cities where we offer services. In Monterrey and Guadalajara, the first two markets where we launched operations in 1999, we estimate that we have achieved approximately 14% market share of our coverage market in both of these cities.

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

     Flexible, Technologically Advanced, Reliable Digital Network. Our hybrid fixed wireless and wireline local access network structure allows us to enter new markets quickly and cost-effectively. As a result, our return on our investment in network infrastructure is increased. By utilizing the FWA technology model, we are able to quickly cover a substantial geographic area with minimal initial capital expenditures. We do not incur incremental capital expenditures for last-mile connectivity until the customer subscribes to our service. As of December 31, 2004, our network consisted of 12 digital switches, 265 fixed wireless access sites, 88 point-to-multipoint sites (of which 83 are within fixed wireless access sites) and 466 kilometers of metropolitan fiber optic rings in order to service our 453,519 access lines.

     Compelling Financial Profile. We have a diversified revenue base, a favorable average revenue per user and a strong overall financial profile.

     o Diversified revenue base. Our wide array of service offerings and our 453,519 lines in service and over 288,379 customers provide us with a diverse revenue base.

     o Average Revenue Per User. Our business model targets business and high-usage residential customers. We believe this model allows us to achieve a favorable average revenue per user. For the year ended December 31, 2004, we had an average revenue per user of Ps. 662.6.

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

Strategy

     The key elements of our business strategy are:

     Target Service Sectors with High Profitability Potential. We have divided our target market into the mass market and business market. In the mass market we focus on high-usage residential, micro and small business customers. Within the business market we focus on medium and large businesses. We have developed differentiated, targeted telecommunications services plans designed to capture business and retain high-usage residential customers in each market segment. We believe that by focusing on the business and high-usage residential customers within a coverage area we are able to increase the return per dollar invested in our network infrastructure. For the year ended December 31, 2004, approximately 69% of our revenues were generated from business lines and 31% from residential lines.

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

     Continue to Expand Technologically Advanced Network Infrastructure. Since 1999, we have successfully launched operations in twelve cities. We continue to evaluate opportunities in other regions in order to enhance our coverage area. We believe that selectively expanding our network and coverage area will enhance our ability to acquire large business customers with multi-city operations, which we expect to result in higher revenues and margin improvements while minimizing capital expenditures.

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

     The following chart summarizes each component of our revenue sources for the year ended December 31, 2004:


Revenue Source                             % Revenue                               Description
---------------------------------       ---------------      --------------------------------------------------------
Local services...................             70%            We  generate   revenue  by  enabling  our  customers  to
                                                             originate  and  receive  an  unlimited  number  of calls
                                                             within a  defined  local  service  area.  Customers  are
                                                             charged an initial fee for  activating  the  service,  a
                                                             flat monthly fee for basic  service,  a per call fee and
                                                             a per minute usage fee, depending on the type of call.

Long distance services...........             10%            We  generate   revenues  by  providing   long   distance
                                                             services for our customers' completed calls.

Other services...................             20%            We generate  revenues by providing other services to our
                                                             customers such as internet,  data,  interconnection  and
                                                             dedicated  private line service,  as well as value-added
                                                             services   such  as  caller  ID,  call   waiting,   call
                                                             forwarding and voicemail.

-----------------------------------  ----------------------  ---------------------------------------------------------
               Total                         100%


     As of December 31, 2004 we offered the following products and services:

                              Products and Services


Voice                                                         Data
-----                                                         ----
o    Business and Residential Line                            o    Local and Domestic Private Lines
o    Long Distance                                            o    High Speed Private Lines
o    Digital Trunks                                           o    Co-location
o    Voicemail                                                o    Virtual Private Network -- MPLS
o    Centrex Line
o    Customer Premise Equipment -                             Internet
o    Telephone Sets, Key Systems and PBX                      o    Dial Up Internet
o    Call Waiting, Call Forwarding, Caller ID,                o    Dedicated Internet
      Conference Call                                         o    Web Hosting
o    Directory Assistance                                     o    Internet on Demand
o    Operator Services                                        o    Internet FWA
o    Automatic Dialing                                        o    Co-location
o    Unique Number
o    Prepaid Services                                         Bundles
o    Collect Calls                                            o    Axtel in a Box
o    Virtual Line                                             o    Axtel NeXt
o    Toll Free Services


Our Markets

     We launched commercial operations in June 1999 in the city of Monterrey. Our network currently reaches twelve of the largest metropolitan areas in Mexico (Mexico City, Monterrey, Guadalajara, Puebla, Toluca, Leon, Queretaro, San Luis Potosi, Saltillo, Aguascalientes, Cd. Juarez and Tijuana), which represent more than 31% of the total population of Mexico. As of December 31, 2004, we had 453,519 lines. Due to our concentration of network facilities in business centers and upper income residential areas, we estimate that the cities in which we operate represent the majority of the total Mexican telecommunications revenue opportunity.

     Our city roll-out was determined taking into consideration the following criteria:

     o Size of telecommunications opportunity. According to COFETEL, for the year ended December 31, 2004, nearly 63% of the number of net lines added by the 32 states in Mexico were concentrated in only 10 states:
          Mexico, Distrito Federal, Jalisco, Nuevo Leon, Veracruz, Baja California, Puebla, Guanajuato, Chihuahua and Tamaulipas. Eight of the twelve cities we currently serve are in these states and five of them are state capitals.

     o Regional economy. According to INEGI (Instituto Nacional de Estadistica Geografia e Informatica), in 2002, 57% of the total gross domestic product in Mexico was generated in the eight states in which we have a presence.

     o Operational synergies. To become more efficient in launching cities, we decided to open clusters of cities. The cities of Toluca and Puebla are close enough to Mexico City, Leon is close to Guadalajara and Saltillo is close to Monterey to allow for quick systems and operations integration and network buildout.

     Within these cities, studies were conducted using geographical, statistical and self-generated market research data to determine where the opportunity was concentrated. Our network has been built upon this comprehensive data allowing for fast penetration and cost-efficiency.

     Our "first-competitor-to-market" advantage has enabled us to capture what we estimate to be approximately 9% market share of our total addressable market in the twelve cities in which we offer services. In Monterrey and Guadalajara, the first two markets where we launched services, we estimate that we have achieved market shares of approximately 14% in both cities. In particular, in the business segment, we estimate that in Monterrey and Guadalajara we have achieved a 16.2% and 18.6% market share, respectively. The table below provides our access lines and estimated market share as of December 31, 2004 for each of the cities where we offer services.


                                          Market Share Within Coverage Market
                                                As of December 31, 2004

                                 Date               Residential                Business                 Total
          City                 Launched         Lines         Share        Lines      Share       Lines       Share
-----------------------     -------------    -----------  -----------   ---------- ------------  --------    --------
Monterrey                       June 1999        84,428       12.9%       47,648         16.2 %  132,076       14.0 %
Guadalajara                 December 1999        47,332       11.7%       32,993         18.6 %   80,325       13.8 %
Mexico City                    March 2000        94,490        8.5%       63,045          8.9 %  157,535        8.7 %
Puebla                       January 2001        17,082        6.5%       10,441         10.2 %   27,523        7.6 %
Toluca                       January 2001         7,647        5.8%        3,753          9.9 %   11,400        6.7 %
Leon                         January 2001         9,534        6.8%        8,810         15.6 %   18,344        9.3%
Queretaro                       July 2004         3,794        4.0%        2,735          6.9 %    6,529        4.9 %
San Luis Potosi                 July 2004         4,111        3.4%        3,017          6.4 %    7,128        4.2 %
Aguascalientes               October 2004         2,245        2.1%        1,726          4.7 %    3,971        2.7 %
Saltillo                     October 2004         1,762        1.9%        1,196          3.3 %    2,958        2.3 %
Cd. Juarez                  November 2004         1,738        1.7%         816           1.5 %    2,554        1.6 %
Tijuana                     November 2004         1,734        1.3%        1,442          2.8 %    3,176        1.8 %
                            -------------    -----------  -----------   ---------- ------------  --------    --------
Total 12 Cities                                 275,897        8.2%      177,622          10.8%  453,519         9.1%
                                             ===========  ===========   ========== ============  ========    ========


____________________________

Source:  Market share percentages are Company estimates.

     Our largest single customer is Nextel de Mexico, which provides telecommunications services to its customers through access to our network. We first entered into an agreement with Nextel de Mexico for the provision of our services in April 2001, and such agreement has been extended four times. Pursuant to the most recent agreement with Nextel de Mexico, we are guaranteed certain minimum levels of traffic through December 2005. This arrangement with Nextel de Mexico accounted for approximately 17% our net sales for the year ended December 31, 2004.

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

     Customer attrition, or churn, occurs primarily from our disconnecting customers for non-payment of bills but also when a customer chooses to switch to a competing service or to terminate service altogether. Churn results in the loss of future revenue from customers whose service is disconnected and limits our ability to recoup costs incurred in acquiring customers such as switching costs, commissions and costs incurred in connection with independent third-party verification. Our average monthly churn rate has declined to 1.1% during the year ended De-cember 31, 2004 from 1.6% and 2.2% for the same period in 2003 and 2002, respectively, as a result of management initiatives to improve customer retention as well as the billing and collection process.

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


                                       Fixed Wireless            Point-To-
                                        Access Sites        Multipoint Sites (2)        Switches        Fiber (Kms)
                                      ----------------      --------------------      ------------     -------------
Mexico.......................               101                      34                      3                154
Monterrey....................                55                      16                      2                109
Guadalajara..................                49                      11                      2                 89
Puebla.......................                18                       3                      1                 63
Toluca.......................                 8                       3                      1                  7
Leon.........................                10                       4                      1                 14
Queretaro(1).................                 5                       2                      0                  1
San Luis Potosi(1)...........                 3                       2                      0                  3
Saltillo(1) .................                 3                       3                      0                 15
Aguascalientes(1) ...........                 3                       2                      0                  3
Cd. Juarez...................                 4                       3                      1                  2
Tijuana......................                 6                       5                      1                  3
                                      ----------------      --------------------      ------------     -------------
     Total...................               265                      88                     12                466
                                      ================      ====================      ============     =============


_______________________

(1)  Uses Remote Switch.


(2) 83 of the Point-To-Multipoint Sites are within the Fixed Wireless Access Sites.


     In order to deliver superior network reliability, we have acquired advanced network technology and initially contracted network construction on a turn-key basis from proven industry participants. Since March 2002 we have built our network through the use of our own personnel and through certain Mexican third-party contractors. Our wireless network uses customer access equipment (manufactured by Airspan), microwave radios, DMS switching equipment and other equipment supplied by various other vendors including Nortel Networks and Siemens. Our internet platform uses Cisco's routing platform with Compaq servers and Microsoft software applications. Our fiber networks use Lucent Technology Allwave fiber and Nortel Networks DNX SDH equipment. The combination of these network components enables us to deliver network reliability, which we believe is superior to the incumbent's legacy network.

     Through our current use of fixed wireless access technology, we are able to provide our customers quality voice service and 64 Kbps data speeds. We consider fixed wireless access technology to be ideal for our residential and micro and small business customers. Fixed wireless access technology provides our customers with always-on data connections with speeds up to 96 Kbps by using an Internet Protocol interface and dynamic timeslot assignments, which improves the data rates experienced by customers and also increases our network efficiency.

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

     We have contracts with Telefonica Data de Mexico, a subsidiary of Telefonica de Espana, pursuant to which we acquired the right to use capacity in Telefonica's long haul fiber infrastructure which is located between the northern border of Mexico and Mexico City. Pursuant to such contracts Telefonica Data de Mexico has the right to use a pair of dark fibers in a portion of our metropolitan fiber rings.

     Network backbone

     As of December 31, 2004, our network backbone consisted of 466 kilometers of metropolitan fiber optic rings in the cities where we have presence. Our network is comprised of several technologies such as fixed wireless access, point-to-point, point-to-multipoint, copper and fiber. Six of the twelve cities we currently reach are served by a Nortel DMS-100 digital switch which collect all calls originated and terminated in our network.

     Switching

     We use Nortel's DMS-100 digital switches to route traffic within each city. These switches are capable of handling up to approximately 100,000 lines in a modular basis providing analog lines, E1 digital lines, digital high speed data services, centrex services and operator assisted service. In addition, they can provide private clear-channel digital lines, data transmission and value-added services such as four digit dialing, conference, call back, caller ID, call waiting, hot line and hunt group among others.

     Operational support systems

     Since launching operations, we have implemented and integrated an information technology architecture that is based upon SAP software for enterprise resource planning, CSG Systems International software for billing and an internally created customer relationship management system. These systems enable us to perform on-line sales and service provisioning. We have been able to manage customer requests, generate accurate bills and produce timely financial statements. We have also integrated Siebel's customer relationship management software into the core of our information technology architecture. These systems allow us to respond to customer requests with speed, quality and accuracy.

     We have also implemented an advanced network management system, which allows us to detect, diagnose and solve network problems in real time. This system is being expanded to integrate all network components in order to improve fault management and response times.

     In July 2003, we received authorization from the COFETEL to install and operate an international gateway, which allows us to establish interconnection agreements with other countries for incoming and outgoing traffic. Tariffs are applied to this international traffic in accordance with international settlement rates. See "--Interconnection--International settlement."

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

     o data, video, audio and video conference services, except for cable or other restricted television, continuous music or digital audio services; and

     o    credit or debit telephone cards.

     We have the required regulatory authority to provide such services to Mexico's entire population. Some of our concessions require us to offer services in certain geographic areas where we are not currently offering services. We have obtained waivers from COFETEL to comply with such requirements. We expect to maintain all of our concessions for each such geographic area where we do not presently offer our services. However, in the event that we were to lose our concessions for these areas where we do not presently offer our services, our concessions for the geographic areas where we do presently offer our services will not be adversely affected.

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

     In accordance with Mexican Telecommunications Regulations, we have established interconnection agreements as follows:

     Local interconnection

     We entered into an interconnection agreement with Telmex in March of 1999. This agreement included provisions concerning local switched interconnection, local non-switched interconnection, signaling, co-location and local transiting, and provided for an interconnection rate of US$0.00975 per minute. This interconnection agreement expires on December 31, 2005. Its terms and conditions (including the interconnection rate) are automatically extended after the expiration date until the parties mutually agree to extend the agreement or execute a new interconnection agreement subject to the approval of the competent authorities.

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

     Pursuant to those local interconnection contracts, we have established "bill and keep" agreements. Under the "bill and keep" agreements, if the imbalance between calls originated by a local carrier (Maxcom, Alestra, Telmex, Unefon, Telnor, etc.) and terminated by us and calls originated by us and terminated by such local carrier during a given month does not exceed a predetermined percentage, then no interconnection fees are payable by the net user of interconnection services. If the imbalances are in excess of the predetermined percentage, which is 18% to date, then the net user must pay all interconnection fees related to calls originated by it in that period. The bill and keep agreements contain exceptions regarding internet traffic, long duration calls, traffic generated by call centers, trunking operators and the traffic generated by new customers (for a six-month period) so that these will not affect the calculation of the permitted imbalance percentage currently at 18%. The prices and tariffs charged under these local interconnection agreements are denominated in US dollars and then converted into Mexican pesos based on monthly rates published by Banco de Mexico.

     Mobile interconnection

     We have reciprocal interconnection agreements with all-cellular providers, such as Telcel, Unefon, Iusacell and Telefonica Movil (including Cedetel, Novcel, Bajacel, Movitel and Pegaso PCS) within each of the local coverage areas in which we operate. As of December 31, 2004, the interconnection fee with the cellular carriers was Ps. 1.90 per minute for wireline to mobile interconnection under the "calling party pays" mode. For mobile to wireline calls, we receive US$0.00975 per minute from the mobile carrier.

     Long distance interconnection

     In our local operation, we have long distance interconnection agreements in place with major long distance carriers such as LADA (Telmex and Telnor Long Distance operation), Grupo Iusacell, Alestra, Marcatel, and Protel. Other long distance carriers transit traffic through Telmex. As of December 31, 2004, the interconnection fee we receive from long distance carriers was US$0.00975 per minute.

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

     In August 2004, COFETEL modified these rules. One of the most important modifications is the elimination of the "Rules of Proportional Return System." Mexican carriers entitled to operate an international gateway do not have any restriction on the volume of international traffic that they can terminate in Mexico, as long as they comply with the Mexican telecommunications regulations.

     In addition, each carrier is free to negotiate the applicable rates for international calls terminating in Mexico. Prior to its application, rates must be registered in COFETEL.

Customer Service

     A key element of our competitive strategy is to consistently provide reliable, responsive customer service. In order to achieve this goal, we have established a 24/7 operation customer service center for voice, data and inter-net services which is staffed by highly trained personnel. We have implemented a comprehensive training, testing and certification program for all staff that directly interacts with customers.

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

     To facilitate the reception of payments and to make the payment process convenient for customers, we have developed a number of payment reception channels. Some of these channels are:

     o    convenience stores;

     o    banks;

     o    Axtel MAPs (Axtel's Sales and Collection Points);

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

     We interconnect with and use Telmex's network to service our own customers and we are dependent upon Telmex to meet certain telecommunications needs of our customers and to maintain our service standards. In addition, because Telmex is the dominant provider of local telephony services, a significant number of our customers maintain an ongoing relationship with Telmex. Telmex has a presence throughout Mexico and its established and long-standing customer base gives it a substantial competitive advantage. See Item 3.D. "Risk Factors--We depend on Telmex for interconnection and we may be forced to pay higher interconnection fees in the futures, which could have a material adverse effect on our business and results of operations."

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

     Maxcom. Maxcom commenced operations in 1999 targeting residential and business customers in the cities of Puebla, Mexico City and recently in Queretaro. It has deployed a wireline network in these cities and after five years of operations, its customer base has grown to approximately 155,000 lines. We currently compete in Puebla, Queretaro and Mexico City and we believe we compete effectively on the basis of outstanding customer service and price.

Legal Proceedings

     We are currently party to the following material legal proceedings:

     Metronet Dispute

     In October 2002, Metronet, S.A. de C.V. ("Metronet") filed an action against us in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that we wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately US$3.8 million, plus other expenses and attorneys' fees. The trial court ruled against us. Then, on appeal, the State Superior Court of Appeals ruled in our favor, releasing us of any liability and responsibility. On November 12, 2004, Metronet requested constitutional review challenging such State Superior Court's decision.

     Spectrasite Dispute

     In March 2002, Spectrasite Communications Mexico, S. de R.L. de C.V. ("Spectrasite Mexico") filed an action against us in the 30th Civil Court in Mexico City. Spectrasite Mexico is seeking recovery of a deposit in the amount of US$13.0 million that Spectrasite Mexico made with us in connection with a proposed sale-leaseback of towers. We, in turn, countersued Spectrasite Mexico and Spectrasite Communications Inc. for breach of contract in a related action. If the court rules against us, the deposit will have to be reimbursed as will Spectrasite Mexico's legal costs and expenses and any other applicable amounts considered direct damages in accordance with applicable Mexican laws. If the court rules in our favor, we may be able to retain the deposit and/or any other applicable amounts considered as direct damages in accordance with applicable Mexican laws, in addition to receiving payment of our legal costs and expenses. On December 15, 2004, Spectrasite Communications Inc. was duly served. This procedure is in the discovery stage.

     Shareholdings Disputes

     In connection with an increase in our capital, approved on February 28, 2003, Telinor was entitled to subscribe for a certain number of voting shares. The subscription agreement tendered to us by Telinor recited that Telinor had assigned to Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. (collectively, "Blackstone") a portion of its subscription rights and that the voting shares representing that portion were to be subscribed for by Telinor, as a commercial agent for Blackstone, and issued in Telinor's name, for the account of Blackstone. As a result of the subscription, Series A voting shares were issued in Telinor's name. Subsequently, the portion of the voting shares issued in Telinor's name, which Telinor had advised us it was subscribing for the account of Blackstone, was exchanged for Series C voting shares. The record ownership of these Series C voting shares was placed in Blackstone's name. We and Telinor believe these actions were proper because Blackstone, as a non-Mexican investor, cannot hold our Series A voting shares. LAIF X sprl , a holder of Series C voting shares, asserts that it would own a majority of the Series C voting shares absent Blackstone's ownership of Series C voting shares, and disputes the validity of what it characterizes as the issuance of Series C voting shares to Blackstone, based on what LAIF X sprl asserts was an impermissible conversion of Series A voting shares into Series C voting shares. LAIF X sprl also asserts that Blackstone's holding of Series C voting shares is invalid and that our current board of directors was not properly constituted because the directors representing the Series C shareholders, elected with Blackstone's vote, were not properly elected. The subscription agreement submitted to us by LAIF X sprl states that Worldtel Mexico Telecom Limited ("WorldTel") assigned its subscription rights to participate in the capital call to its direct shareholders, among which LAIF IV Ltd. was an assignee. It also states that LAIF IV Ltd. thereafter re-assigned its rights to subscribe its pro-rata share of Axtel shares to LAIF X sprl, which in turn subscribed and paid for some of our shares arising out of the capital call. Prior to such subscription and payment for Axtel shares by LAIF X sprl, Telinor had subscribed and paid in full the entire capital call, subject to WorldTel's exercise of pre-emptive rights. As a consequence of LAIF X sprl's subscription, we refunded to Telinor the amount paid by LAIF X sprl.

     These disputes have evolved as follows:

     LAIF X Mexican Litigation:

     On or about October 24, 2003, LAIF X sprl filed a petition before the civil trial court located in Monterrey (Mexico), seeking preliminary injunctive relief consisting of an order to suspend the effectiveness of the resolutions adopted during the meeting of our shareholders held on October 9, 2003, with respect to the appointment of members of our board of directors by the holders of Series C shares, pending the resolution of the dispute through the dispute resolution process set forth in our bylaws. The civil trial court denied the admission of such petition and ordered its dismissal on November 14, 2003; the State Superior Court of Appeals (Sala Novena Civil) confirmed such dismissal on March 18, 2004. LAIF X sprl requested constitutional review on April 20, 2004, challenging the State Superior Court's decision confirming the dismissal by the civil trial court. The Federal District Court denied such relief and confirmed the dismissal. LAIF X sprl requested review by the Federal Circuit Court of the decision rendered by the Federal District Court; final decision by the Federal Circuit Court is still pending.

     LAIF X Arbitral Proceeding:

     On December 23, 2003, LAIF X sprl filed a Demand for Arbitration before the International Centre for Dispute Resolution of the American Arbitration Association against us, Telinor and Blackstone (collectively "respondents"). In this arbitral proceeding, LAIF X sprl seeks among other relief, (a) a declaration that the allocation of the Series C shares to Blackstone was not made in compliance with our bylaws, (b) an order to nullify the Series C shares allocated to Blackstone, to cancel the corresponding stock certificates and to re-issue instead the same number of Series A shares to Telinor, (c) an order to remove the Series C directors appointed during the Ordinary Shareholders Meeting held on October 9, 2003 and to hold a Special Meeting of the Series C shareholders to elect new Series C directors and (d) damages for an unspecified amount. LAIF X amended its complaint in March 2004, requesting a declaration that LAIF X sprl is a legitimate shareholder of the Company. Each of the respondents filed their answers to LAIF X sprl's Demand for Arbitration and requested, among other things, (a) the dismissal of the arbitration for lack of an arbitrable dispute, (b) alternatively, a stay of the arbitration until resolution of the pending litigation filed by Telinor in Mexico challenging LAIF X sprl status as a shareholder of the Company (more fully described below under the caption Telinor Mexican Litigation) and (c) a denial of LAIF X sprl's request for relief in its entirety and a declaration that our issuance of Series A shares to Telinor, as agent for Blackstone, and the subsequent exchange of those shares for Series C shares, were properly executed in accordance with the resolutions of our Extraordinary Shareholders Meeting dated February 28, 2003, our bylaws and Mexican law. Respondents have also challenged on jurisdictional grounds the Tribunal's right to consider the issue of whether LAIF X is a legitimate shareholder of the Company. The hearing on the merits of this matter was scheduled for early December 2004. Upon agreement of the parties and consent of the arbitrators, the hearing is being rescheduled to a later date in order to give the parties an opportunity to resolve the matters raised in the arbitration in a consensual manner.

     Telinor Mexican Litigation:

     On or about January 26, 2004, Telinor filed a lawsuit in Monterrey (Mexico) against LAIF IV Ltd., LAIF X sprl and Axtel. In this lawsuit, Telinor is challenging the validity of an assignment of pre-emptive subscription rights by LAIF IV Ltd. in favor of LAIF X sprl, and as a consequence thereof, the validity of the subscription of shares made by LAIF X sprl in us. If Telinor prevails, the re-assignment of pre-emptive subscription rights by LAIF IV Ltd. in favor of LAIF X sprl may be judicially declared invalid, LAIF X sprl's status as a shareholder of Axtel may be revoked, and the shares subscribed by LAIF X sprl may be judicially allocated to Telinor. This action has not yet been served upon defendants. As noted, LAIF X sprl has raised in the arbitration described above the question of its status as a legitimate shareholder of us; therefore, at this stage, we cannot predict how or where this issue will be finally adjudicated.

     LAIF X New York Litigation:

     On or about February 17, 2004, LAIF X sprl filed a petition against us, Blackstone and Telinor (the "respondents") before the United States District Court for the Southern District of New York, in order to (a) compel the respondents to arbitrate any and all disputes with LAIF X sprl arising directly or indirectly out of our bylaws, and (b) to obtain injunctive relief and enjoin the respondents from commencing or pursuing any lawsuit against LAIF X sprl its affiliates, employees, officers, and agents, including the Telinor Mexican Litigation described above, arising directly or indirectly out of our bylaws in any jurisdiction absent a prior determination by the arbitration tribunal that such action would indeed be outside the scope of its jurisdiction. The District Court denied LAIF X sprl's petition as to all respondents. In November 2004, the Second Circuit Court of Appeals affirmed the District Court's order.

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

     C. Organizational Structure

     Our major investors are Telinor Telefonia, S. de R.L. de C.V. ("Telinor"), a company formed in 1994 by a group of Monterrey businessmen including Tomas Milmo Santos, Tomas Milmo Zambrano, Lorenzo Zambrano Trevino and Alberto Santos de Hoyos; LAIF X sprl, an affiliate of AIG-GE Capital Latin American Infrastructure Fund L.P.; and The Blackstone Group, a New York-based investment group. Telinor holds 59.5% of our voting stock and has a 54.3% economic interest in us. LAIF X sprl holds 15.7% of our voting stock and has a 14.3% economic interest in us. The Blackstone Group holds 14.1% of our voting shares and has an 11.9% economic interest in us. Some of our other direct investors include Tapazeca sprl (an affiliate of The Soros Group), New Hampshire Insurance Company (an affiliate of American International Group, or AIG) and Nortel Networks Limited.

     The following table sets forth our significant subsidiaries as of the date of this annual report:



                                                            Jurisdiction of     Percentage
     Name of Company                                         Incorporation         Owned
     ---------------                                        ---------------     ----------
     Impulsora e Inmobiliaria Regional, S.A. de C.V.            Mexico            99.998%
     Instalaciones y Contrataciones, S.A. de C.V.               Mexico            99.998%
     Servicios Axtel, S.A. de C.V.                              Mexico            99.998%


     D. Property, Plants and Equipment

     All of our properties are located in Mexico. Our corporate headquarters are located in Monterrey, Mexico. Our Monterrey office consists of 39,779 square meters, and the lease on this property expires in 2015. We also own eight buildings throughout the twelve cities where we operate. These are the facilities in which we have installed our switches and administrative offices. We have over 200 towers on leased land throughout our service areas.

     Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Form 20-F. The following discussion includes certain forward-looking statements. For a discus-sion of important factors, including the continuing development of our business, actions of regulatory authorities and competitors and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see Item 3.D. "Risk Factors."

Overview

     We provide bundled local and long distance voice services, as well as data and internet services. Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return achieved on our investment in infrastructure, sales and marketing and distribution. Long distance services, for example, have been a significant source of revenue, but would not be cost-effective to provide as a stand-alone service offering because of the significant downward pricing pressure on long distance services in Mexico. In addition, we believe we have found that customers prefer to purchase their telecommunications services from a single provider and receive a single bill. We believe customer loyalty is increased with the provision of additional services, resulting in a lower customer churn rate.

Key performance indicators

     Management evaluates the performance of the Company by tracking the following indicators:


                                    2002                            2003                            2004
                      ------------------------------  --------------------------------  ---------------------------------
                        Q1      Q2      Q3      Q4       Q1      Q2      Q3       Q4      Q1       Q2      Q3      Q4
                      ------  -----   -----   -----   ------   -----   -----    ------  ------   -----   -----   --------
Revenues(1).......     593.8  647.0   660.7   685.1    701.1   749.0   787.6    841.5    898.1   926.8   996.2   1,040.3
Cost of Revenues and
Operating Expenses(1) (498.3)(505.0) (491.2) (482.6)  (483.1) (511.4) (515.1)  (543.4)  (585.6) (610.5) (671.3)   (740.4)
Access Lines(2)(4)     290.7  285.7   289.0   295.1    300.2   311.1   332.7    349.1    369.2   388.2   418.0     453.5
Average Revenue Per
User (3)(4).......     604.4  667.4   680.8   692.5    690.9   717.8   707.8    688.2    671.7   676.2   668.9     633.3


__________________________

(1)  Amounts in constant Ps. in millions as of December 31, 2004.

(2)  Amounts in thousands at end of period.

(3)  Amounts in constant Ps. as of December 31, 2004.

(4)  Data for Average Revenue Per User and Access Lines is unaudited.


Revenues

     We derive our revenues from:

     o Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged an initial fee for activating the service, a flat monthly fee for basic service, a per call fee and a per minute usage fee for calls completed on a cellular line ("calling party pays" or "CPP calls").

     o Long distance services. We generate revenues by providing long distance services for our customers' completed calls.

     o Other services. We generate revenues by providing other services to our customers which include internet, data, interconnection and dedicated private line service, as well as value-added services such as caller ID, call waiting, call forwarding and voicemail.

     The following summarizes our revenues and percentage of revenues from operations from these sources:


                                                 Revenues (1)                             % of Revenues
                               ---------------------------------------------------  ----------------------------------
                                           Year ended December 31,                   Year Ended December 31,
        Revenue Source              2001        2002         2003         2004         2001     2002     2003    2004
                               ------------  -----------  -----------  -----------  --------  -------- -------- ------
Local calling services...       Ps. 1,748.1  Ps. 1,932.6  Ps. 2,300.0  Ps. 2,722.1     73.9%    74.7%    74.7%   70.5%

Long distance services...             316.2        305.6        312.3        381.9     13.4%    11.8%    10.1%    9.9%
Other services...........             301.3        348.4        466.9        757.4     12.7%    13.5%    15.2%   19.6%
                               ------------  -----------  -----------  -----------  --------  -------- -------- ------
Total....................       Ps. 2,365.5  Ps. 2,586.6  Ps. 3,079.2  Ps. 3,861.3    100.0%   100.0%   100.0%  100.0%
                               ============  ===========  ===========  ===========  ========  ======== ======== ======


______________________

(1)  Amounts in constant Ps. in millions as of December 31, 2004.


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

Average Revenue Per User

     Average revenue per user is used as an industry-standard measurement of a telecommunications company's ability to maximize the amount of revenue it derives from each customer in light of the amount of capital expenditures made to attract such customer. This measurement allows us to gauge our return on investment as compared with both our domestic competitors in Mexico as well as other telecommunication services providers abroad.

Debt Repurchase

     During the first quarter of 2003, we implemented a significant restructuring of our debt and equity and entered into agreements to replace our most significant supply contracts. From the commencement of the roll-out of our network, Nortel Networks had been our main supplier of network equipment and our most significant lender. As of December 31, 2002, our total indebtedness to Nortel Networks was US$511.5 million. After extensive negotiations, we agreed with Nortel to repurchase this debt in exchange for (i) non-voting shares of our stock representing 9.9% of our total outstanding shares, (ii) a cash payment of US$125.2 million and (iii) a promissory note in the face amount of US$24.2 million. These debt repurchase transactions resulted in a net gain for financial statement purposes of US$168.9 million recorded in March 2003 and additional shareholder's equity of US$60.0 million. Although there was no negative impact on our cash flow in terms of accrued tax liabilities in connection with these transactions, we did decrease our accumulated Net Operating Losses and tax loss carryforwards due to the financial gain. In December 2003, the promissory note in the amount of US$24.2 million in favor of Nortel was repaid in full with the net proceeds received in connection with the initial issuance of the 2013 Senior Notes.

     As part of the Nortel debt repurchase transaction, we renegotiated our supply arrangements with Nortel, and entered into five agreements: three agreements relating to the provision of fixed wireless access equipment, and two agreements relating to the provision of non-fixed wireless access equipment. Under such agreements, we assumed certain purchase obligations, including: (i) the obligation to purchase not less than 25,000 RSS units (customer premise equipment) in year 2003; 20,000 customer premise equipment units in year 2004; 25,000 customer premise equipment units in year 2005; 30,000 customer premise equipment units in year 2006; and 35,000 customer premise equipment units in year 2007; (ii) the obligation to purchase not less than 20 radio base station units in year

2003; 30 radio base station units in year 2004; and 20 radio base station units in each of years 2005, 2006 and 2007; (iii) the obligation to purchase a minimum amount of US$0.6 million during year 2003 and US$2.1 million during each of the following four years. In addition, as part of these agreements, we are obligated to make yearly payments of US$3.8 million for technical services regarding our fixed wireless access platform. On December 23, 2003, Airspan Communications Limited ("Airspan") acquired Nortel's fixed wireless access business, assuming Nortel's rights and obligations under some of these agreements.

     Bell Canada International Limited, a former shareholder, was also a party to a certain Technical Services Agreement and a Secondment Agreement with us. BCI has embarked upon a Canadian court ordered plan of dissolution. In connection with our on-going capital needs and BCI's plans to dissolve, we agreed to pay BCI US$15.6 million to terminate all the rights and obligations of both parties under the two agreements, including our obligation to pay fees in the future based on our financial performance, and in full settlement of any and all claims that BCI may have against us arising out of or related to the Secondment Agreement and the Technical Services Agreement that we previously entered into. Such US$15.6 million amount was evidenced by a cash payment of US$2.7 million on May 30, 2003 and three non-negotiable promissory notes: (a) US$1.1 million paid on June 30, 2003; (b) US$1.1 million paid on September 20, 2003; and (c) US$1.2 million payable on December 31, 2003. In addition, we issued in favor of BCI another promissory note with a future value of US$9.3 million payable in June 2006. Due to these transactions with BCI, in 2003, we recorded an extraordinary expense of US$10.7 million. In December 2003, all amounts owed to BCI were repaid in full with the net proceeds received in connection with the initial issuance of the 2013 Senior Notes.

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

Year Over Year Comparisons

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

     Revenues from Operations

     Revenues from operations increased to Ps. 3,861.3 million for year 2004 from Ps. 3,079.2 million for the year ended 2003, an increase of Ps. 782.1 million, or 25%. The number of access lines increased to 453,519 from 349,144, an increase of 30%, and our average revenue per user decreased to Ps. 662.6 from Ps. 701.3. During the year 2004, we expanded our coverage to six new cities as a result of which, combined with new and innovative commercial offers, we were able to increase the number of lines in service, having a favorable impact on the 2004 revenues.

     Local services. Local service revenues increased to Ps. 2,722.1 million for year 2004 from Ps. 2,300.0 mil-lion for the year ended 2003, an increase of Ps.
422.0 million, or 18%. These increases were primarily due to higher monthly rent and cellular consumption driven by specifically targeted offers to capture high consumption customers.

     Long distance services. Long distance services revenues increased to Ps.
381.9 million for 2004 from Ps. 312.3 million for 2003, an increase of Ps. 69.6 million, or 22%. This is a consequence of a higher number of access lines.

     Other services. Revenue from other services increased to Ps. 757.4 million in the year 2004 from Ps. 466.9 million during 2003, an increase of Ps. 290.5 million, or 62%. The increase was due to a higher termination of calls in our network, increase in international traffic through our international gateway and more subscription of our value added services.

     Cost of Revenues and Operating Expenses

     Cost of Revenues. Cost of revenues from operations increased to Ps. 1,229.5 million for 2004 from Ps. 852.6 million in 2003, an increase of Ps. 376.9 million, or 44%. This growth was due primarily to a Ps. 223.8 million increase in our underlying costs related to calling party pays calls, and Ps. 148.6 increased long distance costs due to our augment in access lines during the year.

     Operating expenses. Operating expenses for the year 2004 grew Ps. 177.9 million, totaling Ps. 1,378.3 mil-lion. During the year 2003 this amount was Ps. 1,200.4 million. This increase was attributable primarily to increases in rents, salaries, maintenance and outsourcing fees, which were in connection with our geographical expansion. Also the increase in expenses was partially offset by an uncollectible reserve reduction attributable to our more stringent collection policies.

     Depreciation and Amortization. Depreciation and amortization from continuing operations increased to Ps. 1,001.2 million for 2004 from Ps. 907.6 million for the year 2003, an increase of Ps. 93.5 million, or 10%. This increase in depreciation and amortization reflects the Company's growth and capital expenditures.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

     Revenues from Operations

     Revenues from operations increased to Ps. 3,079.2 million for year 2003 from Ps. 2,586.6 million for the year ended 2002, an increase of Ps. 492.7 million, or 19%. The number of access lines increased to 349,144 from 295,141, an increase of 18%, and our average revenue per user increased to Ps. 686.8 from Ps. 647.9. During the year 2003, we launched new and innovative commercial offers, thus allowing us to increase the number of lines in service, which had a favorable impact on the 2003 revenues.

     Local services. Local service revenues increased to Ps. 2,300.0 million for the year ended 2003 from Ps. 1,932.6 million for the year ended 2002, an increase of Ps. 367.5 million, or 19%. These increases were primarily due to higher monthly rent and cellular consumption driven by specifically targeted offers to capture high consumption customers.

     Long distance services. Long distance services revenues increased to Ps.
312.3 million for the year ended 2003 from Ps. 305.6 million for the year ended 2002, an increase of Ps. 6.6 million, or 2%. This is a consequence of a higher number of lines in use during the year.

     Other services. Revenue from other services increased to Ps. 466.9 million in 2003 from Ps. 348.4 million in 2002, an increase of Ps. 118.5 million, or 34%. The increase was due to different factors, including but not limited to the following: higher termination of calls in our network, increase in international traffic through our international gateway and more subscription of our value added services.

     Cost of Revenues and Operating Expenses

     Cost of Revenues. Cost of revenues from operations increased to Ps. 852.6 million for the year ended 2003 from Ps. 645.7 million for the year ended 2002, an increase of Ps. 206.9 million, or 32%. This increase was due primarily to a Ps. 206.6 million increase in our underlying costs related to calling party pays call revenues.

     Operating expenses. Operating expenses decreased to Ps. 1,200.4 million for the year ended 2003 from Ps. 1,331.5 million for the year ended 2002, a decrease of Ps. 131.1 million, or 10%. This decrease was attributable mainly to the improvements made on collections policies/processes which resulted in less provision for doubtful accounts.

     Depreciation and Amortization. Depreciation and amortization from continuing operations increased to Ps. 907.6 million for the year ended 2003 from Ps. 854.9 million for the year ended 2002, an increase of Ps. 52.8 mil-lion, or 6%. This increase in depreciation and amortization goes in line with the Company's growth and investments.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

     Revenues from Operations

     Revenues from operations increased to Ps. 2,586.6 million for year 2002 from Ps. 2,365.5 million for the year ended 2001, an increase of Ps. 221.0 million, or 9%. The number of access lines increased to 295,141 from 290,132, an increase of 2%, and our average revenue per user increased to Ps. 647.9 from Ps.
595.8. During the year 2001, we commenced offering our services in three new cities, Puebla, Toluca and Leon, which contributed positively to the increase in revenue and customer base in 2002. We derived our revenues from the following sources:

     Local services. Local service revenues increased to Ps. 1,932.6 million for the year ended 2002 from Ps. 1,748.1 million for the year ended 2001, an increase of Ps. 184.5 million, or 11%. This increase was primarily due to the increase in consumption levels in cellular and measured service on a per line basis as a result of the acquisition of high consumption customers through the development of offers specifically targeted to such customers.

     Long distance services. Long distance services revenues decreased to Ps.
305.6 million for the year ended 2002 from Ps. 316.2 million for the year ended 2001, a decrease of Ps. 10.6 million, or 3%, due to a lower consumption on a per line basis following the introduction of alternative options to complete long distance traffic, like trunking services, voice over IP, among others.

     Other services. Revenue from other services increased to Ps. 348.4 million in 2002 from Ps. 301.3 million in 2001, an increase of Ps. 47.1 million, or 16%.

     Cost of Revenues and Operating Expenses

     Cost of Revenues. Cost of revenues from operations increased to Ps. 645.7 million for the year ended 2002 from Ps. 549.8 million for the year ended 2001, an increase of Ps. 95.9 million, or 17%. This increase was due primarily to a Ps. 134.3 million increase in our underlying costs related to calling party pays call revenues, which was partially offset by a decrease in the cost of investing related to a reduction in gross additions over the prior year.

     Operating expenses. Operating expenses from operations decreased to Ps. 1,331.5 million for the year ended 2002 from Ps. 1,732.5 million for the year ended 2001, a decrease of Ps. 401.0 million, or 23%. This de-crease was attributable primarily to a significant reduction in bad debt expense due to an improved customer profile, as well as a significant rationalization of our workforce.

     Depreciation and Amortization. Depreciation and amortization from continuing operations increased to Ps. 854.9 million for the year ended 2002 from Ps. 680.0 million for the year ended 2001, an increase of Ps. 174.9 mil-lion, or 26%. This increase in depreciation and amortization expense reflects the continuing expansion of our asset base.

Liquidity and Capital Resources

     Historically we have relied primarily on vendor financing, private equity contributions, internal cash from operations and the proceeds from bank debt to fund our operations, capital expenditures and working capital requirements. After giving effect to the offerings of the 2013 Senior Notes and the net proceeds therefrom, we believe that we will be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations. We will continue to focus on investments in fixed assets and working capital management, including the collection of accounts receivable and management of accounts payable. Net cash provided by operating activities was Ps. 1,183.0 million, Ps. 168.4 million and Ps. (12.2) million for the years ended December 31, 2004, 2003 and 2002, respectively.

     Net cash used in investing activities was Ps. 1,603.4 million, Ps. 587.2 million and Ps. 597.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. These cash flows primarily reflect investments in fixed assets of Ps. 1,532.6 million, Ps. 485.3 million and Ps. 596.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

     Net cash provided by (used in) financing activities from continuing operations was Ps. (93.6) million, Ps. 1,142.3 million and Ps. 813.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

     Since our inception, we have invested over Ps. 9,328 million as we built out our infrastructure. Our total investment in fixed assets was approximately Ps. 1,532.6 million in 2004. We expect to make additional investments in future years as we selectively expand our network into other areas of Mexico in order to exploit market opportunities as well as to maintain our existing network and facilities.

     Market risks

     Our primary foreign currency exposure relates to our US dollar-denominated debt. Most of our debt obligations at December 31, 2004 were denominated in US dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet obligations. On March 29, 2004, we entered into a swap transaction under which we will pay the swap counterparty approximately Ps. 79 million semiannually and, on the same date, the swap counterparty will pay us approximately US$6.2 million. This transaction will cease in December 2008. In certain events we will have to transfer collateral to the swap counterparty to protect it from exposure to us arising from the swap transaction.

     Prior to entering into foreign currency hedging contracts, we evaluate the counterparties' credit ratings. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. We do not currently anticipate non-performance by such counterparties.

     The exchange rate of the peso to the US dollar is a freely floating rate and the peso has experienced significant devaluations in previous years. Any significant decrease in the value of the peso relative to the US dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes.

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

     Summary of contractual obligations

     The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.


                                                               Less than                                  More than 5
                                                  Total         1 year       1-3 years      3-5 years        years
                                               ---------     ------------    ---------      ---------     -----------
                                                                    pro forma, payments due by period
                                                                           (US$ in millions)
Debt maturing within one year..........            14.9           14.9            --             --              --
Long-term debt.........................           254.7            --              4.7           --            250.0



                                                               Less than                                  More than 5
                                                  Total         1 year       1-3 years      3-5 years        years
                                               ---------     ------------    ---------      ---------     -----------
                                                                    pro forma, payments due by period
                                                                           (US$ in millions)

Operating leases.......................             7.3            3.5            3.8           0.0            --
Nortel.................................            10.9            2.7            3.2           5.0            --
Airspan................................            38.7           28.7           10.0           --              --
                                               ---------     ------------    ---------      ---------     -----------
Total contractual cash obligation......           326.5           49.8           21.7           5.0          250.0
                                               =========     ============    =========      =========     ===========


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

     Vacations. Under Mexican GAAP, vacation expenses were recognized when taken, rather than in the period when they are earned by an employee, as is required under US GAAP. Beginning in January of 2003, Mexican GAAP required the recognition of vacation expenses when earned.

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

     Peso devaluation has contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% in 1998. In 1999, 2000 and 2001, the inflation rate decreased to 12.3%, 9.0% and 4.4%, respectively. In 2002, 2003 and 2004, the inflation rate was 5.7%, 4.0% and 5.5%, respectively.

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

     Recent accounting pronouncements under US GAAP

     In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for us as of January 1, 2006.

     In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement will be effective for us for non-monetary asset exchanges occurring on or after January 1, 2006.

Critical Accounting Policies

     Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican GAAP, which differ in significant respects from respects from US GAAP. See note 24 to our consolidated financial statements, included elsewhere in this Form 20-F, for a description of the principal differences between Mexican GAAP and US GAAP as they relate to us.

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

     Significant judgment is required to appropriately assess the amounts of tax assets. We record tax assets when we believe there will be enough future taxable income for the realization of such deductible temporary differ-ence. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

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

     Based on the provisions and interpretations of SAB 101, for purposes of the US GAAP reconciliation, we have deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on our experience. The net effect of the deferral and amortization is presented in the above US GAAP reconciliation.

     Estimated Useful Lives of Plant, Property and Equipment

     We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2004, 2003 and 2002 to Ps. 896.7 million, 814.8 million and
763.4 million., which amounts represent 25%, 28% and 27% or our operating costs and expenses respectively.

     The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments.

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

     The following table presents information concerning our current directors and executive officers:


Name                                          Age                    Position
----                                          ---                    --------
Tomas Milmo Santos......................      40     Chairman, Series A Director and Chief Executive Officer
Patricio Jimenez Barrera................      39     Chief Financial Officer
Andres Velazquez Romero.................      39     Regional Executive Director
Samuel Lee Belmonte.....................      39     Regional Executive Director
Ivan Alonso Hernandez...................      40     Chief Technology Officer
Rafael Garza Blanc......................      56     Human Resources Vice President
Tomas Milmo Zambrano....................      69     Series A Director
Alberto Santos de Hoyos.................      63     Series A Director
Lorenzo Zambrano Trevino................      60     Series A Director
Alberto Garza Santos....................      40     Series A Director
Hector Medina Aguiar....................      53     Series A Director
Everett J. Santos(1)....................      64     Series C Director
Bertrand Guillot(1).....................      41     Series C Director
Iain Aitken(1)..........................      49     Series C Director
Lawrence H.  Guffey(1)..................      36     Series C Director
Gabriel Montana(1)......................      34     Series C Alternate Director(2)
Patricio D'Apice(1).....................      34     Series C Alternate Director(2)
Benjamin Jenkins(1).....................      33     Series C Alternate Director(2)


_________________________

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

     Andres Velazquez Romero has held the position of Regional Executive Director of Axtel since May 2002. Prior to his present position, Mr. Velazquez held the Treasurer and Administrative Director positions at Axtel. Mr. Velazquez has been responsible for treasury, risk management, credit lines, funding structure and foreign exchange for a number of banking institutions. Prior to joining Axtel, he was the COO in charge of the Banca Serfin International Agency in New York. Mr. Velazquez holds a degree in Economics from the ITAM in Mexico City.

     Samuel Lee Belmonte has held the position of Regional Executive Director of Axtel since May 2002. Prior to his present position, Mr. Lee held the Engineering Director position at Axtel. Mr. Lee has 17 years of experience in operations and telecommunications areas. He has been responsible for the technical support of large national companies. Prior to joining Axtel, he was Product Development Director with Iusacell. Mr. Lee holds a B.S. degree in Electronic Systems Engineering and an M.B.A.

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

     Bertrand F. Guillot has been a Series C Director of Axtel since October 2003. Mr. Guillot is the director of the Private Equity Latin America Group of AIG Global Investment Corp. He is also co-founder of WestNord, an investment bank boutique specializing in debt and equity raising for projects and mergers and acquisitions. Previously, he was the Director, Media & Telecom Project Finance Head, Senior Vice President and Relationship Management Head of ANZ Investment Bank. He was also the vice-president of the Telecom Unit Head within the Project Finance Group of Citibank N.A. He has been directly involved in private equity and project finance in emerg-ing markets for the past 10 years. Mr. Guillot studied in Paris, London and Madrid. He holds a Baccalaureat in Economics and an International Finance degree from the European Business School.

     Iain Aitken has been a Series C Director of Axtel since October 2003. Mr. Aitken is a Director of Bedminster Capital Management LLC, an advisor to Soros Funds Management LLC, focusing primarily on private equity transactions. Prior to joining Bedminster/Soros in September 2000, Mr. Aitken was engaged in his private consultancy practice, advising clients on restructuring and real estate matters. From 1991 to 1999, Mr. Aitken served as a Senior Vice President of ABN AMRO Bank N.V., one of the world's largest financial institutions, engaged in real estate and corporate debt restructuring. Previously, he served in a number of corporate banking positions in New York with the European American Banking Corporation (EABC), an investment company representing a consortium of European Banks, including ABN. Mr. Aitken was seconded to EABC having served in London with the International Division of Midland Bank PLC, another consortium member. Mr. Aitken is currently a director of Hainan Airlines Co., Limited (China), Batavia Investment Fund Limited and Philippine Discovery Investment Company Ltd. He holds a B.A. degree in Monetary Economics from the University of Stirling in Scotland.

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

     B. Compensation

     For the year ended December 31, 2004, the aggregate compensation, including benefits, we paid to our directors, alternate directors and executive officers for services in all capacities was approximately $2.8 million.

     In 2004, we and our subsidiaries incurred no costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to retirement plans or pension plans.

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

     D. Employees

     For the years ended December 31, 2002, 2003 and 2004, we had 2,125, 2,119 and 2,566 employees, respectively. All of our employees, except our executive officers and certain other managers, are members of one of two labor unions. We believe we have good relationships with our employees and their respective unions.

     E. Share Ownership

     Information on the ownership of our Share Ownership is given under "Item 7. Major Shareholders and Related Party Transactions."

     Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.   Major Shareholders

     Mexican law limits foreign ownership of those companies, like ours, owning certain telecommunications concessions to 49% of the voting stock of such companies. The following table sets forth each owner of 5% or more of our voting stock:


                                               Number of            Number of
                                                Series A             Series C             Total
                                                 Shares               Shares           Percent of           Percent
                                              Beneficially         Beneficially      Outstanding           of Voting
              Shareholders                       Owned                Owned             Shares(1)           Shares
---------------------------------------       ------------         ------------      ------------          ---------
                                                    (millions of shares)                            (%)
Telinor Telefonia, S. de R.L. de
   C.V.(2)(3).......................             1,253.2                 21.6              54.3               59.5
LAIF X sprl (affiliate of AIG-GE
   Capital Latin American
   Infrastructure Fund L.P.)(4)(6)..                 --                  336.0              14.3               15.7
The Blackstone Group(5)(6)..........                 --                  302.7              11.9               14.1
Tapazeca Sprl (affiliate of The
   Soros Group)(7)..................                 --                  122.0               5.0                5.7
All directors and executive officers
   as a group (five persons)(8)......            1,253.2                 324.3              66.2               73.7


____________________________

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

(3) Also owns 99.8 million "N" shares. The business address of Telinor Telefonia, S. de R.L. de C.V. is Ave. Vasconcelos 210 Ote Piso 12. Colonia Residencial San Agustin, Garza Garcia, N.L. 66280.

(4) Also owns 25.3 million "N" shares. The business address of LAIF X sprl is 13A Avenue de Tervuren 1040 Brussels, Belgium.

(5) Includes 242.1 million "C" shares owned by Blackstone Capital Partners III Merchant Banking Fund L.P., 43.9 million "C" shares owned by Blackstone Offshore Capital Partners III L.P. and 16.7 million "C" shares owned by Blackstone Family Investment Partnership III L.P. The business address of the Blackstone entities is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

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

     B.   Related Party Transactions

Shareholders Agreement

     On October 6, 1997, we and our initial shareholders Telinor Telefonia, S. de R.L. de C.V., Bell Canada International (Mexico Telecom) Limited and Worldtel Mexico Telecom Ltd (the "Initial Shareholders") entered into a shareholders agreement (the "Shareholders Agreement"). Soon after, Bell Canada International Inc. also agreed to be bound by such Shareholders Agreement. On March 20, 2003, Nortel Networks Limited agreed to join in the Shareholders Agreement through the execution and delivery of a Joinder Agreement and a supplemental agreement to such Joinder Agreement.

     This Shareholders Agreement includes provisions related to, among others,
(i) the form of the Bylaws to be agreed upon and formalized among the Initial Shareholders, (ii) their initial capital contributions, (iii) the designation of members to our board of directors, (iv) certain restrictions on transfers of shares, (v) pre-emptive rights, (vi) transfers to permitted assignees, (vii) tag-along rights, (viii) rights of first offer and (ix) registration rights with respect to our equity securities.

     As a consequence of the capital call of February 28, 2003, the Initial Shareholders were materially diluted.

     On February 28, 2003, the Extraordinary Meeting of Shareholders of Company resolved that in the event of any inconsistency between the Shareholders Agreement and our current Bylaws, the Bylaws will prevail.

Supply Contracts and Financing Agreement

     In June 1999, we entered into a Finance Agreement with Toronto Dominion (Texas), Inc. as administrative and collateral agent, and Nortel Networks Limited as lender, for the principal amount of US$455.0 million. Such finance agreement was amended and restated on June 18, 2001, with Nortel Networks Limited, as administrative agent, Toronto Dominion, as collateral agent, and Nortel Networks Limited, as lender.

     On March 20, 2003, we entered into a Restructuring Agreement with Nortel Networks Limited and Nortel Networks de Mexico, S.A. de C.V. for the restructuring of the current outstanding liabilities and indebtedness arising from the Amended and Restated Finance Agreement and the Supply and Services Contracts. Such Restructuring Agreement provided for (i) our payment to Nortel Network of US$125.2 million; (ii) our subscription of a promissory note and a facility agreement in the principal amount of US$24.2 million; (iii) the termination and settlement of the Supply and Services Contracts and the granting of mutual releases of all obligations and liabilities under or arising out of such Supply and Services Contracts; and (iv) the restructuring of the Amended and Restated Finance Agreement and the granting of mutual releases of all obligations and liabilities under or arising out of such Finance Agreement. In December 2003, the promissory note in the amount of US$24.2 million in favor of Nortel was repaid in full.

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

     On December 23, 2003, Airspan acquired Nortel's fixed wireless access business, assuming Nortel's rights and obligations under the: (i) Purchase and License Agreement for fixed wireless access equipment, (ii) the Technical Assistance Support Services Agreement for fixed wireless access equipment and
(iii) the Fixed Wireless Access Technology License Agreement. We are Airspan's primary customer for their fixed wireless access technology.

     In July 2004, we and Nortel Networks Limited and Nortel Networks de Mexico, S.A. de C.V., entered into a Purchase and License Agreement for the supply of next generation soft switch equipment and certain related services thereto. During fiscal year ended December 31, 2004, we have paid Nortel Networks US$9.1 million for services and equipment they provided to us.

Other Transactions

     o In March 1999, we and GE Capital Fleet Services de Mexico, S. de R.L. de C.V. (a subsidiary of one of the investors in one of our shareholders) entered into a lease agreement for the lease of our fleet vehicles. During the fiscal year ended December 31, 2004 and through April 19, 2005, we paid GE Capital approximately US$2.0 million in rental payments under these leases.

     o In March and May 2000, we and Gemini, S.A. de C.V. (a company controlled by one of the investors in one of our shareholders) entered into lease agreements for the lease of land and property on which our corporate offices and a switch are located. During the fiscal year ended December 31, 2004 and through April 19, 2005, we paid Gemini approximately US$2.7 million in rental payments under these leases.

     o In August 2002, we and Neoris de Mexico, S.A. de C.V. (a consulting firm indirectly controlled by certain shareholders of Telinor) entered into a professional services agreement for the provision of technical assistance to us with respect to a customer care platform. As of the fiscal year ended December 31, 2004 and through April 19, 2005, there were no payments made to Neoris.

     o In April 2002, we and Instalaciones y Desconexiones Especializadas, S.A. de C.V. (a company controlled by the son of Alberto Santos de Hoyos, one of the investors in one of our shareholders) entered into a services agreement for the provision of installation services with regard to customer premise equipment. During the fiscal year ended December 31, 2004 and through April 19, 2005, we paid them approximately US$0.6 million in fees for services.

     o The Blackstone Group advised us in connection with the Restructuring Agreement dated as of March 20, 2003 that we entered into with Nortel Networks and Toronto Dominion. As of the fiscal year ended December 31, 2004 and through April 19, 2005, there were no payments made to Blackstone under this agreement.

     C.   Interests of Experts and Counsel

     Not applicable.

     Item 8. FINANCIAL INFORMATION

     A.   Consolidated Statements and Other Financial Information

     See "Item 18. Financial Statements."

     B. During January 2005 we issued an additional US$75 million of our 11% Senior Notes due 2013.

     Not applicable.

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

     E.   Taxation

     Not applicable.

     F.   Dividends and Paying Agents

     Not applicable.

     G.   Statement by Experts

     Not applicable.

     H.   Documents on Display

                       Where You May Find More Information

     We have filed with the Securities and Exchange Commission a Registration Statement on Form F-4 (Registration Statement No. 333-123608) under the Securities Act of 1933, as amended. As of the date of this Form 20-F, this Registration Statement has not yet been declared effective by the Securities and Exchange Commission.

     This Registration Statement as well as other reports and information, when so filed, may be inspected and copied from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Also, any filings we make electronically will be available to the public over the Internet at the and Exchange Commission's web site at http://www.sec.gov.

     I.   Subsidiary Information

     Not applicable.

     Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     See Item 5. "Operating and Financial Review and Prospects"

     Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

Part II

     Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

     Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

     Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in report that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2004. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

     Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

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

     Item 16B. CODE OF ETHICS

     We have established a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer and other corporate and divisional employees. However, our board of directors has not, as of yet made a determination whether modification of our code of ethics will be required to comply with Securities and Exchange Commission requirements. We will provide to any person without charge, upon request, a copy of such code of ethics. Such requests shall be made in writing to the attention of Jose Manuel Basave at Axtel, S.A. de C.V., Blvd. Gustavo Diaz Ordaz 3.33 No. L-1, Col. Unidad San Pedro, San Pedro Garza Garcia, N.L., Mexico, CP 66215.

     Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG Cardenas Dosal S.C. ("KPMG") served as our auditors for the years ended December 31, 2004 and 2003. The following table sets forth the fees paid to KPMG for the financial years ended December 31, 2003 and 2004.

                                     Year ended December 31
                                 --------------------------------
                                       2004           2003
                                 --------------------------------
                                 (in millions of nominal pesos)

Audit Fees (1)...........          Ps. 2.7             2.6
Tax Fees (2).............               --              --
Total Fees...............              2.7             2.6
________________________

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

     Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

     Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

Part III

     Item 17. FINANCIAL STATEMENTS

     The Company has responded to Item 18 in lieu of this item.

     Item 18. FINANCIAL STATEMENTS

     See pages F-1 through F-59.

     Item 19. EXHIBITS

   Exhibit Number     Description
   --------------     -----------

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

   Exhibit Number     Description
   --------------     -----------

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

          4.10 Master Agreement for the Provision of Local Interconnection Services, dated as of February 25, 1999, entered into by and between Telefonos de Mexico, S.A. de C.V., Telefonia Inalambrica Del Norte, S.A. de C.V. (predecessor company to Axtel, S.A. de C.V.) (incorporated herein by reference to Exhibit 10.9 of our Registration Statement on Form F-4, File No. 333-114196).

          4.11 Technical Assistance Support Services Agreement for FWA Equipment, dated as of March 20, 2003, among Nortel Networks UK Limited and Axtel (incorporated herein by reference to Exhibit
               10.11 of our Registration Statement on Form F-4, File No. 333-114196).

          4.12 FWA Technology License Agreement, dated as of March 20, 2003, among Nortel Networks Limited and Axtel (incorporated herein by reference to Exhibit 10.12 of our Registration Statement on Form F-4, File No. 333-114196).

          4.13 FWA Special Agreement, dated as of September 30, 2003, among Nortel Networks UK Limited and Axtel (incorporated herein by reference to Exhibit 10.13 of our Registration Statement on Form F-4, File No. 333-114196).

   Exhibit Number     Description
   --------------     -----------

          4.14 Purchase and License Agreement for FWA Equipment and the Technical Assistance Support Services Agreement for FWA Equipment, dated as of December 28, 2004, between Airspan Communications Limited and Axtel (incorporated herein by reference to Exhibit 10.13 of our Registration Statement on Form F-4, File No. 333-123608) (certain portions of Exhibit 10.12 have been omitted pusuant to a request for confidential treatment).

          4.15 Amendment No.3 to the Technical Assistance Support Services Agreement for FWA Equipment, dated as of December 28, 2004, between Airspan Communications Limited and Axtel (incorporated herein by reference to Exhibit 10.13 of our Registration Statement on Form F-4, File No. 333-123608) (certain portions of
               Exhibit 10.13 have been omitted pusuant to a request for confidential treatment).

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

          8.1 List of Subsidiaries of Axtel (incorporated herein by reference to Exhibit 21.1 of our Registration Statement on Form F-4, File No. 333-114196).

          12.1 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

          12.2 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

          13.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

          13.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Auditors..............................................F-1
Consolidated Balance Sheet as of December 31, 2004 and 2003.................F-2
Consolidated Statement of Operations for the fiscal years
  ended December 31, 2004, 2003 and 2002....................................F-3
Consolidated Statement of Changes in Financial Position for
  the fiscal years ended December 31, 2004, 2003 and 2002 ..................F-4
Consolidated Statement of Changes in Stockholders' Equity
  for the fiscal years ended December 31, 2004,
  2003 and 2002 ............................................................F-5
Notes to the Audited Consolidated Financial Statements .....................F-6

                        Report of Independent Registered
                             Public Accounting Firm



The Board of Directors and Stockholders
Axtel, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Axtel, S.A. de C.V. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and changes in financial position for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Axtel, S.A. de C.V. and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles in the United States of America would have affected the results of operations for each of the years in the three-year period ended December 31, 2004, and the stockholders' equity as of December 31, 2004 and 2003 to the extent summarized in note 24 to the consolidated financial statements.


                                        KPMG Cardenas Dosal, S.C.



                                        Rafael Gomez Eng

Monterrey, N,L., Mexico
February 25, 2005


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                           Consolidated Balance Sheets
     (Thousands pesos of constant purchasing power as of December 31, 2004)

                                                                                                   December 31
                                                                                       -----------------------------------
                   Assets                                                                    2004               2003
                                                                                       -----------------  ----------------

        Current assets:
           Cash and cash equivalents (including $4,743 of restricted cash as of
              December 31, 2003)                                                      $        554,401         1,068,383
           Accounts receivable, net (note 5)                                                   507,587           423,837
           Refundable taxes and other accounts receivable                                       82,491            20,495
           Prepaid expenses (note 7)                                                           131,875           193,944
           Inventories (note 8)                                                                 58,250            22,731
           Derivative financial instruments (notes 3 and 6)                                   -                      591
                                                                                       -----------------  ----------------

                   Total current assets                                                      1,334,604         1,729,981

        Long-term accounts receivable                                                           19,768            21,079
        Property, systems and equipment, net (notes 9 and 13)                                6,112,273         5,476,378
        Telephone concession rights, net of accumulated amortization of $258,652
           and $207,635 in 2004 and 2003, respectively                                         703,563           754,580
        Pre-operating expenses, net (note 10)                                                  202,623           211,075
        Deferred income taxes (note 16)                                                        124,083           265,769
        Other assets, net (note 11)                                                            141,020           115,226
                                                                                       -----------------  ----------------

                   Total assets                                                       $      8,637,934         8,574,088
                                                                                       =================  ================

                   Liabilities and Stockholders' Equity

        Current liabilities:
           Accounts payable and accrued liabilities                                   $        596,070           327,159
           Accrued interest                                                                     10,879            70,646
           Taxes payable                                                                        40,748            73,038
           Short-term debt (note 12)                                                           108,427            25,313
           Current maturities of long-term debt (note 13)                                       48,990            57,384
           Other accounts payable (note 14)                                                    200,659           204,945
           Derivative financial instruments (notes 3 and 6)                                        935          -
                                                                                       -----------------  ----------------

                   Total current liabilities                                                 1,006,708           758,485

        Long-term debt, excluding current maturities (note 13)                               2,026,214         2,134,697
        Other long-term accounts payable                                                         3,543             2,291
        Seniority premiums (note 15)                                                             2,394             2,109
                                                                                       -----------------  ----------------

                   Total liabilities                                                         3,038,859         2,897,582
                                                                                       -----------------  ----------------

        Stockholders' equity (note 17):
            Common stock                                                                     7,106,718         7,106,718
            Additional paid-in capital                                                         140,616           140,616
            Deficit                                                                         (1,766,467)       (1,689,335)
            Cumulative deferred income tax effect                                              118,507           118,507
            Change in the fair value of derivative instruments (note 6)                           (299)         -
                                                                                       -----------------  ----------------

                    Total stockholders' equity                                               5,599,075         5,676,506

        Commitments and contingencies (note 21)
        Subsequent events (note 22)


                                                                                       -----------------  ----------------

                   Total liabilities and stockholders' equity                         $      8,637,934         8,574,088
                                                                                       =================  ================

 The accompanying notes are an integral part of the consolidated financial statements.



                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                      Consolidated Statements of Operations
     (Thousands pesos of constant purchasing power as of December 31, 2004)


                                                                                           Years ended December 31,
                                                                             -----------------------------------------------------
                                                                                   2004              2003               2002
                                                                             -----------------------------------------------------
      Rental, installation, service and other revenues
          (note 18)                                                          $   3,861,313          3,079,210         2,586,557
                                                                             ----------------  -----------------  ----------------

      Operating costs and expenses:
         Cost of sales and services                                             (1,229,500)          (852,647)         (645,699)
         Selling and administrative expenses                                    (1,378,305)        (1,200,359)       (1,331,500)
         Depreciation and amortization                                          (1,001,165)          (907,647)         (854,880)
                                                                             ----------------  -----------------  ----------------

                                                                                (3,608,970)        (2,960,653)       (2,832,079)
                                                                             ----------------  -----------------  ----------------

                 Operating income (loss)                                           252,343             118,557         (245,522)
                                                                             ----------------  -----------------  ----------------

      Comprehensive financing result:
         Interest expense                                                         (274,079)          (230,246)         (455,804)
         Interest income                                                            16,644             20,417            10,733
         Foreign exchange loss, net                                                 (7,321)          (336,916)         (652,043)
         Monetary position gain                                                     64,752             97,886           295,859
                                                                             ----------------  -----------------  ----------------

                  Comprehensive financing result, net                             (200,004)          (448,859)         (801,255)
                                                                             ----------------  -----------------  ----------------

      Other income (expenses), net (notes 13 and 20)                                21,004          1,808,234           (29,100)
                                                                             ----------------  -----------------  ----------------

      Special item (note 19)                                                       -                  (10,987)          (34,194)
                                                                             ----------------  -----------------  ----------------

                  Income (loss) before income taxes and tax on
                   assets                                                           73,343          1,466,945        (1,110,071)
                                                                             ----------------  -----------------  ----------------

      Deferred income tax (note 16)                                               (150,475)          (520,442)          254,939
                                                                             ----------------  -----------------  ----------------

                Net (loss) income                                           $      (77,132)           946,503          (855,132)
                                                                             ================  =================  ================




 The accompanying notes are an integral part of the consolidated financial statements.



                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
            Consolidated Statements of Changes in Financial Position
     (Thousands pesos of constant purchasing power as of December 31, 2004)

                                                                                           Years ended December 31,
                                                                            --------------------------------------------------------
                                                                                  2004               2003                2002
                                                                            --------------------------------------------------------
Operating activities:
     Net (loss) income                                                     $        (77,132)           946,503            (855,132)
     Add charges (deduct credits) to operations not requiring
        (providing) resources:
           Depreciation                                                            896,743             814,820             763,367
           Amortization                                                            104,422              92,827              91,513
           Accrual for seniority premiums                                              727                 718                 243
           Deferred income tax and employee statutory
             profit sharing                                                        150,475             520,442            (254,939)
           Gain on extinguishment of debt                                          -                (1,960,118)          -
                                                                            -----------------  -----------------  ------------------

             Resources provided by (used in) operations                          1,075,235             415,192            (254,948)

     Net financing from (investment in) operations                                 107,728            (246,795)            242,771
                                                                            -----------------  -----------------  ------------------

             Resources provided by (used in) operating activities                1,182,963             168,397             (12,177)
                                                                            -----------------  -----------------  ------------------

Financing activities:
    Increase in common stock                                                       -                 2,809,463              54,783
    Additional paid-in capital                                                     -                   (15,625)             (2,155)
    (Payments) proceeds from loans, net                                            (93,530)         (1,591,004)            665,049
    Deferred financing costs                                                       -                   (19,461)             28,498
    Other accounts payable                                                             (31)            (41,110)             67,329
                                                                            -----------------  -----------------  ------------------

             Resources (used in) provided by financing activities                  (93,561)          1,142,263             813,504
                                                                            -----------------  -----------------   -----------------

Investing activities:
     Acquisition and construction of property, systems
        and equipment, net                                                      (1,532,638)           (485,292)           (596,293)
     Pre-operating expenses                                                        (28,876)           -                   -
     Other assets                                                                  (41,870)           (101,860)             (1,495)
                                                                            -----------------  -----------------   -----------------
                                                                                                                   -----------------

             Resources used in investing activities                             (1,603,384)           (587,152)           (597,788)
                                                                            -----------------  -----------------   -----------------

             (Decrease) increase in cash and cash equivalents                     (513,982)            723,508             203,539

Cash and cash equivalents at beginning of year                                   1,068,383             344,875             141,336
                                                                            -----------------  -----------------   -----------------
                                                                                                                   -----------------

Cash and cash equivalents at end of year                                   $       554,401           1,068,383             344,875
                                                                            =================  =================   =================

The accompanying notes are an integral part of the consolidated financial statements.



                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
           Consolidated Statements of Changes in Stockholders' Equity
     (Thousands pesos of constant purchasing power as of December 31, 2004)



                                                                                                            Change in
                                                                                              Cumulative     the fair       Total
                                                            Additional                         deferred      value of       stock-
                                              Common        paid-in                             income      derivative     holders'
                                               stock        capital         Deficit           tax effect    instruments     equity
                                           -------------   --------------   ------------   -------------- -------------  ----------

      Balances as of December 31, 2001     $   4,242,472        158,396      (1,779,279)        118,507      -            2,740,096

      Common stock contribution
       (note 17a)                                 54,783         (2,155)       -              -              -               52,628

      Comprehensive loss                                                       (855,132)      -              -            (855,132)
                                           -------------   --------------   -------------  -------------- ------------  ------------

      Balances as of December 31, 2002         4,297,255        156,241      (2,634,411)        118,507                   1,937,592

      Common stock contribution
        (note 17a)                             2,809,463        (15,625)       -              -              -            2,793,838

      Cumulative effect of vacations
        accrual                                 -             -                  (1,427)      -              -              (1,427)

      Comprehensive income                      -             -                 946,503       -              -             946,503
                                           -------------   --------------   -------------  -------------- ------------  ------------

      Balances as of December 31, 2003         7,106,718        140,616      (1,689,335)        118,507      -            5,676,506

      Comprehensive income
        (notes 3 and 6)                        -             -                 (77,132)      -                  (299)      (77,431)
                                           -------------   --------------   -------------  -------------- ------------  ------------

      Balances as of December 31, 2004    $    7,106,718        140,616      (1,766,467)        118,507          (299)    5,599,075
                                           =============   ==============   =============  ============== ============  ============


 The accompanying notes are an integral part of the consolidated financial statements.


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2004 and 2003
     (Thousands pesos of constant purchasing power as of December 31, 2004)


(1)  Organization and description of business

     Axtel, S. A. de C. V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company's activity, a concession is required (see note 21e). In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

     The Company's capital structure has Mexican majority share ownership, with 59.5% of shares with voting rights owned by Telinor Telefonia, S. de R.L. de C.V. The remaining 40.5% is distributed among other entities.

     AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint, fiber optic radio links and copper technology, depending on the communication needs of the clients.

     The Company has been granted the following licenses over the spectrum of frequencies necessary to provide the services:

     o 60MHz for Point-to-Multi-Point in the 10.5GHz band to cover each one of the nine regions of the Mexican territory. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $144,298 for the Company.

     o 112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band with countrywide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $72,772 for the Company.

     o 50MHz in the 3.4GHz. The licenses obtained allow coverage in the nine regions of the country, and the investment was $745,145 for a period of twenty years with an extension option.

     The Company has commercial services in Monterrey, Mexico City, Guadalajara, Puebla, Toluca, Leon, Tijuana, Cd. Juarez, Saltillo, Aguascalientes, Queretaro and San Luis Potosi.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(2)  Summary of significant accounting policies

     The accounting policies and practices followed by the Company in the preparation of the consolidated financial statements are described below:

(a)  Financial statement presentation

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican
     GAAP), which include the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power as of December 31, 2004 based on the National Consumer Price Index (NCPI) published by Banco de Mexico.

     The following national consumer price indexes (NCPI) were used to recognize the effects of inflation:

                                                                   Inflation
                                                  NCPI                 %
                                              --------------     --------------
           December 2004                         411.648              5.47
           December 2003                         390.299              3.99
           December 2002                         375.324              5.70
           December 2001                         355.084              5.00

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

                                                          % ownership
                                                      ------------------

Instalaciones y Contrataciones, S. A. de C. V.             99.998%
Impulsora e Inmobiliaria Regional, S. A. de C. V.          99.998%
Servicios Axtel, S. A. de C. V.                            99.998%

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



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

     Comprehensive financing results incurred up to June 1999 during construction or installation periods was capitalized as part of the cost of the assets that were incurred during the pre-operating stage. Since that date, comprehensive financing results have been recognized as part of the results of year in which they are incurred.

     Depreciation of property, systems and equipment is calculated using the straight-line method, based on useful lives estimated by management. Useful lives are described in note 9.

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

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(g)  Pre-operating expenses

     Pre-operating expenses include administrative services, technological advice and comprehensive financing results incurred through June 1999 and also the expenses incurred during 2000 and 2004 in opening offices in other cities throughout the country. The Company started providing business services beginning in 2001. These expenses were capitalized, and restated by NCPI factors and are amortized under the straight-line method over a period of 10 years (see note 10).

(h)  Other assets

     Other assets mainly include costs from Telmex/Telnor infrastructure special projects, guarantee deposits, and notes issuance costs (see note 11).

(i)  Seniority premiums

     The accumulated seniority premium benefits to which employees are entitled by law are recognized in the results of each period at the current value of the obligation, based on actuarial calculations prepared by independent experts.

     Other benefits to which employees may be entitled, principally severance benefits, are recognized as an expense in the year in which they are paid (see note 23b).

(j)  Derivative financial instruments

     To reduce the risks resulting from foreign exchange rate fluctuations of the peso with respect to the dollar, the Company enters into a Cross Currency Swap agreement (CCS) that meet the characteristics of derivative financial instruments. The CCS involve the exchange of cash flows originated by the exchange of interest rates and currencies fluctuations. Net amounts paid or received are reflected as adjustments to interest expense.

     Changes in the fair value of hedging derivative financial instruments are recognized within the comprehensive result account in stockholders' equity, before being offset to assets or liabilities whose risks will be hedged and/or offset. The non-effective portions (portions not hedging or that stop hedging the designated risks) are recognized in results of the period (see notes 3 and 6).

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



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

(m)  Comprehensive income (loss)

     The comprehensive income (loss) represents the net income or loss for the year plus the effect of those items reflected directly in stockholders' equity, other than capital contributions, reductions and distributions.

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

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(o)  Comprehensive financing result (CFR)

     The CFR includes interest, currency exchange differences and the monetary effect, less the amounts capitalized, as part of fixed assets and preoperating expenses.

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

     o    Activation - At the time the equipment is installed.

     o Equipment - At the time of sale and the customer takes ownership and assumes risk of loss.

(q)  Business and risk concentration

     The Company rendered services to one client that represents approximately 17%, 18% and 16% of total net revenues during 2004, 2003 and 2002, respectively. This client's accounts receivable balances as of December 31, 2004 and 2003 represent approximately 1% of total accounts receivable in both years. The Company provides an allowance for doubtful accounts based on management's analyses and estimations. The allowance expense is included as selling and administrative expenses in the consolidated statement of operations.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



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

(t)  Use of estimates

     The preparation of financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment valuation allowances for receivables, inventories and deferred income tax assets; valuation of financial instruments; and assets and obligations related to employee benefits. Actual results could differ from these estimates and assumptions.

(3)  Accounting changes

     Derivative financial instruments

     The Mexican Institute of Public Accountant (IMCP) issued Bulletin C-10 "Derivative financial instruments and hedging operations", effective January 1, 2005, with an early adoption encouragement. One of the main provision of this new standard is the classification of hedging through derivative financial instruments according to the exposure to be hedged, in three accounting models: on fair values, on cash flows and on net investments of subsidiaries located abroad. This Bulletin C-10 requires that all derivative instruments be recorded on the balance sheet at their respective fair value.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



     For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company does also formally assesses when appropriate, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as cash-flow hedge is reported in earnings.

     The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.

     The Company decided on the early adoption of Bulletin C-10 for 2004. As a result of this early adoption, the Company recognized a loss from effective hedging amounts for cross currency swaps derivative financial instruments as a decrease to stockholders' equity accounts, for $299, which corresponds to the unrealized loss on these derivative financial instruments (see note
     6).

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(4)  Foreign currency exposure

     Monetary assets and liabilities denominated in dollars as of December 31, 2004 and 2003 are as follows:

                                                     (Thousands of dollars)
                                                 -------------------------------

                                                    2004               2003
                                                    ----               ----

Current assets                                       62,351              85,048
Current liabilities                                 (73,384)            (36,146)
Long-term liabilities                              (180,121)           (180,266)
                                                 -------------   ---------------


      Foreign currency liability position, net     (191,154)           (131,364)
                                                 =============   ===============

     The U.S. dollar exchange rates as of December 31, 2004 and 2003 were $11.2648 and $11.2360 respectively. As of February 25, 2004, the exchange rate was $11.0807.

     As of December 31, 2004, the Company had foreign exchange derivative instruments (see note 6).

     As of December 31, 2004 and 2003, the Company had the following non-monetary assets of foreign origin, the replacement cost of which may only be determined in dollars:

                                                 (Thousands of dollars)
                                           ----------------------------------

                                                2004               2003
                                                ----               ----

Inventories                                          2,798              1,029
Systems and equipment, gross                       732,181            663,225
                                           ---------------    ---------------
                                                   734,979            664,254
                                           ===============    ===============

     Following is a summary for the years ended December 31, 2004, 2003 and 2002, of transactions carried out with foreign entities, excluding imports and exports of systems and equipment:

                                            (Thousands of dollars)

                               ------------------------------------------------

                                   2004              2003             2002
                                   ----              ----             ----

Interest expense                     21,429            14,926           38,475
Commissions                             471            11,174            1,978
Administrative and technical
  advisory services                   1,004               243            3,325
                               -------------     -------------   --------------
                                     22,904            26,343           43,778
                               =============     =============   ==============

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(5)  Accounts receivable

     Accounts receivable consist of the following:

                                                  2004               2003
                                                  ----               ----

Trade                                      $         607,806           494,205

Less allowance for doubtful accounts                 100,219            70,368
                                             ---------------    ---------------

          Accounts receivable, net         $         507,587           423,837
                                             ===============    ===============

     The activity in the allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002 was as follows:


                                                                      2004               2003             2002
                                                                      ----               ----             ----

Balances at beginning of year                                  $        66,719            232,316            73,461
Bad debt expense                                                        33,500             57,658           158,855
Write-offs                                                              -                (223,255)          -
                                                                  -------------     --------------   ---------------

Balances at end of year not adjusted for inflation                     100,219             66,719           232,316

Effects of inflation                                                   -                    3,649            22,483
                                                                  -------------     --------------   ---------------

Balances at year end at constant pesos                         $       100,219             70,368           254,799
                                                                  =============     ==============   ===============


(6)  Hedging

     On March 29, 2004, the Company entered into a derivative Cross Currency Swaps (CCS) transactions denominated "Coupon Swap" agreements to hedge 65% of their US dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes which mature in 2013. Under the CCS transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S.$ 113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,270,019 (nominal value) at annual Mexican rate of 12.30%. The CCS will expire in December 2008. During the life of the contracts, the cash flows originated by the exchange of interest rates under the CCS match in interest payment dates and conditions those of the underlying debt. The Company does not enter into derivative instruments for any purpose other than cash-flow-hedging purposes. That is, the Company does not speculate using derivative instruments.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



     By using derivative financial instruments to hedge exposures to changes in currency exchange rates fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties

     The CCS information is as follows:

     (Amounts in charts are expressed in millions, except exchange rates which are expressed in pesos)


                                           Currencies                             Interest Rates
                                 -------------------------------    -----------------------------------------
                                                    Notional
                                                     amount
                                                    (nominal            Axtel        Axtel        Estimated
         Maturity date           Notional amount     value)            receives      pays         fair value
-------------------------------- --------------- ---------------    ------------- ---------- -- -------------

   December 15, 2008             U.S.$ 113.75        $ 1,270           11.00%       12.30%      U.S.$(0.1)


     For the year ended December 31, 2004, the change in net unrealized losses "mark to market" for derivatives designated as cash flow hedges was US $(0.1) million. No hedge ineffectiveness on cash flow hedges was recognized during 2004.

     As of December 31, 2003, the Company had an European-Style-type option contract, (option) which established a floor and a ceiling exchange rate between the peso and the U.S. dollar at specified dates on specified notional amounts. In the first quarter of 2004 this derivative instruments was settled and thus the Company recognized a loss of $551 from this transaction. As of December 31, 2003, the position of the option was as follows:


                                                 Notional                   Notional               Changes in the fair
                Inception and              amount/exchange rate -    amount/exchange rate -       value recorded within
               expiration dates                     floor                    ceiling              the CFR earnings item
       ---------------------------------   ------------------------  ------------------------    -------------------------

           Sept 23, 2003/March 17,
                     2004                       $ 55.4/11.08              $ 56.5/11.30                    $ 0.6


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)


     The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company's exposure to fluctuations in interest rates and foreign exchange rates.

(7)  Prepaid expenses

     Prepaid expenses consist of the following:

                                                 2004               2003
                                                 ----               ----

Airspan Communications Limited             $      92,826              -
Nortel Networks de Mexico                          3,467                 3,262
Nortel Networks Limited                            2,112               166,706
Maxcom Telecomunicaciones                            290                 8,756
Other                                             33,180                15,220
                                            ---------------    ---------------

          Total prepaid expenses           $     131,875               193,944
                                            ===============    ===============

     In accordance with the debt-restructuring agreement (See note 13b) all new purchases from Nortel should be either secured through the issuance of a letter of credit or prepaid.

     The payment terms for Airspan requires a 50% downpayment with the remaining balance payable upon shipments of goods (see note 21i).

(8)  Inventories

     Inventories consist of the following:

                                                       2004          2003
                                                       ----          ----

Telephones and caller identification devices       $    17,304          4,319
Installation material                                    7,622          4,389
Tools                                                    2,937          1,384
Network spare parts                                     16,353          8,251
Other                                                   14,034          4,388
                                                    ------------  ------------

             Total inventories                     $    58,250         22,731
                                                    ============  ============

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(9)  Property, systems and equipment

     Property, systems and equipment are analyzed as follows:


                                                                                                            Useful
                                                                      2004              2003                lives
                                                                      ----              ----                -----

       Land                                                     $      38,020             37,810
       Building                                                       123,959            122,927           25 years
       Computer and electronic equipment                            1,049,672            893,766           3 years
       Transportation equipment                                        18,920             15,229           4 years
       Furniture and fixtures                                          99,763             93,281           10 years
       Network equipment                                            6,661,326          6,082,434        6 to 28 years
       Leasehold improvements                                         151,072            139,066
       Construction in progress                                     1,185,141            435,989
                                                                 --------------    --------------

                                                                    9,327,873          7,820,502
       Less accumulated depreciation                                3,215,600          2,344,124
                                                                 --------------    --------------

               Property, systems and equipment, net            $    6,112,273          5,476,378
                                                                 ==============    ==============


     As of December 31, 2004 the Company has capitalized CFR as a component of the acquisition cost of property, systems and equipment aggregating $2,290.

(10) Pre-operating expenses, net

     The capitalized pre-operating expenses incurred up to June 1999 and expenses incurred during 2000 and 2004 in opening operations in new cities are as follows:

                                                  2004              2003
                                                  ----              ----

 Salaries                                   $         196,709          185,631
 Legal and financial advisory                         106,017          106,017
 Operating expenses                                    75,485           57,687
 Depreciation                                           9,213            9,213
 Comprehensive financing result                       (23,250)         (23,250)
 Service and other revenues                           (13,142)         (13,142)
 Other                                                 36,640           36,640
                                              -----------------  ---------------
                                                      387,672          358,796
         Less accumulated amortization                185,049          147,721
                                              -----------------  ---------------
                                                      202,623         211,075
           Pre-operating expenses, net      $
                                              =================  ===============

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(11) Other assets

     Other assets consist of the following:

                                                    2004              2003
                                                    ----              ----

  Notes issuance costs                       $         70,677            63,123
  Telmex / Telnor infrastructure costs                 55,906            35,317
  Guarantee deposits                                   18,872            14,905
  Other                                                12,508             2,747
                                              ----------------  ----------------
                                                      157,963           116,092
   Less accumulated amortization                       16,943               866
                                              ----------------  ----------------

           Other assets, net                 $        141,020           115,226
                                              ================  ================

     Notes issuance costs

     Notes issuance costs mainly consists of legal and audit fees, documentation, advising, printing, rating agencies, registration fees and out of pocket expenses incurred in relation to the issuance of notes payable and are amortized over the life of the related debt.

     Telmex / Telnor infrastructure costs

     As part of the opening of the telecommunications market in Mexico, new telecommunications companies must have interconnection with Telefonos de Mexico (Telmex) and Telefonos del Noroeste (Telnor). These two companies made agreements with the new entrants by which they must compensate the investment in infrastructure that Telmex / Telnor were forced to make in order to provide interconnection for the new entrants.

     In the case of Axtel, the agreement signed with Telmex / Telnor indicated, that the Company is obligated to make such compensation as follows which ever comes first:

     a) December 31, 2003 or 2004 depending the invested infrastructure or b) Certain amount minutes of calls terminated by Telmex / Telnor.

     After one of these events is met, the Company is not longer obligated to make further compensations in this regard. These costs will be amortized under the straight line method over a period of fifteen years.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(12) Short-term debt

     Short-term debt as of December 31, 2004 and 2003 and their main characteristics are as follows:


                                                                                                    2004               2003
                                                                                                    ----               ----
      Revolving  line of credit with SR Telecom Canada Inc.  denominated in U.S.  dollars.
      The  payments are made 50% net 30 days and 50% net 360 days.  The  interest  rate is
      LIBOR plus 6.25 percent points applicable only to the 360-day portion
                                                                                            $        -                   4,400

      Revolving  line of credit with Banco  Mercantil del Norte,  S.A.  (Banorte) used for
      letters of credit, denominated in U.S. dollars up to 360 days                                    84,810           14,869

      Revolving  lines of credit with  different  institutions  used for letters of credit
      denominated in U.S. dollars up to 360 days                                                       23,617            6,044
                                                                                               --------------     --------------

               Total short-term notes payable                                               $         108,427           25,313
                                                                                               ==============     ==============

(13) Long-term debt

     Long-term debt as of December 31, 2004 and 2003 and its main characteristics is as follows:


                                                                                                   2004               2003
                                                                                                   ----               ----
      U.S. $175,000,000 in aggregate principal amount of 11% Senior Notes due
      2013. Interest is payable semi-annually in arrears on June 15, and
      December 15 of each
      year which began on June 15, 2004.                                                   $       1,971,340       2,073,855

      Hewlett Packard de Mexico, S. de R. L. de C.V. denominated in U.S. dollars,  payable in 36 monthly  installments  with a six- month grace  period  maturing in 2005.  The
      interest rate was 9.8%. This debt was pre-paid in full during 2004.                           -                    4,708

      Promissory  Notes  with  Hewlett  Packard  Operations  Mexico,  S. de  R.L.  de C.V.
      denominated  in U.S.  dollars,  payable in 12  quarterly  installments  maturing  in
      December 2007. The interest rate is 7.0%                                                        53,542            22,749

      Line of credit with Siemens  Financial  Services Inc.  denominated in U.S.  dollars.
      The payments were made in six  semiannual  installments  through 2005.  The interest rate was LIBOR plus 5.5 percentage points.  Interest was payable semiannually.  This
      debt was pre-paid in full during 2004                                                         -                   54,343

      Other long-term financing with several credit institutions with interest rates fluctuating between 6% and 9% for those denominated in dollars and
      TIIE (Mexican
      average interbank rate) plus six percentage points for those denominated in pesos               50,322            36,426
                                                                                              --------------     ---------------

               Total long-term debt                                                                2,075,204         2,192,081

                  Less current maturities                                                             48,990            57,384
                                                                                              --------------     ---------------

               Long-term debt, excluding current maturities                                $       2,026,214         2,134,697
                                                                                              ==============     ===============

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



     Annual installments of long-term debt are as follows:

                 Year                               Amount
                 ----                               ------

                2006                       $            34,796
                2007                                    20,078
                2008                                  -
                2009 and thereafter                  1,971,340
                                                ----------------
                                                   $ 2,026,214
                                                ================

     The following are the most important changes in the Company long-term debt during 2004 and 2003:

a) On March 18, 2003, the Company obtained a loan for U.S.$ 75 million dollars from Banco Mercantil del Norte, S.A. (Banorte) at a variable Libor interest rate to 90 days plus certain basis points, payable quarterly. The loan payments were set in four equal consecutive quarterly installments of U.S.$
     4.5 million and one last installment of U.S.$ 57 million, beginning 24 months after the credit disposition date, which was March 20, 2003. On December 17, 2003 this loan was paid in full (see note 13d).

b) On March 20, 2003, the Company entered into a debt-restructuring agreement with Nortel Networks Limited and Nortel Networks de Mexico (Nortel), which resulted as follows: payment in cash of U.S.$ 125.2 million dollars, issuance by the Company of a promissory note for U.S.$ 24.2 million dollars and the capitalization of debt of U.S.$ 178.5 million dollars in exchange for 250,836,980 Series "N" shares of common stock (see note 17). As a result of this transaction, Axtel recognized a gain on extinguishment of debt of approximately $1,960,000 pesos (see note 20). The promissory note for U.S$ 24.2 million dollars was paid in December 2003 (see note 13d). After this transaction and in accordance with the debt restructuring agreement, all new purchases from Nortel should be either secured through the issuance of a letter of credit or prepaid (see note 7).

c) On May 2003 the Company entered in an agreement with Bell Canada International (BCI) to terminate all of the rights and obligations of both parties under the technical services agreement and a second agreement dated as of October 6, 1997, including Axtel's obligations to pay fees in the future based on the Company's financial performance and in full settlement of any and all claims that BCI may have against Axtel arising out of or related to the above mentioned agreements. The termination agreement was for U.S.$ 15.6 million, which was included in other income (expense) line item; originally payable as follows: U.S.$ 2.7 million at closing of the agreement, U.S.$ 1.1 million in June 2003, U.S.$ 1.1 million in September 2003, U.S.$ 1.1 million in December 2003 and U.S.$ 9.3 million, maturing thirty seven (37) months after closing payable without interest and in a single installment. On December 17, 2003 this debt was paid in full (see note 13d).

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



d) On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S. $175 million ($2,074 million pesos) maturing on December 15, 2013. Interest on the Notes are payable semiannually at a annual rate of 11%, beginning on June 15, 2004.

     The indenture of the notes contain certain affirmative and negative covenants, as of December 31, 2004, the Company was in compliance with all covenants.

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

     Some of the debt agreements that remain outstanding establish certain covenants, the most important of which refer to limitations on dividend payments and comprehensive insurance on pledged assets, among others. As of December 31, 2004, the Company was in compliance in all its covenants and obligations.

(14) Other Accounts Payable

     As of December 31, 2004 and 2003 the other accounts payable consist of the following: 2004 2003

Guarantee deposits (note 21a)           $        146,442               154,058
Interest payable (note 21a)                       31,927                25,594
Other                                            22,290                 25,293
                                         ----------------      ----------------

                                        $       200,659                204,945
                                         ================      ================

(15) Seniority premiums

     The cost of the obligations and other elements of seniority premiums mentioned in note 2(i) have been determined based on independent actuarial calculations as of December 31, 2004 and 2003.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



     The components of the net periodic cost for the years ended December 31, 2004, 2003 and 2002 are the following:


                                                                            2004         2003          2002
                                                                            ----         ----          ----
     Net periodic cost
        Labor cost                                                     $      611           608           185
        Financial cost                                                         78            65            43
        Amortization of transition obligation                                   1             1             1
        Variances in assumptions and experience adjustments                     9            17             0
        Inflationary effect                                                    28            27            14
                                                                         ----------    ---------    ----------

                       Net periodic cost                               $      727           718           243
                                                                         ==========    =========    ==========


     The actuarial present value of plan benefit obligations is as follows:


                                                                                           2004           2003
                                                                                           ----           ----

    Present benefit obligation                                                        $       2,395         2,177
                                                                                        -----------    -----------
    Present value of benefits attributable to future salary increases                                         134
                                                                                                183
                                                                                        -----------    -----------
    Projected benefit obligation (PBO)                                                        2,578         2,311
    Items pending amortization:
       Variances in assumptions and experience adjustments                                     (372)         (430)
       Transition liability                                                                      (7)           (8)
       Minimum additional liability                                                             195           236
                                                                                        -----------    -----------
          Net projected liability recognized on the consolidated balance                                    2,109
              sheets                                                                  $       2,394
                                                                                        ===========    ===========


     The most significant assumptions used in the determination of the net periodic cost of plan are the following:

                                                        2004           2003
                                                        ----           ----

Discount rate                                              4.00%          4.00%
                                                    ============    ===========
Rate of increase in future salary levels                   1.00%          1.00%
                                                    ============    ===========
Estimated inflation for the period                         4.00%          4.00%
                                                    ============    ===========
Amortization period of the transition liability       17 years        11 years
                                                    ============    ===========

     During 2004 the amortization period of the transition liability was increase for additional six years as the variable of probability for payments of pension (when personnel reach 65 years old) was incorporated in the new actuarial calculations. The effect of this change was not material.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



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

     In December 2004, the Mexican Congress approved changes to the Income Tax Law, previously on January 1, 2002 a new Income Tax Law had been enacted, this law provided for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would have been 32% in 2005, nevertheless the main change included in December 2004 and its impact on the Company's financial statements was related to a reduction in the income tax rates from previously approved tax rate of 32% in 2005 to a new tax rate of 30%. Also, for years 2006 and 2007 the tax rates will decrease to 29% and 28%, respectively. Consequently, the deferred income taxes, were calculated assuming a 30% tax rate for current assets and current liabilities; 29% and 28%, for assets and liabilities whose tax effects will be reversed after 2005. The effect of the reduction in the deferred income tax assets calculation for 2004 was $50,924.

     The tax (expense) benefit attributable to the income (loss) before IT differed from the amount computed by applying the tax rate of 33% in 2004, 34% in 2003 and 35% in 2002 to pretax income (loss), as a result of the items mentioned below:


                                                                           2004                2003              2002
                                                                           ----                ----              ----

    Computed "expected" income tax
      (expense) benefit                                              $      (24,203)          (498,761)           388,525
    Increase (decrease) resulting from:
           Effects of inflation, net                                       (16,158)              3,994            (27,433)
           Change in valuation allowance                                    (7,284)             (9,095)            (1,137)
           Adjustments to deferred tax assets and liabilities for
            enacted changes in tax rates                                    (50,924)           (20,377)            16,456
           Amendment to 2003 income tax return                              (30,084)            -                 -
           Non-deductible expenses                                          (13,750)            (1,688)           (43,521)
           Other                                                             (8,072)             5,485            (77,951)
                                                                       --------------     --------------    ---------------

              Deferred income tax (expense) benefit                  $     (150,475)          (520,442)           254,939
                                                                       ==============     ==============    ===============

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



     In June 2004 the Company filed before the Mexican tax authority its Statutory Tax Report and also filed an amended Income Tax Return for the year ended December 31, 2003. In that filing, the net tax operating loss carryforwards were decreased by approximately $90,000 as a result of certain expenses originally reported as deductible expenses and in the amended return reported as non-deductible expenses. As a consequence, the tax assets associated with these carryforwards were reduced resulting in an increase in the deferred tax expense for 2004 of approximately $30,000. This decrease and the enacted changes in tax rates are the main factors as to why the effective rate for the year ended December 31, 2004 is approximately 200% as compare to the 34.2% effective rate for the same period in 2003. Other factors contributing to the large effective tax rate mainly include non-deductible expenses and certain inflationary effects.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2004 and 2003 are presented below:

                                                      2004              2003
                                                      ----              ----
 Deferred tax assets:
          Net operating loss carryforwards   $        515,009            526,821
          Accounts receivable                          28,061            182,915
          Accrued liabilities                           4,039             23,401
          Tax on assets                                17,303              9,067
          Accrued vacations                             2,022              2,590
                                                 --------------    -------------

                Total gross deferred
                  tax assets                          566,434            744,794

        Less valuation allowance                       18,941             11,657
                                                 --------------    -------------

               Net deferred tax assets                547,493            733,137
                                                 --------------    -------------

 Deferred tax liabilities:
          Property, systems and equipment             178,025            227,703
          Telephone concession rights                 165,168            161,396
          Pre-operating expenses                       57,726             68,589
          Other assets                                  5,016              1,951
          Inventories                                  17,475              7,729
                                                 --------------    -------------

                Total deferred tax
                  liabilities                         423,410            467,368
                                                 --------------    -------------

                Deferred tax assets, net     $        124,083            265,769
                                                 ==============    =============

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



     The Company assesses realizability of deferred tax assets based on the existence of taxable temporary differences expected to reverse in the same periods as the realization of deductible temporary differences or in later periods in which the tax loss carryforwards can be applied and when, in the opinion of management, there will be enough future taxable income for the realization of such deductible temporary differences. However, the amounts of realizable deferred tax assets could be reduced if the taxable income is lower. As of December 31, 2004 and 2003, a deferred tax asset valuation allowance was established for tax loss carryforwards from the subsidiaries and TA from the Company. No deferred tax asset valuation allowance was established for AXTEL tax loss carryforwards, since, in the opinion of Company management, there is a high probability that there will be enough future taxable income to realize the net deferred tax assets.

     According to the IT law, the tax loss of a year, restated by inflation, may be carried to the succeeding ten years. The tax losses have no effect on ESPS. As of December 31, 2004, the tax loss carryforwards expire as follows:


             Year              Inflation-adjusted tax      Recoverable TA
                                 loss carryforwards
--------------------------     -----------------------    --------------------

           2009              $                  593                    -
           2010                           1,174,980                    -
           2011                             223,375                    -
           2012                             439,849                    -
           2013                                 521                   8,595
           2014                             -                         8,708
                               -----------------------    --------------------

                             $            1,839,318                  17,303
                               =======================    ====================

     Effective January 1, 2002, Axtel transferred all of its personnel to a subsidiary Company, which eliminated any deferred ESPS liability.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(17) Stockholders' equity

     The main characteristics of stockholders' equity are described below:

(a)  Common stock structure

     The main characteristics and issuances of common stock for 2004, 2003 and 2002 are described below:


                                                                                                       Additional
                                                                                                        paid-in
                                                 Amount           Amount         Amount                 capital
                                               (thousand          (nominal       (constant             (constant
             Date                               dollars)          pesos)         pesos)                  pesos)
             ----                               --------          ------         ------                  ------

          February 28, 2002                        5,000        $       47,690            54,783        (2,155)
                                            ----------------    ---------------- ---------------- ----------------

          Total 2002                               5,000        $       47,690            54,783        (2,155)
                                            ----------------    ---------------- ---------------- ----------------

          February 28, 2003                       35,336        $      389,854           422,611        (8,358)
          October 7, 2003                        203,164             2,202,544         2,386,852        (7,267)
                                            ----------------    ---------------- ---------------- ----------------

          Total 2003                             238,500        $    2,592,398         2,809,463       (15,625)
                                            ================    ================ ================ ================


     At the General Stockholders' Meeting, held on February 28, 2003 the stockholders approved the following:

1. Cancellation of the stockholders' outstanding contribution of U.S.$10 million dollars according to the resolutions of the General Stockholders' Meeting held on March 30, 2001, releasing the Company's stockholders from their obligation to make this contribution to capital. Consequently, a U.S.$10 million-dollar decrease was approved of the variable portion of common stock of the Company.

2. Additional contribution to the variable portion of common stock for an amount equivalent in Mexican pesos of U.S.$60 million dollars payable in cash. Consequently, it was approved to issue 2,156,184,303 shares, which was distributed as follows: 1,041,437,018 Series "A" shares Variable; 549,355,873 Series "B" shares Variable; 451,232,470 Series "C" shares Variable and 114,158,942 Series "N" shares, all of them with no par value. In addition the Shareholder's Meeting also resolved that all Series "B" shares were to be exchanged for either Series "A" shares, in the case of investors of Mexican nationality, or Series "C" shares, in the case of investors of non-Mexican nationality.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



3. Additional contribution to the variable portion of common stock of the Company for up to the amount equivalent in Mexican pesos of U.S.$200 million dollars through the capitalization of liabilities payable to Nortel (See note 13). Consequently, it was approved to issue 250,836,980 registered shares, with no par value and no right to vote. All the shares were Series "N" shares of the Company's common stock in favor of Nortel, that when issued, will represent 9.9% of the total number of shares issued and paid of the Company's common stock.

     In addition, on March 20, 2003 the Company entered in a subscription agreement with Nortel Networks Limited (Nortel), where Nortel agreed to subscribe for 250,836,980 nominative, non par value and non-voting Series "N" Shares for a total subscription price of $2,093,537 (U.S.$178.5 million dollars). Such subscription price shall be considered to be satisfied by means of the debt capitalization as contemplated in the Restructuring Agreement (see note 13). Upon subscription of the shares, such shares represent 9.9% of the total issued and outstanding shares of the common stock of the Corporation.

     Also, during 2003 the Company entered in a subscription agreements with LAIF X Sprl, Tapazeca Sprl and New Hampshire Insurance Company whereby these entities agreed to subscribe and pay for 115,068,613 Series "B" shares, and 426,843,722 Series "C" shares all of which are nominative, non par value and voting shares, and 36,181,412 Series "N" shares which are nominative, non par value and non-voting for a total subscription price of US$16 million.

     In the Extraordinary Shareholders Meeting held on September 8, 2004 the shareholders approved a proposal to increase the variable portion of the capital stock of the Company in the amount in Mexican pesos equal to $3,066 through the issuance of 124,957,212 non-voting Series "N" shares which will represent 4.7% of the total issued capital stock of the Company. These series "N" stocks have not been issued.

     The Company common stock consists of 1,253,233,984 Series "A" shares, 888,152,627 Series "C" shares and 392,320,255 series "N" shares. Series "A" and "C" shares have the right to vote, and series "N" shares have no par value and no voting rights. Series "A" is restricted to Mexican individuals or corporations.

(b)  Stockholders' equity restrictions

     Stockholder contributions, restated as provided in the tax law, totaling of $7,170,569 may be refunded to stockholders tax-free.

     No dividends may be paid while the Company has a deficit. Some of the debt agreements mentioned in note 13 establish limitations on dividend payment.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(18) Rental, installation, service and other revenues

     Revenues consist of the following:


                                              2004             2003             2002
                                              ----             ----             ----

      Local calling services         $         2,722,077       2,300,041        1,932,563
      Long distance services                     381,854         312,255          305,617
      Other services                             757,382         466,914          348,377
                                         ---------------  ---------------  ---------------

                                     $         3,861,313       3,079,210        2,586,557
                                         ===============  ===============  ===============


(19) Special item

     In order to improve productivity and comply with the strategic plans, the Company restructured some of its operating areas during the years ended December 31, 2003 and 2002. The costs of restructuring, comprising compensation and benefits to personnel, were $10,987 and $34,194, respectively, and are presented as a special item in the statements of operations for the years ended December 31, 2003 and 2002.

(20) Other income (expenses), net

     Other income (expenses) consist of the following:


                                                             2004                2003                 2002
                                                             ----                ----                 ----

       Gain on extinguishment                       $          -                1,960,118              -

       Nortel prepayment                                       -                   32,297              -

       Nortel withholding cancellation                         -                   31,406              -

       Banorte prepayment                                      -                  (83,436)             -

       BCI termination agreement                               -                 (126,790)             -

       Other                                                     21,004            (5,361)             (29,100)
                                                       -----------------    ---------------    ------------------

              Other income (expenses), net          $            21,004         1,808,234              (29,100)
                                                       =================    ===============    ==================


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(21) Commitments and contingencies

     As of December 31, 2004, there are the following commitments and contingencies:

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

     On January 24, 2001, the Company received 13 million dollars from Spectra Site to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime rate in favor of Spectra Site on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. The Company has recognized a liability to cover such interest for $31,927, presenting it as other accounts payable in the balance sheet as of December 31, 2004.

     During 2002, Spectra Site Communications filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Spectra Site for unilateral rescission of the contract. As of December 31, 2004, the trial is at a stage where evidence is being shown, and thus it not possible to determine whether there is a contingency for the Company.

(b) On October 2002, Metronet, S.A. de C.V. ("Metronet") filed an action against the Company in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that the Company wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately U.S.$3.8 million, plus other expenses and attorneys' fees. The trial court ruled against the Company in first instance. The Company appealed such judgment before the Appeal Court and the Appeal Court on October 22, 2004 ruled in favor of the Company, discharging Axtel of any liability, damages or payment in favor of Metronet. Metronet has a last resource before the Mexican Federal Courts to change the Appeal Court judgment.

(c) The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company's financial position and results of operations.

(d) In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation of $31,736 and to other service providers for $48,402.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(e) The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 1, establish certain obligations of the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main shareholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) filing monthly reports about disruptions, (v) filing the services' tariff, and (vi) providing a bond.

(f) The Company leases some equipment and facilities under operating leases. Some of these leases have renewal clauses. Lease expense for 2004, 2003 and 2002 was $287,561, $205,706 and $222,177, respectively.

The  annual payments under these leases as of December 31, 2004 are as follows:


                                                                             Contracts in:
                                                   -----------------------------------------------------------------
                                                                           Dollars                UDIS
                                                        Pesos            (thousands)         (Investment units)
                                                   ----------------    ---------------   ---------------------------

                   2005                           $        59,286              6,716                 54,833
                   2006                                    45,131              5,551                 54,833
                   2007                                    39,179              4,588                 54,833
                   2008                                    33,475              2,819                 54,833
                   2009                                    27,834              2,727                 45,694
                   Thereafter                             106,903             11,461                -
                                                                                               --------------
                                                   ----------------    ---------------
                                                  $       311,808             33,862                265,026
                                                   ================    ===============         ==============


(g) As of December 31, 2004, the Company has placed purchase orders which are pending delivery from suppliers for approximately $765,748.

(h) On April 20, 2004 Axtel and Airspan entered into Amendment Agreement No. 2 to the Purchase and License Agreement of Fixed Wireless Access Equipment and the Technical Assistance Support Services Agreement, both dated March 20, 2004, by virtue of which the parties agreed to: (i) reduce the prices of (a) the Fixed Wireless Access Equipment (RSS customer premise equipment and the radio base station equipment) and (b) the Technical and Support Services for years 2004 and 2005; (ii) eliminate Axtel's obligation to provide a payment guarantee and modify its payments terms under such Agreements, (iii) improve the delivery times of the equipments; (iv) create a single unit of RSS (customer premise equipment) which will be sold at a lower price in comparison of the current RSS customer premise equipment; and (v) cancel Axtel's purchase commitments of years 2005, 2006 and 2007 established under sold Agreements and to replace such commitments with two new commitments, one for U.S.$ 55.0 million to purchase Fixed Wireless Access Equipment commencing April 20, 2004 and ending on December 31st, 2005 and the second commitment for the amount of U.S.$ 10.0 million to purchase any Airspan product, commencing January 1st, 2006 and ending on May 1st, 2006.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(i) On December 2004, the Company entered into a Purchase and License Agreement for FWA Equipment, by virtue of which the Company acquires the commitment of purchasing equipment manufactured by Airspan for the amount of U.S. $38.7 millions, from December 2004 through December 2006.

     As of December 31, 2004 the Company has placed purchase orders for the amount of U.S. $28.7 millions.

(j) On July 20, 2004 Axtel, Nortel Networks Limited and Nortel Networks de Mexico, S.A. de C.V., entered into a Purchase and License Agreement for the supply of next generation soft switch equipment and related services (the "NGN PLA"). This NGN PLA contains standard commercial and legal terms. In this NGN PLA, Axtel has a purchase commitment to acquire from Nortel Networks the equipment and the software licenses required to have 100,000 lines in services by the end of the five (5) year term of such agreement.

(k)  Those arising from labor obligations mentioned in note 2(i).

(22) Subsequent events

     During January 2005, the Company re-opened its bond issuance program, issuing U.S. $75,000,000 under the current indenture. This issuance matures on December 2013. The bonds were issued at a price of 106.75% over face value having a yield to maturity of 9.84%.

(23) New accounting pronouncements

     a)   Business combinations

          In March, 2004, the Mexican Institute of Public Accountants issued the new Bulletin B-7 Business Combinations, which is mandatory beginning on January 1, 2005, although it allows his early application. The Bulletin B-7 provides for certain rules to the accounting treatment of business acquisitions and investments in associate entities. The most relevant aspects included in the Bulletin B-7 among others are: the adoption of the purchase method as a unique rule of valuation. In consequence, the use of the International Accounting Standard IAS-22, Business Combinations was eliminated; modification of the accounting treatment of the goodwill, eliminating his amortization and establishing certain rules of impairment; it provides for specific rules in the acquisition of the minority interest, transferences of assets or exchange of stocks among entities under common control, and the accounting treatment of the intangible assets recognized in a business combinations.

          The Company estimates that the adoption of this Bulletin will not have any important impact in its financial position or operation results.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



     b)   Labor obligations.

          The new Bulletin D-3, issued in January 2004, substitutes and supersedes former Bulletin D-3, published in January 1993 and revised in 1998. The provisions of this Bulletin are effective immediately, except for those relating to payments upon termination of labor relationships, which are effective January 1, 2005.

          This Bulletin adds the issue of post-retirement benefit payments, to supersede Circular 50, "Interest Rates to be Used for Valuing Labor Obligations and Supplementary Application of Accounting Principles, Relating to Labor Obligations." Also, this Bulletin eliminates the issue of unforseen payments, and replaces it with the one relating to "Payments Upon Termination of the Labor Relationship," defining them as those payable to workers upon termination of the labor relationship before retirement age. These payments are of two types: (i) for restructuring reasons, for which the provisions of Bulletin C-9, "Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments," should be applied, and (ii) for reasons other than restructuring, which valuation and disclosure requirements are the same as those for pension and seniority premium payments, permitting that, upon adoption of the Bulletin, the transition asset or liability be immediately recognized in the results of operations, or else, that it be amortized over the average remaining service life of employees.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(24) Differences between Mexican and United States accounting principles

     The consolidated financial statements of the Company are prepared according to accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain significant respects from those applicable in the United States of America (U.S. GAAP).

     The consolidated financial statements under Mexican GAAP include the effects of inflation provided for by Bulletin B-10, whereas the financial statements prepared under US GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States of America.

     The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net (loss) income and stockholders' equity as of December 31, 2004, 2003 and 2002 is presented below, with an explanation of the adjustments.


                                                                                      Year ended December 31,
                                                                        -----------------------------------------------------
                                                                             2004               2003               2002
                                                                        --------------- -- ---------------- -- --------------

       Net (loss) income reported under Mexican GAAP ..............  $         (77,132)            946,503          (855,132)
                                                                        ---------------    ----------------    --------------

       Approximated US GAAP adjustments
       1. Deferred income taxes (see 25a)..........................            141,686             511,375          (254,939)
       2. Amortization of start-up cost (see 25c)..................             37,328              37,322            37,728
       3. Start-up costs of the year (see 25c).....................            (28,876)           -                  -
       4. Allowance for post retirement benefits (see 25d).........              7,712                 198            11,648
       5. Revenue recognition (see 25b)............................             (6,087)             30,493             64,365
       6. Deferred financing cost amortization (see 25f)...........            -                    14,013            (2,325)
       7. Accrued vacations (see 25d)..............................            -                  -                    1,287
       8. Capitalized interest (see 25e)...........................             (1,354)             (1,042)          -
       9. Gain on the forgiveness of debt (see 25g)..............              -                 1,350,728           -
                                                                        ---------------    ----------------    --------------
       Total approximate US GAAP adjustments.......................            150,409           1,943,087          (142,236)
                                                                        ---------------    ----------------    --------------
       Approximate net income (loss) under US GAAP.................  $          73,277           2,889,590          (997,368)
                                                                        ===============    ================    ==============


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)





                                                                              Year ended December 31,
                                                                         -----------------------------------
                                                                              2004               2003
                                                                         --------------- -- ----------------

       Total stockholders' equity reported under Mexican GAAP......  $      5,599,075            5,676,506
                                                                         ---------------    ----------------

       Approximate US GAAP adjustments
       1. Deferred income taxes (see 25a)..........................           (124,083)           (265,769)
       2. Start up costs (see 25c)................................c           (202,623)           (211,075)
       3. Revenue recognition (see 25b)............................             (83,469)           (77,382)
       4. Allowance for post retirement benefits (see 25d).........             (20,959)           (28,671)
       5. Capitalized interest (see 25e)...........................            24,753               26,107
                                                                         ---------------    ----------------
       Total approximate US GAAP adjustments.......................            (406,381)          (556,790)
                                                                         ---------------    ----------------
       Total approximate stockholders' equity under US GAAP........  $      5,192,694            5,119,716
                                                                         ===============    ================



     The term "SFAS" as used in this document refers to Statement of Financial Accounting Standards.

(a)  Deferred income taxes (IT) and employee's statutory profit sharing ("ESPS")

     For Mexican GAAP Deferred IT are accounted for under the asset and liability method. All of the Company's pretax income (loss) and reported income tax (expense) benefit is derived from domestic operations.

     For Mexican GAAP Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income (loss) to income (loss) for ESPS purposes, which can be reasonably presumed to result in a future liability or benefit, with indication that the liabilities or benefits will materialize.

     For U.S. GAAP purposes, the Company accounts for IT and ESPS under SFAS 109 "Accounting for Income Taxes," which uses the asset and liability method to account for deferred tax assets and liabilities. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of "temporary differences," by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss carryforwards. The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos. The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)


     The tax (expense) benefit attributable to the income (loss) before IT differed from the amount computed by applying the tax rate of 33% in 2004, 34% in 2003 and 35% in 2002 to pretax loss, as a result of the items mentioned below:


                                                                                   2004                2003              2002
                                                                                   ----                ----              ----

                     Computed "expected" income tax
                       (expense) benefit                                     $      (24,181)           (985,544)          349,079
                     Increase (decrease) resulting from:
                          Effects of inflation, net                                 (16,158)              3,994           (27,433)
                          Change in valuation allowance                             138,880             528,415          (199,239)
                          Gain on the forgiveness of debt                           -                   459,248           -
                          Adjustments to deferred tax assets and
                             liabilities for enacted changes in tax rates           (50,924)            (20,377)           16,456
                          Amendment to 2003 Income Tax Return (see note 16)
                                                                                    (30,084)           --                 -
                          Non-deductible expenses                                   (13,750)             (1,688)          (43,521)
                          Other                                                      (3,783)             15,952           (95,342)
                                                                               --------------     --------------    ---------------

                           Deferred income tax (expense) benefit             $       -                  -                 -
                                                                               ==============     ==============    ===============



     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2004 and 2003 for U.S. GAAP are presented below:


                                                                                              2004                2003
                                                                                              ----                ----

          Deferred tax assets:
          Net operating loss carryforwards.......................................... $          515,009            526,821
          Accounts receivable.......................................................             28,061            182,915
          Deferred revenues.........................................................             23,372             26,309
          Seniority premium and allowance for
             post retirement benefits...............................................              6,538              9,174
          Accrued vacations.........................................................              2,022              2,590
          Accrued liabilities.......................................................              4,039             23,401
          Tax on assets.............................................................             17,303              9,067
                                                                                         ----------------     --------------

                  Total gross deferred tax assets...................................            596,344            780,277

          Less valuation allowance................................................              (227,508)         (375,096)
                                                                                         ----------------     --------------

                  Net deferred tax assets...........................................            368,836            405,181
                                                                                         ----------------     --------------




                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)




          Deferred tax liabilities:
          Property, systems and equipment ..........................................            186,193            236,056
          Telephone concession rights...............................................            165,168            161,396
          Inventories...............................................................             17,475              7,729
                                                                                         ----------------     --------------

                  Total deferred tax liabilities....................................            368,836            405,181
                                                                                         ----------------     --------------

          Net deferred tax liabilities under US GAAP                                           -                   -
          Less net deferred tax assets recognized
               under Mexican GAAP...................................................            124,083            265,769
                                                                                         ----------------     --------------

          US GAAP adjustment to stockholders' equity................................ $          124,083            265,769
                                                                                         ================     ==============


     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Since the Company had not generated taxable income prior 2002 a deferred tax asset valuation allowance of $227,508, $ 375,096 and $903,513 as of December 31, 2004, 2003 and 2002, respectively, was recorded for U.S. GAAP. This represents a (decrease) and increase in the valuation allowance of $(147,588), $(528,415) and $206,006 for the years ended December 31,
     2004, 2003 and 2002, respectively.

(b)  Revenue recognition

     On December 3, 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to U.S. GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

     a) there is persuasive evidence of an agreement; b) the delivery was made or the services rendered; c) the sales price to the purchaser is fixed or determinable; and d) collection is reasonable assured.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



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

     Based on the provisions and interpretations of SAB 101, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company experience. The net effect of the deferral and amortization is presented in the above U.S. GAAP reconciliation.

(c)  Start-up costs

     In April 1998, the AICPA issued Statement of Position 98-5, "Report of Start-up Costs" (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred. SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998. Under Mexican GAAP, this costs were recognized when incurred as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of $37,328, $37,322 and $37,728 in 2004, 2003 and 2002, as shown in the U.S. GAAP reconciliation, and has reduced stockholders' equity by $202,623 and $211,075 to write off the unamortized balance at each year end. For US GAAP purposes during 2004 the Company reversed $28,876 of capitalized amortization costs.

(d)  Other employee benefits

     Vacation

     For the years ended December 31, 2002 and before, under Mexican GAAP the vacation expense was recognized when taken rather than during the period the employees earn it. In order to comply with SFAS 43, the Company recorded an increase in net income of $1,287 for the year ended December 31, 2002. Starting on January 2003, Mexican GAAP requires the recognition of vacation expense when earned.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



     Severance

     Under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, they should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the years ended December 31, 2004, 2003 and 2002 the Company recorded an increase in net income of $7,712, $198 and $11,648, respectively, and recognized an accrual amounting to $20,959 and $28,671 as of December 31, 2004 and 2003, respectively.

(e)  Capitalized interest

     Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position result recognized on the related debt. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

     The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP derived from borrowings denominated in foreign currency.

(f)  Deferred financing cost amortization

     Under Mexican GAAP, the Company amortizes deferred financing cost under the straight-line method over the life of the related debt. For U.S. GAAP, this cost is amortized on the interest method over the life of the related debt.

(g)  Gain on extinguishment

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

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



     For US GAAP, and as required by SFAS 15 "Accounting for Debtors and Creditors for Troubled Debt Restructurings", the equity provided by the Company to Nortel was recorded at the fair market value resulting in a net gain on extinguishment of the debt of approximately $3,310,846.

(h)  Supplemental cash flow information under U.S. GAAP

     Under Mexican GAAP, statements of changes in financial position identify the sources and uses of resources based on the differences between beginning and ending consolidated financial statement balances in constant pesos. Monetary position results and unrealized foreign exchange results are treated as cash items in the determination of resources provided by operations. Under U.S. GAAP (SFAS 95), statements of cash flows present only cash items and exclude non-cash items. SFAS 95 does not provide guidance with respect to inflation-adjusted financial statements. The differences between Mexican GAAP and U.S. GAAP in the amounts reported are mainly due to: (i) elimination of inflationary effects of monetary assets and liabilities from financing and investing activities against the corresponding monetary position result in operating activities, (ii) elimination of foreign exchange results from financing and investing activities against the corresponding unrealized foreign exchange result included in operating activities, and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.


     The following table summarizes the cash flow items as required under SFAS 95 provided by operating, financing and investing activities, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10. The following information is presented in thousands of pesos on a historical peso basis and is not presented in pesos of constant purchasing power:



                                                                                      Years Ended December 31,
                                                                           ------------------------------------------------
                                                                                2004             2003           2002
                                                                           ---------------- -------------------------------
           Net cash provided by (used in) operating activities...........      1,118,390         (11,160)        668,419
           Net cash provided by (used in) financing activities...........       (193,983)      1,038,913        (210,035)
           Net cash used in investing activities.........................     (1,382,981)       (329,221)       (265,855)
                                                                           ---------------- -------------------------------



     Net cash flows from operating activities reflect cash payments for interest and income taxes as follows:


                                               Years Ended December31,
                                    --------------------------------------------
                                         2004             2003          2002
                                    ---------------- ---------------------------
           Interest paid..........       278,528          463,711        103,958
           Income taxes paid......         8,789            8,597        -
                                    ---------------- ---------------------------

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



     During the years ended December 31, 2004, 2003 and 2002, the Company acquired property, systems and equipment through notes payable financing amounting to approximately $203,810, $119,655 and $243,523, respectively.

(i)  Condensed financial information under U.S. GAAP

     The following table presents consolidated condensed statements of operations for the years ended December 31, 2004, 2003 and 2002, prepared under US GAAP, and includes all differences described in this note as well as certain other reclassifications required for purposes of US GAAP:


                                                            Years Ended December 31,
                                                  ----------------------------------------------
           Statements of operations                    2004           2003           2002
                                                  ----------------------------------------------
           Revenues.............................     3,851,213       3,105,565       2,650,922
           Operating income (loss)..............       255,566         180,283        (130,494)
           Comprehensive financing result.......      (194,504)       (429,601)       (803,580)
           Other income (expenses), net.........        21,004       3,147,975         (63,294)
           Tax on assets........................        (8,789)         (9,067)        -
                                                  ----------------------------------------------
           Consolidated net income (loss).......        73,277       2,889,590        (997,368)
                                                  ==============================================


     The following table presents consolidated condensed balance sheets at December 31, 2004 and 2003, prepared under US GAAP, including all differences and reclassifications as compared to Mexican GAAP described in this note 24:


                                                                                       At December 31,
                                                                            --------------------------------------
           Balance sheets                                                         2004                2003
                                                                            -----------------   ------------------
           Current assets..............................................           1,334,604            1,729,981
           Property, systems and equipment.............................           6,137,026            5,502,485
           Deferred charges............................................             864,351              890,885
                                                                            -----------------   ------------------
                  Total assets.........................................           8,335,981            8,123,351
                                                                            -----------------   ------------------
           Current liabilities                                                    1,006,708              758,485
           Long-term debt..............................................           2,026,214            2,134,697
           Other non-current liabilities...............................             110,365              110,453
                                                                            -----------------   ------------------
                  Total liabilities....................................           3,143,287            3,003,635
                                                                            -----------------   ------------------
                  Stockholders' equity.................................           5,192,694            5,119,716
                                                                            -----------------   ------------------
                  Total liabilities and stockholders' equity...........           8,335,981            8,123,351
                                                                            -----------------   ------------------


(j)  Fair value of financial instruments

     The carrying amount of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses and short-term debt, approximates fair value because of the short-term maturity of these financial assets and liabilities.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



     The carrying value of the Company's long-term debt and the related fair value based on quoted market prices for the same or similar instruments or on current rates offered to the Company for debt of the same remaining maturities (or determined by discounting future cash flows using borrowing rates currently available to the Company) at December 31, 2003 is summarized as follows:

                                       Carrying amount      Estimated fair value
                                   ---------------------------------------------
           Long-term debt.......            175,000                  66,757
                                   ---------------------------------------------

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

(l)  Recently Issued Accounting Standards

     In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for the Company as of January 1, 2006.

     In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006.

     The Company estimates that the adoption of the above bulletins will not have a material effect on its financial position or results of operations.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



(m)  Guaranteed debt

     On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S.$175 million ($2,074 million pesos) maturing on December 15, 2013. Interest on the notes are payable semiannually at annual rate of 11%, beginning on June 15, 2004.

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

     Axtel is eligible, under Adopting Release (nos. 33-7878 and 34-43124) and a no-action request letter, for presenting the condensed consolidating financial information of Impulsora, Instalaciones and Servicios in this note in accordance with Rule 3-10 (f) of Regulation S-X. Each of Impulsora, Instalaciones and Servicios have total capital stock outstanding of 50,000 common shares. Axtel directly owns all but one share of each of Impulsora, Instalaciones and Servicios. The ownership of the remaining share by someone other than Axtel is a requirement of Mexican law.

     For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column "Axtel" corresponds to the parent company issuer. The second column, "Combined Guarantors", represents the combined amounts of Instalaciones, Impulsora and Servicios, after adjustments and eliminations relating to their combination. The third column, "Adjustments and Eliminations", includes all amounts resulting from the consolidation of Axtel, and the guarantors. The fourth column, "Axtel Consolidated", represents the Company's consolidated amounts as reported in the audited consolidated financial statements. Additionally, all amounts presented under the line item "Investments in subsidiaries" for both the balance sheet and the income statement are accounted for by the equity method.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



     The condensed consolidating financial information is as follows:

     Condensed consolidating balance sheets:


                                                                                                     Adjustments
                                                                                    Combined             and             Axtel
     As of December 31, 2004                                       Axtel           Guarantors       Eliminations     Consolidated
     ------------------------------------------------------    ---------------------------------------------------------------------

     Current assets                                         $      1,349,862              110,732        (125,990)       1,334,604
     Property, systems and equipment, net                          6,104,165                9,417          (1,309)       6,112,273
     Deferred charges                                              1,024,432                5,837           -            1,030,269
     Investment in subsidiaries                                       24,206              -               (24,206)           -
     Other-non current assets                                        156,818                3,970           -              160,788
                                                               ---------------  ------------------ ---------------- ----------------

         Total assets                                       $      8,659,483              129,956        (151,505)       8,637,934
                                                               ---------------  ------------------ ---------------- ----------------

     Current liabilities                                    $      1,030,651              102,047        (125,990)       1,006,708
     Long-term debt                                                2,026,214              -                 -            2,026,214
     Other non-current liabilities                                     3,543                2,394           -                5,937
                                                               ---------------  ------------------ ---------------- ----------------

         Total liabilities                                         3,060,408              104,441        (125,990)       3,038,859
                                                               ---------------  ------------------ ---------------- ----------------

     Total stockholders equity                                     5,599,075               25,515         (25,515)       5,599,075
                                                               ---------------  ------------------ ---------------- ----------------

     Total liabilities and stockholders equity              $      8,659,483              129,956        (151,505)       8,637,934
                                                               ---------------  ------------------ ---------------- ----------------

     As of December 31, 2003
     ------------------------------------------------------

     Current assets                                         $      1,727,339               98,437          (95,795)      1,729,981
     Property, systems and equipment, net                          5,467,837               10,376           (1,835)      5,476,378
     Deferred charges                                              1,224,844                6,580            -           1,231,424
     Investment in subsidiaries                                       22,002              -                (22,002)          -
     Other non-current assets                                        136,131                  174            -             136,305
                                                               ---------------  ------------------ ----------------- ---------------

         Total assets                                       $      8,578,153              115,567         (119,632)      8,574,088
                                                               ---------------  ------------------ ----------------- ---------------

     Current liabilities                                    $        764,659               89,621          (95,795)        758,485
     Long-term debt                                                2,134,697              -                  -           2,134,697
     Other non-current liabilities                                     2,291                2,109            -               4,400
                                                               ---------------  ------------------ ----------------- ---------------

         Total liabilities                                         2,901,647               91,730          (95,795)      2,897,582
                                                               ---------------  ------------------ ----------------- ---------------

     Total stockholders equity                                     5,676,506               23,837          (23,837)      5,676,506
                                                               ---------------  ------------------ ----------------- ---------------

     Total liabilities and stockholders equity              $      8,578,153              115,567         (119,632)      8,574,088
                                                               ---------------  ------------------ ----------------- ---------------

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)




     Condensed consolidating income statements:

                                                                                       Adjustments
                                                                      Combined             and                Axtel
     For the year ended December 31, 2004            Axtel           Guarantors       Eliminations        Consolidated
     ----------------------------------------  ------------------ ----------------- ------------------  ------------------

     Rental, installation, service and
        other revenues                       $        3,861,313           920,902           (920,902)        3,861,313
     Cost of sales and services                      (1,229,500)            -                 -             (1,229,500)
     Selling and administrative expenses             (1,369,936)         (929,271)           920,902        (1,378,305)
     Depreciation and amortization                   (1,000,260)             (905)            -             (1,001,165)
     Operating income                                   261,617            (9,274)            -                252,343
     Comprehensive financing result, net               (199,131)           (2,123)             1,250          (200,004)
     Other income (expenses), net                        20,530             1,724             (1,250)           21,004
     Income tax                                        (149,652)             (823)            -               (150,475)
     Investment in subsidiaries                         (10,496)            -                 10,496             -
                                               ------------------ ----------------- ------------------  ------------------
     Net (loss) income                       $          (77,132)          (10,496)            10,496           (77,132)
                                               ------------------ ----------------- ------------------  ------------------

     For the year ended December 31, 2003
     ----------------------------------------

     Rental, installation, service and
        other revenues                       $        3,079,143           809,140           (809,073)        3,079,210
     Cost of sales and services                        (852,647)            -                 -               (852,647)
     Selling and administrative expenses             (1,208,924)         (800,508)           809,073        (1,200,359)
     Depreciation and amortization                     (907,226)             (421)            -               (907,647)
     Operating (loss) income                            110,346             8,211             -                118,557
     Comprehensive financing result, net               (448,204)           (1,926)             1,271          (448,859)
     Other expenses, net                              1,806,964            (8,446)            (1,271)        1,797,247
     Income tax                                        (518,983)           (1,459)            -               (520,442)
     Investment in subsidiaries                          (3,620)            -                  3,620             -
                                               ------------------ ----------------- ------------------  ------------------
     Net income (loss)                       $          946,503            (3,620)             3,620           946,503
                                               ------------------ ----------------- ------------------  ------------------


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)




                                                                                       Adjustments
                                                                      Combined             and                Axtel
     For the year ended December 31, 2002            Axtel           Guarantors       Eliminations        Consolidated
     ----------------------------------------  ------------------ ----------------- ------------------  ------------------

     Rental, installation, service and
        other revenues                       $        2,586,557           855,752           (855,752)         2,586,557
     Cost of sales and services                        (645.699)         -                    -                (645,699)
     Selling and administrative expenses             (1,339,143)         (848,109)           855,752         (1,331,500)
     Depreciation and amortization                     (853,925)             (955)            -                (854,880)
     Operating (loss) income                           (252,210)            6,688                              (245,522)
     Comprehensive financing result, net               (801,245)           (1,549)             1,539           (801,255)
     Other expenses, net                                (26,805)          (34,950)            (1,539)           (63,294)
     Income tax                                         246,789             8,150             -                 254,939
     Investment in subsidiaries                         (21,661)            -                 21,661             -
                                               ------------------ ----------------- ------------------  ------------------
     Net (loss) income                       $         (855,132)          (21,661)            21,661           (855,132)
                                               ------------------ ----------------- ------------------  ------------------

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



     Condensed consolidating statements of changes in financial position:


                                                                                                 Adjustments
                                                                                  Combined           and             Axtel
     For the year ended December 31, 2004                           Axtel        Guarantors     Eliminations      Consolidated
     ---------------------------------------------------------- --------------  -------------- ---------------- -----------------

     Operating activities:
        Net (loss) income                                     $    (77,132)          (10,496)          10,496         (77,132)
        Non-cash items                                            1,160,408            2,455          (10,496)       1,152,367
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by (used in) operations          1,083,276           (8,041)           -            1,075,235
        Net (investment in) financing from operations               106,588            1,369             (229)         107,728
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by (used in) operations, net     1,189,864           (6,672)            (229)       1,182,963
                                                                --------------  -------------- ---------------- -----------------

     Financing activities:
        Increase in common stock                                     -                12,700          (12,700)        -
        Additional paid-in capital                                   -                  -               -             -
        Loans payments, net                                         (93,530)            (229)             229         (93,530)
        Others                                                          (31)            -               -                 (31)
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by financing activities            (93,561)          12,471          (12,471)        (93,561)
                                                                --------------  -------------- ---------------- -----------------

     Investing activities:
        Acquisition and construction of property, systems and
          equipment, net                                         (1,532,165)            (473)           -          (1,532,638)
        Investment in subsidiaries                                  (12,700)            -              12,700         -
        Other assets                                                (66,950)          (3,796)           -             (70,746)
                                                                --------------  -------------- ---------------- -----------------
              Resources used in investing activities             (1,611,815)          (4,269)          12,700      (1,603,384)
                                                                --------------  -------------- ---------------- -----------------

     Increase (decrease) in cash and equivalents                   (515,512)           1,530            -            (513,982)
     Cash and equivalents at the beginning of the year            1,067,902              481            -            1,068,383
                                                                --------------  -------------- ---------------- -----------------
     Cash and equivalents at the end of the year              $     552,390            2,011            -              554,401
                                                                --------------  -------------- ---------------- -----------------


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



                                                                                                 Adjustments
                                                                                  Combined           and             Axtel
     For the year ended December 31, 2003                           Axtel        Guarantors     Eliminations      Consolidated
     ---------------------------------------------------------- --------------  -------------- ---------------- -----------------

     Operating activities:
        Net (loss) income                                     $      946,503          (3,620)           3,620           946,503
        Non-cash items                                              (530,289)          2,598           (3,620)         (531,311)
                                                                --------------  -------------- ---------------- -----------------
            Resources used in operations                             416,214          (1,022)           -               415,192
         Net financing from (investment in) operations              (244,548)             15           (2,262)         (246,795)
                                                                --------------  -------------- ---------------- -----------------
            Resources provided by (used in) operations, net          171,666          (1,007)          (2,262)          168,397
                                                                --------------  -------------- ---------------- -----------------

     Financing activities:
        Increase in common stock                                   2,809,462           2,389           (2,388)        2,809,463
        Additional paid-in capital                                   (15,625)           -               -               (15,625)
        Proceeds from (loans payments), net                       (1,591,004)         (2,262)           2,262        (1,591,004)
        Others                                                       (60,571)           -               -               (60,571)
                                                                --------------  -------------- ---------------- -----------------
            Resources provided by financing activities             1,142,262             127             (126)        1,142,263

     Investing activities:
        Acquisition and construction of property, systems and
          equipment, net                                            (485,292)           -               -              (485,292)
        Investment in subsidiaries                                    (2,388)           -               2,388          -
        Other assets                                                (101,686)           (174)           -              (101,860)
                                                                --------------  -------------- ---------------- -----------------
            Resources used in investing activities                  (589,366)           (174)           2,388          (587,152)
                                                                --------------  -------------- ---------------- -----------------

     Increase in cash and equivalents                                724,562          (1,054)           -               723,508
     Cash and equivalents at the beginning of the year               343,340           1,535            -               344,875
                                                                --------------  -------------- ---------------- -----------------
     Cash and equivalents at the end of the year              $    1,067,902             481            -             1,068,383
                                                                --------------  -------------- ---------------- -----------------


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)




                                                                                                 Adjustments
                                                                                  Combined           and             Axtel
     For the year ended December 31, 2002                           Axtel        Guarantors     Eliminations      Consolidated
     ---------------------------------------------------------- --------------  -------------- ---------------- -----------------

     Operating activities:
        Net (loss) income                                     $    (855,132)         (21,661)          21,661          (855,132)
        Non-cash items                                              628,797           (6,952)         (21,661)          600,184
                                                                --------------  -------------- ---------------- -----------------
              Resources used in operations                         (226,335)         (28,613)           -              (254,948)
          Net investment in operations                              258,711          (14,565)          (1,375)          242,771
                                                                --------------  -------------- ---------------- -----------------
              Resources used in operations, net                      32,376          (43,178)          (1,375)          (12,177)
                                                                --------------  -------------- ---------------- -----------------

     Financing activities:
        Increase in common stock                                     54,783           45,715          (45,715)           54,783
        Additional paid-in capital                                   (2,155)            -               -                (2,155)
        Proceeds from (loans payments), net                         665,049           (1,375)           1,375           665,049
        Others                                                       95,827             -               -                95,827
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by financing activities            813,504           44,340          (44,340)          813,504
                                                                --------------  -------------- ---------------- -----------------

     Investing activities:
        Acquisition and construction of property, systems and
          equipment, net                                           (596,293)            -               -              (596,293)
        Investment in subsidiaries                                  (45,715)            -              45,715             -
        Other assets                                                 (1,533)              38            -                (1,495)
                                                                --------------  -------------- ---------------- -----------------
              Resources used in investing activities               (643,541)              38           45,715          (597,788)
                                                                --------------  -------------- ---------------- -----------------

     Decrease in cash and equivalents                               202,339            1,200            -               203,539
     Cash and equivalents at the beginning of the year              141,001              335            -               141,336
                                                                --------------  -------------- ---------------- -----------------
     Cash and equivalents at the end of the year              $     343,340            1,535            -               344,875
                                                                --------------  -------------- ---------------- -----------------


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)


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


     Guarantors' Combined Balance Sheets:

     As of December 31, 2004
     ------------------------------------
                                                                                            Adjustments
                                                                             Servicios          and           Combined
                   Assets                    Icosa        Inmobiliaria         Axtel       Eliminations      Guarantors
                                          ------------ ------------------- --------------  -------------- -----------------

     Cash and cash equivalents          $         589                12          1,410            -                2,011
     Related parties receivables                7,343            -              88,102              (4)           95,441
     Refundable taxes and other
        accounts receivable                     1,326             1,193         10,761           -                13,280
                                          ------------ ------------------- --------------  -------------- -----------------

         Total current assets                   9,258             1,205        100,273              (4)          110,732
                                          ------------ ------------------- --------------  -------------- -----------------

     Property, systems and equipment,
     net                                       -                  9,417         -                -                 9,417
     Deferred income taxes                          9            -               6,060            (232)            5,837
     Other                                        803            -               3,167           -                 3,970
                                          ------------ ------------------- --------------  -------------- -----------------

         Total non current assets                 812             9,417          9,227            (232)           19,224
                                          ------------ ------------------- --------------  -------------- -----------------

     Total assets                       $      10,070            10,622        109,500            (236)          129,956
                                          ------------ ------------------- --------------  -------------- -----------------

     Liabilities and Stockholders Equity

     Account payable and accrued
        liabilities                     $        162             -              18,180           -                18,342
     Taxes payable                             4,724             -              50,727           -                55,451

     Related parties payables                  4                  8,592         -                   (4)            8,592
     Other accounts payable                    1,067             -              18,595           -                19,662
                                          ------------ ------------------- --------------  -------------- -----------------

         Total current liabilities             5,957              8,592         87,502              (4)          102,047
                                          ------------ ------------------- --------------  -------------- -----------------

     Deferred income taxes                      -                   232         -                 (232)            -
     Others                                      402             -               1,992           -                 2,394
                                          ------------ ------------------- --------------  -------------- -----------------

         Total liabilities                     6,359              8,824         89,494            (236)          104,441
                                          ------------ ------------------- --------------  -------------- -----------------

     Stockholders' equity                      4,895              1,390         29,726           -                36,011
     Net (loss) income                        (1,184)               408         (9,720)          -               (10,496)
                                          ------------ ------------------- --------------  -------------- -----------------

     Total stockholders equity                 3,711              1,798         20,006           -                25,515
                                          ------------ ------------------- --------------  -------------- -----------------

     Total liabilities and stockholders
     equity                             $     10,070             10,622        109,500            (236)          129,956
                                          ------------ ------------------- --------------  -------------- -----------------


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)




     As of December 31, 2003
     ------------------------------------
                                                                                           Adjustments
                                                                             Servicios         and           Combined
                   Assets                    Icosa        Inmobiliaria         Axtel       Eliminations     Guarantors
                                          ------------ ------------------- -------------- --------------- ----------------

     Cash and cash equivalents          $        168                 15            298            -                 481

     Accounts receivable                        35               -                 101            -                 136
     Related parties receivables               5,603             -              80,571             (606)         85,568
     Refundable taxes and other
       accounts receivable                     1,036              1,405          9,811            -              12,252
                                          ------------ ------------------- -------------- --------------- ----------------

         Total current assets                  6,842              1,420         90,781             (606)         98,437
                                          ------------ ------------------- -------------- --------------- ----------------

     Property, systems and equipment,
     net                                        -                10,376           -               -              10,376
     Deferred income taxes                         3             -               7,029             (452)          6,580

     Other                                        174            -                -               -              174
                                          ------------ ------------------- -------------- --------------- ----------------

         Total non current assets                177             10,376          7,029             (452)         17,130
                                          ------------ ------------------- -------------- --------------- ----------------

     Total assets                       $      7,019             11,796         97,810           (1,058)        115,567
                                          ------------ ------------------- -------------- --------------- ----------------

     Liabilities and stockholders'
     equity

                           Account payable and accrued
     liabilities                        $        171             -               8,911            -               9,082
     Taxes payable                             2,895             -              50,287            -              53,182
     Related parties payables                   -                 9,427          -                 (606)          8,821
     Other accounts payable                      465             -              18,071            -              18,536
                                          ------------ ------------------- -------------- --------------- ----------------

         Total current liabilities             3,531              9,427         77,269             (606)         89,621
                                          ------------ ------------------- -------------- --------------- ----------------

     Deferred income taxes                      -                   452         -                  (452)          -
     Others                                      292             -               1,817            -               2,109
                                          ------------ ------------------- -------------- --------------- ----------------

         Total liabilities                     3,823              9,879         79,086           (1,058)         91,730
                                          ------------ ------------------- -------------- --------------- ----------------

     Stockholders' equity                      3,970              1,570         21,917          -                27,457

     Net (loss) income                          (774)               347          (3,193)          -               (3,620)
                                          ------------ ------------------- -------------- --------------- ----------------

     Total stockholders equity                 3,196              1,917         18,724            -              23,837
                                          ------------ ------------------- -------------- --------------- ----------------

     Total liabilities and stockholders
        equity                          $      7,019             11,796         97,810           (1,058)        115,567
                                          ------------ ------------------- -------------- --------------- ----------------


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)




     Guarantors' Combined Income Statements:

                                                                                                Adjustments
                                                                                Servicios           and         Combined
     For the year ended December 31, 2004      Icosa        Inmobiliaria          Axtel        Eliminations    Guarantors
     -------------------------------------- ------------  ------------------ ----------------- -------------- --------------

     Rental and service revenues          $    79,312               1,975            839,615          -           920,902

     Administrative expenses                  (80,154)               (500)          (849,117)          500        (929,271)

     Depreciation and amortization               -                   (432)              (473)       -                 (905)

          Operating (loss) income                (842)              1,043             (9,975)          500          (9,274)
                                            ------------  ------------------ ----------------- -------------- --------------

     Comprehensive financing result, net         (272)               (856)              (995)         -             (2,123)
                                            ------------  ------------------ ----------------- -------------- --------------

     Other income (expenses), net                   6            -                     2,218           (500)        1,724
                                            ------------  ------------------ ----------------- -------------- --------------

        (Loss) income before income taxes and
          employee statutory profit
          sharing                              (1,108)                187             (8,752)         -             (9,673)
                                            ------------  ------------------ ----------------- -------------- --------------

          Total income (tax) and employee
             statutory profit sharing
            benefit                               (76)                221               (968)         -               (823)
                                            ------------  ------------------ ----------------- -------------- --------------

              Net (loss) income           $    (1,184)                408             (9,720)         -            (10,496)
                                            ------------  ------------------ ----------------- -------------- --------------


     For the year ended December 31, 2003
     --------------------------------------

     Rental and service revenues          $    47,063               2,067           760,010           -           809,140

     Administrative expenses                   (47,453)               (527)         (753,055)          527       (800,508)

     Depreciation and amortization               -                    (421)         -               -                (421)

          Operating income (loss)                 (390)             1,119             6,955            527          8,211
                                            ------------  ------------------ ----------------- -------------- --------------

     Comprehensive financing result, net          (146)               (898)             (882)         -            (1,926)
                                            ------------  ------------------ ----------------- -------------- --------------

     Other expenses, net                           26                   6             (7,951)          (527)       (8,446)
                                            ------------  ------------------ ----------------- -------------- --------------

        (Loss) income before income taxes and
           employee statutory profit
           sharing                                (510)               227             (1,878)         -            (2,161)
                                            ------------  ------------------ ----------------- -------------- --------------

          Total income tax and employee
            statutory profit sharing              (264)               120             (1,315)         -            (1,459)
                                            ------------  ------------------ ----------------- -------------- --------------

              Net (loss) income           $       (774)               347             (3,193)         -            (3,620)
                                            ------------  ------------------ ----------------- -------------- --------------

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)






                                                                                                Adjustments
                                                                                Servicios           and         Combined
     For the year ended December 31, 2002     Icosa         Inmobiliaria          Axtel        Eliminations    Guarantors
     -------------------------------------- ------------  ------------------ ----------------- -------------- --------------

     Rental and service revenues          $     38,041              2,164            815,547         -            855,752

     Administrative expenses                   (37,459)              (548)          (810,650)          548       (848,109)

     Depreciation and amortization                (481)              (474)          -               -                (955)

           Operating income                        101              1,142              4,897           548          6,688
                                            ------------  ------------------ ----------------- -------------- --------------

     Comprehensive financing result, net          (201)              (903)              (445)        -             (1,549)
                                            ------------  ------------------ ----------------- -------------- --------------

     Other expenses, net                        (1,758)            -                 (32,644)          (548)      (34,950)
                                            ------------  ------------------ ----------------- -------------- --------------

         Loss before income taxes and
          employee statutory profit
          sharing                               (1,858)               239            (28,192)        -            (29,811)
                                            ------------  ------------------ ----------------- -------------- --------------

            Total income tax and employee
              statutory  profit sharing            355                186              7,609         -              8,150
                                            ------------  ------------------ ----------------- -------------- --------------

             Net (loss) income            $     (1,503)               425            (20,583)        -            (21,661)
                                            ------------  ------------------ ----------------- -------------- --------------


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)




     Guarantors' Combined Statements of Changes in Financial Position:



                                                                                                Adjustments
                                                                                Servicios           and         Combined
     For the year ended December 31, 2004      Icosa        Inmobiliaria          Axtel        Eliminations    Guarantors
     -------------------------------------- ------------  ------------------ ----------------- -------------- --------------

     Operating activities:
        Net (loss) income                 $    (1,184)               408             (9,720)         -            (10,496)
        Non-cash items                            214                211              2,030          -               2,455
                                            ------------  ------------------ ----------------- -------------- --------------

            Resources (used in) provided
              by operations                      (970)               619             (7,690)         -             (8,041)

            Net (investment in) financing
              from operations                     320               (393)             1,442          -               1,369
                                            ------------  ------------------ ----------------- -------------- --------------

            Resources (used in) provided
              by operations, net                 (650)               226             (6,248)         -             (6,672)
                                            ------------  ------------------ ----------------- -------------- --------------

     Financing activities:
        Increase in common stock                1,700           -                    11,000          -              12,700
        Loans payment, net                      -                   (229)           -                -               (229)
                                            ------------  ------------------ ----------------- -------------- --------------

     Resources provided by (used in)
        financing activities                    1,700               (229)            11,000          -              12,471
                                            ------------  ------------------ ----------------- -------------- --------------

     Investing activities:
        Property. System and Equipment,
        net                                      -                 -                   (473)         -               (473)
        Other assets                             (629)             -                 (3,167)         -             (3,796)
                                            ------------  ------------------ ----------------- -------------- --------------

            Resources used in investing
              activities                         (629)             -                 (3,640)         -             (4,269)
                                            ------------  ------------------ ----------------- -------------- --------------

     Increase (decrease) in cash and
        equivalents                               421                 (3)             1,112          -               1,530

     Cash and equivalents at the
        beginning of the year                     168                 15                298          -                 481
                                            ------------  ------------------ ----------------- -------------- --------------

     Cash and equivalents at the end of
        the year                          $       589                 12              1,410          -               2,011
                                            ------------  ------------------ ----------------- -------------- --------------


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)



                                                                                                Adjustments
                                                                                Servicios           and         Combined
     For the year ended December 31, 2003      Icosa        Inmobiliaria          Axtel        Eliminations    Guarantors
     -------------------------------------- ------------  ------------------ ----------------- -------------- --------------

     Operating activities:
        Net income (loss)                 $       (774)               347            (3,193)         -            (3,620)
        Non-cash items                             369                301             1,928          -              2,598
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources (used in) provided by
            operations                            (405)               648            (1,265)         -            (1,022)

           (Investment in) financing from
             operations, net                      (194)                46               163          -                 15
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources (used in) provided by
            operations, net                       (599)               694            (1,102)         -            (1,007)
                                            ------------  ------------------ ----------------- -------------- --------------

     Financing activities:
        Increase in common stock                   860              1,529           -                -              2,389
        Loans payments, net                     -                 (2,262)           -                -            (2,262)
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources provided by (used in)
            financing activities                   860              (733)           -                -                127
                                            ------------  ------------------ ----------------- -------------- --------------

     Investing activities:
        Other assets                              (174)             -               -                -              (174)
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources used in investing
            activities                            (174)             -               -                -              (174)
                                            ------------  ------------------ ----------------- -------------- --------------

     (Decrease) increase in cash and
        equivalents                                 87               (39)            (1,102)         -            (1,054)

     Cash and equivalents at the
        beginning of the year                       81                 54             1,400          -              1,535
                                            ------------  ------------------ ----------------- -------------- --------------

     Cash and equivalents at the end of
        the year                          $        168                 15               298          -                481
                                            ------------  ------------------ ----------------- -------------- --------------



                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousands pesos of constant purchasing power as of December 31, 2004)




                                                                                                Adjustments
                                                                                Servicios           and         Combined
     For the year ended December 31, 2002      Icosa        Inmobiliaria          Axtel        Eliminations    Guarantors
     -------------------------------------- ------------  ------------------ ----------------- -------------- --------------

     Operating activities:
        Net (loss) income                 $     (1,503)               425           (20,583)         -            (21,661)
        Non-cash items                             178                288            (7,418)         -             (6,952)
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources (used in) provided by
            operations                          (1,325)               713           (28,001)         -            (28,613)

          Investment in operations, net           (695)               658           (14,528)         -            (14,565)
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources (used in) provided by
            operations, net                     (2,020)             1,371           (42,529)         -            (43,178)
                                            ------------  ------------------ ----------------- -------------- --------------

     Financing activities:
        Increase in common stock                 1,844               -               43,871          -              45,715
        Loans payment                           -                   (1,375)           -              -             (1,375)
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources provided by (used in)
            financing activities                 1,844              (1,375)          43,871          -              44,340
                                            ------------  ------------------ ----------------- -------------- --------------

     Investing activities:
        Other assets                                38               -                -              -                  38
                                            ------------  ------------------ ----------------- -------------- --------------

          Resources used in investing
            activities                              38               -                -              -                  38
                                            ------------  ------------------ ----------------- -------------- --------------

     (Decrease) increase in cash and
        equivalents                               (138)                 (4)           1,342          -               1,200

     Cash and equivalents at the
        beginning of the year                      219                 58                58          -                 335
                                            ------------  ------------------ ----------------- -------------- --------------

     Cash and equivalents at the end of
        the year                          $         81                 54             1,400          -               1,535
                                            ------------  ------------------ ----------------- -------------- --------------

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
      (Thousand pesos of constant purchasing power as of December 31, 2004)


     Guarantors - U.S. GAAP reconciliation of net income and stockholders' equity:

     As discussed at the beginning of this note 25, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

     The main differences between Mexican GAAP and US GAAP and their effect on consolidated net loss and stockholders' equity as of December 31, 2004, 2003 and 2002 is presented below, with an explanation of the adjustments.


                                                                                      Year ended December 31,
                                                                        -----------------------------------------------------
                                                                             2004               2003               2002
                                                                        --------------- -- ---------------- -- --------------

       Net loss reported under Mexican GAAP .......................  $       (10,496)               (3,620)          (21,661)
                                                                        ---------------    ----------------    --------------

       Approximated US GAAP adjustments
       1. Deferred income taxes (A)................................              741                  1,382           (8,150)
       2. Amortization of start-up cost (B)........................           -                  -                       480
       3. Allowance for post retirement benefits (C)...............            7,712                    198          (26,904)
       4. Accrued vacations (C)....................................           -                   -                   (2,162)
                                                                        ---------------    ----------------    --------------
       Total approximate US GAAP adjustments.......................            8,453                  1,580          (36,736)
                                                                        ---------------    ----------------    --------------
       Approximate net loss under US GAAP..........................  $        (2,043)               (2,040)          (58,397)
                                                                        ===============    ================    ==============



                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousand pesos of constant purchasing power as of September 30, 2004)





                                                                              Year ended December 31,
                                                                         -----------------------------------
                                                                              2004               2003
                                                                         --------------- -- ----------------

       Total stockholders' equity reported under Mexican GAAP......  $         25,515               23,837
                                                                         ---------------    ----------------

       Approximate US GAAP adjustments
       1. Deferred income taxes (A)................................             (5,837)             (6,580)
       2. Preoperating result......................................               -                -
       3. Allowance for post retirement benefits (C)...............             (20,959)           (28,671)
                                                                         ---------------    ----------------
       Total approximate US GAAP adjustments.......................             (26,796)           (35,251)
                                                                         ---------------    ----------------
       Total approximate stockholders' equity under US GAAP........  $           (1,281)           (11,414)
                                                                         ===============    ================



     Guarantors-Notes to the U.S. GAAP reconciliation

A.   Deferred income taxes

     Deferred income taxes adjustment in the stockholders' equity reconciliation to U.S. GAAP, at December 31, 2004 and 2003, represented decreases of $ 5,837 and $ 6,580, respectively.

B.   Start-up costs

     In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Costs" (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred. SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998. Under Mexican GAAP, this type of costs were recognized when incurred as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of $ 480 in 2002, as shown in the US GAAP reconciliation.

C.   Other employee benefits

     Vacation-For years ended December 31, 2002 and before, under Mexican GAAP the vacation expense was recognized when taken rather than during the period the employees earn it. In order to comply with SFAS 43, for the year ended December 31, 2002, the Company recorded a decrease in net income of $ 2,162. Starting on January 2003, Mexican GAAP requires the recognition of vacation expense when earn.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
     (Thousand pesos of constant purchasing power as of September 30, 2004)



     Severance-Under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, they should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the years ended December 31, 2004, 2003 and 2002 the Company recorded an increase or (decrease) in net income of $7,712, $198 and $ (26,904), respectively, and recognized an accrual amounting to $20,959 and $28,671 as of December 31, 2004 and 2003, respectively.

                                   SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                      Axtel, S.A. de C.V.


                                      /s/ Patricio Jimenez Barrera
                                      ----------------------------
                                      Patricio Jimenez Barrera
                                      Chief Financial Officer

April 27, 2005

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

     4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

          (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

     5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

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

Date:  April 27, 2005

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

     4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

          (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

     5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

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

Date:  April 27, 2005

                                                     /s/ Tomas Milmo Santos
                                                     -------------------------
                                                     Tomas Milmo Santos
                                                     Chief Executive Officer

                                                                    EXHIBIT 13.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Axtel, S.A. de C.V. (the "Company") on Form 20-F for the fiscal year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tomas Milmo Santos, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, based on my knowledge:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Dated:  April 27, 2005                                /s/ Tomas Milmo Santos
                                                      -------------------------
                                                      Tomas Milmo Santos
                                                      Chief Executive Officer

                                                                    EXHIBIT 13.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Axtel, S.A. de C.V. (the "Company") on Form 20-F for the fiscal year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Patricio Jimenez Barrera, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, based on my knowledge:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Dated:  April 27, 2005                     /s/ Patricio Jimenez Barrera
                                           ----------------------------
                                           Patricio Jimenez Barrera
                                           Chief Financial Officer