Form 20-F
AXTEL SA DE CV
filed 2006-05-01
CIK 1282636

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
 ☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR
  ☐            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005

OR
  ☐            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______.

Commission file number: 333-114196

Axtel, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

Axtel

(Translation of Registrant’s Name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(Address of principal executive offices)
_____________________________

Securities registered or to be registered pursuant to
Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
None.	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,840,936,866

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

               Yes: _____           No:   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.

                 Yes: _____         No:   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                Yes: _____          No:   ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer _____  Accelerated filer _____   Non-accelerated filer   ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

                   Item 17:          Item 18:   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).
               Yes:  _____          No:   ☒

In this annual report, references to “$,” “$US” or “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Mexican Pesos. This annual report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.  This annual report contains discusssions and financial information that were prepared in accordance with Mexican GAAP, unless otherwise indicated.

Forward Looking Statements

This report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements reflect our views with respect to our financial performance and future events. All forward-looking statements contained herein are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein. Many of these statements may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential,” among others. Readers are cautioned not to place reliance on these forward-looking statements. The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

•	ability to attract subscribers;

•	expansion of our business to new cities;

•	changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

•	our ability to manage, implement and monitor billing and operational support systems;

•	an increase in churn, or subscriber cancellations;

•	the control of us retained by certain of our stockholders;

•	changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

•	the effects of governmental regulation of the Mexican telecommunications industry;

•	declining rates for long distance traffic;

•	fluctuations in labor costs;

•	foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

•	the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

•	the timing and occurrence of events which are beyond our control; and

•	other factors described in this Form 20-F.

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

A.  Selected Financial Data

The following table provides our selected historical consolidated financial data. The selected historical consolidated financial data for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this Form 20-F.

The information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and related notes thereto included elsewhere in this Form 20-F.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(Constant Ps. in millions as of December 31, 2005, except ratios, shares and margins)
Statement of Income Data:
Telephone services and related revenues	2,443.6	2,671.9	3,180.8	3,988.7	4,966.8
Cost of revenues and operating expenses	(3,060.0)	(2,925.5)	(3,058.4)	(3,728.1)	(4,368.2)
Income (loss) from operations	(616.4)	(253.6)	122.5	260.7	598.6
Net income (loss) from continuing operations per share (pesos)	(5.2)	(7.2)	0.4	(0.0)	0.1
Shares outstanding	122,610,235	122,610,235	2,533,706,866	2,533,706,866	2,840,936,866
Net income (loss) from continuing operations	(637.1)	(883.4)	977.7	(79.7)	284.4
Interest expense, net	(437.8)	(459.8)	(216.8)	(265.9)	324.1
Foreign exchange gain (loss), net	108.6	(673.6)	(348.0)	(7.6)	103.9
Monetary position	236.4	305.6	101.1	66.9	54.4
Other income (expense), net(1)	(33.7)	(30.1)	1,867.9	21.7	7.2
Cash severance and other items	(68.7)	(35.3)	(11.3)	—	—
Income (loss) before income taxes and employee profit	(811.7)	(1,146.7)	1,515.4	75.8	439.9
Income tax and employee profit sharing benefit (expense)	174.6	263.4	(537.6)	(155.4)	(155.5)
Net income (loss)	(637.1)	(883.4)	977.7	(79.7)	284.4

Operating Data:
Depreciation and amortization	702.4	883.1	937.6	1,034.2	1,130.2
Investment in fixed assets (end of period)	1,724.4	616.0	676.9	1,509.3	1,636.7
Net Resources:
Operating activities	(330.8)	(12.6)	349.5	1,148.1	1,411.7
Investing activities	(1,737.9)	(617.5)	(782.1)	(1,582.4)	(1,691.1)
Financing activities	2,055.3	840.3	1,180.0	(96.6)	1,597.8
Increases (decreases) in cash or cash equivalents	(13.5)	210.3	747.4	(530.9)	1,318.3
Ratio of earnings to fixed charges under Mexican GAAP(2)	N/A	N/A	5.7x	1.2x	1.9x
Ratio of earnings to fixed charges under US GAAP(2)	N/A	N/A	10.4x	1.2x	1.9x
Total access lines in service (in thousands) (end of period)
Business	121.0	116.4	132.4	177.6	228.0
Residential	169.1	178.7	216.7	275.9	377.9
Total	290.1	295.1	349.1	453.5	605.9

	As of December 31,
	2001	2002	2003	2004	2005
	(Constant Ps. in millions as of December 31, 2005)
Balance Sheet Data:
Cash and cash equivalents	146.0	356.3	1,103.6	572.7	1,891.0
Capital stock	4,382.5	4,439.1	7,341.2	7,341.2	8,037.6
Total assets	8,789.4	8,808.1	8,857.0	8,923.0	10,833.4
Total debt	5,344.9	6,031.8	2,363.5	2,266.9	2,835.5
Total liabilities	5,958.8	6,806.5	2,993.2	3,139.1	3,756.0
Total shareholders’ equity	2,830.5	2,001.5	5,863.8	5,783.8	7,077.4

Data in Accordance with US GAAP(3):

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(Constant Ps. in millions as of December 31, 2005)
Financial Data:
Income (loss) from operations	(621.8)	(134.8)	186.2	264.0	598.3
Income (loss) from continuing operations	(665.1)	(1,030.3)	2,984.9	75.7	497.8
Net income (loss)	(665.1)	(1,030.3)	2,984.9	75.7	497.8
Net income (loss) from operations per share	(5.4)	(8.4)	1.2	0.0	0.2
Capital stock	4,382.5	4,439.1	5,945.9	5,945.9	6,642.3
Shares outstanding	122,610,235	122,610,235	2,533,706,866	2,533,706,866	2,840,936,866
Total assets	7,972.0	7,763.0	8,391.4	8,611.1	10,892.9
Total debt	5,344.9	6,031.8	2,363.5	2,266.9	2,835.5
Total shareholders’ equity (deficit)	1,777.1	813.0	5,288.7	5,364.0	6,871.0
____________________________
(1)	Other income for the year ended December 31, 2003 includes a net gain of Ps. 2,024.8 (US$187.9 million) due to our repurchase of certain debt.
(2)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as our income from operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs and 33% of lease payments, which represents the amounts considered to be the interest factor. According to Mexican GAAP, earnings in 2001 and 2002 were insufficient to cover fixed charges by Ps. 252.8 million and Ps. 577.3 million, respectively. According to U.S. GAAP, earnings in 2001 and 2002 were insufficient to cover fixed charges by Ps. 101.4 million and Ps. 458.5 million, respectively.

(3)	Reconciled in accordance with Note 25 of our consolidated financial statements.

Exchange Rates

As of April 3, 2006, the noon buying rate in the spot market for the purchase of US dollars (in nominal pesos per US dollar) was Ps.10.86 (1). The following table sets forth, for the periods indicated, the period end, average, high and low noon buying rates, in each case for the purchase of US dollars, all expressed in nominal pesos per US dollar.

			Noon buying rate(1)
Prior Years	Period End	Average	High	Low

Year ended December 31, 2001	9.16	9.34	9.97	8.95
Year ended December 31, 2002	10.43	9.66	10.43	9.00
Year ended December 31, 2003	11.24	10.79	11.41	10.11
Year ended December 31, 2004	11.15	11.20	11.33	11.11
Year Ended December 31, 2005	10.63	10.89	11.41	10.41
____________________________
(1)	Source: Federal Reserve Bank of New York

The following table sets forth, for the periods indicated, the high and low noon buying rates, in each case for the purchase of US dollars, all expressed in nominal pesos per US dollar.

Month/Year		Noon buying rate(1)
	High	Low
October 2005	10.94	10.69
November 2005	10.77	10.57
December 2005	10.77	10.41
January 2006	10.64	10.44
February 2006	10.53	10.43
March 2006	10.95	10.46
____________________________
(1)	Source: Federal Reserve Bank of New York

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

You will not be able to fully evaluate our historical performance because we have a limited operating history.

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

We have a history of substantial losses and may incur losses in the future.

Since our inception in 1994, we have incurred a cumulative net loss of Ps. 1,540.3 million. We incurred a net loss of Ps.883.4 million during 2002, a net profit of Ps.977.7 million during 2003 as a result of the Nortel debt repurchase transaction and a net loss of Ps.79.7 during 2004. During 2005 we were able to generate a net profit of Ps. 284.4 million. We anticipate that we could incur net losses in the future.

We may not have sufficient administrative, operational or financial resources to pursue our growth strategy.

Our expected growth will place a strain on our administrative, operational and financial resources. The development of our business and the installation and expansion of our network, services and customer base require significant expenditures. Since our inception we have invested in the aggregate approximately Ps. 11,374.1 million in our network and infrastructure. These expenditures, together with operating expenses, will adversely impact our cash flow and profitability. We also anticipate that continued growth will require us to attract and retain qualified personnel who can efficiently manage such growth. If we are unable to meet the challenges that our growth presents, our results of operations and financial condition could be adversely affected.

We depend on certain vendors for the deployment of our network.

Our ability to achieve our strategic objectives and our overall performance and prospects depends and will depend, in large part, upon the successful, timely and cost-effective acquisition of equipment. From our inception until December 2003, Nortel Networks was our main supplier of fixed wireless access technology. On December 23, 2003, Airspan Communications Limited (“Airspan”) acquired Nortel’s fixed wireless access business, assuming Nortel’s rights and obligations relating to the supply of fixed wireless access products and related services to us. Therefore, we currently depend on Airspan for the production of all of our requirements for fixed wireless access products, which represent most of our current network access infrastructure. If Airspan is unable or fails to supply these products, our network expansion and growth could be slowed and our operating results could be adversely affected. We are Airspan’s primary customer for these products and have a license from Airspan to manufacture these products in the event Airspan ceases production. However, we may be unable to obtain additional fixed wireless access products on satisfactory terms, if at all. See Item 7. “Major Shareholders and Related Party Transactions.”

We depend on key personnel; if they were to leave us, we might have an insufficient number of qualified employees.

We believe that our ability to implement our business strategy and our future success depends on the continuous employment of our senior management team, in particular our president and chief executive officer, Tomás Milmo Santos. Our senior management team has extensive experience in the industry and is vital in maintaining some of our major customer relationships which may be difficult to replace. The loss of the technical knowledge, management and industry expertise of these key employees could make it difficult for us to execute our business plan effectively and could result in delays in new products being developed, loss of customers and diversion of resources while we seek replacements.

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

Our operations are dependent upon our ability to protect our network infrastructure against damage from fire, earthquakes, hurricanes, floods, power loss, breaches of security, software defects and similar events and to construct networks that are not vulnerable to the effects of such events. The occurrence of a natural disaster or other unanticipated problem at our facilities or at the sites of our switches could cause interruptions in the services we provide. The failure of a switch would result in the interruption of service to the customers served by that switch until necessary repairs were effected or replacement equipment was installed. Repairing or replacing damaged equipment may be costly. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.

If our significant customer fails to perform under our existing agreements, our business could be adversely impacted.

We have an agreement with Nextel de Mexico, our largest single customer, which allows Nextel de Mexico to provide telecommunications services to its customers through access to our network. Under this agreement, we are guaranteed certain minimum levels of traffic. For the fiscal year ended December 31, 2005, our sales to Nextel de Mexico accounted for approximately 17% of our net sales. In the event that Nextel de Mexico fails to comply with its obligations under our agreement, or such agreement is not renewed upon its expiration in December 2006, our results of operations and financial condition could be materially and adversely affected.

We depend on Telmex for interconnection and we may be forced to pay higher interconnection fees in the future, which could have a material adverse effect on our business and results of operations.

Telmex exerts significant influence on all aspects of the telecommunications markets in Mexico, including interconnection agreements. We use Telmex’s network to terminate the vast majority of our customers’ calls. Our interconnection agreement with Telmex expired on December 31, 2005. Its terms and conditions (including the interconnection rates) were automatically extended after the expiration date until the parties mutually agree to extend the agreement or execute a new interconnection agreement. If a new interconnection agreement is entered into with Telmex, its terms and conditions (including interconnection rates) may not permit us to offer services that are both profitable and competitive. In addition, if the SCT (Secretaria de Comunicaciones y Transportes), or the Mexican telecommunications regulatory authority (Comisión Federal de Telecomnicaciones, or COFETEL) ceased to regulate Telmex’s pricing, the resulting competitive climate could have a material adverse effect on our business and results of operations.

A system failure could cause delays or interruptions of service, which could cause us to lose customers.

To be successful, we will need to continue to provide our customers reliable service over our network. Some of the risks to our network and infrastructure include:

•	physical damage to access lines;

•	power surges or outages;

•	software defects; and

•	disruptions beyond our control.

Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and incur additional expenses.

Under Mexican law, our concessions could be expropriated or temporarily seized.

Pursuant to the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones) enacted in 1995, the public telecommunications networks are considered public domain. Under such law, holders of concessions to install, operate and develop public telecommunications networks are subject to the provisions of the Mexican Federal Telecommunications Law and any other provision contained in the concession title. The Mexican Federal Telecommunications Law provides, among other things, the following:

•	Rights and obligations granted under the concessions to install, operate and develop public telecommunications networks may only be assigned with the prior authorization of the SCT;

•	Neither the concession nor the rights thereunder or the related assets may be assigned, pledged, mortgaged or sold to any government or country; and

•
The Mexican government (through the SCT), may expropriate or temporarily seize the assets related to the concessions in the event of natural disasters, war, significant public disturbance or threats to internal peace or for other reasons relating to economic or public order.

Mexican law sets forth the process for indemnification for direct damages arising out of the expropriation or temporary seizure of the assets related to the concessions, except in the event of war. However, in the event of expropriation we cannot assure you that the indemnification will equal the market value of concessions and related assets or that we will receive such indemnification in a timely manner. Mexican law does not prohibit a grant of a security interest by the concessionaire to its creditors (except for security granted to a foreign government or country) in the concessions and the assets, provided that all procedural laws are complied with; however, if such security interest is enforced, the assignee must comply with the Mexican Federal Telecommunications Law’s provisions related to concessionaires, including, among others, the requirement to receive the authorization by the SCT to be a holder of the concession.

The regulatory authority could require us to offer services in certain geographical areas where we do not currently provide services, which could have a negative effect on our operating margins and results of operations.

The SCT has granted us the necessary permits to provide services in all of the Mexican territory. Some of our concessions require us to offer services in certain geographical areas where we do not currently provide services. If we do not provide services by December 2006 in such geographical areas, the SCT could revoke the specific permits and concessions covering such territories in which we do not provide services. We have been able to obtain extensions from the SCT in order to comply with such requirements and have been able to maintain in full force and effect our permits and concessions corresponding to the geographical areas in which we do not currently provide services. However, we cannot assure you that extensions will be obtained in the future or that we will not be required to provide services in such geographical areas and experience a low operating margin. If extensions are not obtained or if we are required to provide services in areas where we do not currently provide services, our results of operations and financial condition may be adversely affected.

The regulatory authority could require us to allow long distance carriers to offer directly to our customers their long distance services, which could have a negative effect on our operating margins and results of operations.

        Pursuant to Mexican Federal Telecommunications Law we obtained an indefinite exemption from the obligation to interconnect with long distance carriers. Such resolution prevented them from offering long distances services directly to our customers. However, we cannot assure you that in the future new exemptions will be granted to us or that we will no be required in the future to allow long distance carriers to offer directly to our customers their long distance services. If an exemption is not granter or we are required to allow long distance carriers to offer our customers their long distance services, our results of operations and financial condition may be adversely affected.

We operate in a highly competitive environment, which may negatively affect our operating margins.

The telecommunications industry in Mexico is becoming more competitive. Over the past two years, prices for local and long distance calls in Mexico declined by approximately 14% and 21% in real terms, respectively. We expect the Mexican telecommunications market to continue to experience rate pressure, primarily as a result of:

•	increased competition and focus by our competitors on increasing market share;

•
recent technological advances that permit substantial increases in the transmission capacity of both new and existing fiber-optic networks, resulting in long distance overcapacity and rate pressure; and

•	the entrance of competitors or cable television operators into certain of our markets.

As the telecommunications industry in Mexico becomes more competitive, we will face significant competition from other operators primarily on the basis of features, pricing and customer service. Some of these competitors include Telmex, Avantel, Alestra and Maxcom, as well as established local cable television operators who may expand their services into certain of our markets, such as long distance voice and data service. As resellers of telephony services become licensed, they will also offer competition in many of our targeted markets.

Telmex, as the former state-owned telecommunications monopoly and dominant provider of local and other telecommunications services in Mexico, has significantly greater financial and other resources than those available to us. In addition, Telmex’s nationwide network and concessions, as well as its established and long-standing customer base, give it a substantial competitive advantage over us.

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

We may need additional financing.

We may require additional financing in the future to service our indebtedness and fund our operations and capital expenditures. We cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or on terms acceptable to us. In addition, our ability to incur additional indebtedness will be restricted by the terms of financial agreements currently in place or into which we may enter in the future.

The technology we use may be made obsolete by the technology used by our competitors.

Our fixed wireless system, as well as our fiber optic network, point-to-multipoint and point-to-point infrastructure, may not be as efficient as technologies used in the future by our competition. We have relied heavily on the continued performance of wireless technology. Technological changes or advances in alternative technologies may adversely affect our competitive position and require us to reduce our prices, substantially increase capital expenditures and/or write down obsolete technology.

If our current churn rate increases, our business could be negatively impacted.

The cost of acquiring a new customer is much higher than the cost of maintaining an existing customer. Accordingly, customer deactivations, or churn, could have a material negative impact on our operating income, even if we were able to obtain one new customer for each lost customer. Our average monthly churn rate has been stable during the last 21 months at approximately 1.1% which is higher than that of our main competitor. Our churn rate was mainly due to customer deactivations resulting from non-payment of bills. If we experience a further increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our residential customers.

We are obligated to comply with certain restrictions under our indebtedness, which may affect our future activities.

Under the indenture governing our 11% senior notes due 2013, we are obligated to comply with certain covenants, which may restrict our ability to pay dividends or carry out acquisitions or other transactions, including certain financings.

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

 Mexican law provides that no more than 49% of the full voting stock of a Mexican corporation holding a concession to provide telecommunications services other than cellular services may be held by non-Mexicans.  Non-Mexicans own 11.13% of our full voting stock, the remaining 88.87% of our full voting stock is owned either by Mexicans or is considered neutral which is not considered a foreign investment.  Any future sales of equity securities to non-Mexicans in excess of 49% of full voting stock must involve so called “neutral” securities with limited or no voting rights, such as our outstanding CPOs (Certificados de Participación Ordinaria), or would require a proportional purchase of voting stock by Mexicans.  This national ownership requirement may limit our ability to raise capital from non-Mexican investors in the future.

Fraud could increase our expenses.

The fraudulent use of telecommunications networks could impose a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We may suffer a loss of revenue as a result of fraudulent use and incur an additional cash cost due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. Although technology has been developed to combat this fraudulent use and we have installed it in our network, this technology does not eliminate fraud entirely. In addition, because we rely on other long distance carriers to terminate our calls on their networks, some of which do not have anti-fraud technology in their networks, we may be particularly exposed to this risk in our long distance service.

Macroeconomic developments in Mexico affect our business.

We are a Mexican company with all of our operations in Mexico. The economic environment within Mexico can have a significant impact on our business and financial condition and results of operations.

Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by a sharp devaluation of the peso, high inflation, foreign currency exchange rate instability, high domestic interest rates, a strong contraction in consumer demand for many products and services, reduced availability of credit, high unemployment and diminished international investor confidence in Mexico. Mexico’s gross domestic product, which grew at a real annual rate of 3.5% during 1994, declined by 6.2% in real terms during 1995.

In response to these developments, beginning in February 1995, the Mexican government implemented a variety of economic programs designed to promote economic recovery, stabilize foreign currency exchange rates and reduce inflation. Economic conditions in Mexico improved moderately in 1996 and 1997. However, a combination of factors led to a slowdown in Mexico’s economic growth in 1998. Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one-third of which are derived from petroleum taxes and duties. In addition, the economic crises in Asia and Russia, as well as the financial turmoil in Brazil and elsewhere, produced greater volatility in the international financial markets, which further slowed Mexico’s economic growth. In 1998, the inflation rate in Mexico was 18.6%, interest rates on 28-day Certificados de la Tesoreriá de la Federación (“CETES”) averaged 24.8% and the peso lost 22.7% of its value (in nominal terms) relative to the US dollar.

During 1999, conditions improved with the inflation rate in Mexico at 12.3%, interest rates on 28-day CETES averaging 21.4% and the peso appreciating 4.2% in value (in nominal terms) relative to the U.S. dollar. Throughout 2000, the improvement shown in 1999 continued. In 2000, the inflation rate was 9.0%, interest rates on 28-day CETES averaged 15.2% and the peso devalued 1.5% in value (in nominal terms) relative to the U.S. dollar. The Mexican government estimated that Mexico’s real gross domestic product grew by 5.0% in 1998, 3.6% in 1999 and 6.6% in 2000.

Beginning in January 2001, however, and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico began to experience an economic slowdown marked by a decline in gross domestic product. In 2001, Mexico’s gross domestic product shrank by 0.2% in real terms while the inflation rate was 4.4%, interest rates on 28-day CETES averaged 11.3% and the peso appreciated 4.8% in value (in nominal terms) relative to the US dollar. During 2002, as the United States and global economic slowdown continued, the Mexican real gross domestic product growth rate was 0.7%, the inflation rate was 5.7%, interest rates on 28-day CETES averaged 7.1% and the peso devalued 13.9% (in nominal terms) relative to the US dollar. During the years ended December 31, 2003 and 2004, the inflation rate was 4.0% and 5.2% respectively, interest rates on 28-day CETES averaged 6.2% and the peso devalued 7.7% and 0.3% respectively (in nominal terms) relative to the US dollar. The gross domestic product for 2005 was 3.0%.

In the past, inflation has led to high interest rates and devaluation of the peso. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us. Inflation in Mexico decreases the real purchasing power of the population of Mexico, and the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased. Such policies have had and could have an adverse effect on us.

A global economic slowdown or other future economic developments in or affecting Mexico could impair our business, results of operations, financial condition, prospects and ability to obtain financing.

Political events in Mexico could affect Mexican economic policy and our results of operations.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy could have a significant impact on Mexican private sector entities in general, as well as on market conditions.

Mexican political events may also significantly affect our operations. In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Accion Nacional, which we refer to as the “PAN,” won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional, which we refer to as the “PRI.” The PAN did not succeed in securing a majority in either house of the Mexican Congress.

President Fox assumed office on December 1, 2000. While the transition from the previous administration was smooth, since assuming office, President Fox has encountered strong opposition to some of his proposed reforms from both houses of Mexican Congress, where opposition parties such as the PRI, the Partido de la Revolucion Democratica and/or the Partido Verde Ecologista de Mexico have frequently joined forces to block PAN initiatives. Further, on July 6, 2003, Mexican Congressional elections were held. The elections resulted in a reduction in the number of Congressional seats held by the PAN and an increase in the number of Congressional seats held by the PRI, among others. On July 2, 2006, Mexico will have federal elections to select the president and members of both houses. We expect this event to be highly competitive and to generate uncertainty which may have an adverse effect on economic developments in Mexico, including a possible adverse effect on our business, financial condition, prospects and results of operations. Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. It is possible that political uncertainty may adversely affect financial markets.

High interest rates in Mexico could increase our financing costs.

Mexico historically has had high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities, CETES, averaged 21.4%, 15.2% and 11.3% for 1999, 2000 and 2001, respectively. Although rates for 2002, 2003, 2004 and 2005 have lowered to 7.1%, 6.2%, 6.8% and 9.2%, respectively, we cannot assure you that interest rates will remain at their current rates. Thus, we may be forced to incur Mexican peso-denominated debt in the future at interest rates higher than the current rates.

We may lose money because of peso devaluation.

While our revenues are almost entirely denominated in pesos, the substantial majority of our obligations, and all of our long-term debt, are denominated in U.S. dollars. The value of the Mexican peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. During the year ended December 31, 2005 and 2004, the peso appreciated by 4.3% and suffered devaluation of 0.2% (in nominal terms), respectively. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including the 11% senior notes due 2013. In addition, any further devaluation of the peso may negatively affect the value of Mexican securities such as the 11% senior notes due 2013.

Our financial statements do not give you the same information as financial statements prepared under United States accounting principles.

We prepare our financial statements in accordance with Mexican GAAP. These principles differ in significant respects from U.S. GAAP, including the treatment of the capitalization of pre-operating expenses, the capitalization of interest and deferred income taxes and employees’ profit sharing, and in the presentation of cash flow information. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation of U.S. GAAP. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of companies in other countries. See Note 25 to the audited consolidated financial statements.

We may not be able to make payments in U.S. dollars.

In the past, the Mexican economy has experienced balance of payments deficits and shortages in foreign currency reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not implement a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Mexican economy.

Item 4.	INFORMATION ON THE COMPANY

A.  History and Development of the Company

Axtel, S.A. de C.V. was founded in 1994. We are a variable capital corporation (sociedades anonimas de capital variable) organized under the laws of Mexico. In June 1996, we were awarded by the Mexican government a concession to install and operate a public telecommunications network for the offering of local and long distance telephony services in Mexico. In 1998 and 1999, we won several spectrum auctions, including for 60 MHz at 10.5 GHz for point-to-multipoint access, for 112 MHz at 15 GHz for point-to-point backhaul access, for 100 MHz at 23 GHz for point-to-point last mile access and for 50 MHz at 3.4 GHz for fixed wireless access, which together allow us to service the entire territory of Mexico. In June 1999, we launched commercial operations in the city of Monterrey. Our network currently reaches twelve of the largest metropolitan areas in Mexico (Mexico City, Monterrey, Guadalajara, Puebla, Toluca, Leon, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez and Tijuana), which represent more than 31% of the total population of Mexico, according to the National Institute of Geography, Statistics and Information Technology of Mexico (“INEGI”). We estimate that our total lines represent approximately 9% of the lines in service of our total addressable market in the twelve cities we service. We expect that most of our growth will come from continued customer acquisitions and build out of our network within our current markets as we continue to expand our coverage and capacity in the major metropolitan areas that we currently serve. We also expect to expand into selected markets we do not yet serve through organic growth and, possibly, strategic acquisitions. For a description of our principal capital expenditures, see Item 5 “Liquidity and Capital Resources.”

Our corporate offices are located at Blvd. Gustavo Diaz Ordaz km. 3.33 No. L-1, Col. Unidad San Pedro, San Pedro Garza Garcia, N.L., Mexico, CP 66215 (Telephone +52 (81) 8114-0000).

Our agent for service in the United States is CT Corporation System, located at CT 111 Eighth Avenue, 13th Floor, New York, New York 10011.

B.  Business Overview

Our Company

We believe we are a leading telecommunications services provider in Mexico, offering a wide array of services, including local and long distance telephony, data and internet to business and residential customers. We believe that we are one of the largest and fastest growing integrated telecommunications companies in Mexico, with 605,904 lines in service as of December 31, 2005. For the year ended December 31, 2005, we generated revenues and operating income of Ps. 4,966.8 million (US$460.8 million) and Ps. 598.6 million (US$55.5 million), respectively.

We hold concessions to offer local and long distance telecommunications services throughout Mexico. We provide services using a hybrid wireline and fixed wireless local access network designed to optimize capital expenditures through the deployment of network access equipment based on specific customer requirements. Our current network last-mile access options include fixed wireless access, point-to-point and point-to-multipoint wireless technologies, as well as metropolitan fiber rings. Since inception in 1994 we have invested in the aggregate over Ps. 11,374.1 million in our network, which includes 12 digital switches, 327 fixed wireless access sites, 116 point-to-multipoint sites (of which 112 are within fixed wireless access sites) and 623 kilometers of metropolitan fiber optic rings.

Our strategy is to continue to penetrate our existing markets by offering a comprehensive portfolio of high quality, facilities-based voice, data, internet and value-added communications services and to cost-effectively enter into selective new markets with high growth and revenue opportunity. Our approach is to bundle multiple voice, data and internet services into integrated telecommunications solutions for businesses and high-usage residential customers. For the year ended December 31, 2005, approximately 69% of our revenues were generated from business lines and 31% of our revenues were generated from residential lines.

Competitive Strengths

Leading Market Position. By being one of the first competitive providers to approach customers with bundled local, long distance voice and data services, we believe we are able to meet pent-up demand for an alternative service provider, as well as establishing brand awareness and customer relationships prior to market entry by emerging competitors. We have benefited from our “first-competitor-to-market” advantage by capturing what we estimate to be an approximately 9% market share of our total addressable market in the fifteen cities where we offer services. In each of the cities of Monterrey and Guadalajara, the first two markets where, in 1999, we first launched operations, we estimate that we have achieved an approximately 14% market share of our coverage market.

Comprehensive Voice and Data Service Portfolio. We provide our customers an integrated bundle of services that includes local and long distance voice services, as well as internet, data and other value-added services. We believe our comprehensive service portfolio enables us to build strong, long-term relationships with customers, thereby reducing churn and increasing our return on our investment in network infrastructure. Furthermore, our digital access, transport and switching network enable us to compete for the current revenue opportunity in voice services, while also enabling us to provide data services as demand for those services grows.

Flexible, Technologically Advanced, Reliable Digital Network. Our hybrid fixed wireless and wireline local access network structure allows us to enter new markets quickly and cost-effectively. By utilizing the fixed wireless access technology model, we are able to quickly cover a substantial geographic area with minimal initial capital expenditures. We do not incur incremental capital expenditures for last-mile connectivity until the customer subscribes to our service. As of December 31, 2005, our network consisted of 12 digital switches, 327 fixed wireless access sites, 116 point-to-multipoint sites (of which 112 are within fixed wireless access sites) and 623 kilometers of metropolitan fiber optic rings in order to service our 605,904 access lines.

Compelling Financial Profile. We have a diversified revenue base, a favorable average revenue per user, or ARPU, positive cash flow generation, strong capitalization and solid financial ratios.

•	Diversified revenue base. Our wide array of service offerings and our 605,904 lines in service and over 368,191 customers provide us with a diverse revenue base.

•
Average revenue per user. Our business model targets business and high-usage residential customers. We believe this model allows us to achieve a favorable average revenue per user. For the year ended December 31, 2005, we had a monthly average revenue per user of Ps. 632.7.

•
Positive cash flow generation and strong capitalization. Cash generated from operations, our strong capitalization and low leverage allow us to invest in our growth while maintaining the ability to further leverage our expansion plans and continue to execute our business strategy.

•
Solid financial ratios. Our financial ratios reflect our sound financial position. For the year ended December 31, 2005 our Net Debt to Adjusted EBITDA ratio was 0.52x, our Total Debt to Equity ratio was 0.40x and our Adjusted EBITDA margin was 34.8%.

Experienced Management Team and Strong Equity Partners. Our senior management team has extensive entrepreneurial, financial, marketing and telecommunications expertise. The diverse experience of our senior management team has contributed significantly to our initial success and rapid growth. In addition, we have benefited from working with strong domestic partners and experienced multinational investors such as The Blackstone Group, AIG-GE Capital Latin American Infrastructure Fund L.P. and affiliates of The Soros Group. Our domestic investors and directors include Tomas Milmo Santos, Tomas Milmo Zambrano, Alberto Santos de Hoyos and Lorenzo Zambrano Trevino. These businessmen have extensive financial, operating and senior management experience in large Mexican corporations.

Strategy

The key elements of our business strategy are:

Target Service Sectors with High Profitability Potential. We have divided our target market into the residential market and business market. In the residential market we focus on high-usage residential customers. Within the business market we focus on medium and large businesses as well as high-usage micro and small business. We have developed differentiated, targeted telecommunications services plans designed to capture business and retain high-usage residential customers in each market segment. We believe that by focusing on the business and high-usage residential customers within a coverage area we are able to increase the return per dollar invested in our network infrastructure. For the year ended December 31, 2005, approximately 69% of our revenues were generated from business lines and 31% from residential lines.

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

Exploit “First-Competitor-to-Market” Advantage. As Telmex’s primary competitor in local fixed telephony services and one of the first facilities-based telecommunications service providers to enter new markets and offer integrated voice, data and internet services, we will continue to focus on selectively opening new markets where we believe we can capitalize on the market’s desire to have an alternative carrier and on servicing demand unmet by our competitors.

Focus on Customer Service and Retention. Since launching operations, we have been focused on achieving customer satisfaction levels that are superior to the incumbent and our primary competitors. We believe that our service-driven customer care leads to superior customer satisfaction, which enhances profitability and cash flow by increasing customer retention and expanding sales opportunities.

Continue to Expand Technologically Advanced Network Infrastructure. Since 1999, we have successfully launched operations in twelve cities. We continue to evaluate opportunities in other regions in order to enhance our coverage area. We believe that selectively expanding our network and coverage area will enhance our ability to acquire large business customers with multi-city operations, which we expect to result in higher revenues and margin improvements while minimizing capital expenditures. Though we are not currently engaged in any formal negotiations with any company regarding a potential acquisition, we continuously seek to identify companies in our industry as potential targets for an acquisition and may engage in conversation with third parties from time to time regarding strategic acquisitions or combinations. Such an acquisition or combination, if it were to occur, could result in the expansion of our network.

Our Services

We offer local and long distance telephony services, as well as data and internet services to business and residential customers. We also provide value-added services such as call waiting, call forwarding, three-way-calling, call barring and multi-line hunting (centrex). We also provide internet services in dial-up, dedicated and on-demand fashion. We have integrated access technologies that allow the internet access required by different types of customers, such as dial-up, broadband and dedicated private lines of all speeds. We have also launched dedicated private lines for both local and domestic long distance telephony markets. For the latter, we use both our own and leased infrastructure.

The following chart summarizes each component of our revenue sources for the year ended December 31, 2005:

Revenue Source	% Revenue	Description
Local services	72%
We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and a monthly fee for value added services and internet when requested by the customer.

Long distance services	9%	We generate revenues by providing long distance services for our customers’ completed calls.
Other services	19%	We generate revenues from other services, which include activation fees for new customers, as well as data, interconnection and dedicated private line service on a monthly basis.
______________________________ Total	____________________ 100%	______________________________________________

As of December 31, 2005 we offered the following products and services:

Products and Services

Voice	Data
• Business and Residential Line	• Local and Domestic Private Lines
• Long Distance	• High Speed Private Lines
• Digital Trunks	• Co-location
• Voicemail	• Virtual Private Network — MPLS
• Centrex Line
• Customer Premise Equipment	Internet
• Telephone Sets, Key Systems and PBX	• Dial Up Internet
• Call Waiting, Call Forwarding, Caller ID and	• Dedicated Internet
Conference Call	• Web Hosting
• Directory Assistance	• Internet on Demand
• Operator Services	• Internet FWA
• Automatic Dialing	• Co-location
• Unique Number
• Prepaid Services	Bundles
• Collect Calls	• Axtel in a Box
• Virtual Line	• Axtel NeXt
• Toll Free Services	• Axtel X2

Our Markets

We launched commercial operations in June 1999 in the city of Monterrey. Our network, as of December 2005, reached twelve of the largest metropolitan areas in Mexico (Mexico City, Monterrey, Guadalajara, Puebla, Toluca, León, Querétaro, San Luis Potosí, Saltillo, Aguascalientes, Cd. Juárez and Tijuana), which represent more than 31% of the population of Mexico according to INEGI. As of December 31, 2005, we had 605,904 lines. Due to our coverage and capacity in the major metropolitan areas that we currently serve, we estimate that the cities in which we operate represent the majority of the total Mexican telecommunications revenue opportunity. During the first quarter of 2006, we opened three new cities (Torreon, Veracruz and Chihuahua), totaling 15 cities.

Our city roll-out was determined taking into consideration the following criteria:

•
Size of telecommunications opportunity. According to COFETEL, for the year ended December 31, 2005, nearly 63% of the number of net lines added by the 32 states in Mexico were concentrated in only 10 states: Mexico City, Estado de Mexico, Jalisco, Nuevo León, Veracruz, Baja California, Puebla, Guanajuato, Chihuahua and Tamaulipas. Eight of the twelve cities we were serving at the end of 2005 were in these states and five of them are state capitals.

•	Regional economy. According to INEGI, in 2002, 57% of the total gross domestic product in Mexico was generated in the fifteen states in which we have a presence.

•
Operational synergies. To become more efficient in launching cities, we decided to open clusters of cities. The cities of Toluca and Puebla are close enough to Mexico City, Leon is close to Guadalajara and Saltillo is close to Monterey to allow for quick systems and operations integration and network buildout.

Within these cities, studies were conducted using geographical, statistical and self-generated market research data to determine where the most attractive opportunities were concentrated. Our network has been built upon this comprehensive data, allowing for fast penetration and cost-efficiency.

Our “first-competitor-to-market” advantage has enabled us to capture what we estimate to be an approximately 9% market share of our total addressable market in the twelve cities in which we offer services. In each of Monterrey and Guadalajara, the first two markets where we launched services, we estimate that we have achieved market shares of approximately 14%. In particular, in the business segment, we estimate that in Monterrey and Guadalajara we have achieved approximately a 16% and 18% market share, respectively. The table below provides our access lines and estimated market share as of December 31, 2005 for each of the cities where we offer services.

Market Share Within Coverage Market
As of December 31, 2005

	Date	Residential		Business		Business
City	Launched	Lines	Share	Lines	Share	Lines	Share
Monterrey	June 1999	98,702	12.9%	55,227	16.1%	153,929	13.9%
Guadalajara	December 1999	55,442	10.4%	38,020	17.8%	93,462	12.5%
Mexico City	March 2000	125,623	7.0%	79,754	8.0%	205,377	7.4%
Puebla	January 2001	21,073	6.7%	12,613	10.4%	33,686	7.7%
Toluca	January 2001	10,137	6.9%	4,627	10.0%	14,764	7.7%
Leon	January 2001	12,485	7.0%	10,509	15.7%	22,994	9.4%
Queretaro	July 2004	8,860	5.3%	5,253	7.4%	14,113	5.9%
San Luis Potosi	July 2004	8,842	5.2%	5,140	9.9%	13,982	6.3%
Aguascalientes	October 2004	7,969	5.3%	4,501	9.9%	12,470	6.4%
Saltillo	October 2004	6,648	5.4%	3,551	8.5%	10,199	6.1%
Cd. Juárez	November 2004	9,726	5.9%	3,815	5.7%	13,541	5.9%
Tijuana	November 2004	12,348	6.5%	5,039	5.5%	17,387	6.2%
Total 12 Cities		377,855	8.1%	228,049	10.6%	605,904	8.9%
____________________________

Source: Market share percentages are Company estimates.

Our largest single customer is Nextel de Mexico, which provides telecommunications services to its customers through access to our network. We first entered into an agreement with Nextel de Mexico for the provision of our services in April 2001, and such agreement has been extended five times. Pursuant to the most recent agreement with Nextel de Mexico, we are guaranteed certain minimum levels of traffic through December 2006. This arrangement with Nextel de Mexico accounted for approximately 17% our net sales for the year ended December 31, 2005.

Marketing and Sales

Our marketing strategy is to position ourselves as the first and best alternative provider of local, long distance and internet and data services in Mexico. We undertake direct mail marketing (both special delivery and bill inserts) as well as telemarketing in order to generate geographically targeted brand awareness and to up-sell new services to existing customers. We also build brand awareness through the use of outdoor advertising and billboards, printed media including newspapers and magazines, advertisements on the radio and television and sponsorships of local news programs. Our brand strategy is to convey a modern, attractive image using simple, visual communication and portraying a human profile.

We complement this marketing campaign with focused sales efforts directed to our target market using a variety of sales channels. Our primary sales methods are:

•	Direct Sales. Account executives seek out particular business customers and establish appointments.

•	Door to Door. Salespeople walk through specific neighborhoods soliciting potential customers.

•
Telemarketing. Salespeople call potential customers from an extensive database developed by us. This same team receives calls from potential customers responding to our advertising and promotional campaigns.

•	Sales Booths. Salespeople are stationed at strategically determined areas where potential customers carry out their shopping activities.

•	MAPs (Sales and Payment Points). Axtel-branded sales and service offices located at strategic locations within our targeted cities.

•	Indirect Channels (Sales Distributors). Selected companies are certified to carry out sales activities on our behalf. These companies target specific niches.

Sales efficiency is measured by subscriber acquisition cost. Telemarketing has proven to be a highly efficient sales channel due to the quality of our detailed database systems, which screen potential customers based on geographic location, network availability and expressed interest. By effectively pre-selecting customers based on network availability, we are able to maximize telemarketing sales efficiency and decrease the cost of acquisition. The accuracy of our databases also results in highly efficient installations.

Customer attrition, or churn, occurs primarily from our disconnecting customers for non-payment of bills. Churn also occurs when a customer chooses to switch to a competing service or to terminate service altogether. Churn results in the loss of future revenue from customers whose service is disconnected and limits our ability to recoup costs incurred in acquiring customers such as switching costs, commissions and installation costs. Our average monthly churn rate has been stable over the past two years.

Pricing

In the residential market, in order to attract new subscribers, we frequently offer flexible and attractive activation prices. Once a customer has chosen our services, we focus on customer satisfaction and offer the customer benefits, rather than lower pricing, in order to maximize our retention rate. For instance, we install and activate second lines for free and allow customers free service trials for value-added services. In the business market, we attract users by providing volume discounts on local calls and provide additional services and discounts to customers who sign long-term contracts. To date, this strategy has allowed us to capture significant market share without eroding the value of the market through excessive price competition.

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

Our Network

We provide services using a hybrid local access network, designed to optimize capital expenditures through the deployment of network access equipment based on specific customer requirements. Our current network access options include fixed wireless access, point-to-point and point-to-multipoint and metropolitan fiber. We switch our traffic using DMS equipment that interconnects with Telmex’s equipment and that of other local and long distance carriers in each city, as shown below.

	Fixed Wireless Access Sites	Point-To- Multipoint Sites (2)	Switches	Fiber (Kms)
Mexico City	132	40	3	261
Monterrey	59	22	2	159
Guadalajara	55	16	2	89
Puebla	19	4	1	63
Toluca	9	3	1	8
León	11	4	1	14
Querètaro(1)	7	4	0	1
San Luis Potosí(1)	8	5	0	3
Saltillo(1)	6	4	0	15
Aguascalientes(1)	6	3	0	3
Cuidad Juárez	6	5	1	2
Tijuana	9	6	1	3
Total	327	116	12	623
_______________________

(1)	Uses Remote Switch.

(2)	112 of the point-to-multipoint sites are within the fixed wireless access sites.

In order to deliver superior network reliability, we have acquired advanced network technology and initially contracted network construction on a turn-key basis from proven industry participants. Since March 2002 we have built our network through the use of our own personnel and through certain Mexican third-party contractors. Our wireless network uses customer access equipment (manufactured by Airspan), microwave radios, DMS switching equipment and other equipment supplied by various other vendors including Nortel Networks and Siemens. Our internet platform uses Cisco’s routing platform with Compaq servers and Microsoft software applications. Our fiber networks use Lucent Technology Allwave fiber and Nortel Networks DNX SDH equipment. The combination of these network components enables us to deliver network reliability, which we believe is superior to the incumbent’s legacy network.

Through our current use of fixed wireless access technology, we are able to provide our customers quality voice and data service. We consider fixed wireless access technology to be ideal for our residential and micro and small business customers. Internet fixed wireless access technology provides our customers with always-on data connections by using an internet protocol interface and dynamic timeslot assignments, which improves the data rates experienced by customers and also increases our network efficiency.

Basic voice and data services are delivered over all of our access technologies. Advanced data services and internet access with data rates ranging from 64 Kbps to 2,048 Kbps require deployment of the additional equipment to support the customer’s requirements. In general, the capabilities of the access technologies increase directly with the cost of the solution. Our hybrid access capability enables us to:

•	provide a full range of voice, data and internet services;

•	rapidly meet demand;

•	penetrate specific target markets; and

•	scale the infrastructure deployed to market demand and individual customer requirements.

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

Last-mile connectivity

The last-mile connectivity portion of our network is comprised of a mix of wireless technologies as well as fiber optics for customers within our metropolitan fiber optics rings. Our access technology is determined by cost-effectiveness analysis, customer applications and availability of service. We use fixed wireless access to serve customers requiring between 1 and 9 lines (plain old telephony service, or “POTS”) in a single point of service. Point-to-multipoint is used for customers that require between 10 and 30 lines (POTS) and/or require low-speed (below 2,048 Kbps) dedicated private line accesses. Our point-to-point and fiber optics accesses are used for customers requiring digital trunks or dedicated private line accesses of more than 2Mbps. Hybrid solutions are being used in order to reach more customers by expanding service using digital loop concentration and multi-tenant solutions.

We have contracts with Telefonica Data de Mexico, a subsidiary of Telefonica de Espana, pursuant to which we acquired the right to use capacity in Telefonica’s long haul fiber infrastructure which is located between the northern border of Mexico and Mexico City. Pursuant to such contracts Telefonica Data de Mexico has the right to use a pair of dark fibers in a portion of our metropolitan fiber rings.

Network backbone

As of December 31, 2005, our network backbone consisted of 623 kilometers of metropolitan fiber optic rings in the cities where we have presence. Our network is comprised of several technologies, such as fixed wireless access, point-to-point, point-to-multipoint and fiber.

Switching

We use Nortel’s DMS-100 digital switches to route traffic in ten cities and Nortel’s Call Server 2000 Softswitch to route traffic in two additional cities. DMS switches are capable of handling approximately up to 100,000 lines and the CS 2000 can also handle up to 160,000, using the current release. Both work on a modular basis and both provide analog lines, E1 digital lines, digital high speed data services, centrex services and operator assisted services. In addition, the CS2000 Softswitch can also provide multimedia capabilities by supporting multiple Next Generation Protocols such as MGCP, H.323, H.248, SIP and Packetcable. Both switches can also provide private clear-channel digital lines, data transmission and value-added services such as four digit dialing, conference, call back, caller ID, call waiting, hot line and hunt group, among others.

Operational support systems

Since launching operations, we have implemented and integrated an information technology architecture that is based upon Siebel, a customer relationship management system, SAP software for enterprise resource planning, CSG Systems International software for billing and Net Boss, an advanced network management system. These systems enable us to perform on-line sales and service provisioning. We have been able to manage customer requests, generate accurate bills and produce timely financial statements. These systems allow us to respond to customer requests with speed, quality and accuracy.

Our Concessions

We believe we have purchased sufficient spectrum to fulfill the capacity requirements of our business plan including the offering of broadband services to our customers. On June 17, 1996, we were granted, for no fee, concessions to offer local and long distance telephony services nationwide which have a term of 30 years and, subject to the satisfaction of certain conditions, are renewable for an additional 30-year period.

In April, June and October of 1998, we were awarded several concessions to use and exploit the following frequency bands:

•	60 MHz at 10.5 GHz, nationwide, divided into 9 regions, for point-to-multipoint access;

•	112 MHz at 15 GHz, nationwide, for point-to-point access and transport;

•	100 MHz at 23 GHz nationwide, for point-to-point access and transport; and

•	50 MHz at 3.4 GHz, nationwide, divided into 9 regions for local telephony using fixed wireless access technology.

We paid a license fee of Ps. 569.7 million (in nominal pesos) for these spectrum licenses. Each of the spectrum licenses has a term of 20 years and may be renewed at our option for additional 20-year periods as long as we are in compliance with all of our obligations thereunder and as long as an agreement is reached on the new conditions set forth by the SCT.

The concession expressly permits us to provide the following services:

•	basic local telephony;

•	nationwide long distance telephony;

•	the sale or lease of network capacity for the generation, transmission or reception of signs, signals, writings, images, voice, sounds or other information of any nature;

•	the purchase and lease of network capacity from other carriers, including the lease of digital circuits;

•	value-added services;

•	operator services;

•	data, video, audio and video conference services, except for cable or other restricted television, continuous music or digital audio services; and

•	credit or debit telephone cards.

We have the required regulatory authority to provide such services to Mexico’s entire population. Some of our concessions require us to offer services in certain geographic areas where we are not currently offering services. We have obtained waivers from COFETEL from the obligation to comply with such requirements. We expect to maintain all of our concessions for each such geographic area where we do not presently offer our services. However, in the event that we were to lose our concessions for these areas where we do not presently offer our services, our concessions for the geographic areas where we do presently offer our services would not be adversely affected.

Interconnection

In accordance with the Federal Telecommunications Law, all holders of concessions for the installation, operation and exploitation of public telecommunications networks are required to provide interconnection services to other holders of public telecommunications network concessions.

All terms of interconnection (such as point of interconnection and interconnection fees) are negotiated between telecommunications concessionaires under COFETEL’s supervision. Should telecommunications concessionaires be unable to agree on the terms of interconnection, including rates charged, after a certain period of negotiation, either concessionaire may request that COFETEL resolve any interconnection term at issue. Telecommunications concessionaires are prohibited from adopting discriminatory practices in the application of rates or any other terms of interconnection.

In accordance with Mexican Telecommunications Regulations, we have established interconnection agreements as follows:

Local interconnection

We entered into an interconnection agreement with Telmex in March of 1999. This agreement included provisions concerning local switched interconnection, local non-switched interconnection and signaling, co-location and local transiting and provided for an interconnection rate of US$0.00975 per minute. This interconnection agreement expired on December 31, 2005. Its terms and conditions (including the interconnection rate) were automatically extended after the expiration date for an additional six months to enable the parties to mutually agree to an extension of the agreement or execution of a new interconnection agreement, subject to the approval of the competent authorities.

In addition to Axtel-Telmex local interconnection agreements, we have established interconnection agreements with most of the local fixed carriers, such as Telefonos del Noroeste, S.A. de C.V. (“Telnor”), Alestra, S. de R.L. de C.V. (“Alestra”), Operadora Unefon, S.A. de C.V. (“Unefon”), Maxcom Telecomunicaciones, S.A. de C.V. (“Maxcom”) and Avantel Servicios Locales, S.A. de C.V. (“Avantel”). The terms and conditions for each agreement are similar to those established with Telmex. Although we have no local interconnection agreement with Megacable Comunicaciones de Mexico, S.A. de C.V. due to particular legal issues between it and COFETEL, traffic is exchanged and interconnected between us and it through transit agreements with Telmex.

Pursuant to those local interconnection contracts, we have established “bill and keep” agreements. Under the “bill and keep” agreements, if the imbalance between calls originated by a local carrier (Maxcom, Alestra, Telmex, Unefon, Telnor, etc.) and terminated by us and calls originated by us and terminated by such local carrier during a given month does not exceed a predetermined percentage, then no interconnection fees are payable by the net user of interconnection services. If the imbalances are in excess of the predetermined percentage, which is 15% to date, then the net user must pay all interconnection fees related to calls originated by it in that period. The bill and keep agreements contain exceptions regarding internet traffic, long duration calls, traffic generated by call centers, trunking operators and the traffic generated by new customers (for a six-month period) so that these will not affect the calculation of the permitted imbalance percentage, currently 15%. The prices and tariffs charged under these local interconnection agreements are denominated in US dollars and then converted into Mexican pesos based on monthly rates published by Banco de Mexico.

Mobile interconnection

We have reciprocal interconnection agreements with all-cellular providers (including Telcel, Unefon, Iusacell, Telefonica Movil, Cedetel, Novcel, Bajacel and Pegaso PCS) within each of the local coverage areas in which we operate. As of December 31, 2005, the interconnection fee with the cellular carriers was Ps. 1.71 per minute for wireline to mobile interconnection under the “calling party pays” model. For mobile to wireline calls, we receive US$0.00975 per minute from the mobile carrier.

Long distance interconnection

In our local operation, we have long distance interconnection agreements in place with major long distance carriers such as LADA (Telmex and Telnor Long Distance operation), Iusacell, Alestra, Avantel, Marcatel, and Protel. Other long distance carriers transit traffic through Telmex. As of December 31, 2005, the interconnection fee we receive from long distance carriers was US$0.00975 per minute.

In our long distance operation, we have established agreements with local networks, including Maxcom, Telmex and Telnor. In addition to the interconnection rate described above, we may pay extra charges for our local interconnection with Telmex and Telnor.

International settlement

Mexican carriers entitled to operate an international gateway, such as us, do not have any restriction on the volume of international traffic that they can terminate in Mexico, as long as they comply with the Mexican telecommunications regulations.

In addition, each carrier is free to negotiate the applicable rates for international calls terminating in Mexico. Prior to its application, rates must be registered in COFETEL.

Customer Service

A key element of our competitive strategy is to consistently provide reliable, responsive customer service. In order to achieve this goal, we have established a 24/7 operation customer service center for voice, data and internet services which is staffed by highly trained personnel. We have implemented a comprehensive training, testing and certification program for all staff that directly interacts with customers.

We provide post-sales service on a nationwide basis through the following four operations:

•	Customer Service provides post-sales customer support, ranging from general information, additions, moves and changes to billing inquires and technical support.

•	Operator Services is a 24/7 operation providing directory assistance, wake-up calls, time of day, emergency calls and placing domestic and international long distance calls.

•	Repair Answer is our customer contact group that addresses and manages all customer trouble reports and provides on-line technical support and analysis.

•
Local Test analyzes and tests all trouble reports that are not resolved on-line by Repair Answer. This team is accountable for routing “in service” and “out of service” trouble reports to Repair Dispatch. Both Repair and Local Test work closely with our network maintenance center in order to monitor and fix network disruptions.

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

To facilitate the reception of payments and to make the payment process convenient for customers, we have developed a number of payment reception channels. Some of these channels are:

•	convenience stores;

•	banks;

•	MAPs (Sales and Payment Points);

•	e-billing;

•	supermarkets; and

•	automatic charges to credit cards, checking and debit accounts (upon customer approval).

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

Telmex is the dominant provider of local telephony services and, as such, a significant number of our customers maintain an ongoing relationship with Telmex. Telmex has a presence throughout Mexico and its established and long-standing customer base gives it a substantial competitive advantage. See Item 3.D. “Risk Factors—We depend on Telmex for interconnection and we may be forced to pay higher interconnection fees in the future, which could have a material adverse effect on our business and results of operations.”

We believe we are competing effectively against Telmex by providing value through high quality customer service and new innovative commercial offers.

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

Maxcom. Maxcom commenced operations in 1999 targeting, initially, residential and business customers in the cities of Puebla, Mexico City and more recently in Queretaro. It has deployed a wireline network in these cities and after five years of operations, its customer base has grown to approximately 206,000 lines. We currently compete in Puebla, Queretaro and Mexico City and we believe we compete effectively on the basis of outstanding customer service and price.

Legal Proceedings

We are currently party to the following material legal proceedings:

Metronet Dispute

In October 2002, Metronet, S.A. de C.V. (‘‘Metronet’’) filed an action against us in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that we wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately US$3.8 million, plus other expenses and attorneys’ fees. The trial court ruled against us. Then, on appeal, the State Superior Court of Appeals ruled in our favor, releasing us of any liability and responsibility on the grounds that such letter of intent itself did not constitute a binding final agreement but a promise to enter a future contract. On November 12, 2004, Metronet requested constitutional review challenging such State Superior Court’s decision. On May 27, 2005, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. On July 7, 2005 the State Superior Court of Appeals again ruled in favor of Axtel, releasing us of any liability and responsibility. On August 5, 2005, Metronet requested constitutional review challenging the State Superior Court’s decision. . On January 20, 2006, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. On April 18, 2005 the State Superior Court of Appeals issued a new resolution awarding Metronet damages of approximately US$ 5.4 million.  We are reviewing the order and intend to appeal it.

Spectrasite Dispute

In March 2002, Spectrasite Communications Mexico, S. de R.L. de C.V. (“Spectrasite Mexico”) filed an action against us in the 30th Civil Court in Mexico City. Spectrasite Mexico is seeking recovery of a deposit in the amount of US$13.0 million that Spectrasite Mexico made with us in connection with a proposed sale-leaseback of towers. We, in turn, countersued Spectrasite Mexico and Spectrasite Communications Inc. for breach of contract in a related action. If the court rules against us, the deposit will have to be reimbursed as will Spectrasite Mexico legal costs and expenses and any other applicable amounts considered direct damages in accordance with applicable Mexican laws. If the court rules in our favor, we may be able to retain the deposit and/or any other applicable amounts considered as direct damages in accordance with applicable Mexican laws, in addition to receiving payment of our legal costs and expenses. On December 15, 2004, Spectrasite Communications Inc. was duly served. This procedure is in the discovery stage.

Government Regulations

General

The telecommunications industry in Mexico is subject to the Federal Telecommunications Law and its regulations. In addition, certain rules under the General Means of Communications Law (Ley de Vias Generales de Comunicación) and the Telecommunications Regulations (Reglamento de Telecomunicaciones) generally remain effective.

Under the Federal Telecommunications Law, the Mexican telecommunications industry is regulated for regulatory, administrative and operational matters by COFETEL. COFETEL was created in 1996 as a separate entity from the SCT to regulate and promote the efficient development of the telecommunications industry in Mexico. COFETEL is responsible for, among other things:

•	enacting regulations and technical standards for the telecommunications industry;

•	ensuring that concession holders fulfill the terms and obligations of their concessions and permits;

•	suspending operators without concessions;

•	resolving interconnection controversies between competitors; and

•	maintaining a registry of applicable rates.

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

•	the allocated spectrum frequencies, if applicable;

•	the geographical region in which the holder of the concession may provide the telecommunication service;

•	the required capital expenditure program;

•	the term during which such service may be provided;

•	the payment, where applicable, required to be made to acquire the concession, including, if applicable, the participation of the Mexican government in the revenues of the holder of the concession; and

•	any other rights and obligations affecting the concession holder.

In addition to concessions, the SCT may also grant permits for the following:

•	installing, operating or exploiting transmission-ground stations; and

•	providing telecommunications services as a reseller.

Under applicable law, attachment in aid of execution and foreclosure of the assets which comprise the public telecommunications network installed, operated and exploited by us may be restricted.

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

Ownership restrictions. Under the Federal Telecommunications Law and the Mexican Foreign Investment Law (Ley Federal de Inversion Extranjera), basic telephony concessions may be granted only to:

•	Mexican individuals; and

•	Mexican corporations in which non-Mexicans own 49% or less of the full voting stock and that are not otherwise controlled by non-Mexicans.

However, in the case of concessions for cellular telecommunications services, foreign investment participation may exceed 49% of the voting stock with the prior approval of the Mexican Foreign Investment Bureau of the Mexican Ministry of Economy (Secretaria de Economia).

Pursuant to the Foreign Investment Law, the Mexican Ministry of Economy may also authorize the issuance of non-voting or limited-voting stock (also known as “neutral shares”) that are not counted for purposes of determining the foreign investment percentage of a Mexican corporation under the Mexican Foreign Investment Law. Any share transfers resulting in a violation of these foreign ownership requirements are invalid under Mexican law.

Transfer. Concessions are transferable after the first three-year period of the concession. If the SCT approves the transfer of the concession title, the assignee agrees to comply with the terms of the concession and such a transfer does not violate the foreign ownership requirements of the Federal Telecommunications Law and the Mexican Foreign Investment Law.

Termination. A concession or a permit may be terminated pursuant to the Federal Telecommunications Law upon the following events:

•	expiration of its term;

•	resignation by the concession holder or the permit holder;

•	revocation prior to the end of its term under certain circumstances, such as:

•	dissolution or bankruptcy of the concession holder or the permitholder;

•	failure to exercise the rights of the concession within 180 days of its granting;

•	failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;

•	loss of the concession or permit holder’s Mexican nationality;

•	unauthorized assignment, transfer or encumbrance of the concession or permit;

•	unauthorized interruption of service;

•	taking any action that impairs the rights of other concessionaires or permit holders;

•	failure to comply with the obligations or conditions specified in the concession or permit; and

•	failure to pay the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession.

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

Rates for telecommunications services

Before the Federal Telecommunications Law was enacted the SCT’s approval was required for setting the rates charged for all basic local, long distance and certain value-added local and long distance telecommunications services. Historically, the SCT permitted rate increases based on the cost of service, the level of competition, the financial situation of the carrier and certain macroeconomic factors. Carriers were not allowed to discount the rates authorized by the SCT, although operators occasionally waived activation fees on a promotional basis. Interconnection rates also required SCT approval. Rates for private dedicated circuit services through microwave networks and private networks through satellites were not regulated before the Federal Telecommunications Law was enacted.

Under the Federal Telecommunications Law, rates for telecommunications services (including local, cellular and long distance telephony services) are now freely determined by the providers of such services, except that such rates may not be set below a service provider’s long-term incremental cost.

In addition, COFETEL is authorized to impose specific rate, quality and service requirements on those companies determined by the Federal Antitrust Commission (Comision Federal de Competencia) to have substantial market power pursuant to the provisions of Mexico’s antitrust statute. All rates for telecommunications services (other than value-added services) must be registered with COFETEL prior to becoming effective. The Federal Telecommunications Law prohibits telecommunications providers from cross-subsidizing among their services and requires that they keep separate accounting for each of their services.

The Mexican Antitrust Commission has found that Telmex has substantial power in the following five markets: interconnection, local services, domestic long distance services, international long distance services and long distance resale, as defined under Mexico’s antitrust statute. Based on this finding, COFETEL issued a resolution in September 2000 regulating Telmex as a dominant carrier and imposing special obligations regarding, among other things, quality of services, tariffs and information disclosure. However, Telmex has obtained an injunction against any potential action by COFETEL for the purpose of implementing such resolution. As a result of this injunction, Telmex is not currently subject to the specific obligations covered by COFETEL’s resolution.

C.  Organizational Structure

The following table sets forth our significant subsidiaries as of the date of this annual report:

Name of Company	Jurisdiction of Incorporation	Percentage Owned

Impulsora e Inmobiliaria Regional, S.A. de C.V.	Mexico	99.998%
Instalaciones y Contrataciones, S.A. de C.V.	Mexico	99.998%
Servicios Axtel, S.A. de C.V.	Mexico	99.998%

D.  Property, Plants and Equipment

All of our properties are located in Mexico. Our corporate headquarters are located in Monterrey, Mexico. Our Monterrey office consists of 39,779 square meters. The lease on this property expires in 2015. We also own eight buildings throughout the twelve cities where we operate. These are the facilities in which we have installed our switches and administrative offices. We have over 300 towers on leased land throughout our service areas.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Form 20-F. The following discussion includes certain forward-looking statements. For a discussion of important factors, including the continuing development of our business, actions of regulatory authorities and competitors and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see Item 3.D. “Risk Factors.”

Overview

We provide bundled local and long distance voice services, as well as data and internet services. Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return achieved on our investment in infrastructure, sales and marketing and distribution. Long distance services, for example, have been a significant source of revenue, but would not be cost-effective to provide as a stand-alone service offering because of the significant downward pricing pressure on long distance services in Mexico. In addition, we believe that customers prefer to purchase their telecommunications services from a single provider and receive a single bill. We believe customer loyalty is increased with the provision of additional services, resulting in a lower customer churn rate.

Key performance indicators

Management evaluates the performance of the Company by tracking the following indicators:

	2003				2004				2005
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Revenues(1)	714.2	773.7	813.6	869.3	927.7	957.3	1,029.1	1,074.6	1,147.1	1,227.8	1,270.8	1,321.0
Local Service	553.9	598.7	621.3	640.9	654.6	696.3	734.6	754.1	807.4	882.4	914.9	962.4
Long Distance Services	72.5	77.3	84.4	88.4	91.6	95.6	101.9	105.3	103.4	114.6	118.8	115.0
Other Services	87.8	97.8	107.9	140.0	181.4	165.4	192.5	215.3	236.3	230.9	237.1	243.6
Cost of Sales and Expenses (1)	(499.1)	(528.3)	(532.1)	(561.3)	(604.9)	(630.7)	(693.4)	(764.9)	(770.2)	(801.2)	(815.7)	(850.9)
Access Lines (2)(3)(5)	300.2	311.1	332.7	349.1	369.2	388.2	418.0	453.8	490.2	529.7	567.2	605.9
Average Lines (2)(5)(6)	297.7	305.6	321.9	340.9	359.2	378.7	403.1	435.8	471.9	509.9	548.4	586.5
Average Revenue Per Line (4)(5)(7)	712.7	737.2	730.8	713.1	692.5	697.0	691.8	657.3	643.3	651.7	628.3	612.3

__________________________

(1)	Amounts in constant Ps. in millions as of December 31, 2005.
(2)	Amounts in thousands.
(3)	Access Lines at the end of this period.
(4)	Amounts in constant Ps. as of December 31, 2005.
(5)	Unaudited information.
(6)	Average Lines is the result of the access lines at the beginning of the period plus access lines at the end of the period divided by 2.
(7)	Average revenue per line is the result of the sum of local and long distance revenues divided with the average lines of the quarter divided by 3.

Revenues

We derive our revenues from:

•
Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays” or “CPP calls”) and a monthly fee for value added services and internet when requested by the customer.

•	Long distance services. We generate revenues by providing long distance services for our customers’ completed calls.

•	Other services. We generate revenues from other services which include activation fees for new customers as well as data, interconnection and dedicated private line service charged on a monthly basis.

The following summarizes our revenues and percentage of revenues from operations from these sources:

	Revenues (1)				% of Revenues
	Year ended December 31,				Year Ended December 31,
Revenue Source	2002	2003	2004	2005	2002	2003	2004	2005
Local calling services	Ps. 2,055.1	Ps. 2,424.9	Ps. 2,839.7	Ps. 3,567.1	76.9%	76.2%	71.2%	71.8%
Long distance services	315.7	322.6	394.5	451.9	11.8%	10.2%	9.9%	9.1%
Other services	301.1	433.4	754.6	947.8	11.3%	13.6%	18.9%	19.1%
Total	Ps. 2,671.9	Ps. 3,180.8	Ps. 3,988.7	Ps. 4,966.8	100.0%	100.0%	100.0%	100.0%
______________________

(1)	Amounts in constant Ps. in millions as of December 31, 2005.

Cost of Revenues and Operating Expenses

Our costs are categorized as follows:

•
Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

•
Operating expenses include costs incurred in connection with general and administrative matters including compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

•	Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

Access Lines

Our access lines are separated into residential and business categories. We determine the number of our total access lines by adding to the ending balance of access lines from the previous period the gross installed access lines during such period and then subtracting any access lines that were disconnected during such period. By then determining the number of our access lines, we are able to estimate our share of that particular geographic market.

Average Revenue Per User (ARPU)

Average revenue per user is used as an industry-standard measurement of a telecommunications company’s ability to maximize the amount of revenue it derives from each customer in light of the amount of capital expenditures made to attract such customer. This measurement allows us to gauge our return on investment as compared with both our domestic competitors in Mexico as well as other telecommunication services providers abroad.

Debt Repurchase

During the first quarter of 2003, we implemented a significant restructuring of our debt and equity and entered into agreements to replace our most significant supply contracts. From the commencement of the roll-out of our network, Nortel Networks had been our main supplier of network equipment and our most significant lender. As of December 31, 2002, our total indebtedness to Nortel Networks was US$511.5 million. After extensive negotiations, we agreed with Nortel to repurchase this debt in exchange for (i) non-voting shares of our stock representing 9.9% of our total outstanding shares, (ii) a cash payment of US$125.2 million and (iii) a promissory note in the face amount of US$24.2 million. These debt repurchase transactions resulted in a net gain for financial statement purposes of US$168.9 million recorded in March 2003 and additional shareholder’s equity of US$60.0 million. Although there was no negative impact on our cash flow in terms of accrued tax liabilities in connection with these transactions, we did decrease our accumulated Net Operating Losses and tax loss carryforwards due to the financial gain. In December 2003, the promissory note in the amount of US$24.2 million in favor of Nortel was repaid in full with the net proceeds received in connection with the initial issuance of our 11% senior notes due 2013.

As part of the Nortel debt repurchase transaction, we renegotiated our supply arrangements with Nortel, and entered into certain agreements. Under such agreements, we assumed certain purchase obligations, including: (i) the obligation to purchase not less than 25,000 RSS units (customer premise equipment) in 2003; 20,000 customer premise equipment units in 2004; 25,000 customer premise equipment units in 2005; 30,000 customer premise equipment units in 2006; and 35,000 customer premise equipment units in 2007; (ii) the obligation to purchase not less than 20 radio base station units in 2003; 30 radio base station units in 2004; and 20 radio base station units in each of 2005, 2006 and 2007; (iii) the obligation to purchase a minimum amount of US$0.6 million during 2003 and US$2.1 million during each of the following four years. In addition, as part of these agreements, we are obligated to make yearly payments of US$3.8 million for technical services regarding our fixed wireless access platform. On December 23, 2003, Airspan Communications Limited (“Airspan”) acquired Nortel’s fixed wireless access business, assuming Nortel’s rights and obligations under some of these agreements. On December 25, 2004, we and Airspan entered into a new Purchase and License Agreement for Fixed Wireless Access Equipment on terms substantially similar to those in the agreement assumed by Airspan on December 23, 2003 referred to above, which agreement will be in effect until March 28, 2008.

Bell Canada International Limited, a former shareholder, was also a party to a certain Technical Services Agreement and a Secondment Agreement with us. BCI has embarked upon a Canadian court ordered plan of dissolution. In connection with our ongoing capital needs and BCI’s plans to dissolve, we agreed to pay BCI US$15.6 million to terminate all the rights and obligations of both parties under the two agreements, including our obligation to pay fees in the future based on our financial performance, and in full settlement of any and all claims that BCI may have against us arising out of or related to the Secondment Agreement and the Technical Services Agreement that we previously entered into. Such US$15.6 million amount was evidenced by a cash payment of US$2.7 million on May 30, 2003 and three non-negotiable promissory notes: (a) US$1.1 million paid on June 30, 2003; (b) US$1.1 million paid on September 20, 2003; and (c) US$1.2 million payable on December 31, 2003. In addition, we issued in favor of BCI another promissory note with a future value of US$9.3 million payable in June 2006. Due to these transactions with BCI, in March 2003, we recorded an extraordinary expense of US$10.7 million. In December 2003, all amounts owed to BCI were repaid in full with the net proceeds received in connection with the initial issuance of ou 11% senior notes due 2013.

Finally, in connection with the foregoing transactions, on February 28, 2003 we issued a capital call to our existing shareholders for the subscription and payment of shares representing additional capital of US$60.0 million. Certain of our shareholders assigned their subscription rights with respect to such shares to some of their shareholders or members. As a result, the number of our shareholders increased from 3 to 11. However, each of our new shareholders was already an indirect shareholder of ours since our formation through its equity interest in the respective holding companies that have owned our stock. On August 26, 2005, we and our former shareholder Telinor entered into a merger agreement (the “Merger Agreement”) providing for the merger of Telinor with and into Axtel (the “Merger”). The Merger was effective on September 13, 2005, after which Telinor ceased to exist and Axtel survived with its current corporate name. As a result of the Merger and pursuant to the terms of the Merger Agreement, the equityholders of Telinor became shareholders of Axtel. As is required under Mexican law, Mexican shareholders continue to own more than 51% of our voting stock.

Year Over Year Comparisons

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenues from Operations

Revenues from operations increased to Ps. 4,966.8 million for 2005 from Ps. 3,988.7 million for the 2004, an increase of Ps. 978.1 million, or 25%. The number of access lines increased to 605,904 from 453,519, an increase of 34%, and our average revenue per user decreased to Ps. 632.7 from Ps. 683.2.

Local services. Local service revenues increased to Ps. 3,567.1 million for 2005 from Ps. 2,839.7 mil-lion for 2004, an increase of Ps. 727.4 million, or 26%. This growth reflects an increase in lines in service, combined with an enhanced focus on high value offers that improved our monthly rent revenues.

Long distance services. Long distance services revenues increased to Ps. 451.9 million for 2005 from Ps. 394.5 million for 2004, an increase of Ps. 57.4 million, or 15%. This is a consequence of a higher number of access lines.

Other services. Revenue from other services increased to Ps. 947.8 million in 2005 from Ps. 754.6 million during 2004, an increase of Ps. 193.2 million, or 26%. The increase was due to a higher termination of calls in our network and an increase in international traffic through our international gateway.

Cost of Revenues and Operating Expenses

Cost of Revenues. Cost of revenues from operations increased to Ps. 1,550.5 million for 2005 from Ps. 1,270.1 million in 2004, an increase of Ps. 280.4 million, or 22%. This growth was due primarily to a Ps. 181.7 million increase in our underlying costs related to calling party pays calls, and a Ps. 63.2 million increase in long distance costs due to our increase in access lines during the year.

Operating expenses. Operating expenses increased to Ps. 1,687.4 million for 2005 from Ps. 1,423.8 million for 2004, an increase of, Ps. 263.7 million or 18.5%. This increase was attributable primarily to increases in rents, salaries, and sales commissions, which were in connection with our geographical expansion. Operating expenses represented 34% of sales in 2005, which compared favorably to 36% in 2004.

Depreciation and Amortization. Depreciation and amortization from continuing operations increased to Ps. 1,130.2 million for 2005 from Ps. 1,034.2 million for 2004, an increase of Ps. 96.0 million, or 9%. This increase in depreciation and amortization reflects our growth and capital expenditures.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Revenues from Operations

Revenues from operations increased to Ps. 3,988.7 million for 2004 from Ps. 3,180.8 million for 2003, an increase of Ps. 807.9 million, or 25%. The number of access lines increased to 453,519 from 349,144, an increase of 30%, and our average revenue per user decreased to Ps. 683.2 from Ps. 724.1. During 2004, we expanded our coverage to six new cities as a result of which, combined with new and innovative commercial offers, we were able to increase the number of lines in service, having a favorable impact on 2004 revenues.

Local services. Local service revenues increased to Ps. 2,839.7 million for 2004 from Ps. 2,424.9 million for the year ended 2003, an increase of Ps. 414.8 million, or 17%. These increases were primarily due to higher monthly rent and cellular consumption driven by specifically targeted offers to capture high consumption customers.

Long distance services. Long distance services revenues increased to Ps. 394.5 million for 2004 from Ps. 322.6 million for 2003, an increase of Ps. 71.9 million, or 22%. This is a consequence of a higher number of access lines.

Other services. Revenue from other services increased to Ps. 754.6 million in 2004 from Ps. 433.4 million during 2003, an increase of Ps. 321.2 million, or 74%. The increase was due to a higher termination of calls in our network and an increase in international traffic through our international gateway.

Cost of Revenues and Operating Expenses

Cost of Revenues. Cost of revenues from operations increased to Ps. 1,270.1 million for 2004 from Ps. 880.8 million in 2003, an increase of Ps. 389.3 million, or 44%. This growth was due primarily to a Ps. 231.1 million increase in our underlying costs related to calling party pays calls, and Ps. 153.5 increased long distance costs due to our augment in access lines during the year.

Operating expenses. Operating expenses for 2004 grew Ps. 183.8 million, totaling Ps. 1,423.8 million. During 2003 this amount was Ps. 1,240.0 million. This increase was attributable primarily to increases in rents, salaries, maintenance and outsourcing fees, which were in connection with our geographical expansion. Also the increase in expenses was partially offset by an uncollectible reserve reduction attributable to our more stringent collection policies.

Depreciation and Amortization. Depreciation and amortization from continuing operations increased to Ps. 1,034.2 million for 2004 from Ps. 937.6 million for 2003, an increase of Ps. 96.6 million, or 10%. This increase in depreciation and amortization reflects the Company’s growth and capital expenditures.

Liquidity and Capital Resources

Historically we have relied primarily on vendor financing, the proceeds of the sale of securities, internal cash from operations and the proceeds from bank debt to fund our operations, capital expenditures and working capital requirements. Although we believe that we would be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations, we may seek additional financing in the capital markets from time to time depending on market conditions and our financial requirements. We will continue to focus on investments in fixed assets and working capital management, including the collection of accounts receivable and management of accounts payable. Net cash provided by operating activities was Ps. 1,411.7 million, Ps. 1,148.1 million and Ps. 349.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Net cash used in investing activities was Ps. 1,691.1 million, Ps. 1,582.4 million and Ps. 782.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. These cash flows primarily reflect investments in fixed assets of Ps. 1,636.7 million, Ps. 1,509.3 million and Ps. 676.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Net cash provided by (used in) financing activities from continuing operations was Ps. 1,597.8 million, Ps. (96.6) million and Ps. 1,180.0 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Since our inception, we have invested over Ps. 11,374.1 million as we built out our infrastructure. Our total investment in fixed assets was approximately Ps. 1,636.7 million in 2005. We expect to make additional investments in future years as we selectively expand our network into other areas of Mexico in order to exploit market opportunities as well as to maintain our existing network and facilities.

Quantitative and qualitative market risks

Our primary foreign currency exposure relates to our US dollar-denominated debt. Most of our debt obligations at December 31, 2005 were denominated in US dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet obligations since our revenues are in constant pesos. On March 29, 2004, we entered into two separate derivative transactions denominated ‘‘Coupon Swap’’ agreements to hedge a portion of our U.S. dollar foreign exchange exposure resulting from the issuance of our US$175.0 million 11% senior notes due 2013. Under the transactions, we will receive semi-annual payments based on the aggregate notional amount of US$113.8 million at an annual rate of 11%, and we will make semiannual payments calculated based on the aggregate of Ps. 1,270.0 million at an annual rate of 12.3%. Both of these transactions will terminate in December 2008. During June 2005, we entered into two separate derivative transactions, which will cover the remaining portion of our US foreign exchange exposure. Under these transactions we will receive semi-annual payments based on the aggregate notional amount of US$136.2 million at an annual rate of 11%, and we will make semiannual payments calculated based on the aggregate of Ps. 1,480.0 million at an annual rate of 12.26%. Both transactions will also terminate in December 2008.  Under the transactions described above we will be benefit if interest rates increase, since we have set the rate at which future interest payments will be.  If interest rate go down, then it will have a negative impact on the mark to market of the transactions since interest payments would be at a rate that is higher than the market conditions at that time.

Prior to entering into foreign currency hedging contracts, we evaluate the counterparties’ credit ratings. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. We do not currently anticipate non-performance by such counterparties.

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

Summary of contractual obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	pro forma, payments due by period (US$ in millions)
Debt maturing within one year	3.8	3.8	—	—	—
Long-term debt	253.2	—	3.1	0.1	250.0
Interest payments	220.0	27.5	55.0	55.0	82.5
Operating leases	297.7	31.1	56.9	47.8	161.9
Nortel	1.9	—	—	1.9	—
Total contractual cash obligation	776.6	62.4	115.0	104.8	494.4

US GAAP Reconciliation

We describe below the principal differences between Mexican GAAP and US GAAP. See Note 25 to the audited consolidated financial statements for reconciliation to US GAAP of shareholders’ equity and net loss for the respective periods presented.

Recognition of the effects of inflation on financial information. Under Mexican GAAP, the effects of inflation are reflected in financial statements. Such a convention has no counterpart under US GAAP. However, although Mexican GAAP includes the effects of inflation in financial statements, the SEC does not require the restatement of financial statements to reconcile the effects of the Mexican GAAP inflation accounting.

Preoperating expenses. Under Mexican GAAP, all expenses incurred while a company is in the preoperating or development stages are deferred and considered as a component of a company’s assets. Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations. According to US GAAP, such preoperating or development expenses are expensed and reported as a deficit to shareholders’ equity recorded during the developing stage.

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

Capitalization of interest. In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive cost of financing or income incurred in the period of construction and installation of an asset is permitted. Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the assets’ acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the asset.

Devaluation and Inflation

On December 20, 1994, the Mexican government responded to exchange rate pressures by increasing the upper limit of the then existing free market peso/US dollar exchange rate band by 15% and, two days later, by eliminating the band to allow the peso to fluctuate freely against the US dollar. This resulted in a major devaluation of the peso relative to the US dollar. While the noon buying rate had been Ps. 3.45 per US$1.00 on December 19, 1994, by December 31, 1994 the noon buying rate had fallen over Ps. 5.00 per US$1.00, representing a 44.9% devaluation. The peso continued to decline against the US dollar during 1995, closing at a noon buying rate of Ps. 7.74 per US$1.00 on December 31, 1995, which represented a 54.8% devaluation relative to the U.S. dollar for the year.

The Mexican economy began to recover in 1996 and 1997, as exchange rates stabilized, inflation decreased and real gross domestic product grew by 5.2% and 6.8%, respectively. However, the financial crisis in Asia and Russia, together with the weakness in the price of oil in 1998, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the peso, which devalued 22.7% relative to the US dollar. In 1999, the peso appreciated 4.2% relative to the U.S. dollar. From 1999-2000, the peso-to-dollar denominated exchange rate remained relatively stable. In 2001, the peso-to-dollar exchange rate showed a slight recovery of 4.8% from Ps. 9.62 on December 31, 2000 to Ps. 9.16 on December 31, 2001. However, in 2002, the peso devaluated 13.9% relative to the U.S. dollar. In 2003, the peso devalued approximately 7.7% relative to the U.S. dollar. For 2004, the peso gain momentum against the U.S. dollar, it went from 11.23 pesos per U.S. dollar at the end of December 2003, reaching 10.7777 on December 31, 2005, an appreciation of X% during the year.

Peso devaluation has contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% in 1998. In 1999, 2000 and 2001, the inflation rate decreased to 12.3%, 9.0% and 4.4%, respectively. In 2002, 2003, 2004 and 2005, the inflation rate was 5.7%, 4.0%, 5.2% and 3.3%, respectively.

The general economic conditions in Mexico resulting from a devaluation of the peso and inflation may have a negative impact on our results of operations and financial condition, primarily as a result of:

•	the resulting decrease in the purchasing power of Mexican consumers, which results in a decrease in the demand for telephony services;

•	our inability, due to competitive pressures, to increase our prices in line with inflation; and

•	an increase in the peso-carrying amount of our U.S. dollar-denominated debt, reflecting the additional amounts of pesos required to meet such debt.

See Item 3.D. “Risk Factors—We may lose money because of peso devaluation.”

Recent Accounting Pronouncements

Business combinations

In March 2004, the Mexican Institute of Public Accountants issued Bulletin B-7, Business Combinations, which is mandatory beginning on January 1, 2005. Bulletin B-7 provides certain rules for the accounting treatment of business acquisitions and investments in associated entities. Bulletin B-7, adopts the purchase method as the only method of accounting. As a result, the use of the International Accounting Standard IAS-22, Business Combinations, was eliminated; the accounting treatment of goodwill was established, eliminating its amortization and establishing certain rules of impairment and specific rules for the acquisition of the minority interest, transfers of assets or exchange of stocks among entities under common control and the accounting treatment of intangible assets recognized in a business combinations was established. The adoption of this Bulletin has no material effect on our financial position or results of operations.

Labor obligations

New Bulletin D-3, issued in January 2004, substitutes and supersedes former Bulletin D-3, published in January 1993 and revised in 1998. The provisions of this Bulletin were effective immediately, except for those relating to payments upon termination of labor relationships, which were effective January 1, 2005.

This Bulletin addresses the issue of post-retirement benefit payments, superseding Circular 50, “Interest Rates to be Used for Valuing Labor Obligations and Supplementary Application of Accounting Principles Relating to Labor Obligations.” Also, this Bulletin replaces the provision regarding the treatment of unforeseen payments as set forth in Circular 50 with one relating to “Payments upon Termination of the Labor Relationship,” defining the payments as those payable to workers upon termination of the labor relationship before retirement age. These payments are of two types: (i) for restructuring reasons, for which the provisions of Bulletin C-9, “Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments,” should be applied; and (ii) for reasons other than restructuring, for which valuation and disclosure requirements are the same as those for pension and seniority premium payments, with the consequence that, upon adoption of this Bulletin, the transition asset or liability will be immediately recognized in the results of operations or amortized over the average remaining service life of employees.

Recently issued accounting pronouncements under Mexican GAAP

Through May 2004, the Accounting Principles Commission (Comisión de Principios de Contabilidad or CPC) of the Mexican Institute of Public Accountants was in charge of issuing accounting standards in Mexico. Those standards are contained in the Bulletins of Generally Accepted Accounting Principles (Bulletins), which are deemed standards, and in the Circulars, that are regarded as opinions or interpretations.

Beginning June 1, 2004, the aforementioned function was transferred to the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF). CINIF is an entity whose objectives are to develop Financial Reporting Standards (FRS) in Mexico that are useful to both issuers and users of financial information, as well as to achieve as much consistency as possible with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

Through December 2005, CINIF has issued eight series A and one series B Financial Reporting Standards. Therefore, Mexican FRS currently include both the standards issued by CINIF and the Bulletins and Circulars issued by CPC, that have not been revised, substituted or superseded by the new FRS.

The principal changes included in the aforementioned FRS, which are effective for fiscal years beginning after December 31, 2005, are the following:

(a)	Donations received are included in the results of operations, instead of in contributed capital.

(b)	Elimination of special and extraordinary items, classifying income statement items as ordinary and non-ordinary.

(c)	Retroactive recognition of the effects of changes in particular standards.

(d)	Disclosure of the authorized date for issuance of financial statements, as well as the officer or body authorizing issuance.

We believe that the adoption of these recently issued accounting standards will not have an impact on our financial statements.

Recent accounting pronouncements under US GAAP

 In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to the previous Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employees services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The adoption of this Statement will not have an effect on the Company’s financial statement.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement will be effective for our company for nonmonetary asset exchanges occurring on or after January 1, 2006. The adoption of this Statement will not have a significant effect on the Company’s financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for us for all accounting changes and any error corrections occurring after January 1, 2006.

In September 2005, the EITF issued EITF Issue No. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The applications of EITF 04-13 is not expected to have a significant impact on our financial statements.

Critical Accounting Policies

Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican GAAP, which differ in significant respects from US GAAP.  See Note 25 to our consolidated financial statements, included elsewhere in this Form 20-F, for a description of the principal differences between Mexican GAAP and US GAAP as they relate to us.

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

Revenue Recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to US GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

(a) there is persuasive evidence of an agreement;

(b) the delivery was made or the services rendered;

(c) the sales price to the purchaser is fixed or determinable;

(d) collection is reasonably assured.

SAB 101, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 104 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 104, for purposes of the US GAAP reconciliation, we have deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on our experience. The net effect of the deferral and amortization is presented in the above US GAAP reconciliation.

Estimated Useful Lives of Property, Plant and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2005, 2004 and 2003 to Ps. 1,017.3 million, 923.6 million and 841.8 million., which amounts represent 25%, 28% and 27% or our operating costs and expenses respectively.

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

Financial Derivatives

We comply with the procedures of Bulletin C-10 of Mexican GAAP regarding the recording of derivative transactions. One of the objectives of this bulletin is to qualify the relation of the changes in the cash flows of the primary position to the changes in the net cash flows of the financial derivative. This allows us to calculate a “net” position at the end of a particular period, taking into account the exchange rate and the interest rate at the date the derivative is being analyzed. The net position will be recorded in our books.

This bulletin also calls for us to determine whether the derivative transaction is a net positive, giving effect to the methodology of the bulletin. If the net position is negative, the accounting treatment will vary.

Inventory

We periodically examine our inventory in order to determine its obsolescence. Based on these examinations, we might be required to establish reserves to provide for obsolescence. To date, we estimate that we are not required to establish such a reserve for that purpose.

Doubtful Accounts

We believe that proper management of our working capital is essential to successful management of our finances generally. For this reason, controlling and monitoring of our accounts receivable is a priority in daily financial management. In furtherance of the above, we have established a policy of reserving for all balances over 30 days past due.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Pursuant to our bylaws (estatutos) and Mexican law, at least 25% of our Board of Directors must be independent as defined under the Mexican Securities Market Law. Our Board of Directors currently comprises ten members and ten alternate directors as provided in our bylaws. The members of the Board of Directors are elected by shareholders at their annual meeting. All members of the Board of Directors were elected or ratified on November 11, 2005. Pursuant to Mexican law, members of the Board of Directors continue as members despite the expiration of their term until new members have been appointed and assumed office. Our bylaws provide for an alternate director to serve in place of an elected director if such director is unable to attend a meeting of the Board of Directors.

The following table presents information concerning directors and executive officers as of November 11, 2005:

Name	Age	Position
Tomás Milmo Santos	41	Chairman, Director and Chief Executive Officer
Patricio Jiménez Barrera	40	Chief Financial Officer and Alternate Director(1)
Andrés Velázquez Romero	40	Regional Executive Director
Samuel Lee Belmonte	40	Regional Executive Director
Ivan Alonso Hernandez	41	Chief Technology Officer
Rafael Garza Blanc	57	Human Resources Vice President
Thomas Milmo Zambrano	70	Director
Alberto Santos de Hoyos(2)(3)	64	Director
Lorenzo Zambrano Trevino(3)	61	Director
Alberto Garza Santos(3)	42	Director
Hector Medina Aguiar(2)	54	Director
Bertrand Guillot(3)(4)	42	Director
Iain Aitken(4)	50	Director
Lawrence H. Guffey(2)(3)(4)	39	Director
Gabriel Montana	34	Alternate Director(1)
Patricio D’Apice	35	Alternate Director(1)
Benjamin Jenkins	34	Alternate Director(1)
Francisco Javier Garza Zambrano	50	Alternate Director(1)
Alberto Santos Boesch	34	Alternate Director(1)
David Garza Santos	44	Alternate Director(1)
Ron Drake	63	Alternate Director(1)
Federico Gil Chaveznava	31	Alternate Director(1)
David Páez Gonzalez	30	Alternate Director(1)

_________________________

(1)	The role of the Alternate Director is to perform the role of the primary director if the primary director is not in attendance.
(2)	Member of audit committee.
(3)	Member of compensation committee.
(4)	Independent directors.

Set forth below is a summary of the business experience, functions, areas of expertise and principal outside business interests of our current directors, alternate directors and senior management. The business address for each of our current directors, alternate directors and senior management is Blvd. Gustavo Diaz Ordaz km. 3.33 No. L-1, Col. Unidad San Pedro, San Pedro Garza Garcia, N.L., Mexico, CP 66215.

Tomás Milmo Santos has held the position of Chief Executive Officer of Axtel since 1994 and Director since October 1997. Mr. Milmo was also appointed Chairman of the Board of Directors in October 2003. Prior to joining Axtel, Mr. Milmo worked at Carbonifera de San Patricio, S.A. de C.V., a mining company in Mexico. In 1988 he was named CEO of that same company, holding this post until 1990, when he founded and became CEO of Milmar, S.A. de C.V., a housing development company that developed and sold over 10,000 homes between 1990 and 1993. He is a member of the Board of Directors of Cemex, S.A. de C.V., ITESM and HSBC. Mr. Milmo holds a degree in Business Economics from Stanford University.

Patricio Jiménez Barrera has held the position of Chief Financial Officer of Axtel since January 1998, and has been the Alternate Director for Mr. Tomás Milmo since November 2005. Prior to joining Axtel, Mr. Jiménez held a variety of finance-related positions, including as an investment banker while at Invermexico Casa de Bolsa, a corporate treasurer while at Grupo Cydsa, S.A. and an investment banker, international treasurer, financing and correspondent banker while at Banca Serfín, S.A.. Immediately prior to joining Axtel, Mr. Jiménez was responsible for the International Division at Banca Serfín, S.A. He is a member of the board of Seguros Banorte Generali and Pensiones Banorte Generali. Mr. Jiménez is a CPA and holds a degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Andres Velázquez Romero has held the position of Regional Executive Director of Axtel since May 2002. Prior to his present position, Mr. Velázquez held the Treasurer and Administrative Director positions at Axtel. Mr. Velázquez has been responsible for treasury, risk management, credit lines, funding structure and foreign exchange for a number of banking institutions. Prior to joining Axtel, he was the COO in charge of the Banca Serfín International Agency in New York. Mr. Velázquez holds a degree in Economics from the ITAM in Mexico City.

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

Ivan Alonso Hernández has held the position of Technology Vice President of Axtel since May 2002. Prior to his present position, Mr. Alonso held the Information Technology and Business Process Director positions at Axtel. Mr. Alonso has over 17 years experience in information technology and telecommunications areas with various companies, including Copamex Services & Real Estate Division. He has also collaborated with financing institutions including Banco del Atlantico & Banpais, with responsibility for the telecommunications group of its Northeast Division. Mr. Alonso holds a B.S. degree in Electronics and Communications Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

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

Thomas Milmo Zambrano has been a Director of Axtel since October 1997 and held the position of Chairman of the Board of Directors from October 1997 until 2003. Mr. Milmo Zambrano was founder and Chairman of Grupo Javer S.A. de C.V., one of the largest housing development companies in Mexico, and of Incasa, S.A. de C.V., one of the largest aggregate producers in Mexico. He was also Chairman and CEO of both Carbonifera de San Patricio S.A. de C.V. and Carbon Industrial, S.A. de C.V., mining companies in Mexico. He was a Director of Cemex, S.A. de C.V. until 1996.

Alberto Santos de Hoyos has been a Director of Axtel since October 1997. Mr. Santos is a director of Banco de Mexico (regional), Grupo Cydsa, S.A., Sigma Alimentos and Seguros Comercial America. He has been Senator and Representative of the Mexican Congress; President and Vice-President of the Cámara de la Industria de Transformación de Nuevo Leon; Vice-President of the Mexican Confederación de Cámaras Industriales (CONCAMIN); and President of the Comisión de Productos Básicos of CONCAMIN; President of the Cámara Nacional de la Industria Azucarera y Alcoholera. Mr. Santos has also been Chairman of the Board, CEO and director of Gamesa. Mr. Santos holds a degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Lorenzo Zambrano Treviño has been a Director of Axtel since October 1997. Mr. Zambrano is the Chairman of the Board and CEO of Cemex, S.A. de C.V. He is also the Chairman of the Boards of Directors of the Instituto Tecnológico y de Estudios Superiores de Monterrey and the Americas Society. He is a member of the Executive Committee of Grupo Financiero Banamex Accival, S.A. de C.V. and the Salomon Smith Barney International Advisory Board. In addition, he is a member of the Board of Directors of Coca Cola Femsa, S.A. de C.V. and Televisa, S.A. He is also a member of the Advisory Council to the Stanford Graduate School of Business, the Museo de Arte Contemporaneo and the US-Mexico Commission for Educational and Cultural Exchange. Mr. Zambrano holds a B.S. degree in Mechanical Engineering from the Tecnológico de Monterrey and an M.B.A. from Stanford University.

Alberto Garza Santos has been a Director of Axtel since October 2003. Mr. Garza is the founder and Chairman of the Board of Promotora del Viento, S.A de C.V., a company dedicated to wind power in Mexico. He is also founder and Chairman of the Board of Promotora Ambiental, S.A. de C.V. (PASA), a leading waste management company in Mexico. Mr. Garza has engineered PASA’s growth through multiple acquisitions, local unit start-ups, municipal concessions and the development of world-class landfills, including Mexico’s first five privately owned landfills. In 2002, he positioned PASA as PEMEX’s waste services provider of choice, winning various large, multiyear contracts. Mr. Garza is also a member of the Board of Maquinaria Diesel (MADISA), Desarrollo Inmobiliario Delta and Gemini. He holds a degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and a B.A. degree in Political Science from Southern Methodist University.

Héctor Medina Aguiar has been a Director of Axtel since October 2003. Mr. Medina is the Executive Vice-President of Planning and Finance of Cemex, S.A. de C.V. and responsible for worldwide strategic planning and finance. Mr. Medina is a graduate of the Instituto Tecnológico y de Estudios Superior de Monterrey with a degree in Chemical Engineering. He also holds an M.S.C. degree in Management from the University of Bradford Management Center in England and an M.S. degree from the Escuela de Organizacion Industrial in Spain.

Bertrand F. Guillot has been a Director of Axtel since October 2003. Mr. Guillot is a Director of AIG Global Investment Corp. (Latin America), in charge of AIG affiliates’ Latin American infrastructure direct investments. He is also co-founder of WestNord, an investment bank boutique specializing in debt and equity raising for projects and mergers and acquisitions. Previously, he was the Director, Media & Telecom Project Finance Head, Senior Vice President and Relationship Management Head of ANZ Investment Bank. He was also the vice-president of the Telecom Unit Head within the Project Finance Group of Citibank N.A. He has been directly involved in private equity and project finance in emerging markets for the past 10 years. Mr. Guillot studied in Paris, London and Madrid. He holds a Baccalauréat in Economics and an International Finance degree from the European Business School.

Iain Aitken has been a Director of Axtel since October 2003. Mr. Aitken is a Director of Bedminster Capital Management LLC, an advisor to Soros Funds Management LLC, focusing primarily on private equity transactions. Prior to joining Bedminster in September 2000, Mr. Aitken was engaged in his private consultancy practice, advising clients on restructuring and real estate matters. From 1991 to 1999, Mr. Aitken served as a Senior Vice President of ABN AMRO Bank N.V., one of the world’s largest financial institutions, engaged in real estate and corporate debt restructuring. Previously, he served in a number of corporate banking positions in New York with the European American Banking Corporation (EABC), an investment company representing a consortium of European Banks, including ABN. Mr. Aitken was seconded to EABC having served in London with the International Division of Midland Bank PLC, another consortium member. Mr. Aitken is currently a director of Hainan Airlines Co., Limited (China), Batavia Investment Fund Limited and Philippine Discovery Investment Company Ltd. He holds a B.A. degree in Monetary Economics from the University of Stirling in Scotland.

Lawrence H. Guffey has been a Director of Axtel since October 2003. Mr. Guffey is also a Senior Managing Director in the Private Equity group of Blackstone. Mr. Guffey has led Blackstone’s efforts in virtually all media and communications-related investments and has day-to-day responsibility for management of Blackstone Communications Advisors. Since joining Blackstone in 1991, Mr. Guffey has been involved in the execution of Blackstone’s investments in Axtel, Bresnan Communications, Centennial Communications Corp., Crowley Wireless (Salmon PCS), CommNet Cellular, CTI Holdings, Encoda Systems (a LiveWire Media company), iPCS, Iusacell, LiveWire, PaeTec, TWFanch-one, TWFanch-two, Universo Online and U.S. Radio. Before joining Blackstone, Mr. Guffey worked in the Acquisitions Group at Trammell Crow Ventures, the principal investment arm of Trammell Crow Company. He currently serves as a director of Centennial Communications, Encoda Systems, Orcom and FiberNet. Mr. Guffey holds a degree from Rice University.

Gabriel A. Montaña has been a Alternate Director of Axtel for Mr. Everett J. Santos since June 2002 and was a Director of Axtel from June 2002 to October 2003. Mr. Montana is an Investment Officer with EMP Global, principal adviser to the AIG-GE Capital Latin American Infrastructure Fund (Fund). Since joining EMP Global in 2000, Mr. Montana has worked in the telecommunications sector, managing the Fund’s activities and portfolio companies in fixed and mobile telephony, cable and broadband. Previously, Mr. Montaña was a senior consultant with KPMG’s finance practice, where he worked on profitability, strategic cost management and valuation assignments within different industries in the United States. He has also worked with Toyota and Renault in Latin America. Mr. Montaña has a B.S. degree in Mechanical Engineering from Universidad de Los Andes and an M.B.A. from Georgetown University.

Patricio D’Apice has been a Alternate Director of Axtel since October 2003. Mr. D’Apice is manager of AIG Global Investment Corp. (Latin America) with responsibility over AIG Affiliates Latin American Infrastructure Direct Investments. Mr. D’Apice is also a Director of one of the leading Mexican pay TV companies. He has six years of experience in private equity funds in Latin America, with AIG, HSBC Bank, the leading Argentine private bank Banco Galicia, and the Argentine media conglomerate La Nación. Previously, he had been a Business Officer at the Argentine consulting and merchant banking firm Orlando J. Ferreres & Asociados for four years. He specialized in business plan development, restructuring, mergers and acquisitions and market research for companies like Perez Companc (now Petrobras), Coca Cola, Scania and YPF (now Repsol YPF). Mr. D’Apice is also founding partner of Sobregolf S.A., a software and services company with operations in Argentina and Chile. He was also financial advisor of two telecommunication projects, for the design and financing of their business plans. Mr. D’Apice holds a degree in Economics from the Universidad de Buenos Aires and a Masters degree in Finance from the Universidad del CEMA.

Benjamin Jenkins has been a Alternate Director of Axtel for Mr. Lawrence H. Guffey since October 2003. Mr. Jenkins is a Principal in the Private Equity group of Blackstone. Since joining Blackstone in 1999, Mr. Jenkins has been involved in the execution of Blackstone’s investment in Axtel and has evaluated numerous industrial and communications investments. Previously, Mr. Jenkins was an Associate at Saunders Karp & Megrue. Prior to that, Mr. Jenkins worked in the Mergers & Acquisitions Department at Morgan Stanley & Co. Mr. Jenkins holds a B.A. in Economics from Stanford University and an M.B.A. from Harvard Business School.

Francisco Javier Garza Zambrano has been an Alternate Director of Axtel for Mr. Lorenzo Zambrano Treviño since June 17, 2005. Mr. Garza holds the position of Regional Chairman for CEMEX México, United States and Foreign Trade. He has been Chairman of Cemex México, Cemex Panama, Venezolana de Cementos (Vencemos, S.A.), Vice President of Trading Cemex, S.A. and Chairman in charge of Cemex, S.A. de C.V.’s operations in the United States. Mr. Garza holds a degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an M.B.A. from Cornell University-Johnson Graduate School of Management.

Alberto Santos Boesh has been an Alternate Director of Axtel for Mr. Alberto Santos de Hoyos since June 17,2005. Mr. Santos has held the position of Chief Executive Officer at Empresas Santos, S.A. since the year 2000. He is a shareholder and director of Grupo TresVidas Acapulco, S.A., Desarrollos Marinos del Caribe (Hotel Mandarin Oriental Rivera Maya), Gimnasio Body-tek, S.A. and a director of Dave & Buster’s. Mr. Santos is also a member of Generacion 2000 and Grupo México Nuevo. He is currently the Chairman of the Board of Directors of Grupo Monde (Mundo Deadeveras theme park). Mr. Santos holds a degree in International Studies from the Universidad de Monterrey as well as a Post-Graduate degree from Cushing Academy.

David Garza Santos has been an Alternate Director of Axtel for Mr. Alberto Garza since November 2005. Mr. Garza is Chairman of the Board of Directors and Chief Executive Officer of Maquinaria Diesel, S.A. de C.V., a company wich distributes Caterpillar, Ingersoll Rand and other construction equipment in México and is also Chairman of the Board of Directors of Comercial Essex, S.A de C.V., which is the largest distributor of Exxon Mobil lubricants in México. Mr. Garza is also a member of the Board of Directors of Desarrollos Delta, S.A. de C.V., a real estate developer for residential, offices and resorts in México, a member of the Board of Directors of Promotora Ambiental, S.A. de C.V., a leading waste management company in México and also member of the Advisory Committee of the School of Business Administration of the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Garza holds a degree Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Ron Drake has been an Alternate Director of Axtel for Mr. Iain Aitken since November 2005. Mr. Drake is Chairman of Bedminster Capital Management LLC. Mr. Drake joined Soros Fund Management LLC (“SMF”) in January 1999 as Director of Strategic Investments. In 2004, Mr. Drake and a group of SMF employees participated in the spin off of the bulk of SMF’s private equity activities. From 1992 to 1999 Mr. Drake was Group Senior Vice President for ABN-AMRO Bank in North America. From 1981 to 1990 Mr. Drake was Managing Director of Merrill Lynch in New York, where he founded and managed an internal merchant banking operation. From 1990 to 1992, Mr. Drake served as senior advisor to several multinational companies. Mr. Drake graduted from Cornell University with a Bachelor of Science degree and received a master in Business Administration from New York University.

Federico Gil Chaveznava has been an Alternate Director of Axtel for Mr. Tomás Milmo Santos since November 11, 2005. Mr. Gil has held the position of General In-House Counsel of Axtel since the year 2000. Previously, Mr. Gil was an Associate at the law firm D & A Morales y Asociados, S.C. Prior to that, Mr. Gil worked as Legal Counsel for Grupo Internacional de Inversiones. He was a legal advisor for Nuevo León State Congress. Mr. Gil holds a Licenciatura en Derecho (J.D. equivalent) from the Universidad de Monterrey.

David Páez González has been an Alternate Director of Axtel for Mr. Hector Medina Aguiar since November 2005. Mr. Páez has been Corporate In-House Counsel of Axtel since 1998. Previously, Mr. Páez was an Associate at the law firm Asesoría Jurídica Canales y Socios, S.C. Mr. Páez holds a Licenciatura en Derecho (J.D. equivalent) from the Instituto Tecnológico y de Estudios Superiores de Monterrey and obtained a Masters in Law from University of Illinois School of Law.

Tomas Milmo Santos is the son of Thomas Milmo Zambrano. Mr. Milmo Santos is the nephew of Alberto Santos de Hoyos and Lorenzo Zambrano Trevino. Tomas Milmo Santos is the cousin of Alberto and David Garza Santos and Alberto Santos Boesch, Mr. Milmo Santos is also the brother in law of Patricio Jimenez Barrera. Thomas Milmo Zambrano, is the cousin of Lorenzo Zambrano Trevino. Alberto Santos de Hoyos is the father of Alberto Santos Boesch and the uncle of Alberto and David Garza Santos. Rodolfo Paez Gonzalez is the brother of David Paez Gonzalez.

B.   Compensation

For the year ended December 31, 2005, the aggregate compensation, including benefits, we paid to our directors, alternate directors and executive officers for services in all capacities was approximately $2.7 million.

In 2005, we and our subsidiaries incurred no costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to retirement plans or pension plans.

C.  Board Practices

See “Item 6A. Directors and Senior Management” above. None of the directors of Axtel have any type of arrangement with Axtel whereby such director would receive benefits upon termination of employment.

Audit Committee

Our audit committee consists of Héctor Medina Aguiar, Everett J. Santos, Lawrence H. Guffey and their respective alternates, David Paez Gonzalez, Gabriel Montana and Benjamin Jenkins. Our Board of Directors has determined that Mr. Medina has the attributes of an ‘‘audit committee financial expert’’ as defined by the SEC. Our statutory auditor may attend audit committee meetings, although he does not have the right to vote. Among other duties and responsibilities, the committee: issues opinions to the Board of Directors regarding related party transactions; recommends that independent experts be retained to render fairness opinions in connection with related party transactions and tender offers, where it deems appropriate; reviews the critical accounting policies adopted by us and advises the Board of Directors on changes to such policies; assists the Board of Directors with planning and conducting internal audits; and prepares a yearly activity report for submission to the Board of Directors. The committee is also responsible for the appointment, retention, and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attestation services, as well as for the establishment of procedures for the receipt, retention, and treatment of complaints received with respect to accounting, internal controls, or auditing matters and the confidential, anonymous submission by employees with regard to these complaints.

Remuneration Committee

The remuneration committee recommends compensation for the executive officers to board of directors. Lorenzo Zambrano, Alberto Garza, Alberto Santos, Bertrand Guillot, Everett Santos and Lawrence Guffey are the members of the remuneration committee.

Compensation Committee

Our compensation committee consists of Lorenzo Zambrano Treviño, Alberto Santos de Hoyos, Alberto Garza Santos, Betrand Guillot, Everett J. Santos, Lawrence H. Guffey and alternates Gabriel Montana and Patricio D’Apice. Among other duties and responsibilities, the committee reviews and approves corporate goals and objectives relevant to CEO compensation; evaluates the CEO’s performance in light of those goals and objectives; determines and approves the CEO’s compensation level based on this evaluation; and makes recommendations to the board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans.

Statutory Auditor

On October 2003, our shareholders elected Gerardo Gonzalez Rodriguez as the statutory auditor and Ricardo Gonzalez Villareal as the alternate statutory auditor. Under our bylaws and in accordance with Mexican law, our shareholders elect a statutory auditor (comisario) at a general ordinary shareholders’ meeting. The primary role of the statutory auditor is to review our business and report to our shareholders at the general annual ordinary shareholders’ meeting on the adequacy and accuracy of the financial information presented to such shareholders by the Board of Directors. The statutory auditor is elected for a renewable term of one year at a general ordinary shareholders’ meeting. Pursuant to Mexican law, statutory auditors remain in office despite the expiration of their term until their successors have been appointed and assumed office. Pursuant to Mexican law, any holder or group of holders representing 10% of our capital stock may elect one statutory auditor.

D.  Employees

For the years ended December 31, 2003, 2004 and 2005, we had 2,119, 2,566 and 2,940 employees, respectively. All of our employees, except our executive officers and certain other managers, are members of one of two labor unions. We believe we have good relationships with our employees and their respective unions.

E.  Share Ownership

Information on the ownership of our Share Ownership is given under “Item 7. Major Shareholders and Related Party Transactions.”

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

Mexican law limits foreign ownership of those companies, like ours, owning certain telecommunications concessions to 49% of the voting stock of such companies. The following table sets forth each owner of 5% or more of our voting stock:

	Series A Shares		Series B Shares		Aggregate Percentage of Outstanding Shares Beneficially Owned
Shareholder	Number	Percentage of Class	Number	Percentage of Class
Tomas Milmo Zambrano	5,789,950	17.97	229,157,302	8.16	8.27
Ma. Luisa Santos de Hoyos	1,724,360	5.35	67,481,691	2.40	2.44
Alberto Santos de Hoyos	5,168,563	16.05	2,811,848	0.10	7.25
Tomás Milmo Santos	9,285,118	28.82	384,821,067	13.70	13.87
Francisca de Hoyos de Santos	640,815	1.99	23,456,082	0.84	0.85
Reynaldo Villareal Escamilla	15,480	0.05	701,685	0.03	0.03
Impra Café, S.A. de C.V.	7,420,873	23.04	301,709,814	10.74	10.88
Alberto Garza Santos	433,410	1.35	15,864,351	0.56	0.57
David Garza Santos	433,410	1.35	15,864,351	0.56	0.57
Federico Garza Santos	433,410	1.35	15,864,351	0.56	0.57
Marcela Garza Santos	433,410	1.35	15,864,351	0.56	0.57
Yolanda Garza Santos	433,410	1.35	15,864,351	0.56	0.57
Rendall and Associates	0	0	717,166	0.03	0.03
Blackstone Capital Partners III Merchant Banking Fund, L. P.	0	0	217,932,979	7.76	7.67
Blackstone Offshore Capital Partners III, L. P.	0	0	0	0
Blackstone Family Investment Partnership III, L. P.	0	0	4	0.00	0.00
New Hampshire Insurance Company	0	0	90,329,891	3.22	3.18
Tapazeca sprl	0	0	64,359,651	2.29	2.27
LAIF X sprl	0		191,552,232	6.82	6.74
Wordtel México Telecom, Ltd.	0		7,330,392	0.26	0.26

B.  Related Party Transactions

Shareholders Agreement

On October 6, 1997, we and our initial shareholders Telinor Telefonia, S. de R.L. de C.V., Bell Canada International (Mexico Telecom) Limited and Worldtel Mexico Telecom Ltd (the “Initial Shareholders”) entered into a shareholders agreement (the “Shareholders Agreement”). Soon after, Bell Canada International Inc. also agreed to be bound by such Shareholders Agreement. On March 20, 2003, Nortel Networks Limited agreed to join in the Shareholders Agreement through the execution and delivery of a Joinder Agreement and a supplemental agreement to such Joinder Agreement.

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

On February 28, 2003, the Extraordinary Meeting of Shareholders of Company resolved that in the event of any inconsistency between the Shareholders Agreement and our current Bylaws, the Bylaws will prevail. On May 30, 2003, Bell Canada International (Mexico Telecom) Limited, Bell Canada International Inc., Telinor and Axtel entered into an agreement pursuant to which Bell Canada International (Mexico Telecom) Limited and Bell Canada International Inc. agreed to waive and amend certain provisions of the Shareholders Agreement and further agreed that our bylaws and the resolutions of the February 28, 2003 shareholders meeting will prevail and take precedence over the Shareholders Agreement.

On August 26, 2005, Worldtel, Telinor and Axtel entered into an agreement terminating the Shareholders Agreement and the granting of a mutual release with respect to any and all outstanding obligations under the Shareholders Agreement as of the date thereof between the parties.

On August 26, 2005, we, Telinor, Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. (collectively, ‘‘Blackstone’’), LAIF X sprl and LAIF IV Ltd. entered into a settlement agreement (the ‘‘Settlement Agreement’’) pursuant to which all issues in an arbitration and other previously disclosed judicial proceedings in the United States and Mexico relating to the issuance and ownership of certain of our shares were resolved. As a consequence of the Settlement Agreement, our shareholders held an ordinary and extraordinary shareholders meeting on August 26, 2005 pursuant to which, among other matters: they acknowledged and ratified all current shareholdings in Axtel including the issuance of and subscription to the previously issued shares which were the subject of dispute; they authorized a decrease in an immaterial amount in Telinor’s and Blackstone’s ownership of our shares and an increase in the same amount in LAIF X sprl’s ownership share, the Merger of Telinor and Axtel and a number of ancillary matters. All of the proceedings between the parties to the Settlement Agreement with respect to the matters previously in dispute have been definitively resolved.

Supply Contracts and Financing Agreement

In June 1999, we entered into a Finance Agreement with Toronto Dominion (Texas), Inc. as administrative and collateral agent, and Nortel Networks Limited as lender, for the principal amount of US$455.0 million. Such finance agreement was amended and restated on June 18, 2001, with Nortel Networks Limited, as administrative agent, Toronto Dominion, as collateral agent, and Nortel Networks Limited, as lender (the “Amended and Restated Finance Agreement”).

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

In March 2003, we also restructured our commercial relationship with Nortel Networks whereby all of the previous supply agreements and service contracts we had with Nortel Networks were canceled and we entered into five new agreements, which are briefly described as follows:

•
Purchase and License Agreement among us, Nortel Networks Limited and Nortel Networks de Mexico, S.A. de C.V. regarding the supply of fixed wireless access equipment and certain services related thereto. On December 23, 2003, Airspan Communications Limited (“Airspan”) acquired Nortel’s fixed wireless access business, assuming Nortel’s rights and obligations under this agreement. We are Airspan’s primary customer for their fixed wireless access technology. We have a contingent license from Airspan to produce such technology ourselves or through a third party (see below).

•
Technical Assistance Support Services Agreement for fixed wireless access equipment, between us and Nortel Networks UK Limited pursuant to which the latter will provide technical support services for our fixed wireless access platform. On December 23, 2003, Airspan acquired Nortel’s fixed wireless access business, assuming Nortel’s rights and obligations under this agreement.

•
Purchase and License Agreement for non-fixed wireless access equipment, among us, Nortel Networks Limited and Nortel Networks de México, S.A. de C.V. regarding the provision of non-fixed wireless access equipment, such as switches and electronic equipment and certain services related thereto.

•
Technical Assistance Support Services Agreement for non-fixed wireless access equipment, between us and Nortel Networks de Mexico, S.A. de C.V. pursuant to which Nortel Networks will provide technical assistance support services for our switch and SDH platform and other non-fixed wireless access equipment supplied by Nortel Networks.

•
Fixed Wireless Access Technology License Agreement entered into between us and Nortel Networks Limited pursuant to which Nortel Networks granted to us a contingent license to produce and manufacture the fixed wireless access products ourselves or contract a third party to produce such fixed wireless access products.

On December 23, 2003, Airspan acquired Nortel’s fixed wireless access business, assuming Nortel’s rights and obligations under the: (i) Purchase and License Agreement for Fixed Wireless Access Equipment, (ii) the Technical Assistance Support Services Agreement for fixed wireless access equipment and (iii) the Fixed Wireless Access Technology License Agreement. We are Airspan’s primary customer for their fixed wireless access technology. On December 28, 2004, we and Airspan entered into a new Purchase and License Agreement for Fixed Wireless Access Equipment. This new agreement replaces the Purchase and License Agreement for Fixed Wireless Access Equipment mentioned in section (i) of this paragraph.

In July 2004, we and Nortel Networks Limited and Nortel Networks de Mexico, S.A. de C.V., entered into a Purchase and License Agreement for the supply of next generation soft switch equipment and certain related services thereto. During fiscal year ended December 31, 2005 and through April 18, 2006, we have paid Nortel Networks US$12.8 million for services and equipment they provided to us.

Employment Retention Plan

In 2002 Axtel implemented a retention plan with respect to key employees in its sales and operations areas. The retention plan consisted of granting loans (each loan supported by a signed promissory note from the recipient) ranging from US$10,000 to US$100,000 to its key employees. The loans are not interest bearing and are not payable until the employee’s employment with Axtel terminates. The total amount outstanding under these loans as of April 2006 is US$347,757, which includes: US$92,170 to Andres Velázquez Romero (regional executive director) made on July 4, 2002; US$92,170 to Samuel Lee Belmonte (regional executive director) made on June 28, 2002; and US$73,736 to Ivan Alonso Hernandez (Chief Techology Officer) made on July 5, 2002. The balance is distributed among four other key employees. This Employment Retention Plan was terminated at the end of 2002.

Other Transactions

•
In March 1999, we and GE Capital Fleet Services de Mexico, S. de R.L. de C.V. (a subsidiary of one of the investors in LAIFX sprl, one of our shareholders) entered into a lease agreement for the lease of our fleet vehicles. During the fiscal year ended December 31, 2005 and through April 18, 2006, we paid GE Capital approximately US$2.3 million in rental payments under these leases.

•
In March and May 2000, we and Gemini, S.A. de C.V. (a company controlled by Alberto Garca Santos, one of our shareholders) entered into lease agreements for the lease of land and property on which our corporate offices and a switch are located. During the fiscal year ended December 31, 2005 and through April 18, 2006, we paid Gemini approximately US$2.8 million in rental payments under these leases.

•
In August 2002, we and Neoris de Mexico, S.A. de C.V. (a consulting firm indirectly controlled by an affiliate of Impra Café, S.A. de C.V., one of our shareholders) entered into a professional services agreement for the provision of technical assistance to us with respect to a customer care platform. During the fiscal year ended December 31, 2005 and through April 18, 2006, there were no payments made to Neoris de Mexico, S.A. de C.V. under this agreement.

•
In April 2002, we and Instalaciones y Desconexiones Especializadas, S.A. de C.V. (a company controlled by the son of Alberto Santos de Hoyos, one our shareholders) entered into a services agreement for the provision of installation services with regard to customer premise equipment. During the fiscal year ended December 31, 2005 and through April 18, 2006, we paid them approximately US$0.7 million in fees for services.

•
The Blackstone Group advised us in connection with the Restructuring Agreement dated as of March 20, 2003 that we entered into with Nortel Networks and Toronto Dominion. As of the fiscal year ended December 31, 2005 and through April 18, 2006, there were no payments made to Blackstone under this agreement.

•
We and Operadora de Parques y Servicios. S.A. de C.V. (a company controlled by the son of Alberto Santos de Hoyos, one of our shareholders) entered into a service agreement dated February 16, 2005, for the marketing and advertising of Axtel inside a theme park. For the period beginning February 16, 2005, through April 18, 2006, we paid that company approximately US$0.9 million.

C.  Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

B.  Significant Changes

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

B.  Memorandum and Articles of Association

Bylaws

Below is a brief summary of certain significant provisions of our bylaws and applicable Mexican law. This description does not purport to be complete and is qualified in its entirety by reference to our bylaws and the provisions of applicable Mexican law. For a description of the provisions of our bylaws relating to the board of directors, executive committee and statutory auditors, See “Item 6. Directors, Senior Management and Employees.”

Organization and Register

We are a sociedad anónima de capital variable organized under the laws of Mexico. We were incorporated in 1994 under the name Telefonía Inalámbrica del Norte, S.A. de C.V., as evidenced by the public deed number 3680 dated July 22, 1994, granted before Rodolfo Vela de León, Notary Public number 80 of Monterrey, N.L., and registered in the Public Registry of Commerce of Monterrey, N.L. on August 5, 1994 under the mercantile number 1566, page 273, volume 417, third book, second auxiliary of the Registry. Thereafter, our corporate name changed to Axtel, S.A. de C.V., as evidenced by the public deed number 1719 dated March 26, 1999, granted before José Luis Farías Montemayor, Notary Public number 120 of Monterrey, N.L., and registered in the Public Registry of Commerce of Monterrey, N.L., on March 29, 1999 under the mercantile number 2182, volume 209-44, fourth book, third auxiliary of the Registry.

According to Articles 2 and 3 of our bylaws, our corporate domicile is located in San Pedro Garza García, N.L., and our corporate purpose is to install, operate and exploit a public telecommunications network for the provision of telephony, internet and other value added telecommunication services to the public, using primarily fixed wireless technology, and/or use, utilize and exploit frequency bands of the radioelectric spectrum.

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

Preemptive Rights

According to our bylaws, the fixed and/or variable portion of our capital stock may be increased only by a resolution adopted by an extraordinary meeting of shareholders. In the event of a capital increase, a holder of existing shares of a given class has a preemptive right to subscribe to shares of the same class sufficient to maintain the holder’s existing proportionate holding of shares of that class. Our bylaws provide that for purposes of preemptive rights, the Series A and Series C shares shall be considered the same class, and the “Series N” shares shall be considered an independent class.

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

Limitations on Share Ownership

Ownership by non-Mexican nationals of shares of Mexican enterprises is regulated by the 1993 Ley de Inversión Extranjera (the Foreign Investment Law) and its regulations. The Foreign Investment Law and its regulations require that Mexican shareholders retain the power to determine the administrative control and the management of corporations in industries in which special restrictions on foreign holdings are applicable. Foreign investment in our shares is limited to 49% of the total voting stock. Our bylaws provide that the Series A shares shall always represent at least 51% of the total outstanding voting shares, and may only be subscribed for by Mexican investors. The Series C shares may represent up to the remaining 49% of the outstanding voting shares and may be freely subscribed for by Mexican or non-Mexican investors.

Other Provisions

Forfeiture of shares. As required by Mexican law, the bylaws provide that non-Mexican holders of our shares (i) are considered Mexican with respect to such shares that they acquire or hold and (ii) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with the bylaws may result in a penalty of forfeiture of a shareholder’s capital interests in favor of the Mexican state. If a shareholder should invoke governmental protection in violation of this provision, its shares could be forfeited to the Mexican state.

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

Limited Liability. Shareholders’ liability for Axtel’s losses are limited to their shareholdings in our company.

C.  Material Contracts

Not applicable.

D.  Exchange Controls

There are currently no exchange controls in Mexico.

E.  Taxation

Not applicable.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

Where You May Find More Information

We file reports and other information with the SEC. You may review copies of any documents that we file with the SEC, including their exhibits and schedules, at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also get copies of all or any portion of the documents that we file from the public reference room, the regional offices or by calling the SEC at 1-800-SEC-0330 or by writing the SEC, upon payment of a prescribed fee. Our SEC filings are also available to you on the SEC’s web site at http://www.sec.gov.  Our internet address is www.axtel.com.mx.  The information contained on our website is  not part of this annual report by reference or otherwise.

I.  Subsidiary Information

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Item 5. “Operating and Financial Review and Prospects”

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in report that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2004. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

Item 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Medina has the attributes of an ‘‘audit committee financial expert’’ as defined by the SEC. See “Item 6A. Directors and Senior Management.”

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

Item 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Cardenas Dosal S.C. (“KPMG”) served as our auditors for the years ended December 31, 2005 and 2004. The following table sets forth the fees paid to KPMG for the financial years ended December 31, 2005 and 2004.

	Year ended December 31
	2005	2004
	(in millions of nominal pesos)
Audit Fees (1)	Ps. 1.8	2.4
Tax Fees (2)	0.3	—
All Other Fees (3) (4)	1.9	2.4
Total Fees	4.1	4.8

________________________

(1)
Audit fees include fees associated with the annual audit of our consolidated financial statements. Audit fees also include fees associated with various audit requirements relating to the offering of the 11% senior notes due 2013.

(2)	Tax fees include fees principally incurred for assistance with VAT reimbursements and compliance matters.
(3)	Audit related fees include fees associated with audit and revisions needed regarding the offering of the 11% senior notes due 2013 and the initial offering of certain of our equity securities.
(4)	Introduction to bulletin C-10.

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

Item 18. FINANCIAL STATEMENTS

See pages F-1 through F-48.

Item 19. EXHIBITS

Exhibit Number	Description
1.1
Corporate By-laws (Estatutos Sociales) of Axtel, S.A. de C.V. (“Axtel”), together with an English translation (incorporated herein by reference to Exhibit 3.1 of our Registration Statement on Form F-4, File No. 333-114196)

2.1
Indenture, dated as of December 16, 2003, among Axtel, the Subsidiary Guarantors named therein and The Bank of New York, as Trustee, governing Axtel’s $175,000,000 aggregate principal amount of 11% Senior Notes due 2013 (incorporated herein by reference to Exhibit 4.1 of our Registration Statement on Form F-4, File No. 333-114196).

2.2	Specimen Global Note representing Axtel’s 11% Senior Notes due 2013 (incorporated herein by reference to Exhibit 4.2 of our Registration Statement on Form F-4, File No. 333-114196).
2.3	Form of Specimen Global Note representing the exchange notes (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No. 333-114196).
2.4
Registration Rights Agreement, dated as of December 16, 2003 among Axtel, the Subsidiary Guarantors named therein and Credit Suisse First Boston LLC (incorporated herein by reference to Exhibit 4.4 of our Registration Statement on Form F-4, File No. 333-114196).

4.1
Unanimous Shareholders Agreement, dated as of October 6, 1997, among Bell Canada International (Mexico Telecom) Limited, Telinor Telefonia, S.A. de C.V. (“Telinor”), Worldtel Mexico Telecom Ltd. and Axtel (formerly known as Telefonia Inalambrica Del Norte, S.A. de C.V.) (incorporated herein by reference to Exhibit 9.1 of our Registration Statement on Form F-4, File No. 333-114196).

4.2	Joinder Agreement, dated as of March 20, 2003, among Axtel and Nortel Networks Limited (incorporated herein by reference to Exhibit 9.2 of our Registration Statement on Form F-4, File No. 333-114196).
4.3
Concession title granted by the Mexican Ministry of Communications and Transportation (the “Ministry”) in favor of Axtel (formerly known as Telefonia Inalambrica Del Norte, S.A. de C.V.), dated June 17, 1996, together with an English translation of such concession title (incorporated herein by reference to Exhibit 10.1 of our Registration Statement on Form F-4, File No. 333-114196).

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

Report of Independent Registered
Public Accounting Firm

The Board of Directors and Stockholders
Axtel, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Axtel, S.A. de C.V. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity, and changes in financial position for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Axtel, S.A. de C.V. and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations, the changes in their stockholders’ equity and the changes in their financial position for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles in the United States of America would have affected the results of operations for each of the years in the three-year period ended December 31, 2005, and the stockholders’ equity as of December 31, 2005 and 2004 to the extent summarized in note 25 to the consolidated financial statements.

KPMG Cárdenas Dosal, S.C.

Rafael Gómez Eng

Monterrey, N,L., México
March 3, 2006, except for note 25
which is as of April 25, 2006

AXTEL, S. A. DE C. V. AND SUBSIDIARIES
Consolidated Balance Sheets
(Thousands pesos of constant purchasing power as of December 31, 2005)

	December 31
Assets	2005	2004

Current assets:
Cash and cash equivalents	Ps.1,891,045	572,696
Restricted cash	34,479	-
Accounts receivable (note 5)	653,259	524,337
Refundable taxes and other accounts receivable	42,276	85,213
Prepaid expenses	50,530	34,574
Inventories (note 8)	61,366	60,172
Accounts receivable from related parties (note 7)	6,138	-
Total current assets	2,739,093	1,276,992

Long-term accounts receivable	18,800	20,420
Property, systems and equipment, net (notes 9 and 13)	7,035,032	6,415,625
Telephone concession rights, net of accumulated amortization of Ps. 319,952 and Ps. 267, 187 in 2005 and 2004, respectively	674,014	726,780
Pre-operating expenses, net (note 10)	178,155	209,309
Deferred income taxes (note 17)	17,193	128,179
Other assets, net (note 11)	171,085	145,673
Total assets	Ps.10,833,373	8,922,978

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	Ps.545,625	615,346
Accrued interest	12,750	11,238
Taxes payable	47,017	42,093
Short-term debt (note 12)	-	112,005
Current maturities of long-term debt (note 13)	40,979	50,607
Other accounts payable (note 14)	219,161	207,279
Due to related parties (note 7)	23	394
Derivative financial instruments (note 6)	83,397	966
Total current liabilities	948,952	1,039,928

Long-term debt, excluding current maturities (note 13)	2,781,758	2,093,077
Other long-term accounts payable	3,280	3,660
Seniority premiums (note 15)	2,979	2,473
Allowance for severance payments (note 16)	19,000	-
Total liabilities	3,755,969	3,139,138

Stockholders’ equity (note 18)
Common stock	8,037,600	7,341,233
Additional paid-in capital	515,849	145,256
Deficit	(1,540,333)	(1,824,759)
Cumulative deferred income tax effect	122,419	122,419
Change in the fair value of derivative instruments (note 6)	(58,131)	(309)
Total stockholders’ equity	7,077,404	5,783,840

Commitments and contingencies (note 22)
Subsequent events (note 23)
Total liabilities and stockholders’ equity	Ps.10,833,373	8,922,978

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Operations

For the years ended December 31, 2005, 2004 and 2003

(Thousands pesos of constant purchasing power as of December 31, 2005)

		Years ended December 31,
		2005	2004	2003
Telephone services and related revenues (note 19)	Ps.	4,966,796	3,988,733	3,180,821

Operating costs and expenses:
Cost of revenues and services		(1,550,500)	(1,270,072)	(880,784)
Selling and administrative expenses		(1,687,447)	(1,423,788)	(1,239,970)
Depreciation and amortization		(1,130,232)	(1,034,203)	(937,598)

		(4,368,179)	(3,728,063)	(3,058,352)

Operating income		598,617	260,670	122,469

Comprehensive financing result:
Interest expense		(380,871)	(283,123)	(237,844)
Interest income		56,755	17,193	21,091
Foreign exchange gain (loss), net		103,857	(7,563)	(348,034)
Monetary position gain		54,400	66,889	101,116

Comprehensive financing result, net		(165,859)	(206,604)	(463,671)

Other income, net (note 21)		7,164	21,697	1,867,904

Restructuring (note 20)		-	-	(11,349)

Income before income taxes		439,922	75,763	1,515,353

Income tax expense (note 17)		(155,496)	(155,441)	(537,616)

Net income (loss)	Ps.	284,426	(79,678)	977,737

Weighted average common shares outstanding		2,552,224,839	2,533,706,866	2,533,706,866

Basic and diluted earnings per share (pesos)	Ps.	0.11	(0.03)	0.39

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2005, 2004 and 2003

(Thousands pesos of constant purchasing power as of December 31, 2005)

		Years ended December 31,
		2005	2004	2003
Operating activities:
Net income (loss)	Ps.	284,426	(79,678)	977,737
Add charges (deduct credits) to operations not requiring (providing) resources:
Depreciation		1,017,321	926,336	841,708
Amortization		112,911	107,867	95,890
Allowance for severance payments		6,784	-	-
Accrual for seniority premiums		842	751	742
Deferred income tax		155,496	155,441	537,616
Gain on extinguishment of debt		-	-	(2,024,800)

Resources provided by operations		1,577,780	1,110,717	428,893

Net (investment in) financing from operations		(166,113)	37,360	(79,361)

Resources provided by operating activities		1,411,667	1,148,077	349,532

Financing activities:
Increase in common stock		696,367	-	2,902,173
Additional paid-in capital		370,593	-	(16,141)
Proceeds (payments) from loans, net		568,560	(96,616)	(1,643,505)
Restricted cash		(34,479)	-	-
Deferred financing costs		-	-	(20,104)
Other accounts payable		(3,228)	(32)	(42,467)

Resources provided by (used in) financing activities		1,597,813	(96,648)	1,179,956

Investing activities:
Acquisition and construction of property, systems and equipment, net		(1,636,728)	(1,509,290)	(676,884)
Pre-operating expenses		(10,234)	(29,829)	-
Other assets		(44,169)	(43,252)	(105,221)

Resources used in investing activities		(1,691,131)	(1,582,371)	(782,105)

Increase (decrease) in cash and cash equivalents		1,318,349	(530,942)	747,383

Cash and cash equivalents at beginning of year		572,696	1,103,638	356,255

Cash and cash equivalents at end of year	Ps.	1,891,045	572,696	1,103,638

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2005, 2004 and 2003

(Thousands pesos of constant purchasing power as of December 31, 2005)

		Common Stock	Additional paid-in capital	Deficit	Cumulative deferred income tax effect	Change in the fair value of derivative instruments	Total stockholders’ equity
Balances as of December 31, 2002	Ps.	4,439,060	161,397	(2,721,344)	122,419	-	2,001,532
Common stock contribution (note 18a)		2,902,173	(16,141)	-	-	-	2,886,032
Cumulative effect of vacations accrual		-	-	(1,474)	-	-	(1,474)
Comprehensive income (note 18(c)		-	-	977,737	-	-	977,737
Balances as of December 31, 2003		7,341,233	145,256	(1,745,081)	122,419	-	5,863,827
Comprehensive loss (note 18c)		-	-	(79,678)	-	(309)	(79,987)
Balances as of December 31, 2004		7,341,233	145,256	(1,824,759)	122,419	(309)	5,783,840
Issuance of common stock (note 18a)		696,367	370,593	-	-	-	1,066,960
Comprehensive income (note 18c)		-	-	284,426	-	(57,822)	226,604
Balances as of December 31, 2005	Ps.	8,037,600	515,849	(1,540,333)	122,419	(58,131)	7,077,404

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Thousands pesos of constant purchasing power as of December 31, 2005)

(1)	Organization and description of business

Axtel, S.A. de C.V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company’s activity, a concession is required (see note 22f). In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint, a fiber optic radio links and copper technology, which are used depending on the communication needs of the clients.

The Company has been granted the following licenses over the spectrum of frequencies necessary to provide the services:

•
60MHz for Point-to-Multi-Point in the 10.5GHz band to cover each one of the nine regions of the Mexican territory. The acquisition of these twenty-year concessions, with an extension option, represented an investment of Ps. 149,060 for the Company.

•
112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band with countrywide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of Ps. 75,174 for the Company.

•	50MHz in the 3.4GHz. The licenses obtained allow coverage in the nine regions of the country, and the investment was Ps. 769,733 for a period of twenty years with an extension option.

As described in note 18a during 2005, the shareholders of the Company approved a shares exchange and merger of a former shareholder (Telinor Telefonía S. de R.L. de C.V.) into the Company. This transaction had no significant effects on the financial position of the Company. Also since December 2005, approximately 33% of Company’s shares are offered to the public through CPO’s and ADS’s.

The Company has commercial services in Monterrey, Mexico City, Guadalajara, Puebla, Toluca, Leon, Querétaro, San Luis Potosí, Aguascalientes, Saltillo, Ciudad Juárez and Tijuana.

(2)	Summary of significant accounting policies

The accounting policies and practices followed by the Company in the preparation of the consolidated financial statements are described below:

(a)	Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which include the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power as of December 31, 2005 based on the National Consumer Price Index

(NCPI) published by Banco de Mexico. The indexes used in recognizing the effects of inflation were as follows:

	NCPI	Inflation %

December 2005	425.232	3.30
December 2004	411.648	5.47
December 2003	390.299	3.99

For purposes of disclosure in the notes to the consolidated financial statements, references to pesos or “Ps.”, are to Mexican pesos; likewise, references to dollars or U.S. $, are to dollars of the United States of America.

Certain prior period amounts for prepaid expenses have been reclassified to conform with the current period presentation.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of Axtel and its majority owned subsidiaries. The balances and transactions between companies have been eliminated in the preparation of the consolidated financial statements. As of December 31, 2005 and 2004, the subsidiaries of the Company are listed below:

% ownership

Instalaciones y Contrataciones, S. A. de C. V. (“Icosa”)	99.998%
Impulsora e Inmobiliaria Regional, S. A. de C. V. (“Inmobiliaria”)	99.998%
Servicios Axtel, S. A. de C. V. (“Servicios Axtel”)	99.998%

Effective January 1, 2002, Axtel transferred all of its personnel to Servicios Axtel. The subsidiaries of the Company only provide services to Axtel.

(c)	Cash equivalents

Cash equivalents of Ps.1,866,152 and Ps.547,595 at December 31, 2005 and 2004, respectively, consist of overnight repurchase agreements and certificates of deposit with an initial term of less than three months. Cash equivalents are carried at the lower of acquisition cost plus accrued interest as of the most recent balance sheet date or net estimated realizable value. Interest and foreign currency exchange fluctuation are included in the statements of operations as part of the comprehensive financing result.

(d)	Trade accounts receivable

Trade accounts receivable includes the amount billed to customers and a provision for services rendered at the balance sheet date but not billed. Amounts billed are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote.

(e)	Inventories

Inventories are carried at the lower of restated cost and net realizable value and are accounted using the average cost method. The restated cost is determined by application of the NCPI factor to current costs.

(f)	Property, systems and equipment

Property, systems and equipment are recorded at acquisition cost and restated by NCPI factors. Property under capital leases are stated at the present value of minimum lease payments.

Comprehensive financing results incurred up to June 1999 during construction or installation periods were capitalized as part of the cost of the assets that were acquired during the pre-operating stage. Since that date, comprehensive financing results have been recognized as part of the results of the year in which they are incurred.

Depreciation of property, systems and equipment is calculated using the straight-line method, based on useful lives estimated by management. Useful lives are described in note 9.

Leasehold improvements are amortized over the shorter of the useful life of the improvement or the lease term.

Maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments are expensed as incurred and charged principally to selling and administrative expenses.

(g)	Telephone concession rights

Telephone concession rights as described in note 1, are restated by NCPI factors and amortized under the straight-line method over a period of 20 years (the initial term of the concession rights).

(h)	Pre-operating expenses

Pre-operating expenses include administrative services, technological advice and comprehensive financing results incurred through June 1999 and also the expenses incurred during 2000, 2004 and 2005 in opening offices in other cities throughout the country. The Company started providing business services beginning in 2001. These expenses were capitalized, and restated by NCPI factors and are amortized under the straight-line method over a period of 10 years (see note 10).

(i)	Other assets

Other assets mainly include costs related to Telmex / Telnor infrastructure costs and notes issuance costs. These assets are restated by NCPI factors and amortized on a straight line method. Also includes guarantee deposits and, beginning 2005, the intangible asset related to the labor obligations (see note 11).

(j)	Seniority premiums and post employment benefits

Seniority premium benefits, and, beginning 2005 (see note 3), severance compensation for reasons other than restructuring, to which employees are entitled in accordance with the Federal Labor Law are charged to expense based on actuarial computations of the present value of this obligation. Amortization of prior service costs is based on the estimated average service lives of existing personnel. As of December 31, 2005, the average service life of employees entitled to plan benefits approximates 6 years.

(k)	Derivative financial instruments

The Company accounts for derivatives and hedging activities in accordance with Bulletin C-10 for Mexican GAAP and FASB Statement No. 133, for US GAAP, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which require that all derivative instruments be recorded on the balance sheet date at their respective fair values, including those derivatives embedded in financial or non financial contractual agreements.

The Company uses financial derivative instruments in order to manage financial exposures, specially foreign exchange related, included on either recognized assets or liabilities, or exposures derived from firm commitments or highly expected forecast transactions which have not yet been recognized as assets or liabilities within the Company’s balance sheet. On the date derivatives contracts are entered into, the Company formally designates them into a hedging relationship, as foreign currency hedge to either mitigate the fair value risk or the variability of foreign-currency related exposures, under the corresponding fair value or through the cash flow hedge accounting model. For all hedging relationships the Company formally documents them, including its risk-management objective and strategy for undertaking the hedge, the hedged item, the nature of the hedge risk(s) within such hedged item, the hedge instrument and how the hedging instrument’s effectiveness will be robust enough in offsetting the hedged risk on both a prospective and retrospective basis, including a description on how hedge ineffectiveness will be measured and recognized within earnings. Changes in the fair value of a derivative that is highly effective in mitigating the foreign exchange variability is recorded net of deferred taxation in the other comprehensive income section of equity. Hedge ineffectiveness is recognized in the statement of operations.

The Company uses Currency Swap (CS) contracts to reduce the risk resulting from foreign exchange rate fluctuations of the Mexican Peso (MXP) versus the United States Dollar (U.S. Dollar). The CS involves the exchange of cash flows originated by the exchange of currencies fluctuations. Net amounts paid or received are reflected as adjustments to interest expense within earnings.

The Company will discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is designated as a hedging instrument, because management determines that the designation of the derivative as a hedging instrument is no longer appropriate.

In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. (see note 6).

(l)	Income tax (IT) tax on assets (TA) and employee’s statutory profit sharing (ESPS)

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

(m)	Inflation adjustment of common stock, other contributions and deficit

This adjustment is determined by multiplying stockholder contributions and deficit by NCPI factors, which measure accumulated inflation from the dates contributions were made and losses arising through the most recent year end. The resulting amounts represent the constant value of stockholders’ equity.

(n)	Comprehensive income (loss)

The comprehensive income (loss) represents the net income or loss for the year plus the effect of those items reflected directly in stockholders’ equity, other than capital contributions, reductions and distributions.

(o)	Cumulative deferred income tax effect

The Company adopted Bulletin D-4, “Accounting for income tax, tax on assets and employee statutory profit sharing” effective January 1, 2000, which required the adoption of the asset and liability method for determining deferred income taxes. The cumulative effect represents the cumulative previously unrecognized deferred taxes as of the date of adoption.

(p)	Comprehensive financing result (CFR)

The CFR includes interest income and expense, foreign exchange gain and loss, the monetary position gain and valuation effects of financial instruments, less the amounts capitalized, as part of fixed assets and preoperating expenses.

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

(q)	Revenue recognition

The Company’s revenues are recognized when earned, as follows:

•
Local calling services. The Company generates revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays” or “CPP calls”) and a monthly fee for value-added services and internet services when requested by the customer. The costs related to the termination of our customers’ cellular in other carriers’ networks are charged to cost in the same month that the revenue is earned.

•
Long distance services. The Company generates revenues by providing long distance services for our customers’ completed calls. The costs related to the termination of our customers’ long distance calls in other carriers’ networks are charged to cost in the same month that the revenue is earned.

•
Other services. The Company generates revenues from other services, which include equipment installation and activation fees for new customers as well as data, interconnection and dedicated private line service charged on a monthly basis.

Other costs and expenses related to sales and marketing, costs of leasing land related to our operations and maintenance of the network, billing, payment processing, operator services and our leasing of private circuit links are recorded as incurred.

(r)	Business and risk concentration

The Company rendered services to one client that represents approximately 17% of total net rental, installation, service and other revenues during 2005, 2004 and 2003. This client’s accounts receivable balances as of December 31, 2005 and 2004 represent approximately 1% of total accounts receivable in both years. The Company provides an allowance for doubtful accounts based on management’s analyses and estimations. The allowance expense is included as selling and administrative expenses in the consolidated statement of operations.

(s)	Contingencies

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

(t)	Impairment of property, systems and equipment and other non-current assets

The Company evaluates, at least once a year, the adjusted values of its property, systems and equipment and other non-current assets subject to amortization to determine whether there is an indication of potential impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed off are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(u)	Use of estimates

The preparation of consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, valuation allowances for receivables, inventories and deferred income tax assets; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from these estimates and assumptions.

(v)	Segment information

The Company believes that it operates in one business segment. Management does view the business as consisting of two revenues streams (Mass market and Business Market); however it is not possible to attribute direct or indirect costs to the individual streams other than selling expenses.

(3)	Accounting changes

Labor obligations

The new Bulletin D-3, issued in January 2004, substitutes and supersedes former Bulletin D-3, published in January 1993 and revised in 1998. The provisions of this Bulletin are effective immediately, except for those relating to payments upon termination of labor relationships, which are effective January 1, 2005.

This Bulletin adds the issue of post-retirement benefit payments, to supersede Circular 50, “Interest Rates to be Used for Valuing Labor Obligations and Supplementary Application of Accounting Principles, Relating to Labor Obligations.” Also, this Bulletin eliminates the issue of unforeseen payments, and replaces it with the one relating to “Payments Upon Termination of the Labor Relationship,” defining them as those payable to workers upon termination of the labor relationship before retirement age. These payments are of two types: (i) for restructuring reasons, for which the provisions of Bulletin C-9, “Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments,” should be applied, and (ii) for reasons other than restructuring, which valuation and disclosure requirements are the same as those for pension and seniority premium payments, permitting that, upon adoption of the Bulletin, the transition asset or liability be immediately recognized in the results of operations, or else, that it be amortized over the average remaining service life of employees.

As of December 31, 2005, the allowance for severance payments included in the accompanying consolidated financial statements amounts Ps. 19,000 (see note 16).

(4)	Foreign currency exposure

Monetary assets and liabilities denominated in dollars as of December 31, 2005 and 2004 are as follows:

	(Thousands of dollars)
	2005	2004

Current assets	101,370	62,351
Current liabilities	(42,328)	(73,384)
Long-term liabilities	(253,514)	(180,121)
Foreign currency liability position, net	(194,472)	(191,154)

The U.S. dollar exchange rates as of December 31, 2005 and 2004 were Ps. 10.77 and Ps. 11.26, respectively. As of March 3, 2006, the exchange rate was Ps. 10.46 (unaudited).

As of December 31, 2005, the Company had foreign exchange derivative instruments (see note 6).

As of December 31, 2005 and 2004, the Company had the following non-monetary assets of foreign origin, the replacement cost of which may only be determined in dollars:

	(Thousands of dollars)
	2005	2004
Inventories	3,042	2,798
Systems and equipment, gross	791,726	732,181
	794,768	734,979

Following is a summary for the years ended December 31, 2005, 2004 and 2003, of transactions carried out with foreign entities, excluding imports and exports of systems and equipment:

	(Thousands of dollars)
	2005	2004	2003
Interest expense	30,869	21,429	14,926
Commissions	223	471	11,174
Administrative and technical advisory services	1,311	1,004	243
	32,403	22,904	26,343

(5)	Accounts receivable

Accounts receivable consist of the following:

		2005	2004
Trade	Ps.	832,302	627,863
Less allowance for doubtful accounts		179,043	103,526

Accounts receivable, net	Ps.	653,259	524,337

The activity in the allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003 was as follows:

		2005	2004	2003

Balances at beginning of year	Ps.	100,219	66,719	232,316
Bad debt expense		78,873	33,500	57,658
Write-offs		(49)	-	(223,255)
Balances at end of year not adjusted for inflation		179,043	100,219	66,719
Effects of inflation		-	3,307	5,971
Balances at year end at constant pesos	Ps.	179,043	103,526	72,690

(6)	Derivative instruments and hedging activities

The Company has Cross Currency Swaps (CCS) transactions, denominated “Coupon Swap” agreement to hedge its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $250 million senior notes. The Company does not enter into derivative instruments for any purpose other than hedging activities. That is, the Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in currency exchange rates fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit counterparty risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties.

On June 6, 2005, the Company entered into a new derivative CCS. The purpose of this agreement was to hedge the remaining portion of its U.S. dollar foreign exchange exposure. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps.1,480,356 (nominal value) at annual rate of 12.26%.

On March 29, 2004, the Company entered into a derivative CCS to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes, which matures in 2013. Under the CCS transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps.1,270,019 (nominal value) at annual rate of 12.30%.

Both of the CCS will expire in December 2008. During the life of the contracts, the cash flows originated by the exchange of interest rates under the CCS those contractual terms in interest payment dates and those conditions of the underlying debt, except that the underlying debt is due in 2013. The Company has been accounting these partial term hedge fixed for fixed CCS under the cash flow hedge accounting model.

As of December 31, 2005, the CCS information is as follows:

(Amounts in charts are expressed in millions)

	Currencies		Interest Rates
Maturity date	Notional amount	Notional amount (nominal value)	Axtel receives	Axtel pays	Estimated fair value

December 15, 2008	U.S.$ 113.75	Ps. 1,270	11.00%	12.30%	U.S.$(4.1)
December 15, 2008	U.S.$ 136.25	Ps. 1,480	11.00%	12.26%	U.S.$(3.6)

For the year ended December 31, 2005, the change in the fair value of these CCS is an unrealized loss amount of U.S. $(7.7) million recognized within the other comprehensive income section of equity, net of deferred taxes. Since the critical terms of the hedged item and those of the hedging derivatives do match on a partial term and notional basis, no hedge ineffectiveness was recognized during 2005 and 2004, under the cash flow hedge accounting model.

The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company’s exposure to fluctuations in interest rates and foreign exchange rates.

The Company has conducted an initiative to identify, analyze and segregate if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics within financial or non financial agreements. These instruments are commonly known as embedded derivatives and do follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company identified and considered that the amount of embedded derivatives for the years ended December 31, 2005, 2004 and 2003 was immaterial and no amount was registered in the accounting records.

(7)	Related parties transactions

The main transactions with related parties, during the years ended December 31, 2005, 2004 and 2003 are as follows:

		2005	2004	2003

Lease expense	Ps.	43,389	38,969	37,175
Installations services expense		5,778	5,575	5,507
Marketing and advertising expense		8,977	377	2,651
Technical advisory and services		-	-	70,050
Other		269	482	548

The balances receivable from and payable to related parties as of December 31, 2005 and 2004 are as follows:

		2005	2004

Accounts receivable:
Operadora de Parques y Servicios, S.A. de C.V.	Ps.	6,138	-

Accounts Payable:
GEN Industrial, S.A. de C.V.	Ps.	23	62
Instalaciones y Desconexiones Especializadas, S.A. de C.V.		-	332
	Ps.	23	394

In March and May 2000, the Company entered into a lease agreement with Gemini, S.A. de C.V. for the lease of land and property on which the corporate offices and a switch are located.

In April 2002, the Company signed a service agreement with Instalaciones y Desconexiones Especializadas, S.A. de C.V. for the provision of installation services with regard to customer premise equipment.

In 2005, the Company entered into a service agreement for marketing and advertising of Axtel inside a theme park.

For 2003 and in connection with the restructuring agreement entered into with Nortel Networks and Toronto Dominion, Blackstone Group advised the Company. The amount paid in connection with these services amounted to U.S. $5.6 million.

(8)	Inventories

Inventories consist of the following:

		2005	2004
Telephones and caller identification devices	Ps.	17,440	17,875
Installation material		7,258	7,874
Tools		7,427	3,034
Network spare parts		17,189	16,893
Other		12,052	14,496
Total inventories	Ps.	61,366	60,172

(9)	Property, systems and equipment

Property, systems and equipment are as follows:

		2005	2004	Useful lives
Land	Ps.	39,681	39,275
Building		128,855	128,050	25 years
Computer and electronic equipment		1,126,757	1,084,310	3 years
Transportation equipment		30,365	19,544	4 years
Furniture and fixtures		109,499	103,055	10 years
Network equipment		8,504,913	6,881,144	6 to 28 years
Leasehold improvements		171,987	156,057	5 to 14 years
Construction in progress		1,133,612	1,224,250
Advances to suppliers		128,397	101,653
		11,374,066	9,737,338
Less accumulated depreciation		4,339,034	3,321,713
Property, systems and equipment, net	Ps.	7,035,032	6,415,625

As of December 31, 2005, 2004 and 2003 the Company has capitalized CFR as a component of the acquisition cost of property, systems and equipment amounting to Ps. 2,366.

As of December 31, 2005 and 2004, the net amount of property, systems and equipment under capital lease amounts to Ps. 67,508 and Ps. 78,270, respectively.

(10)	Pre-operating expenses, net

The capitalized pre-operating expenses incurred up to June 1999 and expenses incurred during 2000, 2004 and 2005 in opening new operations are as follows:

		2005	2004

Salaries	Ps.	208,491	203,200
Legal and financial advisory		109,515	109,515
Operating expenses		82,919	77,976
Depreciation		9,517	9,517
Comprehensive financing result		(24,017)	(24,017)
Service and other revenues		(13,576)	(13,576)
Other		37,850	37,850
		410,699	400,465
Less accumulated amortization		232,544	191,156
Pre-operating expenses, net	Ps.	178,155	209,309

(11)	Other assets

Other assets consist of the following:

		2005	2004

Notes issuance costs	Ps.	92,038	73,009
Telmex / Telnor infrastructure costs		63,242	57,751
Guarantee deposits		20,638	19,495
Other		28,396	12,920

		204,314	163,175
Less accumulated amortization		33,229	17,502

Other assets, net	Ps.	171,085	145,673

Notes issuance costs

Notes issuance costs mainly consists of legal and audit fees, documentation, advising, printing, rating agencies, registration fees and out of pocket expenses incurred in relation to the issuance of notes payable and are amortized on a straight line basis over the life of the related debt.

Telmex / Telnor infrastructure costs

As part of the opening of the telecommunications market in Mexico, new telecommunications companies must have interconnection with Telefonos de Mexico (Telmex) and Telefonos del Noroeste (Telnor). These two companies made agreements with the new entrants by which they must compensate Telmex and Telnor for their investment in infrastructure that Telmex / Telnor made in order to provide interconnection for the new telephone companies in Mexico.

During 2005, the Company recognized the remaining portion of the amount related to the infrastructure costs. These costs will be amortized on a straight line method over a period of fifteen years, the estimated useful life of this infrastructure.

(12)	Short-term debt

Short-term debt as of December 31, 2004 and its main characteristics is as follows:

		2004

Revolving line of credit with Banco Mercantil del Norte, S.A. (Banorte) used for letters of credit, denominated in U.S. dollars up to 360 days	Ps.	87,609

Revolving lines of credit with different institutions used for letters of credit denominated in U.S. dollars up to 360 days		24,396

Total short-term notes payable	Ps.	112,005

(13)	Long-term debt

Long-term debt as of December 31, 2005 and 2004 consist of the following:

		2005	2004
U.S. $250,000,000 in aggregate principal amount of 11% Senior Notes due 2013. Interest is payable semi-annually in arrears on June 15, and December 15 of each year.	Ps.	2,694,425	2,036,392
Premium on Senior Notes issuance		52,564	-

Promissory Notes with Hewlett Packard Operations Mexico, S. de R.L. de C.V. denominated in U.S. dollars, payable in 12 quarterly installments maturing in December 2007. The interest rate is 7.0%.		28,771	55,309

Other long-term financing with several credit institutions with interest rates fluctuating between 6% and 9% for those denominated in dollars and TIIE (Mexican average interbank rate) plus six percentage points for those denominated in pesos, maturing in 2009.		46,977	51,983

Total long-term debt		2,822,737	2,143,684

Less current maturities		40,979	50,607

Long-term debt, excluding current maturities	Ps.	2,781,758	2,093,077

Annual installments of long-term debt are as follows:

Year		Amount

2007	Ps.	27,253
2008		6,739
2009		777
2010 and thereafter		2,746,989

	Ps.	2,781,758

During January 2005, the Company issued U.S. $75 million under the current indenture. This issuance matures on December 2013. The bonds were issued at a price of 106.75% over face value, thus resulting in a premium of US $5.1 million, which will be amortized as a reduction of interest expense over the term of the notes from 11.0% to 9.84%.

Each of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured.

Some of the debt agreements that remain outstanding establish certain covenants, the most significant of which refer to limitations on dividend payments and comprehensive insurance on pledged assets. For the year ended December 31, 2005, the Company was in compliance with all of its covenants.

(14)	Other accounts payable

As of December 31, 2005 and 2004 other accounts payable consist of the following:

		2005	2004

Guarantee deposits (note 22a)	Ps.	140,110	151,274
Interest payable (note 22a)		41,296	32,981
Other		37,755	23,024

	Ps.	219,161	207,279

(15)	Seniority premiums

The cost of the obligations and other elements of seniority premiums mentioned in note 2(j) have been determined based on independent actuarial calculations as of December 31, 2005 and 2004.

The components of the net periodic cost for the years ended December 31, 2005, 2004 and 2003 are as follows:

		2005	2004	2003
Net periodic cost
Labor cost	Ps.	697	631	628
Financial cost		98	80	67
Amortization of transition obligation		1	1	1
Variances in assumptions and experience adjustments		13	9	18
Inflationary effect		33	30	28

Net periodic cost	Ps.	842	751	742

The actuarial present value of plan benefit obligations is as follows:

		2005	2004

Present benefit obligation	Ps.	2,958	2,474
Present value of benefits attributable to future salary increases		223	189
Projected benefit obligation (PBO)		3,181	2,663
Items pending amortization:
Variances in assumptions and experience adjustments		(462)	(385)
Transition liability		(6)	(7)
Minimum additional liability		266	202
Net projected liability recognized on the consolidated balance sheets	Ps.	2,979	2,473

The most significant assumptions used in the determination of the net periodic cost of plan are the following:

	2005	2004
Discount rate	4.00%	4.00%
Rate of increase in future salary levels	1.00%	1.00%
Estimated inflation for the period	4.00%	4.00%
Amortization period of the transition liability	17 years	17 years

During 2004 the amortization period of the transition liability was increase for additional six years as the variable of probability for payments of pension (when personnel reach 65 years old) was incorporated in the new actuarial calculations. The effect of this change was not material.

(16)	Severance payments

The cost of the obligations and other elements of severance payments mentioned in note 2(j) have been determined based on independent actuarial calculations as of December 31, 2005.

The components of the net periodic cost for the year ended December 31, 2005 are as follows:

		2005
Net periodic cost
Labor cost	Ps.	4,222
Financial cost		709
Amortization of transition obligation		1,527
Inflationary effect		326

Net periodic cost	Ps.	6,784

The actuarial present value of plan benefit obligations is as follows:

		2005

Present benefit obligation	Ps.	18,813
Present value of benefits attributable to future salary increases		1,087
Projected benefit obligation (PBO)		19,900
Items pending amortization:
Variances in assumptions and experience adjustments		376
Transition liability		(17,276)
Minimum additional liability		16,000
Net projected liability recognized on the consolidated balance sheets	Ps.	19,000

The most significant assumptions used in the determination of the net periodic cost of plan are the following:

2005
Discount rate	4.00%
Rate of increase in future salary levels	1.00%
Estimated inflation for the period	4.00%
Amortization period of the transition liability	17 years

(17)	Income tax (IT), tax on assets (TA), employee statutory profit sharing (ESPS) and tax loss carryforwards

The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

In accordance with the current tax legislation, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from Mexican GAAP.

The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and net of certain liabilities in accordance with law. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

Effective January 1, 2002 a new Income Tax Law had been enacted, which provided for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would have been 32% in 2005. In December 2004 the Mexican Congress approved changes to the Income Tax Law where the tax rate for 2005 was further reduced to 30%. Also, for years 2006 and 2007 the tax rates will decrease to 29% and 28%, respectively. Consequently, the deferred income taxes were calculated assuming a 30% tax rate for current assets and current liabilities; 29% and 28%, for assets and liabilities whose tax effects will be reversed after 2005. The effect of the reduction in the deferred income tax assets calculation for 2005 and 2004 was Ps. 10,118 and Ps. (52,604), respectively.

The tax expense attributable to the income before IT differed from the amount computed by applying the tax rate of 30% in 2005, 33% in 2004 and 34% in 2003 to pretax income, as a result of the items mentioned below:

		2005	2004	2003

Computed “expected” income tax expense	Ps.	(131,977)	(25,002)	(515,220)
Increase (decrease) resulting from:
Effects of inflation, net		(1,729)	(16,692)	4,126
Change in valuation allowance		(3,099)	(7,524)	(9,395)
Adjustments to deferred tax assets and liabilities for enacted changes in tax rates		10,118	(52,604)	(21,049)
Amendment to 2003 income tax return		-	(31,077)	-
Non-deductible expenses		(21,742)	(14,204)	(1,744)
Other		(7,067)	(8,338)	5,666

Income tax expense	Ps.	(155,496)	(155,441)	(537,616)

In June 2004 the Company filed before the Mexican tax authority its Statutory Tax Report and also filed an amended Income Tax Return for the year ended December 31, 2003. In that filing, the net tax operating loss carryforwards were decreased by approximately Ps. 92,970 as a result of certain expenses originally reported as deductible expenses and in the amended return reported as non-deductible expenses. As a consequence, the tax assets associated with these carryforwards were reduced resulting in an increase in the deferred tax expense for 2004 of approximately Ps. 31,077. This decrease and the enacted changes in tax rates are the main factors as to why the effective rate for the year ended December 31, 2004 is approximately 200% as compare to the 35% effective rate for the same period in 2003 and 2005. Other factors contributing to the large effective tax rate mainly include non-deductible expenses and certain inflationary effects.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2005 and 2004 are presented below:

		2005	2004
Deferred tax assets:

Net operating loss carryforwards	Ps.	310,187	532,004
Accounts receivable		50,142	28,987
Accrued liabilities		11,154	4,172
Tax on assets		20,187	17,874
Premium on bond issuance		15,267	-
Fair value of derivative instruments		22,606	-
Accrued vacations		2,262	2,089

Total gross deferred tax assets		431,805	585,126

Less valuation allowance		22,665	19,566

Net deferred tax assets		409,140	565,560

Deferred tax liabilities:
Property, systems and equipment		146,233	183,900
Telephone concession rights		184,410	170,618
Pre-operating expenses		50,875	59,631
Other assets		10,429	5,180
Inventories		-	18,052

Total deferred tax liabilities		391,947	437,381

Deferred tax assets, net	Ps.	17,193	128,179

Income tax expense for the years ended December 31, 2005 and 2004 is summarized as follows:

		2005	2004	2003

Deferred taxes	Ps.	155,459	146,362	528,512
Current taxes		37	9,079	9,104

	Ps.	155,496	155,441	537,616

The rollforward for the net deferred income tax asset for the years ended December 31, 2005 and 2004 is presented below:

		2005	2004

Balances at beginning of year	Ps.	128,179	274,541
Deferred IT expense		(155,459)	(146,362)
Deferred IT of derivative financial instruments		22,606	-
Additional paid-in capital		21,867	-

Balances at end of year	Ps.	17,193	128,179

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately Ps.1,108,497 prior to the expiration of the net operating loss carryforwards in various dates as disclosed below. Taxable income for the years ended December 31, 2005, 2004 and 2003 were Ps.766,814, Ps.115,026 and Ps.1,333,593, respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. As of December 31, 2005 and 2004, a deferred tax asset valuation allowance was established for tax loss carryforwards from the subsidiaries and TA from the Company.

According to the IT law, the tax loss of a year, restated by inflation, may be carried to the succeeding ten years. The tax losses have no effect on ESPS. As of December 31, 2005, the tax loss carryforwards expire as follows:

Year		Inflation-adjusted tax loss carryforwards	Recoverable TA

2009	Ps.	371	-
2010		416,064	-
2011		230,770	-
2012		455,484	-
2013		538	9,104
2014		1,318	8,998
2015		3,952	2,085

	Ps.	1,108,497	20,187

Effective January 1, 2002, Axtel transferred all of its personnel to a subsidiary Company, which eliminated any deferred ESPS liability.

(18)	Stockholders’ equity

The principal characteristics of stockholders’ equity are described below:

(a)	Common stock structure

At December 31, 2005, the Company has 2,840,936,866 shares issued and outstanding. Company’s shares are divided in two Series: Series A and B; both Series have two type of classes, Class “I” and Class “II”, with no par value. From the total shares, 32,212,209 shares are Series A and 2,808,724,657 shares are Series B. At December 31, 2005 the Company has only issued Class “I” shares. Also, at December 31, 2005 all shares issued are part of the fixed portion.

The following represents a rollforward of Company’s shares for the years ended December 31, 2005, 2004 and 2003:

	Issued and subscribed shares		Common stock	Additional paid-in capital

Balances as of December 31, 2002	122,610,235	Ps.	4,439,060	161,397

Treasury shares subscribed	4,075,348		-	-

Shares issued and subscribed	2,407,021,283		2,902,173	(16,141)

Balances as of December 31, 2003	2,533,706,866		7,341,233	145,256

Shares issued and subscribed	-		-	-

Balances as of December 31, 2004	2,533,706,866		7,341,233	145,256

Shares issued and subscribed	307,230,000		696,367	370,593

Balances as of December 31, 2005	2,840,936,866	Ps.	8,037,600	515,849

The following represents the most important transactions approved by the shareholders of the Company during the years ended December 31, 2005, 2004 and 2003.

At the General Stockholders’ Meeting, held on February 28, 2003 the stockholders approved the following:

1.
Cancellation of the stockholders’ outstanding contribution of U.S. $10 million dollars according to the resolutions of the General Stockholders’ Meeting held on March 30, 2001, releasing the Company’s stockholders from their obligation to make this contribution to capital. Consequently, a U.S. $10 million-dollar decrease was approved of the variable portion of common stock of the Company.

2.
Additional contribution to the variable portion of common stock for an amount equivalent in Mexican pesos of U.S. $60 million dollars payable in cash. Consequently, it was approved to issue 2,156,184,303 shares, which was distributed as follows: 1,041,437,018 Series “A” shares Variable; 549,355,873 Series “B” shares Variable; 451,232,470 Series “C” shares Variable and 114,158,942 Series “N” shares, all of them with no par value. In addition the Shareholder’s Meeting also resolved that all Series “B” shares were to be exchanged for either Series “A” shares, in the case of investors of Mexican nationality, or Series “C” shares, in the case of investors of non-Mexican nationality.

3.
Additional contribution to the variable portion of common stock of the Company for up to the amount equivalent in Mexican pesos of U.S. $200 million dollars through the capitalization of liabilities payable to Nortel. Consequently, it was approved to issue 250,836,980 registered shares, with no par value and no right to vote. All the shares were Series “N” shares of the Company’s common stock in favor of Nortel, that when issued, represented 9.9% of the total number of shares issued and paid of the Company’s common stock.

In addition, on March 20, 2003 the Company entered into a subscription agreement with Nortel Networks Limited (Nortel), where Nortel agreed to subscribe for 250,836,980 nominative, non par value and non-voting Series “N” Shares for a total subscription price of Ps. 2,162,622 (U.S. $178.5 million dollars). Such subscription price was satisfied by means of the debt capitalization as contemplated in the Restructuring Agreement. Upon subscription of the shares, such shares represent 9.9% of the total issued and outstanding shares of the common stock of the Corporation.

Also, during 2003 the Company entered in a subscription agreements with LAIF X Sprl, Tapazeca Sprl and New Hampshire Insurance Company whereby these entities agreed to subscribe and pay for 115,068,613 Series “B” shares, and 426,843,722 Series “C” shares all of which are nominative, non par value and voting shares, and 36,181,412 Series “N” shares which are nominative, non par value and non-voting for a total subscription price of US$16 million.

At the Extraordinary Shareholders Meeting held on September 8, 2004 the shareholders approved a proposal to increase the variable portion of the capital stock of the Company in the amount in Mexican pesos equal to Ps. 3,167 through the issuance of 124,957,212 non-voting Series “N” shares which will represent 4.7% of the total issued capital stock of the Company. These series “N” stocks have not been issued.

By resolutions adopted by the Extraordinary Shareholders Meeting held on August 26, 2005, the shareholders of the Company approved a proposal to cancel the increase of the variable portion of the common stock of the Company that was previously approved in a Extraordinary Shareholders Meeting held on September 8, 2004 in the amount equal to Ps. 3,167 through the issuance of 124,957,212 non-voting Series “N” shares. These Series “N” shares were never subscribed and paid.

By resolutions adopted by the Extraordinary Shareholders´ Meetings held on August 26, 2005, the shareholders of the Company (i) approved a proposal to reduce the variable portion of the capital stock of the Company by Ps. 5,217 (see note 22c) (ii) approved a proposal to increase the variable portion of the capital stock of the Company for an amount equal to Ps. 5,217 (see note 22c) (iii) approved a proposal to carry out a shares exchange and merger through which the Company (Merging company) absorbed Telinor Telefonía S. de R.L. de C.V (Merged company), the former parent company of Axtel. These resolutions had no significant effects on the financial position or on the result of operations of the Company.

By resolutions adopted by the Ordinary and Extraordinary Shareholders´ Meetings held on November 11, 2005 (10 a.m.), the shareholders of the Company: (i) ratified all shareholders resolutions adopted prior to the date of this meeting; (ii) approved the financial statements of the Company for the fiscal year that ended on December 31, 2004, and (iii) reported about the current structure of the capital stock. At this meeting it was resolved and confirmed that the total subscribed and paid capital stock of the Company was Ps. 5,742,897,450, represented by 1,253,233,984 common, non par value, Series “A” shares; 888,152,627 common, non par value, Series “C” shares; and 392,320,255 non voting, non par value, Series “N” shares.

By resolutions adopted by the Ordinary and Extraordinary Shareholders´ Meetings held on November 11, 2005 (12 p.m.), the shareholders of the Company: (i) approved the conversion of 2,533,606,866 shares of the variable portion of the capital stock into the same number of shares of the minimum fixed capital stock; (ii) approved an increase of the minimum fixed capital stock of the Company in the amount of Ps. 5,742,897,450 pesos; (iii) approved that the shares representative of the minimum fixed capital stock of the Company will be identified as Class “I” and the shares representative of the variable portion will be identified as Class “II”, and the reclassification of all the shares of the capital stock of the Company so that the capital stock will be represented by two series of nominative, common and non par value shares identified as Series “A” and Series “B” shares; (iv) approved that the subscribed and paid capital stock of the Company is represented by 32,212,209 nominative, common, non par value, Class “I”, Series “A” shares, and by 2,501,494,657 nominative, common, non par value, Class “I”, Series “B” shares; (v) approved an increase of the minimum fixed capital stock of the Company in the amount of up to Ps. 778,644,305 through the issuance of up to 343,529,802 nominative, common, non par value, Class “I”, Series “B” shares, to be offered, subscribed and paid as part of a public and private offering (the offering) to be carry out by the Company no later than December 31, 2005.

In connection with the capital increase described in item (v) of the precedent paragraph, it was also resolved in such meeting to delegate in the Board of Directors and certain officers of the Company the authority (i) to determine, once the initial public offering is completed, the number of shares subscribed in the offering, (ii) to determine the exact amount of the capital increase approved in such meeting based on the results of the offering, (iii) to cancel the unsubscribed and unpaid shares as a result of the offering, and (iv) to modify the text of Clause Sixth of the bylaws to reflect the subscribed and paid capital stock as a result of the offering.

Immediately after giving effect to the resolutions of the meeting referred to in the preceding two paragraphs, the Company’s capital stock was Ps. 6,521,541,755 pesos, represented by 32,212,209 common, non par value, Class “I”, Series “A” subscribed and paid shares; 2,501,494,657 common, non par value, Class “I”, Series “B” subscribed and paid shares; and 343,529,802 common, non par value, Class “I”, Series “B” unsubscribed and unpaid shares to be offered in the offering.

(b)	Stockholders’ equity restrictions

Stockholders’ contributions, restated for inflation as provided in the tax law, totaling of Ps. 6,466,825 may be refunded to stockholders tax-free.

No dividends may be paid while the Company has a deficit. Some of the debt agreements mentioned in note 13 establish limitations on dividend payment.

(c)	Comprehensive income (loss)

The comprehensive income (loss) reported on the statements of stockholders’ equity represents the results of the total performance of the Company during the year, and includes the items mentioned below which, in accordance with Mexican GAAP, are reported directly in stockholders’ equity, except for net income.

		2005	2004	2003

Net income (loss)	Ps.	284,426	(79,678)	977,737
Fair value of derivative instruments		(80,428)	(309)	-
Deferred IT of derivative financial instruments		22,606	-	-

Comprehensive income (loss)	Ps.	226,604	(79,987)	977,737

(19)	Telephone services and related revenues

Revenues consist of the following:

		2005	2004	2003

Local calling services	Ps.	3,567,064	2,839,678	2,424,859
Long distance services		451,902	394,455	322,559
Other services		947,830	754,600	433,403

	Ps.	4,966,796	3,988,733	3,180,821

(20)	Restructuring

In order to improve productivity and comply with its strategic plans, the Company restructured some of its operating areas during the year ended December 31, 2003. The cost of restructuring, comprised primarily of compensation and benefits to personnel, was Ps. 11,349 and is presented as a separate line item in the statements of operations for the year ended December 31, 2003.

(21)	Other income, net

Other income (expenses) consist of the following:

		2005	2004	2003

Gain on extinguishment of debt	Ps.	-	-	2,024,800

Nortel prepayment		-	-	33,363

Nortel withholding cancellation		-	-	32,442

Banorte prepayment		-	-	(86,189)

BCI termination agreement		-	-	(130,974)

Other		7,164	21,697	(5,538)

Other income, net	Ps.	7,164	21,697	1,867,904

(22)	Commitments and contingencies

As of December 31, 2005, there are the following commitments and contingencies:

(a)
On January 24, 2001 a contract was signed with Global Towers Communications Mexico, S. de R.L. de C.V. (Formerly Spectrasite Communications Mexico, S. de R.L. de C.V.) expiring on January 24, 2004, to provide the Company with services to locate, construct, set up and sell sites within the Mexican territory. As part of the operation, the Company agreed to build 650 sites, subject to approval and acceptance by Global Towers Communications Mexico, S. de R.L. de C.V. (Global Towers) and, in turn, sell or lease them under an operating lease plan.

On January 24, 2001, the Company received 13 million dollars from Global Towers to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime Rate in favor of Global Towers on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. The Company has recognized a liability to cover such interest for Ps. 41,296, included within other accounts payable in the balance sheet as of December 31, 2005.

During 2002, Global Towers filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Global Towers for unilateral rescission of the contract. As of December 31, 2005, the trial is at a stage where evidence is being shown.

(b)
On October 2002, Metronet, S.A. de C.V. (“Metronet”) filed an action against the Company in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that the Company wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately U.S. $3.8 million, plus other expenses and attorneys' fees. The trial court ruled against the Company in first instance. The Company appealed such judgment before the Appeal Court and on October 22, 2004 ruled in favor of the Company, discharging Axtel of any liability, damages or payment in favor of Metronet. On November 12, 2004 Metronet requested constitutional review. On May 27, 2005, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. The State Superior Court of Appeals on July 7, 2005 ruled again in favor of the Company, releasing Axtel of any liability and responsibility. On August 5 2005, Metronet requested constitutional review challenging such State Superior Court’s decision. Currently the Mexican Federal Court is reviewing and the resolution is pending.

(c)
On December 23, 2003, LAIF X filed a demand for arbitration against the Company, Telinor, Blackstone Capital Partners Merchant Banking Fund, L.P., Blackstone Offshore Capital Partners III, L.P. and Blackstone Family Investment Partnership III, L.P. (collectively the “Blackstone Entities") disputing the validity of the transfer of Series "A" shares held by Telinor to the Blackstone Entities, and the conversion of the series "A" shares into series "C" shares in connection with such transfer. LAIF X claims that such transfer and conversion were not authorized by the Company's bylaws or shareholder resolution, and then the Blackstone Entities' ownership of the Company's shares is therefore invalid. LAIF X also challenges the composition of the Company's Board of Directors. In addition to the declaratory relief, LAIF X's demand for Arbitration seeks unspecified damages and cost from the Company, Telinor and the Blackstone Entities.

On August 26, 2005, the Company, Telinor, Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. (collectively “Blackstone”), LAIF X sprl and LAIF IV Ltd. entered into a settlement agreement (the “Settlement Agreement”) pursuant to which all issues in an arbitration and other previously disclosed judicial proceedings in the United States and Mexico relating to the issuance and ownership of certain shares were resolved. As a consequence of the Settlement Agreement, shareholders held an Ordinary and Extraordinary Shareholders Meeting dated August 26, 2005 pursuant to which, among other matters, they acknowledged and ratified all current shareholdings in Axtel including the issuance and subscription of the previously issued shares which were the subject of dispute, and also they resolved a decrease in an immaterial amount of Telinor’s and Blackstone’s ownership of our shares and a subsequent increase in the same amount in LAIF X sprl’s ownership share, and on a number of ancillary matters. All of the proceedings between the parties to the Settlement Agreement have been definitely resolved.

(d)
The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

(e)
In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation amounting to Ps. 33,187 and to other service providers amounting to Ps. 162,967.

(f)
The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 1, establish certain obligations to the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main shareholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) filing monthly reports about disruptions, (v) filing the services’ tariff, and (vi) providing a bond.

(g)
The Company leases some equipment and facilities under operating leases. Some of these leases have renewal clauses. Lease expense for 2005, 2004 and 2003 was Ps. 346,499, Ps. 297,050 and Ps. 212,495, respectively.

The annual payments under these leases as of December 31, 2005 are as follows:

		Contracts in:
		Pesos thousands)	Dollars (thousands)

2006	Ps.	257,038	$7,256
2007		254,844	6,226
2008		246,987	4,032
2009		234,908	3,032
2010		216,718	2,870

Thereafter		1,640,486	9,723
	Ps.	2,850,981	$33,139

(h)	As of December 31, 2005, the Company has placed purchase orders which are pending delivery from suppliers for approximately Ps. 649,731.

(i)	As of December 31, 2005, the Company has already placed the required purchase orders to fulfill and satisfy the purchase commitments set forth in the following agreements:

(i)	Purchase and License Agreement (“PLA”) of Fixed Wireless Access (“FWA”) Equipment entered by and between Axtel, Nortel Networks Limited and Nortel Networks de México, S.A. de C.V dated March 20, 2003

(ii)	PLA of Non FWA Equipment entered by and between Axtel, Nortel Networks Limited and Nortel Networks de México, S.A. de C.V dated March 20, 2003

(iii)
Amendment Agreement No. 2 to the PLA of FWA Equipment and the Technical Assistance Support Services (TASS) for FWA Agreement, both dated March 20, 2003, entered by and between Axtel and Airspan Communications Limited, dated April 20, 2004, and

(iv)	Restated and Amended PLA for FWA Equipment entered by and between Axtel and Airspan Communications Limited dated December 28, 2004.

(j)
On July 20, 2004 Axtel, Nortel Networks Limited and Nortel Networks de México, S.A. de C.V., entered into a Purchase and License Agreement for the supply of next generation soft switch equipment and related services (the “NGN PLA”). This NGN PLA contains standard commercial and legal terms. In this NGN PLA, Axtel has a purchase commitment to acquire from Nortel Networks the equipment and the software licenses required to have 100,000 lines in services by the end of the five (5) year term of such agreement. As of December 31, 2005, the Company has acquired the equipment and software licenses required to have 70,451 lines in service.

(23)	Subsequent events (Unaudited)

(a)	On January 30, 2006, February 1, 2006 and March 1, 2006 the Company launched the operation in the cities of Torreón, Veracruz and Chihuahua, respectively.

(b)
On February 22, 2006 the Company redeemed U.S. $87,500,000 aggregate principal amount of its 11% senior notes due 2013, or 35% of the U.S. $250,000,000 original aggregate principal amount of the notes. The redemption was made at a price of 111% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date. The loss on extinguishment amounted to approximately U.S. $9.6 million.

(24)	Recently issued accounting standards

Through May 2004, the Accounting Principles Commission (Comisión de Principios de Contabilidad or CPC) of the Mexican Institute of Public Accountants was in charge of issuing accounting standards in Mexico. Those standards are contained in the Bulletins of Generally Accepted Accounting Principles (Bulletins), which are deemed standards, and in the Circulars, that are regarded as opinions or interpretations.

Beginning June 1, 2004, the aforementioned function was transferred to the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF). CINIF is an entity whose objectives are to develop Financial Reporting Standards (FRS) in Mexico that are useful to both issuers and users of financial informa tion, as well as to achieve as much consistency as possible with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

Through December 2005, CINIF has issued eight series A and one series B Financial Reporting Standards. Therefore, Mexican FRS currently include both the standards issued by CINIF and the Bulletins and Circulars issued by CPC, that have not been revised, substituted or superseded by the new FRS.

The principal changes included in the aforementioned FRS, which are effective for fiscal years beginning after December 31, 2005, are the following:

(a)	Donations received are included in the results of operations, instead of in contributed capital.
(b)	Elimination of special and extraordinary items, classifying income statement items as ordinary and non-ordinary.
(c)	Retroactive recognition of the effects of changes in particular standards.
(d)	Disclosure of the authorized date for issuance of financial statements, as well as the officer or body authorizing issuance.

The Company considers that the adoption of these recently issued accounting standards will not have an impact in the Company’s financial statement.

(25)	Differences between Mexican and United States accounting principles

The consolidated financial statements of the Company are prepared according to accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain significant respects from those, applicable in the United States of America (U.S. GAAP).

The consolidated financial statements under Mexican GAAP include the effects of inflation provided for by Bulletin B-10, whereas the financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States of America.

The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net (loss) income and stockholders’ equity as of December 31, 2005, 2004 and 2003 is presented below, with an explanation of the adjustments.

		Year ended December 31,
		2005	2004	2003

Net income (loss) reported under Mexican GAAP	Ps.	284,426	(79,678)	977,737

U.S. GAAP adjustments
1. Deferred income taxes (see 25a)		210,227	146,362	528,250
2. Amortization of start-up cost (see 25c)		41,388	38,560	38,554
3. Start-up costs of the year (see 25c)		(10,234)	(29,829)	-
4. Allowance for post retirement benefits (see 25d)		5,651	7,966	205
5. Revenue recognition (see 25b)		(32,832)	(6,288)	31,499
6. Deferred financing cost amortization (see 25f)		-	-	14,475
7. Capitalized interest (see 25e)		(817)	(1,399)	(1,076)
8. Gain on extinguishment (see 25g)		-	-	1,395,301
Total U.S. GAAP adjustments		213,383	155,372	2,007,208
Net income under U.S. GAAP	Ps.	497,809	75,694	2,984,945

		Year ended December 31,
		2005	2004

Total stockholders’ equity reported under Mexican GAAP	Ps.	7,077,404	5,783,840

U.S. GAAP adjustments
1. Deferred income taxes (see 25a)		82,048	(128,179)
2. Start up costs (see 25c)c		(178,155)	(209,309)
3. Revenue recognition (see 25b)		(119,055)	(86,223)
4. Allowance for post retirement benefits (see 25d)		(16,000)	(21,651)
5. Capitalized interest (see 25e)		24,753	25,570
Total U.S. GAAP adjustments		(206,409)	(419,792)
Total stockholders’ equity under U.S. GAAP	Ps.	6,870,995	5,364,048

The term “SFAS” as used in this document refers to Statement of Financial Accounting Standards.

(a)	Deferred income taxes (IT) and employee’s statutory profit sharing (“ESPS”)

For Mexican GAAP Deferred IT are accounted for under the asset and liability method. All of the Company’s pretax income and reported income tax expense is derived from domestic operations.

For Mexican GAAP Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for ESPS purposes, which can be reasonably presumed to result in a future liability or benefit, with indication that the liabilities or benefits will materialize.

For U.S. GAAP purposes, the Company accounts for IT and ESPS under SFAS 109 “Accounting for Income Taxes,” which uses the asset and liability method to account for deferred tax assets and liabilities. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of “temporary differences,” by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss carryforwards. The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos. The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

The tax benefit attributable to the income (loss) before IT differed from the amount computed by applying the tax rate of 30% in 2005, 33% in 2004 and 34% in 2003 to pretax income, as a result of the items mentioned below:

		2005	2004	2003

Computed “expected” income tax (expense)	Ps.	(132,923)	(24,979)	(1,018,066)
Increase (decrease) resulting from:
Effects of inflation, net		(1,729)	(16,691)	4,126
Change in valuation allowance		212,351	134,384	536,486
Gain on the forgiveness of debt		-	-	474,403
Adjustments to deferred tax assets and liabilities for enacted changes in tax rates		6,001	(52,604)	(21,049)

Amendment to 2003 Income Tax Return (see note 16)		-	(31,077)	-
Non-deductible expenses		(23,903)	(14,204)	(1,744)
Other		(5,066)	(3,908)	16,478

Income tax benefit (expense)	Ps.	54,731	(9,079)	(9,366)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2005 and 2004 for U.S. GAAP are presented below:

		2005	2004

Deferred tax assets:
Net operating loss carryforwards	Ps.	310,187	532,004
Accounts receivable		50,142	28,987
Deferred revenues		33,335	24,144
Accrued vacations		2,262	2,089
Accrued liabilities		11,154	10,926
Premium on bond issuance		15,267	-
Fair value of derivative instruments		22,606	-
Tax on assets		20,187	17,874

Total gross deferred tax assets		465,140	616,024

Less valuation allowance		22,665	235,016

Net deferred tax assets	Ps.	442,475	381,008

Deferred tax liabilities:
Property, systems and equipment	Ps.	152,871	192,338
Telephone concession rights		184,410	170,618
Other assets		5,953	-
Inventories		-	18,052

Total deferred tax liabilities		343,234	381,008

Net deferred tax asset under U.S. GAAP		99,241	-
Less net deferred tax assets recognized under Mexican GAAP		17,193	128,179

U.S. GAAP adjustment to stockholders’ equity	Ps.	82,048	(128,179)

Under US GAAP and as of December 31, 2005, a current deferred tax asset and a long-term deferred tax liability has been recorded amounting to Ps. 246,143 and Ps. 146,902, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After the assessment was made, a deferred tax asset valuation allowance of Ps. 22,665 and Ps. 235,016 as of December 31, 2005 and 2004, respectively, was recorded for U.S. GAAP. This represents a decrease in the valuation allowance of

Ps. (212,351), Ps. (143,463) and Ps. (545,852) for the years ended December 31, 2005, 2004 and 2003, respectively.

For the year ended December 31, 2005 the valuation allowance is attributable to the operating tax losses of the subsidiaries of the Company and the tax on assets balance.

(b)	Revenue recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to U.S. GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

a) there is persuasive evidence of an agreement;
b) the delivery was made or the services rendered;
c) the sales price to the purchaser is fixed or determinable; and
d) collection is reasonable assured.

SAB 104, specifically in Topic 13A, discusses the situation of recognizing as revenue certain non-refundable up front fees. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 104 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 104, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company’s experience. The net effect of the deferral and amortization is presented in the U.S. GAAP reconciliation.

(c)	Start-up costs

In April 1998, the AICPA issued Statement of Position 98-5, “Report of Start-up Costs” (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred. SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998. Under Mexican GAAP, these costs were recognized when incurred as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of Ps. 41,388, Ps. 38,560 and Ps. 38,554 in 2005, 2004 and 2003, as shown in the U.S. GAAP reconciliation, and has reduced stockholders’ equity by Ps. 178,155 and Ps. 209,309 to write-off the unamortized balance at each year end. For U.S. GAAP purposes during 2005 and 2004, the Company reversed Ps. 10,234 and Ps. 29,829, respectively of start-up costs capitalized in those periods under Mex GAAP. There were no such amounts in 2003.

(d)	Allowance for post retirement benefits

For the years ended December 31, 2004 and before, under Mexican GAAP (Bulletin D-3), severance payments were recognized in earnings in the period in which they were paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 (see note 3) replaces the issue of unforeseen payments with the one relating to “Payments Upon Terminations of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post-employment benefits for former or inactive employ ees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the years ended December 31, 2005, 2004 and 2003 the Company recorded an increase in net income of Ps. 5,651, Ps. 7,966 and Ps. 205, respectively; and for 2005 the Company cancelled a deferred charge of Ps. 16,000, as recorded under Mexican GAAP. The US GAAP liability amounts to Ps. 19,000 and Ps. 21,651 as of December 31, 2005 and 2004, respectively.

(e)	Capitalized interest

Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position gain recognized on the related debt. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position gain capitalized for Mexican GAAP derived from borrowings denominated in foreign currency.

(f)	Deferred financing cost amortization

Under Mexican GAAP, and in relation with the indebtedness payable to Nortel, the Company amortized deferred financing cost under the straight-line method over the life of the related debt. For U.S. GAAP, this cost is amortized on the interest method over the life of the related debt.

(g)	Gain on extinguishment

On March 20, 2003, the Company entered into a debt-restructuring agreement with Nortel Networks Limited and Nortel Networks de Mexico (Nortel). The Company paid Nortel $125.2 million dollars in cash, issued a new note for $24.2 million dollar and capitalized $178.5 million dollars in exchange for 250,836,980 Series “N” shares of common stock to settle all the debt outstanding with Nortel as of the date of the transaction.

For U.S. GAAP, and as required by SFAS 15 “Accounting for Debtors and Creditors for Troubled Debt Restructurings”, the equity provided by the Company to Nortel was recorded at the fair market value resulting in a net gain on extinguishment of the debt of approximately Ps. 3,420,101.

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

The following table summarizes the cash flow items as required under SFAS 95 provided by operating, financing and investing activities, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10. The following information is presented in thousands of pesos on a historical peso basis and is not presented in pesos of constant purchasing power:

		Years ended December 31,
		2005	2004	2003
Operating activities:
Net income (loss)	Ps.	497,809	73,277	2,739,729
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation		1,018,138	898,097	773,549
Amortization		71,523	67,094	52,627
Allowance for severance payments		(4,959)	(6,225)	861
Accrual for seniority premiums		842	727	681
Income tax (benefit) expense		(54,731)	8,789	8,597
Bad debt expense		80,274	34,263	58,887
Monetary position gain		(57,846)	(70,252)	(98,292)
Exchange (gain) loss		(103,857)	7,321	319,443
Gain on extinguishment of debt		-	-	(3,139,138)
Change in accounts receivable		(225,946)	(139,993)	(144,300)
Changes in inventory		(3,116)	(36,698)	(841)
Changes in other assets		16,980	(82,025)	(19,161)
Changes in accounts payable		(141,724)	115,451	(50,497)
Changes in other accounts payable		26,437	(21,720)	133,341
Changes in allowance for severance payments		3,000	-	-
Changes in seniority premiums		(257)	(333)	38

Net cash provided by operating activities		1,122,567	847,773	635,524

Financing activities:
Proceeds from sale of common stock		1,045,093	-	1,332,760
Proceeds from loans		996,530	243,357	3,184,259
Payments from loans		(251,696)	(219,383)	(3,619,741)
Restricted cash		(34,479)	-	-
Notes issuance costs		(18,483)	(7,268)	(59,849)
Other accounts payable		34,921	11,471	(226,186)

Net cash provided by financing activities		1,771,886	28,177	611,243

Investing activities:
Acquisition of property, systems and equipment		(1,548,316)	(1,299,267)	(589,872)
Other assets		(9,493)	(35,256)	41,636

Net cash used in investing activities		(1,557,809)	(1,334,523)	(548,236)

Net increase (decrease) in cash and cash equivalents		1,336,644	(458,573)	698,531

Cash and cash equivalents at beginning of year		554,401	1,012,974	314,443

Cash and cash equivalents at end of year	Ps.	1,891,045	554,401	1,012,974

Non-cash operating and investing activities:
For the years ended December 2005, 2004 and 2003 the Company has Ps. 91,660, Ps. 170,623 and Ps. 9,835 in accounts payable for acquisition of property, systems and equipment, respectively.

Non-cash financing and investing activities:
In addition, for the year ended December 31, 2003 the Company acquired through a lease property, systems and equipment amounting to Ps. 21,569.

Net cash flows provided from operating activities reflect cash payments for interest and income taxes as follows:

		Years Ended December 31,
		2005	2004	2003
Interest paid	Ps.	301,942	278,528	463,711
Income taxes paid		2,085	8,789	8,597

(i)	Condensed financial information under U.S. GAAP

The following table presents consolidated condensed statements of operations for the years ended December 31, 2005, 2004 and 2003, prepared under U.S. GAAP, and includes all differences described in note 25 as required for purposes of U.S. GAAP:

		Years Ended December 31,
Statements of operations		2005	2004	2003
Revenues	Ps.	4,931,210	3,978,299	3,208,046
Operating income (loss)		598,327	263,999	186,232
Comprehensive financing result		(162,413)	(200,922)	(443,777)
Other income (expenses), net		7,164	21,696	3,251,856
Income tax benefit (expense)		54,731	(9,079)	(9,366)
Consolidated net income (loss)	Ps.	497,809	75,694	2,984,945

The following table presents consolidated condensed balance sheets at December 31, 2005 and 2004, prepared under U.S. GAAP, including all differences and reclassification pertaining to the presentation of deferred income taxes, as compared to Mexican GAAP described in this note 25:

		At December 31,
Balance sheets		2005	2004
Current assets	Ps.	2,985,236	1,276,993
Property, systems and equipment		7,059,785	6,441,194
Deferred charges		847,900	892,873
Total assets	Ps.	10,892,921	8,611,060
Current liabilities	Ps.	948,952	1,039,928
Long-term debt		2,781,758	2,093,077
Other non-current liabilities		291,216	114,007
Total liabilities		4,021,926	3,247,012
Stockholders' equity		6,870,995	5,364,048
Total liabilities and stockholders' equity	Ps.	10,892,921	8,611,060

(j)	Fair value of financial instruments

The carrying amount of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses and short-term debt, approximates fair value because of the short-term maturity of these financial assets and liabilities.

The carrying value of the Company's long-term debt and the related fair value based on quoted market prices for the same or similar instruments or on current rates offered to the Company for debt of the same remaining maturities (or determined by discounting future cash flows using borrowing rates currently available to the Company) at December 31, 2013 is summarized as follows:

	Carrying amount	Estimated fair value
Long-term debt	250,000	282,500

(k)	Segment information

The Company believes that it operates in one business segment. Management does view the business as consisting of two revenues streams (Mass market and Business Market); however it is not possible to attribute direct or indirect costs to the individual streams other than selling expenses.

(l)	Recently Issued Accounting Standards

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This statement will require measurement of the cost of employees received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The adoption of this Statement will not have an effect on the Company’s financial statement.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with an exception for recognizing exchanges of nonmonetary assets at fair value that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. The adoption of this Statement is not expected to have an effect on the Company’s financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Company for all U.S GAAP accounting changes and any error corrections occurring after January 1, 2006.

In September 2005, the EITF issued EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have an impact on the Company’s financial statements.

(m)	Guaranteed debt

On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S. $175 million maturing on December 15, 2013. In addition, during January 2005, the Company re-opened its bond issuance program, issuing U.S. $75 million under the current indenture. Interest on the notes are payable semiannually at annual rate of 11%, since June 15, 2004.

Each of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured. Each of the subsidiaries guarantors are 99.99% owned by Axtel, S.A. de C.V. All guarantees are full and unconditional and are joint and several.

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

For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column “Axtel” corresponds to the parent company issuer. The second column, “Combined Guarantors”, represents the combined amounts of Instalaciones, Impulsora and Servicios, after adjustments and eliminations relating to their combination. The third column, “Adjustments and Eliminations”, includes all amounts resulting from the consolidation of Axtel and the guarantors. The fourth column, “Axtel Consolidated”, represents the Company’s consolidated amounts as reported in the audited consolidated financial statements. Additionally, all amounts presented under the line item “Investments in subsidiaries” for both the balance sheet and the income statement are accounted for by the equity method.

The condensed consolidating financial information is as follows:

Condensed consolidating balance sheets:

As of December 31, 2005		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Current assets	Ps.	2,753,064	129,622	(143,593)	2,739,093
Property, systems and equipment, net		7,027,084	8,997	(1,049)	7,035,032
Concession rights, pre-operating expenses and deferred taxes		860,015	9,348		869,363
Investment in subsidiaries		33,036	-	(33,036)	-
Other-non current assets and long-term receivable		169,817	20,068		189,885

Total assets	Ps.	10,843,016	168,035	(177,678)	10,833,373

Current liabilities	Ps.	980,575	111,970	(143,593)	948,952
Long-term debt		2,781,758	-	-	2,781,758
Other non-current liabilities		3,279	21,980	-	25,259

Total liabilities		3,765,612	133,950	(143,593)	3,755,969

Total stockholders equity		7,077,404	34,085	(34,085)	7,077,404

Total liabilities and stockholders equity	Ps.	10,843,016	168,035	(177,678)	10,833,373

As of December 31, 2004

Current assets	Ps.	1,292,755	114,385	(130,148)	1,276,992
Property, systems and equipment, net		6,407,247	9,729	(1,351)	6,415,625
Concession rights, pre-operating expenses and deferred taxes		1,058,239	6,029	-	1,064,268
Investment in subsidiaries		25,005	-	(25,005)	-
Other non-current assets and long-term receivable		161,992	4,101	-	166,093

Total assets	Ps.	8,945,238	134,244	(156,504)	8,922,978

Current liabilities	Ps.	1,064,661	105,415	(130,148)	1,039,928
Long-term debt		2,093,077	-	-	2,093,077
Other non-current liabilities		3,660	2,473	-	6,133

Total liabilities		3,161,398	107,888	(130,148)	3,139,138

Total stockholders equity		5,783,840	26,356	(26,356)	5,783,840

Total liabilities and stockholders equity	Ps.	8,945,238	134,244	(156,504)	8,922,978

Condensed consolidating income statements:

For the year ended December 31, 2005		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	Ps.	4,966,796	1,012,281	(1,012,281)	4,966,796
Cost of revenues and services		(1,550,500)	-	-	(1,550,500)
Selling and administrative expenses		(1,666,658)	(1,033,070)	1,012,281	(1,687,447)
Depreciation and amortization		(1,129,757)	(475)	-	(1,130,232)
Operating income (loss)		619,881	(21,264)	-	598,617
Comprehensive financing result, net		(165,214)	(2,029)	1,384	(165,859)
Other income (expenses), net		7,019	1,529	(1,384)	7,164
Income tax		(158,776)	3,280	-	(155,496)
Investment in subsidiaries		(18,484)	-	18,484	-
Net (loss) income	Ps.	284,426	(18,484)	18,484	284,426

For the year ended December 31, 2004
Telephone services and related revenues	Ps.	3,988,733	951,291	(951,291)	3,988,733
Cost of revenues and services		(1,270,072)	-	-	(1,270,072)
Selling and administrative expenses		(1,415,143)	(959,936)	951,291	(1,423,788)
Depreciation and amortization		(1,033,267)	(936)	-	(1,034,203)
Operating (loss) income		270,251	(9,581)	-	260,670
Comprehensive financing result, net		(205,704)	(2,192)	1,292	(206,604)
Other expenses, net		21,208	1,781	(1,292)	21,697
Income tax		(154,590)	(851)	-	(155,441)
Investment in subsidiaries		(10,843)	-	10,843	-
Net income (loss)	Ps.	(79,678)	(10,843)	10,843	(79,678)

For the year ended December 31, 2003		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	Ps.	3,180,753	835,840	(835,772)	3,180,821
Cost of revenues and services		(880,784)	-	-	(880,784)
Selling and administrative expenses		(1,248,818)	(826,924)	835,772	(1,239,970)
Depreciation and amortization		(937,163)	(435)	-	(937,598)
Operating income		113,988	8,481	-	122,469
Comprehensive financing result, net		(462,996)	(1,988)	1,313	(463,671)
Other expenses and restructuring, net		1,866,592	(8,724)	(1,313)	1,856,555
Income tax		(536,109)	(1,507)	-	(537,616)
Investment in subsidiaries		(3,738)	-	3,738	-
Net (loss) income	Ps.	977,737	(3,738)	3,738	977,737

Condensed consolidating statements of changes in financial position:

For the year ended December 31, 2005		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Operating activities:
Net (loss) income	Ps.	284,426	(18,484)	18,484	284,426
Charges (credits) to operations not requiring (providing) resources		1,307,017	4,821	(18,484)	1,293,354
Resources provided by (used in) operations		1,591,443	(13,663)	-	1,577,780
Net (investment in) financing from operations		(170,647)	5,188	(654)	(166,113)
Resources provided by (used in) operating activities		1,420,796	(8,475)	(654)	1,411,667

Financing activities:
Increase in common stock		696,367	26,515	(26,515)	696,367
Additional paid-in capital		370,593	-	-	370,593
Proceeds (payments) from loans, net		568,560	(654)	654	568,560
Restricted cash and other accounts payable		(37,707)	-	-	(37,707)
Resources provided by financing activities		1,597,813	25,861	(25,861)	1,597,813

Investing activities:
Acquisition and construction of property, systems and equipment, net		(1,636,681)	(47)	-	(1,636,728)
Increase in investment in subsidiaries		(26,515)	-	26,515	-
Other assets		(38,437)	(15,966)	-	(54,403)
Resources used in investing activities		(1,701,633)	(16,013)	26,515	(1,691,131)

Increase in cash and equivalents		1,316,976	1,373	-	1,318,349

Cash and equivalents at the beginning of the year		570,620	2,076	-	572,696
Cash and equivalents at the end of the year	Ps.	1,887,596	3,449	-	1,891,045

For the year ended December 31, 2004		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Operating activities:
Net (loss) income	Ps.	(79,678)	(10,843)	10,843	(79,678)
Charges (credits) to operations not requiring (providing) resources		1,198,702	2,536	(10,843)	1,190,395
Resources provided by (used in) operations		1,119,024	(8,307)	-	1,110,717
Net financing from (investment in) operations		36,183	1,414	(237)	37,360
Resources provided by (used in) operating activities		1,155,207	(6,893)	(237)	1,148,077

Financing activities:
Increase in common stock		-	13,119	(13,119)	-
Additional paid-in capital		-	-	-	-
(Payments) of loans, net		(96,616)	(237)	237	(96,616)
Other accounts payable		(32)	-	-	(32)
Resources (used in) provided by financing activities		(96,648)	12,882	(12,882)	(96,648)

Investing activities:
Acquisition and construction of property, systems and equipment, net		(1,508,801)	(489)	-	(1,509,290)
Investment in subsidiaries		(13,119)	-	13,119	-
Other assets		(69,159)	(3,922)	-	(73,081)
Resources used in investing activities		(1,591,079)	(4,411)	13,119	(1,582,371)

(Decrease) increase in cash and equivalents		(532,520)	1,578	-	(530,942)
Cash and equivalents at the beginning of the year		1,103,140	498	-	1,103,638
Cash and equivalents at the end of the year	Ps.	570,620	2,076	-	572,696

For the year ended December 31, 2003		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Operating activities:
Net (loss) income	Ps.	977,737	(3,738)	3,738	977,737
Charges (credits) to operations not requiring (providing) resources		(547,790)	2,684	(3,738)	(548,844)
Resources used in operations		429,947	(1,054)	-	428,893
Net investment in operations		(77,037)	13	(2,337)	(79,361)

Resources provided by (used in) operating activities		352,910	(1,041)	(2,337)	349,532

Financing activities:
Increase in common stock		2,902,173	2,468	(2,468)	2,902,173
Additional paid-in capital		(16,141)	-	-	(16,141)
Payments of loans, net		(1,643,505)	(2,337)	2,337	(1,643,505)
Others		(62,571)	-	-	(62,571)
Resources provided by financing activities		1,179,956	131	(131)	1,179,956

Investing activities:
Acquisition and construction of property, systems and equipment, net		(676,884)	-	-	(676,884)
Investment in subsidiaries		(2,468)	-	2,468	-
Other assets		(105,041)	(180)	-	(105,221)
Resources used in investing activities		(784,393)	(180)	2,468	(782,105)

Increase (decrease) in cash and equivalents		748,473	(1,090)	-	747,383
Cash and equivalents at the beginning of the year		354,667	1,588	-	356,255
Cash and equivalents at the end of the year	Ps.	1,103,140	498	-	1,103,638

The tables below present combined balance sheets as of December 31, 2005 and 2004, and income statements and statements of changes in financial position for each of the years in the three-year period ended December 31, 2005 for the Guarantors. Such information presents in separate columns each individual Guarantor, consolidation adjustments and eliminations, and the combined guarantors. All significant related parties’ balances and transactions between the Guarantors have been eliminated in the “Combined Guarantors” column.

The amounts presented in the column “Combined Guarantors” are readily comparable with the information of the Guarantors included in the condensed consolidated financial information.

Guarantors’ Combined Balance Sheets:

As of December 31, 2005
Assets		Icosa	Inmobiliaria	Servicios Axtel	Adjustments and Eliminations	Combined Guarantors

Cash and cash equivalents	Ps.	421	11	3,017	-	3,449
Related parties receivables		10,994	-	99,752	(2)	110,744
Refundable taxes and other accounts receivable		1,346	1,317	12,766	-	15,429

Total current assets		12,761	1,328	115,535	(2)	129,622

Property, systems and equipment, net		-	8,997	-	-	8,997
Deferred income taxes		205	-	9,343	(200)	9,348
Other non-current assets		1,671	-	18,397	-	20,068

Total assets	Ps.	14,637	10,325	143,275	(202)	168,035
Liabilities and Stockholders Equity

Account payable and accrued liabilities	Ps.	139	-	19,767	-	19,906
Taxes payable		6,248	172	53,309	-	59,729
Related parties payables		-	8,222	2	(2)	8,222
Other accounts payable		1,226	-	22,887	-	24,113

Total current liabilities		7,613	8,394	95,965	(2)	111,970

Deferred income taxes		-	200	-	(200)	-
Other non-current liabilities		1,886	-	20,094	-	21,980

Total liabilities		9,499	8,594	116,059	(202)	133,950

Equity		6,648	1,555	44,366	-	52,569
Net (loss) income		(1,510)	176	(17,150)	-	(18,484)

Total stockholders’ equity		5,138	1,731	27,216	-	34,085

Total liabilities and stockholders equity	Ps.	14,637	10,325	143,275	(202)	168,035

As of December 31, 2004
Assets		Icosa	Inmobiliaria	Servicios Axtel	Adjustments and Eliminations	Combined Guarantors

Cash and cash equivalents	Ps.	608	12	1,456	-	2,076
Accounts receivable		-	-	-	-	-
Related parties receivables		7,585	-	91,009	(4)	98,590
Refundable taxes and other accounts receivable		1,371	1,232	11,116	-	13,719

Total current assets		9,564	1,244	103,581	(4)	114,385

Property, systems and equipment, net		-	9,729	-	-	9,729
Deferred income taxes		9	-	6,260	(240)	6,029
Other non-current assets		829	-	3,272	-	4,101

Total assets	Ps.	10,402	10,973	113,113	(244)	134,244
Liabilities and Stockholders’ Equity

Account payable and accrued liabilities	Ps.	167	-	18,529	-	18,696
Taxes payable		4,880	-	52,401	-	57,281
Related parties payables		4	8,876	251	(4)	9,127
Other accounts payable		1,102	-	19,209	-	20,311

Total current liabilities		6,153	8,876	90,390	(4)	105,415

Deferred income taxes		-	240	-	(240)	-
Other non-current liabilities		415	-	2,058	-	2,473

Total liabilities		6,568	9,116	92,448	(244)	107,888

Equity		5,057	1,436	30,706	-	37,199
Net (loss) income		(1,223)	421	(10,041)	-	(10,843)

Total stockholders’ equity		3,834	1,857	20,665	-	26,356

Total liabilities and stockholders equity	Ps.	10,402	10,973	113,113	(244)	134,244

Guarantors’ Combined Income Statements:

For the year ended December 31, 2005
		Icosa	Inmobiliaria	Servicios Axtel	Adjustments and Eliminations	Combined Guarantors

Rental, installation service and other revenues	Ps.	108,132	1,956	902,193	-	1,012,281

Administrative expenses		(109,600)	(240)	(923,470)	240	(1,033,070)

Depreciation and amortization		-	(428)	(47)	-	(475)

Operating (loss) income		(1,468)	1,288	(21,324)	240	(21,264)

Comprehensive financing result, net		(219)	(1,151)	(659)	-	(2,029)

Other income (expenses), net		18	-	1,751	(240)	1,529

(Loss) income before income taxes		(1,669)	137	(20,232)	-	(21,764)

Income taxes		159	39	3,082	-	3,280

Net (loss) income	Ps.	(1,510)	176	(17,150)	-	(18,484)

For the year ended December 31, 2004

Rental, installation service and other revenues	Ps.	81,929	2,040	867,322	-	951,291

Administrative expenses		(82,799)	(517)	(877,137)	517	(959,936)

Depreciation and amortization		-	(447)	(489)	-	(936)

Operating income (loss)		(870)	1,076	(10,304)	517	(9,581)

Comprehensive financing result, net		(281)	(883)	(1,028)	-	(2,192)

Other expenses, net		7	-	2,291	(517)	1,781

(Loss) income before income taxes		(1,144)	193	(9,041)	-	(9,992)

Income taxes		(79)	228	(1,000)	-	(851)

Net (loss) income	Ps.	(1,223)	421	(10,041)	-	(10,843)

For the year ended December 31, 2003		Icosa	Inmobiliaria	Servicios Axtel	Adjustments and Eliminations	Combined Guarantors

Rental, installation service and other revenues	Ps.	48,616	2,135	785,089	-	835,840

Administrative expenses		(49,019)	(545)	(777,905)	545	(826,924)

Depreciation and amortization		-	(435)	-	-	(435)

Operating income		(403)	1,155	7,184	545	8,481

Comprehensive financing result, net		(150)	(927)	(911)	-	(1,988)

Other expenses, net		28	7	(8,214)	(545)	(8,724)

(Loss) income before income taxes		(525)	235	(1,941)	-	(2,231)

Income taxes		(272)	124	(1,359)	-	(1,507)

Net (loss) income	Ps.	(797)	359	(3,300)	-	(3,738)

Guarantors’ Combined Statements of Changes in Financial Position:

For the year ended December 31, 2005		Icosa	Inmobiliaria	Servicios Axtel	Adjustments and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	Ps.	(1,510)	176	(17,150)	-	(18,484)
Non-cash items		740	389	3,692	-	4,821

Resources (used in) provided by operations		(770)	565	(13,458)	-	(13,663)

Net (investment in) financing from operations		(1,391)	88	6,491	-	5,188

Resources (used in) provided by operations, net		(2,161)	653	(6,967)	-	(8,475)

Financing activities:
Increase in common stock		2,815	-	23,700	-	26,515
Loans payment, net		-	(654)	-	-	(654)

Resources provided by (used in) financing activities		2,815	(654)	23,700	-	25,861

Investing activities:
Property, system and equipment, net		-	-	(47)	-	(47)
Other assets		(841)	-	(15,125)	-	(15,966)

Resources used in investing activities		(841)	-	(15,172)	-	(16,013)

Increase (decrease) in cash and equivalents		(187)	(1)	1,561	-	1,373

Cash and equivalents at the beginning of the year		608	12	1,456	-	2,076

Cash and equivalents at the end of the year	Ps.	421	11	3,017	-	3,449

For the year ended December 31, 2004		Icosa	Inmobiliaria	Servicios Axtel	Adjustments and Eliminations	Combined Guarantors

Operating activities:
Net income (loss)	Ps.	(1,223)	421	(10,041)	-	(10,843)
Non-cash items		221	218	2,097	-	2,536

Resources (used in) provided by operations		(1,002)	639	(7,944)	-	(8,307)

(Investment in) financing from operations, net		329	(405)	1,490	-	1,414

Resources (used in) provided by operations, net		(673)	234	(6,454)	-	(6,893)

Financing activities:
Increase in common stock		1,756	-	11,363	-	13,119
Loans payments, net		-	(237)	-	-	(237)

Resources provided by (used in) financing activities		1,756	(237)	11,363	-	12,882

Investing activities:
Property system and equipment, net		-	-	(489)	-	(489)
Other assets		(650)	-	(3,272)	-	(3,922)

Resources used in investing activities		(650)	-	(3,761)	-	(4,411)

(Decrease) increase in cash and equivalents		433	(3)	1,148	-	1,578

Cash and equivalents at the beginning of the year		175	15	308	-	498

Cash and equivalents at the end of the year	Ps.	608	12	1,456	-	2,076

For the year ended December 31, 2003		Icosa	Inmobiliaria	Servicios Axtel	Adjustments and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	Ps.	(797)	359	(3,300)	-	(3,738)
Non-cash items		381	311	1,992	-	2,684

Resources (used in) provided by operations		(416)	670	(1,308)	-	(1,054)

Investment in operations, net		(202)	45	170	-	13

Resources (used in) provided by operations, net		(618)	715	(1,138)	-	(1,041)

Financing activities:
Increase in common stock		888	1,580	-	-	2,468
Loans payment		-	(2,337)	-	-	(2,337)

Resources provided by (used in) financing activities		888	(757)	-	-	131

Investing activities:

Other assets		(180)	-	-	-	(180)

Resources used in investing activities		(180)	-	-	-	(180)

(Decrease) increase in cash and equivalents		90	(42)	(1,138)	-	(1,090)

Cash and equivalents at the beginning of the year		85	57	1,446	-	1,588

Cash and equivalents at the end of the year	Ps.	175	15	308	-	498

Guarantors - U.S. GAAP reconciliation of net income and stockholders’ equity:

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

The main differences between Mexican GAAP and U.S. GAAP and their effect on combined guarantors’ net loss and stockholders’ equity as of December 31, 2005, 2004 and 2003 is presented below, with an explanation of the adjustments.

		Year ended December 31,
		2005	2004	2003

Net loss reported under Mexican GAAP	Ps.	(18,484)	(10,843)	(3,738)

U.S. GAAP adjustments
1. Deferred income taxes (A)		10,509	765	1,428
2. Allowance for post retirement benefits (B)		5,651	7,966	205
Total U.S. GAAP adjustments		16,160	8,731	1,633
Net loss under U.S. GAAP	Ps.	(2,324)	(2,112)	(2,105)

		Year ended December 31,
		2005	2004

Total stockholders’ equity reported under Mexican GAAP	Ps.	34,085	26,356

U.S. GAAP adjustments
1. Deferred income taxes (A)		4,480	(6,029)
2. Allowance for post retirement benefits (B)		(16,000)	(21,651)
Total U.S. GAAP adjustments		(11,520)	(27,680)
Total stockholders’ equity under U.S. GAAP	Ps.	22,565	(1,324)

Guarantors-Notes to the U.S. GAAP reconciliation

A.    Deferred income taxes

Deferred income taxes adjustment in the stockholders’ equity reconciliation to U.S. GAAP, at December 31, 2005 and 2004, represented increases (decreases) of Ps. 4,480 and Ps. (6,029), respectively, as shown in the U.S. GAAP reconciliation.

B.    Severance

For the years ended December 31, 2004 and before, under Mexican GAAP (Bulletin D-3), severance payments were recognized in earnings in the period in which they were paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 (see note 3) replaces the issue of unforeseen payments with the one relating to “Payments Upon Termination of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the years ended December 31, 2005, 2004 and 2003 the guarantors recorded an increase in net income of Ps.5,651, Ps.7,966 and Ps.205, respectively; cancelled a deferred charge of Ps.16,000, as recorded under Mexican GAAP. The US GAAP liability amounts to Ps. 19,000 and Ps. 21,651 as of December 31, 2005 and 2004, respectively.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Axtel, S.A. de C.V. /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer
April 28, 2006