Form 20-F
period 2006-12-31
AXTEL SAB DE CV
filed 2007-05-01
CIK 1282636

United States

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______.

Commission file number:  333-114196

Axtel, S.A.B. de C.V.
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

None
 (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  32,212,209 Series A and 2,808,724,657 Series B

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes:   _____                                    No:    [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes:   _____            No:    [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes:   _____            No:    [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer _____	Accelerated filer _____	Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17:                        Item 18:    [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).
Yes:   _____            No:    [X]

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

Unless otherwise indicated, this annual report contains discussions and financial information that was prepared in accordance with Mexican financial reporting standards, which we refer to as ‘‘Mexican GAAP.’’ These principles differ in significant respects from U.S. generally accepted accounting principles, which we refer to as ‘‘US GAAP,’’ including, but not limited to, the treatment of the capitalization of pre-operating expenses, the capitalization of interest, severance, and deferred income taxes and employees’ profit sharing and in the presentation of cash flow information.

Forward Looking Statements

This report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These forward-looking statements reflect our views with respect to our financial performance and future events.  All forward-looking statements contained herein are inherently uncertain.  Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein.  Many of these statements may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential,” among others.  Readers are cautioned not to place reliance on these forward-looking statements.  The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

•	competition in local services, long distance, data, internet, voice over internet protocol, or VoIP, services and video;

•	ability to attract subscribers;

•	changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

•	our ability to successfully integrate Avantel and Axtel;

•	our ability to manage, implement and monitor billing and operational support systems;

•	an increase in churn, or subscriber cancellations;

•	the control of us retained by certain of our stockholders;

•	changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	our need for substantial capital;

•	the effects of governmental regulation of the Mexican telecommunications industry;

•	declining rates for long distance traffic;

•	fluctuations in labor costs;

•	foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

•	the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

•	significant economic or political developments in Mexico and the United States;

•	the global telecommunications downturn;

•	the timing and occurrence of events which are beyond our control; and

•	other factors described in this Form 20-F.

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

A.  Selected Financial Data

The following table provides our selected historical consolidated financial data.  The selected historical consolidated financial data for the years ended December 31, , 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this Form 20-F.

The information presented below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and the consolidated financial statements and related notes thereto included elsewhere in this Form 20-F.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Constant Ps. in millions as of December 31, 2006, except ratios, shares and margins)
Statement of Income Data:
Telephone services and related revenues	2,780.2	3,309.8	4,150.4	5,168.1	6,433.9
Cost of revenues and operating expenses	(3,044.1)	(3,182.3)	(3,879.2)	(4,545.2)	(5,709.9)
Income (loss) from operations	(263.9)	127.4	271.2	622.9	724.0
Interest expense, net	(478.4)	(225.5)	(276.7)	(337.3)	(376.4)
Foreign exchange gain (loss), net	(700.9)	(362.1)	(7.9)	108.1	(1.1)
Monetary position	318.0	105.2	69.6	56.6	11.1
Other income (expense), net(1)	(31.3)	1,943.6	22.6	7.5	(34.5)
Cash severance and other items	(36.8)	(11.8)	—	—	—
Income (loss) before income taxes and employee profit	(1,193.2)	1,576.8	78.8	457.8	323.0
Income tax and employee profit sharing benefit (expense)	274.0	(559.4)	(161.7)	(161.8)	(110.3)
Equity in results of associated company	—	—	—	—	1.6
Net income (loss) from continuing operations	(919.2)	1,017.4	(82.9)	296.0	214.4
Net income (loss)	(919.2)	1,017.4	(82.9)	296.0	214.4
Shares outstanding	122,610,235	2,533,706,866	2,533,706,866	2,840,936,866	2,840,936,866
Net income (loss) from continuing operations per share (pesos)	(7.5)	0.4	(0.0)	0.1	0.1

Operating Data:
Depreciation and amortization	918.9	975.6	1,076.1	1,176.0	1,503.5
Investment in property, systems and equipment (fixed assets) (end of period)	640.9	704.3	1,570.5	1,703.1	7,570.0
Net Resources:
Operating activities	(13.1)	363.7	1,194.6	1,468.9	2,440.4
Investing activities	(642.5)	(813.8)	(1,646.5)	(1,759.7)	(8,481.8)
Financing activities	874.4	1,227.8	(100.6)	1,662.6	5,251.6
Increases (decreases) in cash or cash equivalents	218.8	777.7	(552.5)	1,371.8	(789.8)
Ratio of earnings to fixed charges under Mexican GAAP(2)	N/A	5.7x	1.2x	1.9x	1.5x
Ratio of earnings to fixed charges under US GAAP(2)	N/A	10.4x	1.2x	1.9x	1.6x
Total access lines in service (in thousands) (end of period)
Business	116.4	132.4	177.6	228.0	295.6
Residential	178.7	216.7	275.9	377.9	497.0
Total	295.1	349.1	453.5	605.9	792.5

	As of December 31,
	2002	2003	2004	2005	2006
	(Constant Ps. in millions as of December 31, 2006)
Balance Sheet Data:
Cash and cash equivalents	370.7	1,148.4	595.9	1,967.7	1,177.9
Capital stock	4,619.0	7,638.8	7,638.8	8,363.4	8,363.4
Total assets	9,165.1	9,216.0	9,284.7	11,272.5	19,173.2
Total debt	6,276.3	2,459.3	2,358.8	2,950.4	8,166.9
Total liabilities	7,082.4	3,114.5	3,266.4	3,908.2	11,574.6
Total shareholders’ equity	2,082.7	6,101.5	6,018.3	7,364.3	7,598.7

Data in Accordance with US GAAP(3):

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Constant Ps. in millions as of December 31, 2006)
Financial Data:
Income (loss) from operations	(140.3)	193.8	274.7	622.6	658.0
Income (loss) from continuing operations	(1,072.0)	3,105.9	78.8	518.0	204.9
Net income (loss)	(1,072.0)	3,105.9	78.8	518.0	204.9
Net income (loss) from operations per share	(8.7)	1.2	0.0	0.2	0.1
Capital stock	4,619.0	6,186.9	6,186.9	6,911.5	6,911.5
Shares outstanding	122,610,235	2,533,706,866	2,533,706,866	2,840,936,866	2,840,936,866
Total assets	8,077.7	8,731.5	8,960.1	11,334.4	19,668.0
Total debt	6,276.3	2,459.3	2,358.8	2,950.4	8,166.9
Total shareholders’ equity (deficit)	845.9	5,503.0	5,581.5	7,149.5	7,471.7
____________________________
(1)	Other income for the year ended December 31, 2003 includes a net gain of Ps. 2,106.9 (US$187.9 million) due to our repurchase of certain debt.
(2)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as our income from operations before income taxes, plus fixed charges.  Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs and 33% of lease payments, which represents the amounts considered to be the interest factor.  According to Mexican GAAP, earnings in 2002 were insufficient to cover fixed charges by Ps. 600.7 million.  According to U.S. GAAP, earnings in 2002 were insufficient to cover fixed charges by Ps. 477.1 million.

Reconciled in accordance with Note 24 of our consolidated financial statements.

Exchange Rates

As of April 27, 2007, the noon buying rate in the spot market for the purchase of US dollars (in nominal pesos per US dollar) was Ps. 10.9240 (1).  The following table sets forth, for the periods indicated, the period end, average, high and low noon buying rates, in each case for the purchase of US dollars, all expressed in nominal pesos per US dollar.

	Noon buying rate(1)
Prior Years	Period End	Average	High	Low

Year ended December 31, 2002	10.43	9.66	10.43	9.00
Year ended December 31, 2003	11.24	10.79	11.41	10.11
Year ended December 31, 2004	11.15	11.20	11.33	11.11
Year Ended December 31, 2005	10.63	10.89	11.41	10.41
Year Ended December 31, 2006	10.80	10.91	11.46	10.43
____________________________
(1)	Source: Federal Reserve Bank of New York

The following table sets forth, for the periods indicated, the high and low noon buying rates, in each case for the purchase of US dollars, all expressed in nominal pesos per US dollar.

	Noon buying rate(1)
Month/Year	High	Low
October 2006	11.06	10.71
November 2006	11.05	10.75
December 2006	10.99	10.77
January 2007	11.09	10.77
February 2007	11.16	10.92
March 2007	11.18	11.01
____________________________
(1)	Source: Federal Reserve Bank of New York

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Risks Relating to Our Company

Our integration of Avantel may be disruptive and the combined business may fail to meet our expectations.

Our integration of the Axtel and Avantel businesses is complex and subject to significant uncertainty. We anticipate that the integration will require significant resources and management attention and may become subject to delays or currently unforeseen difficulties or impediments. Such delays or impediments could require significant expenditures to overcome and could postpone our ability to recognize cost savings from the integration, each of which would harm our profitability and cash flow. In addition, these challenges could divert management's attention from the operation and growth of our business, which could harm our revenues and profitability and cause us to grow more slowly than we currently anticipate It is also possible that problems with the integration of the two businesses or a failure to anticipate certain issues arising in connection with the acquisition will prevent the combined business from meeting our current expectations. Our relative lack of experience in consummating acquisitions and integrating acquired businesses could increase these risks for us.

Our recent acquisition of Avantel could make it difficult for you to evaluate our historical performance and future prospects.

Because Axtel’s acquisition of Avantel was not consummated until December 2006, the historical financial information included in this Form 20-F does not cover any periods during which the two businesses were operated under common ownership. Accordingly, the historical financial information included in this Form 20-F may not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented or what our results of operations and financial condition will be in the future. Our limited operating history as a combined entity and the challenge inherent in integrating previously independent businesses make evaluating our business and future financial prospects difficult. You should consider our potential for future business success and operating profitability in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

Our network growth strategy may fail to generate the revenues we anticipate.

From our inception through December 31, 2006, we have invested approximately Ps. 18,776.7 million in network and infrastructure. We anticipate making significant additional expenditures to maintain and upgrade our network, expand our network and business and to integrate Avantel’s network and business. These expenditures, together with operating expenses, may adversely impact our cash flow and profitability, particularly if the expenditures do not lead to additional revenue. We also anticipate that continued growth will require us to attract and retain qualified personnel necessary to efficiently manage such growth. If we are unable to meet the challenges that our growth presents, our results of operations and financial condition could be adversely affected.

Our increased leverage resulting from the Acquisition Transactions could significantly affect our growth and operating results.

We financed the acquisition of Avantel with approximately US$516.0 million in debt. Our new level of debt is significantly larger than pre-acquisition levels. The resulting increase in debt service costs could reduce the amount of cash which would otherwise be available to invest in expansion of our business or to meet other obligations. Likewise, our higher level of leverage could reduce our access to new financing sources on favorable terms, and accordingly, significantly limit our growth and adversely affect our operating results.

We have a history of substantial losses and expect to incur future losses.

We have incurred a cumulative net loss of Ps. 1,388.4 million from inception to December 31, 2006. We anticipate that we could continue to incur net losses in the future.

We depend on certain vendors for the deployment of our network.

Our ability to achieve our strategic objectives and our overall performance and prospects depends on and will depend on, in large part, the successful, timely and cost-effective acquisition and performance of telecommunications equipment including wireless access products, as well as Wimax-based technology equipment currently under development. If any of our vendors, including Airspan Communications Limited, which provides the “proximity technology” for most of our current network access infrastructure, are unable or fail to continue supplying products, or if Wimax is not able to comply with the expected capabilities, our network expansion and growth could be slowed and our operating results could be adversely affected.

We depend on key personnel; if they were to leave us, we might have an insufficient number of qualified employees.

We believe that our ability to implement our business strategy and our future success depends on the continuous employment of our senior management team, in particular our president and chief executive officer, Tomás Milmo Santos. Our senior management team has extensive experience in the industry and is vital in maintaining some of our major customer relationships, which might be difficult to replace. The loss of the technical knowledge, management and industry expertise of these key employees could make it difficult for us to execute our business plan effectively and could result in delays in new products being developed, loss of customers and diversion of re-sources while we seek replacements.

If we do not successfully maintain, upgrade and efficiently operate accounting, billing, customer service and management information systems and successfully integrate Avantel’s administrative operations, we may not be able to maintain and improve our operating efficiencies.

Sophisticated information and processing systems are vital to our operations and growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We have installed the accounting, information and processing systems that we deem necessary to provide services efficiently. However, there can be no assurance that we will be able to successfully operate and upgrade such systems or migrate Avantel’s operations onto such systems or that these systems will continue to perform as expected. Any failure in our information and processing systems could impair our ability to collect payment from customers and respond satisfactorily to customer needs.

Our operations are dependent upon our ability to protect our network infrastructure.

Our operations are dependent upon our ability to protect our network infrastructure against damage from fire, earthquakes, hurricanes, floods, power loss, breaches of security, software defects and similar events and to construct networks that are not vulnerable to the effects of such events. The occurrence of a natural disaster or other unanticipated problems at our facilities or at the sites of our switches could cause interruptions in the services we provide. The failure of a switch would result in the interruption of service to the customers served by that switch until necessary repairs were effected or replacement equipment was installed. Repairing or replacing damaged equipment may be costly. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.

We depend on certain important customers for a significant portion of our revenues.

Our three largest customers generated approximately 22% of our pro forma total revenues in 20061. Accordingly, our ability to maintain a satisfactory relationship with these customers has a direct impact on our revenues and profitability. If these customers breach some or all the conditions established in their respective commercial agreements, or such agreements are not renewed upon their respective expiration dates, our business, financial condition, revenues and results of operations could be adversely affected.

We depend on Telmex for interconnection and we may be forced to pay higher interconnection fees in the future, which could have a material adverse effect on our business and results of operations.

Telmex exerts significant influence on all aspects of the telecommunications markets in Mexico, including interconnection agreements. We use Telmex’s network to terminate the vast majority of our customers’ calls. The interconnection agreement between Axtel and Telmex expired on December 31, 2005, and we are currently operating under the terms and conditions of the automatic extension contemplated by the agreement until the parties

[1] We present pro forma figures for informational purposes only. We have not prepared audited pro forma financial statements for the twelve months ended December 31, 2006, and these figures are not necessarily indicative of what such figures would have been had we prepared such statements.

mutually agree to extend the expired agreement or execute a new interconnection agreement. If a new interconnection agreement is entered into with Telmex, its terms and conditions (including interconnection rates) may not permit us to offer services that are both profitable and competitive. In addition, if the Secretaria de Comunicaciones y Transporte (‘‘SCT’’) or the Mexican telecommunications regulatory authority (Comisión Federal de Telecomunicaciones, or ‘‘COFETEL’’) ceased to regulate Telmex’s pricing, the resulting competitive climate could have a material adverse effect on our business, financial condition and results of operations.

We rely on Telmex to maintain our leased last-mile links.

We maintain a number of dedicated links and last-mile-access infrastructure under lease agreements with Telmex. If Telmex breaches the agreed contractual conditions, or an agreement is not renewed upon its expiration, and Telmex discontinues the provision of services before we are able to link these customers to our own network, there could be a material adverse effect on our operations and an adverse effect on our business, financial condition and results of operations.

We are currently dependent on intellectual property licensed from Verizon Communications (formerly MCI), which is necessary for our long-distance platform and for managing our long distance billing.

We are currently dependent on services provided by and on intellectual property licensed to us by Verizon Communications to manage the national and international long distance billing system that we acquired from Avantel. Our license agreement with Verizon Communications for this system expires in September 2007. We may not be able to migrate Avantel’s billing system onto our own platform before the license agreement expires. If we are not able to migrate that system, or to renew the agreement at all, we could experience operational and administrative disruptions which could adversely affect our business and results of operations.

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

Pursuant to the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones) enacted in 1995, the public telecommunications networks are considered public domain. Under such law, holders of concessions to install, operate and develop public telecommunications networks are subject to the provisions of the Mexican Federal Telecommunications Law and any other provision contained in the concession title. The Mexican Federal Telecommunications Law provides, among other things, for the following:

•	Rights and obligations granted under the concessions to install, operate and develop public telecommunications networks may only be assigned with the prior authorization of the SCT;

•	Neither the concession nor the rights thereunder or the related assets may be assigned, pledged, mortgaged or sold to any government or country; and

•
The Mexican government (through the SCT) may expropriate or temporarily seize the assets related to the concessions in the event of natural disasters, war, significant public disturbance or threats to internal peace or for other reasons relating to economic or public order.

Mexican law sets forth the process for indemnification for direct damages arising out of the expropriation or temporary seizure of the assets related to the concessions, except in the event of war. However, in the event of expropriation, we cannot assure you that the indemnification will equal the market value of the concessions and related assets or that we will receive such indemnification in a timely manner. Mexican law does not prohibit a grant of a security interest by the concessionaire to its creditors (except for security granted to a foreign government or country) in the concessions and the assets, provided that all procedural laws are complied with; however, if such security interest is enforced, the assignee must comply with the Mexican Federal Telecommunications Law’s provisions related to concessionaires, including, among others, the requirement to receive the authorization by the SCT to be a holder of the concession.

The regulatory authorities could require us to offer services in certain geographical areas where we do not currently provide services, which could have a negative effect on our operating margins and results of operations.

The SCT has granted us the necessary permits to provide services in the whole Mexican territory. Some of our concessions require us to offer services in certain geographical areas where we do not currently provide services. With respect to those geographical areas in which we were required to provide such services by December 2006, we have requested the necessary extensions to comply with this obligation. If we do not receive such extensions, the SCT could revoke the specific permits and concessions covering the territories where we do not provide required services. In the past we have been able to obtain extensions from the SCT in order to comply with such requirements and have been able to maintain our permits and concessions in full force and effect. However, we cannot assure you that we will obtain these and other future extensions. We may also be required to provide services in such geographical areas where we may experience a low operating margin with respect to such services. If we do not obtain necessary extensions are not obtained or if we are required to provide services in areas where we do not currently provide services, our results of operations and financial condition may be adversely affected.

We operate in a highly competitive environment, which may negatively affect our operating margins.

The telecommunications industry in Mexico is becoming more competitive. Over the past six years, we have not increased prices for local and long distance services to our customers. Additionally, in 2006 the government enacted a new legislation and convergence policy, which established the guidelines for the provision of voice, data and video services by telecommunications companies, including bundled services. The new legal framework will facilitate the entrance of new participants into the Mexican telecommunications and data market, such as cable companies, broadcasting companies, and the state-monopoly Federal Electricity Commission (Comisión Federal de Electricidad, or ‘‘CFE’’). Although it does not currently affect our operations directly, broadcasters such as Grupo Televisa, S.A. and TV Azteca S.A. de C.V. and cellphone service providers such as América Móvil S.A. de C.V. will be allowed to retain excess bandwidth in their networks, and if granted the corresponding concessions or amendments thereto, they will have the capability to provide services similar to those that we currently provide or intend to provide in the near future, including digital channels, internet service and IP telephony. We expect the Mexican telecommunications market to continue to experience rate pressure, primarily as a result of:

•	increased competition and focus by our competitors on increasing market share;

•	recent technological advances that permit substantial increases in the transmission capacity of both new and existing fiber-optic networks, resulting in long distance overcapacity and rate pressure;

•	major participation of traditional fixed-line competitors;

•	the entrance of cable television operators into certain of our markets; and

•	the entrance of new competitors, such as broadcasting companies (Televisa or TV Azteca), or CFE.

As the telecommunications industry in Mexico becomes more competitive, we will face significant competition from other operators, primarily on the basis of features, pricing and customer service. Some of these competitors include Telmex, Alestra, S.A. de C.V. (‘‘Alestra’’) and Maxcom Telecomunicaciones, S.A. de C.V. (‘‘Maxcom’’), as well as established local cable television operators who may expand their services into certain of our markets, such as local and long distance voice and data service. As resellers of telephony services become licensed, they will also offer competition in many of our targeted markets.

Telmex, as the former state-owned telecommunications monopoly and dominant provider of local and other telecommunications services in Mexico, has significantly greater financial and other resources than those available to us. In addition, Telmex’s nationwide network and concessions, as well as its established and long-standing customer base, give it a substantial competitive advantage over us.

We might see a more aggressive competitive response from other telecommunication services providers.

With the acquisition of Avantel we have significantly increased our participation in Mexico’s telecommunications sector, especially in the business market. As a result, our larger presence might produce a more aggressive response from competitors, including Telmex. This response could include aggressive price cutting or targeting of significant customers, among others, and could have a material adverse effect on our business, financial condition and results of operations.

We depend on revenues from certain highly competitive markets.

High-volume business customers are among the most attractive niches in the telecommunications market. This niche is being pursued by a number of carriers that offer competitive telecommunications services solutions in order to gain these accounts. Losing some of these customers could lead to a significant loss of revenue and lower operating income.

We depend on revenues from long distance services.

Prices for long distance services have been declining as new products such as voice over internet protocol, or VoIP, continue to gain acceptance. If we are unable to replace revenues lost from long distance with revenues from other services, such as local, data or integrated services, we could have a material adverse effect on our business, financial condition and results of operations.

We may need additional financing.

We may require additional financing in the future to fund our operations. We cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or on terms acceptable to us. In addition, our ability to incur additional indebtedness will be restricted by the terms of agreements currently in place or into which we may enter in the future.

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

The cost of acquiring a new customer is much higher than the cost of maintaining an existing customer. Accordingly, customer deactivations, or churn, could have a material negative impact on our operating income, even if we are able to obtain one new customer for each lost customer. Our average monthly churn rate has been stable during the last 24 months at approximately 1.3%, which is higher than that of our main competitor. Our churn rate mainly results from customer deactivations due to non-payment of bills. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our residential customers.

We are obligated to comply with certain restrictions under our existing indebtedness, which may affect our future activities.

Under (i) the indenture governing our 11% senior notes due 2013, (ii) our term loan facility, and (iii) the indenture governing our 7 5/8% senior notes due 2017, we will be obligated to comply with certain covenants, which may restrict our ability to pay dividends, carry out acquisitions, incur indebtedness or engage in other transactions, including certain financings.

Risks Relating to the Mexican Telecommunications Industry

We operate in a highly regulated industry.

As a provider of public services, we are subject to extensive regulation. Although the basic regulatory framework governing telecommunications has been in existence since 1995, it may undergo changes from time to time, including changes that may materially and adversely affect our business, operations, financial condition and prospects.

If the Mexican government grants more concessions or amends existing concessions, the value of our concessions could be severely impaired.

The Mexican government regulates the telecommunications industry. Our concessions are not exclusive and the Mexican government has granted and may discretionary grant additional concessions covering the same geographic regions. We cannot assure you that additional concessions to provide services similar to those we provide will not be granted and that the value of our concessions and competition levels will not be adversely affected as a result.

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

Risks Relating to Mexico

Macroeconomic developments in Mexico affect our business.

We are a Mexican company with all of our operations in Mexico. The economic environment within Mexico can have a significant impact on our business and financial condition and results of operations.

Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by a sharp devaluation of the peso, high inflation, foreign currency exchange rate instability, high domestic interest rates, a strong contraction in consumer demand for many products and services, reduced availability of credit, high unemployment and diminished international investor confidence in Mexico. Mexico’s gross domestic product, which grew at a real annual rate of 4.4% during 1994, declined by 6.2% in real terms during 1995.

In response to these developments, beginning in February 1995, the Mexican government implemented a variety of economic programs designed to promote economic recovery, stabilize foreign currency exchange rates and reduce inflation. Economic conditions in Mexico improved moderately in 1996 and 1997. However, a combination of factors led to a slowdown in Mexico’s economic growth in 1998. Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one-third of which are derived from petroleum taxes and duties. In addition, the economic crises in Asia and Russia, as well as the financial turmoil in Brazil and elsewhere, produced greater volatility in the international financial markets, which further slowed Mexico’s economic growth. In 1998, the inflation rate in Mexico was 18.6%, interest rates on 28-day Certificados de la Tesorería de la Federación (‘‘CETES’’) averaged 24.6% and the peso lost 22.7% of its value (in nominal terms) relative to the US dollar.

During 1999, conditions improved with inflation in Mexico at 12.3%, interest rates on 28-day CETES averaging 21.3% and the peso appreciating 4.0% in value (in nominal terms) relative to the US dollar. Throughout 2000, the improvement shown in 1999 continued. In 2000 the inflation rate was 9.0%, interest rates on 28-day CETES averaged 15.3% and the peso devalued 1.2% in value (in nominal terms) relative to the US dollar. The Mexican government estimated that Mexico’s real gross domestic product grew by 5.0% in 1998, 3.8% in 1999 and 6.6% in 2000.

Beginning in January 2001, however, and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico began to experience an economic slow-down marked by a decline in gross domestic product. In 2001, Mexico’s gross domestic product shrank by 0.2% in real terms while the inflation rate was 4.4%, interest rates on 28-day CETES averaged 11.3% and the peso appreciated 4.6% in value (in nominal terms) relative to the US dollar. During 2002, as the United States and global economic slowdown continued, the Mexican real gross domestic product growth rate was 0.6%, the inflation rate was 5.7%, interest rates on 28-day CETES averaged 7.1% and the peso devalued 13.8% (in nominal terms) relative to the US dollar. During the years ended December 31, 2003 and 2004, the inflation rate was 4.0% and 5.2% respectively, interest rates on 28-day CETES averaged 6.2% and 6.8%, respectively, and the peso devalued 7.6% and appreciated 0.8% respectively (in nominal terms) relative to the US dollar. The gross domestic product for 2004, 2005 and 2006 was 4.4%, 3% and 4.8%, respectively. In 2005 and 2006, the inflation rate was 3.3% and 4.1% respectively, and interest rates on 28-day CETES averaged 9.2% and 7.0% respectively, and the peso appreciated 4.6% and depreciated 1.6% (in nominal terms) respectively, relative to the US dollar.

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

In the Mexican national elections held on July 2, 2006, Felipe Calderón of the Partido Acción Nacional, or ‘‘PAN,’’ won the presidency. He succeeded Vicente Fox, of the same party. During the July elections, members of the Mexican Congress were also elected. The PAN obtained the largest number of seats in both houses of the Mexican Congress, but not enough to secure an absolute majority. The second-largest political party in the Mexican Congress is now the left-wing Partido de la Revolución Democrática, or ‘‘PRD.’’ The Partido Revolucionario Institucional, or ‘‘PRI,’’ who had the presidency for over 70 years, became the third force in Congress after July elections. The presidential election campaigns were extremely competitive, with significant confrontations, mainly between the PAN and PRD. President Calderón was elected with a less-than-1% margin of victory over PRD’s candidate, Andres Manuel López Obrador. The hard-fought campaigns together with the close results generated street blockades, protests, and even the attempt by the PRD to obstruct President Calderón’s inauguration ceremony on December 1, 2006. We expect that these events will intensify the current legislative gridlock in the Mexican Congress, which could lead to a further slowdown in the progress of political and economic reforms in Mexico. This gridlock could have an adverse effect on us, including our business, financial condition, prospects and results of operations.

Felipe Calderón’s presidency may also bring significant changes in laws, public policies and/or regulations that could adversely affect Mexico’s political and economic situations, which could adversely affect our business. Mexico will next hold elections to elect members of the Mexican congress in July 2009.

Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. It is possible that political uncertainty may adversely affect financial markets.

High interest rates in Mexico could increase our financing and operating costs.

Mexico historically has had high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities, CETES, averaged 21.3%, 15.3% and 11.3% for 1999, 2000 and 2001, respectively. Although rates for 2002, 2003, 2004, 2005 and 2006 were 7.1%, 6.2%, 6.8%, 9.2% and 7.0%, respectively, we cannot assure you that interest rates will remain at their current rates. Thus, if we are forced to incur Mexican peso-denominated debt in the future, it may be at interest rates higher than the current rates.

We may lose money because of peso devaluation.

While our revenues are almost entirely denominated in pesos, the substantial majority of our obligations, and 79.3% of our debt as of December 31, 2006 is denominated in US dollars. The value of the Mexican peso has been subject to significant fluctuations with respect to the US dollar in the past and may be subject to significant fluctuations in the future. During the year ended December 2003 and 2004, the peso was devalued by 7.6% and appreciated 0.8% respectively (in nominal terms) relative to the US dollar. In 2005 and 2006, the peso appreciated 4.6% and depreciated 1.6% (in nominal terms) respectively, relative to the US dollar. Further declines in the value of the peso relative to the US dollar could adversely affect our ability to meet our US dollar-denominated obligations.

Our financial statements do not give you the same information as financial statements prepared under United States accounting principles.

We prepare our financial statements in accordance with Mexican GAAP. These principles differ in significant respects from US GAAP, including, but not limited to, the treatment of the capitalization of pre-operating expenses, the amortization of frequency rights, the capitalization of interest and deferred income taxes and employees’ profit sharing, and in the presentation of cash flow information. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. For these and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of companies in other countries. See Note 24 of our consolidated financial statements.

Risks Relating to the Financial Obligations of the Company

Our indebtedness could adversely affect our financial condition and impair our ability to fulfill our obligations under the notes.

Our ability to meet our debt service requirements will depend on our future performance, which is subject to a number of factors, many of which are outside our control. We cannot assure you that we will generate sufficient cash flow from operating activities to meet our debt service and working capital requirements.

As of December 31, 2006, we had approximately Ps. 8,167.0 million of debt and our ratio of indebtedness to Adjusted pro forma EBITDA2 for the twelve months ended December 31, 2006 was 2.4x.

Our level of indebtedness may have important negative effects on our future operations, including:

•	impairing our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes;

•
requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which reduces the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including our borrowings under our credit facilities;

•	increasing the possibility of an event of default under the financial and operating covenants contained in the agreements governing our and our subsidiary guarantors’ outstanding indebtedness; and

•
limiting our ability to adjust to rapidly changing market conditions, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or our business than our competitors with less debt.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of our existing debt, or to obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on us.

We and our subsidiary guarantors may incur substantially more debt, which could further exacerbate the risks associated with our indebtedness.

We may be able to incur substantial additional debt in the future. Although the agreements governing our and our subsidiary guarantors’ outstanding indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us or our subsidiary guarantors from incurring obligations that do not constitute ‘‘indebtedness’’ as defined in the relevant documents. Adding new debt to our current indebtedness levels would increase our leverage. The related risks that we now face could intensify.

[2] We present these figures for informational purposes only. We have not prepared audited pro forma financial statements for the twelve months ended December 31, 2006, and these figures are not necessarily indicative of what such figures would have been had we prepared such statements.

The instruments governing our indebtedness contain cross-default provisions that may cause all of the debt issued under such instruments to become immediately due and payable as a result of a default under an unrelated debt instrument.

Instruments governing our indebtedness contain certain affirmative and negative covenants and require us and our subsidiaries to meet certain financial ratios and tests. Our failure to comply with the obligations contained in these instruments governing our indebtedness could result in an event of default under the applicable instrument, which could then result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which may not be available to us on favorable terms, on a timely basis or at all. Alternatively, such default could require us to sell our assets and otherwise curtail operations in order to pay our creditors.

Restrictive covenants in our debt agreements may restrict the manner in which we can operate our business.

The agreements governing our and our subsidiary guarantors’ outstanding indebtedness limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	borrow money or issue guarantees;

•	pay dividends, redeem capital stock or make other restricted payments;

•	create liens to secure indebtedness;

•	make certain investments;

•	sell certain assets;

•	pledge assets;

•	participate in joint-venture agreements;

•	enter into transactions with our affiliates; and

•	merge with another entity or sell substantially all of our assets.

If we fail to comply with these covenants, we would be in default under our credit facility and the indentures, and the principal and accrued interest on our outstanding indebtedness may become due and payable. In addition, our future indebtedness agreements may contain additional affirmative and negative covenants which could be more restrictive than those contained in the instruments governing our existing indebtedness.

We may not be able to make payments in US dollars.

In the past, the Mexican economy has experienced balance of payments deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies, including US dollars, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not implement a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict our access to US dollars to meet our US dollar obligations and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Mexican economy.

Payment of judgments entered against us in Mexico will be in pesos, which may expose you to exchange rate risks.

If proceedings to enforce our obligations under the notes are brought in Mexico, Mexican law permits us to pay a resulting judgment in pesos. Under the Ley Monetaria de México (the ‘‘Mexican Monetary Law’’), an obligation payable in Mexico in a currency other than pesos may be satisfied in pesos at the exchange rate in effect on the date the payment is made. This rate is currently determined and published by the Banco de Mexico every business day.

Under Mexico’s Ley de Concursos Mercantiles (the ‘‘Mexican Bankruptcy Law’’), upon our declaration of insolvency or bankruptcy, or in the event that actions and claims are initiated in the courts of Mexico, our obligations under the notes:

(i)
would be converted into pesos at the exchange rate published by the Banco de Mexico prevailing at the time of such declaration and would subsequently be converted into Unidades de Inversion, which is a unit pegged to the consumer price index determined by Banco de Mexico, and payment would occur at the time claims of our other creditors are satisfied;

(ii)	would be subject to any provisional remedy (‘‘providencia precautoria’’) which may be issued in such proceedings;

(iii)	would be dependent upon the outcome of the insolvency or bankruptcy proceedings;

(iv)	would not be adjusted to take into account depreciation of the peso against the dollar occurring after such declaration of insolvency or bankruptcy; and

(v)	would be subject to certain statutory preferences including tax, social security and labor claims and secured creditors.

Under the Mexican Bankruptcy Law, it is possible that in the event we are declared bankrupt, any amount by which the stated principal amount of the notes exceeds their accreted value may be regarded as not mature and, therefore, claims of holders of the notes may only be allowed to the extent of the accreted value of the notes. It is believed that there are no Mexican precedents in bankruptcy addressing this point and there exists significant uncertainty as to how a Mexican court would measure the claims to holders of the notes, particularly given the recent enactment of the Mexican Bankruptcy Law in May 2000.

Item 4.	INFORMATION ON THE COMPANY

A.  History and Development of the Company

Axtel, S.A.B. de C.V. was founded in 1994.  We are a variable capital corporation (sociedades anonimas decapital variable) organized under the laws of Mexico.  In June 1996, we were awarded by the Mexican government a concession to install and operate a public telecommunications network for the offering of local and long distance telephony services in Mexico.  In 1998 and 1999, we won several spectrum auctions, including for 60 MHz at 10.5 GHz for point-to-multipoint access, for 112 MHz at 15 GHz for point-to-point backhaul access, for 100 MHz at 23 GHz for point-to-point last mile access and for 50 MHz at 3.4 GHz for fixed wireless access, which together allow us to service the entire territory of Mexico.  In June 1999, we launched commercial operations in the city of Monterrey.

We are the largest fixed-line integrated telecommunications company in Mexico after the incumbent, providing local and long distance telephony, broadband Internet, data services, web hosting, information security services, virtual private networks, and a wide range of integrated telecommunications services in seventeen of the largest metropolitan areas in Mexico (Mexico City, Monterrey, Guadalajara, Puebla, Toluca, Leon, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua,

Celaya and Irapuato) at the end of 2006, which represent more than 34% of the total population of Mexico, according to the National Institute of Geography, Statistics and Information Technology of Mexico (“INEGI”).  We estimate that our total lines represent approximately 10.7% of the lines in service of our total addressable market in the 17 cities we serviced at the end of 2006.

On October 25, 2006, we agreed with Banamex, and Telecomunicaciones Holding Mx, S. de R.L. de C.V. (‘‘Tel Holding’’), former controlling shareholders of Avantel, to purchase substantially all of the assets of Avantel Infraestructura, S. de R.L. de C.V. (‘‘Avantel Infraestructura’’) for US$485.0 million. We also agreed to purchase the equity interests of Avantel Infraestructura and Avantel, S. de R.L. de C.V. (‘‘Avantel Concesionaria,’’ both companies together being referred to as ‘‘Avantel’’) and each of Avantel’s subsidiaries for US$31.0 million. Following receipt of all required approvals from Axtel’s shareholders and government regulators, we completed the acquisition on December 4, 2006. To finance the acquisition of Avantel, we used the proceeds from a dollar-denominated Ps. 3,383.4 million (US$311.0 million) bridge loan facility, a peso and dollar Ps. 2,241.7 million term loan facility and cash on hand. We also paid value added tax, property transfer tax and other taxes related to the purchase of substantially all the assets of Avantel Infraestructura. On March 06, 2007, Mexico’s Servicio de Administración Tributaria refunded Axtel Ps. 773.9 million corresponding to value added tax on the assets purchased from Avantel Infraestructura.

In relation to our acquisition of Avantel, we also entered into a Series B Shares subscription agreement with Tel Holding, an indirect subsidiary of Citigroup, Inc., for an amount equivalent to up to 10% of Axtel’s common stock. To give effect to this, we obtained shareholder approval (i) to increase our capital by issuing Series B Shares in a number that was sufficient for Tel Holding to subscribe and pay for Series B Shares (in the form of CPOs) representing up to a 10% equity participation in Axtel; and (ii) for the subscription and payment for the Series B Shares that represented the shares subscribed for by Tel Holding and any shares subscribed for by shareholders that elected to subscribe and pay for additional Series B Shares in exercise of their preferential right granted by the Mexican General Corporation Law. On December 22, 2006 pursuant to the Subscription Agreement, we received a notice from Tel Holding confirming that it acquired 177,992,248 Series B Shares (represented by 25,427,464 CPOs) from the Mexican Stock Exchange (Bolsa Mexicana de Valores, or ‘‘BMV’’) and confirming its intention to subscribe and pay for 82,151,321 new Series B Shares (represented by 11,735,903 CPOs). On January 4, 2007, Tel Holding subscribed and paid for 82,151,321 new Series B Shares through the CPOs Trust. From January 4, 2007 through January 20, 2007, during the subscription period, other shareholders subscribed and paid 29,554 new Series B Shares through the CPOs Trust as well. New Series B Shares were subscribed and paid at Ps. 4.56 pesos each, generating Ps. 374.7 million in proceeds for Axtel.  Tel Holding may not, subject to certain exceptions transfer CPOs purchased in the Equity Subscription until January 3, 2008.

Avantel is a Mexican corporation which provides telecommunications services to business, government and residential customers in Mexico. Avantel was incorporated as a 55.5%-44.5% joint-venture between Banamex and MCI in 1994 primarily oriented to provide national and international long-distance services. The sharp decline in national and international long-distance tariffs in Mexico (over 60% from 1997 to 2005) led Avantel to redesign its business strategy to focus on providing data and bundled value-added voice services to business customers. Avantel brought to Axtel valuable spectrum in various frequencies, approximately 390 kilometers of metropolitan fiber optic rings, 7,700 kilometers of long-distance fiber optic network, a robust IP backbone and connectivity in 200 cities in Mexico, among others. Today, Avantel is one of the leading providers of IP solutions and a significant provider of telecommunications services to large corporate customers, the federal government and financial sector in Mexico.

The integration of Avantel enhanced our portfolio of products and services and also allows us to expand in existing cities and into new geographies more efficiently due to the complementary condition of Axtel’s hybrid wireline and fixed-wireless local access network and Avantel’s long-haul fiber optic network and strong data capabilities. We expect that most of our growth will come from continued customer acquisitions and build out of our network within our current markets as we continue to expand our coverage and capacity in the major metropolitan areas that we currently serve.  We also expect to expand into selected markets we do not yet serve through organic growth and, possibly, strategic acquisitions or commercial agreements.  For a description of our principal capital expenditures, see Item 5 “Liquidity and Capital Resources.”

Our corporate offices are located at Blvd. Gustavo Diaz Ordaz km. 3.33 No. L-1, Col. Unidad San Pedro, San Pedro Garza Garcia, N.L., Mexico, CP 66215 (Telephone +52 (81) 8114-0000).

Our agent for service in the United States is CT Corporation System, located at CT 111 Eighth Avenue, 13th Floor, New York, New York 10011.

B.  Business Overview

Our Company

We are the second-largest, and one of the fastest growing, fixed-line, integrated telecommunications company in Mexico, measured in revenues and EBITDA. We offer a wide array of services, including local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 17 cities and long distance telephone in over 200 cities to more than 750,000 business and residential customers. In 2006, we generated revenues and operating income of Ps. 6,433.9 million (US$591.3 million) and Ps. 724.0 million (US$66.5 million), respectively.

We provide services using a hybrid wireline and fixed wireless local access network (including 1,079.8 kilometers of metro fiber optic rings) along with 7,700 kilometers of long-haul fiber-optic network. Our last-mile access, designed to optimize capital expenditures through the deployment of network access equipment based on specific customer requirements, includes 31 digital switches, 396 fixed wireless access sites, 166 point-to-multipoint sites (of which 161 are within fixed wireless access sites) and 674 point-to-point wireless sites. Our nationwide long-haul network includes 7,700 kilometers of fiber optic network with links to terminate long-distance traffic in over 200 cities. As of December 31, 2006 we have invested in the aggregate approximately Ps. 18,776.7 million in network and infrastructure.

Our strategy is to continue to penetrate our existing markets by offering a comprehensive portfolio of high quality, facilities-based voice, data, internet, integrated solutions and value-added communications services and to cost-effectively enter into selective new markets with high growth and revenue opportunity. Our approach is to bundle multiple voice, data and Internet services into integrated telecommunications solutions for businesses and high-usage residential customers. We also intend to continue servicing foreign carriers with international traffic termination, as well as providing custom-made integrated telecommunications services to large corporate customers. For the twelve months ended December 31, 2006, approximately 69% of our revenues were generated from business customers and 31% of our revenues were generated from residential customers.

Axtel was founded in 1994 and in June 1996 was awarded by the Mexican government a concession to install and operate a public telecommunications network for the offering of local and long distance telephony services in Mexico. On December 4, 2006, Axtel acquired Avantel, adding an IP-based nationwide telecommunications network. After the acquisition, we hold the following spectrum assets: two concessions at 929 MHz for radio-messaging services, 56 MHz at 7 GHz for nationwide long-haul point to point transport, 120 MHz at 10.5 GHz in three regions and 60 MHz in the other six regions for point to multi-point access; 168 MHz at 15 GHz, 368 MHz at 23 GHz for nationwide point to point transport and 112 MHz at 37 to 38.6 GHz in five regions.

We provide local, long distance, data, internet, integrated solutions and value-added communications services in 17 of the largest metropolitan areas in the country, including Mexico City, Monterrey, Guadalajara, Puebla, Toluca, León, Querétaro, San Luis Potosí, Saltillo, Aguascalientes, Ciudad Juárez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya and Irapuato. These 17 cities represent more than 34% of the total population of Mexico according to INEGI. We estimate that our total lines represent approximately 10.7% of the lines in service of our total addressable market in the 17 cities in which we provide local services. Additionally, our long-haul network provides long-distance services in over 200 cities across the country. We expect our growth will come from both continued customer acquisitions and the build out of our network within our current markets and in selected new cities as we continue to expand our coverage and capacity in the major metropolitan areas of Mexico.

Competitive Strengths

Leading Market Position. By being one of the first competitive providers to approach customers with bundled local, long distance voice and data services, we believe that we are able to meet pent-up demand for an alternative service provider, as well as establishing brand awareness and customer relationships prior to market entry by emerging competitors. We have benefited from our ‘‘first-competitor-to-market’’ advantage by capturing what we estimate to be approximately a 10.7% share of our total addressable market in the 17 cities where we offer local services. In Monterrey and Guadalajara, the first two markets where Axtel launched operations in 1999, we estimate that we have achieved an approximately 18% and 14%, respectively, share of our coverage market in each of these cities.

Comprehensive Voice and Data Service Portfolio. We provide our customers an integrated bundle of services that includes local and long distance voice services, as well as internet, data and other value-added services. We believe our comprehensive service portfolio enables us to build strong, long-term relationships with customers and increase our return on our investment in network infrastructure. Furthermore, our digital access, transport and switching network enable us to capture the revenue opportunity in voice services, while also enabling us to meet the growing demand for data services.

Flexible, Technologically Advanced, Reliable Digital Network. Our hybrid fixed wireless and wireline local access network structure allows us to enter new markets quickly and cost-effectively. By utilizing the fixed wireless access technology model, we are able to quickly cover a substantial geographic area with reduced initial capital expenditures. We defer most incremental capital expenditures for last-mile connectivity until the customer subscribes to our service. As of December 31, 2006, our network consisted of 31 digital switches, 396 fixed wireless access sites, 166 point-to-multipoint sites (of which 161 are within fixed wireless access sites), 674 point-to-point sites and 1,079.8 kilometers of metropolitan fiber optic rings. As of December 31, 2006, we have invested in the aggregate approximately Ps. 18,776.7 million in network and infrastructure to build an extensive local and national telecommunications network.

Scale—Second-Largest Fixed-Line Integrated Telecommunications Company in Mexico. Upon the acquisition of Avantel, we became the largest local, national and international long-distance and data services provider in Mexico, measured in revenues and EBITDA, after the incumbent.

Compelling Financial Profile. We have favorable EBITDA generation (Ps. 2,227.5 million in 2006) and solid financial ratios with indebtedness to Adjusted pro forma EBITDA and Adjusted EBITDA to net interest expense of 2.4x and 5.9x, respectively, for the twelve months ended December  31, 2006 (1).

Experienced Management Team and Internationally Renowned Equity Partners. Our senior management team has extensive entrepreneurial, financial, marketing and telecommunications expertise. The diverse experience of our senior management team has contributed significantly to our initial success and rapid growth. In addition, we have benefited from working with strong local partners and experienced multinational investors such as The Blackstone Group, Citigroup Inc. and AIG-GE’s Latin American Infrastructure Fund. Our local investors and directors include, among others, Tomás Milmo Santos, Thomas Milmo Zambrano, Alberto Santos de Hoyos, Lorenzo Zambrano Treviño and Banamex. These businessmen have extensive financial, operating and senior management experience in large Mexican corporations.

(1)
We present these figures for informational purposes only. We have not prepared audited pro forma financial statements for the twelve months ended December 31, 2006, and these figures are not necessarily indicative of what such figures would have been had we prepared such statements..

Strategy

The key elements of our business strategy are:

Target Service Sectors with High Profitability Potential. We have divided our target market into the residential market and business market. In the residential market, we focus on high-usage residential customers. Within the business market, we address the needs of micro and small business as well as medium and large companies, multinationals, financial institutions and government entities. We have developed differentiated, targeted telecommunications services plans designed to capture business and retain high-usage customers in each market. We believe that by focusing on the business and high-usage residential customers within a coverage area we are able to increase the return per dollar invested in our network infrastructure. For the twelve-month period ended December 31, 2006, approximately 69% of our revenues were generated from business customers and 31% from residential customers.

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

Service Fast Growing Business Data Market. For corporate customers, financial institutions and government entities, we offer integrated solutions based on the specific needs of the customers, including design, implementation, maintenance and monitoring of their networks. For medium-size clients, we bundle voice and data packages that specifically meet their requirements in a cost-efficient way.

Maintain Voice Revenues Stream.  Although data market represents an attractive and expanding revenues opportunity compared to slow growing voice-related revenues, still over 75% of Mexican telecommunications industry revenues is voice related. Significant voice revenues stream provides the leverage to further penetrate fast-growing data market.

Exploit ‘‘First-Competitor-to-Market’’ Advantage. As Telmex’s primary and largest competitor in local fixed telephony services and one of the first facilities-based telecommunications service providers to enter new markets and offer integrated voice, data and internet services, we will continue to focus on selectively opening new markets where we believe we can capitalize on anticipated growth in that market and the market’s desire to have an alternative carrier.

Focus on Customer Service and Retention. Since launching operations, we have been focused on achieving customer satisfaction levels that are superior to the incumbent and our primary competitors. We believe that our service-driven customer care leads to superior customer satisfaction, which enhances profitability and cash flow by increasing customer retention and expanding sales opportunities.

Continue to Expand Technologically Advanced Network Infrastructure. We continuously evaluate opportunities for network expansion both within our existing cities and additional regions in order to enhance our coverage area. We believe that selectively expanding our network and coverage area will enhance our ability to acquire large business customers with multi-city operations, which we expect to result in higher revenues and margin improvements while minimizing capital expenditures. We may also expand our network or operations through acquisitions or commercial agreements, as we believe there may be additional opportunities for consolidation in the Mexican telecommunications industry. We are not currently engaged in formal negotiations with any company regarding a potential acquisition or commercial agreement but may engage in conversation with third parties from time to time regarding strategic acquisitions or combinations.

Products and Services

We offer a wide variety of telecommunications services, including, local, long distance, Internet, and data services, such as virtual private lines, dedicated private lines, frame relay and web-hosting. We also provide integrated telecommunications services such as network monitoring, call center outsourcing and LAN design, operation and maintenance services.

The following chart summarizes each component of our revenue sources for the full fiscal year ended December 31, 2006:

Revenue Source	2006 % Revenue	Pro forma 2006 % Revenue[3]	Description
Local services	65%	41%
We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls (‘‘measured service’’), a per minute usage fee for calls completed on a cellular line (‘‘calling party pays,’’ or CPP calls) and a monthly fee for value added services.

Long distance services	9%	12%	We generate revenues by providing long distance services for our customers’ completed calls.
Data and private lines	7%	19%	We generate revenues by providing Internet, data and network services, like virtual private networks and dedicated private lines.
International traffic	8%	14%	We generate revenues terminating international traffic from foreign carriers.
Other services	10%	15%
We generate revenues from other services, which include among others, activation fees, and customer premises equipment (‘‘CPE’’) for new customers as well as custom-made integrated telecommunications services to corporate customers.

Total	100%	100%

3 We present these figures for informational purposes only. We have not prepared audited pro forma financial statements for the twelve months ended December 31, 2006, and these figures are not necessarily indicative of what such figures would have been had we prepared such statements.

We offer the following products and services:

Voice	Data

•Business and Residential Line	•Local and Domestic Private Lines
• Long Distance	•High Speed Private Lines
• Digital Trunks	•Co-location
• Voicemail	•Virtual Private Network — MPLS
• Centrex Line
• Customer Premise Equipment	Internet
• Telephone Sets, Key Systems and PBX	•Dial Up Internet
• Call Waiting, Call Forwarding, Caller ID,	•Dedicated Internet
Conference Call	•Web Hosting
• Directory Assistance	•Internet on Demand
• Operator Services	•Internet FWA
• Automatic Dialing	•Co-location
• Unique Number
•Prepaid Services	Integrated Services
•Collect Calls	•Data Centers
• Virtual Line	•Network Monitoring

• Toll Free Services	•Contact Centers
•Network Security Monitoring

Bundles	•LAN Maintenance

• Axtel in a Box	•LAN Design and Operation
• Axtel NeXt
• Axtelx2
• Axtel Libre

Our Markets

We provide local, long distance, data, internet, integrated solutions and value-added communications services in 17 of the largest metropolitan areas in the country, including Mexico City, Monterrey, Guadalajara, Puebla, Toluca, León, Querétaro, San Luis Potosí, Saltillo, Aguascalientes, Ciudad Juárez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya and Irapuato. These 17 cities represent more than 34% of the total population of Mexico according to INEGI. With our long-haul network we also provide long-distance services in 200 cities in Mexico. We estimate that the cities in which we operate locally represent the majority of the total Mexican telecommunications revenue opportunity.

Our city roll-out is determined taking into consideration the following criteria:

•
Size of telecommunications opportunity. According to COFETEL, for the year ended December 31, 2006, nearly 87% of the number of net lines added in Mexico were concentrated in only 10 of the 32 states: Aguascalientes, Chihuahua, Mexico City, Guanajuato, Guerrero, Jalisco, Michoacan Puebla, Queretaro and Veracruz. Eleven of the 17 cities we currently serve are in these states and six of them are state capitals.

•	Regional economy. According to INEGI, in 2004, almost 72% of the total gross domestic product in Mexico was generated in the 13 states in which we have a local presence.

•	Operational synergies. To become more efficient in launching cities, we decided to open clusters of cities to allow for quick systems and operations integration and network buildout.

Within these cities, studies were conducted using geographical, statistical and self-generated market research data to determine where the most attractive opportunities were concentrated. Our network has been built upon this comprehensive data allowing for fast penetration and cost-efficiency.

We believe that we have a 10.7% market share of our total addressable market in the 17 cities in which we offer local services. In Monterrey and Guadalajara, the first two markets where Axtel launched services, we estimate that we have achieved market shares, in each city, of approximately 17.5% and 14.0%. In particular, in the business market, we estimate that in Monterrey and Guadalajara we have achieved approximately a 20.2% and 20.5% market share, respectively. The table below provides our estimated market share as of December 31, 2006 for each of the cities where we offer local services, based on access lines.

Market Share Within Coverage Market

As of December 31, 2006

	Date Launched
City		Res	Bus	Total
Monterrey	Jun-99	16.3%	20.2%	17.5%
Guadalajara	Dec-99	11.6%	20.5%	14.0%
Mexico	Mar-00	7.6%	11.7%	8.9%
Puebla	Jan-01	8.0%	15.7%	9.8%
Toluca	Jan-01	7.6%	16.3%	9.3%
Leon	Jan-01	7.7%	19.8%	10.5%
Queretaro	Jul-04	9.2%	12.6%	10.3%
San Luis Potosi	Jul-04	9.5%	15.9%	11.0%
Aguascalientes	Oct-04	10.1%	9.8%	10.0%
Saltillo	Oct-04	8.6%	13.9%	9.8%
Ciudad Juarez	Nov-04	7.9%	8.6%	8.1%
Tijuana	Nov-04	17.5%	8.2%	14.3%
Torreon	Feb-06	4.5%	9.3%	5.6%
Veracruz	Feb-06	10.3%	10.4%	10.3%
Chihuahua	Mar-06	4.6%	6.5%	5.1%
Celaya	May-06	4.3%	12.7%	6.1%
Irapuato	Aug-06	2.2%	2.9%	2.3%
Total 17 cities		9.4%	14.0%	10.7%

Source: Market share percentages are company estimates based on number of lines in service divided by the average teledensity per square kilometer of coverage for each one of our radiobases.

Banamex, and its Mexican affiliates, Verizon Communications (formerly MCI) and Nextel de Mexico represent 22% of our total pro forma revenues as of December 31, 20064. We signed a five-year contract with Banamex on November 30, 2006, renewable for another five years, to provide products and services for all their telecommunications needs in existing and new operations. Verizon Communications provides us a significant volume of international traffic to terminate in Mexico, representing 8% of our total pro forma revenues figure for 2006. We have maintained this relationship with Verizon Communications since 1995. Nextel de Mexico provides telecommunications services to its customers through access to our network. We first entered into an agreement with Nextel de Mexico for the provision of services in April 2001, and this agreement has been extended six times. Pursuant to the most recent agreement with Nextel de Mexico, we are guaranteed certain minimum levels of traffic through December 2007.

Marketing and Sales

Our marketing strategy is to position ourselves as the first and best alternative provider of local, long distance, internet, data and value-added integrated telecommunications services in Mexico. We undertake direct mail marketing (both special delivery and bill inserts) as well as telemarketing in order to generate geographically

[4]   We present these figures for informational purposes only. We have not prepared audited pro forma financial statements for the twelve months ended December 31, 2006, and these figures are not necessarily indicative of what such figures would have been had we prepared such statements.

targeted brand awareness and to up-sell new services to existing customers. We also build brand awareness through the use of outdoor advertising and billboards, printed media including newspapers and magazines, advertisements on the radio and television and sponsorships of local news programs and co-sponsorship of programs with important companies in Mexico. Our brand strategy is to convey a modern, attractive image using simple, visual communication and portraying a human profile.

For large and corporate customers, we maintain a focused sales force that serves these important customers. This group is responsible for all sales activities, contract negotiations and proactive account management.

We complement this marketing campaign with focused sales efforts directed to our target market using a variety of sales channels. Our primary sales methods are: direct sales; door to door sales; telemarketing; sales booths in strategically determined areas, including department stores, where potential customers carry out their shopping activities; MAPs (‘‘Módulos de Atención y Pago’’) which are Axtel-branded sales and service offices located at strategic locations within our targeted cities; and, sales distributors who are certified to carry out sales activities on our behalf and target specific niches.

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

Customer churn occurs primarily from our disconnecting customers for non-payment of bills. Churn also occurs when a customer chooses to switch to a competing service or to terminate service altogether. Churn results in the loss of future revenue from customers whose service is disconnected and limits our ability to recoup costs incurred in acquiring customers such as switching costs, commissions and installation costs. Our average monthly churn rate has increased to 1.4% during the twelve month period ended December 31, 2006 from 1.1% for 2005, as a result of management’s decision to disconnect lines in service or users that were part of our pre-paid and presubscription platforms, in order to maximize the return on our investments.

Pricing

In the residential market, in order to attract new subscribers, we actively promote attractive packages or bundles, which generate recurring monthly payments, like Axtel Libre, which offers unlimited local calling to mass market customers, or Axtel in a Box, a set of commercial packages we offer including local calling, minutes of long-distance and cellular and Internet access, under a single service at attractive prices for customers. Once a customer has chosen our services, we focus on customer satisfaction and offer the customer benefits, rather than lower pricing, in order to maximize our retention rate. For instance, under Axtel x 2 we install and activate second lines for a small charge and allow customers free service trials for value-added services. In the business market, we attract users by offering a wide variety of advanced telecommunications services, like VPNs, dedicated private lines, co-location and network monitoring, in addition to voice services, which differentiate us from most of our competitors. For voice products, we offer volume discounts on local calls and provide additional services and discounts to customers who sign long-term contracts. To date, this strategy has allowed us to capture significant market share without eroding the value of the market through excessive price competition.

We maintain our prices at market levels. We offer pricing plans that are simple in order to assure customers of the integrity of the billing process. Our pricing structure rewards consumption by increasing discounts in relation to the amount billed. Our ability to introduce new products such as Axtel in a Box, or Axtel Libre, allows us to position ourselves as a value-added provider rather than competing on price only.

Our Network

We provide services using a complementary nationwide long-haul fiber-optic network with a hybrid wireline and fixed wireless local access network designed to optimize capital expenditures through the deployment of network access equipment based on specific customer requirements. Our last-mile access options include fixed wireless access, point-to-point and point-to-multipoint wireless technologies, as well as metropolitan fiber rings. We switch our traffic using DMS equipment that interconnects with Telmex’s equipment and that of other local and long distance carriers in each city where we provide local service, as shown below.

The following summarizes our local infrastructure:

City	Fixed Wireless Access Sites	Symmetry (2)	Point-to- Multipoint Sites (3)	Point-to- Point	Switches	Metro Fiber Rings (Kms)

Monterrey	63	12	31	161	7	323.8
Guadalajara	59	4	23	141	5	124.3
Mexico	159	11	53	247	10	497.4
Puebla	19	1	7	51	1	64.9
Toluca	9	1	3	13	1	7.9
Leon	13	2	5	22	1	14.2
Queretaro	8	2	5	11	0	1.1
San Luis Potosi	11	2	5	2	0	3.1
Saltillo	7	1	4	2	0	15.3
Aguascalientes	9	2	4	2	0	4.1
Juarez(1)	10	2	6	3	1	3.3
Tijuana(1)	9	0	6	3	2	2.3
Torreon(1)	7	2	3	5	1	1.0
Veracruz(1)	5	3	3	6	1	8.6
Chihuahua(1)	6	2	5	3	1	2.9
Celaya	2	2	2	2	0	1.2
Irapuato	0	2	1	0	0	4.6

Total	396	51	166	674	31	1,079.8

(1)        Uses Remote Switch.

(2)	49 of the Symmetry-available Sites are within the Fixed Wireless Access Sites.

(3)	161 of the Point-to-Multipoint Sites are within the Fixed Wireless Access Sites.

Our wireless network uses customer access equipment, microwave radios, DMS switching and other equipment supplied by various vendors, including Airspan, SR Telecom, Nortel Networks and Siemens, among others. Our internet platform uses Cisco’s routing platform with Compaq servers and Microsoft software applications. Our metropolitan fiber networks use Lucent Technology Allwave fiber and Nortel Networks DNX SDH equipment. The combination of these network components enables us to deliver world-class network reliability and service to our customers.

Our long distance fiber-optic network is 7,700 kilometers in length using ‘‘non-zero dispersion shifted’’ fiber-optic and underground and optical-ground wire cable, which supports SDH and Dense Wavelength Division Multiplexing (‘‘DWDM’’) technology. SDH enables the deployment of bi-directional ring architecture, a system that allows for nearly instantaneous re-routing of traffic in the event of an equipment failure or a fiber-optic cut. DWDM technology enables expanded transmission capacity over the same physical infrastructure through the installation of additional electronics. Our long distance network connects 49 cities through owned infrastructure, and 154 additional cities through leased infrastructure.

Through our current use of fixed wireless access technology, including SR Telecom’s Symmetry technology, we are able to provide our customers quality voice service and up to 2 Mbps data speeds. Symmetry, a fixed-wireless access technology provided by SR Telecom, is an advanced solution which integrates voice and data capabilities under the same platform. Currently, we provide voice and data packages to mass market customers with Internet speed access from 256 kbps up to 2 mbps. We consider fixed wireless access technology to be ideal for our residential and micro and small business customers. Internet fixed wireless access technology, provides our customers with always-on data connections by using an internet protocol interface and dynamic timeslot assignments, which improves the data rates experienced by customers and also increases our network efficiency.

Basic voice and data services are delivered over all of our access technologies. Advanced data services and internet access with data rates ranging from 64 Kbps to 2,048 Kbps require deployment of additional equipment to support the customer’s requirements. In general, the capabilities of the access technologies increase directly with the cost of the solution. Our hybrid access capability enables us to:

•	provide a full range of voice, data and internet services;

•	rapidly meet demand;

•	penetrate specific target markets; and

•	scale the infrastructure deployed to market demand and individual customer requirements.

This network infrastructure allows us to satisfy the requirements of diverse components of the market while maintaining a low-cost position relative to our competition.

Build-out strategy

Our local network has generally been built on a modular basis. Once a region of opportunity has been identified and the decision to expand has been made, we build our network in tandem with our sales efforts within the region. This approach provides greater flexibility and minimizes the time lag between the incurrence of capital expenditures and the generation of service revenues. This model differs significantly from a traditional wireline network covering the same geographic area in which the vast majority of capital expenditures are incurred prior to obtaining customer subscriptions.

Last-mile connectivity

The last-mile connectivity portion of our network is comprised of a mix of wireless technologies as well as fiber optics for customers within our metropolitan fiber optics rings. Our access technology is determined by cost-effectiveness analysis, customer applications and availability of service. We use fixed wireless access to serve customers requiring between one and nine lines of plain old telephony service (‘‘POTS’’) in a single point of service. Point-to-multipoint is used for customers that require between 10 and 30 POTS and/or require low-speed (below 2,048 Kbps) dedicated private line accesses. Our point-to-point and fiber optics accesses are used for customers requiring digital trunks or dedicated private line accesses of more than 2Mbps. Hybrid solutions are being used in order to reach more customers by expanding service using digital loop concentrator and multi-tenant solutions.

We have contracts with Telefónica Data de México, a subsidiary of Telefónica de España, pursuant to which we acquired the right to use capacity in Telefonica’s long haul fiber infrastructure which is located between the northern border of Mexico and Mexico City. Pursuant to such contracts, Telefónica Data de México has the right to use a pair of dark fibers in a portion of our metropolitan fiber rings. We also maintain a similar agreement with Telereunión to use approximately 620 kilometers of long-distance fiber optic network in the Gulf of Mexico region.

Network backbone

As of December 31, 2006, our network backbone consisted of 1,079.8 kilometers of metropolitan fiber optic rings in the cities where we offer local services. Our network is comprised of several technologies, including fixed wireless access, point-to-point, point-to-multipoint and fiber optic links.

Switching

We use Nortel’s DMS-100 digital switches to route traffic in twelve cities and Nortel’s Call Server 2000 Softswitch to route traffic in five additional cities. We have four Nortel DMS-250 digital switches for long distance services are installed in the Main Switches Facilities to receive the traffic from more than 200 cities and international traffic from US and ROW. We have four Ericsson TL4 digital switches for local services, two located in Mexico, one in Monterrey and on in Guadalajara covering 16 cities. We use our one A5020 Alcatel Softswitch used for Netvoice services and Internet Dialup. We have two SoftX3000 Huawei Softswitches that provide local services in eight cities and all the International VoIP traffic.

Our DMS-100 switches are capable of handling approximately up to 100,000 lines and the CS 2000 softswitches can handle up to 160,000, using the current software release. Both of these systems work on a modular basis and provide analog lines, E1 digital lines, digital high-speed data services, centrex services and operator assisted services. In addition, the CS2000 Softswitch can also provide multimedia capabilities by supporting multiple next generation protocols. Both switches can also provide private clear-channel digital lines, data transmission and value-added services such as four digit dialing, conference, call back, caller ID, call waiting, hot line and hunt group.

Operational Support Systems

We have an information technology architecture that is based upon Siebel, a customer relationship management system, SAP software for enterprise resource planning, CSG Systems International software for billing and Net Boss, an advanced network management system. These systems enable us to perform on-line sales and service provisioning. We have been able to manage customer requests, generate accurate bills and produce timely financial statements. These systems allow us to respond to customer requests with speed, quality and accuracy.

Our Concessions

We believe we have purchased sufficient spectrum to fulfill the capacity requirements of our business plan including the offering of broadband services to our customers. We have concessions to offer local and long distance telephony services nationwide which have a term of 30 years and, subject to the satisfaction of certain conditions, are renewable for an additional 30-year period.

We hold concessions to use and exploit the following frequency bands:

•	Two 929 MHz for radio messaging services;

•	50 MHz at 3.4 GHz, nationwide, divided into 9 regions for local telephony using fixed wireless access technology;

•	56 MHz at 7 GHz, nationwide, for long-haul point-to-point transport (a 50/50 ownership with Alestra);

•	120 MHz in 3 regions and 60 MHz in the other 6 regions at 10.5 GHz, for point-to-multipoint access;

•	168 MHz at 15 GHz, nationwide, for point-to-point access and transport;

•	368 MHz at 23 GHz, nationwide, for point-to-point access and transport; and

•	112 MHz at 37 to 38.6 GHz, in 5 regions, for point-to-point transport.

Each of the spectrum licenses has a term of 20 years and may be renewed at our option for additional 20-year periods as long as we are in compliance with all of our obligations thereunder and with any new conditions imposed in accordance with the law and as long as an agreement is reached on any new conditions set forth by the SCT.

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

In November 2006, SCT granted, as part of Axtel’s concession, a new permit to provide short message services (‘‘SMS’’) to our clients.

We have the required regulatory authority to provide such services to Mexico’s entire population. Some of our concessions require us to offer services in certain geographic areas where we are not currently offering services. With respect to those geographical areas in which we were required to provide such services by December 2006, we have requested the necessary extensions to comply with this obligation. If we do not receive such extensions, the SCT could revoke the specific permits and concessions covering such territories in which we do not provide services. In the past we have been able to obtain extensions from the SCT in order to comply with such requirements and have been able to maintain in full force in effect our permits and concessions. However, in the event that we were to lose our concessions for these areas where we do not presently offer our services, our concessions for the geographic areas where we do presently offer our services would not be adversely affected.

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

Agreements are typically signed for one-year periods. When agreements are renewed, parties can renegotiate new terms and conditions such as rates, technical aspects and minimum level of service conditions. If the parties do not come to an agreement, the previous existing conditions remain in place under an automatic extension until the parties reach a new agreement, maintaining the same rights and obligations until the new agreement is formalized. Parties can request that COFETEL intervene to resolve the conditions that cannot be agreed upon. By law, parties cannot cease to provide interconnection services to other carriers without a written authorization from SCT. In accordance with Mexican Telecommunications Regulations, we have established interconnection agreements depending on the type of traffic, as follows:

Local interconnection

Local interconnection agreements are established between two local fixed telephony providers in order to exchange local calls between their networks. Local interconnection agreements include provisions concerning local switched and non-switched interconnection, signaling, co-location and local transiting, among others.

The two most important conditions in local interconnection agreements are the per-minute interconnection fee and the ‘‘bill and keep’’ agreement. The current interconnection fee is US$0.00975 per minute. We currently have two interconnection agreements with Telmex; one between Axtel and Telmex and another between Avantel and Telmex. The two most significant differences among these agreements are the expiration date and the imbalance threshold. The imbalance threshold under the bill and keep agreement refers to the difference between the outgoing and the incoming local traffic of any carrier. If in any given month, this difference falls below the permitted threshold, there are no payments among the carriers. If any carrier surpasses the threshold, payments have to be made between carriers for the full amount of the imbalance. The bill and keep agreements contain exceptions regarding internet traffic, long duration calls, traffic generated by call centers, trunking operators and traffic generated by new customers (for a six month period) so that these exceptions will not affect the calculation of the permitted imbalance percentage.

Axtel and Telmex’s agreement. Axtel entered into an interconnection agreement with Telmex in March of 1999. Axtel’s interconnection agreement with Telmex expired on December 31, 2005, and we are currently operating under the terms and conditions of the automatic extension until the parties mutually agree to extend the expired agreement or execute a new interconnection agreement. We have no deadline to sign the extension of the existing contract or enter into a new agreement. The threshold for the differential between incoming and outgoing traffic set in this agreement is 15% and no payments have been made to Telmex since operations started for Axtel.

Avantel and Telmex agreement. The Avantel interconnection agreement with Telmex was signed on October 1, 2006 and will expire on December 31, 2007. The threshold for the differential between incoming and outgoing traffic set in this agreement is 5%.

In addition to local interconnection agreements with Telmex, we have established interconnection agreements with most of the local fixed carriers, such as Teléfonos del Noroeste, S.A. de C.V. (‘‘Telnor’’), Alestra, Operadora Unefon, S.A. de C.V. (‘‘Unefon’’) and Maxcom. The terms and conditions for each agreement are similar to those established with Telmex. Although we have no local interconnection agreement with Megacable Comunicaciones de Mexico, S.A. de C.V. due to particular legal issues between them and COFETEL, traffic is exchanged and interconnected between us and them through transit agreements with Telmex.

Mobile interconnection

We have reciprocal interconnection agreements with all cellular providers (including Telcel, Unefon, Iusacell, Telefonica Movil, Cedetel, Norcel, Bajacel and Pegaso PCS) within each of the local coverage areas in which we operate. As of December 31, 2006, the wireline to mobile interconnection fee under the ‘‘calling party pays’’ mode payable to the cellular carriers was Ps. 1.54 per minute. In response to an administrative procedure we initiated against Telcel in 2005, effective October 1st to December 31, 2006, and also for 2007, Telcel is charging us Ps. 1.23 per minute.

Long distance interconnection

Acting as local network. This interconnection agreement allows long distance carriers to deliver long distance calls from their users to our local network. It also allows our users to made calls to a non-geographic numbers (800s) assigned by COFETEL to such long distance carriers. We have long distance interconnection agreements in place with major long distance carriers such as LADA (Telmex and Telnor long distance operation) or Alestra, among others. Carriers that have not established this interconnection agreement with us, use traffic through LADA or other carrier that maintains an agreement in place with us. As of December 31, 2006, the interconnection fee we receive from long distance carriers was US$0.01003 per minute (US$0.00975 plus a surcharge of 2.085% per minute).

Acting as long distance network. These interconnection agreements, established with Telmex, Telnor and Maxcom, allow us to deliver long distance calls from our users to a local network. It also allows users of the local network to made calls to a non-geographic numbers (800s) assigned by COFETEL to us. It also allows users of Telmex or Telnor who have choose Avantel as their long distance carrier to use Avantel long distance services. As of December 31, 2006, the interconnection fee we pay to local carriers was US$0.01003 per minute (US$0.00975 plus a surcharge of 2.085% per minute).

Prices and tariffs charged under these long distance interconnection agreements are denominated in US dollars and then converted into Mexican pesos based on monthly exchange rates published by Banco de Mexico.

International settlement

Mexican carriers entitled to operate an international gateway do not have any restriction on the volume of international traffic that they can terminate in Mexico, as long as they comply with the Mexican telecommunications regulations.

In addition, each carrier is free to negotiate the applicable rates for international calls terminating in Mexico. Prior to application, rates must be registered with COFETEL.

Customer Service

A key element of our competitive strategy is to consistently provide reliable, responsive customer service. In order to achieve this goal, we have established a 24/7 customer service center for voice, data and internet services which is staffed by highly trained personnel. We have implemented a comprehensive training, testing and certification program for all staff that directly interacts with customers.

We provide post-sales service on a nationwide basis through the following:

•	Customer Service provides post-sales customer support, ranging from general information, additions, moves and changes to billing inquires and technical support.

•	Operator Service is 24/7, providing directory assistance, wake-up calls, time of day, emergency calls and placing domestic and international long distance calls.

•	Repair Answer is our customer contact group that addresses and manages all customer trouble reports and provides on-line technical support and analysis.

•
Local Test analyzes and tests all trouble reports that are not resolved on-line by Repair Answer. This team is accountable for routing ‘‘in service’’ and ‘‘out of service’’ trouble reports to Repair Dispatch. Both Repair and Local Test work closely with our network maintenance center in order to monitor and fix network disruptions.

Additionally, with the acquisition of Avantel we added two National Management and Monitoring Centers located in Monterrey and Guadalajara.

Billing and Collection

We believe our billing and collection process is an important aspect of our competitive advantage.

Our billing team receives and validates the call detail record from the network and bills customers on a monthly basis, typically within 14 days from the end of the billing period. Bills are due typically 25 days from the end of the billing period for mass market customers, while carriers, corporate and government customers have extended periods.

An ongoing revenue assurance process, which consists of reviewing the billing stream, payments and adjustments, as well as fraud detection and control, has become part of our regular billing operation. This process has contributed to minimizing fraud and risk.

To facilitate the reception of payments and to make the payment process convenient for customers, we have developed a number of payment reception channels. Some of these channels are:

•	convenience stores;

•	banks;

•	Axtel MAPs (Axtel’s Sales and Payment Points);

•	e-billing;

•	Internet;

•	supermarkets;

•	automatic charges to credit cards, checking and debit accounts (upon customer approval); and

•	TELECOM (Mexico’s mail and telegraph company) outlets for Avantel customers only.

These channels provide easy and fast options for customers to select the most suitable and convenient alternative for a prompt payment.

To encourage customers to pay on time, we use preventive tactics such as calls to remind customers that have failed to pay promptly on their previous payment due dates and call interception. Additional procedures involve suspension of long distance and cellular outgoing calling, suspension of outbound calling and total suspension of service.

Past due accounts are turned over to external collections agencies 90 days after their due date (except for government accounts). Accounts are disconnected 180 days after their due date. Prior to disconnection, we conduct a negotiation of the outstanding balance with the customer as part of our retention efforts oriented to provide alternate solutions payment programs. Alternatives include reconnection of the service under a pre-payment scheme with a payment schedule for the outstanding balance.

Competition

We compete primarily in the local telephony services market on the basis of features, customer service and value. Our direct competitors are wireline and fixed wireless local telephony operators. We also compete directly in the long distance market and we now provide long distance services separately from our local telephony service.

We believe there may be additional opportunities for consolidation in the Mexican telecommunications industry. Although it is not our main strategy, we intend to review and evaluate opportunities from time to time and, if an appropriate opportunity arises, we may pursue it through the strategic acquisition of assets or an acquisition of, or combination with, another company.

Telmex. Our main local telephony competitor is Telmex, the former state-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than we have and serves all of the cities and markets that we serve. In addition, Telmex has an established customer base which represents the vast majority of the wireline local telephony lines in Mexico.

Telmex is the dominant provider of local telephony services and, as such, a significant number of our customers maintain an ongoing relationship with Telmex. Telmex has a presence throughout Mexico and its established and long-standing customer base gives it a substantial competitive advantage. See Item 3.D ‘‘Risk Factors—Risks Relating to Our Company—We depend on Telmex for interconnection and we may be forced to pay higher interconnection fees in the future, which could have a material adverse effect on our business and results of operations.’’

With the convergence legislation enacted in 2006, Telmex will be able to provide video subject to obtaining the modification of its concession and complying with certain other obligations. Telmex’s significant customer base provides significant leverage to develop the triple play services (voice, Internet and video) demand significantly. Telmex announced its intentions to offer triple-play services in the near future.

Alestra. Alestra commenced operations in 1996, providing only long distance telephony services to residential and business customers. In 2000, Alestra also started to offer local services to corporate customers in Mexico, Monterrey and Guadalajara, primarily. According to their 2006 20-F report, Alestra is owned 49% by AT&T Telecom Mexico, Inc., a wholly owned subsidiary of AT&T Inc. and 51% by Onexa, S.A. de C.V., a corporation owned by Alfa, S.A.B. de C.V. Their network consists of 5,000 kilometers of long-distance fiber and 950 kilometers of metropolitan rings.  Due to the acquisition by the former SBC Communications Inc. of the former AT&T Corp., AT&T Inc. acquired certain obligations and restrictions with Alestra concerning direct competition and mandatory net margin contribution, among others, due to the significant ownership that the former SBC Communications Inc., now AT&T Inc., maintain in Telmex.

Maxcom.  Maxcom commenced operations in 1999 targeting, initially, residential and small business customers in the cities of Puebla, Mexico City and Querétaro. More recently, through joint-venture agreements with other companies, they have added a small presence in the cities of Guadalajara, Monterrey, Toluca and San Luis. Maxcom has deployed a wireline network in these cities and after almost seven years of operations, its customer base has grown to approximately 192,716 as of December 31, 2006.

Cable Companies. By virtue of the convergence legislation issued by COFETEL in October 2006, we expect that starting next year the most important cable companies in Mexico will start providing local telephone services to residential and small business customers in Mexico’s major cities, including many where we have operations.

Other. The legislative initiatives passed in 2006 created a legal framework for broadcasting companies to eventually provide voice and data services.

Legal Proceedings

We are currently party to the following material legal proceedings:

Metronet Dispute

In October 2002, Metronet, S.A. de C.V. (‘‘Metronet’’) filed an action against us in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that we wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately US$3.8 million, plus other expenses and attorneys’ fees. The trial court ruled against us. Then, on appeal, the State Superior Court of Appeals ruled in our favor, releasing us from any liability and responsibility on the grounds that such letter of intent itself did not constitute a binding final agreement but a promise to enter a future contract. On November 12, 2004, Metronet requested constitutional review challenging such State Superior Court’s decision. On May 27, 2005, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. On July 7, 2005 the State Superior Court of Appeals ruled again in favor of Axtel, releasing us from any liability and responsibility. On August 5, 2005, Metronet requested constitutional review challenging the State Superior Court’s decision. On January 20, 2006, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. On April 18, 2006 the State Superior Court of Appeals issued a new resolution awarding Metronet damages of approximately US$5.4 million. On May 16, 2006, Metronet requested constitutional review challenging the State Superior Court’s decision, and Axtel on May 22, 2006 also requested constitutional review challenging such State Superior Court’s decision. On March 28, 2007, the Mexican Federal Court resolved the constitutional review requested by Axtel and Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. Currently the State Superior Court is reviewing and the resolution is pending.

Spectrasite Dispute

In March 2002, Spectrasite Communications Mexico, S. de R.L. de C.V. (‘‘Spectrasite Mexico’’) filed an action against us in the 30th Civil Court in Mexico City. Spectrasite Mexico is seeking recovery of a deposit in the amount of US$13.0 million that Spectrasite Mexico made with us in connection with a proposed sale-leaseback of towers. We, in turn, countersued Spectrasite Mexico and Spectrasite Communications Inc. for breach of contract in a related action. If the court rules against us, the deposit will have to be reimbursed as will Spectrasite Mexico’s legal costs and expenses and any other applicable amounts considered direct damages in accordance with applicable Mexican laws. If the court rules in our favor, we may be able to retain the deposit and/or any other applicable amounts considered as direct damages in accordance with applicable Mexican laws, in addition to receiving payment of our legal costs and expenses. On December 15, 2004, Spectrasite Communications Inc. was duly served. This procedure is in the discovery stage.

Global Link Dispute

On November 28, 2002, Global Link Telecom Corporation ("Global Link") requested a payment of one million US dollars from Avantel due to the fact that Global Link filed voluntary petition for reorganization under Chapter 11 of the US Bankruptcy Code. This amount relates to payments made by Global Telecommunications Solutions de Mexico, S. de R.L. de C.V. 90 days before the Global Link reorganization period began. In October 2003, the bankruptcy committee in charge of this case increased the requested amount to three million US dollars. The proceeding has now entered the discovery stage. Should Avantel not obtain a favorable resolution, it will be required pay up to three million dollars plus interest and legal expenses. However, recently we received a proposal from Global Link to pay US $350,000 and settle the dispute.  We expect to sign the agreement and make the settlement payment in April 2007. We do have a liability recognized for this amount in our books.

Regulatory Proceedings

In April 2006, COFETEL issued new general rules for the obligation to implement, on a national level, the system named ‘‘Calling Party Pays’’. Under the new legal framework the interconnection fees for national and international long distance calls will be increased. Axtel and Avantel have challenged such new legal framework in the administrative and judicial courts of Mexico. These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact these proceedings would have if they are not resolved in our favor.

In August 2006, COFETEL resolved interconnection disputes between us, Telcel and Avantel. In these resolutions COFETEL approved a reduction of the interconnection fees to be paid by us for calls terminated in Telcel’s network. Telcel challenged these resolutions. These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact these proceedings would have if they are not resolved in our favor. In addition to the foregoing, we expect that in 2007 COFETEL will resolve other interconnection disputes initiated by us against the remaining cellular telephone companies. We expect that COFETEL will approve a reduction of the interconnection fees with respect to such cellular telephone companies and we also expect that such companies will challenge such resolutions.

In December 2005, COFETEL determined the proportion of call attempts that each of the operators with an international port has the right to collect with respect to 1999 through 2004. Avantel challenged this resolution by initiating various administrative procedures. These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact these proceedings would have if they are not resolved in our favor.

Environmental, Health and Safety Matters

We are subject to laws and regulations relating to the protection of the environment and human health and safety, including those governing the management and disposal of hazardous substances and wastes and the cleanup of contamination. As an owner or operator of property and in connection with the current or historical use of hazardous substances at our sites, we could incur costs, including cleanup costs, fines and third-party claims, as a result of violations of or liabilities under environmental or health and safety laws and regulations. We believe, however, that our operations are in substantial compliance with all such laws and regulations.

Enforceability of Civil Liabilities Against Foreign Persons

We and our subsidiaries (except for one subsidiary organized in the United States) are either variable capital corporations (sociedades anónimas de capital variable), limited liability companies (sociedades de responsabilidad limitada de capital variable) or fixed capital corporations (sociedades anónimas) (organized under the laws of Mexico, and are headquartered, managed and operated outside of the United States (principally in Mexico). Most of our directors and all of our officers reside in Mexico. All or a substantial portion of our assets and the assets of most of our directors and all of our officers are located outside of the United States (principally in Mexico). As a result, it may not be possible for investors or our shareholders to effect service of process outside of Mexico or within the United States upon us or such persons, or to enforce a judgment obtained in the United States against us or them outside of Mexico or in the United States courts that is based on the civil liability provisions under laws of jurisdictions other than Mexico including the federal and state securities laws or other laws of the United States.

We have been advised by our special Mexican counsel, D&A Morales y Asociados, S.C., that no treaty is in effect between the United States and Mexico calling for the mutual recognition and enforcement of their respective judgments. The recognition by Mexican courts of a judgment rendered in the United States is usually done under the principle of reciprocity, which means that Mexican courts would reexamine judgments rendered in the United States if such foreign country would reexamine Mexican judgments. Mexican courts may enforce judgments rendered in the United States through a homologation procedure consisting of the review by such Mexican courts of the foreign judgment to ascertain whether certain requirements of due process, reciprocity and public policy have been complied with, without reviewing the merits of the subject matter of the case. A judgment rendered in the United States may or need not be recognized if, among others:

•
the foreign court did not have jurisdiction over the subject matter in a manner that is compatible with or analogous to Mexican laws or the subject matter is within the exclusive jurisdiction of Mexican courts;

•	the judgment was rendered under a system which does not provide procedures compatible with due process requirements;

•	enforcement of the judgment would be contrary to public policy of Mexico or generally accepted principles of international law;

•	the defendant did not receive adequate personal notice in sufficient time to defend itself;

•	the judgment is not final in the rendering state;

•	the judgment conflicts with another final judgment; or

•	the court of the rendering state would not enforce Mexican judgments as a matter of reciprocity.

Furthermore, there is doubt as to the enforceability, in actions originated in Mexico, of liabilities based in whole or in part on the United States federal or state securities laws, and as to the enforceability of judgments obtained in the United States in actions based in whole or in part on the civil liability provisions of United States federal or state securities laws.

Current Regulatory Environment

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

On March 31, 2006, the Mexican Federal Congress approved certain amendments to the Federal Television and Radio Law and the Telecommunication Law, which contains certain modifications to the legal framework of the broadcasting and telecommunications industries.

In October 2006 the SCT issued a new convergence program by which the concessionaires of telephony services are allowed to provide restricted television and audio services and the concessionaires of restricted television and audio services are allowed to provide telephony services as long as the concessionaries adhere and accept the program’s terms, which include among others, the obligation to allow telephone number portability.

Ownership restrictions. Under the Federal Telecommunications Law and the Mexican Foreign Investment Law (Ley Federal de Inversión Extranjera), basic telephony concessions may be granted only to:

•	Mexican individuals; and

•	Mexican corporations in which non-Mexicans own 49% or less of the full voting stock and that are not otherwise controlled by non-Mexicans.

However, in the case of concessions for cellular telecommunications services, foreign investment participation may exceed 49% of the voting stock with the prior approval of the Mexican Foreign Investment Bureau of the Mexican Ministry of Economy (Secretaría de Economía).

Pursuant to the Foreign Investment Law, the Mexican Ministry of Economy may also authorize the issuance of non-voting or limited-voting stock (also known as ‘‘neutral shares’’) that are not counted for purposes of determining the foreign investment percentage of a Mexican corporation under the Mexican Foreign Investment Law. Any share transfers resulting in a violation of these foreign ownership requirements are invalid under Mexican law.

Transfer. Concessions are transferable after the first three-year period of the concession. If the SCT approves the transfer of the concession title, the assignee agrees to comply with the terms of the concession and such a transfer does not violate the foreign ownership requirements of the Federal Telecommunications Law and the Mexican Foreign Investment Law.

Termination.A concession or a permit may be terminated pursuant to the Federal Telecommunications Law upon the following events:

•	expiration of its term;

•	resignation by the concession holder or the permit holder;

•	dissolution or bankruptcy of the concession holder or the permitholder; or

•	revocation by SCT.

Revocation.A concession or a permit may be revoked pursuant to the Federal Telecommunications Law upon the following events:

•	failure to exercise the rights of the concession within 180 days of its granting;

•	failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;

•	loss of the concession or permit holder’s Mexican nationality;

•	unauthorized assignment, transfer or encumbrance of the concession or permit;

•	unauthorized interruption of service;

•	taking any action that impairs the rights of other concessionaires or permit holders;

•	failure to comply with the obligations or conditions specified in the concession or permit; and

•	failure to pay the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession.

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

Rates for telecommunications services

Before the Federal Telecommunications Law was enacted, the SCT’s approval was required for setting the rates charged for all basic local, long distance and certain value-added local and long distance telecommunications services. Historically, the SCT permitted rate increases based on the cost of service, the level of competition, the financial situation of the carrier and certain macroeconomic factors. Carriers were not allowed to discount the rates authorized by the SCT, although operators occasionally waived activation fees on a promotional basis. Interconnection rates also required SCT approval. Rates for private dedicated circuit services through microwave networks and private networks through satellites were not regulated before the Federal Telecommunications Law was enacted.

Under the Federal Telecommunications Law, rates for telecommunications services (including local, cellular and long distance telephony services) are now freely determined by the providers of such services, except that such rates may not be set below a service provider’s long-term incremental cost.

In addition, COFETEL is authorized to impose specific rate, quality and service requirements on those companies determined by the Federal Antitrust Commission (Comisión Federal de Competencia) to have substantial market power pursuant to the provisions of Mexico’s antitrust statute. All rates for telecommunications services (other than value-added services) must be registered with COFETEL prior to becoming effective. The Federal Telecommunications Law prohibits telecommunications providers from cross-subsidizing among their services and requires that they keep separate accounting for each of their services.

The Mexican Antitrust Commission has found that Telmex has substantial power in the following five markets: interconnection, local services, domestic long distance services, international long distance services and long distance resale, as defined under Mexico’s antitrust statute. Based on this finding, COFETEL issued a resolution in September 2000 regulating Telmex as a dominant carrier and imposing special obligations regarding, among other things, quality of services, tariffs and information disclosure. However, Telmex has obtained an injunction against any potential action by COFETEL for the purpose of implementing such resolution. As a result of this in-junction, Telmex is not currently subject to the specific obligations covered by COFETEL’s resolution.

Tax law

Income tax rate in Mexico is 28%.  Mexican regulations allow companies to deduct tax losses against income tax, potentially reducing tax payments.

A.  Organizational Structure

Axtel, S.A.B. de C.V. has the following direct or indirect ownership interest in the following Capital Stock (all but Telecom Networks Inc. are subsidiaries incorporated in Mexico):

(i)	100% of the Capital Stock issued by AVANTEL, S. DE R.L. DE C.V.,

(ii)	100% of the Capital Stock issued by AVANTEL INFRAESTRUCTURA, S. DE R.L. DE C.V.,

(iii)	100% of the Capital Stock issued by INSTALACIONES Y CONTRATACIONES, S.A. DE C.V.,

(iv)	100% of the Capital Stock issued by IMPULSORA E INMOBILIARIA REGIONAL, S.A. DE C.V.,

(v)	100% of the Capital Stock issued by SERVICIOS AXTEL, S.A.B. DE C.V.,

(vi)	100% of the Capital Stock issued by AVANTEL SERVICIOS, S.A. DE C.V.,

(vii)	100% of the Capital Stock issued by AVANTEL RECURSOS, S.A. DE C.V.,

(viii)	100% of the Capital Stock issued by AVANTEL EQUIPOS, S.A. DE C.V.,

(ix)	100% of the Capital Stock issued by AVANTEL TELECOMUNICACIONES, S.A. DE C.V.,

(x)	100% of the Capital Stock issued by ADEQUIP, S.A.,

(xi)	100% of the Capital Stock issued by TELECOM NETWORKS INC. (incorporated in the U.S.A.), and

(xii)	50% of the Capital Stock issued by CONECTIVIDAD INALÁMBRICA 7 GHZ, S.DE R.L.

B.  Property, Plants and Equipment

All of our properties are located in Mexico. Our corporate headquarters are located in Monterrey, Mexico. Our Monterrey office consists of 39,779 square meters. The lease on this property expires in 2015. We also own nine buildings throughout the 17 cities where we operate. These are the facilities in which we have installed our switches and administrative offices. We have almost 400 towers on leased land throughout our service areas. All of our properties are located in Mexico.

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

A.  Operating Results

Overview

We provide multiple voice, data and internet services bundled into integrated telecommunications solutions for businesses and high-usage residential customers. We also offer services to foreign carriers with international traffic termination, as well as providing custom-made integrated telecommunications services to large corporate customers.  Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return achieved on our investment in infrastructure, sales and marketing and distribution.  .  In addition, we believe that customers prefer to purchase their telecommunications services from a single provider and receive a single bill.  We believe customer loyalty is increased with the provision of additional services, resulting in a lower customer churn rate.

Key performance indicators

Management evaluates the performance of the Company by tracking the following indicators:

	2004				2005				2006
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Revenues(1)	965.3	996.1	1,070.8	1,118.2	1,193.6	1,277.6	1,322.4	1,374.6	1,355.4	1,455.6	1,523.6	2,099.2
Local Service	665.6	709.2	749.7	769.1	823.4	900.1	931.6	979.1	962.5	1,027.0	1,067.9	1,120.6
Long Distance Services	95.3	99.5	106.1	109.5	107.6	119.2	123.7	119.7	109.4	125.2	129.0	244.2
Data	59.8	53.4	49.3	44.2	47.7	48.7	54.3	57.1	58.4	66.6	77.4	240.1
International traffic	87.5	79.4	102.3	126.1	129.7	119.9	119.8	121.4	114.3	120.8	117.0	180.7
Other Services	57.1	54.6	63.4	69.2	85.2	89.7	93.0	97.2	110.8	116.0	132.5	313.6
Cost of Revenues and Operating Expenses (1)	(629.4)	(656.2)	(721.5)	(795.9)	(801.4)	(833.7)	(848.7)	(885.3)	(864.3)	(938.0)	(988.3)	(1,415.8)
Access Lines (2)(3)(5)	369.2	388.2	418.0	453.8	490.2	529.7	567.2	605.9	648.4	697.0	733.1	792.5
Average Lines (2)(5)(6)	359.2	378.7	403.1	435.8	471.9	509.9	548.4	586.5	627.2	672.7	715.0	762.8
Monthly ARPU (4)(5)(7)	706.1	711.8	707.7	672.0	657.6	666.3	641.4	624.5	569.7	570.9	558.0	596.4
Customers (2)(3)(5)	248.9	257.5	271.8	289.2	307.9	327.7	347.5	368.2	394.0	422.0	444.6	502.4
Presubscription (LD) users (2)(3)(5)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	298.5

__________________________

(1)	Amounts in constant Ps. in millions as of December 31, 2006.
(2)	Amounts in thousands.
(3)	Figures as of the end of the period.
(4)	Amounts in constant Ps. as of December 31, 2006.
(5)	Unaudited information.
(6)	Average Lines is the result of the Access Lines at the beginning of the period plus Access Lines at the end of the period divided by 2.
(7)	Monthly ARPU is the result of the sum of local and long distance revenues divided with the Average Lines of the quarter divided by 3.

Revenues

We derive our revenues from:

•
Local calling services.  We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and a monthly fee for value added services.

•	Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

•	Data & Network. We generate revenues by providing data and network services, like Internet access, virtual private networks and private lines, to our customers.

•	International Traffic. We generate revenues by terminating international traffic from foreign carriers in Mexico.

•
Other services. We generate revenues from other services, which include, among others, activation fees for new customers, sale of customer premises equipments (“CPEs”) and revenues from integrated services billed to customers.

The following summarizes our revenues and percentage of revenues from operations from these sources:

	Revenues (1)				% of Revenues
	Year ended December 31,				Year Ended December 31,
Revenue Source	2003	2004	2005	2006	2003	2004	2005	2006
Local calling services	Ps. 2,444.9	Ps. 2,893.7	Ps. 3,634.2	Ps. 4,178.1	73.9%	69.7%	70.3%	64.9%
Long distance services	335.6	410.4	470.2	607.7	10.1%	9.9%	9.1%	9.4%
Data & Network	264.2	206.7	207.8	442.4	8.0%	5.0%	4.0%	6.9%
International Traffic	36.0	395.4	490.8	532.8	1.1%	9.5%	9.5%	8.3%
Other services	229.1	244.2	365.1	672.8	6.9%	5.9%	7.1%	10.5%
Total	Ps. 3,309.8	Ps. 4,150.4	Ps. 5,168.1	Ps. 6,433.9	100.0%	100.0%	100.0%	100.0%
______________________

(1)	Amounts in constant Ps. in millions as of December 31, 2006.

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

Average Revenue Per User (ARPU)

Average revenue per user is used as an industry-standard measurement of a telecommunications company’s ability to maximize the amount of recurring revenues it derives from each customer in light of the amount of capital expenditures made to attract such customer.  This measurement allows us to gauge our return on investment as compared with both our domestic competitors in Mexico as well as other telecommunication services providers abroad.

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

Year Over Year Comparisons

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Revenues from Operations

Revenues for 2006 were Ps. $6,433.9 million, compared to Ps. $5,168.1 million in 2005, an increase of Ps. $1,265.7 million or 25%.  The number of access lines increased to 792,532 from 605,904, an increase of 31%, and our average revenue per user decreased from Ps. 645.7 pesos in 2005 to Ps. 564.4 pesos in 2006.

Local services. Local service revenues for the twelve-month period ended December 31, 2006, totaled Ps. 4,178.1 million, a growth of Ps. 543.9 million, or 15%, from Ps. 3,634.2 million recorded in 2005. This change is due to increased monthly rents, value-added services and cellular revenues due to a higher number of lines in service.

Long distance services. In 2006, long distance service revenues increased to Ps. 607.7 million from Ps. 470.2 million registered in 2005, an increase of Ps. 137.5 million, or 29%, primarily due to the growth in the number of lines in service and larger penetration of bundled offers including long distance minutes.

Data & Network. Data and network service revenues increased to Ps. 442.4 million for the twelve-month period ended December 31, 2006, compared to Ps. 207.8 million in 2005, an increase of Ps. 234.6 million, or 113%. The increase is explained by a Ps. 163.7 million contribution from Avantel in December and the remaining growth balance is due to increased data services provided primarily to business customers.

International traffic. Revenues generated from international calls terminated in Mexico totaled Ps. 532.8 million in 2006, compared to Ps. 490.8 million in 2005, an increase of Ps. 41.9 million, or 9%. This growth is due to handling more international traffic in 2006 compared to the previous year.

Other services. Revenue from other services accounted for Ps. 672.8 million in 2006, an increase of Ps. 307.8 million, or 84%, from Ps. 365.1 million registered in 2005, primarily due to Ps. 119.9 million contributed from integrated services and Ps. 79.4 million from the sale of customer premises equipments (“CPEs”).  Activation fees and other revenues related to a higher number of lines in service made up the difference.

Cost of Revenues and Operating Expenses

Cost of Revenues. Cost of revenues was Ps. 2,028.1 million in 2006, compared to Ps. $1,613.3 million in 2005, an increase of Ps. 414.8 million, or 26%, year-over-year. This growth was primarily due to Ps. 106.5 and Ps. 102.7 million increases in costs related to the “calling party pays” scheme and long-distance termination costs, respectively. Additionally, costs related to integrated services totaled Ps. 72.7 million, being these services not provided prior to the acquisition of Avantel.

Operating Expenses. For the twelve-month period ended December 31, 2006, operating expenses increased to Ps. 2,178.2 million, from Ps. 1,755.8 million in 2005, an increase of Ps. 422.4 million, or 24%. Increased personnel expenses of Ps. 201.0 million, expenses related to Avantel’s integration and other expenses related to the five new cities opened in 2006 were the main factors that generated this increase.

Depreciation and Amortization. Depreciation and amortization totaled Ps. 1,503.5 million in 2006, compared to Ps. 1,176.0 million in 2005, a growth of Ps. 327.5 million or 28%. The year-over-year increase reflects our organic capital expenditures, and the acquisition of assets from Avantel.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenues from Operations

Revenues from operations increased to Ps. 5,168.1 million for 2005 from Ps. 4,150.4 million for 2004, an increase of Ps. 1,017.7 million, or 25%.  The number of access lines increased to 605,904 in 2005 from 453,519 in 2004, an increase of 34%, and our average revenue per user decreased from Ps. 686.1 pesos in 2004 to Ps. 645.7 pesos in 2005.

Local services.  Local service revenues increased to Ps. 3,634.2 million for 2005 from Ps. 2,893.7 million for 2004, an increase of Ps. 740.5 million, or 26%.  This growth reflects an increase in lines in service, combined with an enhanced focus on high value offers that improved our monthly rent revenues.

Long distance services.  Long distance services revenues increased to Ps. 470.2 million for 2005 from Ps. 410.4 million for 2004, an increase of Ps. 59.8 million, or 15%.  This is a consequence of a higher number of access lines.

Data & Network. Data and network service revenues increased to Ps. 207.8 million for the twelve-month period ended December 31, 2005, compared to Ps. 206.7 million in 2004, an increase of Ps. 1.2 million, or 1%. The increase is explained by a Ps. 6.4 million contribution from private lines and a Ps. 5.3 million decrease from Internet services reflecting proximity technology’s limited capability to provide mass-market broadband solutions.

International traffic. Revenues generated from international calls terminated in Mexico totaled Ps. 490.8 million in 2005, compared to Ps. 395.4 million in 2004, an increase of Ps. 95.4 million, or 24%. This growth was due to increased volume in 2005 compared to 2004.

Other services.  Revenue from other services increased to Ps. 365.1 million in 2005 from Ps. 244.2 million during 2004, an increase of Ps. 120.8 million, or 49%. The increase was due to  Ps. 44.0 million or 47% higher activation fees and Ps. 10.6 million from CPE sales, among others.

Cost of Revenues and Operating Expenses

Cost of Revenues.  Cost of revenues from operations increased to Ps. 1,613.3 million for 2005 from Ps. 1,321.6 million in 2004, an increase of Ps. 291.8 million, or 22%.  This growth was due primarily to a Ps. 189.1 million increase in our underlying costs related to calling party pays calls, and a Ps. 65.8 million increase in long distance costs due to our increase in access lines during the year.

Operating expenses.  Operating expenses increased to Ps. 1,755.8 million for 2005 from Ps. 1,481.5 million for 2004, an increase of, Ps. 274.3 million or 19%.  This increase was attributable primarily to increases in rents, salaries, and sales commissions, which were in connection with our geographical expansion.  Operating expenses represented 34% of sales in 2005, which compared favorably to 36% in 2004.

Depreciation and Amortization.  Depreciation and amortization from continuing operations increased to Ps. 1,176.0 million for 2005 from Ps. 1,076.1 million for 2004, an increase of Ps. 99.9 million, or 9%.  This increase in depreciation and amortization reflects our growth and capital expenditures.

US GAAP Reconciliation

We describe below the principal differences between Mexican GAAP and US GAAP that relate to the operations of Axtel.  See Note 24 to the audited consolidated financial statements for reconciliation to US GAAP of shareholders’ equity and net income (loss) for the respective periods presented.

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

Revenue recognition.  In accordance with Mexican GAAP, we recognized activation fees received upon installation and activation of services when the customer has a contract with an indefinite term. Conversely, US GAAP SAB 104 indicates that the activation is deferred and recognized over the expected term of the customer relationship beginning on the date the service was installed.

Devaluation and Inflation

On December 20, 1994, the Mexican government responded to exchange rate pressures by increasing the upper limit of the then existing free market peso/US dollar exchange rate band by 15% and, two days later, by eliminating the band to allow the peso to fluctuate freely against the US dollar. This resulted in a major devaluation of the peso relative to the US dollar. While the noon buying rate had been Ps. 3.47 per US$1.00 on December 19, 1994, by December 31, 1994 the noon buying rate had fallen to over Ps. 5.00 per US$1.00, representing a 44.1% devaluation. The peso continued to decline against the US dollar during 1995, closing at a noon buying rate of Ps. 7.74 per US$1.00 on December 31, 1995, which represented a 54.8% devaluation relative to the US dollar for the year.

The Mexican economy began to recover in 1996 and 1997, as exchange rates stabilized, inflation decreased and real gross domestic product grew by 5.2% and 6.8%, respectively. However, the financial crisis in Asia and Russia, together with the weakness in the price of oil in 1998, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the peso, which devalued 22.7% relative to the US dollar. In 1999, the peso appreciated 4.0% relative to the US dollar. From 1999-2000, the peso-to-dollar denominated exchange rate remained relatively stable. In 2001, the peso-to-dollar exchange rate showed a slight recovery of 4.6% from Ps. 9.61 on December 31, 2000 to Ps. 9.17 on December 31, 2001. However, in 2002, the peso devaluated 13.8% relative to the US dollar. In 2003, the peso devalued approximately 7.6% relative to the US dollar. During the years ended December 31, 2004, 2005 and 2006, the peso appreciated 0.8%, 4.6% and depreciated 1.6% (in nominal terms) respectively, relative to the US dollar.

Peso devaluation has contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% in 1998. In 1999, 2000 and 2001, the inflation rate decreased to 12.3%, 9.0% and 4.4%, respectively. In 2002, 2003, 2004 and 2005, the inflation rate was 5.7%, 4.0%, 5.2% and 3.3%, respectively.  For the twelve month period ending on December 31, 2006, the inflation rate was 4.1%.

The general economic conditions in Mexico resulting from a devaluation of the peso and inflation may have a negative impact on Axtel’s results of operations and financial condition, primarily as a result of:

•	the resulting decrease in the purchasing power of Mexican consumers, which results in a decrease in the demand for telephony services;

•	Axtel’s inability, due to competitive pressures, to increase its prices in line with inflation; and

•	an increase in the peso-carrying amount of its US dollar-denominated debt, reflecting the additional amounts of pesos required to meet such debt.

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

Recently issued accounting pronouncements under Mexican GAAP

Through May 2004, the Accounting Principles Commission (Comisión de Principios de Contabilidad, or ‘‘CPC’’) of the Mexican Institute of Public Accountants was in charge of issuing accounting standards in Mexico. Those standards are contained in the Bulletins of Generally Accepted Accounting Principles (‘‘Bulletins’’), which are deemed standards, and in the Circulars, that are regarded as opinions or interpretations.

Beginning June 1, 2004, the aforementioned function was transferred to the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, or ‘‘CINIF’’). CINIF is an entity whose objectives are to develop Financial Reporting Standards (‘‘FRS’’) in Mexico that are useful to both issuers and users of financial information, as well as to achieve as much consistency as possible with the International Financial Reporting Standards issued by the International Accounting Standards Board.

Through December 2005, CINIF has issued eight series A and one series B Financial Reporting Standards. Therefore, Mexican FRS currently include both the standards issued by CINIF and the Bulletins and Circulars issued by CPC, that have not been revised, substituted or superseded by the new FRS.

The principal changes included in the aforementioned FRS, which were effective for fiscal years beginning after December 31, 2005, are the following:

a)	Donations received are included in the results of operations, instead of in contributed capital.

b)	Elimination of special and extraordinary items, classifying income statement items as ordinary and non-ordinary.

c)	Retroactive recognition of the effects of changes in particular standards.

d)	Disclosure of the authorized date for issuance of financial statements, as well as the officer or body authorizing issuance.

The company considers that the adoption of these recently issued accounting standards did not have an impact in the company’s financial statement.

Recently issued accounting pronouncements under US GAAPIn September 2005, the Emerging Issues Task Force (EITF) issued EITF Issue No. 04-13 Accounting for Purchases and Sales of Inventory the Same Counterparty (EITF 04-13). EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on our financial statements.

In September 2006, the FASB issued FASB Statement No.157, Fair Value Measurement (Statement 157). SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fairt value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. We are required to adopt statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. We are currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

In September 2006, the FASB´s Emerging Issues Task Force reached a consensus on Issue N.06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (EITF 06-4). EITF 06-4 provides guidance on the accounting for arrangements in which an employer owns and controls the insurance policy and has agreed to share a portion of the cash surrender value and/or death benefit with the employee. This guidance requires an employer to record a postretirement benefit, in accordance with FASB Statement No.106, Employers´Accounting for PostretirementBenefits Other Than Pensions” or APB Opinion N.12, “Omnibus Opinion-1967,  if there is an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period. This guidance is effective for reporting periods beginning after December 15, 2007. We are in the process of assessing the impact of adopting EITF 06-4 on its results of operations and financial position; however, we currently expect that additional liabilities may be required to be recognized upon implementation of the consensus based on the current terms of certain life insurance arrangements with our executive officers.

In September 2006, the FASB´s Emerging Issues Task Force reached a consensus on Issue No.06-5, Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No.85-4, Accounting for Purchase of Life Insurance  (EITF 06-5). EITF 06-5 provides guidance on how an entity should determine the amount that could be realized under a life insurance contract at the balance sheet date. This guidance requires that the cash surrender value and any additional amounts provided by the contractual terms of the life insurance policy that are realizable at the balance sheet date should be considered in determining the amount that could be realized. This guidance is effective for reporting periods beginning after December 15, 2006. We do not anticipate that the adoptions of EITF 06-5 will have a material impact on our results of operations and financial position.

In September 2006, the FASB issued FASB staff Position No.AUD AIR-1, Accounting for Planned Major Maintenance Activities. This guidance prohibits the use of the accrue-in advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for reporting periods beginning after December 15,2006. The provisions of the Staff Position are consistent with our current policies and we do not anticipate that the adoption of the provisions of this guidance will have a material impact on our results of operation and financial presentation.

In July 2006, the FASB issued FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statement and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are in the process of assessing the impact of adopting FIN 48 on our results of operations and financial position.

Recently adopted US GAAP accounting standards

Effective January 1, 2006,we adopted the fair value recognition provision of Statement 123 (R) using the modified-prospective-transition method (refer to note 1(p)).

Effective January 1, 2006, we adopted FASB Statement No.151, Inventory Costs-an Amendment of ARB No.43, Chapter 4 (Statement 151). Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period charges. In addition, Statement 151 requires that allocation of fixed production overheads be based on the normal capacity of the production facilities.Our current procedures follow these guidelines and therefore the adoption of Statement 157 had no impact on the valuation of inventory or charges to cost of sales.

Effective January 1, 2006,we adopted the disclosure requirements of EITF Issue No.06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is, gross versus net presentation) for tax receipts on the face for their income statements (refer to note 1 (g)). The scope of this guidance includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes (gross receipts taxes are excluded). We have historically presented such taxes on a net basis.

Critical Accounting Policies

Our consolidated financial statements included elsewhere in this Form 20-F have been prepared in accordance with Mexican GAAP, which differ in significant respects from US GAAP.  See Note 24 to our consolidated financial statements, included elsewhere in this Form 20-F, for a description and the effects of the principal differences between Mexican GAAP and US GAAP as they relate to us.

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

Significant judgment is required to appropriately assess the amounts of tax assets. Axtel records tax assets when it believes there will be enough future taxable income for the realization of such deductible temporary difference. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

Recognition of the effects of inflation

Under Mexican GAAP, the financial statements are restated to reflect the loss of purchasing power (inflation) of their functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, property, systems and equipment and deferred charges, with the exception and the equity accounts, are restated to account for inflation using the Mexican National Consumer Price Index published by Banco de México (central bank). The result is reflected as an increase in the carrying value of each item. Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

Impairment of long-lived assets

Axtel evaluates periodically the adjusted values of its property, plant, systems and equipment and other non-current assets, to determine whether there is an indication of potential impairment.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds the expected net revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value and are no longer depreciated.

Revenue recognition

Our revenues are recognized when earned, as follows:

•
Local calling services. We  generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls ("measured service"), a per minute usage fee for calls completed on a cellular line ("calling party pays" or "CPP calls") and a monthly fee for value-added services when requested by the customer. The costs related to the termination of our customers' cellular in other carriers' networks are charged to cost in the same month that the revenue is earned.

•
Long distance services. We generate revenues by providing long distance services for our customers' completed calls. The costs related to the termination of our customers' long distance calls in other carriers' networks are charged to cost in the same month that the revenue is earned.

•
Data & Network. We generate revenues by providing Internet, data and network services, like virtual private networks and dedicated private lines. The costs related to providing Internet, data and network services to our customers are charged to cost in the same month that the revenue is earned.

•
International Traffic. We generate revenues terminating international traffic from foreign carriers. The costs related to the termination of international traffic are charged to cost in the same month that the revenue is earned.

•
Other Services. We generate revenues from other services, which include among others, activation fees, equipment installation and customer premises equipment (‘‘CPE’’) for new customers as well as custom-made integrated telecommunications services to corporate customers.

Other costs and expenses related to sales and marketing, costs of leasing land related to our operations and maintenance of the network, billing, payment processing, operator services and our leasing of private circuit links are recorded as incurred.

For revenue recognition purposes we follow US GAAP.

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

(d)           collection is reasonably assured.

SAB 104, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 104 is activation revenues from telecommunication services.  The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 104, for purposes of the US GAAP reconciliation, we have deferred the activation revenues over a three-year period starting in the month such charge is originated.  This period was determined based on our experience.  The net effect of the deferral and amortization is presented in the US GAAP reconciliation presented in this Form 20-F.

Estimated useful lives of plant, property and equipment

Axtel estimates the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of its costs, amounting in 2006 to Ps. 1,362.1 million, or 24% of its operating costs and expenses.

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

Derivative financial instruments

Axtel accounts for derivatives and hedging activities in accordance with Bulletin C-10 for Mexican GAAP and FASB Statement No. 133, for US GAAP, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which require that all derivative instruments be recorded on the balance sheet date at their respective fair values, including those derivatives embedded in financial or non financial contractual agreements.

We use financial derivative instruments in order to manage financial exposures, specially foreign exchange related, included on either recognized assets or liabilities, or exposures derived from firm commitments or highly expected forecast transactions which have not yet been recognized as assets or liabilities within our balance sheet. On the date derivatives contracts are entered into,we formally designate them into a hedging relationship, as foreign currency hedge to either mitigate the fair value risk or the variability of foreign-currency related exposures, under the corresponding fair value or through the cash flow hedge accounting model. For all hedging relationships, we formally document them, including its risk-management objective and strategy for undertaking the hedge, the hedged item, the nature of the hedge risk(s) within such hedged item, the hedge instrument and how the hedging instrument's effectiveness will be robust enough in offsetting the hedged risk on both a prospective and retrospective basis, including a description on how hedge ineffectiveness will be measured and recognized within earnings. Changes in the fair value of a derivative that is highly effective in mitigating the foreign exchange variability is recorded net of deferred taxation in the other comprehensive income section of equity. Hedge ineffectiveness is recognized in the statement of operations.

We use currency swap contracts to reduce the risk resulting from foreign exchange rate fluctuations of the Mexican Peso versus the US dollar. These currency swaps involve the exchange of cash flows originated by the exchange of currencies fluctuations. Net amounts paid or received are reflected as adjustments to interest expense within earnings.

We will discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is designated as a hedging instrument, because management determines that the designation of the derivative as a hedging instrument is no longer appropriate.

In all situations in which hedge accounting is discontinued and the derivative is retained, we continue to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.

Inventory

We periodically examine our inventory in order to determine its obsolescence.  Based on these examinations, we might be required to establish reserves to provide for obsolescence.  To date, those circumstances have not arisen to establish such a reserve.

Doubtful Accounts

We believe that proper management of our working capital is essential to successful management of our finances generally.  For this reason, controlling and monitoring of our accounts receivable is a priority in daily financial management.  In furtherance of the above, we have established a policy of reserving for all balances over 30 days past due.

Business Combinations

Due to the recent acquisition of Avantel, we adopted Bulletin B7 of Mexican GAAP and FAS 141 which provides proper procedures that must be implemented in order to record the integration of acquired enterprises.

A.  Liquidity and Capital Resources

Liquidity and Capital Resources

Historically we have relied primarily on vendor financing, the proceeds of the sale of securities, internal cash from operations and the proceeds from bank debt to fund our operations, capital expenditures and working capital requirements.  Although we believe that we would be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations, we may seek additional financing in the capital markets from time to time depending on market conditions and our financial requirements.  We will continue to focus on investments in property, systems and equipment (fixed assets) and working capital management, including the collection of accounts receivable and management of accounts payable.

Net resources provided by operating activities was Ps. 2,440.4 million, Ps. 1,468.9 million and Ps. 1,194.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Net resources used in investing activities was Ps. 8,481.8 million, Ps. 1,759.7 million and Ps. 1.646.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.  These cash flows primarily reflect investments in property, systems and equipment of Ps. 7,570.0 million, Ps. 1,703.1 million and Ps. 1,570.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Net resources provided by (used in) financing activities from continuing operations was Ps. 5,251.6 million, Ps. 1,662.6 million and Ps. (100.6) million for the years ended December 31, 2006, 2005 and 2004, respectively.

Since our inception, we have invested over Ps. 18,776.7 million as we built out our infrastructure.  Our total investment in property, systems and equipment was approximately Ps. 7,570.0 million in 2006, which included a significant portion of assets from Avantel.  We expect to make additional investments in future years as we selectively expand our network into other areas of Mexico in order to exploit market opportunities as well as to maintain our existing network and facilities.

Indebtedness

During the twelve-month period ended on December 31, 2006, we incurred in significant new indebtedness to finance the acquisition of Avantel. In addition, in February 2006, we prepaid Ps. 944.1 million (US$87.5 million) of the 11% Senior Notes due in 2013 with some of the proceeds of the initial public offering of December 2005. See Item 11  “Quantitative and Qualitative Disclosures About Market Risk”, for hedging transactions related to our indebtedness. The following table summarizes our total debt, currency and interest rate structure as of December 31, 2006.

	Amount	Currency	Interest Rate
2008 Bridge Loan	3,383.4	USD	Floating rate
2012 Syndicated Term Loan - peso tranche	1,042.4	MXN	Floating rate
2012 Syndicated Term Loan - US dollar tranche	1,199.4	USD	Floating rate
2013 Senior Notes	1,768.2	USD	Fixed rate
Avantel - Telmex Capital Lease Obligation	572.2	MXN	Fixed rate
Other Leasings	154.4	MXN and USD	both
Notes Premium and Accrued Interest	47.0	n.a.	n.a.
Total Debt	8,166.9

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

B.  Research and development, patents and licenses, etc.

Not applicable.

C.  Trend information.

The following discussion contains forward-looking statements that reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. In this Form 20-F, the words "expects," "believes," ”anticipates," "estimates," "intends," "plans," "probable" and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements necessarily involve risks and uncertainties that could cause actual results to differ.

Year 2006 represented a milestone for Axtel with the acquisition of Avantel. Among other, we significantly increased our scale, complemented our business and infrastructure and enhanced our portfolio of product and services.  We expect to continue growing primarily from customer acquisitions within our current markets as we continue to expand our coverage and capacity in the major metropolitan areas that we currently serve.  We also expect to expand into selected geographies we do not yet serve through organic growth and, possibly, strategic acquisitions or commercial agreements. The Mexican telecommunications industry is highly influenced by various factors, such as: (i) competition in local services, long distance, data, internet, voice over internet protocol, or VoIP, services and video; (ii) ability to attract subscribers; (iii) changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes; (iv) the effects of governmental regulation of the Mexican telecommunications industry; (v) declining rates for long distance traffic; and (vi) other factors described in this Form 20-F.

Therefore, a number of factors that have been particularly significant to the results of operations for the periods discussed in this Form 20-F, and the expected results for upcoming years, requires an appreciation of the telecommunications industry in Mexico, competition from existing and new entrants, prices in local and long-distance services, economic conditions in Mexico and the U.S.A., exchange and inflation rates, among many other factors described in this Form 20-F.

E..  Off-balance sheet arrangements.

We do not maintain any material or in-material off-balance sheet transactions.

F.  Tabular disclosure of contractual obligations.

The following table discloses aggregate information about our contractual obligations as of December 31, 2006, and the periods in which payments are due.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	pro forma, payments due by period (US$ in millions)
Debt maturing within one year	14.5	14.5	—	—	—
Long-term debt	731.7	—	358.7	210.5	162.5
Interest payments	222.5	55.8	77.7	53.2	35.8
Operating leases	143.7	28.3	45.6	35.7	34.1
Total contractual cash obligation	1,112.4	98.6	482.0	299.4	232.4

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Pursuant to our bylaws (estatutos) and Mexican law, management is entrusted to a Board of Directors and a Chief Executive Officer. The Board of Directors is composed of a maximum of 21 regular members and their respective alternate directors, as approved by a shareholders meeting. At least 25% of the members of the Board of Directors must be independent pursuant to the new Mexican Securities Market Law. Our Board of Directors currently is comprised of nine regular members and nine alternate directors. Pursuant to our bylaws and Mexican law, the members of the Board of Directors remain in office for thirty days after their resignation or conclusion of the term to which they were appointed unless replaced; the Board of Directors may appoint provisional members.

The following table presents information concerning our directors and executive officers as of April 27, 2007:

Officer	Position
Tomás Milmo Santos	Chairman, Director and Chief Executive Officer
Patricio Jiménez Barrera	Chief Financial Officer and Director
Andres Velázquez Romero(1)	Executive Director - Mass and Business Markets and Alternate Director
Bruno Gustavo Ramos Maza	Executive Director - Strategic Accounts
Ivan Alonso Hernandez	Executive Director - Technology
Alberto de Villasante Herbert(1)	Executive Director - Negotiations, Alliances and Institutional Relations and Alternate Director
Rafael Garza Blanc	Vice President of Human Resources
Gerardo Gonzalez Villarreal	Audit Director
Federico Gil Chaveznava	General Counsel
Thomas Milmo Zambrano	Director
Alberto Santos de Hoyos	Director
Lorenzo H. Zambrano Treviño	Director
Alberto Garza Santos	Director
Héctor Medina Aguiar	Director

Officer	Position
Bernardo Guerra Treviño(2)(3)	Director
Fernando Quiroz Robles(2)(3)	Director
Lawrence H. Guffey(2)(3)	Director
Francisco Garza Zambrano(1)	Alternate Director
Alberto Santos Boesch(1)	Alternate Director
David Garza Santos(1)	Alternate Director
Ramiro Villarreal Morales(1)	Alternate Director
Mauricio Morales Sada(1)	Alternate Director
Javier Arrigunaga Gomez del Campo(1)	Alternate Director
Benjamin Jenkins(1)	Alternate Director

(1)	The role of alternate director is to perform the role of the primary director if the primary director is not in attendance.

(2)	Independent Directors.

(3)	Member of audit and corporate practices committee.

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

Tomás Milmo Santos has held the position of Chief Executive Officer of Axtel since 1994 and Director since October 1997. Mr. Milmo was also appointed Chairman of the Board of Directors in October 2003. Prior to joining Axtel, Mr. Milmo worked at Carbonifera de San Patricio, S.A. de C.V., a medium sized mining company in Mexico. In 1988 he was named CEO of that same company, holding this post until 1990, when he founded and became CEO of Milmar, S.A. de C.V., a housing development company that developed and sold over 10,000 homes between 1990 and 1993. He is a member of the Board of Directors of Cemex, S.A. de C.V., HSBC Mexico S.A., ITESM (Tec de Monterrey) and Universidad de Monterrey. Mr. Milmo holds a degree in Business Economics from Stanford University.

Patricio Jiménez Barrera has held the position of Chief Financial Officer of Axtel since January 1998. Prior to joining Axtel, Mr. Jiménez held a variety of finance-related positions, including an investment banker while at Invermexico Casa de Bolsa, a corporate treasurer while at Grupo Cydsa, S.A. and an investment banker, international treasurer, financing and correspondent banker while at Banca Serfín, S.A. (Mexico’s third largest bank). Immediately prior to joining Axtel, Mr. Jiménez was responsible for the International Division at Banca Serfín, S.A. He is a member of the board of Seguros Banorte Generali and Pensiones Banorte Generali. Mr. Jiménez is a CPA and holds a degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Andrés Velázquez Romero has held the position of Executive Director of Mass and Business Markets in Axtel since March 2007. Prior to his current position, Mr. Velazquez held various Senior Management positions in Axtel including Exectuive Director for Central Region and Treasurer and Administrative Director.  Mr. Velázquez has been responsible for treasury, risk management, credit lines, funding structure and foreign exchange for a number of banking institutions. Prior to joining Axtel, he was the COO in charge of the Banca Serfín International Agency in New York. Mr. Velázquez holds a degree in Economics from the ITAM in Mexico City.

Ivan Alonso Hernández has held the position of  Executive Director of Technology since May 2002. Prior to his present position, Mr. Alonso held the Information Technology and Business Process Director positions at Axtel. Mr. Alonso has over 17 years experience in information technology and telecommunications areas with various companies, including Copamex Services & Real Estate Division. He has also collaborated with financing institutions including Banco del Atlantico & Banpais, with responsibility for the telecommunications group of its Northeast Division. Mr. Alonso holds a B.S. degree in Electronics and Communications Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

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

Gerardo Gonzalez Villarreal has held the position of Audit Director in Axtel since March 2000. Prior to his current position, Mr. González held the Comptroller Director position.  Mr. González has over 20 years experience in the audit, tax and accounting field. Prior to joining Axtel, he collaborated with international accounting firms such as Coopers & Lybrand International and DFK International, as well as a member of the Mexican and International DFK Audit Committee, performing as Chairman in the Mexican accounting firms. Mr. González holds a degree as CPA & BA from Universidad del Norte.

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

Alberto Santos de Hoyos has been a Director of Axtel since October 1997. Mr. Santos is a director of Banco de México (regional), Grupo Cydsa, S.A., Sigma Alimentos and Seguros Comercial America. He has been Senator and Representative of the Mexican Congress; President and Vice-President of the Cámara de la Industria de Transformación de Nuevo León; Vice-President of the Mexican Confederación de Cámaras Industriales (CONCAMIN); and President of the Comisión de Productos Básicos of CONCAMIN; President of the Cámara Nacional de la Industria Azucarera y Alcoholera. Mr. Santos has also been Chairman of the Board, CEO and director of Gamesa. Mr. Santos holds a degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Lorenzo Zambrano Treviño has been a Director of Axtel since October 1997. Mr. Zambrano is the Chairman of the Board and CEO of Cemex, S.A. de C.V. He is also the Chairman of the Boards of Directors of the Instituto Tecnológico y de Estudios Superiores de Monterrey and the Americas Society. He is a member of the Executive Committee of Grupo Financiero Banamex Accival, S.A. de C.V. and the Salomon Smith Barney International Advisory Board. In addition, he is a member of the Board of Directors of Coca Cola Femsa, S.A. de C.V. and Televisa, S.A. He is also a member of the Advisory Council to the Stanford Graduate School of Business, the Museo de Arte Contemporaneo and the U.S.-Mexico Commission for Educational and Cultural Exchange. Mr. Zambrano holds a B.S. degree in Mechanical Engineering from the Tecnológico de Monterrey and an M.B.A. from Stanford University.

Alberto Garza Santos has been a Director of Axtel since October 2003. Mr. Garza is the founder and Chairman of the Board of Promotora del Viento, S.A de C.V., a company dedicated to wind power in Mexico. He is also founder and Chairman of the Board of Promotora Ambiental, S.A.B. de C.V. (PASA), a leading waste management company in Mexico. Mr. Garza has engineered PASA’s growth through multiple acquisitions, local unit start-ups, municipal concessions and the development of world-class landfills, including Mexico’s first five privately owned landfills. In 2002, he positioned PASA as PEMEX’s waste services provider of choice, winning various large, multiyear contracts.

Héctor Medina Aguiar has been a Director of Axtel since October 2003. Mr. Medina is the Executive Vice-President of Planning and Finance of Cemex, S.A. de C.V. and responsible for worldwide strategic planning and finance. Before joining Cemex, Mr. Medina was a Senior Manager at Grupo Alfa S.A. de C.V.  He is Chairman of the Board of Universidad Regiomontana, Board Member of Minera Autlan, Cementos Chihuahua, Nacional Monte de Piedad and Mexfrutas. Mr. Medina is also member of the Advisory Committee of the Monterrey Institute of Technology (Instituto Tecnológico y de Estudios Superiores de Monterrey).  Mr. Medina is a graduate of the

Instituto Tecnológico y de Estudios Superior de Monterrey with a degree in Chemical Engineering. He also holds an M.S.C. degree in Management from the University of Bradford Management Center in England and an M.S. degree from the Escuela de Organizacion Industrial in Spain.

Bernardo Guerra Treviño has been a Director of Axtel since April 2006. Chief Executive Officer, and founding member in 1995, of MG Capital, an independent asset management firm in Mexico. From 1986 to 1995, he held different positions in financial institutions in Monterrey. Mr. Guerra holds an Industrial Engineering degree from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). He currently serves in the Board of Director of Promotora Ambiental S.A.B. de C.V.(PASA) and Banco Ahorro Famsa S.A.

 Fernando Quiroz Robles has been a Director of Axtel since April 2007. Mr. Quiroz is Chairman of the Board of Acciones y Valores Banamex (Accival) and Head of Corporate and Investment Banking Latin America of Citigroup. He is also member of the Administration and Investment Banking and Planning Committees at Citigroup, and member of the Executive Committee and Head of Specialized Banking at Banamex. Prior to his current position, Mr. Quiroz held various Senior Management positions in Banamex and Citigroup, including consumer banking, international banking, strategic planning and economic research. Mr. Quiroz joined Banamex in 1979.

Lawrence H. Guffey has been a Director of Axtel since May 2000. Mr. Guffey is also a Senior Managing Director in the Private Equity group of Blackstone. Mr. Guffey has led Blackstone’s efforts in virtually all media and communications-related investments and has day-to-day responsibility for management of Blackstone Communications Advisors. Since joining Blackstone in 1991, Mr. Guffey has been involved in the execution of Blackstone’s investments in Axtel, Bresnan Communications, Centennial Communications Corp., Crowley Wireless (Salmon PCS), CommNet Cellular, CTI Holdings, Encoda Systems (a LiveWire Media company), iPCS, Iusacell, LiveWire, PaeTec, TWFanch-one, TWFanch-two, Universo Online and U.S. Radio. Before joining Blackstone, Mr. Guffey worked in the Acquisitions Group at Trammell Crow Ventures, the principal investment arm of Trammell Crow Company. He currently serves as a director of Centennial Communications, Encoda Systems, Orcom and FiberNet. Mr. Guffey holds a degree from Rice University.

Javier Arrigunaga Gomez del Campo has been an Alternate Director of Axtel since April 2007. Mr. Arrigunaga is General Counsel and Head of Insititutional Development for Citigroup Latinamerica and Banamex. Prior to his current position, Mr. Arrigunaga was Mexico’s Ambassador at OECD and held various Executive positions in Banco de Mexico (Mexico’s Central Bank) including General Counsel and Secretary of the Board of Governors. Mr. Arrigunaga has been Director of Aeromexico, Mexicana and Scotiabank. Mr. Arrigunaga holds a Law degree from the Universidad Iberoamericana and a L.L.M. from Columbia University.

Benjamin Jenkins has been an Alternate Director of Axtel for Mr. Lawrence H. Guffey since October 2003. Mr. Jenkins is a Principal in the Private Equity group of Blackstone. Since joining Blackstone in 1999, Mr. Jenkins has been involved in the execution of Blackstone’s investment in Axtel and has evaluated numerous industrial and communications investments. Previously, Mr. Jenkins was an Associate at Saunders Karp & Megrue. Prior to that, Mr. Jenkins worked in the Mergers & Acquisitions Department at Morgan Stanley & Co. Mr. Jenkins holds a B.A. in Economics from Stanford University and an M.B.A. from Harvard Business School.

Francisco Javier Garza Zambrano has been an Alternate Director of Axtel for Mr. Lorenzo Zambrano Trevio since June 17, 2005. Mr. Garza holds the position of Regional Chairman for Cemex México, United States and Foreign Trade. He has been Chairman of Cemex México, Cemex Panama, Venezolana de Cementos (Vencemos, S.A.), Vice President of Trading Cemex, S.A. and Chairman in charge of Cemex, S.A. de C.V.’s operations in the United States. Mr. Garza holds a degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an M.B.A. from Cornell University-Johnson Graduate School of Management.

Alberto Santos Boesch has been an Alternate Director of Axtel for Mr. Alberto Santos de Hoyos since June 17, 2005. Mr. Santos has held the position of Chief Executive Officer at Empresas Santos, S.A. since the year 2000. He is a shareholder and director of Grupo Tres Vidas Acapulco, S.A., Desarrollos Marinos del Caribe (Hotel Mandarin Oriental Rivera Maya) and Gimnasio Body-tek, S.A.  Mr. Santos is also a member of Generacion 2000 and Grupo México Nuevo. He is currently the Chairman of the Board of Directors of Grupo Monde (Mundo de Adeveras theme park). Mr. Santos holds a degree in International Studies from the Universidad de Monterrey as well as international studies from Cushing Academy.

David Garza Santos has been an Alternate Director of Axtel for Mr. Alberto Garza since November 2005. Mr. Garza is Chairman of the Board of Directors and Chief Executive Officer of Maquinaria Diesel, S.A de C.V., a company which distributes Caterpillar, Ingersoll Rand and other construction equipment in Mexico and is also Chairman of the Board of Directors of Comercial Essex, S.A. de C.V., which is the largest distributor of Exxon Mobil lubricants in Mexico. Mr. Garza is also a member of the Board of Directors of Desarrollos Delta, S.A. de C.V., a real estate developer for residential, offices and resorts in Mexico, a member of the Board of Directors of Promotora Ambiental, S.A. de C.V., a leading waste management company in Mexico and also a member of the Advisory Committee of the School of Business Administration of the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Garza holds a degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Federico Gil Chaveznava has been an Alternate Director of Axtel for Mr. Tomás Milmo Santos since November 11, 2005. Mr. Gil has held the position of General In-House Counsel of Axtel since the year 2000. Previously, Mr. Gil was an Associate at the law firm D&A Morales y Asociados, S.C. Prior to that, Mr. Gil worked as Legal Counsel for Grupo Internacional de Inversiones. He was a legal advisor for Nuevo Leon State Congress. Mr. Gil holds a Licenciatura en Derecho (J.D. equivalent) from the Universidad de Monterrey.

Mauricio Morales Sada has been an Alternate Director of Axtel for Mr. Bernardo Guerra Treviño since April 2006. Mr. Morales Sada is president, and founding member in 1995, of MG Capital, an independent asset management firm in Mexico. From 1984 to 1995, he held different positions in financial institutions in Monterrey. Mr. Morales holds a Mechanical Engineering degree from the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), and currently serves in the Advisory Committee for the Business Incubator of the same institute.

Ramiro G. Villarreal Morales has been an Alternate Director of Axtel for Mr. Héctor Medina Aguiar since April 2006. Mr. Villarreal is the General Counsel of Cemex S.A de C.V. since 1987. Mr. Villarreal is also Secretary of the Board of Directors of Cemex S.A. de C.V. since 1995. Prior to joining Cemex, he served as Assistant General Director of Grupo Financiero Banpais (now part of Banco Mercantil del Norte S.A.) from 1985 to 1987. Mr. Villarreal is a graduate of the Universidad Autonoma de Nuevo Leon with a degree in law and holds a Master of Science in Finance from the University of Wisconsin.

Thomas Milmo Zambrano is the father of Tomas Milmo Santos and cousin of Lorenzo Zambrano. Alberto Santos de Hoyos is the uncle of Tomas Milmo Santos and of Alberto Garza Santos and the father of Alberto Santos Boesch.

B.   Compensation

For the year ended December 31, 2006, the aggregate compensation, including benefits, we paid to our directors, alternate directors and executive officers for services in all capacities was approximately US$2.7 million.

In 2006, we and our subsidiaries incurred no costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to retirement plans or pension plans.

C.  Board Practices

See “Item 6A.  Directors and Senior Management” above.  None of the directors of Axtel have any type of arrangement with Axtel whereby such director would receive benefits upon termination of employment.

Audit and Corporate Practices Committee

Pursuant to the new Mexican Securities Market Law, the Board of Directors in its supervision activities, will be assisted by one or more committees. For corporate practice matters, a committee will: provide its opinion to the Board of Directors with respect items of its concern as set forth under the new Mexican Securities Market Law; request expert opinions when considered advisable; call for shareholders meetings; provide support to the Board of Directors on reports needed to be prepared; and all other actions provided for under the new Mexican Securities Market Law or set forth under the bylaws. For audit matters, the same committee will: provide its opinion to the Board of Directors with respect items of its concern as set forth under the new Mexican Securities Law; evaluate the audit firm’s performance; discuss the financial statements for the company and recommend their approval to the Board of Directors; report the Board with the status of the internal control and audit systems of the company; render the opinion with respect the accounting policies and criteria and financial information submitted by the Chief Executive Officer; assist the Board of Directors by preparing the necessary reports; request expert opinions when considered advisable; request the relevant officers reports related with financial information as may be deemed necessary; investigate possible failures to comply with the policies and guidelines related to the operations, internal control systems and audit; receive information submitted by shareholders, directors, officers, employees or any third party with respect the items set forth on the items described in the previous item; inform the Board of Directors of any important irregularity detected in connection with the corrective actions proposed; call for shareholders meetings; verify that the Chief Executive Officer complies with resolutions adopted at the shareholders and board of directors meetings.

Our audit and corporate practices committee consists of Bernardo Guerra Treviño, Lawrence H. Guffey and Bertrand F. Guillot and their respective alternates, Mauricio Morales Sada, Benjamin Jenkins and Patricio D´Apice. Our shareholders meeting appointed Mr. Bernardo Guerra Treviño as Chairman of such committee.

Compensation Committee

On March 27, 2006, the shareholders’ meeting of the Company approved the elimination of the compensation committee. Most of the duties and responsibilities of our former compensation committee will be assumed by our Board of Directors and our Audit and Corporate Practice Committee.

D.  Employees

For the years ended December 31, 2004, 2005 and 2006, we had 2,566, 2,940 and 5,656 employees, respectively.  All of our employees, except for our executive officers and certain other managers, are members of 3 different labor unions. We believe we have good relationships with our employees and their respective unions.

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

A.  Major Shareholders

Mexican law limits foreign ownership of those companies, like ours, owning certain telecommunications concessions to 49% of the voting stock of such companies.  The following table sets forth each owner of 5% or more of our voting stock:

Shareholders Name(3)	Mexican /	Number of shares			%
	Foreign (1)	Serie A	Serie B (2)	Total	Total (3)
Tomás Milmo Santos	Mexican	9,285,118	384,821,080	394,106,198	13.48%
Thomas Milmo Zambrano	Mexican	5,789,950	229,157,303	234,947,253	8.04%
Alberto Santos de Hoyos	Mexican	5,168,563	200,811,847	205,980,410	7.05%
Impra Café, S.A. de C.V., (Subsidiary of Cemex S.A. de C.V.)	Mexican	7,420,873	301,709,814	309,130,687	10.58%
Blackstone Capital Partners III Merchant Banking Fund, L.P.	Foreign	-	217,932,979	217,932,979	7.46%
Telecomunicaciones Holding Mx, S. de R.L. de C.V. (Affiliate of Citigroup, Inc.)	Foreign	-	260,143,569	260,143,569	8.90%

(1)  Foreign holders must hold their Series B shares beneficially through CPOs or American Depositary Shares and pursuant to the provisions of the CPOs and American Depositary Shares have limited voting rights.
(2)  Holders of our Series B shares either hold directly or through the CPO trust. Figures in this column assume that shares held beneficially through the CPO Trust are held directly by the named shareholder.
(3)   Information including equity subscription of 82,180,875 Series B shares in January 2007.

For a full description on voting rights, please see Item 10.B memorandum and articles of incorporation, “Shareholder Meetings and Voting Rights”.

B.       Related Party Transactions

Merger Agreement

On August 26, 2005, we and our former shareholder Telinor entered into a Merger Agreement providing for the Merger of Telinor with and into Axtel. The Merger was effective on September 13, 2005, after which Telinor ceased to exist and Axtel survived with its current corporate name. As a result of the Merger and pursuant to the terms of the Merger Agreement, the equity holders of Telinor are now shareholders of Axtel. The Merger was duly approved by an extraordinary shareholders’ meeting of Axtel and by an extraordinary partners’ meeting of Telinor.

Resolution of Shareholdings Dispute

On August 26, 2005, we, Telinor, Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. (collectively, ‘‘Blackstone’’), LAIF X sprl and LAIF IV Ltd. entered into a settlement agreement (the ‘‘Settlement Agreement’’) pursuant to which all issues in an arbitration and other previously disclosed judicial proceedings in the United States and Mexico relating to the issuance and ownership of certain of our shares were resolved. As a consequence of the Settlement Agreement, our shareholders held an ordinary and extraordinary shareholders meeting on August 26, 2005 pursuant to which, among other matters: they acknowledged and ratified all current shareholdings in Axtel including the issuance and subscription of the previously issued shares which were the subject of dispute; they authorized a decrease in an immaterial amount in Telinor’s and Blackstone’s ownership of our shares and an increase in the same amount in LAIF X sprl’s ownership share, the Merger of Telinor and Axtel and a number of ancillary matters. All of the proceedings between the parties to the Settlement Agreement with respect to the matters previously in dispute have been definitely resolved.

Employment Retention Plan

In 2002 Axtel implemented a retention plan with respect to key employees in its sales and operations areas. The retention plan consisted of granting loans (each loan supported by a signed promissory note from the recipient) ranging from US$10,000 to US$100,000 to its key employees. The loans are not interest bearing and are not payable until the employee’s employment with Axtel terminates. The total amount outstanding under these loans is US$347,757, which includes: US$92,170 to Andres Velázquez Romero (regional executive director) made on July 04, 2002; and US$73,736 to Ivan Alonso Hernandez (Chief Technology Officer) made on July 05, 2002. The balance is distributed among four other key employees. This Employment Retention Plan was terminated at the end of 2002.

Banamex and/or Citigroup Inc. Agreements

Term Loan Facility

On November 30, 2006 we entered into an unsecured credit agreement with Citibank, N.A. as the Administrative Agent and Banamex as the Peso Agent, which was subsequently amended and restated on February 23, 2007, with a peso tranche in the aggregate amount of Ps. 1,042,362,416.67 and a US dollar tranche in the aggregate amount of US$110,225,133.28. The term loan facility will mature in February 2012, with partial principal repayments payable quarterly starting in February 2010. The facility was syndicated with thirteen Mexican and international financial institutions.

Banamex Master Services Agreement

On November 27, 2006, Axtel, Avantel and Banamex entered into a master services agreement in which it was agreed that all service agreements in effect between Avantel and Banamex as of the date of the acquisition would survive with substantially identical terms and Axtel would provide telecommunications services (including, local, long distance and other services) to Banamex and its affiliates located in Mexico. During the term of the agreement, Banamex has agreed to contract with us for all of its current and future telecommunications needs and we have agreed to grant Banamex a most favored customer benefit with respect to rates and services levels. The initial term of this agreement is for five years, with automatic renewal for similar periods of five years if at that time of renewal we are not in breach of our obligations.

Banamex Credit Agreement

On December 7, 2006, Avantel Concesionaria and Banamex entered into a credit agreement under which Avantel Concesionaria issued a standby letter of credit in favor of Telmex and Telnor for an amount of US$60.0 million to secure payment of services rendered by Telmex and Telnor in connection with the interconnection agreement dated as of October 1, 2006 among Telmex, Telnor and Avantel Concesionaria.

Banamex Financial Lease I

We signed a promissory note for an aggregate of US$5.9 million in order to finance the purchase of information technology equipment for a term of 36 months. Payments of principal and interest are made on a monthly basis. As of December 31, 2006 approximately US$5.3 million is outstanding.

Banamex Financial Lease II

We have signed various promissory notes for different amounts in order to finance the purchase of network equipment for up to 48 months. Payments of principal and interest are made on a monthly basis. As of December 31, 2006 approximately US$1.8 million is outstanding.

Banamex short-term facility

On November 24, 2006, we entered into a short-term credit facility with Banamex for an amount of peso-equivalent of US$93 million to finance value added tax payments related to the Acquisition Transactions. On February 02, 2007, we borrowed Ps. 1,026.6 million under this facility, and on March 09, 2007, we partially repaid Ps. 778.0 million. As of March 31, 2007 approximately Ps. 248.6 million is outstanding.

Telecomunicaciones Holding Agreement

On November 30, 2006, we entered into an agreement with Tel Holding whereby Tel Holding was granted the option to subscribe for a number of shares (in the form of CPOs) representing up to 10% of our outstanding shares. Pursuant to this subscription agreement, Tel Holding subscribed and paid 82,151,321 Series B shares in the form of CPOs on January 04, 2007. According to the terms of this subscription agreement, Tel Holding agreed not to transfer any of the CPOs acquired pursuant to such subscription agreement for a period of 364 days following the date of the acquisition of such CPOs, except in certain circumstances. In addition, Tel Holding was granted the right to request us to assist and support them, at our expense, in preparing and issuing placement prospectus and in participating in investor meetings for the offer of the CPOs, provided that (i) three years have elapsed since the acquisition of the CPOs by Tel Holding and (ii) such offer is made in any securities exchange where the CPOs representing our shares are trading at the time.

Other Transactions

•
In March 1999, we and GE Capital Fleet Services de México, S. de R.L. de C.V. (a subsidiary of one of the investors in LAIF X sprl, one of our shareholders) entered into a lease agreement for the lease of our fleet vehicles. For the period beginning January 1, 2002 and through December 31, 2006, we paid GE Capital approximately US$6.9 million in rental payments under these leases.

•
In March and May 2000, we and Gemini, S.A. de C.V. (a company controlled by Alberto Garza Santos, one of our shareholders) entered into lease agreements for the lease of land and property on which our corporate offices and a switch are located. For the period beginning January 1, 2002 and through December 31, 2006, we paid Gemini approximately US$10.9 million in rental payments under these leases.

•
In August 2002, we and Neoris de México, S.A. de C.V. (a consulting firm indirectly controlled by an affiliate of Impra Café, S.A. de C.V., one of our shareholders) entered into a professional services agreement for the provision of technical assistance to us with respect to a customer care platform. For the period beginning August 1, 2002 and through December 31, 2003, we paid Neoris approximately US$0.2 million in fees for services. No payments have been made to Neoris de México, S.A. de C.V. under this agreement since December 31, 2003.

•
In April 2002, we and Instalaciones y Desconexiones Especializadas, S.A. de C.V. (a company controlled by the son of Alberto Santos de Hoyos, one of our shareholders) entered into a services agreement for the provision of installation services with regard to customer premise equipment. For the period beginning April 1, 2002 and through December 31, 2006, we paid them approximately US$2.3 million in fees for services.

•
The Blackstone Group advised us in connection with the Restructuring Agreement dated as of March 20, 2003 that we entered into with Nortel Networks and Toronto Dominion. For the period beginning March 20, 2003 and through December 31, 2003, we paid the Blackstone Group approximately US$5.6 million in fees under this agreement. No payments have been made to The Blackstone Group under this agreement since December 31, 2003.

•
We and Operadora de Parques y Servicios. S.A. de C.V. (a company controlled by the son of Alberto Santos de Hoyos, one of our shareholders) entered into a service agreement dated February 16, 2005, for the marketing and advertising of Axtel inside a theme park. For the period beginning January 1, 2002 and through December 31, 2006, we paid them approximately US$1.1 million in related fees.

•
Fundacion Axtel A.C., a non-profit charity, was founded in 2005 to promote provide assistance in the communities where we operate. Among others, Tomas Milmo Santos and Patricio Jimenez serve as Directors in Fundacion Axtel.  For the twelve-month period ended December 31, 2006, we contributed US$0.3 million to Fundacion Axtel.

•
On November 24, 2006, our shareholders Thomas Milmo Zambrano, Maria Luisa Santos de Hoyos, Alberto Santos de Hoyos, Tomas Milmo Santos and Impra Cafe, S.A. de C.V., entered into an shareholders agreement whereby they agreed, among other things, to vote their shares (in any meeting of shareholders whereby the members of the board are to be elected) in order to designate one director (and its alternate) to our board as proposed jointly by Citigroup Inc., its subsidiaries and Tel Holding and its assigns, so long as such entities collectively hold or beneficial own (directly or indirectly through CPOs) shares representing between 7% and 10% of our outstanding shares.

A.  Interests of Experts and Counsel

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

B.  Memorandum and Articles of Association

Bylaws

Below is a brief summary of certain significant provisions of our bylaws and applicable Mexican law.  This description does not purport to be complete and is qualified in its entirety by reference to our bylaws and the provisions of applicable Mexican law.  For a description of the provisions of our bylaws relating to the board of directors and audit and corporate practices committee, See “Item 6.  Directors, Senior Management and Employees.”

Organization and Register

We are a sociedad anónima bursátil de capital variable organized under the laws of Mexico.  We were incorporated in 1994 under the name Telefonía Inalámbrica del Norte, S.A. de C.V.  Thereafter, on March 1999, our corporate name changed to Axtel, S.A. de C.V. Later, on December 2006, our corporate name changed to Axtel, S.A.B. de C.V.

Our corporate domicile is San Pedro Garza García, Nuevo León and our headquarters are located at Blvd. Gustavo Díaz Ordaz Km. 3.33, Colonia Unidad San Pedro, 66215, San Pedro Garza García, Nuevo León.

Our corporate purpose is to install, operate and exploit a public telecommunications network for the provision of telephony, internet and other value added telecommunication services to the public, using primarily fixed wireless technology, and/or use, utilize and exploit frequency bands of the radioelectric spectrum.

Board of Directors

Pursuant to our bylaws (estatutos) and Mexican law, management is entrusted to a Board of Directors and a Chief Executive Officer. According to Mexican law and our bylaws, our Board of Directors shall be composed of a maximum of 21 regular members and their respective alternate directors, as approved by a shareholders meeting. At least 25% of the members of the Board of Directors must be independent pursuant to the new Mexican Securities Market Law. Our Board of Directors currently is comprised of nine regular members and nine alternate directors. Pursuant to our bylaws and Mexican law, the members of the Board of Directors remain in office for thirty days after their resignation or conclusion of the term to which they were appointed unless replaced; the Board of Directors may appoint provisional members.

Capital Stock

Outstanding Capital Stock

Our capital stock consist of two series of shares of common stock without par value: Series A shares and Series B shares. Pursuant to Article 54 of the Mexican Securities Market Law and subject to the prior authorization of the CNBV, we may issue shares of a different series without voting rights, or with restricted voting rights, or with additional limitations of other corporate rights.  The Shareholders’ meeting approving such issuance shall determine the rights corresponding to the new series of shares issued.

Since we are a variable capital corporation, our capital stock must have a fixed portion and may have a variable portion. As of the date of this form, our outstanding capital consist of 2,923,117,741 shares representing only fixed capital.  Neither our subsidiaries nor we may own our shares although there are limited instances in which we can repurchase our shares.  See “—Share Repurchases” below.

Changes in Our Capital Stock, Preemptive Rights and Redemption

Our fixed capital stock may be increased or decreased by a resolution passed at a general extraordinary shareholders’ meeting.  The variable portion of the capital stock may be increased or decreased by a resolution passed at a general ordinary shareholders’ meeting.  Increases or decreases in the fixed or variable portion of the capital stock must be recorded in our registry of capital variations.  Pursuant to Mexican law, our bylaws provide that changes in the variable portion of our capital stock do not require an amendment to the bylaws nor registration in the Public Registry of Property and Commerce to effect such changes.  New shares cannot be issued unless the outstanding shares have been paid in full.

In the event of an increase in our capital stock (whether fixed or variable), the shareholders have preemptive rights to subscribe the newly issued shares in proportion to their holdings, except in the case of:

•	shares issued in connection with capitalization of subscription premiums, retained earnings and other capital reserves and accounts in favor of all shareholders in proportion to their shareholdings;

•
shares issued for placement in public offerings, if an extraordinary shareholders’ meeting called for such purpose approves the issuance of shares and other requirements specified in Article 53 of the Mexican Securities Market Law are satisfied, including obtaining the prior written approval of the CNBV;

•	shares issued in connection with mergers;

•
shares issued as treasury shares in connection with the issuance of securities convertible into our shares in accordance with Article 210 bis of the Law of Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito); and

•	the resale of shares held in the treasury as a result of repurchases of shares conducted on the Mexican Stock Exchange.

The subscription period for the exercise of preemptive rights will be determined at the shareholders’ meeting which approves the respective capital increase, provided that such period will not be less than 15 calendar days following the publication in the official gazette of our corporate domicile and in a newspaper of general circulation in our corporate domicile.  Under Mexican law, preemptive rights cannot be waived in advance or assigned, or be represented by an instrument that can be negotiable separately from the corresponding share certificate.

Shares representing our capital stock are subject to redemption in connection with either (i) a reduction of capital stock or (ii) a redemption with retained earnings, which in either case must be approved by our shareholders. In connection with a capital reduction, the redemption of shares shall be made pro rata among the shareholders, or, if affecting the variable portion of the capital stock, as otherwise determined in the relevant shareholders’ meeting; but, in no case shall the redemption price be less than the book value of such shares as determined pursuant to our latest balance sheet approved at a general ordinary shareholders’ meeting.  In the case of a redemption with retained earnings, such redemption shall be conducted (a) by means of a tender offer conducted on the Mexican Stock Exchange, in accordance with the Mexican Companies Law, the Mexican Securities Market Law and our bylaws, or (b) pro rata among the shareholders.

Variable Capital

According to the Mexican Securities Market Law and our bylaws, our shareholders holding shares of the variable portion are not entitled to the redemption right referred to in Article 220 of the Mexican Companies Law.

Share Repurchases

Pursuant to the Mexican Securities Market Law, our bylaws provide that we may repurchase our shares on the Mexican Stock Exchange at the prevailing market price.  Share repurchases must be charged to either our net worth, if the repurchased shares remain in our possession, or to our capital stock, if the repurchased shares are converted into treasury shares.  The general ordinary shareholders’ meeting must approve, for each year, the aggregate amount allocated to share repurchases, which amount cannot exceed the total amount of our net profits, including retained earnings.  Our Board of Directors must appoint an individual or group of individuals responsible for effecting share repurchases, and sales of repurchased shares.  Repurchased shares cannot be represented at any shareholders’ meeting.  Share repurchases must be carried out, reported, and disclosed in the manner established by the CNBV.

Cancellation of Registration in the RNV

In the event that we decide to cancel the registration of our shares in the RNV or if the CNBV orders such cancellation, we and our shareholders who are deemed to have “control” of us will be required to, prior to such cancellation, make a tender public offer to purchase the shares, in accordance with Article 108 of the Mexican Securities Market Law.  The offer price shall be at least the higher of (i) the average of the trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made, during a period no longer than six months or (ii) the book value of such shares as determined pursuant to our latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange.  We and our shareholders who are deemed to have “control” shall form a trust and contribute to it, for a minimum period of six months, the amount needed to purchase, at the same price offered in the tender offer, all of the shares that were not tendered in the offer.  Such trust must be maintained for at least six months.  We and our shareholders who are deemed to have “control” are not required to make such public offer if the cancellation of the listing is approved by at least 95% of our shareholders and the aggregate amount of the shares to be tendered from the general public is less than 300,000 Unidades de Inversión, or UDIs.  Pursuant to CNBV rules, shareholders deemed to have “control” are those that own a majority of our shares, have the ability to impose decisions at our shareholders’ meetings or have the ability to appoint a majority of the members of our Board of Directors.

Registration and Transfer

Our shares are represented by share certificates in registered form.  Our shareholders may either hold their shares directly, in the form of physical certificates, or indirectly, in book-entry form through brokers, banks, other financial entities or other entities approved by the CNBV that have accounts with Indeval (“Indeval Participants”).  Indeval will issue certificates registered in the name of any shareholder who may request them.  We maintain a stock registry and only those persons listed in such stock registry, and those holding certificates issued in their name as registered holders directly or through any relevant Indeval Participants, will be recognized as shareholders by us. The transfer of shares must be registered in our stock registry. Transfers of shares deposited with Indeval shall be registered in book-entry form pursuant to the Mexican Securities Market Law.

Pursuant to the concessions, in the event that in one or a series of transactions, the subscription for or transfer of shares that represent ten percent (10%) or more of the capital stock of the Company is proposed:

(i)
We must give notice to the Ministry of Communication and Transportation (Secretaria de Comunicaciones y Transportes or “SCT”) of Mexico of the intention of the interested party to carry out the subscription or transfer, which notice shall include information about the interested party acquiring the shares;

(ii)	The SCT will have 90 days, from the date the notice is given, to object in writing, on reasonable cause, to the transaction; and

(iii)	If the transaction has not been objected by the SCT during the 90 day period, such transaction will be deemed as approved.

The transactions not objected to by the SCT may be recorded on our stock registry, any other authorizations required pursuant to applicable provisions must be obtained from the other authorities.  The notice required by this paragraph will not be necessary if the subscription or transfer relates to shares that represent neutral investment under the terms of the Foreign Investment Law or to capital increases subscribed for by the existing shareholders, provided the participation proportion of each remains the same in the capital stock.  If the party subscribing for or acquiring the shares is an entity, the notice referred to in this paragraph shall include all necessary information for the SCT to know the identity of any individual that has more than a ten percent economic interest in the capital stock of such entity.

In accordance with the CPO Trust, the transfer of CPOs or ADSs held by non-Mexican investors whose underlying shares represent 10% or more of our voting shares will not require the prior approval of the SCT provided the CPOs continue to qualify as “neutral investment” for purposes of Mexican law.

Shareholder Meetings and Voting Rights

General shareholders’ meetings may be ordinary or extraordinary.  At every general shareholders’ meeting, each holder of shares is entitled to cast one vote per share.

General extraordinary shareholders’ meetings are those called to consider:

•	extension of our duration or voluntary dissolution;

•	an increase or decrease in the fixed portion of our capital;

•	change of our corporate purpose or nationality;

•	any merger or transformation into another type of company;

•	issuance of preferred stock or bonds;

•	any amendments to our bylaws;

•	our spin-off;

•	the redemption of shares with retained earnings;

•	the cancellation of the registration of shares at the RNV or any stock exchange (except for automated quotation system).

General ordinary shareholders’ meetings are those called to discuss any issues not reserved to extraordinary meetings.  General ordinary shareholders’ meeting must be held at least once each year, during the first four months after the end of each fiscal year, to:

•	consider the annual reports of the Chief Executive Officer, the annual report of Board of Directors, and the annual report of the Audit and Corporate Practices Committee;

•	discuss the allocation of profits for the preceding year;

•	appoint the members of the Board of Directors and to determine their compensation, and to appoint the chairperson to the Audit and Corporate Practices Committee; and

•	determine the maximum amount of resources allocated to share repurchases.

In order to attend a general shareholders’ meeting, holders of shares must be registered in our stock registry, or submit appropriate evidence of the title to their shares.  Holders of shares do not have cumulative voting rights.

The quorum for the ordinary shareholders’ meeting is at least 50% of the outstanding shares, and resolutions may be taken by a majority of the outstanding capital stock.  If a quorum is not met, a subsequent meeting may be called at which resolutions may be taken by the majority of the shares present, regardless of the percentage of outstanding shares represented at such meeting.  The quorum for extraordinary shareholders’ meetings is at least 75% of the outstanding shares, but if a quorum is not present a subsequent meeting may be called.  The quorum for such subsequent meeting is at least 50% of the outstanding shares.  Resolutions at an extraordinary general shareholders’ meeting must be taken by the vote of at least 50% of the outstanding shares (including any taken at an extraordinary shareholders’ meeting called following the adjournment of a prior meeting for lack of quorum).

Shareholders’ meetings may be called by:

•	the Board of Directors or the Audit and Corporate Practices Committee or their respective chairman;

•	the shareholder representing at least 10% of the outstanding shares upon request to the chairman of the Board of Directors or of the Audit and Corporate Practices Committee to have such a meeting;

•
A Mexican court in the event the Board of Directors or the Audit and Corporate Practices Committee does not comply with a valid request of the shareholders as described in the immediately preceding bullet point; and

•
the Board of Directors or a Mexican court, at any shareholder’s request, provided that no ordinary meeting has been held for two consecutive years to deal with the appointment of directors and the annual reports of the Chief Executive Officer, the Board of Directors and the Audit and Corporate Practices Committee .

Notices for meetings must be published in the official gazette of our corporate domicile or in a newspaper of general circulation in our corporate domicile with 15 days and 7 days notice, respectively for the first and second calls of general ordinary, extraordinary or special shareholders’ meetings. Notices for meetings must contain the meeting’s agenda and must be signed by the person or entity who called the meeting. In order to be admitted to a shareholders’ meeting, the shareholders must be registered in our stock registry book and request the corresponding admittance letter to the meeting from the secretary of the Board of Directors.  In exchange for the admittance letter, the shareholders must deposit their share certificates at our offices or present a receipt from any Indeval Participant indicating ownership by such person.  A shareholder may be represented by an attorney-in-fact with a proxy letter issued in a special format according to Article 49 of the Mexican Securities Market Law.

Minutes of shareholders’ meetings shall be signed by the president, the appointed examiners and the secretary of the meeting, and shall be recorded in the relevant minute book or, in the event that such recording is not possible, the minutes of shareholders’ meeting must be formalized before a notary public.  In any case, extraordinary meeting resolutions must always be formalized before a notary public and registered at the Public Registry of Commerce of Monterrey, Nuevo León.

Dividend and Liquidation Rights

Prior to any distribution of dividends, 5% of our net earnings must be allocated to a legal reserve fund, until such fund is equal to at least 20% of our paid-in capital stock.  Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated by the shareholders’ meeting for the repurchase of shares.  The remaining balance, if any, may be distributed as dividends.  Cash dividends on shares not held through Indeval will be paid against delivery of the respective dividend coupon, if any.

To the extent that we declare and pay dividends on our Shares, dividends will be payable in Pesos.  The Depositary will covert Pesos received with respect to Series B shares underlying CPOs deposited with it into U.S. Dollars and distribute U.S. dollars to ADS holders, after deduction or upon payment of applicable fees and expenses, of the Depositary.  Currently, there is no Mexican withholding tax or other Mexican tax levied on holders of Shares purchased outside Mexico on dividends paid in respect of such Shares.  See “Taxation—Mexican Taxation.”

Upon our dissolution, one or more liquidators must be appointed by an extraordinary general shareholders’ meeting to wind up our affairs.  All fully paid and outstanding shares will be entitled to participate equally in any distribution upon liquidation.

Purchase of Shares by Our Subsidiaries

Any company or entity of which we are the owner of the majority of its equity interest may not purchase, directly or indirectly, our Shares or shares of companies holding the majority of our Shares.

Antitakeover Protections

General.  Our by-laws provide that, subject to certain exceptions, (i) any person that individually or together with one or more related persons wishes to acquire shares or beneficial ownership of shares, directly or indirectly, in one or more transactions, without limitation as to time, resulting  in such person holding, individually and/or together with such other related persons, shares representing 15% or more of the outstanding  Series A or Series B shares, as the case may be, must obtain the prior written approval of our Board of Directors and/or, at the discretion of the Board of Directors, our shareholders meeting, as the case may be; (ii) any person that individually or together with one or more related persons holds 15% or more of the outstanding Series A or Series B shares and wishes to acquire shares or beneficial ownership of shares, directly or indirectly, in one or more transactions, without limitation as to time, resulting in such person, individually or together with other related persons, holding 25% or more of the outstanding Series A or Series B shares as the case may be, must obtain the prior written approval of our Board of Directors and/or, at the discretion of the Board of Directors, our shareholders meeting, as the case may be; (iii) any person that individually or together with one or more related persons holds 25% or more of the outstanding Series A or Series B shares and wishes to acquire shares or beneficial ownership of shares, directly or indirectly, in one or more transactions, without limitation as to time, resulting in such person, individually or together with other persons, holding 35% or more of the outstanding Series A or Series B shares as the case may be, must obtain the prior written approval of our Board of Directors and/or, at the discretion of the Board of Directors, our shareholders meeting, as the case may be; (iv) any person that individually or together with one or more related persons holds 35% or more of the outstanding Series A or Series B shares and wishes to acquire shares or beneficial ownership of shares, directly or indirectly, in one or more transactions, without limitation as to time, resulting in such person, individually or together with other persons, holding 45% or more of the outstanding Series A or Series B shares as the case may be, must obtain the prior written approval of our Board of Directors and/or, at the discretion of the Board of Directors, our shareholders meeting, as the case may be; and (v) and person that is our competitor or a competitor of any of our subsidiaries that individually or together with one or more related persons wishes to acquire shares or beneficial ownership of shares, directly or indirectly, in one or more transactions, without limitation as to time, resulting in such person, individually or together with other related persons holding 5% or more of the outstanding Series A or Series B shares as the case may be, must obtain the prior written approval of our Board of Directors and/or, at the discretion of the Board of Directors, our shareholders’ meeting, as the case may be.

Any person that acquires shares in violation of our antitakeover provision will not be recognized as owner or beneficial owner of such shares under our bylaws and will not be registered in our stock registry book.  As a result, the violating shareholder will not be able to vote such shares or receive any dividends, distributions or other rights in respect of these shares.  For purposes of this provision, pursuant to our bylaws the term “shares” includes instruments or securities that represent our shares, including CPOs and ADSs, and the term “competitor” means any person engaged, directly or indirectly, (i) in the business of fixed or wireless telephony in any form and/or (ii) in any activity in which we or any of our subsidiaries are engaged that represents 5% or more of our or our subsidiaries’ consolidated income.  The Board of Directors may authorize exceptions to the definition of “competitor.”

Board of Directors and Shareholders Meetings Requirements and Approvals.  To obtain the prior approval of our Board, a potential acquirer must properly deliver a written authorization request containing certain specific information regarding the proposed transaction.  During the authorization process, certain terms will have to be complied with.  Our Board of Directors may, without liability, refer the acquisition for the approval to our shareholders meeting.  The determination of the Board of Directors to refer the decision to our shareholders meeting will be based on different factors such as potential conflicts of interest, fairness of the proposed price or the inability of the Board of Directors to meet having been called more than two times, among others.  The Board of Directors may revoke any authorization previously granted prior to the date on which the transaction takes place if an offer which is better for our shareholders is received.

Mandatory Tender Offers in the Case of Certain Acquisitions.  If either our Board of Directors or our shareholders at a general extraordinary shareholders’ meeting, as the case may be, authorize an acquisition of our shares which results in an acquisition of at least 20% but not more than 40% of our capital stock, notwithstanding such authorization, then the acquiror must effect the acquisition by way of a cash tender offer for a specified number of shares equal to the amount authorized plus additional shares equal to 10% of the company’s capital stock, to the extent that such acquisition does not exceed 50% of the common voting shares or triggers a change of control. In the event that our Board of Directors or our shareholders at a general extraordinary shareholders’ meeting, as the case may be, approve an acquisition that would result in a change of control, the acquiror must effect the acquisition by way of a cash tender offer for 100% minus one share of our total outstanding capital stock at a price which cannot be lower than the highest of the following:  (i) the book value of the shares as reported on the last quarterly income statement approved by the Board of Directors; or (ii) the highest closing price of the shares, on any stock exchange during any of the three hundred sixty-five (365) days preceding the date of the Board of Directors’ resolution approving the acquisition; or (iii) the highest price paid for any shares, at any time, by the acquiror that individually or collectively, directly or indirectly, acquires the shares approved by the Board of Directors.  Any tender offer to be conducted in accordance with the above will be subject to certain specific requirements.  All holders of our shares must be paid the same price for their shares at a tender offer.  The provisions of our bylaws summarized above regarding mandatory tender offers in the case of certain acquisitions are generally more stringent than those provided for under the Mexican Securities Market Law.  Some of our by-laws provisions regarding mandatory tender offers in the case of certain acquisitions may differ from the requirements set forth in the Securities Market Law, provided that those provisions are more protective to minority shareholders than those afforded by law.  In these cases, the relevant by-laws provisions, and not the relevant provisions of the Securities Market Law, will apply to certain acquisitions specified therein.

Exceptions.  The provisions of our bylaws summarized above will not apply to certain specific acquisitions, such as those resulting from inheritance, those conducted by the person or persons controlling us, and those conducted by us, our subsidiaries or affiliates or any trust created by us or any of our subsidiaries, among others.

Amendments to the Antitakeover Provisions.  Any amendments to these antitakeover provisions must be authorized by the CNBV and registered before the Public Registry of Commerce at our corporate domicile.

Other Provisions

Duration

Our corporate life under our bylaws is indefinite.

Appraisal Rights and Other Minority Protections

If and when our shareholders approve any change of our corporate purpose, jurisdiction of incorporation or corporate form, any shareholder who has voted against such change has the right to withdraw and receive the book value of his or her shares (as set forth in the latest balance sheet approved by the shareholders), if the request is made during the 15-day period following the adjournment of the meeting at which such action was approved.

Pursuant to the Mexican Securities Market Law, we are subject to a number of minority protections.  These minority protections include provisions that permit:

•	holders of at least 10% of our outstanding share capital to convene a shareholders’ meeting in which they are entitled to vote;

•	holders of at least 5% of our outstanding share capital to bring an action for civil liabilities against our directors, subject to certain requirements under Mexican law;

•
holders of at least 10% of our Shares who are entitled to vote and are represented at a shareholders’ meeting to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and

•	holders of at least 20% of our outstanding share capital to contest and suspend any shareholder resolution, subject to certain requirements under Mexican law.

In addition pursuant to the Mexican Securities Market Law we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and to elect independent directors.

The protections afforded to minority shareholders and the fiduciary duties of officers and directors under Mexican law are generally different from, and not as comprehensive as, those in the United States and many other jurisdictions.  The Mexican legal regime concerning director fiduciary duties has not been extensively interpreted by Mexican courts, unlike many states in the United States where duties of care and loyalty established by court decisions have helped to shape the rights of minority shareholders.  Mexican civil procedure does not contemplate class action lawsuits or shareholder derivative actions, which allow shareholders in the United States to bring actions on behalf of other shareholders or to enforce rights of the corporation itself.  Shareholders in Mexico cannot challenge corporate actions taken at shareholders’ meetings unless they meet stringent procedural requirements.  As a result of these factors, it is generally more difficult for our minority shareholders to enforce rights against us or our directors or principal shareholders than it is for shareholders of a U.S. company.

Actions Against Directors, Statutory Auditors and Members of Our Audit Committee

Actions against any director, statutory auditor or member of our audit and corporate practices committee may be initiated by resolutions passed at an ordinary shareholders’ meeting.  In the event our shareholders decide to initiate such action, the respective person immediately ceases to be in office.  Additionally, shareholders representing not less than 5% of our outstanding shares may directly bring a civil liability action against any director or member of our audit and corporate practices committee, in accordance with Article 38 of the Mexican Securities Market Law. Any recovered damages with respect to the action will be for our benefit and not directly for the benefit of the shareholders bringing the action. There are no shareholders’ class actions available under Mexican law.

Conflicts of Interest

A shareholder that votes on a business transaction having a conflict of interest may be liable for losses and damages to us, but only if the action could not have been approved without such shareholder’s vote.  Additionally, a member of the Board of Directors or a member of our audit and corporate practices committee having a conflict of interest must disclose such conflict and abstain from any deliberation or vote in connection therewith.  A breach by any member of the Board of Directors or member of our audit and corporate practices committee to such obligations may result in such director being liable for damages and losses.

Suspension of Shareholders’ Action

Holders of 20% of our outstanding shares may oppose any resolution adopted by a shareholders’ meeting and file a petition for a court order for the temporary suspension of said resolution, within 15 days after the adjournment of the meeting at which the action was taken, if the challenged resolution violates Mexican law or our bylaws and opposing shareholders neither attended the meeting nor voted against the challenged resolution.

Foreign Investment Regulations

Foreign investment in the capital stock of Mexican companies is regulated by the Foreign Investment Law and the regulations thereto, or the Mexican Foreign Investment Regulations.  The Mexican Commission of Foreign Investment and the Mexican Registry of Foreign Investments (the “Registro Nacional de Inversiones Extranjeras”) are responsible for the administration of the Foreign Investment Law and the Mexican Foreign Investment Regulations.

As a general rule, the Foreign Investment Law allows foreign investment in up to 100% of the capital stock of Mexican companies except for those engaged in certain specified restricted industries.  Foreign investment in our capital stock is restricted.

Under the Federal Telecommunications Law and the Foreign Investment Law, basic telephony concessions may be granted only to:

•	Mexican individuals; and

•	Mexican corporations in which non-Mexicans own 49% or less of the full voting stock and that are not otherwise controlled by non-Mexicans.

However, in the case of concessions for cellular telecommunications services, foreign investment participation may exceed 49% of the voting stock with the prior approval of the Mexican Foreign Investment Bureau of the Mexican Ministry of Economy (Secretaría de Economía).

Pursuant to the Foreign Investment Law, the Mexican Ministry of Economy may also authorize the issuance of nonvoting or limited voting stock (also known as “neutral shares”) that are not counted for purposes of determining the foreign investment percentage of a Mexican corporation under the Mexican Foreign Investment Law.  Any share transfers resulting in a violation of these foreign ownership requirements are invalid under Mexican law.

Forfeiture of Shares

As required by Mexican law, our bylaws provide that, upon acquiring our shares, non-Mexican shareholders agree (i) to be considered as Mexicans with respect to their shares as well as to the property, rights, concessions, participations or interests owned by us or to the rights and obligations derived from any agreements that we may have with the Mexican federal government and (ii) not to invoke the protection of their own government.  If a shareholder should invoke such governmental protection in violation of this agreement, their shares would be forfeited to the Mexican federal government.  This prohibition does not apply to actions before courts of law of foreign countries.

Submission to Jurisdiction

Our bylaws provide that in connection with any controversy between our shareholders and us, or between our shareholders in connection with any matter related to us, both we and our shareholders shall submit to the jurisdiction of the courts of Monterrey, Nuevo León, Mexico.

               C.       Material Contracts

Exhibit 4.16 - acquisition of Avantel,

Exhibit 4.17 - Avantel and Telmex Agreements,

Exhibit 4.18 - Bridge Credit Agreement, and

Exhibit 4.19 - Term Loan Agreement.

D.  Exchange Controls

There are currently no exchange controls in Mexico.

E.  Taxation

Income tax rate in Mexico is 28%.  Mexican regulations allow companies to deduct tax losses against income tax, potentially reducing tax payments. All interest payments we make under the senior notes, the bridge loan, the syndicated term loan and all other existing indebtedness with a foreign counterpart, are made free and clear of and without deduction or withholding taxes.

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

Our primary foreign currency exposure relates to our US dollar-denominated debt.  Most of our debt obligations at December 31, 2006 were denominated in US dollars.  Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet obligations since our revenues are in constant pesos. On March 29, 2004, we entered into two separate derivative transactions denominated ‘‘Coupon Swap’’ agreements to hedge a portion of our U.S. dollar foreign exchange exposure resulting from the issuance of our US$175.0 million 11% senior notes due 2013. Under the transactions, we receive semi-annual payments based on the aggregate notional amount of US$113.8 million at an annual rate of 11%, and we will make semiannual payments calculated based on the aggregate of Ps. 1,270.0 million at an annual rate of 12.3%. Both of these transactions will terminate in December 2008. During June 2005, we entered into two additional derivative transactions, which covered the remaining portion of our US foreign exchange exposure at the time. Under these transactions we were receiving semi-annual payments based on the aggregate notional amount of US$136.2 million at an annual rate of 11%, and we were making semiannual payments calculated based on the aggregate of Ps. 1,480.0 million at an annual rate of 12.26%. Both transactions also terminate in December 2008.  Under the transactions described above we benefit if interest rates increase, since we fixed the rate at which future interest payments are made. Conversely, if interest rates decrease, we will be negatively impacted on the mark to market of the transaction.

In February 2006, we prepaid Ps. 944.1 million (US$87.5 million) of the 11% Senior Notes due in 2013.  Resulting from this prepayment, we became overhedged by 35% until March 2007 when we entered into a synthetic reverse coupon swap transaction in which we pay 11% on the US notional amount (US$87.5 million) and receive 12.26% on the Mexican peso notional of Ps. $950.6 million. This reverse coupon swap ends in December 2008.

Subsequent Events
Additionally and in order to hedge the dollar exposure to the US$275 million from the 2017 new Senior Notes program launched in February 2007, we entered into an interest only swap in which Axtel will receive semi-annual coupon payments for a fixed rate of 7.625% on the US $275 million notional, and pay a floating rate of TIIE minus 0.025% on the Ps. $3,038.8 million notional on a monthly basis. On March 22 2007, we entered into an interest only extendible swap to fix the rate of TIIE minus 0.025% for this transaction, in order to pay, on a monthly basis, a 7.86% rate on the Ps. $3,038.8 million notional amount. This extendible swap transaction expires in February 2012, although the counterparty has the option to terminate the trade in August 2009.

For the U.S. dollar portion of the Ps. 2,241.7 million syndicated term loan, Axtel entered into a full cross currency swap, fixing principal amortizations at Ps. 11.0275 for each US$1, and the interest payments were fixed to receive 3-month LIBO Rate plus 1.5% quarterly payments on US$110.2 million notional amount, and paying, on a monthly basis, TIIE plus 1.35% on the Ps. $1,215.5 million notional amount.

Through these transactions, we eliminate our exposure to interest rate fluctuations market and the negative impact derived from the possible devaluation of the Mexican peso to the U.S. dollar.

Prior to entering into foreign currency hedging contracts, we evaluate the counterparties’ credit ratings. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. We do not currently anticipate non-performance by such counterparties.

The exchange rate of the Mexican peso to the US dollar is a freely floating rate and the peso has experienced significant devaluations in previous years. Any significant decrease in the value of the peso relative to the US dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in report that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2006.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Bernardo Guerra Treviño has the attributes of an ‘‘audit committee financial expert’’ as defined by the SEC.  See “Item 6A.  Directors and Senior Management.”

Item 16B.	CODE OF ETHICS

We have established a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer and other corporate and divisional employees.  [However, our board of directors has not, as of yet made a determination whether modification of our code of ethics will be required to comply with SEC requirements.]  We will provide to any person without charge, upon request, a copy of such code of ethics.  Such requests shall be made in writing to the attention of Adrian de los Santos at Axtel, S.A.B. de C.V., Blvd. Gustavo Diaz Ordaz 3.33 No. L-1, Col. Unidad San Pedro, San Pedro Garza Garcia, N.L., Mexico, CP  66215.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Cardenas Dosal S.C. (“KPMG”) served as our auditors for the years ended December 31, 2006 and 2005.  The following table sets forth the fees paid to KPMG for the financial years ended December 31, 2006 and 2005.

	Year ended December 31
	2006	2005
	(in millions of nominal pesos)
Audit Fees (1)	Ps. 4.5	Ps.1.9
Tax Fees (2)	0.2	0.3
All Other Fees (3)(4)	1.4	2.0
Total Fees	6.1	4.3

________________________

(1)
Audit fees include fees associated with the annual audit of our consolidated financial statements.  Audit fees also include fees associated with various audit requirements relating to SEC filing requirements.

(2)	Tax fees include fees principally incurred for assistance with VAT reimbursements and compliance matters.
(3)           Audit related fees include fees associated with audit and revisions needed regarding the acquisition of Avantel.
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

Part I

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

1.2	English summary of Amended Corporate By-laws (Estatutos Sociales) and Articles of Incorporation of Axtel, S.A.B de C.V.
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

4.14
Purchase and License Agreement for FWA Equipment and the Technical Assistance Support Services Agreement for FWA Equipment, dated as of December 28, 2004, between Airspan Communications Limited and Axtel (incorporated herein by reference to Exhibit 10.13 of our Registration Statement on Form F-4, File No. 333-123608) (certain portions of Exhibit 10.12 have been omitted pursuant to a request for confidential treatment).

4.15
Amendment No.3 to the Technical Assistance Support Services Agreement for FWA Equipment, dated as of December 28, 2004, between Airspan Communications Limited and Axtel (incorporated herein by reference to Exhibit 10.13 of our Registration Statement on Form F-4, File No. 333-123608) (certain portions of Exhibit 10.13 have been omitted pursuant to a request for confidential treatment).

4.16	Summary of Avantel acquisition documents (Master Agreement, Asset Purchase Agreement, Partnership Interest Purchase Agreement)
4.17
Summary of Avantel agreement entered into with Telmex and Telnor (Long Distance Interconnection Agreement, Agreement for 800 numbers access toll free service, Local Interconnection Agreement, Settlement Agreement, Capacity Lease Agreement)

4.18	Bridge Credit Agreement entered into with Credit Suisse, Cayman Islands Branch, acting as the Administrative Agent, various financial institutions and Axtel on November 30, 2006
4.19
Term Loan Agreement entered into with Citibank, N.A. as the Administrative Agent and Banco Nacional de México, S.A. Integrante del Grupo Financiero Banamex, as the Peso Agent, various Financial Institutions, and Axtel on November 30, 2006

7.1
Statement regarding computation of ratio of earnings to fixed charges (according to Mexican GAAP) (incorporated herein by reference to Exhibit 12.1 of our Registration Statement on Form F-4, File No. 333-114196).

7.2
Statement regarding computation of ratio of earnings to fixed charges (according to U.S. GAAP) (incorporated herein by reference to Exhibit 12.2 of our Registration Statement on Form F-4, File No. 333-114196).

8.1	List of Subsidiaries of Axtel (incorporated herein by reference to Exhibit 21.1 of our Registration Statement on Form F-4, File No. 333-114196).
8.2	Amended list of Axtel Subsidiaries including the Avantel companies.
12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

AXTEL, S. A.B. DE C. V. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2006

(With comparative figures for 2005 and 2004)

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Axtel, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Axtel, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity, and changes in financial position for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Mexico.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Axtel, S.A.B. de C.V. and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations, the changes in their stockholders’ equity and the changes in their financial position for each of the years in the three-year period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles information relating to the nature and effect of such differences is presented in note 24 to the consolidated financial statements.

KPMG Cárdenas Dosal, S.C.

 Rafael Gómez Eng

Monterrey, N,L., México
March 22, 2007, except for note 21(b) which is
as of March 28, 2007 and note 24
which is as of April 30, 2007

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Balance Sheets

 (Thousands pesos of constant purchasing power as of December 31, 2006)

		December 31,
Assets		2006	2005

Current assets:
Cash and cash equivalents	Ps.	1,177,867	1,967,695
Restricted cash		-	35,877
Accounts receivable (note 6)		1,600,399	679,738
Refundable taxes and other accounts receivable		243,508	43,990
Prepaid expenses		42,273	58,964
Inventories (note 9)		99,336	63,853

Total current assets		3,163,383	2,850,117

Long-term accounts receivable		19,937	19,562
Property, systems and equipment, net (notes 10 and 15)		13,528,062	7,320,184
Intangible assets (note 13)		1,371,266	701,335
Pre-operating expenses, net (note 11)		153,809	185,376
Deferred income taxes (note 18)		598,383	17,890
Deferred employee's profit sharing (note 18)		26,768	-
Investment in shares of associated company (note 12)		13,615	-
Other assets, net (note 14)		298,005	178,020

Total assets	Ps.	19,173,228	11,272,484

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	Ps.	1,820,781	567,765
Accrued interest		15,850	13,267
Taxes payable		60,355	48,923
Current maturities of long-term debt (note 15)		157,294	42,640
Other accounts payable (note 16)		521,549	228,045
Deferred revenue (note 8)		592,286	-
Derivative financial instruments (note 7)		66,058	86,777

Total current liabilities		3,234,173	987,417

Long-term debt, excluding current maturities (note 15)		7,993,784	2,894,511
Other long-term accounts payable		2,905	3,413
Severance, seniority premiums and other post retirements benefits (note 17)		82,408	22,870
Deferred revenue (note 8)		261,281	-

Total liabilities		11,574,551	3,908,211

Stockholders’ equity (note 19):
Common stock		8,363,390	8,363,390
Additional paid-in capital		527,309	536,758
Deficit		(1,388,414)	(1,602,768)
Cumulative deferred income tax effect		127,380	127,380
Change in the fair value of derivative instruments (note 7)		(30,988)	(60,487)

Total stockholders’ equity		7,598,677	7,364,273

Commitments and contingencies (note 21)
Subsequent events (note 22)

Total liabilities and stockholders’ equity	Ps.	19,173,228	11,272,484

 The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Operations

For the years ended December 31, 2006, 2005 and 2004

(Thousands pesos of constant purchasing power as of December 31, 2006)

		Years ended December 31,
		2006	2005	2004
Telephone services and related revenues (note 20)	Ps.	6,433,854	5,168,116	4,150,409

Operating costs and expenses:
Cost of revenues and services		(2,028,121)	(1,613,347)	(1,321,552)
Selling and administrative expenses		(2,178,223)	(1,755,845)	(1,481,498)
Depreciation and amortization		(1,503,534)	(1,176,044)	(1,076,122)

		(5,709,878)	(4,545,236)	(3,879,172)

Operating income		723,976	622,880	271,237

Comprehensive financing result:
Interest expense		(465,246)	(396,309)	(294,599)
Interest income		88,797	59,055	17,890
Foreign exchange (loss) gain, net		(1,067)	108,067	(7,869)
Monetary position gain		11,052	56,605	69,600

Comprehensive financing result, net		(366,464)	(172,582)	(214,978)

Other (expenses) income, net		(34,474)	7,455	22,575

Income before income taxes		323,038	457,753	78,834

Income tax expense (note 18)		(4,717)	-	-
Deferred income tax (note 18)		(108,575)	(161,799)	(161,741)
Total income taxes		(113,292)	(161,799)	(161,741)

Employee’s profit sharing (note 18)		(1,513)	-	-
Deferred employee’s profit sharing (note 18)		4,529	-	-
Total employee’s profit sharing		3,016	-	-

Equity in earnings of associated company (note 12)		1,592	-	-

Net income (loss)	Ps.	214,354	295,954	(82,907)

Weighted average common shares outstanding		2,840,936,866	2,552,224,839	2,533,706,866

Basic and diluted earnings per share (pesos)	Ps.	0.08	0.12	(0.03)

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2006, 2005 and 2004

(Thousands pesos of constant purchasing power as of December 31, 2006)

		Years ended December 31,
		2006	2005	2004
Operating activities:
Net income (loss)	Ps.	214,354	295,954	(82,907)
Add charges (deduct credits) to operations not requiring (providing) resources:
Depreciation		1,362,085	1,058,555	963,882
Amortization		141,449	117,489	112,240
Accrual for seniority premiums and severance payments		12,022	7,935	781
Deferred income tax and employee’s profit sharing		104,046	161,799	161,741
Equity in results of associated company		(1,592)	-	-

Resources provided by operations		1,832,364	1,641,732	1,155,737

Net financing (investment in) from operations		607,994	(172,845)	38,873

Resources provided by operating activities		2,440,358	1,468,887	1,194,610

Financing activities:
Increase in common stock		-	724,593	-
Additional paid-in capital		(9,449)	385,614	-
Proceeds (payments) from loans, net		5,213,927	590,032	(36,291)
Restricted cash		35,877	(35,877)	-
Accrued interest		2,583	1,573	(64,241)
Other accounts payable		8,660	(3,359)	(33)

Resources provided by (used in) financing activities		5,251,598	5,251,598	5,251,598

Investing activities:
Acquisition and construction of property, systems and equipment, net		(7,569,963)	(1,703,069)	(1,570,465)
Pre-operating expenses		(13,484)	(10,649)	(31,038)
Investment in shares of associated company		(12,022)	-	-
Intangible assets		(724,834)	-	-
Other assets		(161,481)	(45,959)	(45,005)

Resources used in investing activities		(8,481,784)	(1,759,677)	(1,646,508)

(Decrease) increase in cash and cash equivalents		(789,828)	1,371,786	(552,463)

Cash and cash equivalents at beginning of year		1,967,695	595,909	1,148,372

Cash and cash equivalents at end of year	Ps.	1,177,867	1,967,695	595,909

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2006, 2005 and 2004

(Thousands pesos of constant purchasing power as of December 31, 2006)

		Common stock	Additional paid-in capital	Deficit	Cumulative deferred income tax effect	Change in the fair value of derivative instruments	Total stockholders’ equity

Balances as of December 31, 2003	Ps.	7,638,797	151,144	(1,815,815)	127,380	-	6,101,506

Comprehensive loss (note 19c)		-	-	(82,907)	-	(321)	(83,228)

Balances as of December 31, 2004		7,638,797	151,144	(1,898,722)	127,380	(321)	6,018,278

Issuance of common stock (note 19a)		724,593	385,614	-	-	-	1,110,207

Comprehensive income (note 19c)		-	-	295,954	-	(60,166)	235,788

Balances as of December 31, 2005		8,363,390	536,758	(1,602,768)	127,380	(60,487)	7,364,273

Issuance costs		-	(9,449)	-	-	-	(9,449)

Comprehensive income (note 19c)		-	-	214,354	-	29,499	243,853

Balances as of December 31, 2006	Ps.	8,363,390	527,309	(1,388,414)	127,380	(30,988)	7,598,677

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(1)	Basis of presentation

On March 22, 2007, the Administration of the Company authorized the issuance of the accompanying consolidated financial statements and related footnotes.

The accompanying consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (FRS).

Beginning June 1, 2004, the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) is in charge of issuing financial reporting standards in Mexico.  To accomplish this task, CINIF received from the Mexican Institute of Public Accountants the bulletins of Generally Accepted Accounting Principles and Circulars issued through that date, which have been renamed as Financial Reporting Standards (FRS), and will continue in force until modified, substituted or superseded by a new FRS.  Through December 2006, CINIF had issued eight series A and one series B FRS, effective for fiscal years beginning after December 31, 2005.  Therefore, all prior series A bulletins, as well as bulletins B-1 and B-2, have been superseded.

Because the financial statements are prepared in accordance with Mexican Reporting Standards, FRS A-5 related to income statements requires those statements distinguish only between incomes, costs and expenses ordinaries and non-ordinaries, however FRS A-5 has not been issued, a and the income statements must contain all the detail of classification, presented in accordance with the requirements of FRS B-3.

(2)	Organization, description of business and salient events

Axtel, S.A.B. de C.V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company’s activity, a concession is required (see note 21e).  In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint, a fiber optic radio links and copper technology, which are used depending on the communication needs of the clients.

As described in note 4, on November 27, 2006, the Company signed an agreement with Banco Nacional de Mexico, S.A. (“Banamex”) and Telecomunicaciones Holding Mx, S. de R.L. de C.V. (“Tel Holding”) to acquire all the assets and shares of Avantel Infraestructura, S. de R.L. de C.V. and Avantel, S. de R.L. de C.V.  AXTEL completed the acquisition on December 4, 2006 and the results of the acquired operations have been included in the Company’s consolidated statement of operations from the date of acquisition. As

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

described in note 15, the acquisition transaction was financed through various loans amounting to approximately U.S. $515 million.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

On February 22, 2006 the Company redeemed U.S. $87,500,000 aggregate principal amount of its 11% senior notes due 2013, or 35% of the U.S. $250,000,000 original aggregate principal amount of the notes. The redemption was made at a price of 111% of the principal amount of the notes, plus accrued and unpaid interest through the redemption date. The premium paid on this transaction amounted to approximately U.S. $9.6 million, and is included in the statements of operations as part of the comprehensive financing result.  In relation with transaction, deferred financing cost amounting to Ps. 27,411were amortized.

(3)	Summary of significant accounting policies

The accounting policies and practices followed by the Company in the preparation of the consolidated financial statements are described below:

(a)	Use of estimates

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

(b)	Recognition of the effects of inflation
FRS, require the recognition of the effects of inflation on the financial information, which are expressed in thousands of Mexican pesos at the constant purchasing power as of December 31, 2006 based on the National Consumer Price Index (NCPI) published by Banco de Mexico.  The indexes used in recognizing the effects of inflation were as follows:

	NCPI	Inflation %

December 2006	442.468	4.05
December 2005	425.232	3.30
December 2004	411.648	5.47

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(c)	Principles of consolidation

The consolidated financial statements include the financial statements of AXTEL and the subsidiaries mentioned below. All transactions between the subsidiaries with the Company and between each subsidiary have been eliminated in the preparation of the consolidated financial statements. The consolidation was prepared based on audited financial statements of each of the subsidiaries, which were prepared in accordance with FRS.

The Company owns, directly or indirectly, 100% of the following subsidiaries:

Subsidiary	Main activity

Instalaciones y Contrataciones, S. A. de C. V. (“Icosa”)	Administrative services
Impulsora e Inmobiliaria Regional, S. A. de C. V. (“Inmobiliaria”)	Property management
Servicios Axtel, S. A. de C. V. (“Servicios Axtel”)	Administrative services
Avantel, S. de R.L. de C.V. (“Avantel”)*	Telecommunications services
Avantel Infraestructura S. de R.L. de C.V. (“Avantel Infraestructura”)*	Telecommunications services
Adequip, S.A.	Fiber optic rings leasing
Avantel Recursos, S.A. de C.V. (“Recursos”)	Administrative services
Avantel Servicios, S.A. de C.V. (“Servicios”)	Administrative services
Telecom. Network, Inc. (“Telecom”)	Telecommunications services

* On June 30, 2005, Avantel Infraestructura and certain subsidiaries as partners, together with Avantel as a representative partner of the Joint Venture, entered into a Joint Venture agreement to permit Avantel provide services and operate Avantel Infraestructura’s public telecommunications network. Under this agreement, Avantel Infraestructura contributed the concessioned network, and the other associates contributed the customer agreements, as well as support and human resources services.

As a result of the above, Avantel Infraestructura entered into an agreement with Avantel to transfer the concession rights granted by the Secretaria de Comunicaciones y Transportes (“SCT”).

(d)	Cash equivalents

Cash equivalents of Ps. 914,581 and Ps. 1,941,793 as of December 31, 2006 and 2005, respectively, consist of overnight repurchase agreements and certificates of deposit with an initial term of less than three months.  Cash equivalents are carried at the lower of acquisition cost plus accrued interest as of the most recent balance sheet date or net estimated realizable value. Interest and foreign currency exchange fluctuation are included in the statements of operations as part of the comprehensive financing result.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(e)	Trade accounts receivable

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

(f)	Investment in shares of associated company

The investment in shares of associated company is accounted by the equity method when AXTEL has the ability to exercise significant influence but does not control the associated company. The ability to exercise significant influence is presumed where AXTEL owns more than 20%, but less than 50% of the voting shares of an associated company. AXTEL’s investments in associated companies are carried in the balance sheet at an amount that reflects AXTEL’s share of the net assets of the associates.

(g)	Inventories and cost of sales

Inventories are carried at the lower of restated cost and net realizable value and are accounted using the average cost method.  The restated cost is determined by application of the NCPI factor to current costs.

(h)	Property, systems and equipment

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(i)	Telephone concession rights

Telephone concession rights that are presented as part of the intangible assets, are restated by NCPI factors and amortized under the straight-line method over a period of 20 to 30 years (the initial term of the concession rights). Avantel’s telephone concession rights are amortized over the remaining initial term.

(j)	Pre-operating expenses

Pre-operating expenses include administrative services, technological advice and comprehensive financing results incurred through June 1999 and also the expenses incurred during 2000, 2004, 2005 and 2006 in opening offices in other cities throughout the country. The Company started providing business services beginning in 2001.  These expenses were capitalized, and restated by NCPI factors and are amortized under the straight-line method over a period of 10 years (see note 11).

(k)	Other and intangible assets

Other assets mainly include costs related to Telmex / Telnor infrastructure costs and notes issuance costs.  Other assets also include guarantee deposits and, beginning 2005, the intangible asset related to the labor obligations (see note 14). These assets are restated by NCPI factors and amortized on a straight-line basis.

As a consequence of the acquisition of Avantel and based upon calculations prepared by an independent expert appraiser, the Company recognized intangible assets. Those are: for trademark,  concession rights and committed agreements with customers (see note 13).

(l)	Seniority premiums, severance payments and post employment benefits

Seniority premium benefits, and, beginning 2005, severance compensation for reasons other than restructuring, to which employees are entitled in accordance with the Federal Labor Law are charged to expense based on actuarial computations of the present value of this obligation. Amortization of prior service costs is based on the estimated average service lives of existing personnel. As of December 31, 2006, the average service life of employees entitled to plan benefits approximates 20 years.

(m)	Derivative financial instruments

The Company accounts for derivatives and hedging activities in accordance with Bulletin C-10 “Accounting for Derivate Instruments and Certain Hedging Activities” , which require that all derivative instruments be recorded on the balance sheet date at their respective fair values, including those derivatives embedded in financial or nonfinancial contractual agreements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

The Company uses financial derivative instruments in order to manage financial exposures, specially foreign exchange related, included on either recognized assets or liabilities, or exposures derived from firm commitments or highly expected forecast transactions which have not yet been recognized as assets or liabilities within the Company’s balance sheet.  On the date derivatives contracts are entered into, the Company formally designates them into a hedging relationship, as foreign currency hedge to either mitigate the fair value risk or the variability of foreign-currency related exposures, under the corresponding fair value or through the cash flow hedge accounting model.  For all hedging relationships the Company formally documents them, including its risk-management objective and strategy for undertaking the hedge, the hedged item, the nature of the hedge risk(s) within such hedged item, the hedge instrument and how the hedging instrument’s effectiveness will be robust enough in offsetting the hedged risk on both a prospective and retrospective basis, including a description on how hedge ineffectiveness will be measured and recognized within earnings.  Changes in the fair value of a derivative that is highly effective in mitigating the foreign exchange variability is recorded net of deferred taxation in the other comprehensive income section of equity.  As a consequence of the redemption of 35% of the senior notes, the Company recorded the effects in the change of the fair value that exceeds the original hedged amount in the statement of operations, as part of the comprehensive financing result.

The Company uses Currency Swap (CS) contracts to reduce the risk resulting from foreign exchange rate fluctuations of the Mexican Peso (Ps) versus the United States Dollar ($).  The CS involves the exchange of cash flows originated by the exchange of currencies fluctuations. Net amounts paid or received are reflected as adjustments to interest expense within earnings.

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

In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings (see note 7).

(n)	Income tax (IT), tax on assets (TA) and employee’s statutory profit sharing (ESPS)

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Deferred ESPS is recognized for timing differences arising from the reconciliation of book income to income for profit sharing purposes with respect to which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

(o)	Inflation adjustment of common stock, other contributions and deficit

This adjustment is determined by multiplying stockholder contributions and deficit by NCPI factors, which measure accumulated inflation from the dates contributions were made and losses arising through the most recent year end. The resulting amounts represent the constant value of stockholders’ equity.

(p)	Comprehensive income (loss)

The comprehensive income (loss) represents the net income or loss for the year plus the effect of those items reflected directly in stockholders’ equity, other than capital contributions, reductions and distributions.

(q)	Cumulative deferred income tax effect

The Company adopted Bulletin D-4, “Accounting for income tax, tax on assets and employee statutory profit sharing” effective January 1, 2000, which required the adoption of the asset and liability method for determining deferred income taxes. The cumulative effect represents the cumulative previously unrecognized deferred taxes as of the date of adoption.

(r)	Comprehensive financing result (CFR)

The CFR includes interest income and expense, foreign exchange gain and loss, the monetary position gain and valuation effects of financial instruments, less the amounts capitalized, as part of property, systems and equipment and preoperating expenses.

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(s)	Revenue recognition

The Company’s revenues are recognized when earned and collection is assured, as follows:

•
Telephony Services –The Company generates revenue by enabling our customers to originate and receive an unlimited number of calls.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays” or “CPP calls”) and national and international long distance calls, and a monthly fee for value-added services and internet services when requested by the customer.  The costs related to the termination of our customers’ cellular and long distance calls on other carriers’ networks are charged to cost in the same month that the revenue is earned.

•
Activation - At the moment of installing the service when the customer has a contract with indefinite term; otherwise is recognized according to the term of the contract between the customer and the Company.

•	Equipment. At the moment of selling the equipment and when the customer acquires the property of the equipment and assumed all risks.

Other costs and expenses related to sales and marketing, costs of leasing land related to our operations and maintenance of the network, billing, payment processing, operator services and our leasing of private circuit links are recorded as incurred.

(t)	Business and risk concentration

The Company rendered services to one client that represents approximately 16%, 17% and 17% of total net rental, installation, service and other revenues during 2006, 2005 and 2004 respectively. The Company provides an allowance for doubtful accounts based on management’s analyses and estimations. The allowance expense is included as selling and administrative expenses in the consolidated statement of operations.

(u)	Contingencies

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(v)	Impairment of property, systems and equipment and other non-current assets

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

(w)	Segment information

The Company believes that it operates in one business segment.  Management does view the business as consisting of two revenues streams (Mass market and Business Market); however it is not possible to attribute direct or indirect costs to the individual streams other than selling expenses.

(4)	Acquisition of Avantel

On November 27, 2006, the Company signed an agreement with Banamex, and Telecomunicaciones Holding Mx, S. de R.L. de C.V. (‘‘Tel Holding’’), former controlling shareholders of Avantel, to purchase substantially all of the assets of Avantel Infraestructura, S. de R.L. de C.V. (‘‘Avantel Infraestructura’’) for US$485.0 million. We also agreed to purchase the equity interests of Avantel Infraestructura and Avantel, S. de R.L. de C.V. (‘‘Avantel Concesionaria,’’ both companies together being referred to as ‘‘Avantel’’) and each of Avantel’s subsidiaries for US$31.0 million. After obtaining all required approvals from AXTEL’s shareholders and government regulators, AXTEL completed the acquisition on December 4, 2006. The operating results of Avantel are included in the consolidated financial statements of the Company from the date of purchase.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(a)	Description of Avantel

Avantel Concesionaria and Avantel Infraestructura are affiliated companies and participate in an “Asociación en Participación” through this vehicle, the companies offer services of local telephony, domestic and international long distance and data services in Mexico.

Avantel provides telecommunication services to business, government and residential customers in Mexico. Avantel provides domestic and international long distance telephone services based on revenues and, recently, has increased its participation in the Internet and data transmission markets. Avantel operates a fiber optic network of approximately 7,700 kilometers that reaches over 200 cities in Mexico.

Avantel is a provider of Internet-Protocol (IP) solutions in Mexico and the scope of services ranges from intelligent voice and data transmission to virtual private networks, or VPNs, integrated telecommunications packages and managed services.

(b)	Transaction objective

The main objective of the transaction is to create an added value for the shareholders of the Company through the projected benefits of synergies, more strength by increasing the size of the Company, more presence on nation wide coverage and more efficiency for the expansion in new cities, among others, which will traduce in an increase of our competitive advantages that AXTEL keeps against its actual and future competitors.

(c)	Purchase price allocation

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date. The purchase price for acquisition of Avantel was approximately U.S. $520 million (Ps. 5,714,166), which includes certain costs and expenses associated with the transaction, such as financial advisory expenses professional fees for, lawyers, independent experts of valuation, among others.

After the recognition of the effects of FRS B-7, an excess in the value of the net assets acquired over the cost of the transaction was recognized of approximately Ps. 641,327, and following the rules of the FRS B-7 we applied it proportionally to reduce the property, systems and equipment and intangible assets.

Under the purchase method of accounting, the assets and liabilities of Avantel were recorded at their respective fair values as of the date of the acquisition. We are in the process of finalizing valuations of assets, including investments, property, systems and equipment, intangible assets, and certain liabilities. Given the size of the merger, the fair values set forth above are based on preliminary valuations and are subject to adjustment as additional information is obtained. Such additional information includes, but may not be limited to, the following: valuations of property, plant and equipment, exit from certain contractual arrangements and the expected involuntary termination of

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

employees in connection with our integration activities and rationalization of the combined work force. When finalized, adjustments to the preliminary amounts allocated may result.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

As of November 30, 2006, the assets acquired and liabilities assumed are as follows:

Balance Sheet:

Current assets	Ps.	1,153,749
Property, systems and equipment, net		6,101,603
Intangible assets		771,971
Deferred income tax		694,869
Others		78,585

Total of assets acquired		8,800,777

Current liabilities		2,281,108
Long term liabilities		805,503

Total of liabilities assumed		3,086,611

Net assets acquired	Ps.	5,714,166

The Company continues with the process of determining the fair values for the net assets acquired, and the final results may vary from the preliminary results at the date of these financial statements.

For 2006, the income and costs of Avantel that were included in the consolidated financial statements amounted to Ps. 664,843 and Ps. 547,222, respectively.

(d)	Exit Costs Associated with Business Combinations

In connection with activities related to business combinations, we recorded certain costs associated with dispositions and integration activities in accordance with the requirements of EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination”. The exit costs are primarily related to termination fees associated with leases and contractual arrangements, as well as severance and related costs associated with work force reductions. For the year ended December 31, 2006, we recorded Ps. 228,483 of such exit costs. From this amount Ps. 118,500 is related to the work force reduction and Ps. 109,983 are related with termination of leases and contractual arrangements.  These costs have resulted in adjustments to other accounts payable as shown in note 16, which consequently have resulted in an adjustment to negative goodwill related to the Avantel acquisition.

We continue to finalize our plans for rationalizing certain redundant assets and activities, such as facilities, software and infrastructure assets related to certain business combinations, and to integrate the combined companies. We expect to execute these plans over the next several months. These plans affect many areas of our company, including sales and marketing, network, information technology, customer care and general and administrative functions.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(e)	Pro forma financial information

We derived the summary unaudited pro forma financial information from our consolidated financial statements of Axtel, S.A.B. de C.V. and Subsidiaries and the combined financial statements of Avantel Infraestructura, S. de R.L. de C.V. and Subsidiaries and Avantel, S. de R.L. de C.V. adjusted to give effects to the purchase method of accounting for the acquisition described above and the results of operations as through the combination had been completed at the beginning of the year 2005 and 2006.

The Company provides the unaudited pro forma financial information for informational purposes only. They do not purport to indicate the operating results or financial position that would have been achieved if the acquisition had occurred on the assumed dates, nor do they purport to indicate our future operating results or financial position.

The unaudited consolidated pro forma financial information is as follows:

		Years ended December 31:
		2006	2005
		(Unaudited)	(Unaudited)

Revenues	Ps.	11,760,590	11,277,338
Costs of revenues and services		(4,739,279)	(4,697,247)
Selling and administrative expenses		(3,645,372)	(3,788,742)
Depreciation and amortization		(2,579,768)	(2,422,525)
Operating income		796,171	368,824
Net income (loss)		10,146	(108,956)
Earning (loss) per share		0.00	(0.04)

(5)	Foreign currency exposure

Monetary assets and liabilities denominated in dollars as of December 31, 2006 and 2005 are as follows:

	(Thousands of dollars)
	2006	2005

Current assets	120,606	101,370
Current liabilities	(85,125)	(42,328)
Long-term liabilities	(587,343)	(253,514)
Foreign currency liability position, net	(551,862)	(194,472)

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

The U.S. dollar exchange rates as of December 31, 2006 and 2005 were Ps. 10.88 and Ps. 10.77, respectively.  As of March 22, 2007, the exchange rate was Ps. 11.11 to $1.

As of December 31, 2006, the Company had foreign exchange derivative instruments (see note 7).

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

As of December 31, 2006 and 2005, the Company had the following non-monetary assets of foreign origin, the replacement cost of which may only be determined in dollars:

	(Thousands of dollars)
	2006	2005

Inventories	4,154	3,042
Systems and equipment, gross	1,164,437	791,726

	1,168,591	794,768

Following is a summary for the years ended December 31, 2006, 2005 and 2004, of transactions carried out with foreign entities, excluding imports and exports of systems and equipment:

	(Thousands of dollars)
	2006	2005	2004

Interest expense	34,569	30,869	21,429
Commissions	21	223	471
Administrative and technical advisory services	1,336	1,311	1,004
Income services	7,505	-	-
Cost of services	591	-	-

	44,022	32,403	22,904

(6)	Accounts receivable

Accounts receivable consist of the following:

		2006	2005

Trade	Ps.	2,776,110	866,038

Less allowance for doubtful accounts		1,175,711	186,300

Accounts receivable, net	Ps.	1,600,399	679,738

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

The activity in the allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004 was as follows:

		2006	2005	2004

Balances at beginning of year	Ps.	179,043	100,219	66,719
Bad debt expense		119,563	78,873	33,500
Write-offs		(13)	(49)	-
Avantel		877,118

Balances at end of year not adjusted for inflation		1,175,711	179,043	100,219

Effects of inflation		-	7,257	7,503

Balances at year end at constant pesos	Ps.	1,175,711	186,300	107,722

(7)	Derivative instruments and hedging activities

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

On March 29, 2004, the Company entered into a derivative a Ps-USD CCS to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes, which matures in 2013. Under this CCS transactions, AXTEL will receive semiannual payments calculated based on the aggregate notional amount of U.S. $113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps.1,270,019 (nominal value) at annual rate of 12.30%. This CCS has been accounted under the cash flow hedge accounting model. The fair value as of December 31, 2006 is a liability amounting to Ps. 34,932.

On June 6, 2005, the Company entered into a new derivative a Ps-USD CCS. The purpose of this agreement was to hedge the remaining portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $250 million 11% senior notes. Under this agreement, AXTEL will receive semiannual payments calculated based on the aggregate notional amount of U.S. $136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps.1,480,356 (nominal value) at annual rate of 12.26%. This CCS has been accounted under the cash flow hedge accounting model. The fair value as of December 2006 is a liability amounting to Ps. 33,824.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Both CCS will expire in December 2008. During the life of the contracts, the cash flows originated by the exchange of interest rates under the CCS, replicate those selected contractual cash flow terms in interest payment dates and those conditions of the underlying hedged debt, except that the underlying debt is due in 2013. The Company has been accounting these partial term hedge fixed for fixed CCS under the cash flow hedge accounting model.

As of December 31, 2006, the CCS information is as follows:

(Amounts in charts are expressed in millions)

	Currencies		Interest Rates
Maturity date	Notional amount	Notional amount (nominal value)	Axtel receives	AXTEL pays	Estimated fair value

December 15, 2008	U.S. $ 113.75	Ps. 1,270	11.00%	12.30%	U.S.$(3.2)
December 15, 2008	U.S. $ 136.25	Ps. 1,480	11.00%	12.26%	U.S.$(3.1)

For the year ended December 31, 2006, the change in the fair value of these CCS is an unrealized gain amount of U.S. $2.5 million, when compared to the fair value as of December 31, 2005. This gain was recognized within the other comprehensive income section of equity, net of deferred taxes. Due to the redemption of 35% of the U.S. $250,000,000 original aggregate principal amount of the notes, a hedge ineffectiveness amounting U.S. $(2.1) million was recognized in the statement of operations as part of the comprehensive financing result during 2006, under the cash flow hedge accounting model.

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

The Company has conducted an initiative to identify, analyze and segregate if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics within financial or non financial agreements. These instruments are commonly known as embedded derivatives and do follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company identified and recognized an amount of Ps. 2,698 from embedded derivatives effects during 2006 in the accounting records.  As of December 31, 2006 the notional amount of these contracts is U.S. $1,937.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(8)	Related parties transactions

The main transactions with related parties, during the years ended December 31, 2006, 2005 and 2004 are as follows:

		2006	2005	2004

Telecommunication services income	Ps.	90,892	-	-
Interest expense		12,295	-	-
Commissions and Administrative services		45,121	-	-
Lease expense		23,566	45,148	40,548
Banamex deferred revenue		698,509	-	-
Installations services expense		6,192	6,012	5,801
Marketing and advertising expense		-	9,341	392

During December 2006, Avantel received from Banamex approximately U.S. $40 million in relation to diverse contracts of services between them. One of the contracts is to provide services of technical support on site during 60 months and the second one consists in the prepayment of 13 months of recurring telephony services for three years.

In 2005, the Company entered into a service agreement for marketing and advertising inside a theme park.

In March and May 2000, the Company entered into a lease agreement with Gemini, S.A. de C.V. for the lease of land and property on which the corporate offices and certain infrastructure are located.

In April 2002, the Company signed a service agreement with Instalaciones y Desconexiones Especializadas, S.A. de C.V. for the provision of installation services with regard to customer premise equipment.

The due from and due to balances with related parties as of December 31, 2006 and 2005 are as follows:

		2006	2005

Due from:
Operadora de Parques y Servicios, S.A. de C.V.	Ps.	4,763	6,387

As of December 31, 2006 the Company has debt with Citibank, N.A. and Banamex, S.A. as described in note 15.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(9)	Inventories

Inventories consist of the following:

		2006	2005

Telephones and caller identification devices	Ps.	31,460	18,147
Installation material		9,850	7,552
Tools		8,832	7,728
Network spare parts		34,323	17,886
Other		14,871	12,540

Total inventories	Ps.	99,336	63,853

(10)	Property, systems and equipment

Property, systems and equipment are as follows:

		2006	2005	Useful lives

Land	Ps.	162,108	41,289
Building		343,014	134,078	25 years
Computer and electronic equipment		1,487,031	1,172,428	3 years
Transportation equipment		103,860	31,596	4 years
Furniture and fixtures		116,359	113,937	10 years
Network equipment		15,782,799	8,849,644	6 to 28 years
Leasehold improvements		191,139	178,958	5 to 14 years
Construction in progress		1,089,577	1,179,561
Advances to suppliers		27,468	133,601

		19,303,355	11,835,092
Less accumulated depreciation		5,775,293	4,514,908

Property, systems and equipment, net	Ps.	13,528,062	7,320,184

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

As of December 31, 2006, 2005 and 2004 the Company has capitalized CFR as a component of the acquisition cost of property, systems and equipment amounting to Ps. 2,461.

As of December 31, 2006 and 2005, the net amount of property, systems and equipment under capital lease amounts to Ps.77,260 and Ps. 70,244, respectively.

(11)	Pre-operating expenses, net

The capitalized pre-operating expenses incurred up to June 1999 and expenses incurred during 2000, 2004, 2005 and 2006 in opening new operations are as follows:

		2006	2005

Salaries	Ps.	223,559	216,942
Legal and financial advisory		113,954	113,954
Operating expenses		93,147	86,280
Depreciation		9,903	9,903
Comprehensive financing result		(24,990)	(24,990)
Service and other revenues		(14,126)	(14,126)
Other		39,383	39,383
		440,830	427,346
Less accumulated amortization		287,021	241,970
Pre-operating expenses, net	Ps.	153,809	185,376

(12)	Investment in shares of associated company

As of December 31, 2006, the investment in shares of associated company through Avantel is represented by a non-controlling 50% interest in the equity shares of Conectividad Inalámbrica 7GHZ, S. de R.L. (Conecitvidad Inalámbrica).  The operation of this company consists in providing radio communication services in Mexico under the concession granted by the SCT. Such concession places certain performance conditions and commitments to this company, such as (i) filing annual reports with the SCT, including identifying main shareholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) to present a code of marketing strategies, (v) to register rates of service,  (vi) to provide a bond and (vii) fulfilling the program of investments presented when the company solicited the concession.

Since the Company does not have effective control, this investment is accounted for under the equity method.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Condensed financial information of the associated company as of December 31, 2006 and for operations after the acquisition date is as follows:

Balance sheets:

Current assets	$7,667
Intangible assets	20,151

Total assets	27,818

Total liabilities	589

Stockholders’ equity	$27,229

50 % equity interest	$13,615

Statement of operations:

Revenues from rent of frequency bands	$485
Cost of services and operating expenses	146

Operating income (loss)	339

Comprehensive financial results	2,846

Net income	$3,185

Equity in gain of associated company	$1,592
As of December 31, 2006, the liabilities of the Company with Conectividad Inalámbrica were $822.

(13)	Intangible assets

Intangible assets consist of the following:

		2006	2005

Telephone concession rights AXTEL	Ps.	1,034,256	1,034,256
Telephone concession rights Avantel		144,967	-
Customers list		386,579	-
Trade name “Avantel”		193,289	-

		1,759,091	1,034,256
Less accumulated amortization		387,825	332,921

Intangible assets, net	Ps.	1,371,266	701,335

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Telephone concession rights from AXTEL

The Company has been granted the following licenses over the spectrum of frequencies necessary to provide the services:

•
60MHz for Point-to-Multi-Point in the 10.5GHz band to cover each one of the nine regions of the Mexican territory. The acquisition of these twenty-year concessions, with an extension option, represented an investment of Ps. 155,102 for the Company.

•
112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band with countrywide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of Ps. 78,221 for the Company.

•	50MHz in the 3.4GHz. The licenses obtained allow coverage in the nine regions of the country, and the investment was Ps. 800,933 for a period of twenty years with an extension option.

Telephone concession rights from Avantel

•
30-year concession granted on September 15, 1995, renewable under the terms of the title, to provide both domestic and international public long-distance telecommunication services and other additional value added services related to long-distance services.

•
20-year concession granted on February 20, 1997 for the use of frequency bands of the radio electric spectrum to provide mobile paging services, renewable under the terms of the title. In 2003, Avantel paid U.S. $ 3.9 million, and transferred all remaining contractual obligations of subscribers to these services to another carrier.

•	30-year concession granted on April 12, 1999 to provide domestic telecommunication services in Mexico, renewable under the terms of the concession.

Intangible assets from the acquisition of Avantel

Derived from the acquisition of Avantel, the Company recorded certain intangibles assets such as: trade name “Avantel”, customer relationships and telephone concession rights, whose value was determined by using independent external expert appraiser in accordance with FRS B-7 and FAS 141.  The trade name and the customer relationships that will be amortized over three to five years using the sum of the years’ digits method, which we believe best reflects the estimated pattern in which the economic benefits of those relationships will be consumed.   The telephone concession right will be amortized over the remaining term of the concession on a straight-line basis.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

For the mentioned above intangibles assets we will assess whether any indicators of impairment exist that would trigger a test of any of these definite lived intangible assets, including, but not limited to, a significant decrease in the market price of the asset or cash flows, or a significant change in the extent or manner in which the asset is used. We will also evaluate the remaining useful lives of our definite lived intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining periods of amortization, which would be addressed prospectively. For example, we review certain trends such as customer churn, average revenue per user, revenue, our future plans regarding the network and changes in marketing strategies, among others.

(14)	Other assets

Other assets consist of the following:

		2006	2005

Notes issuance costs	Ps.	95,927	95,769
Deferred financing costs		86,572	-
Telmex / Telnor infrastructure costs		65,805	65,805
WTC concession rights		21,660	-
Guarantee deposits		43,116	21,475
Other		47,789	29,547

		360,869	212,596
Less accumulated amortization		62,864	34,576

Other assets, net	Ps.	298,005	178,020

Notes issuance costs

Notes issuance costs mainly consists of legal and audit fees, documentation, advising, printing, rating agencies, registration fees and out of pocket expenses incurred in relation to the issuance of notes payable and are amortized on a straight line basis over the life of the related debt.

Telmex / Telnor infrastructure costs

As part of the opening of the telecommunications market in Mexico, new telecommunications companies must have interconnection with Teléfonos de Mexico (Telmex) and Teléfonos del Noroeste (Telnor).  These two companies made agreements with the new entrants by which they must compensate Telmex and Telnor for their investment in infrastructure that Telmex / Telnor made in order to provide interconnection for the new telephone companies in Mexico.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

During 2005, the Company recognized the remaining portion of the amount related to the infrastructure costs.  These costs will be amortized on a straight line method over a period of fifteen years, the estimated useful life of this infrastructure.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Deferred financing costs related with the acquisition of Avantel

The deferred financing costs incurred in the acquisition of Avantel will be amortized based upon the terms of the loans that they are related using the effective interest method.

World Trade Center (WTC) concession rights

Represent the amount paid for obtain concession rights to operate in the WTC building located in Mexico City. This right is amortized over a ten year period which is the length  of the agreement .

(15)	Long-term debt

Long-term debt as of December 31, 2006 and 2005 consist of the following:

		2006	2005
U.S. $162,500,000 in aggregate principal amount of 11% Senior Unsecured Notes due 2013. Interest is payable semi-annually in arrears on June 15, and December 15 of each year.	Ps.	1,768,163	2,803,639

Premium on Senior Notes issuance		31,148	54,695

Unsecured Bridge Loan with Credit Suisse, Cayman Island Branch, as the administrative agent, for an aggregate amount of U.S. $310.9 million, with an interest rate of LIBOR + 125 basis points, maturing in May 2008.		3,383,447	-

Unsecured Syndicated Loan with Citibank, N.A., as the administrative agent, and Banamex as the peso agent, with a peso tranche in the aggregate amount of Ps.1,042.4 and a U.S. dollar tranche in the aggregate amount of U.S. $110.2. The final maturity date is November 2011, with quarterly principal repayments starting November 2009, with an interest rate for the tranche in pesos of TIIE + 187 basis points, and the tranche in U.S. dollar of LIBOR + 187 basis points as disclosed in note 8.		2,241,722	-

Capacity lease agreement with Teléfonos de Mexico, S.A.B. de C.V. of approximately 800,000 payable monthly and expiring in 2011.		572,192	-

Other long-term financing with several credit institutions with interest rates fluctuating between 6.0% and 7.5% for those denominated in dollars and TIIE (Mexican average interbank rate) plus three percentage points for those denominated in pesos.		154,406	78,817

Total long-term debt		8,151,078	2,937,151

Less current maturities		157,294	42,640

Long-term debt, excluding current maturities	Ps.	7,993,784	2,894,511

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Annual installments of long-term debt are as follows:

Year		Amount

2008	Ps.	3,534,443
2009		369,357
2010		1,169,705
2011 and thereafter		2,920,279

	Ps.	7,993,784

As of December 31, 2006 and 2005 long-term debt principal characteristics are as follows:

On December 4, 2006, the Company entered into a Unsecured Bridge Loan Facility with Credit Suisse, Cayman Island Branch, as the Administrative Agent, for an aggregate amount of U.S. $310,950,000. The bridge loan facility matures eighteen months after the initial drawdown date. With an interest rate of LIBOR +125 basis points. As described in note 22, this loan was prepaid on February 2, 2007. Certain subsidiaries of the Company guarantee this facility.

On December 4, 2006, The Company entered into an Unsecured Credit Agreement with Citibank, N.A. as the Administrative Agent and Banamex as the Peso Agent, with a peso tranche in the aggregate amount of Ps. 1,042,362,416 and a U.S. dollar tranche in the aggregate amount of U.S. $110,225,133. The term loan facility will mature in November 2011, with partial principal repayments payable quarterly beginning on November 2009. The credit agreements bear interest rate at LIBOR + 187 basis points for the tranche in U.S. dollar and TIIE + 187 basis points for the peso tranche. Certain subsidiaries of the Company guarantee this credit agreement.

During January 2005, the Company issued U.S. $75 million under the current indenture. This issuance matures on December 2013. The bonds were issued at a price of 106.75% over face value, thus resulting in a premium of U.S. $5.1 million, which will be amortized as a reduction of interest expense over the term of the notes from 11.0% to 9.84%.

Each of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured.

On February 22, 2006 the Company redeemed U.S. $87,500,000 aggregate principal amount of its 11% senior notes due 2013, or 35% of the U.S. $250,000,000 original aggregate principal amount of the notes. The redemption was made at a price of 111% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date. The premium paid on this transaction was U.S. $9.6 million, which was recorded in the statement of operations as part of the comprehensive financing result.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

On October 1, 2006, Avantel Infraestructura, S. de R.L. a subsidiary of Axtel S.A.B. de C.V. from December 4, 2006 entered into a capacity lease agreement with Teléfonos de México, S.A.B. de C.V. for purposes of connecting the installations of Avantel and those of Telmex in certain cities by using dedicated links of data for an amount of approximately Ps. 800,000. The monthly lease payment for this contract is approximately Ps. 15 million. The Company evaluated this lease agreement and determined that the present value of the minimum future payments is substantially equal to the market value of the infrastructure and dedicated equipment. Such market value was determined by an independent expert telecommunications appraiser registered within the COFETEL. The Company recorded the lease as a capital lease according to FRS.

Some of the debt agreements that remain outstanding establish certain covenants, the most significant of which refer to limitations on dividend payments and comprehensive insurance on pledged assets. For the year ended December 31, 2006, the Company was in compliance with all of its covenants.

(16)	Other accounts payable

As of December 31, 2006 and 2005 other accounts payable consist of the following:

		2006	2005

Guarantee deposits (note 21(a))	Ps.	141,453	145,789
Interest payable (note 21(a))		56,475	42,970
Labor and contractual reserves		228,483	-
Other		95,138	39,286

	Ps.	521,549	228,045

(17)	Labor obligations

The cost of the obligations and other elements of seniority premiums, severance payments and pensions mentioned in note 3(l) have been determined based on independent actuarial calculations as of December 31, 2006 and 2005.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

The components of the net periodic cost for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006			2005		2004
	Seniority Premium	Severance payments	Pension	Seniority Premium	Severance payments	Seniority Premium
Net periodic cost:
Labor cost	$940	4,005	-	725	4,393	657
Financial cost	146	744	-	102	738	83
Amortization of transition obligation	1	3,321	-	1	1,589	1
Variances in assumptions and experience adjustments	45	69	-	14	-	9
Inflationary effect	46	326	-	33	340	31
Net periodic cost before Avantel’s acquisition	$1,178	8,465	-	875	7,060	781
Labor cost of Avantel	44	326	2,009	-	-	-
Net periodic cost	$1,222	8,791	2,009	875	7,060	781

The actuarial present value of plan benefit obligations is as follows:

	2006			2005
	Seniority Premium	Severance payments	Pension	Seniority Premium	Severance payments

Present benefit obligation	$4,402	23,134	-	3,078	19,576
Present value of benefits attributable to future salary increases	319	1,036	-	232	1,131
Projected benefit obligation (PBO)	4,721	24,170	-	3,310	20,707
Items pending amortization:
Variances in assumptions and experience adjustments	(1,136)	(2,975)	-	(481)	391
Transition liability	(5)	(14,513)	-	(6)	(17,976)
Minimum additional liability	821	16,452	-	277	16,648
Net projected liability recognized on the consolidated balance sheet before Avantel’s acquisition	4,401	23,134	-	3,100	19,770
Obligations from Avantel’s acquisition	7,476	31,579	33,872	-	-
Labor periodic cost	44	326	2,009	-	-
Reclassification to reserve for personal restructure	(2,111)	(9,457)	(8,865)	-	-
Net projected liability	$9,810	45,582	27,016	3,100	19,770

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

The most significant assumptions used in the determination of the net periodic cost of plan are the following:

	2006			2005
Discount rate used to reflect the present value of obligations	4.00%-5.00%	4.00%-5.00%	5.00%	4.00%	4.00%
Rate of increase in future salary levels	0.75%-1.00%	0.75%-1.00%	0.75%	1.00%	1.00%
Amortization period of the transition liability	17 years	6 years	20.37 years	17 years	17 years

(18)	Income tax (IT), tax on assets (TA), employee statutory profit sharing (ESPS) and tax loss carryforwards

The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

In accordance with the current tax legislation, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from financial reporting standards.

The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and net of certain liabilities in accordance with law. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

Effective January 1, 2002 a new Income Tax Law had been enacted, which provided for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would have been 32% in 2005. In December 2004 the Mexican Congress approved changes to the Income Tax Law where the tax rate for 2005 was further reduced to 30%. Also, for years 2006 and 2007 the tax rates will decrease to 29% and 28%, respectively. Consequently, the deferred income taxes were calculated assuming a 28% tax rate for assets and liabilities as of December 31, 2006 and assuming a 29% and 28% as of December 31, 2005, depending upon the expected reversal of temporary differences.  The effects of the reduction in the deferred income tax asset calculation for 2006 and 2005 were Ps. 11,618 and Ps. 10,528, respectively.

The tax expense attributable to the income before IT differed from the amount computed by applying the tax rate of 29% in 2006, 30% in 2005 and 33% in 2004 to pretax income, as a result of the items mentioned below:

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

		2006	2005	2004

Computed “expected” income tax expense	Ps.	(93,681)	(137,326)	(26,015)
(Increase) decrease resulting from:
Effects of inflation, net		(8,846)	(1,799)	(17,369)
Change in valuation allowance		2,553	(3,225)	(7,829)
Adjustments to deferred tax assets and liabilities for enacted changes in tax rates		11,618	10,528	(54,736)
Amendment to 2003 income tax return		-	-	(32,337)
Non taxable income (non-deductible expenses)		5,330	(22,623)	(14,780)
Accelerated depreciation effects		(36,326)	-	-
Other		6,060	(7,354)	(8,675)

Income tax expense	Ps.	(113,292)	(161,799)	(161,741)

In June 2004 the Company filed before the Mexican tax authority its Statutory Tax Report and also filed an amended Income Tax Return for the year ended December 31, 2003. In that filing, the net tax operating loss carryforwards were decreased by approximately Ps. 96,738 as a result of certain expenses originally reported as deductible expenses and in the amended return reported as non-deductible expenses. As a consequence, the tax assets associated with these carryforwards were reduced resulting in an increase in the deferred tax expense for 2004 of approximately Ps. 32,337. This decrease and the enacted changes in tax rates are the main factors as to why the effective rate for the year ended December 31, 2004 is approximately 200% as compare to the 33% statutory rate for the same period in 2003. Other factors contributing to the large effective tax rate mainly include non-deductible expenses and certain inflationary effects.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2006 and 2005 are presented below:

		2006	2005
Deferred tax assets:
Net operating loss carryforwards	Ps.	1,401,181	322,760
Accounts receivable		268,190	52,174
Accrued liabilities		428,714	13,960
Tax on assets		328,305	21,005
Premium on bond issuance		12,258	15,886
Fair value of derivative instruments		12,051	23,522

Total gross deferred tax assets		2,450,699	449,307

Less valuation allowance		844,794	23,584

Net deferred tax assets		1,605,905	425,723

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Deferred tax liabilities:
Property, systems and equipment		488,745	152,160
Telephone concession rights		223,794	191,885
Intangible and other assets		294,983	63,788

Total deferred tax liabilities		1,007,522	407,833

Deferred tax assets, net	Ps.	598,383	17,890

The rollforward for the net deferred income tax asset for the years ended December 31, 2006 and 2005 is presented below:

		2006	2005

Balances at beginning of year	Ps.	17,890	133,375
Deferred IT expense		(108,575)	(161,760)
Deferred IT of derivative financial instruments		(5,801)	23,522
Additional paid-in capital		-	22,753
Deferred IT from Avantel’s acquisition		694,869	-

Balances at end of year	Ps.	598,383	17,890

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon of future taxable income during periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.  In order to fully realize the net deferred tax asset as of December 31, 2006, the Company will need to generate future taxable income of approximately Ps. 2,137,082 prior to the expiration of the net operating loss carryforwards in various dates as disclosed below.  Taxable income for the years ended December 31, 2006, 2005 and 2004 were Ps. 1,002,662, Ps. 797,895 and Ps. 119,876, respectively.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2006.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. As of December 31, 2006 and 2005, a valuation allowance was established for a portion of the tax loss carryforwards from certain subsidiaries and TA from the Company and its recently acquired subsidiaries.

According to the IT law, the tax loss of a year, restated by inflation, may be carried to the succeeding ten years.  The tax losses have no effect on ESPS.  As of December 31, 2006, the tax loss carryforwards expire as follows:

Year		Inflation-adjusted tax loss carryforwards	Recoverable TA

2007	Ps.	675,926	-
2008		1,180,804	-
2009		448,008	-
2010		613,342	-
2011		381,241	68,983
2012		859,501	50,075
2013		438,083	75,916
2014		89,366	81,699
2015		11,425	27,557
2016		306,522	24,075

	Ps.	5,004,218	328,305

The tax effects of temporary differences that give rise to deferred employee’s profit sharing as of December 31, 2006 and 2005 are presented below:

		2006
Deferred ESPS assets:
Accrued liabilities	Ps.	13,293
Accrued for labor obligations		13,368
Other derived from		5,326

Net deferred ESPS assets		31,987

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Deferred ESPS liabilities:
Accrued of income		3,799
Other		1,420

Total deferred ESPS liabilities		5,219

Deferred ESPS assets, net	Ps.	26,768

The rollforward for the net deferred employee's profit sharing asset for the year ended December 31, 2006 is presented below:

		2006

Balances at beginning of year	Ps.	-
Deferred ESPS benefit		4,529
Deferred ESPS for acquisition of Avantel		22,239

Balances at end of year	Ps.	26,768

(19)	Stockholders’ equity

The principal characteristics of stockholders’ equity are described below:

(a)	Common stock structure

As of December 31, 2006, the Company has 2,840,936,866 shares issued and outstanding.  Company’s shares are divided in two Series: Series A and B; both Series have two type of classes, Class “I” and Class “II”, with no par value.  From the total shares, 32,212,209 shares are Series A and 2,808,724,657 shares are Series B.   As of December 31, 2006 the Company has only issued Class “I” shares.  Also, as of December 31, 2006 all shares issued are part of the fixed portion.

The following represents a rollforward of Company’s shares for the years ended December 31, 2006, 2005 and 2004:

	Issued and subscribed shares		Common stock	Additional paid-in capital

Balances as of December 31, 2003	2,533,706,866	Ps.	7,638,797	151,144

Balances as of December 31, 2004	2,533,706,866		7,638,797	151,144

Shares issued and subscribed	307,230,000		724,593	385,614

Balances as of December 31, 2005	2,840,936,866		8,363,390	536,758

Issuance costs	-		-	(9,449)

Balances as of December 31, 2006	2,840,936,866	Ps.	8,363,390	527,309

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

As of December 31, 2006 and 2005, the common stock of the Company is Ps. 6,439,264 (nominal value), represented by 32,212,209 common shares, with no nominal value, Class “I”, “A” Series, subscribed and paid, and 2,808,724,657 common shares, with no nominal value, Class “I”, “B” Series, subscribed and paid.

In relation to our acquisition of Avantel also included a Series B Shares Subscription Agreement (‘‘Subscription Agreement’’) with Tel Holding, an indirect subsidiary of Citigroup, Inc., for an amount equivalent to up to 10% of AXTEL’s common stock. To give effect to the above, we obtained shareholder approval (i) to increase our capital by issuing Series B Shares in a number that was sufficient for Tel Holding to subscribe and pay for Series B Shares (in the form of CPOs) representing up to a 10% equity participation in Axtel; and (ii) for the subscription and payment of the Series B Shares that represented the shares subscribed for by Tel Holding and any shares subscribed for by shareholders that elected to subscribe and pay for additional Series B Shares in exercise of their preferential right granted by the Mexican General Corporation Law.

On December 22, 2006 pursuant to the Subscription Agreement, we received a notice from Tel Holding confirming that it acquired 177,992,248 Series B Shares (represented by 25,427,464 CPOs) from the Mexican Stock Exchange (Bolsa Mexicana de Valores, or ‘‘BMV’’) and confirming its intention to subscribe and pay for 82,151,321 new Series B Shares (represented by 11,735,903 CPOs). The new Series B Shares were subscribed and paid for, which we refer to herein as the ‘‘Equity Subscription,’’ by Tel Holding through the CPOs Trust on January 4, 2007. Tel Holding may not, subject to certain exceptions, transfer CPOs purchased in the Equity Subscription until January 3, 2008.  The price per share acquired by Tel Holding amounted to Ps. 4.56 per share, which was the market value at the date of the subscription.

(b)	Stockholders’ equity restrictions

Stockholders’ contributions, restated for inflation as provided in the tax law, totaling Ps. 6,795,010 may be refunded to stockholders tax-free.

No dividends may be paid while the Company has a deficit. Some of the debt agreements mentioned in note 15 establish limitations on dividend payments.

(c)	Comprehensive income (loss)

The comprehensive income (loss) reported on the statements of stockholders’ equity represents the results of the total performance of the Company during the year, and includes the items mentioned below which, in accordance with Mexican GAAP, are reported directly in stockholders’ equity, except for net income.

		2006	2005	2004

Net income (loss)	Ps.	214,354	295,954	(82,907)
Fair value of derivative instruments		40,971	(83,688)	(321)
Deferred IT of derivative financial instruments		(11,472)	23,522	-
Comprehensive income (loss)	Ps.	243,853	235,788	(83,228)

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(20)	Telephone services and related revenues

Revenues consist of the following:

		2006	2005	2004

Local calling services	Ps.	4,178,121	3,634,188	2,893,696
Long distance services		607,702	470,219	410,443
Data services		442,437	207,839	206,686
International Traffic		532,764	490,816	395,379
Other services		672,830	365,054	244,205

	Ps.	6,433,854	5,168,116	4,150,409

(21)	Commitments and contingencies

As of December 31, 2006, there are the following commitments and contingencies:

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

On January 24, 2001, the Company received U.S. $13 million dollars from Global Towers to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime Rate in favor of Global Towers on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. The Company has recognized a liability to cover such interest for Ps. 56,475 and Ps. 42,970, included within other accounts payable in the balance sheet as of December 31, 2006 and 2005, respectively, material adverse effect.

During 2002, Global Towers filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Global Towers for unilateral rescission of the contract. As of December 31, 2006, the trial is at a stage where evidence is being shown.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(b)
On October 2002, Metronet, S.A. de C.V. ("Metronet") filed an action against the Company in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that the Company wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately U.S. $3.8 million, plus other expenses and attorneys' fees. The trial court ruled against the Company in first instance. The Company appealed such judgment before the Appeal Court and on October 22, 2004 ruled in favor of the Company, discharging AXTEL of any liability, damages or payment in favor of Metronet.  On November 12, 2004 Metronet requested constitutional review. On May 27, 2005, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. The State Superior Court of Appeals on July 7, 2005 ruled again in favor of the Company, releasing AXTEL of any liability and responsibility. On August 5 2005, Metronet requested constitutional review challenging such State Superior Court’s decision. On January 20, 2006, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. On April 18, 2006 the State Superior Court of Appeals issued a new resolution awarding Metronet damages of approximately US$ 5.4 million.  On May 22, 2006 the Company requested constitutional review challenging such State Superior Court’s decision. On March 28, 2007, the Mexican Federal Court resolved the constitutional review requested by AXTEL and Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. Currently the State Superior Court is reviewing and the resolution is pending, however based on advice from Company’s legal advisors, the Company believes that they will prevail and has not recognized any liability.

(c)
The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

(d)
In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation amounting to Ps. 1,168 and to other service providers amounting to Ps. 350,345.

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

(f)
On November 28, 2002, Global Link Telecom Corporation (“Global Link”) requested from the Company a payment of U.S. $1 million due to the fact that Global Link filed voluntary petition for reorganization under Chapter 11 of the USA Bankruptcy Code. This amount relates to payments made by Global Telecommunications Solutions de Mexico, S. de R.L. de C.V. (“GTSM”) 90 days before the Global Link reorganization period began. In October 2003, the bankruptcy committee in charge of this case increased the requested amount to U.S. $3 millions. Legal advisors of Avantel Infraestructura initiated the defense of the Company arguing that Global Link has never had any relationship with Avantel Infraestructura. Should Avantel Infraestructura obtain an unfavorable resolution, it will pay U.S. $3 millions plus interest and legal expenses.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

There is a preliminary agreement with Global Link to terminate this procedure, in which they request a payment amounting to U.S. $350,000. Avantel Infraestructura signed an agreement with Global Link in April 2007 and the Company has recognized the related liability.  The Company expects to pay in April.

(g)
In September and November 2005, Avantel Infraestructura filed before the Federal Court of Tax and Administrative Justice a lawsuit claiming the lack of answer to a petition previously filed by Avantel Infraestructura requesting confirmation of a criterion. This petition was based on the fact that Avantel is not obligated to pay for some governmental services established under article 232, fraction I, of the Federal Rights Law, with respect to the use of exclusive economic geographic zone in Mexico related to certain landing points in “Playa Niño”, region 86, Benito Juarez Itancah Tulum, Carrillo Puerto, Quintana Roo. The file was turned for study and resolution to the 5th Metropolitan Regional Court of the Federal Court of Tax and Administrative Justice, which is still pending to be admitted.

(h)
The Company leases some equipment and facilities under operating leases.  Some of these leases have renewal clauses.  Lease expense for 2006, 2005 and 2004 was Ps. 383,186, Ps. 360,544 and Ps. 309,091, respectively.

The annual payments under these leases as of December 31, 2006 are as follows:

		Contracts in:
		Pesos (thousands)	Dollars (thousands)

2007	Ps.	135,733	$15,787
2008		126,559	12,473
2009		111,428	11,231
2010		89,292	11,320
2011		78,728	8,978
Thereafter		294,154	7,063
	Ps.	835,894	$66,852

(i)	As of December 31, 2006, the Company has placed purchase orders which are pending delivery from suppliers for approximately Ps. 635,967.

(j)
In connection with one of the contracts that Avantel signed with Telmex on October 2006, Avantel should issue a letter of credit in case of change of control in Avantel, which occurred during  November 2006, at the moment that AXTEL acquired the shares from Tel Holding and Banamex. The amount of this instrument is U.S. $65 million. AXTEL is a guarantor of this instrument with Banamex, which issued the letter of credit.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(22)	Subsequent events

(a)
In relation to what its mentioned in note 19, on January 4, 2007, the Company received approximately U.S. $34.8 million for the equity subscription, issuing 82,151,321 Series B Shares (represented by 11,735,903 CPOs)

(b)
On February 2, 2007, the Company issued U.S. $275 million of 10-year unsecured senior notes. This issuance matures on February 1, 2017. The interest will be payable semiannually and the senior notes bear interest at of 7 5/8 % beginning on August 1, 2007. The proceeds of this issuance were used to prepay the bridge financing related to the December 2006 acquisition of Avantel. (see note 15).

(c)
On February 3, 2007, the Company entered into a new derivative IOS (“Interest Only Swap”). The purpose of this agreement was to hedge the debt service from its new U.S. dollar bond issuance. Under this agreement, AXTEL will receive semiannual payments calculated based on the aggregate notional amount of U.S. $275 million at an annual rate of 7.625%, and the Company will make monthly payments calculated based on the aggregate of Ps. 3,038,750 (nominal value) at annual rate of TIIE minus 2.5 basis points.

(d)	On March 22, 2007, the Company closed three derivative instruments, with the following characteristics:

a.	CCS (Interest Only Swap) of U.S. $87.5 million. In this transaction the Company received 12.26% over a notional amount of Ps. 950.7 millions and pays 11% over the notional amount in U.S. dollars.

b.
CCS (Interest Only Swap) with the purpose of fixing the rate in pesos for the derivative contracted on February 3, 2007, (see note 22c), in which the Company will receive monthly the rate of TIIE less 2.5 basis points over Ps. 3,038,750 (nominal value) and will pay a fix rate of 7.86% over the same notional amount.

c.
Full CCS to cover foreign exchange risk generated by the syndicated term loan in which the Company will receive payments of 3 month Libor plus 150 basis points over the notional of U.S. $110.2 million and will pay a monthly rate of TIIE 28 days plus 135 basis points over the notional of Ps. 1,215,508 (see note 15).

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(23)	Recently issued accounting standards

CINIF has issued the following FRS, effective for years beginning after December 31, 2006, which do not contain provisions for early application, except as to capitalization of comprehensive financial results, as explained in paragraph (d).

(a)	Statement of income

FRS B-3, applicable to for-profit entities, supersedes bulletin B-3 and changes the general rules for the structure and presentation of the statement of income, requiring that income, costs and expenses be classified as follows:

i)	Ordinary - Those related to the entity’s line of business, i.e., those arising from or inherent to its primary activities, representing the principal source of revenue, whether frequent or not.
ii)	Non-ordinary - Those arising from activities which do not represent the principal source of revenue for the entity, which are generally infrequent.

Consequently, special and extraordinary items classifications are no longer acceptable on the statement of income.  Also, beginning in 2007, accounting changes shall require restatement of previously issued financial statements.

In addition, this FRS requires that ordinary costs and expenses be presented classified based on nature, function, or a combination of both, disclosing the rationale for the criteria adopted.

The FRS contains no provision for presentation of employee statutory profit sharing (ESPS).  The introductory paragraphs, which are not authoritative, state that ESPS should be reported as an ordinary expense, in accordance with the FRS related to employee benefits, which has not been issued.

(b)	Subsequent events

FRS B-13 supersedes bulletin B-13 and paragraphs 62-70 of bulletin C-9, and establishes the accounting for events occurring subsequent to the balance-sheet date, indicating when the financial statements should be adjusted and when only disclosure is required.

The principal change from prior literature consists in requiring that long-term liabilities callable by the creditor because of a breach of covenants at the balance-sheet date should be classified as short-term, even if a waiver is obtained from the creditor prior to the issuance of the financial statements.  Superseded standards permitted classification in accordance with the original maturities in the latter event.

This FRS also establishes that an entity shall not prepare its financial statements on a going concern basis if, prior to issuance of the financial statements, management decides to liquidate the entity or cease operations, or that there is no realistic alternative to continue in business.  No provisions are contained either in this FRS or FRS A-7 as to the basis for preparing financial statements in this event.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

When the owners or others are empowered to modify the financial statements after issuance, this fact should be disclosed.  Under Mexican law, the stockholders are always empowered to do so, and the statutes of each particular entity may empower somebody else for this purpose; thus, all entities will have to include this disclosure.

(c)	Related parties

FRS C-13 supersedes bulletin C-13, and establishes minimum disclosure requirements for related party transactions, to highlight the possibility that the financial statements are or may be affected by the existence of related parties, as well as by outstanding balances and transactions carried out with them.

The principal changes from prior literature include disclosure of the name of the direct parent company, as well as the ultimate parent company, when different.  Also, public companies shall disclose total benefits for key management personnel or relevant officers of the entity, in the aggregate, broken down in four categories established in the standard.

(d)	Capitalization of comprehensive financial results

FRS D-6 amends bulletins C-6 and B-10 to require capitalization of comprehensive financial results (CFR) directly attributable to the acquisition of qualifying assets which acquisition period begins after December 31, 2006; therefore, capitalization is not mandatory for assets in process of acquisition at that date for which the entity had not elected to capitalize CFR.  Previously, capitalization was discretionary.  Should the entity decide to capitalize CFR in qualifying assets in process of acquisition prior to the effective date of this FRS, this decision would be accounted for as a change in accounting standards, restating the previously issued financial statements.  Where CFR was capitalized under the previous standards, entities shall continue with this practice during the acquisition period, adhering to the methodology established in FRS D-6 from January 1, 2007.

This standard establishes the requirements for capitalization of CFR attributable to certain assets requiring a substantial or long period for acquisition (qualifying assets) prior to their intentional use.  CFR includes interest, foreign exchange gains and losses, changes in the fair value of financial assets and liabilities, and gains and losses on monetary position.  Intentional use is that intended by the entity for the qualifying asset once the acquisition period is completed, whether for own use or sale.  The necessary disclosures are also established in this standard.

Capitalization of CFR is mandatory while: (a) the activities necessary to prepare the asset for the intended use or sale are underway; (b) investments for the acquisition of qualifying assets have begun; and (c) interests have accrued.  The cost of the qualifying asset, including CFR capitalized, shall not exceed the future economic benefit of the asset, applying the regulations related to impairment of long-lived assets and inventories.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(24)	Differences between Mexican and United States accounting principles

The consolidated financial statements of the Company are prepared according to Financial Reporting Standards in Mexico (Mexican GAAP), which differ in certain significant respects from those, applicable in the United States of America (U.S. GAAP).

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

The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net (loss) income and stockholders’ equity as of December 31, 2006, 2005 and 2004 is presented below, with an explanation of the adjustments.

		Year ended December 31,
		2006	2005	2004

Net income (loss) reported under Mexican GAAP	Ps.	214,354	295,954	(82,907)

U.S. GAAP adjustments
1. Deferred income taxes (see 24a)		1,843	218,748	152,294
2. Amortization of start-up cost (see 24c) ...		45,051	43,066	40,123
3. Start-up costs of the year (see 24c)		(13,484)	(10,649)	(31,038)
4. Allowance for post retirement benefits (see 24d)		(5,662)	5,880	8,289
5. Revenue recognition (see 24b)		(28,049)	(34,163)	(6,543)
6. Capitalized interest (see 24e)		(9,202)	(850)	(1,455)
Total U.S. GAAP adjustments		(9,503)	222,032	161,670
Net income under U.S. GAAP	Ps.	204,851	517,986	78,763

		Year ended December 31,
		2006	2005

Total stockholders’ equity reported under Mexican GAAP	Ps.	7,598,677	7,364,273

U.S. GAAP adjustments
1. Deferred income taxes (see 24a)		90,555	85,375
2. Start up costs (see 24c) c		-153,809	(185,376)
3. Revenue recognition (see 24b)		-151,930	(123,881)
4. Allowance for post retirement benefits (see 24d)		-34,229	(16,649)
5. Capitalized interest (see 24e)		16,553	25,756
6. SAB 108 adjustment (see 24f)		105,895	-
Total U.S. GAAP adjustments		(126,965)	(214,775)
Total stockholders’ equity under U.S. GAAP	Ps.	7,471,712	7,149,498

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

The term “SFAS” as used in this document refers to Statement of Financial Accounting Standards.

(a)	Deferred income taxes (IT) and employee’s statutory profit sharing (“ESPS”)

For Mexican GAAP Deferred IT are accounted for under the asset and liability method. All of the Company’s pretax income and reported income tax expense is derived from domestic operations.

For Mexican GAAP Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for ESPS purposes, which can be reasonably presumed to result in a future liability or benefit, with indication that the liabilities or benefits will materialize for U.S. GAAP purposes ESPS expense (benefit) is recorded as part of the operating expenses instead of as a tax.

For U.S. GAAP purposes, the Company accounts for IT and ESPS under SFAS 109 “Accounting for Income Taxes,” which uses the asset and liability method to account for deferred tax assets and liabilities.  Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of “temporary differences,” by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss and tax credit carryforwards.  The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos.  The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

The tax benefit attributable to the income (loss) before IT differed from the amount computed by applying the tax rate of 29% in 2006, 30% in 2005 and 33% in 2004 to pretax income, as a result of the items mentioned below:

		2006	2005	2004

Computed “expected” income tax (expense)	Ps.	(91,265)	(138,311)	(25,991)
Increase (decrease) resulting from:
Effects of inflation, net		(7,593)	(1,799)	(17,368)
Change in valuation allowance		2,553	220,958	139,831
Adjustments to deferred tax assets and liabilities for enacted changes in tax rates		11,618	6,244	(54,736)
Amendment to 2003 Income Tax Return (see note 16)		--	-	(32,337)
Accelerated depreciation effects		(36,326)	-	-
Non-taxable income (non-deductible expenses)		5,330	(24,872)	(14,780)
Other		4,234	(5,271)	(4,066)

Income tax (expense) benefit	Ps.	(111,449)	56,949	(9,447)

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2006 and 2005 for U.S. GAAP are presented below:

		2006	2005

Deferred tax assets:
Net operating loss carryforwards	Ps.	1,401,181	322,760
Accounts receivable		268,190	52,174
Deferred revenues		42,540	34,686
Accrued liabilities		433,691	13,960
Premium on bond issuance		12,258	15,886
Fair value of derivative instruments		12,051	23,522
Tax on assets		328,305	21,005

Total gross deferred tax assets		2,498,216	483,993

Less valuation allowance		1,684,146	23,584

Net deferred tax assets	Ps.	814,070	460,409

Deferred tax liabilities:
Property, systems and equipment	Ps.	767,549	159,067
Telephone concession rights		223,794	191,885
Other assets		274,745	6,192

Total deferred tax liabilities		1,266,088	357,144

Net deferred tax (liability) asset under U.S. GAAP		(452,018)	103,265
Effects from Avantel acquisition		959,846	-
Less net deferred tax assets recognized under Mexican GAAP		598,383	17,890

U.S. GAAP adjustment to stockholders’ equity	Ps.	90,555	85,375

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Under US GAAP and as of December 31, 2006 and 2005, a deferred tax asset and a long-term deferred tax liability has been recorded amounting to Ps. 232,642 and Ps. (684,660) and Ps. 256,119 and Ps. (152,854), respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon of future taxable income during periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.    Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2006.  The amount of the deferred tax asset considered realizable, could change if estimates of future taxable income during the carryforward period are changed. For US GAAP, as of December 31, 2006, a valuation allowance was established for the net operating and TA tax loss carryforwards of Avantel Infraestructura and Avantel A&P as such loss carryforwards must be realized on a separate company basis by such subsidiaries. Both subsidiaries have experienced net losses in the past 3 years.

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
(c) the sales price to the purchaser is fixed or determinable; and
(d) collection is reasonable assured.

SAB 104, specifically in Topic 13A, discusses the situation of recognizing as revenue certain non-refundable up front fees. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 104 is activation revenues from telecommunication services.  The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue recognition is appropriate.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Based on the provisions and interpretations of SAB 104, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company’s experience with customer retention. The net effect of the deferral and amortization of activation revenues is presented in the U.S. GAAP reconciliation.

(c)	Start-up costs

(xvi)  In April 1998, the AICPA issued Statement of Position 98-5, “Report of Start-up Costs” (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred.  SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998.  Under Mexican GAAP, these costs were recognized when incurred as a deferred asset and amortized over a period of 10 years.  The Company has reversed the amortization expense of Ps. 45,051, Ps. 43,066 and Ps. 40,123 in 2006, 2005 and 2004, as shown in the U.S. GAAP reconciliation, and has reduced stockholders’ equity by Ps. 153,809 and Ps. 185,376 to write-off the unamortized balance at each year end. For U.S. GAAP purposes during 2006, 2005 and 2004, the Company expensed Ps. 13,484, Ps. 10,649 and Ps. 31,038, respectively of start-up costs capitalized in those periods under Mex GAAP.

(d)	Allowance for post retirement benefits

For the years ended December 31, 2004 and before, under Mexican GAAP (Bulletin D-3), severance payments were recognized in earnings in the period in which they were paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 (see note 3) replaces the issue of unforeseen payments with the one relating to “Payments Upon Terminations of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112 and SFAS 158, which requires recognition of certain benefits, including severance, over an employee's service life. For the years ended December 31, 2006, 2005 and 2004 the Company recorded a (decrease) increase in net income of Ps. (5,662), Ps. 5,880 and Ps. 8,289, respectively; and for 2006 and 2005 the Company cancelled a deferred charge of Ps. 16,453 and Ps. 16,649, respectively, as recorded under Mexican GAAP. The US GAAP liability amounts to Ps. 63,358 and Ps. 19,770 as of December 31, 2006 and 2005, respectively.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2006 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.  The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.  The incremental effect of applying SFAS 158 on the Company’s financial position as of December 31, 2006 for items not yet recognized as a component of net periodic cost that were recognized in accumulated other comprehensive income was as follows:

		Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Severance, seniority premiums and other post retirements benefits long term portion	Ps.	82,408	11,918	94,326
Deferred income taxes assets (noncurrent)		(23,074)	(3,337)	(26,411)
Total liabilities		59,334	8,581	67,915
Total stockholders’ equity	Ps.	7,377,756	(8,581)	7,369,175

The recognition provisions of SFAS 158 had no affect on the statements of income for the periods presented.

(e)	Capitalized interest

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(f)	Staff Accounting Bulletin 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. There are two widely recognized methods for quantifying the effects of financial statement misstatements: the “rollover” or income statement method and the “iron curtain” or balance sheet method. The SEC staff  believes that registrants should quantify errors using both a balance sheet and an income statement approach (“dual method”) and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to apply its provisions initially by either (i) restating prior financial statements as if the provisions had always been applied or (ii) recording the cumulative effect of initially applying SAB 108 as adjustments to the carrying value of assets and liabilities as of the beginning of 2006 with an offsetting adjustment recorded to the opening balance of shareholders’ equity. Upon adoption of SAB 108, we recorded a one-time cumulative effect adjustment to increase the beginning-of-year balance of stockholders’ equity of Ps. 105,895 million for prior year misstatements that previously had been considered immaterial.  The Company believes its prior period assessments of uncorrected misstatements and the conclusions reached regarding its quantitative and qualitative assessments of materiality of such items, both individually and in the aggregate, were appropriate. In accordance with SAB 108, the Company has adjusted its opening stockholders’ equity for 2006 for the items described below:

Capitalized Interest:   The Company adjusted its beginning stockholders’ equity for 2006 related to recording interest capitalized taken directly to interest expense rather than being shown as an increase in property, systems and equipment.  It was determined that the Company had improperly excluded approximately Ps. 180,181 which should have been shown as an increase in property, systems and equipment.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Capitalized Costs:   The Company adjusted its beginning stockholders’ equity for 2006 related to historical capitalization of certain costs considered immaterial under the previously established policy of capitalizing costs. It was determined that the Company had improperly recorded an increase in property systems and equipment for Ps. (74,286)..

The cumulative effects of the items noted above for 2006 beginning balances are presented below:

Description		Property, Systems and Equipment	Deferred Taxes	Stockholders’ Equity

Property, systems and equipment	Ps.	158,094	-	158,094
Deferred taxes		-	(52,199)	(52,199)
Total	Ps.	158,094	(52,199)	105,895

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

(g)	Supplemental cash flow information under U.S. GAAP

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

The following table summarizes the cash flow items as required under SFAS 95 provided by operating, financing and investing activities, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10. The following information is presented in thousands of pesos on a historical peso basis and is not presented in pesos of constant purchasing power:

		Years ended December 31,
		2006	2005	2004
Operating activities:
Net income (loss)	Ps.	204,851	497,809	73,277
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation		1,365,621	1,018,138	898,097
Amortization		96,398	71,523	67,094
Allowance for severance and seniority premiums		17,684	(4,117)	(5,498)
Income tax (benefit) expense		112,567	(54,731)	8,789
Bad debt expense		119,563	80,274	34,263
Monetary position gain		(15,524)	(57,846)	(70,252)
Exchange loss (gain)		1,067	(103,857)	7,321
Equity in results of associated company		(1,592)	-	-
Change in accounts receivable		(1,066,703)	(225,946)	(139,993)
Changes in inventory		(37,970)	(3,116)	(36,698)
Changes in other assets		(918,191)	16,980	(82,025)
Changes in accounts payable		1,275,156	(141,724)	115,451
Changes in other accounts payable		928,348	26,437	(21,720)
Deferred revenues		294,156	-	-
Changes in allowance for severance and seniority premiums		48,603	2,743	(333)

Net cash provided by operating activities		2,424,034	1,122,567	847,773

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Financing activities:

Proceeds from sale of common stock		-	1,045,093	-
Costs incurred in sale of common stock		(12,764)	-	-
Proceeds from loans		6,521,438	996,530	243,357
Payments from loans		(1,209,831)	(251,696)	(219,383)
Deferred financing costs		(86,572)	-	-
Restricted cash		34,479	(34,479)	-
Notes issuance costs		-	(18,483)	(7,268)
Other accounts payable		(47,360)	34,921	11,471

Net cash provided by financing activities		5,199,390	1,771,886	28,177

Investing activities:
Acquisition of property, systems and equipment		(2,389,380)	(1,548,316)	(1,299,267)
Acquisition of Avantel, net of cash acquired		(5,133,226)	-	-
Intangible assets		(724,834)	-	-
Investment in shares of associated company		(12,023)	-	-
Other assets		(77,139)	(9,493)	(35,256)

Net cash used in investing activities		(8,336,602)	(1,557,809)	(1,334,523)

Net (decrease) increase in cash and cash equivalents		(713,178)	1,336,644	(458,573)

Cash and cash equivalents at beginning of year		1,891,045	554,401	1,012,974

Cash and cash equivalents at end of year	Ps.	1,177,867	1,891,045	554,401
Non-cash operating and investing activities:
For the years ended December 2006, 2005 and 2004 the Company has Ps. 69,775, Ps. 95,375 and Ps. 177,539 in accounts payable for acquisition of property, systems and equipment, respectively.  Additionally, the Company adopted the guidelines of SFAS 158. The net effects of the recognition of the statement  amounted to Ps. 8,581 in allowance for post retirement benefits and accumulated other comprehensive income.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Non-cash financing and investing activities:

Net cash flows provided from operating activities reflect cash payments for interest and income taxes as follows:

		Years Ended December 31,
		2006	2005	2004
Interest paid	Ps.	252,129	314,181	289,818
Income taxes paid		3,598	2,170	9,145

(h)	Condensed financial information under U.S. GAAP

The following table presents consolidated condensed statements of operations for the years ended December 31, 2006, 2005 and 2004, prepared under U.S. GAAP, and includes all differences described in note 24 as required for purposes of U.S. GAAP:

		Years Ended December 31,
Statements of operations		2006	2005	2004
Revenues	Ps.	6,400,979	5,131,088	4,139,552
Operating income		658,044	622,578	274,700
Comprehensive financing result		(308,862)	(168,996)	(209,066)
Other (expenses) income, net		(34,474)	7,455	22,576
Income tax (expense) benefit		(111,449)	56,949	(9,447)
Equity in income of associated company		1,592	-	-
Consolidated net income	Ps.	204,851	517,986	78,763

The following table presents consolidated condensed balance sheets as of December 31, 2006 and 2005, prepared under U.S. GAAP, including all differences and reclassification pertaining to the presentation of deferred income taxes, as compared to Mexican GAAP described in this note 24:

		As of December 31,
Balance sheets		2006	2005
Current assets	Ps.	3,163,383	3,106,237
Property, systems and equipment		14,529,126	7,345,940
Other assets		1,975,478	882,268
Total assets	Ps.	19,667,987	11,334,445
Current liabilities	Ps.	3,234,173	987,415
Long-term debt		7,993,784	2,894,511
Other non-current liabilities		968,318	303,021
Total liabilities		12,196,275	4,184,947
Stockholders' equity		7,471,712	7,149,498
Total liabilities and stockholders' equity	Ps.	19,667,987	11,334,445

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

In connection with the preliminary purchase price allocation to the assets and liabilities acquired in the Avantel acquisition, certain differences occurred between Mexican reporting standards and U.S. GAAP.  For U.S. GAAP purposes goodwill, which is included as part of  other assets, amounting to Ps. 162,302 was recognized as a result of the acquisition of Avantel in accordance with FASB 141 “Business Combinations”.  We are in the process of finalizing valuations of assets, including investments, property, systems and equipment, intangible assets, and certain liabilities. The fair values set forth above are based on preliminary valuations and are subject to adjustment as additional information is obtained. Such additional information includes, but may not be limited to, the following: valuations of property, plant and equipment, exit from certain contractual arrangements and the expected involuntary termination of employees in connection with our integration activities and rationalization of the combined work force. When finalized, adjustments to the goodwill and the preliminary amounts allocated may result.

(i)	Fair value of financial instruments

The carrying amount of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses and short-term debt, approximates fair value because of the short-term maturity of these financial assets and liabilities.

The carrying value of the Company's long-term debt and the related fair value based on quoted market prices for the same or similar instruments or on current rates offered to the Company for debt of the same remaining maturities (or determined by discounting future cash flows using borrowing rates currently available to the Company) as of December 31, 2013 is summarized as follows:

	Carrying amount	Estimated fair value
Long-term debt	687,108	682,053

(j)	Segment information

The Company believes that it operates in one business segment.  Management does view the business as consisting of two revenues streams (Mass market and Business Market); however it is not possible to attribute direct or indirect costs to the individual streams other than selling expenses.

(k)	Recently Issued Accounting Standards

In September 2005, the Emerging Issues Task Force (EITF) issued EITF Issue No. 04-13 Accounting for Purchases and Sales of Inventory the Same Counterparty (EITF 04-13). EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on the Company’s financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

In September 2006, the FASB issued FASB Statement No.157, Fair Value Measurement (Statement 157). SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

In September 2006, the FASB’s Emerging Issues Task Force reached a consensus on Issue N.06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (EITF 06-4). EITF 06-4 provides guidance on the accounting for arrangements in which an employer owns and controls the insurance policy and has agreed to share a portion of the cash surrender value and/or death benefit with the employee. This guidance requires an employer to record a postretirement benefit, in accordance with FASB Statement No.106, Employers´Accounting for PostretirementBenefits Other Than Pensions” or APB Opinion N.12, “Omnibus Opinion-1967,  if there is an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period. This guidance is effective for reporting periods beginning after December 15, 2007. The Company is in the process of assessing the impact of adopting EITF 06-4 on its results of operations and financial position; however, the company currently expects that additional liabilities may be required to be recognized upon implementation of the consensus based on the current terms of certain life insurance arrangements with executive officers of the Company.

In September 2006, the FASB´s Emerging Issues Task Force reached a consensus on Issue No.06-5, Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No.85-4, Accounting for Purchase of Life Insurance  (EITF 06-5). EITF 06-5 provides guidance on how an entity should determine the amount that could be realized under a life insurance contract at the balance sheet date. This guidance requires that the cash surrender value and any additional amounts provided by the contractual terms of the life insurance policy that are realizable at the balance sheet date should be considered in determining the amount that could be realized. This guidance is effective for reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoptions of EITF 06-5 will have a material impact on its results of operations and financial position.

In September 2006, the FASB issued FASB staff Position No.AUD AIR-1, Accounting for Planned Major Maintenance Activities. This guidance prohibits the use of the accrue-in advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for reporting periods beginning after December 15,2006. The provisions of the Staff Position are consistent with the Company’s current policies and the Company does not anticipate that the adoption of the provisions of this guidance will have a material impact on its results of operation and financial presentation.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

In July 2006, the FASB issued FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statement and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position.

(l)	Guaranteed debt
On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S. $175 million maturing on December 15, 2013. In addition, during January 2005, the Company re-opened its bond issuance program, issuing U.S. $75 million under the 2003 indenture.  Interest on the notes are payable semiannually at annual rate of 11%, since June 15, 2004.

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

AXTEL is eligible, under Adopting Release (nos. 33-7878 and 34-43124) and a no-action request letter, for presenting the condensed consolidating financial information of Impulsora, Instalaciones and Servicios in this note in accordance with Rule 3-10 (f) of Regulation S-X. Impulsora, Instalaciones and Servicios have total capital stock outstanding of 1,500,000, 9,246,154 and 51,050,000 common shares. AXTEL directly owns all but one share of each of Impulsora, Instalaciones and Servicios. The ownership of the remaining share by someone other than AXTEL is a requirement of Mexican law.

For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column “AXTEL” corresponds to the parent company issuer.  The second column, “Combined Guarantors”, represents the combined amounts of Instalaciones, Impulsora and Servicios, after adjustments and eliminations relating to their combination.  The third column “Combined non-guarantors” represents the combined amounts of AXTEL’s non-guarantors subsidiaries, after adjustments and eliminations relating to their combination. The fourth column, “Adjustments and Eliminations”, includes all amounts resulting from the consolidation of AXTEL, the guarantors and the non-guarantors subsidiaries. The fifth column, “AXTEL Consolidated”, represents the Company’s consolidated amounts as reported in the audited consolidated financial statements.  Additionally, all amounts presented under the line item “Investments in subsidiaries” for both the balance sheet and the income statement are accounted for by the equity method.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

The condensed consolidating financial information is as follows:

Condensed consolidating balance sheets:
					Adjustments
			Combined	Combined	and	AXTEL
As of December 31, 2006		AXTEL	Guarantors	Non-guarantors	Eliminations	Consolidated

Current assets	Ps.	2,643,098	209,076	1,916,081	(1,604,872)	3,163,383
Property, systems and equipment, net		12,735,426	8,578	784,795	(737)	13,528,062
Concession rights, pre-operating expenses and deferred taxes		1,380,109	19,913	1,242,635	(492,431)	2,150,226
Investment in subsidiaries		353,514		13,615	(353,514)	13,615
Other-non current assets and long-term receivable		247,200	17,460	53,282	-	317,942

Total assets	Ps.	17,359,347	255,027	4,010,408	(2,451,554)	19,173,228

Current liabilities	Ps.	1,800,251	173,325	2,865,469	(1,604,872)	3,234,173
Long-term debt		7,465,083	-	528,701	-	7,993,784
Other non-current liabilities		495,336	27,536	316,153	(492,431)	346,594

6. Total liabilities		9,760,670	200,861	3,710,323	(2,097,303)	11,574,551

Total stockholders equity		7,598,677	54,166	300,085	(354,251)	7,598,677

Total liabilities and stockholders equity	Ps.	17,359,347	255,027	4,010,408	(2,451,554)	19,173,228

As of December 31, 2005

Current assets	Ps.	2,864,656	134,874	-	(149,413)	2,850,117
Property, systems and equipment, net		7,311,913	9,361	-	(1,090)	7,320,184
Concession rights, pre-operating expenses and deferred taxes		894,874	9,727	-	-	904,601
Investment in subsidiaries		34,375	-	-	(34,375)	-
Other non-current assets and long-term receivable		176,700	20,882	-	-	197,582

Total assets	Ps.	11,282,518	174,844	-	(184,878)	11,272,484

Current liabilities	Ps.	1,020,321	116,509	-	(149,413)	987,417
Long-term debt		2,894,511	-	-	-	2,894,511
Other non-current liabilities		3,413	22,870	-	-	26,283

Total liabilities		3,918,245	139,379	-	(149,413)	3,908,211

Total stockholders equity		7,364,273	35,465	-	(35,465)	7,364,273

Total liabilities and stockholders equity	Ps.	11,282,518	174,844	-	(184,878)	11,272,484

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Condensed consolidating income statements:

					Adjustments
			Combined	Combined	and	AXTEL
For the year ended December 31, 2006		AXTEL	Guarantors	Non-guarantors	Eliminations	Consolidated

Telephone services and related revenues	Ps.	5,937,284	1,304,833	664,843	(1,473,106)	6,433,854
Cost of revenues and services		(1,745,719)	-	(347,954)	65,552	(2,028,121)
Selling and administrative expenses		(2,076,785)	(1,312,136)	(196,856)	1,407,554	(2,178,223)
Depreciation and amortization		(1,500,669)	(453)	(2,412)	-	(1,503,534)
Operating income (loss)		614,111	(7,756)	117,621	-	723,976
Comprehensive financing result, net		(271,647)	(2,683)	(93,285)	1,151	(366,464)
Other (expenses) income, net		(27,529)	1,830	(7,624)	(1,151)	(34,474)
Income tax		(121,420)	4,109	7,035	-	(110,276)
Investment in subsidiaries		20.839	-	1,592	(20,839)	1,592
Net income (loss)	Ps.	214,354	(4,500)	25,339	(20,839)	214,354

For the year ended December 31, 2005

Telephone services and related revenues	Ps.	5,168,116	1,053,312	-	(1,053,312)	5,168,116
Cost of revenues and services		(1,613,347)	-	-	-	(1,613,347)
Selling and administrative expenses		(1,734,214)	(1,074,943)	-	1,053,312	(1,755,845)
Depreciation and amortization		(1,175,551)	(493)	-	-	(1,176,044)
Operating income (loss)		645,004	(22,124)	-	-	622,880
Comprehensive financing result, net		(171,909)	(2,113)	-	1,440	(172,582)
Other income, net		7,304	1,591	-	(1,440)	7,455
Income tax		(165,212)	3,413	-	-	(161,799)
Investment in subsidiaries		(19,233)	-	-	19,233	-
Net income (loss)	Ps.	295,954	(19,233)	-	19,233	295,954

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

					Adjustments
			Combined	Combined	and	AXTEL
For the year ended December 31, 2004		AXTEL	Guarantors	Non-guarantors	Eliminations	Consolidated

Telephone services and related revenues	Ps.	4,150,409	989,850	-	(989,850)	4,150,409
Cost of revenues and services		(1,321,552)	-	-	-	(1,321,552)
Selling and administrative expenses		(1,472,503)	(998,845)	-	989,850	(1,481,498)
Depreciation and amortization		(1,075,150)	(972)	-	-	(1,076,122)
Operating income (loss)		281,204	(9,967)	-	-	271,237
Comprehensive financing result, net		(214,042)	(2,281)	-	1,345	(214,978)
Other income, net		22,071	1,849	-	(1,345)	22,575
Income tax		(160,857)	(884)	-	-	(161,741)
Investment in subsidiaries		(11,283)	-	-	11,283	-
Net (loss) income	Ps.	(82,907)	(11,283)	-	11,283	(82,907)

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Condensed consolidating statements of changes in financial position:

					Adjustments
			Combined	Combined	and	AXTEL
For the year ended December 31, 2006		AXTEL	Guarantors	Non-guarantors	Eliminations	Consolidated

Operating activities:
Net income (loss)	Ps.	214,354	(4,500)	25,339	(20,839)	214,354
Charges (credits) to operations not requiring (providing) resources		1,601,254	(92)	(5,998)	22,846	1,618,010
Resources provided by (used in) operations		1,815,608	(4,592)	19,341	2,007	1,832,364
Net financing from (investment in) operations		277,927	(20,625)	353,152	(2,460)	607,994
Resources provided by (used in) operating activities		2,093,535	(25,217)	372,493	(453)	2,440,358

Financing activities:
Increase in common stock		-	23,554	274,746	(298,300)	-
Additional paid-in capital		(9,449)	-	-	-	(9,449)
Proceeds (payments of) from loans, net		4,573,004	(453)	643,506	453	5,216,510
Restricted cash and other accounts payable		44,537	-	-	-	44,537
Resources provided by financing activities		4,608,092	23,101	918,252	(297,847)	5,251,598

Investing activities:
Acquisition and construction of property, systems and equipment, net		(6,782,732)	(23)	(787,208)	-	(7,569,963)
Increase in investment in subsidiaries		(298,300)	-	(12,022)	298,300	(12,022)
Other assets		(704,972)	3,422	(198,249)	-	(899,799)
Resources used in investing activities		(7,786,004)	3,399	(997,479)	298,300	(8,481,784)

(Decrease) increase in cash and equivalents		(1,084,377)	1,283	293,266	-	(789,828)
Cash and equivalents at the beginning of the year		1,964,107	3,588	-	-	1,967,695
Cash and equivalents at the end of the year	Ps.	879,730	4,871	293,266	-	1,177,867

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

				Adjustments
			Combined	and	AXTEL
For the year ended December 31, 2005		AXTEL	Guarantors	Eliminations	Consolidated

Operating activities:
Net income (loss)	Ps.	295,954	(19,233)	19,233	295,954
Charges (credits) to operations not requiring (providing) resources		1,359,994	5,017	(19,233)	1,345,778
Resources provided by (used in) operations		1,655,948	(14,216)	-	1,641,732
Net (investment in) financing from operations		(177,559)	5,395	(681)	(172,845)
Resources provided by (used in) operating activities		1,478,389	(8,821)	(681)	1,468,887

Financing activities:
Increase in common stock		724,592	27,591	(27,590)	724,593
Additional paid-in capital		385,614	-	-	385,614
Proceeds from (payments of) loans, net		591,605	(681)	681	591,605
Other accounts payable		(39,236)	-	-	(39,236)
Resources provided by (used in) financing activities		1,662,575	26,910	(26,909)	1,662,576

Investing activities:
Acquisition and construction of property, systems and equipment, net		(1,703,020)	(49)	-	(1,703,069)
Investment in subsidiaries		(27,590)	-	27,590	-
Other assets		(39,995)	(16,613)	-	(56,608)
Resources used in investing activities		(1,770,605)	(16,662)	27,590	(1,759,677)

Increase in cash and equivalents		1,370,359	1,427	-	1,371,786
Cash and equivalents at the beginning of the year		593,748	2,161	-	595,909
Cash and equivalents at the end of the year	Ps.	1,964,107	3,588	-	1,967,695

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

				Adjustments
			Combined	and	AXTEL
For the year ended December 31, 2004		AXTEL	Guarantors	Eliminations	Consolidated

Operating activities:
Net (loss) income	Ps.	(82,907)	(11,283)	11,283	(82,907)
Charges (credits) to operations not requiring (providing) resources		1,247,288	2,639	(11,283)	1,238,644
Resources used in operations		1,164,381	(8,644)	-	1,155,737
Net investment in operations		37,648	1,471	(246)	38,873
Resources provided by (used in) operating activities		1,202,029	(7,173)	(246)	1,194,610

Financing activities:
Increase in common stock		-	13,651	(13,651)	-
Additional paid-in capital		-	-	-	-
Payments of loans, net		(100,532)	(246)	246	(100,532)
Others		(33)	-	-	(33)
Resources provided by financing activities		(100,565)	13,405	(13,405)	(100,565)

Investing activities:
Acquisition and construction of property, systems and equipment, net		(1,569,957)	(508)	-	(1,570,465)
Investment in subsidiaries		(13,651)	-	13,651	-
Other assets		(71,963)	(4,080)	-	(76,043)
Resources used in investing activities		(1,655,571)	(4,588)	13,651	(1,646,508)

(Decrease) increase in cash and equivalents		(554,107)	1,644	-	(552,463)
Cash and equivalents at the beginning of the year		1,147,855	517	-	1,148,372
Cash and equivalents at the end of the year	Ps.	593,748	2,161	-	595,909

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

The tables below present combined balance sheets as of December 31, 2006 and 2005, and income statements and statements of changes in financial position for each of the years in the three-year period ended December 31, 2006 for the Guarantors.  Such information presents in separate columns each individual Guarantor, consolidation adjustments and eliminations, and the combined guarantors.  All significant related parties’ balances and transactions between the Guarantors have been eliminated in the “Combined Guarantors” column.

The amounts presented in the column “Combined Guarantors” are readily comparable with the information of the Guarantors included in the condensed consolidated financial information.

Guarantors’ Combined Balance Sheets:

As of December 31, 2006					Adjustments
Assets		Icosa	Inmobiliaria	Servicios Axtel	and Eliminations	Combined Guarantors

Cash and cash equivalents	Ps.	465	8	4,398	-	4,871
Related parties receivables		25,010	-	164,451	-	189,461
Refundable taxes and other accounts receivable		1,311	1,263	12,170	-	14,744

Total current assets		26,786	1,271	181,019	-	209,076

Property, systems and equipment, net		-	8,578	-	-	8,578
Deferred income taxes and employees’ profit sharing		1,071	-	18,988	(146)	19,913
Other non-current assets		1,634	123	15,703	-	17,460

Total assets	Ps.	29,491	9,972	215,710	(146)	255,027
Liabilities and Stockholders Equity

Account payable and accrued liabilities	Ps.	213	-	31,675	-	31,888
Taxes payable		10,658	-	70,447	-	81,105
Related parties payables		-	8,102	-	-	8,102
Other accounts payable		2,583	-	49,647	-	52,230

Total current liabilities		13,454	8,102	151,769	-	173,325

Deferred income taxes		-	146	-	(146)	-
Other non-current liabilities		3,108	-	24,428	-	27,536

Total liabilities		16,562	8,248	176,197	(146)	200,861

Equity		11,901	1,447	45,318	-	58,666
Net income (loss)		1,028	277	(5,805)	-	(4,500)

Total stockholders’ equity		12,929	1,724	39,513	-	54,166

Total liabilities and stockholders equity	Ps.	29,491	9,972	215,710	(146)	255,027

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

As of December 31, 2005
					Adjustments
Assets		Icosa	Inmobiliaria	Servicios Axtel	and Eliminations	Combined Guarantors

Cash and cash equivalents	Ps.	438	11	3,139	-	3,588
Accounts receivable		-	-	-	-	-
Related parties receivables		11,440	-	103,795	(2)	115,233
Refundable taxes and other accounts receivable		1,400	1,370	13,283	-	16,053

Total current assets		13,278	1,381	120,217	(2)	134,874

Property, systems and equipment, net		-	9,361	-	-	9,361
Deferred income taxes		213	-	9,722	(208)	9,727
Other non-current assets		1,739	-	19,143	-	20,882

Total assets	Ps.	15,230	10,742	149,082	(210)	174,844
Liabilities and Stockholders’ Equity

Account payable and accrued liabilities	Ps.	145	-	20,568	-	20,713
Taxes payable		6,501	179	55,470	-	62,150
Related parties payables		-	8,555	2	(2)	8,555
Other accounts payable		1,276	-	23,815	-	25,091

Total current liabilities		7,922	8,734	99,855	(2)	116,509

Deferred income taxes		-	208	-	(208)	-
Other non-current liabilities		1,962	-	20,908	-	22,870

Total liabilities		9,884	8,942	120,763	(210)	139,379

Equity		6,917	1,617	46,164	-	54,698
Net (loss) income		(1,571)	183	(17,845)	-	(19,233)

Total stockholders’ equity		5,346	1,800	28,319	-	35,465

Total liabilities and stockholders equity	Ps.	15,230	10,742	149,082	(210)	174,844

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Guarantors’ Combined Income Statements:

					Adjustments
For the year ended December 31, 2006		Icosa	Inmobiliaria	Servicios Axtel	and Eliminations	Combined Guarantors

Rental, installation service and other revenues	Ps.	161,506	2,030	1,141,297	-	1,304,833

Administrative expenses		(159,863)	(500)	(1,152,273)	500	(1,312,136)

Depreciation and amortization		-	(430)	(23)	-	(453)

Operating income (loss)		1,643	1,100	(10,999)	500	(7,756)

Comprehensive financing result, net		(445)	(885)	(1,353)	-	(2,683)

Other (expenses) income, net		(18)	-	2,348	(500)	1,830

Income (loss) before income taxes		1,180	215	(10,004)	-	(8,609)

Income taxes		(152)	62	4,199	-	4,109

Net income (loss)	Ps.	1,028	277	(5,805)	-	(4,500)
For the year ended December 31, 2005

Rental, installation service and other revenues	Ps.	112,515	2,035	938,762	-	1,053,312

Administrative expenses		(114,042)	(250)	(960,901)	250	(1,074,943)

Depreciation and amortization		-	(444)	(49)	-	(493)

Operating (loss) income		(1,527)	1,341	(22,188)	250	(22,124)

Comprehensive financing result, net		(228)	(1,199)	(686)	-	(2,113)

Other income (expenses), net		19	-	1,822	(250)	1,591

(Loss) income before income taxes		(1,736)	142	(21,052)	-	(22,646)

Income taxes		165	41	3,207	-	3,413

Net (loss) income	Ps.	(1,571)	183	(17,845)	-	(19,233)

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

					Adjustments
For the year ended December 31, 2004		Icosa	Inmobiliaria	Servicios Axtel	and Eliminations	Combined Guarantors

Rental, installation service and other revenues	Ps.	85,250	2,123	902,477	-	989,850

Administrative expenses		(86,155)	(538)	(912,690)	538	(998,845)

Depreciation and amortization		-	(464)	(508)	-	(972)

Operating (loss) income		(905)	1,121	(10,721)	538	(9,967)

Comprehensive financing result, net		(292)	(920)	(1,069)	-	(2,281)

Other income (expenses), net		6	-	2,381	(538)	1,849

(Loss) income before income taxes		(1,191)	201	(9,409)	-	(10,399)

Income taxes		(82)	238	(1,040)	-	(884)

Net (loss) income	Ps.	(1,273)	439	(10,449)	-	(11,283)

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Guarantors’ Combined Statements of Changes in Financial Position:

					Adjustments
For the year ended December 31, 2006		Icosa	Inmobiliaria	Servicios Axtel	and Eliminations	Combined Guarantors

Operating activities:
Net income (loss)	Ps.	1,028	277	(5,805)	-	(4,500)
Non-cash items		508	367	(967)	-	(92)

Resources provided by (used in) operations		1,536	644	(6,772)	-	(4,592)

Net (investment in) financing from operations		(8,168)	(71)	(12,386)	-	(20,625)

Resources (used in) provided by operations, net		(6,632)	573	(19,158)	-	(25,217)

Financing activities:
Increase in common stock		6,554	-	17,000	-	23,554
Loans payment, net		-	(453)	-	-	(453)

Resources provided by (used in) financing activities		6,554	(453)	17,000	-	23,101

Investing activities:
Property, system and equipment, net		-	-	(23)	-	(23)
Other assets		105	(123)	3,440	-	3,422

Resources used in investing activities		105	(123)	3,417	-	3,399

Increase (decrease) in cash and equivalents		27	(3)	1,259	-	1,283

Cash and equivalents at the beginning of the year		438	11	3,139	-	3,588

Cash and equivalents at the end of the year	Ps.	465	8	4,398	-	4,871

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

					Adjustments
For the year ended December 31, 2005		Icosa	Inmobiliaria	Servicios Axtel	and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	Ps.	(1,571)	183	(17,845)	-	(19,233)
Non-cash items		770	405	3,842	-	5,017

Resources (used in) provided by operations		(801)	588	(14,003)	-	(14,216)

(Investment in) financing from operations, net		(1,448)	91	6,752	-	5,395

Resources (used in) provided by operations, net		(2,249)	679	(7,251)	-	(8,821)

Financing activities:
Increase in common stock		2,929	-	24,662	-	27,591
Loans payments, net		-	(681)	-	-	(681)

Resources provided by (used in) financing activities		2,929	(681)	24,662	-	26,910

Investing activities:
Property system and equipment, net		-	-	(49)	-	(49)
Other assets		(875)	-	(15,738)	-	(16,613)

Resources used in investing activities		(875)	-	(15,787)	-	(16,662)

(Decrease) increase in cash and equivalents		(195)	(2)	1,624	-	1,427

Cash and equivalents at the beginning of the year		633	13	1,515	-	2,161

Cash and equivalents at the end of the year	Ps.	438	11	3,139	-	3,588

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

					Adjustments
For the year ended December 31, 2004		Icosa	Inmobiliaria	Servicios Axtel	and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	Ps.	(1,273)	439	(10,449)	-	(11,283)
Non-cash items		230	227	2,182	-	2,639

Resources (used in) provided by operations		(1,043)	666	(8,267)	-	(8,644)

Net financing (investment) in operations, net		343	(422)	1,550	-	1,471

Resources (used in) provided by operations, net		(700)	244	(6,717)	-	(7,173)

Financing activities:
Increase in common stock		1,827	-	11,824	-	13,651
Loans payment		-	(246)	-	-	(246)

Resources provided by (used in) financing activities		1,827	(246)	11,824	-	13,405

Investing activities:
Property system and equipment, net		-	-	(508)	-	(508)
Other assets		(676)	-	(3,404)	-	(4,080)

Resources used in investing activities		(676)	-	(3,912)	-	(4,588)

Increase (decrease) in cash and equivalents		451	(2)	1,195	-	1,644

Cash and equivalents at the beginning of the year		182	15	320	-	517

Cash and equivalents at the end of the year	Ps.	633	13	1,515	-	2,161

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

Guarantors – U.S. GAAP reconciliation of net income and stockholders’ equity:

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

The main differences between Mexican GAAP and U.S. GAAP and their effect on combined guarantors’ net loss and stockholders’ equity as of December 31, 2006, 2005 and 2004 is presented below, with an explanation of the adjustments.

		Year ended December 31,
		2006	2005	2004

Net loss reported under Mexican GAAP	Ps	(4,500)	(19,233)	(11,283)

U.S. GAAP adjustments
1. Deferred income taxes (A)		1,587	10,936	798
2. Allowance for post retirement benefits (B)		(5,662)	5,880	8,289
Total U.S. GAAP adjustments		(4,075)	16,816	9,087
Net loss under U.S. GAAP	Ps.	(8,575)	(2,417)	(2,196)

		Year ended December 31,
		2006	2005

Total stockholders’ equity reported under Mexican GAAP	Ps.	54,166	35,465

U.S. GAAP adjustments
1. Deferred income taxes (A)		6,627	4,662
2. Allowance for post retirement benefits (B)		(23,667))	(16,649)
Total U.S. GAAP adjustments		(17,040)	(11,987)
Total stockholders’ equity under U.S. GAAP	Ps.	37,126	23,478

Guarantors-Notes to the U.S. GAAP reconciliation

A.	Deferred income taxes

Deferred income taxes adjustment in the stockholders’ equity reconciliation to U.S. GAAP, as of December 31, 2006 and 2005, represented increases of Ps. 6,627 and Ps. 4,662, respectively, as shown in the U.S. GAAP reconciliation.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands pesos of constant purchasing power as of December 31, 2006)

B.	Allowance for post retirement benefits

For the years ended December 31, 2004 and before, under Mexican GAAP (Bulletin D-3), severance payments were recognized in earnings in the period in which they were paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 (see note 3) replaces the issue of unforeseen payments with the one relating to “Payments Upon Termination of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the years ended December 31, 2006, 2005 and 2004 the guarantors recorded a (decrease) increase in net income of Ps.(5,662), Ps.5,880 and Ps.8,289, respectively; and for 2006 and 2005 the Company cancelled a deferred charge of Ps. 16,453 and Ps. 16,649, respectively, as recorded under Mexican GAAP. The US GAAP liability amounts to Ps. 30,348 and Ps. 19,770 as of December 31, 2006 and 2005, respectively.

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2006 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.  The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.  The incremental effect of applying SFAS 158 on the Company’s financial position as of December 31, 2006 recognized in accumulated other comprehensive income was as follows:

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158

Severance, seniority premiums and other post retirements benefits long term portion	82,408	11,918	94,326
Deferred income taxes assets (noncurrent)	(23,074)	(3,337)	(26,411)
Total liabilities	59,334	8,581	67,915
Total stockholders’ equity	7,377,756	(8,581)	7,369,175

The recognition provisions of SFAS 158 had no affect on the statements of income for the periods presented.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Axtel, S.A.B. de C.V. /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer
April 30, 2007