Form 20-F
period 2007-12-31
AXTEL SAB DE CV
filed 2008-04-30
CIK 1282636

United States

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______.

Commission file number:  333-114196

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

None
 (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  96,636,627 Series A and 8,672,716,596 Series B

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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
Yes:   _____            No:    [X]

In this annual report, references to “$,” “US$” or “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Mexican Pesos.  This annual report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

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

Forward Looking Statements

This report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These forward-looking statements reflect our views with respect to our financial performance and future events.  All forward-looking statements contained herein are inherently uncertain.  Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein.  Many of these statements may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential,” among others.  Readers are cautioned not to place reliance on these forward-looking statements.  The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

•	competition in local services, long distance, data, internet, voice over internet protocol, or VoIP, services and video;

•	ability to attract subscribers;

•	changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

•	our ability to successfully conclude the integration of Avantel into Axtel;

•	our ability to manage, implement and monitor billing and operational support systems;

•	an increase in churn, or subscriber cancellations;

•	the control of us retained by certain of our stockholders;

•	changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	our need for substantial capital;

•	the effects of governmental regulation of the Mexican telecommunications industry;

•	declining rates for long distance traffic;

•	fluctuations in labor costs;

•	foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

•	the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

•	significant economic or political developments in Mexico and the United States;

•	the global telecommunications downturn;

•	the timing and occurrence of events which are beyond our control; and

•	other factors described in this Form 20-F.

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

A.  Selected Financial Data

The following table provides our selected historical consolidated financial data.  The selected historical consolidated financial data for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this Form 20-F or in Forms 20-F filed in previous years.

The information presented below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and the consolidated financial statements and related notes thereto included elsewhere in this Form 20-F.

	Year Ended December 31,
	2003		2004		2005		2006	2007
	(Constant Ps. in millions as of December 31, 2007, except ratios, shares and margins)
Statement of Income Data:
Telephone services and related revenues	3,434.2		4,306.4		5,362.4		6,675.7	12,190.6
Cost of revenues and operating expenses	(3,301.9)		(4,025.0)		(4,716.1)		(5,924.5)	(10,796.8)
Income from operations	132.2		281.4		646.3		751.2	1,393.8
Interest expense, net	(234.0)		(287.1)		(349.9)		(390.6)	(790.6)
Foreign exchange (loss) gain, net	(375.8)		(8.2)		112.1		23.7	1.0
Change in fair value of derivative instruments	—		—		—		(24.8)	19.9
Monetary position	109.2		72.2		58.7		11.5	268.8
Other income (expense), net(1)	2,016.7		23.4		7.7		(32.6)	(20.1)
Cash severance and other items	(12.3)		—		—		—	—
Income before income taxes	1,636.0		81.8		475.0		338.3	872.8
Income tax expense	(580.4)		(167.8)		(167.9)		(117.6)	(383.2)
Equity in results of associated company	—		—		—		1.7	1.4
Net income (loss) from continuing operations	1,055.6		(86.0)		307.1		222.4	491.0
Net income (loss)	1,055.6		(86.0)		307.1		222.4	491.0
Shares outstanding	7,601,120,598		7,601,120,598		8,522,810,598		8,522,810,598	8,769,353,223
Net income (loss) from continuing operations per share (pesos)	0.1		(0.0)		0.0		0.0	0.1

Operating Data:
Depreciation and amortization	1,012.3		1,116.6		1,220.3		1,560.1	2,690.7
Investment in property, systems and equipment (fixed assets) (end of period)	730.8		1,629.5		1,767.1		7,854.5	2,486.1
Net Resources:
Operating activities	377.4		1,239.5		1,524.1		2,532.1	3,226.7
Investing activities	(844.4)		(1,708.4)		(1,825.8)		(8,800.6)	(2,556.4)
Financing activities	1,273.9		(104.3)		1,725.1		5,449.0	(318.6)
Increases (decreases) in cash or cash equivalents	806.9		(573.2)		1,423.4		(819.5)	351.7
Ratio of earnings to fixed charges under Mexican GAAP(2)	5.7	x	1.2	x	1.9	x	1.5	1.8	x
Ratio of earnings to fixed charges under US GAAP(2)	10.4	x	1.2	x	1.9	x	1.6	1.9	x
Total access lines in service (in thousands) (end of period)
Business	132.4		177.6		228.0		295.6	311.8
Residential	216.7		275.9		377.9		497.0	620.5
Total	349.1		453.5		605.9		792.5	932.3

	As of December 31,
	2003	2004	2005	2006	2007
	(Constant Ps. in millions as of December 31, 2007)
Balance Sheet Data:
Cash and cash equivalents	1,191.5	618.3	2,041.7	1,222.1	1,573.9
Capital stock	7,926.0	7,926.0	8,677.8	8,677.8	8,870.1
Total assets	9,562.5	9,633.7	11,696.2	19,894.0	19,830.7
Total debt	2,551.8	2,447.5	3,061.3	8,473.9	7,757.0
Total liabilities	3,231.6	3,389.2	4,055.1	12,009.7	11,080.3
Total shareholders’ equity	6,330.9	6,244.5	7,641.1	7,884.3	8,750.3
Net Assets	6,170.6	6,753.0	7,634.5	13,603.8	13,449.4
Dividends	—	—	—	—	—

Data in Accordance with US GAAP(3):

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(Constant Ps. in millions as of December 31, 2007)
Financial Data:
Income from operations	201.1	285.0	646.0	682.9	1,207.1
Income from continuing operations	3,222.7	81.7	537.5	212.6	1,120.5
Net income	3,222.7	81.7	537.5	212.6	1,120.5
Net income from operations per share	0.4	0.0	0.1	0.0	0.1
Capital stock	6,419.5	6,419.5	7,171.3	7,171.3	7,363.6
Shares outstanding	7,601,120,598	7,601,120,598	8,522,810,598	8,522,810,598	8,769,353,223
Total assets	9,059.8	9,296.9	11,760.5	20,407.3	20,495.1
Total debt	2,551.8	2,447.5	3,061.3	8,473.9	7,757.0
Total shareholders’ equity	5,709.9	5,791.3	7,418.3	7,752.6	9,256.7
____________________________
(1)	Other income for the year ended December 31, 2003 includes a net gain of Ps. 2,186.1 (US$187.9 million) due to our repurchase of certain debt.
(2)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as our income from operations before income taxes, plus fixed charges.  Fixed charges consist of interest expense on all

Reconciled in accordance with Note 24 of our consolidated financial statements.

indebtedness, amortization of debt issuance costs and 33% of lease payments, which represents the amounts considered to be the interest factor.
(3)	Reconciled in accordance with Note 25 of our consolidated financial statements.

Exchange Rates

As of April 25, 2008, the noon buying rate in the spot market for the purchase of US dollars (in nominal pesos per US dollar) was Ps. 10.47(1).  The following table sets forth, for the periods indicated, the period end, average, high and low noon buying rates, in each case for the purchase of US dollars, all expressed in nominal pesos per US dollar.

	Noon buying rate(1)
Prior Years	Period End	Average	High	Low

Year ended December 31, 2003	11.24	10.79	11.41	10.11
Year ended December 31, 2004	11.15	11.20	11.33	11.11
Year ended December 31, 2005	10.63	10.89	11.41	10.41
Year Ended December 31, 2006	10.80	10.91	11.46	10.43
Year Ended December 31, 2007	10.92	10.93	11.27	10.67
____________________________
(1)	Source: Federal Reserve Bank of New York

The following table sets forth, for the periods indicated, the high and low noon buying rates, in each case for the purchase of US dollars, all expressed in nominal pesos per US dollar.

	Noon buying rate(1)
Month/Year	High	Low
October 2007	11.00	10.67
November 2007	10.91	10.70
December 2007	11.15	10.93
January 2008	10.97	10.82
February 2008	10.82	10.67
March 2008	10.85	10.63
____________________________
(1)	Source: Federal Reserve Bank of New York

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Company

Our integration of Avantel is not completed yet and the combined business may fail to meet our expectations.

Our integration of the Axtel and Avantel businesses started in December 2006 and is not expected to be completed before year-end 2008. The integration process has required significant resources and management attention and although no major delays or unforeseeable events have occurred thus far, we might face delays or currently unforeseen difficulties or impediments in the remaining integration process. Such delays or impediments could require significant expenditures to overcome and could postpone our ability to recognize cost savings from the integration, each of which would harm our profitability and cash flow. In addition, these challenges could divert management's attention from the operation and growth of our business, which could harm our revenues and profitability and cause us to grow more slowly than we currently anticipate It is also possible that problems with the integration of the two businesses or a failure to anticipate certain issues arising in connection with the acquisition will prevent the combined business from meeting our current expectations. Our relative lack of experience in consummating acquisitions and integrating acquired businesses could increase these risks for us.

Our acquisition of Avantel in December 2006 could make it difficult for you to evaluate our historical performance and future prospects.

Because Axtel’s acquisition of Avantel was consummated in December 2006, the historical financial information included in this Form 20-F covers only the 2007 period during which the two businesses were operated under common ownership. Accordingly, the historical financial information included in this Form 20-F may not reflect what our results of operations and financial condition would have been a combined entity during the years before 2007. Our limited operating history as a combined entity and the challenge inherent in concluding the integration of the previously independent businesses make evaluating our business and future financial prospects difficult. You should consider our potential for future business success and operating profitability in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

Our network growth strategy may fail to generate the revenues we anticipate.

From our inception through December 31, 2007, we have invested approximately Ps. 21,968.6 million in network and infrastructure. We anticipate making significant additional expenditures to maintain and upgrade our network, expand our network and business and to complete the integration of Avantel’s network and business. These expenditures, together with operating expenses, may adversely impact our cash flow and profitability, particularly if the expenditures do not lead to additional revenue. We also anticipate that continued growth will require us to attract and retain qualified personnel necessary to efficiently manage such growth. If we are unable to meet the challenges that our growth presents, our results of operations and financial condition could be adversely affected.

Our increased leverage resulting from the acquisition of Avantel could significantly affect our growth and operating results.

We financed the acquisition of Avantel with approximately US$516.0 million in debt. Although we reduced our level of debt during 2007, our total debt stood at US$713.9 million as of December 31, 2007, a significantly larger amount compared to the pre-Avantel acquisition levels. The resulting increase in debt service costs could reduce the amount of cash which would otherwise be available to invest in expansion of our business or to meet other obligations. Likewise, our higher level of leverage could reduce our access to new financing sources on favorable terms, and accordingly, significantly limit our growth and adversely affect our operating results.

We have a history of substantial losses and expect to incur future losses.

We have incurred a cumulative net loss of Ps. 949.6 million from inception to December 31, 2007. We anticipate that we could continue to incur net losses in the future.

We depend on certain vendors for the deployment of our network.

Our ability to achieve our strategic objectives and our overall performance and prospects depends on and will depend on, in large part, the successful, timely and cost-effective acquisition and performance of telecommunications equipment including wireless access products, as well as WiMAX-based technology equipment currently being deployed. If any of our vendors, including Motorola de Mexico S.A. and Motorola Inc., which provides the “802.16e WiMAX technology” for a significant portion of our 2008 network access infrastructure investments, are unable or fail to continue supplying products, or if WiMAX is not able to comply with the expected capabilities, our network expansion and growth could be slowed and our operating results could be adversely affected.

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

Sophisticated information and processing systems are vital to our operations and growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We have installed the accounting, information and processing systems that we deem necessary to provide services efficiently. However, there can be no assurance that we will be able to successfully operate and upgrade such systems or complete the migration of Avantel’s operations onto such systems or that these systems will continue to perform as expected. Any failure in our information and processing systems could impair our ability to collect payment from customers and respond satisfactorily to customer needs.

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

Our three largest customers generated approximately 19% of total revenues in 2007. Accordingly, our ability to maintain a satisfactory relationship with these customers has a direct impact on our revenues and profitability. If these customers breach some or all the conditions established in their respective commercial agreements, or such agreements are not renewed upon their respective expiration dates, our business, financial condition, revenues and results of operations could be adversely affected.

We depend on Telmex for interconnection and we may be forced to pay higher interconnection fees in the future, which could have a material adverse effect on our business and results of operations.

Telmex exerts significant influence on all aspects of the telecommunications markets in Mexico, including interconnection agreements. We use Telmex’s network to terminate the vast majority of our customers’ calls. The interconnection agreement between Axtel and Telmex was renewed in March 2008. However, it remained expired during renegotiations for 2006 and 2007 and we can provide no assurance that it will be extended before its expiration date on December 31, 2008.  If Telmex breaches some or all the conditions established in the interconnection agreement, or if we are not able to renew this agreement under acceptable terms upon its expiration, we might be forced to offer services that will no longer be profitable and competitive. In addition, if the Secretaria de Comunicaciones y Transporte (‘‘SCT’’) or the Mexican telecommunications regulatory authority (Comisión Federal de Telecomunicaciones, or ‘‘COFETEL’’) ceased to regulate Telmex’s pricing, the resulting competitive climate could have a material adverse effect on our business, financial condition and results of operations.

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

We are currently dependent on services provided by and on intellectual property licensed to us by Verizon Communications to manage the national and international long distance billing system that we acquired from Avantel. Our license agreement with Verizon Communications for this system expires in May 2008. We may not be able to migrate Avantel’s billing system onto our own platform before the license agreement expires. If we are not able to migrate that system, or to renew the agreement at all, we could experience operational and administrative disruptions which could adversely affect our business and results of operations.

One of our main access technology suppliers has filed for creditor protection under Canada´s CCAA (Companies’ Creditors Arrangement Act).

We buy from SRTelecom new equipment and spare parts for our Symmetry access technology solution. Currently, this vendor has filed for creditor protection under Canada´s CCAA, a similar status to U.S. Chapter 11. If the financial conditions of this vendor deteriorate, we could be adversely affected due to the lack of spare parts for the equipment already deployed jeopardizing the future of this technology. Damaged equipment would have to be replaced with another access solution in order to continue delivering services.

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

The SCT has granted us the necessary permits to provide services in the whole Mexican territory. Some of our concessions require us to offer services in certain geographical areas where we do not currently provide services. With respect to those geographical areas in which we were required to provide such services by December 2007, we have complied with such coverage requirements. With respect to those geographical areas in which we are required to provide such services by December 2008, we expect to comply with any regulatory authorities requirements .. However, if needed we may request the necessary extensions from the SCT in order to comply with the coverage requirements, which extensions we have been able to obtain from the SCT in the past. We may also be required to provide services in geographical areas where we may experience a low operating margin with respect to such services. If we do not obtain the necessary extensions when required, or if we are required to provide services in areas where we do not currently provide services or in geographical areas where we may experience a low operating margin with respect to such services, our results of operations and financial condition may be adversely affected.

We operate in a highly competitive environment, which may negatively affect our operating margins.

The telecommunications industry in Mexico is becoming more competitive. Over the past seven years, we have not increased  prices for local and long distance services to our customers. Additionally, in 2006 the government enacted a new legislation and convergence policy, which established the guidelines for the provision of voice, data and video services by telecommunications companies, including bundled services. The new legal framework will facilitate the entrance of new participants into the Mexican telecommunications and data market, such as cable companies, broadcasting companies, and the state-monopoly Federal Electricity Commission (Comisión Federal de Electricidad, or ‘‘CFE’’). Although it does not currently affect our operations directly, broadcasters such as Grupo Televisa, S.A. and TV Azteca S.A. de C.V. and cellphone service providers such as América Móvil S.A. de C.V. might be allowed to retain excess bandwidth in their networks, and if granted the corresponding concessions or amendments thereto, they will have the capability to provide services similar to those that we currently provide or intend to provide in the near future, including digital channels, internet service and IP telephony. We expect the Mexican telecommunications market to continue to experience rate pressure, primarily as a result of:

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

As the telecommunications industry in Mexico becomes more competitive, we will face significant competition from other operators, primarily on the basis of features, pricing and customer service. Some of these competitors include Telmex, Alestra, S.A. de C.V. (‘‘Alestra’’) and Maxcom Telecomunicaciones, S.A.B. de C.V. (‘‘Maxcom’’), as well as established local cable television operators who may expand their services into certain of our markets, such as local and long distance voice and data service. As resellers of telephony services become licensed, they will also offer competition in many of our targeted markets.

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

Beginning in January 2001, however, and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico began to experience an economic slow-down marked by a decline in gross domestic product. In 2001, Mexico’s gross domestic product shrank by 0.2% in real terms while the inflation rate was 4.4%, interest rates on 28-day CETES averaged 11.3% and the peso appreciated 4.6% in value (in nominal terms) relative to the US dollar. During 2002, as the United States and global economic slowdown continued, the Mexican real gross domestic product growth rate was 0.6%, the inflation rate was 5.7%, interest rates on 28-day CETES averaged 7.1% and the peso devalued 13.8% (in nominal terms) relative to the US dollar. During the years ended December 31, 2003, 2004 and 2005, the inflation rate was 4.0%, 5.2% and 3.3%, respectively, interest rates on 28-day CETES averaged 6.2%, 6.8% and 9.2%, respectively, and the peso devalued 7.6% and appreciated 0.8% and 4.6%, respectively (in nominal terms), relative to the US dollar.. In 2006 and 2007, the inflation rate was 4.1% and 3.8% respectively, interest rates on 28-day CETES averaged 7.0% and 7.2% respectively, and the peso appreciated 4.6% and depreciated 1.1% (in nominal terms) respectively, relative to the US dollar. The gross domestic product for 2003, 2004, 2005, 2006 and 2007 was 1.3%, 4.4%, 3.0%, 4.8% and 3.3%, respectively.

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

In the Mexican national elections held on July 2, 2006, Felipe Calderón of the Partido Acción Nacional, or ‘‘PAN,’’ won the presidency. He succeeded Vicente Fox, of the same party. During the July elections, members of the Mexican Congress were also elected. The PAN obtained the largest number of seats in both houses of the Mexican Congress, but not enough to secure an absolute majority. The second-largest political party in the Mexican Congress is now the left-wing Partido de la Revolución Democrática, or ‘‘PRD.’’ The Partido Revolucionario Institucional, or ‘‘PRI,’’ who had the presidency for over 70 years, became the third force in Congress after July elections. The presidential election campaigns were extremely competitive, with significant confrontations, mainly between the PAN and PRD. President Calderón was elected with a less-than-1% margin of victory over PRD’s candidate, Andres Manuel López Obrador. The hard-fought campaigns together with the close results generated street blockades, protests, and even the attempt by the PRD to obstruct President Calderón’s inauguration ceremony on December 1, 2006. During the first year of President Calderon there has been significant confrontation from the PRD group in the Congress leaving the federal government with the PRI as the only alternative to negotiate important reforms. We expect this intense political struggle to continue or even intensify in the Mexican Congress, which could lead to a further slowdown in the progress of political and economic reforms in Mexico. This gridlock could have an adverse effect on us, including our business, financial condition, prospects and results of operations.

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

Mexico historically has had high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities, CETES, averaged 21.3%, 15.3% and 11.3% for 1999, 2000 and 2001, respectively. Although average rates for 2002, 2003, 2004, 2005, 2006 and 2007 were 7.1%, 6.2%, 6.8%, 9.2%, 7.0% and 7.2% respectively, we cannot assure you that interest rates will remain at their current rates. Thus, if we are forced to incur Mexican peso-denominated debt in the future, it may be at interest rates higher than the current rates.

We may lose money because of peso devaluation.

While our revenues are almost entirely denominated in pesos, the substantial majority of our obligations, and 77.8% of our debt as of December 31, 2007 is denominated in US dollars. The value of the Mexican peso has been subject to significant fluctuations with respect to the US dollar in the past and may be subject to significant fluctuations in the future. During the year ended December 2004 and 2005, the peso was appreciated 0.8% and 4.6%, respectively (in nominal terms) relative to the US dollar. In 2006 and 2007, the peso depreciated 1.6% and 1.1% (in nominal terms) respectively, relative to the US dollar. Further declines in the value of the peso relative to the US dollar could adversely affect our ability to meet our US dollar-denominated obligations.

Our financial statements do not give you the same information as financial statements prepared under United States accounting principles.

We prepare our financial statements in accordance with Mexican GAAP. These principles differ in significant respects from US GAAP, including, but not limited to, the treatment of the capitalization of pre-operating expenses, the amortization of frequency rights, the capitalization of interest and deferred income taxes and employees’ profit sharing, and in the presentation of cash flow information. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. For these and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of companies in other countries. See Note 25 of our consolidated financial statements.

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

As of December 31, 2007, we had approximately Ps. 7,757.0 million of debt and accrued interestand our ratio of net debt to Adjusted EBITDA for the twelve months ended December 31, 2007 was 1.5x.

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

We are the largest fixed-line integrated telecommunications company in Mexico after Telmex, providing local and long distance telephony, broadband Internet, data services, web hosting, information security services, virtual private networks, and a wide range of integrated telecommunications services in twenty seven of the largest metropolitan areas in Mexico (Mexico City, Monterrey, Guadalajara, Puebla, Toluca, Leon, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Ciudad Victoria, Reynosa, Tampico, Cuernavaca, Mérida, Morelia, Pachuca, Hermosillo, San Juan del Rio and Xalapa.) at the end of 2007, which represent more than 44% of the total population of Mexico, according to the National Institute of Geography, Statistics and Information Technology of Mexico (“INEGI”).  We estimate that our total lines represent approximately 10.3% of the lines in service of our total addressable market in the 27 cities we serviced at the end of 2007.

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

In relation to our acquisition of Avantel, we also entered into a Series B Shares subscription agreement with Tel Holding, an indirect subsidiary of Citigroup, Inc., for an amount equivalent to up to 10% of Axtel’s common stock. On December 22, 2006 pursuant to the Subscription Agreement, we received a notice from Tel Holding confirming that it acquired 533,976,744 Series B Shares (represented by 76,282,392 CPOs) from the Mexican Stock Exchange (Bolsa Mexicana de Valores, or ‘‘BMV’’) and confirming its intention to subscribe and pay for 246,453,963 new Series B Shares (represented by 35,207,709 CPOs). On January 4, 2007, Tel Holding subscribed and paid for 246,453,963 new Series B Shares through the CPOs Trust. From January 4, 2007 through January 20, 2007, during the subscription period, other shareholders subscribed and paid 88,662 new Series B Shares through the CPOs Trust as well. New Series B Shares were subscribed and paid at Ps. 1.52 pesos each, generating Ps. 374.7 million in proceeds for Axtel.

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

The integration of Avantel enhanced our portfolio of products and services and also allows us to expand in existing cities and into new geographies more efficiently due to the complementary condition of Axtel’s hybrid wireline and fixed-wireless local access network with Avantel’s long-haul fiber optic network and strong data capabilities. We expect that most of our growth will come from continued customer acquisitions and build out of our network within our current markets as we continue to expand our coverage and capacity in the major metropolitan areas that we currently serve.  We also expect to expand into selected markets we do not yet serve through organic growth and, possibly, strategic acquisitions or commercial agreements.  For a description of our principal capital expenditures, see Item 5 “Liquidity and Capital Resources.”

Our corporate offices are located at Blvd. Gustavo Diaz Ordaz km. 3.33 No. L-1, Col. Unidad San Pedro, San Pedro Garza Garcia, N.L., Mexico, CP 66215 (Telephone +52 (81) 8114-0000).

Our agent for service in the United States is CT Corporation System, located at CT 111 Eighth Avenue, 13th Floor, New York, New York 10011.

B. Business Overview

a) Our Company

We are the second-largest, and one of the fastest growing, fixed-line, integrated telecommunications company in Mexico, measured in revenues and EBITDA. We offer a wide array of services, including local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 27 cities and long distance telephone in 200 cities to more than 850,000 business and residential customers. In 2007, we generated revenues and operating income of Ps. 12,190.6 million (US$1,121.9 million) and Ps. 1,393.8 million (US$128.3million), respectively.

We provide services using a hybrid wireline and fixed wireless local access network (including 1,366.0 kilometers of metro fiber optic rings) along with 7,700 kilometers of long-haul fiber-optic network. Our last-mile access, designed to optimize capital expenditures through the deployment of network access equipment based on specific customer requirements, includes 37 digital switches, 431 fixed wireless access sites, 190 point-to-multipoint sites (of which 169 are within fixed wireless access sites) and 1,555 point-to-point wireless sites. Our nationwide long-haul network includes 7,700 kilometers of fiber optic network with links to terminate long-distance traffic in over 200 cities. As of December 31, 2007 we have invested in the aggregate approximately Ps. 21,968.6 million in network and infrastructure.

Our strategy is to continue to penetrate our existing markets by offering a comprehensive portfolio of high quality, facilities-based voice, data, internet, integrated solutions and value-added communications services and to cost-effectively enter into selective new markets with high growth and revenue opportunity. Our approach is to bundle multiple voice, data and Internet services into integrated telecommunications solutions for businesses and high-usage residential customers. We also intend to continue servicing foreign carriers with international traffic termination, as well as providing custom-made integrated telecommunications services to large corporate customers. For the twelve months ended December 31, 2007, approximately 78% of our revenues were generated from business customers and 22% of our revenues were generated from residential customers.

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

We provide local, long distance, data, internet, integrated solutions and value-added communications services in 27 of the largest metropolitan areas in the country, including Mexico City, Monterrey, Guadalajara, Puebla, Toluca, León, Querétaro, San Luis Potosí, Saltillo, Aguascalientes, Ciudad Juárez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Cd. Victoria, Reynosa, Tampico, Cuernavaca, Merida, Morelia, Pachuca, Hermosillo, San Juan del Rio and Xalapa. These 27 cities represent more than 44 of the total population of Mexico according to INEGI. We estimate that our total lines represent approximately 10.3% of the lines in service of our total addressable market in the 27 cities in which we provide local services. Additionally, our long-haul network provides long-distance services in over 200 cities across the country. We expect our growth will come from both continued customer acquisitions and the build out of our network within our current markets and in selected new cities as we continue to expand our coverage and capacity in the major metropolitan areas of Mexico.

In December 2007, we entered into an agreement with Motorola de Mexico S.A. de C.V. and Motorola Inc. to integrate WiMAX technology into AXTEL’s Network.  Additionally, we signed an agreement with the Mexican

Federal Electricity Commission (CFE) to have access to their extensive fiber optic network and increase our capacity of provisioning private line and data services in the country.

In the last couple of weeks of 2007, we were able to extend our business agreement with Nextel de México to continue providing Nextel de Mexico with local services, spectrum, long distance calling and 01-800 numbers, and other services, in a significant number of Mexican cities until August 31, 2011.

b) Competitive Strengths

Leading Market Position. By being one of the first competitive providers to approach customers with bundled local, long distance voice and data services in a significant number of cities across the country, we believe that we are able to meet pent-up demand for an alternative service provider, as well as establishing brand awareness and customer relationships prior to market entry by emerging competitors. We have benefited from our ‘‘first-competitor-to-market’’ advantage by capturing what we estimate to be approximately a 10.3% share of our total addressable market in the 27 cities where we offer local services. In Monterrey and Guadalajara, the first two markets where Axtel launched operations in 1999, we estimate that we have achieved an approximately 16% and 14%, respectively, share of our coverage market in each of these cities.

Comprehensive Voice and Data Service Portfolio. We provide our customers an integrated bundle of services that includes local and long distance voice services, as well as internet, data and other value-added services. We believe our comprehensive service portfolio enables us to build strong, long-term relationships with customers and increase our return on our investment in network infrastructure. Furthermore, our digital access, transport and innovative last-mile technologies enable us to meet the growing demand for data services.

Scalable Digital Network. Our hybrid fixed wireless and wireline local access network structure allows us to enter new markets quickly and cost-effectively. By utilizing the fixed wireless access technology model, we are able to quickly cover a substantial geographic area with reduced initial capital expenditures. We defer most incremental capital expenditures for last-mile connectivity until the customer subscribes to our service. As of December 31, 2007, our network consisted of 37 digital switches, 431 fixed wireless access sites, 190  point-to-multipoint sites (of which 169 are within fixed wireless access sites), 1,555 point-to-point radio links and 1,366 kilometers of metropolitan fiber optic rings. As of December 31, 2007, we have invested in the aggregate approximately Ps. 21,968.6 million in network and infrastructure to build an extensive local and national telecommunications network.

Flexible and Innovative Technology – Our capability to add new last-mile technologies allow us to continuously satisfy the changing requirements of existing and new customers. The deployment of 802.16e WiMAX, a new IP-based voice and data wireless technology designed to deliver voice and data solutions, under fixed, portable, nomadic and mobile environments, increases our capabilities to provide high-quality voice and data access solutions.

Scale—Second-Largest Fixed-Line Integrated Telecommunications Company in Mexico. We are the largest local, national and international long-distance and data services provider in Mexico, measured in lines in service, revenues and EBITDA, after the incumbent.

Compelling Financial Profile. We have favorable EBITDA generation (Ps. 4,084.5 million in 2007) and solid financial ratios with net debt to Adjusted EBITDA and Adjusted EBITDA to net interest expense of  1.5x and 5.2x, respectively, for the twelve months ended December  31, 2007.

Experienced Management Team and Internationally Renowned Equity Partners. Our senior management team has extensive entrepreneurial, financial, marketing and telecommunications expertise. The diverse experience of our senior management team has contributed significantly to our initial success and rapid growth. In addition, we have benefited from working with strong local partners and experienced multinational investors such as The Blackstone Group, Citigroup Inc. and AIG-GE’s Latin American Infrastructure Fund. Our local investors and directors include, among others, Tomás Milmo Santos, Thomas Milmo Zambrano, Alberto Santos de Hoyos, Lorenzo Zambrano Treviño and Banamex. These investors have extensive financial, operating and senior management experience in large Mexican corporations.

c) Strategy

The key elements of our business strategy are:

Target Service Sectors with High Profitability Potential. We have divided our target market into the residential market and business market. In the residential market, we focus on high-usage residential customers. Within the business market, we address the needs of micro and small business as well as medium and large companies, multinationals, financial institutions and government entities. We have developed differentiated, targeted telecommunications services plans designed to capture business and retain high-usage customers in each market. We believe that by focusing on the business and high-usage residential customers within a coverage area we are able to increase the return per dollar invested in our network infrastructure. For the twelve-month period ended December 31, 2007, approximately 78%of our revenues were generated from business customers and 22%from residential customers.

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

Maintain Voice Revenues Stream.  Although data market represents an attractive and expanding revenues opportunity compared to slow growing voice-related revenues, still over 70% of Mexican telecommunications industry revenues is voice related. Significant voice revenues stream provides the leverage to further penetrate fast-growing data market.

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

d) Products and Services

We offer a wide variety of telecommunications services, including, local, long distance, Internet, and data services, such as virtual private lines, dedicated private lines, frame relay and web-hosting. We also provide integrated telecommunications services such as network monitoring, call center outsourcing and LAN design, operation and maintenance services.

The following chart summarizes each component of our revenue sources for the full fiscal years ended December 31, 2006 and 2007:

Revenue Source	2007 % Revenues	2006 % Revenues	Description

Local services	43%	65%
We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls (‘‘measured service’’), a per minute usage fee for calls completed on a cellular line (‘‘calling party pays,’’ or CPP calls) and a monthly fee for value added services.

Long distance services	13%	9%	We generate revenues by providing long distance services for our customers’ completed calls.

Data and private lines	21%	7%	We generate revenues by providing Internet, data and network services, like virtual private networks and dedicated private lines.

International traffic	10%	8%	We generate revenues terminating international traffic from foreign carriers.

Other services	13%	11%
We generate revenues from other services, which include among others, activation fees, and customer premises equipment (‘‘CPE’’) for new customers as well as custom-made integrated telecommunications services to corporate customers.

Total	100%	100%

We offer the following products and services:

Voice	Data
Business and Residential Line
•                                                           Long Distance

•                                                           Digital Trunks

•                                                           Voicemail

•                                                           Centrex Line

•                                                           Customer Premise Equipment

•                                                           Telephone Sets, Key Systems and PBX

•                                                           Call Waiting, Call Forwarding, Caller ID, Conference Call

•                                                           Directory Assistance

•                                                           Operator Services

•                                                           Automatic Dialing

•                                                           Unique number

•                                                           Prepaid Services

•                                                           Collect Calls

•                                                           Virtual Line

•                                                           Toll Free Services

Bundles:
•                                                            Axtel in a Box

•                                                            Axtle NeXt

•                                                            Axtelx2

•                                                            Axtel Libre

•                                                 Local and Domestic Private Lines

•                                                 High Speed Private Lines

•                                                 Co-location

•                                                 Virtual Private Networks (MPLS)

Internet
•                                                 Dial Up Internet

•                                                 Dedicated Internet

•                                                 Web Hosting

•                                                 Internet on Demand

•                                                 Internet FWA

•                                                 Co-location

Integrated Services:
•                                                 Data Centers

•                                                 Network Monitoring

•                                                 Contact Centers

•                                                 Network Security Monitoring

•                                                 LAN Maintenance

•                                                 LAN Design and Operation

e) Our Markets

We provide local, long distance, data, internet, integrated solutions and value-added communications services in 27 of the largest metropolitan areas in the country, including Mexico City, Monterrey, Guadalajara, Puebla, Toluca, León, Querétaro, San Luis Potosí, Saltillo, Aguascalientes, Ciudad Juárez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Ciudad Victoria, Reynosa, Tampico, Cuernavaca, Mérida, Morelia, Pachuca, Hermosillo, San Juan del Rio and Xalapa. These 27 cities represent more than 44% of the total population of Mexico according to INEGI. With our long-haul network we also provide long-distance services in 200 cities in Mexico. We estimate that the cities in which we operate locally represent the majority of the total Mexican telecommunications revenue opportunity.

Our city roll-out is determined taking into consideration the following criteria:

•
Size of telecommunications opportunity. According to COFETEL, for the year ended December 31, 2007, all net-additional lines in Mexico were concentrated in 12 of the 32 states: Chiapas, Chihuahua, Mexico City, Hidalgo, Michoacan, Nayarit, Oaxaca, Puebla, San Luis Potosi, Tamaulipas, Tlaxcala and Yucatan. Eleven of the 27 cities we currently serve are in these states and eight of them are state capitals.

•	Regional economy. According to INEGI, in 2004, almost 85% of the total gross domestic product in Mexico was generated in the 18 states in which we have a local presence.

•	Operational synergies. To become more efficient in launching cities, we decided to open clusters of cities to allow for quick systems and operations integration and network build-out.

Within these cities, studies were conducted using geographical, statistical and self-generated market research data to determine where the most attractive opportunities were concentrated. Our network has been built upon this comprehensive data allowing for fast penetration and cost-efficiency.

We believe that we have a 10.3% market share of our total addressable market in the 27 cities in which we offer local services. In Monterrey and Guadalajara, the first two markets where Axtel launched services, we estimate that we have achieved market shares, in each city, of approximately 16% and 14%. In particular, in the business market, we estimate that in Monterrey and Guadalajara we have achieved approximately a 17.4% and 17.8% market share, respectively. The table below provides our estimated market share as of December 31, 2007 for each of the cities where we offer local services, based on access lines.

Market Share Within Coverage Market

As of December 31, 2007

	Date Launched
City		Res	Business	Total
Monterrey	Jun-99	16.1%	17.4%	16.5%
Guadalajara	Dec-99	12.3%	17.8%	13.8%
Mexico	Mar-00	7.2%	10.8%	8.3%
Puebla	Jan-01	8.4%	13.4%	9.6%
Toluca	Jan-01	8.8%	14.2%	9.8%
Leon	Jan-01	11.6%	20.5%	13.8%
Queretaro	Jul-04	9.8%	11.2%	10.3%
San Luis Potosi	Jul-04	16.8%	21.1%	17.8%
Aguascalientes	Oct-04	12.8%	7.7%	10.9%

Saltillo	Oct-04	10.9%	13.0%	11.4%
Ciudad Juarez	Nov-04	8.1%	7.0%	7.8%
Tijuana	Nov-04	20.4%	6.5%	15.7%
Torreon	Feb-06	7.8%	9.2%	8.1%
Veracruz	Feb-06	11.9%	14.6%	12.4%
Chihuahua	Mar-06	8.6%	6.6%	8.0%
Celaya	May-06	9.3%	8.7%	9.1%
Irapuato	Aug-06	7.0%	3.5%	6.2%
Cuernavaca	Mar-07	9.6%	7.3%	9.1%
Tampico	Mar-07	13.9%	6.9%	11.9%
Morelia	May-07	9.4%	10.1%	9.5%
Xalapa	Jun-07	11.5%	7.1%	10.6%
Mérida	Jun-07	6.1%	3.0%	5.2%
Hermosillo	Ago-07	5.3%	2.1%	4.4%
Reynosa	Oct-07	2.6%	0.4%	2.0%
Cd. Victoria	Oct-07	4.0%	0.8%	3.3%
Pachuca	Oct-07	1.8%	0.9%	1.6%
SJ del Río	Oct-07	3.4%	0.9%	2.8%
TOTAL		9.6%	11.8%	10.3%

Source: Market share percentages are company estimates based on number of lines in service divided by the average teledensity per square kilometer of coverage for each one of our radiobases.

Banamex, and its Mexican affiliates, Verizon Communications (formerly MCI) and Nextel de Mexico represent 19% of our total revenues as of December 31, 2007. We signed a five-year contract with Banamex on November 30, 2006, renewable for another five years, to provide products and services for all their telecommunications needs in existing and new operations. Verizon Communications provides us a significant volume of international traffic to terminate in Mexico, representing 2% of our total revenues for 2007. We have maintained this relationship with Verizon Communications since 1995. Nextel de Mexico provides telecommunications services to its customers through access to our network. We first entered into a services agreement with Nextel de Mexico in April 2001, and this agreement has been extended seven times. Pursuant to this business relationship, we extended the agreement until August 31, 2011 to continue providing Nextel de Mexico with local services, spectrum, long distance calling and 01-800 numbers, and other services, in a significant number of Mexican cities. Under this extension, we are guaranteed certain minimum levels of traffic every year until the expiration of the agreement.

Our telecommunications business is susceptible to seasonality, where our volume related revenues are impacted due to lower consumption levels in vacation and holiday periods. We estimate that about 40% to 50% of our revenues are volume related.

f) Marketing and Sales

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

For corporate customers, financial institutions and federal government entities, we launched “AXTEL Corporativos”, a marketing initiative to strengthen our position as a unified communications supplier with a broad range of administered solutions that allow large customers to increase the efficiency of their communications by converging different services. This group is responsible for all sales activities, contract negotiations and proactive account management.

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

Customer churn occurs primarily from our disconnecting customers for non-payment of bills. Churn also occurs when a customer chooses to switch to a competing service or to terminate service altogether. Churn results in the loss of future revenue from customers whose service is disconnected and limits our ability to recoup costs incurred in acquiring customers such as switching costs, commissions and installation costs. Our average monthly churn rate for year 2007 was 1.3% vs. 1.4% recorded in the twelve months ended in December 31, 2006.

g) Pricing

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

h) Our Network

We provide services using a complementary nationwide long-haul fiber-optic network with a hybrid wireline and fixed wireless local access network designed to optimize capital expenditures through the deployment of network access equipment based on specific customer requirements. Our last-mile access options include fixed wireless access, Symmetry, WiMAX, point-to-point and point-to-multipoint wireless technologies, as well as metropolitan fiber rings. We switch our traffic using DMS equipment that interconnects with Telmex’s equipment and that of other local and long distance carriers in each city where we provide local service.

Our wireless network uses customer access equipment, microwave radios, DMS switching and other equipment supplied by various vendors, including Motorola, Airspan, SR Telecom, Nortel Networks and Siemens, among others. Our internet platform uses Cisco’s routing platform with Compaq servers and Microsoft software applications. Our metropolitan fiber networks use Lucent Technology Allwave fiber and Nortel Networks DNX SDH equipment. The combination of these network components enables us to deliver world-class network reliability and service to our customers.

Through our current use of fixed wireless access technology, including Symmetry technology and WiMAX, we are able to provide our customers quality voice service and up to 4 Mbps data speeds.. Currently, we provide voice and data packages to mass market customers with Internet speed access from 256 kbps up to 4 mbps. We consider fixed wireless access technology to be ideal for our residential and micro and small business customers. Internet fixed wireless access technology, provides our customers with always-on data connections by using an internet protocol interface and dynamic timeslot assignments, which improves the data rates experienced by customers and also increases our network efficiency.

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

Local Network

As of December 31, 2007, our metropolitan fiber optic rings totaled 1,366 kilometers in the cities where we offer local services. Our local network is comprised of several technologies, including fixed wireless access, WiMAX, copper, point-to-point, point-to-multipoint and fiber optic links.

The following summarizes our local infrastructure as of December 31, 2007:

City	FWA	Symmetry	WiMAX	PMP Sites	PTP Links	Switches	Metro Fiber Rings (Kms)
Monterrey	64	18	4	29	270	7	349
Guadalajara	63	8	19	23	231	5	145
Mexico	159	29		55	567	11	498
Puebla	20	3		7	79	1	70
Toluca	9	3		3	58	1	15
Leon	13	5		6	45	1	36
Queretaro	8	6		6	41	0	1
San Luis Potosi	11	5		5	16	0	22
Saltillo	7	4		4	31	0	37
Aguascalientes	9	5		4	15	0	9
Cd. Juarez	10	4		6	29	1	25
Tijuana	9	0		6	16	2	5
Torreon	7	5		3	34	1	6
Veracruz	6	5		4	16	1	24
Chihuahua	8	5		6	23	1	9
Celaya	2	3		2	13	0	10
Irapuato	0	3		1	0	0	19
Cuernavaca	5	2		3	16	0	5
Tampico	5	3		3	24	0	11
Morelia	4	4		2	4	2	3
Merida	4	3		2	21	1	16
Xalapa	3	3		1	1	0	5
Hermosillo	5	3		3	1	2	1
Others	0	14	0	6	4	0	45
Total	431	143	23	190	1,555	37	1,366

Long Distance Network

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

Switching

We use Nortel’s DMS-100 digital switches to route traffic in twelve cities and Nortel’s Call Server 2000 Softswitch to route traffic in five additional cities. We have four Nortel DMS-250 digital switches for long distance services are installed in the Main Switches Facilities to receive the traffic from more than 200 cities and international traffic from US and ROW. We have four Ericsson TL4 digital switches for local services, two located in Mexico, one in Monterrey and one in Guadalajara covering 16 cities. We use our A5020 Alcatel Softswitch used for Netvoice services and Internet Dialup. We have two SoftX3000 Huawei Softswitches that provide local services in eight cities and all the International VoIP traffic.

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

i) Operational Support Systems

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

j) Our Concessions

We believe we have purchased sufficient spectrum to fulfill the capacity requirements of our business plan including the offering of broadband services to our customers. In September 1995, Avantel obtained a concession to offer local and long distance telephony services nationwide. In June 1996, Axtel also obtained a concession to offer local and long distance telephony services. Both concessions have a term of 30 years and, subject to the satisfaction of certain conditions, are renewable for an additional 30-year period.

We also hold concessions to use and exploit the following frequency bands:

•	Two 929 MHz for radio messaging services;

•	50 MHz at 3.4 GHz, nationwide, divided into 9 regions for local telephony using fixed wireless access technology;

•	56 MHz at 7 GHz, nationwide, for long-haul point-to-point transport (a 50/50 ownership with Alestra);

•	60 MHz at 10.5 GHz, nationwide, for point-to-multipoint access;

•	120 MHz at 10.5 GHz, in 3 regions, for point-to-multipoint access;

•	168 MHz at 15 GHz, nationwide, for point-to-point access and transport;

•	368 MHz at 23 GHz, nationwide, for point-to-point access and transport; and

•	112 MHz at 37 to 38.6 GHz, in 5 regions, for point-to-point transport.

Each of the spectrum licenses has a term of 20 years and may be renewed at our option for additional 20-year periods as long as we are in compliance with all of our obligations thereunder and with any new conditions imposed in accordance with the law and as long as an agreement is reached on any new conditions set forth by the SCT.

The concession expressly permits us to provide the following services:

•	basic local telephony;

•	nationwide long distance telephony;

•	the sale or lease of network capacity for the generation, transmission or reception of signs, signals, writings, images, voice, sounds or other information of any nature;

•	the purchase and lease of network capacity from other carriers, including the lease of digital circuits;

•	value-added services;

•	operator services;

•	data, video, audio and video conference services, except for cable or other restricted television, continuous music or digital audio services;

•	credit or debit telephone cards; and

•	public telephony services.

In November 2006, SCT granted, as part of Axtel’s concession, a new permit to provide short message services (‘‘SMS’’) to our clients.

We have the required regulatory authority to provide such services to Mexico’s entire population. Some of our concessions require us to offer services in certain geographic areas where we are not currently offering services. With respect to those geographical areas in which we were required to provide such services by December 2007, we have complied with such coverage requirements. With respect to those geographical areas in which we are required to provide such services by December 2008, we expect to comply with such requirements as requested; however, if needed we may request the necessary extensions from the SCT in order to comply with the coverage requirements. If we do not receive the necessary extensions when requested, the SCT could revoke the specific permits and concessions covering such territories in which we do not provide services. In the past we have been able to obtain extensions from the SCT in order to comply with such requirements and have been able to maintain in full force in effect our permits and concessions. However, in the event that we were to lose our concessions for these areas where we do not presently offer our services, our concessions for the geographic areas where we do presently offer our services would not be adversely affected.

k) Interconnection

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

The two most important conditions in local interconnection agreements are the per-minute interconnection fee and the ‘‘bill and keep’’ agreement. The current interconnection fee is US$0.00975 per minute. We currently have two interconnection agreements with Telmex; one between Axtel and Telmex and another between Avantel and Telmex. The major differences among these agreements are the expiration date and the exception elements for the imbalance calculation. The imbalance threshold under the bill and keep agreement refers to the difference between the outgoing and the incoming local traffic of any carrier. If at any given month, this difference falls below the permitted threshold, there are no payments among the carriers. If any carrier surpasses the threshold, payments have to be made between carriers for the full amount of the imbalance. The bill and keep agreements contain exceptions regarding internet traffic, long duration calls, traffic generated by call centers, trunking operators and traffic generated by new customers (for a six month period) so that these exceptions will not affect the calculation of the permitted imbalance percentage.

Axtel and Telmex’s agreement. Axtel entered into an interconnection agreement with Telmex in March of 1999. Axtel’s interconnection agreement with Telmex expires on December 31, 2008. If the agreement expires without having been expressly extended by the parties, the agreement explicitly contemplates an automatic extension until both parties mutually agree to extend the expired agreement or execute a new interconnection agreement. The threshold for the differential between incoming and outgoing traffic set in this agreement is 5% and no payments have been made to Telmex since the implementation of this agreement.

Avantel and Telmex agreement. The Avantel interconnection agreement with Telmex was signed on October 1, 2006 and will expire on December 31, 2008. The threshold for the differential between incoming and outgoing traffic set in this agreement is 5%.

In addition to local interconnection agreements with Telmex, we have established interconnection agreements with most of the local fixed carriers, such as Teléfonos del Noroeste, S.A. de C.V. (‘‘Telnor’’), Alestra, Operadora Unefon, S.A. de C.V. (‘‘Unefon’’) and Maxcom. The terms and conditions for each agreement are similar to those established with Telmex. Although we have no local interconnection agreement with Megacable Comunicaciones de Mexico, S.A. de C.V. due to particular legal issues between them and COFETEL, traffic is exchanged and interconnected between us and them through transit agreements with Telmex

Mobile interconnection

We have reciprocal interconnection agreements with all cellular providers (including Telcel, Unefon, Iusacell, Telefonica Movil, Cedetel, Norcel, Bajacel and Pegaso PCS) within each of the local coverage areas in which we operate. As of December 31, 2007, the wireline to mobile interconnection fee under the ‘‘calling party pays’’ mode payable to the cellular carriers was Ps. 1.34 per minute. In response to an administrative procedure we initiated against Telcel in 2005, the fixed to mobile interconnection fee payable to Telcel as of December 31, 2007 was Ps. 1.23 per minute, plus a 25% surcharge on the actual amount of minutes per month.

Long distance interconnection

Acting as local network. This interconnection agreement allows long distance carriers to deliver long distance calls from their users to our local network. It also allows our users to made calls to a non-geographic numbers (800s) assigned by COFETEL to such long distance carriers. We have long distance interconnection agreements in place with major long distance carriers such as LADA (Telmex and Telnor long distance operation) or Alestra, among others. Carriers that have not established this interconnection agreement with us, use traffic through LADA or other carrier that maintains an agreement in place with us. As of December 31, 2007, the interconnection fee we receive from long distance carriers was US$0.01003 per minute (US$0.00975 plus a surcharge of 2.085% per minute).

Acting as long distance network. These interconnection agreements, established with Telmex, Telnor and Maxcom, allow us to deliver long distance calls from our users to a local network. It also allows users of the local network to made calls to a non-geographic numbers (800s) assigned by COFETEL to us. It also allows users of Telmex or Telnor who have choose Avantel as their long distance carrier to use Avantel long distance services. As of December 31, 2007, the interconnection fee we pay to local carriers was US$0.01003 per minute (US$0.00975 plus a surcharge of 2.085% per minute).

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

l) Customer Service

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

m) Billing and Collection

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

n) Competition

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

With the convergence legislation enacted in 2006, Telmex will be able to provide video subject to obtaining the modification of its concession and complying with certain other obligations. Telmex’s significant customer base provides significant leverage to develop the triple play services (voice, Internet and video) demand significantly. Telmex has publicly stated its intentions to offer triple-play services in the near future.

Alestra. Alestra commenced operations in 1996, providing only long distance telephony services to residential and business customers. In 2000, Alestra also started to offer local services to corporate customers in Mexico, Monterrey and Guadalajara, primarily. According to their 2007 20-F Report, Alestra is owned 49% by AT&T Telecom Mexico, Inc., a wholly owned subsidiary of AT&T Inc. and 51% by Onexa, S.A. de C.V., a corporation owned by Alfa, S.A.B. de C.V. Their network consists of 5,017 kilometers of long-distance fiber and 1,084 kilometers of metropolitan rings.  Due to the acquisition by the former SBC Communications Inc. of the former AT&T Corp., AT&T Inc. acquired certain obligations and restrictions with Alestra concerning direct competition and mandatory net margin contribution, among others, due to the significant ownership that the former SBC Communications Inc., now AT&T Inc., maintain in Telmex.

Maxcom. Maxcom commenced operations in 1999 targeting, initially, residential and small business customers in the cities of Puebla, Mexico City and Querétaro. More recently, through joint-venture agreements with other companies, they have added a small presence in the cities of Guadalajara, Monterrey, Toluca and San Luis. Maxcom has deployed a wireline network in these cities and after eight years of operations, its customer base has grown to approximately 360,942 “revenue generating units” as of December 31, 2007.

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

o) Legal Proceedings

We are currently party to the following material legal proceedings:

Metronet Dispute

In October 2002, Metronet, S.A. de C.V. (‘‘Metronet’’) filed an action against us in the Fourth Civil Court in Monterrey (Mexico). Metronet claimed that we wrongfully terminated a letter of intent seeking payment for services and direct damages of approximately US$3.8 million, plus other expenses and attorneys’ fees. On December 14, 2007, the parties reached an agreement and settled the dispute on definitive terms.

Spectrasite Dispute

In March 2002, Spectrasite Communications Mexico, S. de R.L. de C.V. (‘‘Spectrasite Mexico’’) filed an action against us in the 30th Civil Court in Mexico City. Spectrasite Mexico is seeking recovery of a deposit in the amount of US$13.0 million that Spectrasite Mexico made with us in connection with a proposed sale-leaseback of towers. We, in turn, countersued Spectrasite Mexico and Spectrasite Communications Inc. for breach of contract in a related action. If the court rules against us, the deposit will have to be reimbursed as will Spectrasite Mexico’s legal costs and expenses and any other applicable amounts considered direct damages in accordance with applicable Mexican laws. If the court rules in our favor, we may be able to retain the deposit and/or any other applicable amounts considered as direct damages in accordance with applicable Mexican laws, in addition to receiving payment of our legal costs and expenses. On December 15, 2004, Spectrasite Communications Inc. was duly served. On April 1, 2008, the trial court ruled against us ordering Axtel to return the deposit and applicable interests. The Company will appeal the trial court’s order before the Superior Court of Appeal.

Global Link Dispute

On November 28, 2002, Global Link Telecom Corporation ("Global Link") requested a payment of one million US dollars from Avantel due to the fact that Global Link filed voluntary petition for reorganization under Chapter 11 of the US Bankruptcy Code. This amount relates to payments made by Global Telecommunications Solutions de Mexico, S. de R.L. de C.V. 90 days before the Global Link reorganization period began. In October 2003, the bankruptcy committee in charge of this case increased the requested amount to three million US dollars. On July 12, 2007, the parties reached an agreement and settled the dispute on definitive terms.

p) Regulatory Proceedings

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

In August 2006, COFETEL resolved interconnection disputes between Telcel and Avantel. In this resolution COFETEL approved a reduction of the interconnection fees to be paid by Avantel for calls terminated in Telcel’s network for the years between 2005 and 2010. Telcel challenged this resolution. These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact that these proceedings may have if they are not resolved in Avantel’s favor.

In August 2006, COFETEL resolved interconnection disputes between us and Telcel. In this resolution COFETEL approved a reduction of the interconnection fees to be paid by us for calls terminated in Telcel’s network for the years between 2005 and 2010. Telcel challenged this resolution. This proceeding has been resolved confirming the reduced interconnection tariffs for the years between 2005 and 2007. The new resolution has been challenged by us and also by Telcel, and we cannot determine with reasonable certainty the impact that these proceedings may have if they are not resolved in our favor. In addition, we have started new administrative proceedings before COFETEL in order to obtain new interconnection tariffs for the years between 2008 and 2011.

In addition to the foregoing, on May 2007 COFETEL resolved other interconnection disputes initiated by us against the remaining cellular telephone companies. COFETEL approved a reduction of the interconnection fees with respect to such cellular telephone companies. We challenged this resolution. These proceedings have not been resolved and we cannot determine with reasonable certainty the impact that these proceedings may have if they are not resolved in our favor.

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

q) Environmental, Health and Safety Matters

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

r) Enforceability of Civil Liabilities Against Foreign Persons

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

s) Current Regulatory Environment

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

Revocation. A concession or a permit may be revoked pursuant to the Federal Telecommunications Law upon the following events:

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

C. Organizational Structure

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

D. Property, Plants and Equipment

All of our properties are located in Mexico. Our most important asset is our network infrastructure (See Item 4. Information on the Company, (h) Our Network).

Our corporate headquarters are located in Monterrey, Mexico. Our Monterrey office consists of 39,779 square meters. The lease on this property expires in 2015. We also own or lease office space and warehouses throughout the 27 cities where we operate. These are the facilities in which we have installed our switches and administrative offices.  Office space or warehouses with more than 1,000 square meters are the following:

Name	Utilization/Use	Location	Area in m2	Property	Contract Ending Date
Headquarters Monterrey	Administrative	Monterrey	39,779	Lease	25/05/2015
Voice Center Apodaca	Operating Center	Monterrey	11,978	Lease	14/09/2005
Call Center	Operating Center	Santa Catarina	10,389	Lease	31/07/2011
Torre Axtel Santa Fe	Administrative	Mexico	10,259	Lease	01/01/2011
Workcenter Alse Blanco	Operating Center	Mexico	7,352	Lease	01/12/2011
Headquarters Axtel Reforma	Administrative	Mexico	6,150	Lease	28/02/2008
Switch 1	Technology Facilitiy	Guadalajara	5,550	Owned	-
CIC Apodaca	Technology Facility	Monterrey	5,164	Lease	14/09/2005
Switch 2	Technology Facility	Mexico	3,434	Owned	-
Switch 1	Technology Facility	Monterrey	3,096	Owned	-
Workcenter San Jerónimo	Operating Center	Monterrey	3,093	Lease	03/03/2012
Switch y Workcenter	Operating and administrative center	Cd. Juarez	3,043	Owned	-
Offices	Administrative	Tampico	3,000	Lease	30/11/2011
CIC Puente	Technology Facility	Mexico	2,851	Owned	-
Switch 2	Technology Facility	Guadalajara	2,376	Owned	-
Switch 2	Technology Facility	Monterrey	2,111	Lease	30/03/2030
Offices and MAP	Administrative	Mérida	1,908	Lease	31/03/2010
Switch 1 y 3	Technology Facility	Mexico	1,898	Owned	-
Workcenter	Operating Center	Xalapa	1,724	Lease	30/10/2016
Workcenter	Operating Center	Leon	1,516	Owned	-
Workcenter	Operating Center	Tijuana	1,500	Lease	31/07/2007
Warehouse México	Operating Center	Mexico	1,500	Lease	01/05/2007
MSF Triunfo	Operating Center	Mexico	1,393	Owned	-
Systems Site Apodaca	Technology Facility	Monterrey	1,369	Leased	14/09/2005
Workcenter	Operating Center	Aguascalientes	1,200	Lease	14/06/2010
Workcenter	Operating Center	Reynosa	1,200	Lease	31/07/2010
Offices	Administrative	Puebla	1,193	Lease	30/09/2010
Warehouse Guadalupe	Operating Center	Monterrey	1,193	Lease	01/05/2006
Switch	Technology Facility	Toluca	1,188	Owned	-
POP Guadalupe	Technology Facility	Monterrey	1,140	Lease	01/10/2010
Offices, Administrative and MAP Admon. y Workcenter	Workcenter	Saltillo	1,100	Lease	31/05/2024
Oficinas y MAP	Administrative	Xalapa	1,100	Lease	27/02/2017
Switch	Technology Facility	Leon	1,099	Owned	-
Workcenter	Operating Center	Coatzacoalcos	1,061	Lease	31/12/2017
Workcenter	Operating Center	Veracruz	1,058	Lease	30/09/2011
Workcenter	Operating Center	Hermosillo	1,019	Lease	31/03/2010
Workcenter	Operating Center	Mérida	1,000	Lease	28/02/2009
Workcenter	Operating Center	Hidalgo	1,000	Lease	30/06/2010
Workcenter	Operating Center	Cd. Victoria	1,000	Lease	14/07/2010
Workcenter	Operating Center	Cuernavaca	1,000	Lease	14/10/2009
Workcenter	Operating Center	Culiacán	1,000	Lease	14/10/2010

Item 4.A UNRESOLVED STAFF COMMENTS

Not Applicable

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

a) Overview

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

b) Key performance indicators

Management evaluates the performance of the Company by tracking the following indicators:

	2005				2006				2007
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Revenues(1)	1,238.5	1,325.6	1,372.1	1,426.2	1,406.3	1,510.3	1,580.9	2,178.1	3,005.5	3,116.0	3,081.3	2,987.9
Local Service	854.3	933.9	966.6	1,015.9	998.7	1,065.7	1,108.0	1,157.6	1,278.8	1,326.1	1,337.5	1,394.3
Long Distance Services	111.7	123.7	128.3	124.2	113.5	129.9	133.8	206.5	402.7	419.4	352.3	357.7
Data	49.5	50.5	56.4	59.3	60.6	69.1	80.3	249.2	619.5	628.4	645.8	620.1
International traffic	134.6	124.4	124.3	126.0	118.6	125.4	121.4	187.4	293.0	330.4	313.9	272.9
Other Services	88.4	93.0	96.5	100.8	114.9	120.3	137.5	377.5	411.5	411.7	431.7	342.9
Cost of Revenues and Operating Expenses (1)	(831.5)	(865.0)	(880.6)	(918.6)	(896.8)	(973.2)	(1,025.4)	(1,469.0)	(2,070.8)	(2,054.7)	(1,995.2)	(1,985.4)
Access Lines (2)(3)(5)	490.2	529.7	567.2	605.9	648.4	697.0	733.1	792.5	815.2	843.7	884.6	932.3
Average Lines (2)(5)(6)	471.9	509.9	548.4	586.5	627.2	672.7	715.0	762.8	803.9	829.5	864.2	908.5
Monthly ARPU (4)(5)(7)	682.4	691.4	665.5	647.9	591.1	592.5	578.9	596.1	697.2	701.4	651.8	642.8
Customers (2)(3)(5)	307.9	327.7	347.5	368.2	394.0	422.0	444.6	502.4	518.0	543.8	576.0	623.2
Presubscription (LD) users (2)(3)(5)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	298.5	280.8	270.0	265.1	246.1
__________________________

(1)	Amounts in constant Ps. in millions as of December 31, 2007.
(2)	Amounts in thousands.
(3)	Figures as of the end of each period.
(4)	Amounts in constant Ps. as of December 31, 2007.
(5)	Unaudited information.
(6)	Average Lines is the result of the Access Lines at the beginning of the period plus Access Lines at the end of the period divided by 2.
(7)	Monthly ARPU is the result of the sum of local and long distance revenues divided with the Average Lines of the quarter divided by 3.

Revenues

We derive our revenues from:

•	Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat

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

The following summarizes our revenues and percentage of revenues from operations from these sources:

	Revenues (1)				% of Revenues
	Year ended December 31,				Year Ended December 31,
Revenue Source	2004	2005	2006	2007	2004	2005	2006	2007
Local calling services	Ps. 3,002.5	Ps. 3,770.8	Ps. 4,330.0	Ps. 5,336.6	69.7%	70.3%	64.9%	43.8%
Long distance services	425.9	487.9	583.6	1,532.2	9.9%	9.1%	8.7%	12.6%
Data & Network	214.5	215.7	459.1	2,513.8	5.0%	4.0%	6.9%	20.6%
International Traffic	410.2	509.3	552.8	1,210.2	9.5%	9.5%	8.3%	9.9%
Other services	253.4	378.7	750.2	1,597.8	5.9%	7.1%	11.2%	13.1%
Total	Ps. 4,306.4	Ps. 5,362.4	Ps. 6,675.7	Ps. 12,190.6	100.0%	100.0%	100.0%	100.0%
______________________
(1)	Amounts in constant Ps. in millions as of December 31, 2007.

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

c) Year Over Year Comparisons

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Revenues from Operations

Revenues for 2007 were Ps. $12,190.6 million, compared to Ps. $6,675.7 million in 2006, an increase of Ps. $5,514.9 million or 83%.  The number of access lines increased to 932,292  from792,532, an increase of 18%, and our average revenue per user decreased from Ps. 590 pesos in 2006 to Ps. 673 pesos in 2007.

Local services. Local service revenues for the twelve-month period ended December 31, 2007, totaled Ps. 5,336.6 million, a growth of Ps. 1,006.6 million, or 23%, from Ps. 4,330.0 million recorded in 2006. This change is due to increased monthly rents, measured service and cellular revenues due to a higher number of lines in service.

Long distance services. In 2007, long distance service revenues increased to Ps. 1,532.2 million from Ps. 583.6 million registered in 2006, an increase of Ps. 948.6 million, or 163%, primarily due to the consolidation of Avantel not reflected in October and November 2006 and by the continued penetration of bundled commercial offers that incorporate long distance minutes. Data & Network. Data and network service revenues increased to Ps. 2,513.8 million for the twelve-month period ended December 31, 2007, compared to Ps. 459.1 million in 2006, an increase of Ps. 2,054.7 million, or 448%. The increase is explained by an increase in dedicated Internet and VPNs services provided primarily to business customers.

International traffic. Revenues generated from international calls terminated in Mexico totaled Ps. 1,210.2 million in 2007, compared to Ps. 552.8 million in 2006, an increase of Ps. 657.4 million, or  119%. This growth is due mainly to the consolidation of Avantel.  .

Other services. Revenue from other services accounted for Ps. 1,597.8 million in 2007, an increase of Ps. 847.6 million, or 113%, from Ps. 750.2  million registered in 2006, primarily due to and increase of Ps. 229.9 million  from integrated services and Ps. 75.3 million from the sale of customer premises equipments (“CPEs”).  Other revenues that includes activation fees, interconnections and special services among others made up the difference.

Cost of Revenues and Operating Expenses

Cost of Revenues. Cost of revenues was Ps. 4,504.7 million in 2007, compared to Ps. $2,104.3 million in 2006, an increase of Ps. 2,400.4  million, or 114%, year-over-year. This growth was primarily due to Ps. 104.8, Ps. 1,168.2 and Ps. 53.3 million increases in costs related to the “calling party pays” scheme,  long-distance termination costs and costs related to integrated services, respectively.

Operating Expenses. For the twelve-month period ended December 31, 2007, operating expenses increased to Ps. 3,601.4 million, from Ps. 2,260.1million in 2006, an increase of Ps. 1,341.3 million, or 59%.Among others, increases of Ps 734.6 million, Ps. 94.6 million and Ps. 53.3 millon in personnel, consulting and outsourcing and advertising expenses, respectively explain this growth.

Depreciation and Amortization. Depreciation and amortization totaled Ps. 2,690.7 million in 2007, compared to Ps. 1,560.1 million in 2006, a growth of Ps. 1,130.6 million or 72%. The increase is due to the organic expansion in 2007 and the consolidation of Avantel not reflected in October and November 2006.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Revenues from Operations

Revenues from operations increased to Ps. 6,675.7 million for 2006 from Ps. 5,362.4 million for 2005, an increase of Ps. 1,313.3 million, or 24%.  The number of access lines increased to 792,532 in 2006 from 605,904 in 2005, an increase of 31%, and our average revenue per user decreased from Ps. 672 pesos in 2005 to Ps. 590 pesos in 2006.

Local services.  Local service revenues increased to Ps. 4,330.0 million for 2006 from Ps. 3,770.8 million for 2005, an increase of Ps. 559.2 million, or 15%.  This change is due to increased monthly rents, value added services and cellular revenues due to a higher number of lines in service. Long distance services.  Long distance services revenues increased to Ps. 583.6 million for 2006 from Ps. 487.9 million for 2005, an increase of Ps. 95.7 million, or 20%%.  This is a consequence of a higher number of access lines and a larger penetration of bundled offers including long distance minutes.

Data & Network. Data and network service revenues increased to Ps. 459.0 million for the twelve-month period ended December 31, 2006, compared to Ps. 215.6 million in 2005, an increase of Ps. 243.4 million, or 113%. This increase is explained by the contribution from Avantel in December and the remaining growth balance is due to increased data services provided primarily to business customers.

International traffic. Revenues generated from international calls terminated in Mexico totaled Ps. 552.8 million in 2006, compared to Ps. 509.3 million in 2005, an increase of Ps. 43.5 million, or 8.5%.This growth is due to handling more international traffic in 2006 compared to the previous year.

Other services.  Revenue from other services increased to Ps. 750.2 million in 2006 from Ps. 378.7 million during 2005, an increase of Ps. 371.5 million, or 98.1%. The increase was due    to Ps. 118.6  million contributed from integrated services and Ps. 82.4 million from the sale of customer premises equipments (“CPEs”).  Activation fees and other revenues related to a higher number of lines in service made up the difference.

Cost of Revenues and Operating Expenses

Cost of Revenues.  Cost of revenues from operations increased to Ps. 2,104.3 million for 2006 from Ps. 1,673.9 million in 2005, an increase of Ps. 430.3 million, or 26%. This growth was primarily due to Ps. 110.4 and Ps. 106.5 million increases in costs related to the “calling party pays” scheme and long-distance termination costs, respectively. Additionally, costs related to integrated services totaled Ps. 75.4 million, being these services not provided prior to the acquisition of Avantel.

Operating expenses.  Operating expenses increased to Ps. 2,260.1 million for 2006 from Ps. 1,821.8 million for 2005, an increase of, Ps. 438.2 million or 24%. Increased personnel expenses of Ps. 208.5 million, expenses related to Avantel’s integration and other expenses related to the five new cities opened in 2006 were the main factors that generated this increase.

Depreciation and Amortization.  Depreciation and amortization from continuing operations increased to Ps. 1,560.1 million for 2006 from Ps. 1,220.2 million for 2005, an increase of Ps. 339.8 million, or 28%.  The year-over-year increase reflects our organic capital expenditures, and the acquisition of Avantel’s assets.

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

The Mexican economy began to recover in 1996 and 1997, as exchange rates stabilized, inflation decreased and real gross domestic product grew by 5.2% and 6.8%, respectively. However, the financial crisis in Asia and Russia, together with the weakness in the price of oil in 1998, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the peso, which devalued 22.7% relative to the US dollar. In 1999, the peso appreciated 4.0% relative to the US dollar. From 1999-2000, the peso-to-dollar denominated exchange rate remained relatively stable. In 2001, the peso-to-dollar exchange rate showed a slight recovery of 4.6% from Ps. 9.61 on December 31, 2000 to Ps. 9.17 on December 31, 2001. However, in 2002, the peso devaluated 13.8% relative to the US dollar. In 2003, the peso devalued approximately 7.6% relative to the US dollar. During the years ended December 31, 2004, 2005 and 2006, the peso appreciated 0.8%, 4.6% and depreciated 1.6% (in nominal terms) respectively, relative to the US dollar. In 2007, the peso depreciated 1.1% (in nominal terms) respectively, relative to the US dollar.

Peso devaluation has contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% in 1998. In 1999, 2000 and 2001, the inflation rate decreased to 12.3%, 9.0% and 4.4%, respectively. In 2002, 2003, 2004 and 2005, the inflation rate was 5.7%, 4.0%, 5.2% and 3.3%, respectively.  For the twelve month periods ending on December 31, 2006 and 2007, the inflation rates were 4.1% and 3.8%, respectively.

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

Recent Accounting Pronouncements

Recently issued accounting pronouncements under Mexican GAAP

The CINIF has issued the following FRS, effective for years beginning after December 31, 2007, and which do not provide for earlier application.

(a)
FRS B-10 “Effects of inflation”- FRS B-10 supersedes Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards) 2.  The principal considerations established by this FRS are: (i) the change in the value of the Investment Unit (UDI) may be used for determining the inflation for a given period; (ii) the election to use inventory replacement costs as well as specific indexation for fixed assets, is eliminated; (iii) an entity is only required to recognize the effects of inflation when operating in an inflationary economic environment (accumulated inflation equal to or higher than 26% in the most recent three-year period); and (iv) the accounts of Gain or Loss from Holding Non-monetary Assets (RETANM - Spanish abbreviation), Monetary Position Gains or Losses (REPOMO - Spanish abbreviation), and Deficit/Excess in Equity Restatement, will be reclassified to retained earnings, when the unrealized portion is not identified.

(b)
FRS D-3 “Employee benefits”- FRS supersedes Bulletin D-3, the portion applicable to Employee Statutory Profit Sharing (ESPS) of Bulletin D-4 and INIF (Interpretation of Financial Reporting Standards) 4.  The principal considerations established by this FRS are: (i) a maximum of five years is established for amortizing unrecognized/unamortized items, and the option is provided for immediate recognition of actuarial gains or losses in results of operations; (ii) the recognition of an additional liability and related intangible asset and any related item as a separate element of stockholders’ equity, is eliminated; (iii) severance benefits are to be recognized directly in results of operations; and (iv) ESPS, including deferred ESPS, is to be presented in the statement of income as ordinary operations. Furthermore, FRS D-3 establishes that the asset and liability method required by FRS D-4 should be used for determining deferred ESPS, stating that any effects arising from the change are to be recognized in retained earnings, with no restatement of prior years’ financial statements.

(c)
FRS D-4 “Tax on earnings”- FRS supersedes Bulletin D-4 and Circulars 53 and 54. The principal considerations established by this FRS are: (i) the balance of the cumulative IT effects resulting from the initial adoption of Bulletin D-4 in 2000 is reclassified to retained earnings; (ii) AT is recognized as a tax credit (benefit), rather than as a tax prepayment; and (iii) the accounting treatment of ESPS incurred and deferred is transferred to FRS D-3, as mentioned in paragraph (b) above.

(d)
FRS B-2 “Statement of cash flows”- FRS supersedes Bulletin B-12 and paragraph 33 of Bulletin B-16. The principal considerations established by this FRS are: (i) the statement of cash flows replaces the statement of changes in financial position; (ii) cash inflows and cash outflows are reported in nominal currency units i.e. the effects of inflation are not included; (iii) two alternative preparation methods (direct and indirect) are established, without stating preference for either method.  Furthermore, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and lastly cash flows from financing activities; (iv) captions of principal items are to be reported gross; and (v) disclosure of the composition of those items considered cash equivalents is required.

Recently issued accounting pronouncements under US GAAP

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. In February 2008, the FASB approved FASB Staff Position FAS 157-2 (“FSP 157-2”) that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP 157-2 did not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. SFAS No. 157 is effective for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually for the Company’s fiscal year beginning February 24, 2008. The Company will defer adoption of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is evaluating the effect the implementation of SFAS No. 157 will have on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS No. 141(R) also requires that all assets, liabilities, contingent considerations and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141(R) requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. SFAS No. 141(R) is effective for the Company’s fiscal year beginning December 15, 2008 on a prospective basis for all business combinations for which the acquisition date is on or after the effective date of SFAS No. 141(R), with the exception of the accounting for adjustments to income tax-related amounts, which is applied to acquisitions that closed prior to the effective date of SFAS No. 141(R). The Company is evaluating the effect the implementation of SFAS No. 141(R) will have on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51.” SFAS No. 160 changes the accounting and reporting for minority interests such that minority interests will be recharacterized as noncontrolling interests and will be required to be reported as a component of equity, and requires that purchases or sales of equity interests that do not result in a change in control be accounted for as equity transactions and, upon a loss of control, requires the interest sold, as well as any interest retained, to be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for the Company’s fiscal year beginning December 15, 2008 with early adoption prohibited. The Company is evaluating the effect the implementation of SFAS No. 160 will have on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. SFAS No. 161 is effective for the Company’s fiscal year beginning November 15, 2008 with early adoption permitted. SFAS No. 161 does not impact the consolidated financial statements and the Company is evaluating the effect the implementation will have on the Notes to Consolidated Financial Statements.

In September 2006, the FASB’s Emerging Issues Task Force reached a consensus on Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (EITF 06-4). EITF 06-4 provides guidance on the accounting for arrangements in which an employer owns and controls the insurance policy and has agreed to share a portion of the cash surrender value and/or death benefit with the employee. This guidance requires an employer to record a postretirement benefit, in accordance with FASB Statement No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions” or APB Opinion No. 12, “Omnibus Opinion-1967, if there is an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period. This guidance is effective for reporting periods beginning after December 15, 2007. The Company is in the process of assessing the impact of adopting EITF 06-4 on its results of operations and financial position; however, the company currently expects that additional liabilities may be required to be recognized upon implementation of the consensus based on the current terms of certain life insurance arrangements with executive officers of the Company.

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

Income taxes, tax on assets, and employee’s statutory profit sharing

Under Mexican GAAP, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

Estimated useful lives of plant, property and equipment

Axtel estimates the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of its costs, amounting in 2007 to Ps. 2,299.6 million, or 21% of its operating costs and expenses.

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

  The Company uses financial derivative instruments in order to manage financial exposures, especially foreign exchange related, and rates related. According to NIF C-10 and FASB-133, allows to account such operations as a hedging operation if it accomplishes certain requirements as effectiveness proves, and to avoid the recording of volatility in derivative instruments fair values in the income statement. The Company accounts the operations with financial derivative instruments with hedging activities into two main classifications: (i) Fair value hedging and (ii) Cash flows hedging.

In spite of last paragraph, the Company has accounted operations with financial derivative instruments under the classification of trade, which fair value have been accounted directly in the income statement. This is due to the fact that some operations did not accomplish some of the requirements in actual norms to be registered under accounting hedge model, even though these operations are hedging activities highly effective.

The Company has financial derivative instruments that are registered as fair value hedge and the accounting register is realized by taking the changes in the fair value and the changes in the fair value of the risk primary position to the results of the year, for their compensation. For the financial derivative instruments registered as cash flow hedging the Company registers in the comprehensive income the change in the fair value of them and at the moment when a profit or loss is realized, is registered at the results of the Company, recycling the comprehensive income.

The ineffectiveness portion of the change in the fair value of a derivative instrument that qualifies as a hedging activity is reported in the income statement.

The Company will discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised. In any of these cases the fair value of the financial instrument is recognized directly in the income statement

Inventory

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

Business Combinations

To account for the acquisition of Avantel, the Company followed guidelines established in FRS B-7 “Business Combinations”, which was effective since January 1, 2005.  The following procedures were followed by Axtel: a) the acquisition was accounted for by the purchase method of accounting; b) the cost of Avantel were allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition; c) an account for identifiable intangible acquired assets was created; and d) the negative goodwill was reduced proportionately from the fixed assets and intangibles acquired, net of taxes.

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

Net resources provided by operating activities was Ps. 3,226.7 million, Ps. 2,532.0 million and Ps. 1,524.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Net resources used in investing activities was Ps. 2,556.4 million, Ps. 8,800.6 million and Ps. 1,825.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.  These cash flows primarily reflect investments in property, systems and equipment of Ps. 2,486.0 million, Ps. 7,854.5 million and Ps. 1,767.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Net resources provided by (used in) financing activities from continuing operations was Ps. (318.6) million, Ps. 5,449.0 million and Ps. 1,725.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Since our inception, we have invested over Ps. 21,968.6 million as we built out our infrastructure.  We expect to make additional investments in future years as we selectively expand our network into other areas of Mexico in order to exploit market opportunities as well as to maintain our existing network and facilities.

Indebtedness

During the twelve-month period ended on December 31, 2006, we incurred in significant new indebtedness to finance the acquisition of Avantel. In addition, in February 2007, we prepaid Ps. 3,383.4 million (US$311.0 million) of the Bridge Loanwith the proceeds of the Senior Note we issue on February 1,2007 due on 2017 . See Item 11  “Quantitative and Qualitative Disclosures About Market Risk”, for hedging transactions related to our indebtedness. The following table summarizes our total debt, currency and interest rate structure as of December 31, 2007.

	Amount	Currency	Interest Rate

2012 Syndicated Term Loan - peso tranche	1,042.4	MXN	Floating rate
2012 Syndicated Term Loan - US dollar tranche	1,197.7	USD	Floating rate
2013 Senior Notes	1,765.8	USD	Fixed rate
2017 Senior Notes	2,988.2	USD	Fixed rate
Avantel - Telmex Capital Lease Obligation	534.3	MXN	Fixed rate
Other Leasings	120.5	MXN and USD	both
Notes Premium and Accrued Interest	108.1	n.a.	n.a.
Total Debt	7,757.0

All financial contracts and indentures governing Company’s indebtedness do not limit the ability of subsidiaries to transfer funds or pay dividends to the Company. The average life of Axtel’s debt is 7 years approximately. The following table summarizes the maturity profile of the Company’s indebtedness as of December 31, 2007:

Year	Million Ps.
2008	159.3
2009	175.0
2010	1,088.9
2011	1,023.7
2012	448.0
2013	1,765.8
2017	2,988.2

OTHERS:
Notes Premium	27.3
Accrued Interest	111.8
Var. Fair Value Swaps	(31.0)
Total Debt as of Dec 31, 2007	7,757.0

 The most relevant financial covenants on existing debt are the following:

 2012 Syndicated Loan

(i)   Net Worth as of the end of any fiscal quarter not less than 80% of the Net Worth as of December 31, 2006,

(ii)  Consolidated EBITDA to interest ratio to be greater than 3.0x as of the end of any fiscal quarter, commencing with the fiscal quarter ending September 30, 2006,

(iii) Consolidated Senior Indebtedness to EBITDA ratio not greater than 3.0x as of the end of any fiscal quarter, commencing with the fiscal quarter ending September 30, 2006.

2013 Senior Notes

(i)  Consolidated Indebtedness to EBITDA ratio not greater than 4.0x as of the end of any fiscal quarter.

 2017 Senior Notes

(i)  Consolidated Indebtedness to EBITDA ratio not greater than 4.0x as of the end of any fiscal quarter.

 As of December 31, 2007, the Company has no material capital expenditures commitments.

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

In 2007, we made significant progress in the integration of Avantel, consolidating our position as the largest fixed-services telecommunications company in Mexico measured by lines in service, revenues, and EBITDA, after the incumbent. Our robust network and comprehensive portfolio of products and services allowed us to continue growing in existing cities and commencing operations in 10 new cities in 2007. We expect to continue growing primarily from customer acquisitions in our current markets as we continue to expand our coverage and capacity in the major metropolitan areas that we currently serve.  We also expect to expand into selected geographies we do not yet serve through organic growth and, possibly, strategic acquisitions or commercial agreements. The Mexican telecommunications industry is highly influenced by various factors, such as: (i) competition in local services, long distance, data, internet, voice over internet protocol, or VoIP, services and video; (ii) ability to attract subscribers; (iii) changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes; (iv) the effects of governmental regulation of the Mexican telecommunications industry; (v) declining rates for long distance traffic; and (vi) other factors described in this Form 20-F.

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

D. Off-balance sheet arrangements.

As of December 31, 2007, the Company maintains the following stand-by letters of credit and performance and surety bonds, that due to their contingency nature, are not reflected in our balance sheet.

Issuer	Type	US Dollars (in Thousands)	Pesos (in Thousands)
Avantel Infraestructura S. de R.L. de C.V	Quality	0.0	2,000.0
	Performance	109.7	0.0
	Performance	0.0	56,731.2
Avantel S. de R.L. de C.V.	Leasing	0.0	4,005.2
	Concession	0.0	2,828.3
	S-By L/C in favor of Telmex	60,000.0	0.0
	Performance	2.9	0.0
	Performance	0.0	64,805.7
Avantel, S.A. A. en P.	Performance	1.3
	Performance		2,812.6
Avantel, S.A.	Performance	0.0	4,020.1
Axtel, S.A.B. de C.V.	Leasing	0.0	1,046.6
	Quality	0.0	1,746.3
	Concession	0.0	1,213.7
	Performance	0.0	26,186.3
Servicios Axtel S.A. de C.V.	Others	0.0	254.9
Instalaciones y Contrataciones S.A. de C.V.	Others	0.0	0.0
TOTAL		60,114.0	167,650.9

E. Tabular disclosure of contractual obligations.

The following table discloses aggregate information about our contractual obligations as of December 31, 2007, and the periods in which payments are due.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	pro forma, payments due by period (US$ in millions)
Debt maturing within one year	14.7	14.7	—	—	—
Long-term debt	689.1	—	115.4	136.2	437.5
Interest payments	360.9	55.3	107.7	85.6	112.3
Operating leases	130.1	23.3	36.3	24.6	45.9
Total contractual cash obligation	1,194.8	93.3	259.4	246.4	595.7

Item 2.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The following table presents information concerning our directors and executive officers as of April 25, 2008:

Officer	Position
Tomás Milmo Santos	Chairman, Director and Chief Executive Officer
Patricio Jiménez Barrera	Chief Financial Officer and Director

Officer	Position
Andres Velázquez Romero(1)	Executive Director - Mass and Business Markets and Alternate Director
Bruno Gustavo Ramos Maza	Executive Director - Strategic Accounts
Ivan Alonso Hernandez	Executive Director - Technology
Alberto de Villasante Herbert(1)	Executive Director - Negotiations, Alliances and Institutional Relations and Alternate Director
Jose Eloy Valerio Treviño	Vice President of Human Resources
Gerardo Gonzalez Villarreal	Audit Director
Federico Gil Chaveznava	General Counsel
Thomas Milmo Zambrano	Director
Alberto Santos de Hoyos	Director
Lorenzo H. Zambrano Treviño	Director
Alberto Garza Santos	Director
Héctor Medina Aguiar	Director
Bernardo Guerra Treviño(2)(3)	Director
Fernando Quiroz Robles(2)(3)	Director
Lawrence H. Guffey(2)(3)	Director
Balbina Milmo Santos(1)	Alternate Director
Francisco Garza Zambrano(1)	Alternate Director
Alberto Santos Boesch(1)	Alternate Director
David Garza Santos(1)	Alternate Director
Ramiro Villarreal Morales(1)	Alternate Director
Mauricio Morales Sada(1)	Alternate Director
Javier Arrigunaga Gomez del Campo(1)	Alternate Director
Benjamin Jenkins(1)	Alternate Director

(1)	The role of alternate director is to perform the role of the primary director if the primary director is not in attendance.

(2)	Independent Directors.

(3)	Member of audit and corporate practices committee.

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

José Eloy Valerio Treviño has held the position of Human Resources Vice President of Axtel since June 2007.  Prior to his present position, Mr. Valerio was Director for Planning of Human Resources & Human Development at Axtel. Mr. Valerio has 26 years of experience in Human Resources and Administration in which he has carried out directive and consultant positions at Telecommunications, Paper and Cellulose, Tourism, Steel-Mechanical, Automotive and Pharmaceutical Industry. He was President of the Human Resources Executives Association (ERIAC) and has been an Advisor for Academic, Governmental and Non-Governmental Organizations.  Mr. Valerio holds a degree in Administration and an M.B.A.

Gerardo Gonzalez Villarreal has held the position of Audit Director in Axtel since March 2000. Prior to his current position, Mr. González held the Comptroller Director position.  Mr. González has over 20 years experience in the audit, tax and accounting field. Prior to joining Axtel, he collaborated with international accounting firms such as Coopers & Lybrand International and DFK International, as well as a member of the Mexican and International DFK Audit Committee, in his capacity  as Chairman in the Mexican accounting firms. Mr. González holds a degree as CPA & BA from Universidad del Norte.

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

Thomas Milmo Zambrano is the father of Tomas and Balbina Milmo Santos and cousin of Lorenzo Zambrano. Alberto Santos de Hoyos is the uncle of Tomas Milmo Santos and of Alberto Garza Santos and the father of Alberto Santos Boesch.

A.  Compensation

For the year ended December 31, 2007, the aggregate compensation, including benefits, we paid to our directors, alternate directors and executive officers for services in all capacities was approximately US$4.4 million.

In 2007, we and our subsidiaries incurred no costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to retirement plans or pension plans.

B. Board Practices

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

C. Employees

For the years ended December 31, 2005, 2006 and 2007, we had  2,940, 5,656 and 6,872 employees, respectively.  All of our employees, except for our executive officers and certain other managers, are members of 3 different labor unions. We believe we have good relationships with our employees and their respective unions.

D. Share Ownership

Information on the ownership of our Share Ownership is given under “Item 7.  Major Shareholders and Related Party Transactions.”

Item 2.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Mexican law limits foreign ownership of those companies, like ours, owning certain telecommunications concessions to 49% of the voting stock of such companies. According to our records, Nacional Financiera, S.N.C, Institución de Banca de Desarrollo, Dirección Fiduciaria, as trustee of the CPO Trust owns 98.9% of the total shares of the Company. However, we have information that the following individuals or corporations directly or indirectly control 5% or more of the CPOs as of the date of this 20-F Report:

Name	Mexican /
Foreign (1)
Tomás Milmo Santos	Mexican

Thomas Milmo Zambrano	Mexican

Alberto Santos de Hoyos	Mexican

Credit Suisse and BBVA (thru 3-year forward agreement with Impra Café S.A. de C.V.)(2)	Foreign

Blackstone Capital Partners III Merchant Banking Fund, L.P.	Foreign

Telecomunicaciones Holding Mx, S. de R.L. de C.V. (afiliada de Citigroup, Inc.)	Foreign

(1)
Foreign holders must hold their Series B shares beneficially through CPOs or American Depositary Shares and pursuant to the provisions of the CPOs and American Depositary Shares have limited voting rights.

(2)	Information including 3-year forward agreement between Impra Café .S.A. de C.V and Credit Suisse and BBVA on March 31, 2008.

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

TelHolding Agreement

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

Other Transactions

•
In March and May 2000, we and Gemini, S.A. de C.V. (a company controlled by Alberto Garza Santos, one of our shareholders) entered into lease agreements for the lease of land and property on which our corporate offices and a switch are located. For the period beginning January 1, 2002 and through December 31, 2007, we paid Gemini approximately US$12.1 million in rental payments under these leases.

•
In August 2002, we and Neoris de México, S.A. de C.V. (a consulting firm indirectly controlled by an affiliate of Impra Café, S.A. de C.V., one of our shareholders) entered into a professional services agreement for the provision of technical assistance to us with respect to a customer care platform. For the period beginning August 1, 2002 and through December 31, 2003, we paid Neoris approximately US$0.2 million in fees for services In 2007, we paid an aggregate amount of US$0.2 million in service fees.

•
In April 2002, we and Instalaciones y Desconexiones Especializadas, S.A. de C.V. (a company controlled by the son of Alberto Santos de Hoyos, one of our shareholders) entered into a services agreement for the provision of installation services with regard to customer premise equipment. For the period beginning April 1, 2002 and through December 31, 2007, we paid them approximately US$3.0 million in fees for services.

•
We and Operadora de Parques y Servicios. S.A. de C.V. (a company controlled by the son of Alberto Santos de Hoyos, one of our shareholders) entered into a service agreement dated February 16, 2005, for the marketing and advertising of Axtel inside a theme park. For the period beginning January 1, 2002 and through December 31, 2007, we paid them approximately US$1.1 million in related fees.

•
Fundacion Axtel A.C., a non-profit charity, was founded in 2005 to promote provide assistance in the communities where we operate. Among others, Tomas Milmo Santos and Patricio Jimenez serve as Directors in Fundacion Axtel.  For the twelve-month period ended December 31, 2007, we contributed US$1.6 million to Fundacion Axtel.

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

C. Interests of Experts and Counsel

Not applicable.

Item 3.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18.  Financial Statements.”

B. Significant Changes

Not applicable.

Item 4.	THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Not applicable.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 5.	ADDITIONAL INFORMATION

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

Our corporate domicile is San Pedro Garza García, Nuevo León, Mexico, and our headquarters are located at Blvd. Gustavo Díaz Ordaz Km. 3.33, Colonia Unidad San Pedro, 66215, San Pedro Garza García, Nuevo León.

Our corporate purpose is to install, operate and exploit a public telecommunications network for the provision of telephony, internet and other value added telecommunication services to the public, using primarily fixed wireless technology, and/or use, utilize and exploit frequency bands of the radioelectric spectrum.

Board of Directors

Pursuant to our bylaws (estatutos) and Mexican law, management is entrusted to a Board of Directors and a Chief Executive Officer. According to Mexican law and our bylaws, our Board of Directors shall be composed of a maximum of 21 regular members and their respective alternate directors, as approved by a shareholders meeting. At least 25% of the members of the Board of Directors must be independent pursuant to the new Mexican Securities Market Law. Our Board of Directors currently is comprised of ten regular members and ten alternate directors. Pursuant to our bylaws and Mexican law, the members of the Board of Directors remain in office for thirty days after their resignation or conclusion of the term to which they were appointed unless replaced; the Board of Directors may appoint provisional members.

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

Since we are a variable capital corporation, our capital stock must have a fixed portion and may have a variable portion. As of the date of this form, our outstanding capital consists of 8,769,353,223 shares representing only fixed capital.  Neither our subsidiaries nor we may own our shares although there are limited instances in which we can repurchase our shares.  See “—Share Repurchases” below.

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

A. Material Contracts

 Exhibit 4.16 - acquisition of Avantel,

Exhibit 4.17 - Avantel and Telmex Agreements,

Exhibit 4.18 - Bridge Credit Agreement, and

Exhibit 4.19 - Term Loan Agreement.

B. Exchange Controls

There are currently no exchange controls in Mexico.

C. Taxation

Income tax rate in Mexico is 28%.  Mexican regulations allow companies to deduct tax losses against income tax, potentially reducing tax payments. All interest payments we make under the senior notes, the bridge loan, the syndicated term loan and all other existing indebtedness with a foreign counterpart, are made free and clear of and without deduction or withholding taxes.

D. Dividends and Paying Agents

Not applicable.

E. Statement by Experts

Not applicable.

F. Documents on Display

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

G. Subsidiary Information

Not applicable.

Item 2.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company and its subsidiaries are exposed, by their normal business relations, to some financial risks denominated as rate risks and currency exchange rate risks, principally. To mitigate the exposure to those risks the Company and its subsidiaries use financial derivative instruments.

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

In the operations with financial derivative instruments that are registered as hedging activities we establish a hedging program, in which the Company and its subsidiaries formally establish the objective of the hedging, the strategy of administration of risks, the instrument of hedging, or the transaction covered, the nature of the risk that its being hedged, how the effectiveness of the financial instrument will be proved to compensate the risk covered and the methodology to measure the effectiveness of hedging.

The Company and its subsidiaries realize proves of effectiveness, prospective and retrospective, to watch in every moment that the relations of hedging keep a high effectiveness according to accounting standards. At the moment that ineffectiveness is detected the Company will register that amount in the results as part of the CFR.

 Financial derivative instruments registered with hedging purposes

According to the accounting models for hedging activities that are permitted by financial standards, the dimension, risks and estimated impact in balance sheet or income statement of the following financial derivative instruments are presented below. Contrarily to financial instruments with trading purposes, the derivatives with hedging purpose will not generate volatility in the income statement, as long as they accomplish in all the term, with the requirements of the financial standards to keep the classification of hedging activities:

Fair value hedge

a)
On March 22, 2007, the Company contracted a CCS (Currency Swap) to cover the risk of exchange rate generated by the syndicated term loan for U.S. $110.2 million in which the Company will receive payments of 3 month Libor plus 150 basis points over U.S. $110.2 million notional and will pay a monthly rate of TIIE 28 days plus 135 basis points over Ps. 1,215,508 notional which includes the amortizations of principal. This transaction is under the fair value hedge accounting model.

	Currencies		Interest Rates
Maturity date	Notional amount (USD)	Notional amount (MXP)	Axtel receives	Axtel pays	Estimated fair value

February 29, 2012	U.S. $ 110.23	Ps. 1,216	Libor + 1.5	TIIE +1.35	U.S. $(2.4)

For the year ended December 31, 2007 the change in the fair value of the hedging activity of the syndicated term loan resulted in an unrealized loss amount of U.S.$3.1 million recognized in the comprehensive financial result, compensated by the change in the fair value of the debt valuated at December 31, 2007 in U.S.$2.9 million.

Cash flow hedge

a)
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

b)
Derived from the reopening of the issuance on March 2005 for U.S. $75 million and as a complement of the hedge strategy mentioned above, on June 6, 2005, the Company entered into a new derivative a Ps-USD CCS. The purpose of this agreement was to hedge the remaining portion of its U.S. dollar foreign exchange exposure resulting from the first issuance, and the totality of its U.S. $75 million issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps.1,480,356 (nominal value) at annual rate of 12.26%.

c)
On February 3, 2007, the Company entered into a new derivative IOS (“Interest Only Swap”). The purpose of this agreement was to hedge the debt service from its new U.S. dollar bond issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $275 million at a fixed annual rate of 7.625%, and the Company will make semiannual payments calculated based on the aggregate of Ps.3,038,750 (nominal value) at a fixed annual rate of 8.54%.

As of December 31, 2007, the CCS information is as follows:

(Amounts in charts are expressed in millions)

	Currencies		Interest Rates
Maturity date	Notional amount (USD)	Notional amount (nominal value) (MXP)	Axtel receives (USD)	Axtel pays (MXP)	Estimated Fair Value
Dec 15, 2008	U.S. $ 113.75	Ps. 1,270	11.00%	12.30%	U.S.$ (1.6)
Dec 15, 2008	U.S. $ 136.25	Ps. 1,480	11.00%	12.26%	U.S.$ (1.5)
Feb 1, 2012	U.S. $ 275.00	Ps. 3,039	7.86%	8.54%	U.S.$ (4.2)

For the year ended December 31, 2007, the change in the fair value of these CCS is an unrealized loss amount of U.S. $1.7 million. This gain was recognized within the other comprehensive income section of equity, net of deferred taxes.

Derivatives registered as trading

The Company does not enter into any financial derivative instrument with any other purpose but hedging.  The Company does not speculate using financial instruments.

However, the Company redeemed 35% of the issuance of U.S. $250 million derived from the issuances of debt of December, 2003 and March, 2005. In the face of this situation and originated by the closing of Swaps described in sections a) and b) from the paragraph “Cash flow hedges”, the Company stayed with an “over-hedge” in these derivatives therefore it decided to cover this excess of hedge with an inverse operation, having the volatility of this portion being registered in the CFR. This operation is a CCSS (Currency Swap), in this transaction the Company receives 12.26% over a notional amount of Ps. 950.7 million and pays 11% over the notional amount of U.S. $87.5 million. According to the financial reporting standards this Swap does not comply with the requirements to be registered as a risk hedge; however it is considered as an economic hedge by the Company. The CCS information is as follows:

(Amounts in charts are expressed in millions)

	Currencies		Interest Rates
Maturity date	Notional amount (USD)	Notional amount (MXP)	Axtel receives (USD)	Axtel pays (MXP)	Estimated fair value

December 15, 2008	U.S. $ 87.50	Ps. 950.7	12.26%	11.0%	U.S. $0.9

For the year ended December 31, 2007 the added value of U.S. $1.0 million of this operation was registered in the comprehensive financial result.

 Embedded derivatives

The Company has conducted an initiative to identify, analyze and segregate if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics within financial or non financial agreements. These instruments are commonly known as embedded derivatives and do follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company identified and recognized an amount of Ps. 1,261 from embedded derivatives effects during 2007 in the accounting records..

Item 3.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

We maintain a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in report that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision and with the participation of the Company´s management of the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the rules promulgated under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report. However, under the supervision and with the participation of our management, including our Chief Executive Officer and principal financial and accounting officers, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The evaluation included a review of the documentation of controls, evaluation of the design effectiveness of controls, and testing of the operating effectiveness of controls.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on this evaluation, our management concluded that internal control over financial reporting was effective as of December 31, 2007.

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

KPMG Cardenas Dosal S.C. (“KPMG”) served as our auditors for the years ended December 31, 2007 and 2006.  The following table sets forth the fees paid to KPMG for the financial years ended December 31, 2007 and 2006.

		Year ended December 31
		2007		2006
		(in millions of nominal pesos)		(in millions of nominal pesos)

Audit Fees (1)	Ps.	5.9	Ps.	4.5
Tax Fees (2)		0.5		0.2
All Other Fees (3)(4)		1.3		1.4
Total Fees		7.7		6.1
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

The audit committee selects the company’s auditor on an annual basis. The auditor presents a detail business plan which is reviewed and agreed by the company, and occasionally complemented with additional activities requested by the management or the Board of Directors. Every year, the company performs an evaluation of the auditors’ prestige, experience, fairness, position among the top 4 auditing firms and the economic proposal is within market standards, among others.  Once the company has made this evaluation and agreed on the auditors business plan, the management recommends the auditing firm to the audit committee.

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
1.1
Corporate By-laws (Estatutos Sociales) of Axtel, S.A. de C.V. (“Axtel”),  together with an English translation (incorporated herein by reference to Exhibit 3.1 of our Registration Statement on Form F-4, File No. 333-114196).

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

4.16	Summary of Avantel acquisition documents (Master Agreement, Asset Purchase Agreement, Partnership Interest Purchase Agreement).
4.17
Summary of Avantel agreement entered into with Telmex and Telnor (Long Distance Interconnection Agreement, Agreement for 800 numbers access toll free service, Local Interconnection Agreement, Settlement Agreement, Capacity Lease Agreement).

4.18	Bridge Credit Agreement entered into with Credit Suisse, Cayman Islands Branch, acting as the Administrative Agent, various financial institutions and Axtel on November 30, 2006
4.19
Term Loan Agreement entered into with Citibank, N.A. as the Administrative Agent and Banco Nacional de México, S.A. Integrante del Grupo Financiero Banamex, as the Peso Agent, various Financial Institutions, and Axtel on November 30, 2006.

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

Axtel, S.A.B. de C.V. /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer
April 25, 2008

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2007
(With comparative figures for 2006 and 2005)
(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Axtel, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Axtel, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity, and changes in financial position for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Axtel, S.A.B. de C.V. and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations, the changes in their stockholders’ equity and the changes in their financial position for each of the years in the three-year period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles information relating to the nature and effect of such differences is presented in note 25 to the consolidated financial statements.

KPMG Cárdenas Dosal, S.C.

 Leandro Castillo Parada

Monterrey, N,L., México
February 25, 2008, except for note 24
which is as of April 23, 2008 and note 25
which is as of April 29, 2008

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Balance Sheets
 (Thousands pesos of constant purchasing power as of December 31, 2007)

		December 31,
Assets		2007	2006

Current assets:
Cash and cash equivalents	Ps.	1,573,877	1,222,145
Accounts receivable (note 7)		1,822,349	1,660,560
Refundable taxes and other accounts receivable		113,148	252,662
Prepaid expenses		45,657	43,862
Inventories (note 10)		167,889	103,070

Total current assets		3,722,920	3,282,299

Long-term accounts receivable		18,254	20,686
Property, systems and equipment, net (notes 11 and 16)		13,679,871	14,036,601
Intangible assets (note 14)		1,058,204	1,422,814
Pre-operating expenses, net (note 12)		111,897	159,591
Deferred income taxes (note 19)		936,089	620,877
Deferred employee's profit sharing (note 19)		14,180	27,774
Investment in shares of associated company (note 13)		15,249	14,127
Other assets, net (note 15)		274,013	309,207

Total assets	Ps.	19,830,677	19,893,976

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	Ps.	1,848,934	1,919,175
Accrued interest		111,849	16,446
Taxes payable		136,556	62,624
Current maturities of long-term debt (note 16)		160,163	163,207
Other accounts payable (note 17)		394,006	511,205
Deferred revenue (note 9)		583,052	614,551
Derivative financial instruments (note 8)		93,861	68,541

Total current liabilities		3,328,421	3,355,749

Long-term debt, excluding current maturities (note 16)		7,484,955	8,294,282
Other long-term accounts payable		6,215	3,014
Severance, seniority premiums and other post retirements benefits (note 18)		57,514	85,506
Deferred revenue (note 9)		203,226	271,103

Total liabilities		11,080,331	12,009,654

Stockholders’ equity (note 20):
Common stock		8,870,062	8,677,782
Additional paid-in capital		741,671	547,131
Deficit		(949,610)	(1,440,606)
Cumulative deferred income tax effect		132,168	132,168
Change in the fair value of derivative instruments (note 8)		(43,945)	(32,153)

Total stockholders’ equity		8,750,346	7,884,322

Commitments and contingencies (note 22)

Total liabilities and stockholders’ equity	Ps.	19,830,677	19,893,976

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Statements of Operations
For the years ended December 31, 2007, 2006 and 2005
(Thousands pesos of constant purchasing power as of December 31, 2007)

		Years ended December 31,
		2007	2006	2005
Telephone services and related revenues (note 21)	Ps.	12,190,610	6,675,712	5,362,393

Operating costs and expenses:
Cost of revenues and services		(4,504,713)	(2,104,361)	(1,673,995)
Selling and administrative expenses		(3,601,427)	(2,260,105)	(1,821,849)
Depreciation and amortization		(2,690,687)	(1,560,054)	(1,220,253)

		(10,796,827)	(5,924,520)	(4,716,097)

Operating income		1,393,783	751,192	646,296

Comprehensive financing result:
Interest expense		(925,049)	(482,735)	(411,207)
Interest income		134,441	92,135	61,275
Foreign exchange gain, net		972	23,700	112,129
Change in the fair value of derivative instruments		19,942	(24,808)	-
Monetary position gain		268,797	11,467	58,733

Comprehensive financing result, net		(500,897)	(380,241)	(179,070)

Employee’s profit sharing (note 19)		(6,088)	(1,570)	-
Deferred employee’s profit sharing (note 19)		(13,594)	4,699	-
Other (expenses) income, net		(438)	(35,770)	7,735

Other (expenses) income, net		(20,120)	(32,641)	7.735

Income before income taxes and equity in results of associated company		872,766	338,310	474,961

Income tax expense (note 19)		(98,819)	(4,894)	-
Deferred tax expense (note 19)		(284,381)	(112,656)	(167,881)
Total income tax expense		(383,200)	(117,550)	(167,881)

Equity in earnings of associated company (note 13)		1,430	1,652	-

Net income	Ps.	490,996	222,412	307,080

Weighted average common shares outstanding		8,754,493,119	8,522,810,598	8,522,810,598

Basic and diluted earnings per share (pesos)	Ps.	0.06	0.03	0.04

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2007, 2006 and 2005
(Thousands pesos of constant purchasing power as of December 31, 2007)

		Years ended December 31,
		2007	2006	2005
Operating activities:
Net income	Ps.	490,996	222,412	307,080
Add charges (deduct credits) to operations not requiring (providing) resources:
Depreciation		2,299,574	1,413,288	1,098,350
Amortization		391,113	146,766	121,903
Accrual for seniority premiums and severance payments		11,324	12,474	8,233
Deferred income tax and employee’s profit sharing		297,975	107,957	167,881
Equity in earnings of associated company		(1,430)	(1,652)	-

Resources provided by operations		3,489,552	1,901,245	1,703,447

(Investment in) net financing from operations		(262,804)	630,851	(179,342)

Resources provided by operating activities		3,226,748	2,532,096	1,524,105

Financing activities:
Increase in common stock		192,280	-	751,832
Additional paid-in capital		194,540	(9,804)	400,108
(Payments) proceeds from loans, net		(812,371)	5,409,926	612,213
Restricted cash		-	37,225	(37,225)
Accrued interest		95,403	2,680	1,633
Other accounts payable		11,523	8,986	(3,485)

Resources (used in) provided by financing activities		(318,625)	5,449,013	1,725,076

Investing activities:
Acquisition and construction of property, systems and equipment, net		(2,486,093)	(7,854,529)	(1,767,092)
Pre-operating expenses		-	(13,991)	(11,049)
Investment in shares of associated company		-	(12,474)	-
Intangible assets		-	(752,082)	-
Other assets		(70,298)	(167,551)	(47,687)

Resources used in investing activities		(2,556,391)	(8,800,627)	(1,825,828)

Increase (decrease) in cash and cash equivalents		351,732	(819,518)	1,423,353

Cash and cash equivalents at beginning of year		1,222,145	2,041,663	618,310

Cash and cash equivalents at end of year	Ps.	1,573,877	1,222,145	2,041,663

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2007, 2006 and 2005
(Thousands pesos of constant purchasing power as of December 31, 2007)

		Common stock	Additional paid-in capital	Deficit	Cumulative deferred income tax effect	Change in the fair value of derivative instruments	Total stockholders’ equity

Balances as of December 31, 2004	Ps.	7,925,950	156,827	(1,970,098)	132,168	(333)	6,244,514

Issuance of common stock (note 20a)		751,832	400,108	-	-	-	1,151,940

Comprehensive income (note 20c)		-	-	307,080	-	(62,428)	244,652

Balances as of December 31, 2005		8,677,782	556,935	(1,663,018)	132,168	(62,761)	7,641,106

Issuance costs		-	(9,804)	-	-	-	(9,804)

Comprehensive income (note 20c)		-	-	222,412	-	30,608	253,020

Balances as of December 31, 2006		8,677,782	547,131	(1,440,606)	132,168	(32,153)	7,884,322

Issuance of common stock (note 20a)		192,280	194,540	-	-	-	386,820

Comprehensive income (note 20c)		-	-	490,996	-	(11,792)	479,204

Balances as of December 31, 2007	Ps.	8,870,062	741,671	(949,610)	132,168	(43,945)	8,750,346

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(1)	Basis of presentation

On February 25, 2008, the Administration of the Company authorized the issuance of the accompanying consolidated financial statements and related footnotes.

According to Mexican General Corporation Law and the Company statutes, the stockholders’ have the right to change the financial statements after their issuance. The accompanying financial statements will have to be approved at the next Stockholders’ Meeting.

The accompanying consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (FRS).

(2)	Organization, description of business and salient events

Axtel, S.A.B. de C.V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company’s activity, a concession is required (see note 22e).  In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint radio links, WiMAX, fiber optic and copper technology, which are used depending on the communication needs of the clients.

On August 31, 2007, the stockholders’ approved a three-for-one stock split (the split). The split became effective on October 8, 2007. The proportional equity interest participation of existing stockholders did not change as a result of the split. For comparison purposes, the number of shares in note 20 have been adjusted for the effects of the split for all periods presented.

On February 2, 2007, the Company issued U.S. $275 million of 10-year unsecured senior notes. This issuance matures on February 1, 2017. The interest will be payable semiannually and the senior notes bear interest at 7 5/8 % beginning on August 1, 2007. The proceeds of this issuance were used to prepay the bridge financing related to the December 2006 acquisition of Avantel (see note 16).

As described in note 20, on January 4, 2007 Telecomunicaciones Holding Mx, S. de R.L. de C.V. (“Tel Holding”) subscribed and paid 246,453,963 Series B shares (represented by 35,207,709 CPOs) through the Instituto Nacional de Valores (“INDEVAL”), in relation to the subscription agreement.

As described in note 5, on November 27, 2006 the Company signed an agreement with Banco Nacional de Mexico, S.A. (“Banamex”) and Tel Holding to acquire all the assets and shares of Avantel Infraestructura, S. de R.L. de C.V. and Avantel, S. de R.L. de C.V. therefore the results of operations have been included in the Company’s consolidated statement of operations since December 1, 2006.  As described in note 16 the acquisition transaction was financed through various loans amounting to approximately U.S. $515 million.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

On February 22, 2006 the Company redeemed U.S. $87,500,000 aggregate principal amount of its 11% senior notes due 2013, or 35% of the U.S. $250,000,000 original aggregate principal amount of the notes. The redemption was made at a price of 111% of the principal amount of the notes, plus accrued and unpaid interest through the redemption date. The premium paid on this transaction amounted to approximately U.S. $9.6 million, and is included in the statement of operations as part of the comprehensive financing result.  In relation with this transaction, deferred financing cost amounting to Ps. 28,441 were amortized.

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

The accompanying consolidated financial statements have been prepared in accordance with Financial Reporting Standards in Mexico (FRS), which include the recognition of the effects of inflation on the financial information, and are expressed in thousands of Mexican pesos at the constant purchasing power of December 31, 2007 based upon the National Consumer Price Index (NCPI) published by Banco de Mexico.  The indexes used in recognizing the effects of inflation were as follows:

	NCPI	Inflation %

December 2007	459.101	3.76
December 2006	442.468	4.05
December 2005	425.232	3.30

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(c)	Principles of consolidation

The consolidated financial statements include the financial statements of Axtel and the subsidiaries mentioned below. All accounts and intercompany transactions have been eliminated in the preparation of the consolidated financial statements. The consolidation was made based on audited financial statements of each of the subsidiaries, which were prepared in accordance with FRS.

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

Cash equivalents of Ps. 1,390,858 and Ps. 948,961 at December 31, 2007 and 2006, respectively, consist of overnight repurchase agreements and certificates of deposit with an initial term of less than three months.  Cash equivalents are carried at the lower of acquisition cost plus accrued interest as of the most recent balance sheet date or net estimated realizable value. Interest and foreign currency exchange fluctuation are included in the statements of operations as part of the comprehensive financing result.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

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

Starting January 1, 2007, the acquisitions of assets in period of construction or installation include the corresponding comprehensive financing result as part of the assets value.

Comprehensive financing results incurred up to June 1999 during construction or installation periods were capitalized as part of the cost of the assets that were acquired during the pre-operating stage. Since that date, comprehensive financing results have been recognized as part of the results of the year in which they are incurred.

Depreciation of property, systems and equipment is calculated using the straight-line method, based on useful lives estimated by management.  Useful lives are described in note 11.

Leasehold improvements are amortized over the shorter of the useful life of the improvement or the lease term.

Maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments are expensed as incurred and charged principally to selling and administrative expenses.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(i)	Telephone concession rights

Telephone concession rights that are included within intangible assets, are restated by NCPI factors and amortized under the straight-line method over a period of 20 to 30 years (the initial term of the concession rights). Avantel’s telephone concession rights are amortized over the remaining term of life.

(j)	Pre-operating expenses

Pre-operating expenses include administrative services, technological advice and comprehensive financing results incurred through June 1999 and also the expenses incurred during 2000, 2004, 2005 and 2006 in opening offices in other cities throughout the country. These expenses were capitalized, and restated by NCPI factors and are amortized under the straight-line method over a period of 10 years (see note 12).

(k)	Other and intangible assets

Other assets mainly include costs related to Telmex / Telnor infrastructure costs and notes issuance costs.  Other assets also include guarantee deposits and, beginning 2005, the intangible asset related to the labor obligations (see note 15). These assets are restated by NCPI factors and amortized on a straight-line basis.

As a consequence of the acquisition of Avantel and based upon calculations prepared by an independent expert appraiser, the Company recognized intangible assets as follows: trade name, customer relationships and concession rights (see note 14).

(l)	Seniority premiums, severance payments and post employment benefits

Seniority premium benefits, and, beginning 2005, severance compensation for reasons other than restructuring, to which employees are entitled in accordance with the Federal Labor Law are charged to expense based on actuarial computations of the present value of this obligation. Amortization of prior service costs is based on the estimated average service lives of existing personnel. As of December 31, 2007, the average service life of employees entitled to plan benefits approximates 16 years.

(m)	Derivative financial instruments

The Company accounts for derivatives and hedging activities in accordance with Bulletin C-10 for Mexican GAAP and FASB Statement No. 133, for US GAAP, “Accounting for Derivate Instruments and Certain Hedging Activities,” as amended (FAS 133), which require that all derivative instruments be recorded on the balance sheet date at their respective fair values, including those derivatives embedded in financial or non financial contractual agreements.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

The Company uses financial derivative instruments in order to manage financial exposures, especially risks associated with foreign currency and interest rates. In accordance with  Bulletin C-10 and FAS 133, the Company may apply hedge accounting to such instruments if it meets certain requirements and assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. The Company accounts for the financial derivative instruments designated as hedging activities into two main classifications: (i) Fair value hedging and (ii) Cash flows hedging.

In addition, the Company has accounted for certain financial derivative instruments under the classification of trade, that did not meet the requirements for hedge accounting at fair value in the balance sheet with changes in fair value recognized directly in the income statement, even though these instruments are highly effective.

For financial derivative instruments that are designated as fair value hedges, the changes in the fair value of those instruments and the changes in the fair value of the hedged item are recorded in the income statement. Changes in the fair value of  financial derivative instruments that are highly effective and that are designated and qualify  as cash flow hedges are recorded in comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability of the designated hedged item.

The ineffectiveness portion of the change in the fair value of a derivative instrument that qualifies as a hedge is reported in the income statement.

The Company will discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised. In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in the fair value of the financial instrument directly in the income statement. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in comprehensive income (see note 8).

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

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

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

This amount represents the cumulative effects of deferred taxes as of the date of adoption of the FRS D-4.

(r)	Comprehensive financing result (CFR)

The CFR includes interest income and expense, foreign exchange gain and loss, the monetary position gain and valuation effects of financial instruments, less the amounts capitalized, as part of property, systems and equipment and pre-operating expenses.

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

(s)	Revenue recognition

The Company’s revenues are recognized when the service has been provided and the collection for such service is reasonably assured, as follows:

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

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

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

•	Equipment. At the moment of selling the equipment and when the customer acquires the property of the equipment and assumed all risks.

•	Integrated services. At the moment when the client receives the service.

Other costs and expenses related to sales and marketing, costs of leasing land related to our operations and maintenance of the network, billing, payment processing, operator services and our leasing of private circuit links are recorded as incurred.

(t)	Business and risk concentration

The Company rendered services to one client that represents approximately 11%, 16% and 17% of total net rental, installation, service and other revenues during 2007, 2006 and 2005, respectively. The Company provides an allowance for doubtful accounts based on management’s analyses and estimations. The allowance expense is included as selling and administrative expenses in the consolidated statement of operations.

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

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(w)	Segment information

The Company believes that it operates in one business segment.  Management does view the business as consisting of two revenues streams (Mass market and Business Market); however it is not possible to attribute direct or indirect costs to the individual streams other than selling expenses.

(4)	Accounting changes

The FRS B-3, Statement of Income, issued by the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) became effective beginning January 1, 2007. Accordingly, the accompanying statement of income for 2006, has  been modified for reporting as provided under this FRS, which together with the Interpretation of Financial Reporting Standards (INIF) 4, modified the general rules for the presentation and structure of the statement of income,  eliminating the special and extraordinary items classifications, and requiring that the employee statutory profit sharing be reported under other expenses and income, rather than being presented in a line following tax on earnings, and additionally requiring that income, costs and expenses be classified as follows:

i)	Ordinary – Those related to the entity’s line of business, i.e., those arising from or inherent to its primary activities, representing the principal sources of revenue, whether frequent or not.

ii)	Non-ordinary – Those arising from activities which do not represent the entity’s principal sources of revenue, which are generally infrequent.

In addition, this FRS requires that ordinary costs and expenses be classified based on their nature, function, or a combination of both.  Since the Company is a service entity, ordinary costs and expenses are classified in order to present a clearer understanding of the financial information.

FRS D-6, “Capitalization of the Comprehensive Financial Results (CFR)”, issued by the CINIF, became effective for the fiscal year beginning January 1, 2007.  This FRS establishes the requirement to capitalize CFR attributable to certain assets having an extended acquisition period prior to being put into use.  The effects of adopting this FRS are disclosed in note 11.

(5)	Acquisition of Avantel

On November 27, 2006, the Company signed an agreement with Banamex, and Tel Holding, former controlling stockholders of Avantel, to purchase substantially all of the assets of Avantel Infraestructura, S. de R.L. de C.V. (‘‘Avantel Infraestructura’’) for U.S. $485 million. The Company also agreed to purchase the equity interests of Avantel Infraestructura and Avantel, S. de R.L. de C.V. (‘‘Avantel Concesionaria,’’ both companies together being referred to as ‘‘Avantel’’) and each of Avantel’s

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

subsidiaries for U.S. $31 million. After obtaining all required approvals from AXTEL’s stockholders and government regulators, the Company  completed the acquisition on December 4, 2006. The operating results of Avantel are included in the consolidated financial statements of the Company from the date of purchase.

(a)	Description of Avantel

Avantel Concesionaria and Avantel Infraestructura are affiliated companies and participate in a joint venture. Through this vehicle, the companies offer services of local telephony, domestic and international long distance and data services in Mexico.

Avantel provides telecommunication services to business, government and residential customers in Mexico. Avantel is Mexico’s second largest provider of domestic and international long distance telephone services based on revenues and, recently, has increased its participation in the Internet and data transmission markets. Avantel operates a fiber optic network of approximately 7,700 kilometers that reaches over 200 cities in Mexico.

Avantel is one of the leading providers of Internet-Protocol (IP) solutions in Mexico. Avantel’s IP solutions are especially tailored to meet the diverse needs of companies of all sizes and sectors, and their scope ranges from intelligent voice and data transmission to virtual private networks, or VPN´s, integrated telecommunications packages and managed services.

(b)	Transaction objective

The main objective of the transaction is to create an added value for the stockholders of the Company through the projected benefits of synergies, more strength by increasing the size of the Company, more presence on nation wide coverage and more efficiency for the expansion in new cities, among others, which will traduce in an increase of our competitive advantages that Axtel keeps against its actual and future competitors.

(c)	Purchase price allocation

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date. The acquisition cost of Avantel was approximately U.S. $520 million (Ps. 5,928,967). This amount includes certain costs and expenses associated with the transaction, such as financial advisory costs, lawyers, independent experts of valuation, among others.

After the recognition of the effects of FRS B-7, an excess in the value of the net assets acquired over the cost of the transaction was recognized of approximately Ps. 1,157,926, and following the rules of the FRS B-7, the excess was proportionally applied to reduce the property, systems and equipment and intangible assets.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

As of November 30, 2007, the effect of the assets acquired and liabilities assumed after the adjustments made during 2007 are as follows:

Balance Sheet:		Preliminary Value	Adjustments	Definitive Value

Current assets	Ps.	1,242,121	-	1,242,121
Property, systems and equipments, net		6,568,961	(597,333)	5,971,628
Intangible assets		831,100	(122,870)	708,230
Deferred income tax		748,093	595,007	1,343,100
Others		84,604	-	84,604

Total of assets acquired		9,474,879	(125,196)	9,349,683

Current liabilities		2,455,832	(107,687)	2,348,145
Long term liabilities		867,201	(17,509)	849,692

Total of liabilities assumed		3,323,033	(125,196)	3,179,837

Net assets acquired	Ps.	6,151,846	-	6,151,846

As of December 31, 2006 the revenues and costs of Avantel that were included in the consolidated financial statements amounted to Ps. 689,835 and Ps. 567,793, respectively.

The main adjustments are detailed as follows:
•
Property, systems and equipment: The additional adjustments during the period were related with the final appraisal realized by independent experts, cancellation of systems that will not be used anymore and will be replaced by systems of Axtel and the effects of the of negative goodwill.

•	Intangible assets: The additional adjustments during the period were related with the final appraisal realized by independent experts and the effects of the negative goodwill.

•
Deferred income taxes: The adjustments were related mainly to the cancellation of reserves of tax loss carryforwards from Avantel subsidiaries for better results than they were expected in 2006, and the effect derived from the other adjustments mentioned above.

•
Current liabilities: These adjustments correspond to the elimination of the accrual created in connection to the early termination of links leased by Avantel. The terminated contracts did not have any cost associated.

•	Long-term liabilities: This adjustment corresponds to the cancellation of the pension plan as mentioned in note 18.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(d)	Pro forma financial information

We derived the summary unaudited pro forma financial information from our consolidated financial statements of Axtel, S.A.B. de C.V. and Subsidiaries and the combined financial statements of Avantel Infraestructura, S. de R.L. de C.V. and Subsidiaries and Avantel, S. de R.L. de C.V. adjusted to give effects to the purchase method of accounting for the acquisition described above and the results of operations as through the combination had been completed at the beginning of 2005 and 2006.

The Company provides the unaudited pro forma financial information for informational purposes only. They do not purport to indicate the operating results or financial position that would have been achieved if the acquisition had occurred on the assumed dates, nor do they purport to indicate our future operating results or financial position.

The unaudited consolidated pro forma financial information is as follows:

		Years ended December 31:
		2006	2005
		(Unaudited)	(Unaudited)

Revenues	Ps.	12,202,687	11,701,269
Costs of revenues and services		(4,917,435)	(4,873,823)
Selling and administrative expenses		(3,782,407)	(3,931,166)
Depreciation and amortization		(2,676,745)	(2,513,591)
Operating income		826,100	382,687
Net income (loss)		10,527	(113,052)
Earnings (loss) per share		0.00	(0.04)

(6)	Foreign currency exposure

Monetary assets and liabilities denominated in dollars as of December 31, 2007 and 2006 are as follows:

	(Thousands of dollars)
	2007	2006

Current assets	125,138	120,606
Current liabilities	(82,750)	(85,125)
Long-term liabilities	(552,826)	(587,343)
Foreign currency liability position, net	(510,438)	(551,862)

The U.S. dollar exchange rates as of December 31, 2007 and 2006 were Ps. 10.86 and Ps. 10.88, respectively.  As of February 25, 2008, the exchange rate was Ps. 10.80 to $1.

As of December 31, 2007, the Company had foreign exchange derivative instruments (see note 8).

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

As of December 31, 2007 and 2006, the Company had the following non-monetary assets of foreign origin, the replacement cost of which may only be determined in dollars:

	(Thousands of dollars)
	2007	2006

Inventories	11,602	4,154
Systems and equipment, gross	1,172,351	1,164,437

	1,183,953	1,168,591

Following is a summary for the years ended December 31, 2007, 2006 and 2005, of transactions carried out with foreign entities, excluding imports and exports of systems and equipment:

	(Thousands of dollars)
	2007	2006	2005

Telephone services	79,996	7,505	-
Interest expense	61,493	34,569	30,869
Commissions	6	21	223
Administrative and technical advisory services	4,107	1,336	1,311
Cost of services	1,115	591	-

	146,717	44,022	32,403

(7)	Accounts receivable

Accounts receivable consist of the following:

		2007	2006

Trade	Ps.	3,188,094	2,880,468

Less allowance for doubtful accounts		1,365,745	1,219,908

Accounts receivable, net	Ps.	1,822,349	1,660,560

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

The activity in the allowance for doubtful accounts for the years ended December 31, 2007, 2006 and 2005 was as follows:

		2007	2006	2005

Balances at beginning of year	Ps.	1,175,711	179,043	100,219
Bad debt expense		190,034	119,563	78,873
Write-offs		-	(13)	(49)
Avantel		-	877,118	-

Balances at end of year not adjusted for inflation		1,365,745	1,175,711	179,043

Effects of inflation		-	44,197	14,260

Balances at year end at constant pesos	Ps.	1,365,745	1,219,908	193,303

(8)	Derivative instruments and hedging activities

The Company and its subsidiaries are exposed, by their normal business relations, to some financial risks such as interest rate risks and foreign exchange rate risks, principally. To mitigate the exposure to those risks, the Company and its subsidiaries use financial derivative instruments.

By using derivative financial instruments to hedge exposures to foreign exchange rate fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit counterparty risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties.

For financial derivative instruments that are designated as hedging activities, the Company and its subsidiaries formally document the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed and the methodology to measure the ineffectiveness.

The Company and its subsidiaries assess, prospectively and retrospectively, at inception and on an ongoing basis whether the derivatives used in hedging transactions are highly effective according to accounting standards. The ineffective portion of the change in fair value of a derivative instrument is recorded in the results as part of the CFR.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

Financial derivative instruments designated as hedges

According to the accounting models for hedging activities that are permitted by financial accounting standards, the dimension, risks and estimated impact in the balance sheet or income statement of the following financial derivative instruments are presented below. Contrarily to financial instruments with trading purposes, the derivatives designated as hedges will not generate volatility in the income statement, as long as the instruments are highly effective and continue to meet the financial accounting standards to keep the classification as hedging activities:

Fair value hedge

a)
On March 22, 2007, the Company contracted a CCS (Currency Swap) to cover the risk of exchange rate generated by the syndicated term loan for U.S. $110.2 million in which the Company will receive payments of 3 month Libor plus 150 basis points over U.S. $110.2 million notional and will pay a monthly rate of TIIE 28 days plus 135 basis points over Ps. 1,215,508 notional which includes the amortizations of principal. This transaction is under the fair value hedge accounting model.

(Amounts in charts are expressed in million)

	Currencies		Interest Rates
Maturity date	Notional amount (USD)	Notional amount (MXP)	Axtel receives	Axtel pays	Estimated fair value

February 29, 2012	U.S. $ 110.23	Ps. 1,216	Libor + 1.5	TIIE +1.35	U.S. $(2.4)

For the year ended December 31, 2007 the change in the fair value of the hedging activity of the syndicated term loan resulted in an unrealized loss amount of U.S. $3.1 million recognized in the comprehensive financial result, compensates by the change in the fair value of the debt valuated at December 31, 2007 in U.S. $2.9 million.

Cash flow hedge

a)
On March 29, 2004, the Company entered into a derivative a Ps-USD CCS to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes, which matures in 2013. Under this CCS transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 1,270,019 (nominal value) at annual rate of 12.30%.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

b)
Derived from the reopening of the issuance on March 2005 for U.S. $75 million and as a complement of the hedge strategy mentioned above, on June 6, 2005, the Company entered into a new derivative a Ps-USD CCS. The purpose of this agreement was to hedge the remaining portion of its U.S. dollar foreign exchange exposure resulting from the first issuance, and the totality of its U.S. $75 million issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 1,480,356 (nominal value) at annual rate of 12.26%.

c)
On February 3, 2007, the Company entered into a new derivative IOS (“Interest Only Swap”). The purpose of this agreement was to hedge the debt service from its new U.S. dollar bond issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $275 million at a fixed annual rate of 7.625%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 3,038,750 (nominal value) at a fixed annual rate of 8.54%.

As of December 31, 2007, the CCS information is as follows:

(Amounts in charts are expressed in million)

	Currencies		Interest Rates
		Notional
		amount
	Notional	(nominal	Axtel	Axtel
	amount	value)	receives	pays	Estimated
Maturity date	(USD)	(MXP)	(USD)	(MXP)	fair value
December 15, 2008	U.S. $ 113.75	Ps. 1,270	11.00%	12.30%	U.S.$ (1.6)
December 15, 2008	U.S. $ 136.25	Ps. 1,480	11.00%	12.26%	U.S.$ (1.5)
February 1, 2012	U.S. $ 275.00	Ps. 3,039	7.86%	8.54%	U.S.$ (4.2)

For the year ended December 31, 2007, the change in the fair value of these CCS is an unrealized loss amount of U.S. $1.7 million. This gain was recognized within the other comprehensive income section of equity, net of deferred taxes.

Derivatives designated as trading

The Company only enters into financial derivative instrument that it intends to mitigate a forecasted transaction or the unpredictability of cash flows to be received or paid related to a recognized asset or liability.  The Company does not speculate using financial instruments.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

However, the Company redeemed 35% of the issuance of U.S. $250 million derived from the issuances of debt of December, 2003 and March, 2005. In the face of this situation and originated by the closing of Swaps described in sections a) and b) from the paragraph “Cash flow hedges”, the Company stayed with an “over-hedge” in these derivatives therefore it decided to cover this excess of hedge with an inverse operation having the volatility of this portion being registered in the CFR. This operation is a CCSS (Currency Swap), in this transaction the Company receives 12.26% over a notional amount of Ps. 950.7 million and pays 11% over the notional amount of U.S. $87.5 million. According to the financial reporting standards this Swap does not comply with the requirements to be registered as a risk hedge, however it is considered as an economic hedge by the Company. The CCS information is as follows:

(Amounts in charts are expressed in million)

	Currencies		Interest Rates
Maturity date	Notional amount (USD)	Notional amount (MXP)	Axtel receives (MXP)	Axtel pays (USD)	Estimated fair value

December 15, 2008	U.S. $ 87.50	Ps. 950.7	12.26%	11.0%	U.S. $0.9

For the year ended December 31, 2007 the added value of U.S. $1.0 million of this operation was registered in the comprehensive financial result.

Embedded derivatives

The Company has conducted an initiative to identify, analyze and segregate if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics within financial or non financial agreements. These instruments are commonly known as embedded derivatives and do follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company identified and recognized an amount of Ps. 1,261 from embedded derivatives effects during 2007 in the accounting records.

(9)	Related parties transactions

The main transactions with related parties, during the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007		2006	2005

Telephone services	Ps.	595,055	94,309	-
Commissions and administrative services Banamex		19,490	5,801	-
Interest expense		146,894	12,757	-
Commissions for debt restructure		-	41,016	-
Lease expense		24,198	24,452	46,845
Banamex deferred revenue		437,918	724,767	-
Installations services expense		7,429	6,425	6,238
Others		2,594	-	9,692

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

  During December 2006, Avantel received from Banamex approximately U.S. $40 million in relation to diverse contracts of services between them. One of the contracts is to provide services of technical support on site during 60 months and the second contract consists in the prepayment of 13 months of recurring telephony services for three years. During 2007, Avantel received from Banamex approximately U.S. $39 million in relation to the contract of the prepayment of 13 months of recurring telephony services.

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

The due from and due to balances with related parties as of December 31, 2007 and 2006 are as follows:

		2007	2006

Due from:
Operadora de Parques y Servicios, S.A. de C.V.	Ps.	1,996	4,942

		2007	2006

Due to:
GEN Industrial, S.A. de C.V.	Ps.	45	-
Instalaciones y Desconexiones Especializadas, S.A. de C.V.		329	-
Neoris de Mexico, S.A. de C.V.		8,423	-
Total	Ps.	8,797	-

As of December 31, 2007 the Company has debt with Citibank, N.A. and Banamex, S.A. as described in note 16.

(10)	Inventories

Inventories consist of the following:

		2007	2006

Telephones and caller identification devices	Ps.	17,308	32,643
Installation material		18,653	10,220
Tools		11,240	9,164
Network spare parts		54,313	35,613
Other		66,375	15,430

Total inventories	Ps.	167,889	103,070

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(11)	Property, systems and equipment

Property, systems and equipment are as follows:

		2007	2006	Useful lives

Land	Ps.	162,100	168,202
Building		344,377	355,908	25 years
Computer and electronic equipment		1,849,492	1,542,930	3 years
Transportation equipment		88,791	107,764	4 years
Furniture and fixtures		138,060	120,733	10 years
Network equipment		18,070,984	16,376,096	6 to 28 years
Leasehold improvements		244,930	198,324	5 to 14 years
Construction in progress		1,475,384	1,130,535
Advances to suppliers		19,646	28,501

		22,393,764	20,028,993
Less accumulated depreciation		8,713,893	5,992,392

Property, systems and equipment, net	Ps.	13,679,871	14,036,601

The Company has capitalized CFR in construction in progress as a complement of the acquisition cost, for an accumulated amount of Ps. 13,006, as of December 31, 2007. The CFR capitalized during 2007 amounted to Ps. 10,545. During 2006 the Company did not capitalized CFR.

(12)	Pre-operating expenses, net

The capitalized pre-operating expenses incurred up to June 1999 and expenses incurred during 2000, 2004, 2005 and 2006 in opening new operations are as follows:

		2007	2006

Salaries	Ps.	231,963	231,963
Legal and financial advisory		118,238	118,238
Operating expenses		96,649	96,649
Depreciation		10,275	10,275
Comprehensive financing result		(25,929)	(25,929)
Service and other revenues		(14,657)	(14,657)
Other		40,880	40,880
		457,419	457,419
Less accumulated amortization		345,522	297,828
Pre-operating expenses, net	Ps.	111,897	159,591

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(13)	Investment in shares of associated company

As of December 31, 2007 and 2006, the investment in shares of associated company through Avantel is represented by a non-controlling 50% interest in the equity shares of Conectividad Inalámbrica 7GHZ, S. de R.L. (Conectividad Inalámbrica). The operation of this company consists in providing radio communication services in Mexico under the concession granted by the SCT. Such concession places certain performance conditions and commitments to this company, such as (i) filing annual reports with the SCT, including identifying main stockholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) to present a code of marketing strategies, (v) to register rates of service,  (vi) to provide a bond and (vii) fulfilling the program of investments presented when the company solicited the concession.

Since the Company does not have effective control, this investment is accounted for under the equity method.

Condensed financial information of the associated company as of December 31, 2007 and 2006 is as follows:

Balance Sheet:		2007	2006

Current assets	Ps.	12,972	7,955
Intangible assets		17,586	20,909

Total assets		30,558	28,864

Total liabilities		60	611

Stockholders’ equity	Ps.	30,498	28,253

50% equity interest	Ps.	15,249	14,127

Statement of operations:

Revenues from rent of frequency bands	Ps.	5,602	503
Costs of services and operating expenses		(2,088)	(151)

Operating income		3,514	352

Comprehensive financial results		(368)	2,953

Deferred income tax		(287)	-

Net income	Ps.	2,859	3,305

Equity in income of associated company	Ps.	1,430	1,652

As of December 31, 2007 and 2006, the liabilities of the Company with Conectividad Inalámbrica were Ps. 5,194 and Ps. 853, respectively.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(14)	Intangible assets

Intangible assets consist of the following:

		2007	2006

Telephone concession rights AXTEL	Ps.	1,073,135	1,073,135
Telephone concession rights Avantel		114,336	150,417
Customer list		324,183	401,111
Trade name “Avantel”		186,074	200,555

		1,697,728	1,825,218
Less accumulated amortization		639,524	402,404

Intangible assets, net	Ps.	1,058,204	1,422,814

Concessions rights of the Company

The Company has either obtained concessions as described below to offer telecommunications services or auctioned the following licenses over the spectrum of frequencies necessary to provide the services:

On June, 1996 Axtel obtained a concession to offer local and long distance telephony services, for a period of thirty years. To maintain this concession the Company needs to comply with certain conditions. It can be renewed for another period of thirty years;

•
On September 15, 1995 Avantel obtained a concession to offer local and long distance telephony services, for a period of thirty years. To maintain this concession the Company needs to comply with certain conditions. It can be renewed for another period of thirty years;

•	Two concessions in 929 MHz to offer mobile paging services;

•	50MHz in the 3.4GHz band. The licenses obtained allow nationwide coverage. The investment was Ps. 831,043 for a period of twenty years with an extension option;

•	56 MHz in the 7 GHz band, countrywide coverage, for a point-to-point transport (through the property of 50% of Conectividad Inalámbrica 7GHz, S. de R.L.);

•	60MHz for Point-to-Multi-Point in the 10.5GHz band nationwide. The acquisition of these twenty-year concessions, with an extension option, represented an investment of Ps. 160,931 for the Company;

•	120 MHz in three regions in 10.5 GHz band, for point-to-multi-point access (Concession originally granted to Avantel);

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

•
112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band, both with nationwide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of Ps. 81,161 for the Company;

•	56 MHz in the 15 GHz band, nationwide coverage, for point-to-point access and transport (Concession originally granted to Avantel);

•	268 MHz in the 23 GHz band, nationwide coverage, for point-to-point access and transport (Concession originally granted to Avantel);

•	112 MHz in the 37 to 38.6 GHz band, in 5 regions, for point-to-point transport (Concession originally granted to Avantel).

Each license of spectrum has a period of life of 20 years and it can be renovated for additional periods of 20 years as long as Axtel complies with all of its obligations, with all conditions imposed by the law and with any other condition that SCT imposes.

The concessions allow the Company to offer the following services:

•	Local telephony service;
•	National long distance telephony service;
•	Selling or leasing of network capacity for the generation, transmission or reception of data, signs, images, voice, sounds and other type of information of any kind;

•	Selling or leasing network capacity from other countries, including the leasing of digital circuits;
•	Value added services
•	Operator services

•	Mobile paging services
•	Data services, video, audio conferences and videoconferences, except to restricted TV, continuous services of music or digital audio services; y
•	Prepaid phone cards or credit phone cards

In November 2006, SCT granted us, as part of the concession of Axtel, a new permission to provide SMS (short messaging system) to our customers.

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

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

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

(15)	Other assets

Other assets consist of the following:

		2007	2006

Notes issuance costs	Ps.	143,730	99,533
Deferred financing costs		41,016	89,826
Telmex / Telnor infrastructure costs		68,279	68,279
WTC concession rights		22,474	22,474
Guarantee deposits		35,572	44,737
Other		97,196	49,585

		408,267	374,434
Less accumulated amortization		134,254	65,227

Other assets, net	Ps.	274,013	309,207

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

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

Deferred financing costs related with the acquisition of Avantel

The deferred financing costs incurred in the acquisition of Avantel will be amortized based upon the terms of the loans that they are related using the effective interest method.

World Trade Center (WTC) concession rights

Represent the amount paid for obtain concession rights to operate in the WTC building located in Mexico City. This right is amortized over a ten year period which is the length of the agreement.

(16)	Long-term debt

Long-term debt as of December 31, 2007 and 2006 consist of the following:

	2007		2006
U.S. $275,000,000 in aggregate principal amount of 7 5/8 % Senior Unsecured Notes due 2017. Interest is payable semiannually in February 1 and August 1 of each year.	Ps.	2,988,205	-

U.S. $162,500,000 in aggregate principal amount of 11% Senior Unsecured Notes due 2013. Interest is payable semiannually in arrears on June 15, and December 15 of each year.		1,765,758	1,834,631

Premium on Senior Notes issuance	27,291	32,319

Unsecured Bridge Loan with Credit Suisse, Cayman Island Branch, as the administrative agent, for an aggregate amount of U.S. $310.9 million, with an interest rate of LIBOR + 125 basis points, maturing in May 2008.	-	3,510,636

Unsecured Syndicated Loan with Citibank, N.A., as the administrative agent, and Banamex as the peso agent, with a peso tranche in the aggregate amount of Ps. 1,042.4 and a U.S. dollar tranche in the aggregate amount of U.S. $110.2. The final maturity date is February 2012, with quarterly principal repayments starting February 2010, with an interest rate for the tranche in pesos of TIIE + 150 basis points, and the tranche in U.S. dollar of LIBOR + 150 basis points.	2,240,091	2,325,992

Change in the fair value of syndicated loan	(31,023)	-

Capacity lease agreement with Teléfonos de Mexico, S.A.B. de C.V. of approximately Ps. 800,000 payable monthly and expiring in 2011.	534,271	593,702

Other long-term financing with several credit institutions with interest rates fluctuating between 6.0% and 7.5% for those denominated in dollars and TIIE (Mexican average interbank rate) plus three percentage points for those denominated in pesos.	120,525	160,209

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

Total long-term debt		7,645,118	8,457,489

Less current maturities		160,163	163,207

Long-term debt, excluding current maturities	Ps.	7,484,955	8,294,282

Annual installments of long-term debt are as follows:

Year		Amount

2009	Ps.	40,561
2010		1,060,740
2011		1,057,763
2012 and thereafter		5,325,891

	Ps.	7,484,955

As of December 31, 2007 and 2006 long-term debt principal characteristics are as follows:

On February 2, 2007, the Company issued U.S. $275 million of 10-year unsecured senior notes. This issuance matures on February 1, 2017. Interest will be payable semiannually and the senior notes bear interest at 7 5/8 % beginning on August 1, 2007. The proceeds of this issuance were used to prepay the bridge financing related to the December 2006 acquisition of Avantel.

On December 4, 2006, the Company entered into an Unsecured Bridge Loan Facility with Credit Suisse, Cayman Island Branch, as the Administrative Agent, for an aggregate amount of U.S. $310,950,000. The bridge loan facility matures eighteen months after the initial drawdown date. With an interest rate of LIBOR +125 basis points. This loan was prepaid on February 2, 2007. Certain subsidiaries of the Company guaranteed this facility.

On December 4, 2006, The Company entered into an Unsecured Credit Agreement with Citibank, N.A. as the Administrative Agent and Banamex as the Peso Agent, and it was modified later on February 23, 2007, with a peso tranche in the aggregate amount of Ps. 1,042,362,416 and a U.S. dollar tranche in the aggregate amount of U.S. $110,225,133. The credit agreements bear interest rate at LIBOR + 150 basis points for the tranche in U.S. dollar and TIIE + 150 basis points for the peso tranche. Avantel, S de R.L. de C.V., Avantel Infraestructura, S. de R.L. de C.V. and Adequip, S.A. guarantee this credit agreement.

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

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

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

Avantel evaluated this lease agreement and determined that the present value of the minimum future payments is substantially equal to the market value of the infrastructure and dedicated equipment. Such market value was determined by an independent expert telecommunications appraiser registered within the COFETEL.  Avantel recorded the lease as a capital lease according to FRS D-5.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

Some of the debt agreements that remain outstanding establish certain covenants, the most significant of which refer to limitations on dividend payments and comprehensive insurance on pledged assets. For the year ended December 31, 2007, the Company was in compliance with all of its covenants.

(17)	Other accounts payable

As of December 31, 2007 and 2006 other accounts payable consist of the following:

		2007	2006

Guarantee deposits (note 22(a))	Ps.	141,261	146,770
Interest payable (note 22(a))		72,430	58,598
Labor reserves		3,701	122,955
Guarantee deposit (SR Telecom)		69,631	-
Other		106,983	182,882

	Ps.	394,006	511,205

(18)	Labor obligations

The cost of the obligations and other elements of seniority premiums, severance payments and pensions mentioned in note 3(l) have been determined based on independent actuarial calculations as of December 31, 2007 and 2006.

The components of the net periodic cost for the years ended December 31, 2007, 2006 and 2005 are as follows:

		2007		2006			2005
		Seniority Premium	Severance payments	Seniority Premium	Severance payments	Pensions	Seniority Premium	Severance payments
Net periodic cost:
Labor cost	Ps.	1,677	6,019	975	4,156	-	752	4,558
Financial cost		281	1,296	151	772	-	106	766
Amortization of transition obligation		1	3,453	1	3,446	-	1	1,649
Variances in assumptions and experience adjustments		(53)	(1,782)	47	72	-	15	-
Inflationary effect		71	359	48	338	-	34	353
Net periodic cost before Avantel’s acquisition	Ps.	1,977	9,345	1,222	8,784	-	908	7,326
Labor cost of Avantel		-	-	46	338	2,085	-	-

Net periodic cost	Ps.	1,977	9,345	1,268	9,122	2,085	908	7,326

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

The actuarial present value of plan benefit obligations is as follows:

		2007		2006
		Seniority premium	Severance payments	Seniority premium	Severance payments	Pension

Present benefit obligation	Ps.	10,931	41,429	4,567	24,004	-
Present value of benefits attributable to future salary increases		662	1,843	331	1,075	-
Projected benefit obligation (PBO)		11,593	43,272	4,898	25,079	-
Items pending amortization:
Variances in assumptions and experience adjustments		(548)	14,631	(1,179)	(3,087)	-
Transition liability		(3)	(11,502)	(5)	(15,059)	-
Minimum additional liability		71	-	852	17,070	-
Net projected liability recognized on the consolidated balance sheet before Avantel’s acquisition		11,113	46,401	4,566	24,003	-
Obligations from Avantel’s acquisition		-	-	7,757	32,766	35,145
Labor periodic cost		-	-	46	338	2,085
Reclassification to reserve for personal restructuring		-	-	(2,190)	(9,813)	(9,197)
Net projected liability	Ps.	11,113	46,401	10,179	47,294	28,033

The most significant assumptions used in the determination of the net periodic cost of plan are the following:

Discount rate used to reflect the present value of obligations	4.00%	4.00%	4.00% -5.00%	4.00% -5.00%	5.00%
Rate of increase in future salary levels	1.00%	1.00%	0.75% -1.00%	0.75% -1.00%	0.75%
Amortization period of the transition liability	16 years	6 years	17 years	6 years	20.37 years

On May 1, 2007, all the personnel of Avantel Recursos, S.A. de C.V. and Avantel Servicios, S.A. de C.V. were transferred to Servicios Axtel, S.A. de C.V. and Instalaciones y Contrataciones, S.A. de C.V., respectively, transferring with it, all the obligations and rights in labor matters that the personnel had until such date on each of the companies substituted.  As part of the standardization of benefits, the pension plan belonging to personnel transferred was concluded.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(19)	Income tax (IT), tax on assets (TA), employee statutory profit sharing (ESPS) and tax loss carryforwards

The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

In accordance with the current tax legislation prior to the enactment of the new tax laws in October 2007 described below, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from financial reporting standards.

On October 1, 2007, new tax laws were published, a number of tax laws were revised, and additionally a presidential decree was issued on November 5, 2007, which was effective on January 1, 2008.  The most important changes are: (i) elimination of the Asset Tax Law and (ii) the introduction of a new tax (Flat Rate Business Tax or IETU), which is based on cash flows and limits certain deductions; additionally, certain tax credits are granted mainly with respect to inventories, salaries taxed for IT purposes and social security contributions, tax losses arising from accelerated deductions, recoverable asset tax (AT), and deductions related to investments in fixed assets, deferred charges and expenses.  The IETU rate is 16.5% for 2008, 17% for 2009, and 17.5% for 2010 and thereafter.

Accordingly, beginning in 2008, companies will be required to pay the greater of IETU or IT.  If, IETU results, the payment will be considered final and not subject to recovery in subsequent years (with certain exceptions).

At December 31, 2007, the Company has evaluated according to Financial Reporting Standards Interpretation (INIF-8 “Efectos del Impuesto Empresarial a Tasa Unica”) and after the evaluation, the Company estimated that the tax payable in future years will be IT.  Deferred tax effects as of December 31, 2007 have been recorded on the IT basis using a tax rate of 28%.

The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and net of certain liabilities in accordance with the law. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

Effective January 1, 2002, a new Income Tax Law had been enacted, which provided for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would have been 32% in 2005. In December 2004, the Mexican Congress approved changes to the Income Tax Law where the tax rate for 2005 was further reduced to 30%. Also, for years 2006 and 2007, the tax rates will decrease to 29% and 28%, respectively. Consequently, the deferred tax assets and liabilities as of December 31, 2007 were calculated using a 28% tax rate.  The effects of the reduction in the deferred income tax calculation for 2006 and 2005 were Ps. 12,055 and Ps. 10,924, respectively.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

The income tax expense attributable to the income before IT differed from the amount computed by applying the tax rate of 28% in 2007, 29% in 2006 and 30% in 2005 to pretax income, as a result of the items mentioned below:

		2007	2006	2005

Computed “expected” income tax (expense)	Ps.	(244,374)	(98,110)	(142,488)
(Increase) decrease in income tax expense resulting from:
Effects of inflation, net		(1,432)	(9,179)	(1,867)
Change in valuation allowance		(101,463)	2,649	(3,346)
Deferred employee’s profit sharing		3,806	-	-
Adjustments to deferred tax assets and liabilities for enacted changes in tax rates		-	12,055	10,924
Accelerated tax depreciation effects		(43,550)	(37,688)	-
(Non-deductible expenses) non-taxable income		(5,757)	5,530	(23,473)
Other		9,570	7,193	(7,631)

Income tax expense	Ps.	(383,200)	(117,550)	(167,881)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2007 and 2006 are presented below:

		2007	2006
Deferred tax assets:
Net operating loss carryforwards	Ps.	968,090	1,426,521
Allowance for doubtful accounts		126,117	84,496
Accrued liabilities		368,420	226,386
Recoverable AT		418,851	332,540
Premium on bond issuance		10,179	12,719
Fair value of derivative instruments		17,090	12,504

Total gross deferred tax assets		1,908,747	2,095,166

Less valuation allowance		530,355	428,892

Net deferred tax assets		1,378,392	1,666,274

Deferred tax liabilities:
Property, systems and equipment		63,486	507,118
Telephone concession rights		171,848	232,207
Intangible and other assets		206,969	306,072

Total gross deferred tax liabilities		442,303	1,045,397

Net deferred tax assets	Ps.	936,089	620,877

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

The rollforward for the net deferred tax asset for the years ended December 31, 2007 and 2006 is presented below:

		2007	2006

Balances at beginning of year	Ps.	620,877	18,562
Deferred IT expense		(284,381)	(112,656)
Deferred IT of derivative financial instruments in stockholders’ equity		4,586	(11,903)
Deferred IT from Avantel’s acquisition		595,007	726,874

Balances at end of year	Ps.	936,089	620,877

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax-planning strategies in making this assessment.  In order to fully realize the deferred tax asset as of December 31, 2007, the Company will need to generate future taxable income prior to the expiration of the net operating loss carryforwards in various dates as disclosed below. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2007.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. As of December 31, 2007, a valuation allowance was primarily established for the deferred tax assets related to TA, tax loss carryforwards of the Company’s subsidiaries and allowance for doubtful accounts.

According to the IT law, the tax loss carryforwards and TA carryforwards of each year, restated by inflation, may be carried to the succeeding ten years to offset IT only.  As of December 31, 2007, the tax loss carryforwards and recoverable TA expire as follows:

Year		Inflation-adjusted tax loss carryforwards	Recoverable TA

2008	Ps.	1,177,505	-
2009		463,804	-
2010		367,233	-
2011		146,863	70,004
2012		663,555	50,451
2013		454,992	76,966
2014		92,634	72,514
2015		11,489	31,307
2016		75,263	31,298
2017		4,128	86,311

	Ps.	3,457,466	418,851

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

The tax effects of temporary differences that give rise to deferred employee’s profit sharing as of December 31, 2007 and 2006 are presented below:

		2007	2006
Deferred ESPS assets:
Accrued liabilities	Ps.	2,013	13,793
Accrued for labor obligations		6,554	13,871
Other payroll accruals		7,489	5,526

Net deferred ESPS asset		16,056	33,190

Deferred ESPS liabilities:
Deferred income		1,876	3,942
Other		-	1,474

Total deferred ESPS liability		1,876	5,416

Deferred ESPS asset, net	Ps.	14,180	27,774

The rollforward for the net deferred employee's profit sharing asset for the years ended December 31, 2007 and 2006 is presented below:

		2007	2006

Balances at beginning of year	Ps.	27,774	-
Deferred ESPS (expense) benefit		(13,594)	4,699
Deferred ESPS for acquisition of Avantel		-	23,075

Balances at end of year	Ps.	14,180	27,774

Total ESPS expense was calculated from the individual net income of each subsidiary that has employees. The tax profit for ESPS effects of these companies for the year ended December 31, 2007 and 2006 were Ps. 60,880 and Ps. 15,700, respectively.

(20)	Stockholders’ equity

The principal characteristics of stockholders’ equity are described below:

(a)	Common stock structure

At December 31, 2007, the Company has 8,769,353,223 shares issued and outstanding.  Company’s shares are divided in two Series: Series A and B; both Series have two type of classes, Class “I” and Class “II”, with no par value.  From the total shares, 96,636,627 shares are Series A and 8,672,716.596 shares are Series B.   At December 31, 2007 the Company has only issued Class “I” shares.  Also, at December 31, 2007 all shares issued are part of the fixed portion.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

On August 31, 2007, the stockholders’ approved a three-for-one stock split (the split). The split became effective on October 8, 2007.  The proportional equity interest participation of existing stockholders did not change as a result of the split.  For comparison purposes, the number of shares is presented adjusted for the effects of the split.  Following table shows the effects of the split:

	Number of Shares before the Split	Number of Shares after the Split

Series A Shares	32,212,209	96,636,627

Series B Shares	2,890,905,532	8,672,716,596

Total of Shares	2,923,117,741	8,769,353,223

The percentages of shares holding did not change as a result of the split. For comparability the number of shares have been adjusted for the split in all periods presented.

The following represents a rollforward of Company’s shares for the years ended December 31, 2007, 2006 and 2005, after considering the effects of the split:

	Issued and subscribed shares		Common stock	Additional paid-in capital

Balances as of December 31, 2004	7,601,120,598	Ps.	7,925,950	156,827

Shares issued and subscribed	921,690,000		751,832	400,108

Balances as of December 31, 2005	8,522,810,598		8,677,782	556,935

Issuance costs	-		-	(9,804)

Balances as of December 31, 2006	8,522,810,598		8,677,782	547,131

Shares issued and subscribed	246,542,625		192,280	194,540

Balances as of December 31, 2007	8,769,353,223	Ps.	8,870,062	741,671

As of December 31, 2007, the common stock of the Company is Ps. 6,625,536 (nominal value), represented by 96,636,627 common shares, with no nominal value, Class “I”, “A” Series, subscribed and paid, and 8,672,716,596 common shares, with no nominal value, Class “I”, “B” Series, subscribed and paid.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

In relation to our acquisition of Avantel also included a Series B Shares Subscription Agreement (‘‘Subscription Agreement’’) with Tel Holding, an indirect subsidiary of Citigroup, Inc., for an amount equivalent to up to 10% of Axtel’s common stock. To give effect to the above, we obtained stockholder approval (i) to increase our capital by issuing Series B Shares in a number that was sufficient for Tel Holding to subscribe and pay for Series B Shares (in the form of CPOs) representing up to a 10% equity participation in Axtel; and (ii) for the subscription and payment of the Series B Shares that represented the shares subscribed for by Tel Holding and any shares subscribed for by stockholders that elected to subscribe and pay for additional Series B Shares in exercise of their preferential right granted by the Mexican General Corporation Law.

On December 22, 2006 pursuant to the Subscription Agreement, we received a notice from Tel Holding confirming that it acquired 533,976,744 Series B Shares (represented by 76,282,392 CPOs) from the Mexican Stock Exchange (Bolsa Mexicana de Valores, or ‘‘BMV’’) and confirming its intention to subscribe and pay for 246,453,963 new Series B Shares (represented by 35,207,709 CPOs). The new Series B Shares were subscribed and paid for, which we refer to herein as the ‘‘Equity Subscription,’’ by Tel Holding through the CPOs Trust on January 4, 2007. Tel Holding may not, subject to certain exceptions, transfer CPOs purchased in the Equity Subscription until January 3, 2008.  The price per share acquired by Tel Holding amounted to Ps. 4.56 per share (nominal value), which was the market value at the date of the subscription.

(b)	Stockholders’ equity restrictions

Stockholders’ contributions, restated for inflation as provided in the tax law, totaling Ps. 6,981,059 may be refunded to stockholders tax-free.

No dividends may be paid while the Company has a deficit. Some of the debt agreements mentioned in note 16 establish limitations on dividend payments.

(c)	Comprehensive income

The comprehensive income reported on the statements of stockholders’ equity represents the results of the total performance of the Company during the year, and includes the items mentioned below which, in accordance with Mexican FRS, are reported directly in stockholders’ equity, except for net income.

		2007	2006	2005

Net income	Ps.	490,996	222,412	307,080
Fair value of derivative instruments		(16,378)	42,511	(86,832)
Deferred IT of derivative financial instruments		4,586	(11,903)	24,406

Comprehensive income (loss)	Ps.	479,204	253,020	244,652

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(21)	Telephone services and related revenues

Revenues consist of the following:

		2007	2006	2005

Local calling services	Ps.	5,336,628	4,330,038	3.770.802
Long distance services		1,532,176	583,605	487,895
Data services		2,513,751	459,063	215,652
International Traffic		1,210,233	552,791	509,266
Other services		1,597,822	750,215	378,778

	Ps.	12,190,610	6,675,712	5,362,393

(22)	Commitments and contingencies

As of December 31, 2007, the Company has the following commitments and contingencies:

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

On January 24, 2001, the Company received 13 million dollars from Global Towers to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction as per the contract for use and destination. However, the contract provides for the payment of interest at a Prime Rate in favor of Global Towers on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. The Company has recognized a liability to cover such interest for Ps. 72,430 and Ps. 58,621, respectively, included within other accounts payable in the balance sheet as of December 31, 2007 and 2006, respectively.

During 2002, Global Towers filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Global Towers for unilateral rescission of the contract. As of December 31, 2007, the trial is at a stage where evidence is being shown.

(b)
On December 14, 2007, the Company subscribed an agreement with Metronet, S.A. de C.V., terminating the lawsuit that Metronet filed against the Company.  From this date there is neither a contingency nor a liability for this matter.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(c)
The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

(d)
In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation amounting to Ps. 1,214 and to other service providers amounting to Ps. 819,648.

(e)
The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 2, establish certain obligations to the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main stockholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) filing monthly reports about disruptions, (v) filing the services’ tariff, and (vi) providing a bond.

(f)
In September and November 2005, Avantel Infraestructura filed before the Federal Court of Tax and Administrative Justice a lawsuit claiming the lack of answer to a petition previously filed by Avantel Infraestructura requesting confirmation of a criterion. This petition was based on the fact that Avantel is not obligated to pay for some governmental services established under article 232, fraction I, of the Federal Rights Law, with respect to the use of exclusive economic geographic zone in Mexico related to certain landing points in “Playa Niño”, region 86, Benito Juarez Itancah Tulum, Carrillo Puerto, and Quintana Roo. The file was turned for study and resolution to the 5th Metropolitan Regional Court of the Federal Court of Tax and Administrative Justice, which is still pending to be admitted.

(g)
The Company leases some equipment and facilities under operating leases.  Some of these leases have renewal clauses.  Lease expense for 2007, 2006 and 2005 was Ps. 457,457, Ps. 397,591 and Ps. 374,245, respectively.

The annual payments under these leases as of December 31, 2007 are as follows:

		Contracts in:
		Pesos (thousands)	Dollars (thousands)

2008	Ps.	150,868	$9,352
2009		136,816	7,658
2010		106,682	6,214
2011		84,823	5,637
2012		65,974	5,039
Thereafter		338,001	14,761
	Ps.	883,164	$48,661

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(h)	As of December 31, 2007, the Company has placed purchase orders which are pending delivery from suppliers for approximately Ps. 1,334,617.

(i)
In connection to one of the contracts that Avantel signed with Telmex on October 2006, Avantel should issue a letter of credit in case of change of control in Avantel, situation that occurred during the month of November, at the moment that Axtel acquired the shares from Tel Holding and Banamex. The amount of this instrument is U.S. $60 million. Axtel is a guarantor of this instrument with Banamex, which issued the letter of credit.

(23)	Recently issued accounting standards

The CINIF has issued the following FRS, effective for years beginning after December 31, 2007, and which do not provide for earlier application.

(a)
FRS B-10 “Effects of inflation”- FRS B-10 supersedes Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards) 2.  The principal considerations established by this FRS are: (i) the change in the value of the Investment Unit (UDI) may be used for determining the inflation for a given period; (ii) the election to use inventory replacement costs as well as specific indexation for fixed assets, is eliminated; (iii) an entity is only required to recognize the effects of inflation when operating in an inflationary economic environment (accumulated inflation equal to or higher than 26% in the most recent three-year period); and (iv) the accounts of Gain or Loss from Holding Non-monetary Assets (RETANM - Spanish abbreviation), Monetary Position Gains or Losses (REPOMO - Spanish abbreviation), and Deficit/Excess in Equity Restatement, will be reclassified to retained earnings, when the unrealized portion is not identified.

Management is still evaluating the impact of this FRS.

(b)
FRS D-3 “Employee benefits”- FRS supersedes Bulletin D-3, the portion applicable to Employee Statutory Profit Sharing (ESPS) of Bulletin D-4 and INIF (Interpretation of Financial Reporting Standards) 4.  The principal considerations established by this FRS are: (i) a maximum of five years is established for amortizing unrecognized/unamortized items, and the option is provided for immediate recognition of actuarial gains or losses in results of operations; (ii) the recognition of an additional liability and related intangible asset and any related item as a separate element of stockholders’ equity, is eliminated; (iii) severance benefits are to be recognized directly in results of operations; and (iv) ESPS, including deferred ESPS, is to be presented in the statement of income as ordinary operations. Furthermore, FRS D-3 establishes that the asset and liability method required by FRS D-4 should be used for determining deferred ESPS, stating that any effects arising from the change are to be recognized in retained earnings, with no restatement of prior years’ financial statements.

Management estimates that the initial effects of this new FRS will not be material.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(c)
FRS D-4 “Tax on earnings”- FRS supersedes Bulletin D-4 and Circulars 53 and 54. The principal considerations established by this FRS are: (i) the balance of the cumulative IT effects resulting from the initial adoption of Bulletin D-4 in 2000 is reclassified to retained earnings; (ii) AT is recognized as a tax credit (benefit), rather than as a tax prepayment; and (iii) the accounting treatment of ESPS incurred and deferred is transferred to FRS D-3, as mentioned in paragraph (b) above.

Management estimates that the initial effects of this new FRS will not be material.

(d)    FRS B-2 “Statement of cash flows”- FRS supersedes Bulletin B-12 and paragraph 33 of Bulletin B-16. The principal considerations established by this FRS are: (i) the statement of cash flows replaces the statement of changes in financial position; (ii) cash inflows and cash outflows are reported in nominal currency units i.e. the effects of inflation are not included; (iii) two alternative preparation methods (direct and indirect) are established, without stating preference for either method.  Furthermore, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and lastly cash flows from financing activities; (iv) captions of principal items are to be reported gross; and (v) disclosure of the composition of those items considered cash equivalents is required.

(24)	Subsequent event

a)	On April 23, 2008, Company’s shareholders approved a shares buy-back program for up to Ps. 440 million.

b)
Regarding the legal dispute against Global Towers Communications Mexico S. de R.L. de C.V. mentioned in note 22(a), on April 1, 2008, the trial court ruled against us ordering Axtel to return the deposit and applicable interests. The Company will appeal the trial court’s order before the Superior Court of Appeal.

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

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net  income and stockholders’ equity as of December 31, 2007, 2006 and 2005 is presented below, with an explanation of the adjustments.

		Year ended December 31,
		2007	2006	2005
Net income reported under Mexican GAAP	Ps.	490,996	222,412	307,080

U.S. GAAP adjustments
1. Deferred income taxes (see 24a)		741,404	1,912	226,971
2. Amortization of start-up cost (see 24c) ...		47,694	46,745	44,684
3. Start-up costs of the year (see 24c)		-	(13,991)	(11,049)
4. Allowance for post retirement benefits (see 24d)		25,391	(5,875)	6,101
5. Revenue recognition (see 24b)		(2,292)	(29,103)	(35,447)
6. Capitalized interest (see 24e)		(11,540)	(9,548)	(882)
7. Additional depreciation (see 24__)		(171,152))	-	-
Total U.S. GAAP adjustments		629,505	(9,860)	230,378
Net income under U.S. GAAP	Ps.	1,120,501	212,552	537,458

		Year ended December 31,
		2007	2006
Total stockholders’ equity reported under Mexican GAAP	Ps.	8,750,346	7,884,322

U.S. GAAP adjustments
1. Deferred income taxes (see 24a)		832,023	93,956
2. Start up costs (see 24c) c		(111,897)	(159,591)
3. Revenue recognition (see 24b)		(159,933))	(157,641)
4. Allowance for post retirement benefits (see 24d)		1,793	(35,516)
5. Capitalized interest (see 24e)		5,639	17,179
6. SAB 108 adjustment (see 24f)		109,874	109,874
7. Additional depreciation expense (see 24__)		(171,151)	-
Total U.S. GAAP adjustments		506,348	(131,739)
Total stockholders’ equity under U.S. GAAP	Ps.	9,256,694	7,752,583

The term “SFAS” as used in this document refers to Statement of Financial Accounting Standards.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(a)	Deferred income taxes (IT)

For Mexican GAAP, deferred IT are accounted for under the asset and liability method. For U.S. GAAP purposes, the Company accounts for IT under SFAS 109 “Accounting for Income Taxes,” which uses the asset and liability method to account for deferred tax assets and liabilities.  Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.  The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos.

All of the Company’s pretax income and reported income tax expense is derived from domestic operations. The income tax (expense) benefit attributable to the income before IT under U.S. GAAP differed from the amount computed by applying the tax rate of 28% in 2007, 29% in 2006 and 30% in 2005 to pretax income, as a result of the items mentioned below:

		2007	2006	2005
Computed “expected” income tax (expense)	Ps.	(220,069)	(94,696)	(143,510)
(Increase) decrease in income tax expense resulting from:
Effects of inflation, net		(21,431)	(7,878)	(1,867)
Change in valuation allowance		567,678	2,649	229,264
Deferred employee’s profit sharing		3,806	-	-
Adjustments to deferred tax assets and liabilities for enacted changes in tax rates		-	12,055	6,479
Accelerated tax depreciation effects		(43,550)	(37,692)	-
(Non-deductible expenses) non-taxable income		(5,757)	5,530	(25,807)
Other		9,572	4,393	(5,469)
Income tax benefit (expense)	Ps.	333,111	(115,639)	59,090

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

The rollforward for the net deferred tax asset under U.S. GAAP for the years ended December 31, 2007 and 2006 is presented below:

		2007	2006

Balance at the beginning of the year	Ps.	(469,011)	107,195
Deferred IT benefit (expense)		457,023	(110,745)
Deffered IT effects from Avantel's acquisition		851,620	(456,920)
Stockholders’ equity
Post retirement benefits		(3,462)	3,462
Fair value of derivative financial instruments		4,586	(11,903)

Balance at the end of the year	Ps.	840,756	(469,011)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and  deferred tax liabilities as of December 31, 2007 and 2006 under U.S. GAAP are presented below:

		2007	2006

Deferred tax assets:
Net operating loss carryforwards	Ps.	968,090	1,426,521
Allowance for doubtful accounts		126,117	84,496
Accrued liabilities		412,699	382,772
Premium on bond issuance		10,179	12,719
Fair value of derivative instruments		17,090	12,504
Recoverable AT		418,851	332,540

Total gross deferred tax assets		1,953,026	2,251,552

Less valuation allowance		530,355	1,406,881

Net deferred tax assets		1,422,671	844,671

Deferred tax liabilities:
Property, systems and equipment		410,067	796,402
Telephone concession rights		171,848	232,207
Intangible and other assets		-	285,073

Total gross deferred tax liabilities		581,915	1,313,682

Net deferred tax asset (liability) under U.S. GAAP		840,756	(469,011)
Effects from Avantel acquisition		927,356	1,183,844
Less net deferred tax assets recognized under Mexican GAAP		936,089	620,877

U.S. GAAP adjustment to stockholders’ equity	Ps.	832,023	93,956

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

Balance sheet classification under US GAAP is as follows:

		2007	2006
Deferred tax assets – current	Ps.	541,150	275,122
Deferred tax assets – long – term		299,606	-
Deferred tax liabilities – long – term		-	(744,133)

Net deferred tax asset (liability) under U.S. GAAP	Ps.	840,756	(469,011)

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax-planning strategies in making this assessment.    Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2007.  The amount of the deferred tax asset considered realizable could change if estimates of future taxable income during the carryforward period are changed.

During 2007, the Company made a release of the valuation allowance previously recognized at the Avantel acquisition date in the amount of Ps. 1,219,967.  In accordance with SFAS 109, the recognized tax benefit in the reduction of the valuation allowance after the acquisition date was allocated to reduce the intangibles related to that acquisition amounting to Ps. 765,036, less deferred tax effects of Ps. 214,210.  The remaining portion amounting to Ps. 669,141 was recorded as a reduction of the income tax expense.

During the year Company’s management reduce the valuation allowance recognized at the acquisition date mainly for certain NOL’s amounting to Ps.1,219,967.  In accordance with SFAS 109, the reduction in the valuation allowance was recorded by reducing to zero the previously recognized intangibles related with the acquisition amounting to Ps.765,036.  The remaining portion amounting to Ps.669,141, was recorded as a reduction of the income tax expense.

The Company adopted the provisions of FIN 48 on January 1, 2007, and there was no material effect on the consolidated financial statements.  As a result, the Company did not record any cumulative effect adjustment related to adopting FIN 48.

As of January 1, 2007, and for the 12-month period ended December 31, 2007, the Company did not have any material unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized.  The Company did not record interest and penalties relate to unrecognized tax benefits in the consolidated statements of operations.  In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and its subsidiaries file standalone income tax returns in Mexico only.  With a few exceptions, the Mexican income tax returns of the Company and its subsidiaries are open to examination by the relevant local tax authorities for the tax years beginning in 2002.

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

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

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

In April 1998, the AICPA issued Statement of Position 98-5, “Report of Start-up Costs” (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred.  SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998.  Under Mexican GAAP, these costs were recognized when incurred as a deferred asset and amortized over a period of 10 years.  The Company has reversed the amortization expense of Ps. 47,694, Ps. 46,745 and Ps. 44,684 in 2007, 2006 and 2005, as shown in the U.S. GAAP reconciliation, and has reduced stockholders’ equity by Ps. 111,897 and Ps. 159,591 to write-off the unamortized balance at each year end. For U.S. GAAP purposes during 2006 and 2005, the Company expensed Ps. 13,991 and Ps. 11,049, respectively of start-up costs capitalized in those periods under Mex GAAP.

(d)	Allowance for post retirement benefits

For the years ended December 31, 2004 and before, under Mexican GAAP (Bulletin D-3), severance payments were recognized in earnings in the period in which they were paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 replaces the issue of unforeseen payments with the one relating to “Payments Upon Terminations of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112 and SFAS 158, which requires recognition of certain benefits, including severance, over an employee's service life. For the years ended December 31, 2007, 2006 and 2005 the Company recorded a (decrease) increase in net income of Ps. 25,391, Ps. (5,875) and Ps. 6,101, respectively; and for 2006 the Company cancelled a deferred charge of Ps. 17,071, as recorded under Mexican GAAP. The US GAAP liability amounts to Ps. 44,608 and Ps. 65,740 as of December 31, 2007 and 2006, respectively.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2007 and 2006 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.  The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.  The incremental effect of applying SFAS 158 on the Company’s financial position as of December 31, 2007 for items not yet recognized as a component of net periodic cost that were recognized in accumulated other comprehensive income was as follows:

		Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Severance, seniority premiums and other post retirements benefits long term portion	Ps.	47,257	(2,649)	44,608
Deferred income taxes assets (noncurrent)		(13,232)	742	(12,490)

Total liabilities	Ps.	34,025	(1,907)	32,118

(e)	Capitalized interest

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

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(f)	Staff Accounting Bulletin 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. There are two widely recognized methods for quantifying the effects of financial statement misstatements: the “rollover” or income statement method and the “iron curtain” or balance sheet method. The SEC staff  believes that registrants should quantify errors using both a balance sheet and an income statement approach (“dual method”) and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to apply its provisions initially by either (i) restating prior financial statements as if the provisions had always been applied or (ii) recording the cumulative effect of initially applying SAB 108 as adjustments to the carrying value of assets and liabilities as of the beginning of 2006 with an offsetting adjustment recorded to the opening balance of stockholders’ equity. Upon adoption of SAB 108, we recorded a one-time cumulative effect adjustment to increase the beginning-of-year balance of stockholders’ equity of Ps. 109,874 for prior year misstatements that previously had been considered immaterial.  The Company believes its prior period assessments of uncorrected misstatements and the conclusions reached regarding its quantitative and qualitative assessments of materiality of such items, both individually and in the aggregate, were appropriate. In accordance with SAB 108, the Company has adjusted its opening stockholders’ equity for 2006 for the items described below:

Capitalized Interest:   The Company adjusted its beginning stockholders’ equity for 2006 related to recording interest capitalized taken directly to interest expense rather than being shown as an increase in property, systems and equipment.  It was determined that the Company had improperly excluded approximately Ps. 186,954 which should have been shown as an increase in property, systems and equipment.

Capitalized Costs:   The Company adjusted its beginning stockholders’ equity for 2006 related to historical capitalization of certain costs considered immaterial under the previously established policy of capitalizing costs. It was determined that the Company had improperly recorded an increase in property systems and equipment for Ps. (77,078).

The cumulative effects of the items noted above for 2006 beginning balances are presented below:

Description		Property, Systems and Equipment	Deferred Taxes	Stockholders’ Equity
Property, systems and equipment	Ps.	164,036	-	164,036
Deferred taxes		-	(54,162)	(54,162)
Total	Ps.	164,036	(54,162)	109,874

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

(g)	Supplemental cash flow information under U.S. GAAP

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

The following table summarizes the cash flow items as required under SFAS 95 provided by operating, financing and investing activities, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10. The following information is presented in thousands of pesos on a historical peso basis and is not presented in pesos of constant purchasing power:

		Years ended December 31,
		2007	2006	2005
Operating activities:
Net income	Ps.	1,120,501	204,851	497,809
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation		2,507,636	1,365,621	1,018,138
Amortization		343,419	96,398	71,523
Allowance for severance and seniority premiums		(12,779)	17,684	(4,117)
Income tax and employees’ profit sharing expense (benefit)		(443,429)	112,567	(54,731)
Bad debt expense		194,108	119,563	80,274
Monetary position gain		(279,985)	(15,524)	(57,846)
Exchange (gain) loss		(19,942)	1,067	(103,857)
Equity in results of associated company		(1,430)	(1,592)	-
Change in accounts receivable		(416,058)	(1,066,703)	(225,946)
Changes in inventory		(68,553)	(37,970)	(3,116)
Changes in other assets		101,791	(918,191)	16,980
Changes in accounts payable		135,840	1,275,156	(141,724)
Changes in other accounts payable		(27,915)	928,348	26,437
Change in deferred revenues		(59,286)	294,156	-
Changes in allowance for severance and seniority premiums		(14,175)	48,603	2,743

Net cash provided by operating activities		3,059,743	2,424,034	1,122,567

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

Financing activities:

Proceeds from sale of common stock		374,730	-	1,045,093
Costs incurred in sale of common stock		-	(12,764)	-
Proceeds from loans		3,102,308	6,521,438	996,530
Payments of loans		(3,527,584)	(1,209,831)	(251,696)
Deferred financing costs		-	(86,572)	-
Restricted cash		-	34,479	(34,479)
Notes issuance costs		-	-	(18,483)
Other accounts payable		3,310	(47,360)	34,921

Net cash (used in) provided by financing activities		(47,236)	5,199,390	1,771,886

Investing activities:
Acquisition of property, systems and equipment		(2,534,481)	(2,389,380)	(1,548,316)
Acquisition of Avantel, net of cash acquired		-	(5,133,226)	-
Intangible assets		-	(724,834)	-
Investment in shares of associated company		-	(12,023)	-
Other assets		(82,016)	(77,139)	(9,493)

Net cash used in investing activities		(2,616,497)	(8,336,602)	(1,557,809)

Net increase (decrease) in cash and cash equivalents		396,010	(713,178)	1,336,644

Cash and cash equivalents at beginning of year		1,177,867	1,891,045	554,401

Cash and cash equivalents at end of year	Ps.	1,573,877	1,177,867	1,891,045

Non-cash operating and investing activities:
For the years ended December 31, 2007, 2006 and 2005 the Company has Ps. 99,275, Ps. 69,775 and Ps. 95,375 in accounts payable for acquisition of property, systems and equipment, respectively.  Additionally, the Company adopted the guidelines of SFAS 158. The net effects of the recognition of the statement amounted to Ps. 8,581 in allowance for post retirement benefits and accumulated other comprehensive income.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

Non-cash financing and investing activities:

Net cash flows provided from operating activities reflect cash payments for interest and income taxes as follows:

		Years Ended December 31,
		2007	2006	2005
Interest paid	Ps.	1,190,221	252,129	314,181
Income taxes paid		101,305	3,598	2,170

(h)	Condensed financial information under U.S. GAAP

The following table presents consolidated condensed statements of operations for the years ended December 31, 2007, 2006 and 2005, prepared under U.S. GAAP, and includes all differences described in note 24 as required for purposes of U.S. GAAP:

		Years Ended December 31,
Statements of operations		2007	2006	2005
Revenues	Ps.	12,182,607	6,641,601	5,323,973
Operating income		1,207,064	682,781	645,982
Comprehensive financing result		(420,666)	(320,473)	(175,349)
Other (expenses) income, net		(438)	(35,770)	7,735
Income before taxes and equity in income of associated company		785,960	326,538	478,368
Income tax benefit (expense) benefit		333,111	(115,639)	59,090
Equity in income of associated company		1,430	1,653	-
Consolidated net income	Ps.	1,120,501	212,552	537,458

The following table presents consolidated condensed balance sheets as of December 31, 2007 and 2006, prepared under U.S. GAAP, including all differences and reclassification pertaining to the presentation of deferred income taxes, as compared to Mexican GAAP described in this note 24:
		As of December 31,
Balance sheets		2007	2006
Current assets	Ps.	4,264,070	3,282,299
Property, systems and equipment		14,996,050	15,075,296
Other assets		1,235,045	2,049,740
Total assets	Ps.	20,495,165	20,407,335
Current liabilities	Ps.	3,328,421	3,355,751
Long-term debt		7,484,955	8,294,282
Other non-current liabilities		425,095	1,004,719
Total liabilities		11,238,471	12,654,752
Stockholders' equity		9,256,694	7,752,583
Total liabilities and stockholders' equity	Ps.	20,495,165	20,407,335

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Thousand pesos of constant purchasing power as of December 31, 2007)

In connection with the preliminary purchase price allocation to the assets and liabilities acquired in the Avantel acquisition, certain differences occurred between Mexican reporting standards and U.S. GAAP.  For U.S. GAAP purposes goodwill which is included as part of other assets, amounting to Ps. 168,525 was initially recognized as a result of the acquisition of Avantel in accordance with FASB 141 “Business Combinations”.  During the year the adjustments recorded to the preliminary purchase price allocation to the assets and liabilities were as follows:

		Preliminary Value	Adjustments	Definitive Value
Balance Sheet:

Current assets	Ps.	1,242,121	-	1,242,121
Property, systems and equipments, net		7,426,445	216,293	7,642,738
Intangible assets		939,899	(174,863)	765,036
Goodwill		168,525	(168,525)	-
Others		84,604	-	84,604

Total of assets acquired		9,861,594	(127,095)	9,734,499

Current liabilities		2,455,832	(109,586)	2,346,246
Deferred income tax		381,715		381,715
Long term liabilities		867,201	(17,509)	849,692

Total of liabilities assumed		3,704,748	(127,095)	3,577,653

Net assets acquired	Ps.	6,156,846		6,156,846
The main adjustments are detailed as follows:

•
Property, systems and equipment: The additional adjustments during the period were related with the final appraisal realized by independent experts, cancellation of systems that will not be used anymore and will be replaced by systems of Axtel and the effects of the of negative goodwill.

•	Intangible assets: The additional adjustments during the period were related with the final appraisal realized by independent experts and the effects of the negative goodwill.

•
Current liabilities: These adjustments correspond to the elimination of the accrual created in connection to the early termination of links leased by Avantel. The terminated contracts did not have any cost associated.

•	Long-term liabilities: This adjustment corresponds to the cancellation of the pension plan as mentioned in note 18.

•
Property, systems and equipment: The additional adjustments during the period were related with the final appraisal realized by independent experts, cancellation of systems that will not be used anymore and will be replaced by systems of Axtel and the effects of the of negative goodwill. Because the value of property, systems and equipment under US GAAP is higher than under Mexican GAAP and additional depreciation expense amounting to Ps. 171,151 was recorded.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

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

	Carrying amount	Estimated fair value
Long-term debt	654,744	623,961

(j)	Segment information

The Company believes that it operates in one business segment.  Management does view the business as consisting of two revenues streams (Mass market and Business Market); however it is not possible to attribute direct or indirect costs to the individual streams other than selling expenses.

(k)	Recently Issued Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. The Company does not expect that this will have a material impact in the financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. In February 2008, the FASB approved FASB Staff Position FAS 157-2 (“FSP 157-2”) that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP 157-2 did not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. SFAS No. 157 is effective for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually for the Company’s fiscal year beginning January 1, 2008. The Company will defer adoption of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company does not expect that this will have a material impact in the financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS No. 141(R) also requires that all assets, liabilities, contingent considerations and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141(R) requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. SFAS No. 141(R) is effective for the Company’s fiscal year beginning December 15, 2008 on a prospective basis for all business combinations for which the acquisition date is on or after the effective date of SFAS No. 141(R), with the exception of the accounting for adjustments to income tax-related amounts, which is applied to acquisitions that closed prior to the effective date of SFAS No. 141(R). The Company is evaluating the effect the implementation of SFAS No. 141(R) will have on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51.” SFAS No. 160 changes the accounting and reporting for minority interests such that minority interests will be recharacterized as noncontrolling interests and will be required to be reported as a component of equity, and requires that purchases or sales of equity interests that do not result in a change in control be accounted for as equity transactions and, upon a loss of control, requires the interest sold, as well as any interest retained, to be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for the Company’s fiscal year beginning December 15, 2008 with early adoption prohibited. The Company is evaluating the effect the implementation of SFAS No. 160 will have on the consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. SFAS No. 161 is effective for the Company’s fiscal year beginning November 15, 2008 with early adoption permitted. SFAS No. 161 does not impact the consolidated financial statements and the Company is evaluating the effect the implementation will have on the Notes to Consolidated Financial Statements.

In September 2006, the FASB’s Emerging Issues Task Force reached a consensus on Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (EITF 06-4). EITF 06-4 provides guidance on the accounting for arrangements in which an employer owns and controls the insurance policy and has agreed to share a portion of the cash surrender value and/or death benefit with the employee. This guidance requires an employer to record a postretirement benefit, in accordance with FASB Statement No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions” or APB Opinion No. 12, “Omnibus Opinion-1967, if there is an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period. This guidance is effective for reporting periods beginning after December 15, 2007. The Company is in the process of assessing the impact of adopting EITF 06-4 on its results of operations and financial position; however, the company currently expects that additional liabilities may be required to be recognized upon implementation of the consensus based on the current terms of certain life insurance arrangements with executive officers of the Company.

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

The condensed consolidating financial information is as follows:

Condensed consolidating balance sheets:
					Adjustments
			Combined	Combined	and	AXTEL
As of December 31, 2007		AXTEL	Guarantors	Non-guarantors	Eliminations	Consolidated

Current assets	Ps.	2,621,784	355,949	1,876,572	(1,131,385)	3,722,920
Property, systems and equipment, net		12,759,605	8,158	912,559	(451)	13,679,871
Concession rights, pre-operating expenses and deferred taxes		1,065,811	53,481	1,092,327	(91,249)	2,120,370
Investment in subsidiaries		1,279,191	-	15,249	(1,279,191)	15,249
Other-non current assets and long-term receivable		228,231	930	63,106	-	292,267

Total assets	Ps.	17,954,622	418,518	3,959,813	(2,502,276)	19,830,677

Current liabilities	Ps.	2,062,722	336,386	2,060,698	(1,131,385)	3,328,421
Long-term debt		7,069,771	-	415,184	-	7,484,955
Other non-current liabilities		71,783	57,514	203,226	(65,568)	266,955

Total liabilities		9,204,276	393,900	2,679,108	(1,196,953)	11,080,331

Total stockholders equity		8,750,346	24,618	1,280,705	(1,305,323)	8,750,346

Total liabilities and stockholders equity	Ps.	17,954,622	418,518	3,959,813	(2,502,276)	19,830,677

As of December 31, 2006

Current assets	Ps.	2,742,457	216,933	1,988,110	(1,665,201)	3,282,299
Property, systems and equipment, net		13,214,169	8,900	814,297	(765)	14,036,601
Concession rights, pre-operating expenses and deferred taxes		1,431,989	20,662	1,289,347	(510,942)	2,231,056
Investment in subsidiaries		366,803	-	14,127	(366,803)	14,127
Other non-current assets and long-term receivable		256,493	18,115	55,285	-	329,893

Total assets	Ps.	18,011,911	264,610	4,161,166	(2,543,711)	19,893,976

Current liabilities	Ps.	1,867,927	179,837	2,973,186	(1,665,201)	3,355,749
Long-term debt		7,745,706	-	548,576	-	8,294,282
Other non-current liabilities		513,956	28,571	328,038	(510,942)	359,623

Total liabilities		10,127,589	208,408	3,849,800	(2,176,143)	12,009,654

Total stockholders equity		7,884,322	56,202	311,366	(367,568)	7,884,322

Total liabilities and stockholders equity	Ps.	18,011,911	264,610	4,161,166	(2,543,711)	19,893,976

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

Condensed consolidating income statements:

					Adjustments
			Combined	Combined	and	AXTEL
For the year ended December 31, 2007		AXTEL	Guarantors	Non-guarantors	Eliminations	Consolidated

Telephone services and related revenues	Ps.	7,613,558	2,278,709	5,835,570	(3,537,227)	12,190,610
Cost of revenues and services		(1,919,571)	-	(3,806,717)	1,221,575	(4,504,713)
Selling and administrative expenses		(2,687,835)	(2,257,805)	(971,439)	2,315,652	(3,601,427)
Depreciation and amortization		(2,431,430)	(433)	(261,614)	2,790	(2,690,687)
Operating income		574,722	20,471	795,800	2,790	1,393,783
Comprehensive financing result, net		(445,793)	(2,562)	(53,299)	757	(500,897)
Other (expenses) income, net		(36,000)	(62,668)	247,122	(168,574)	(20,120)
Income tax		(72,984)	13,488	(134,155)	(189,549)	(383,200)
Investment in subsidiaries		471.051	-	1,430	(471,051)	1,430
Net income (loss)	Ps.	490,996	(31,271)	856,898	(825,627)	490,996

For the year ended December 31, 2006

Telephone services and related revenues	Ps.	6,160,475	1,353,883	689,836	(1,528,482)	6,675,712
Cost of revenues and services		(1,811,343)	-	(361,034)	68,016	(2,104,361)
Selling and administrative expenses		(2,154,854)	(1,361,461)	(204,256)	1,460,466	(2,260,105)
Depreciation and amortization		(1,557,081)	(470)	(2,503)	-	(1,560,054)
Operating income (loss)		637,197	(8,048)	122,043	-	751,192
Comprehensive financing result, net		(281,859)	(2,784)	(96,792)	1,194	(380,241)
Other income, net		(28,564)	3,368	(6,251)	(1,194)	(32,641)
Income tax		(125,984)	2,793	5,641	-	(117,550)
Investment in subsidiaries		21,622	-	1,652	(21,622)	1,652
Net income (loss)	Ps.	222,412	(4,671)	26,293	(21,622)	222,412

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

					Adjustments
			Combined	Combined	and	AXTEL
For the year ended December 31, 2005		AXTEL	Guarantors	Non-guarantors	Eliminations	Consolidated

Telephone services and related revenues	Ps.	5,362,393	1,092,908	-	(1,092,908)	5,362,393
Cost of revenues and services		(1,673,995)	-	-	-	(1,673,995)
Selling and administrative expenses		(1,799,405)	(1,115,352)	-	1,092,908	(1,821,849)
Depreciation and amortization		(1,219,741)	(512)	-	-	(1,220,253)
Operating income (loss)		669,252	(22,956)	-	-	646,296
Comprehensive financing result, net		(178,373)	(2,191)	-	1,494	(179,070)
Other income, net		7,579	1,650	-	(1,494)	7,735
Income tax		(171,422)	3,541	-	-	(167,881)
Investment in subsidiaries		(19,956)	-	-	19,956	-
Net income (loss)	Ps.	307,080	(19,956)	-	19,956	307,080

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

Condensed consolidating statements of changes in financial position:

					Adjustments
			Combined	Combined	and	AXTEL
For the year ended December 31, 2007		AXTEL	Guarantors	Non-guarantors	Eliminations	Consolidated

Operating activities:
Net income (loss)	Ps.	490,996	(31,271)	856,898	(825,627)	490,996
Charges (credits) to operations not requiring (providing) resources		2,033,363	17,286	266,126	681,781	2,998,556
Resources provided by (used in) operations		2,524,359	(13,985)	1,123,024	(143,846)	3,489,552
Net financing from (investment in) operations		(242,211)	(5,710)	(396,531)	381,648	(262,804)
Resources provided by (used in) operating activities		2,282,148	(19,695)	726,493	237,802	3,226,748

Financing activities:
Increase in common stock		192,280	-	-	-	192,280
Additional paid-in capital		194,540	-	-	-	194,540
Proceeds (payments of) from loans, net		(678,946)	(635)	(133,425)	635	(812,371)
Restricted cash and other accounts payable		106,926	-	-	-	106,926
Resources provided by financing activities		(185,200)	(635)	(133,425)	635	(318,625)

Investing activities:
Acquisition and construction of property, systems and equipment, net		(2,175,318)	(3)	(102,826)	(207,946)	(2,486,093)
Increase in investment in subsidiaries		-	-	-	-	-
Other assets		(51,252)	17,186	(5,741)	(30,491)	(70,298)
Resources used in investing activities		(2,226,570)	17,183	(108,567)	(238,437)	(2,556,391)

(Decrease) increase in cash and equivalents		(129,622)	(3,147)	484,501	-	351,732
Cash and equivalents at the beginning of the year		912,799	5,054	304,292	-	1,222,145
Cash and equivalents at the end of the year	Ps.	783,177	1,907	788,793	-	1,573,877

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

					Adjustments
			Combined	Combined	and	AXTEL
For the year ended December 31, 2006		AXTEL	Guarantors	Non-guarantors	Eliminations	Consolidated

Operating activities:
Net income (loss)	Ps.	222,412	(4,671)	26,293	(21,622)	222,412
Charges (credits) to operations not requiring (providing) resources		1,661,446	(95)	(6,223)	23,705	1,678,833
Resources provided by (used in) operations		1,883,858	(4,766)	20,070	2,083	1,901,245
Net financing from (investment in) operations		288,377	(21,400)	(366,427)	(2,553)	630,851
Resources provided by (used in) operating activities		2,172,235	(26,166)	386,497	(470)	2,532,096

Financing activities:
Increase in common stock		-	24,439	285,075	(309,514)	-
Additional paid-in capital		(9,804)	-	-	-	(9,804)
Proceeds (payments of) from loans, net		4,742,230	(470)	667,696	470	5,409,926
Restricted cash and other accounts payable		48,891	-	-	-	48,891
Resources provided by financing activities		4,781,317	23,969	952,771	(309,044)	5,449,013

Investing activities:
Acquisition and construction of property, systems and equipment, net		(7,037,705)	(24)	(816,800)	-	(7,854,529)
Increase in investment in subsidiaries		(309,514)	-	(12,474)	309,514	(12,474)
Other assets		(731,473)	3,550	(205,701)	-	(933,624)
Resources used in investing activities		(8,078,692)	3,526	(1,034,975)	309,514	(8,800,627)

(Decrease) increase in cash and equivalents		(1,125,140)	1,329	304,293	-	(819,518)
Cash and equivalents at the beginning of the year		2,037,939	3,724	-	-	2,041,663
Cash and equivalents at the end of the year	Ps.	912,799	5,053	304,293	-	1,222,145

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

				Adjustments
			Combined	and	AXTEL
For the year ended December 31, 2005		AXTEL	Guarantors	Eliminations	Consolidated

Operating activities:
Net income (loss)	Ps.	307,080	(19,956)	19,956	307,080
Charges (credits) to operations not requiring (providing) resources		1,411,118	5,205	(19,956)	1,396,367
Resources provided by (used in( operations		1,718,198	(14,751)	-	1,703,447
Net investment in operations		(184,236)	5,600	(706)	(179,342)
Resources provided by (used in) operating activities		1,533,962	(9,151)	(706)	1,524,105

Financing activities:
Increase in common stock		751,832	28,628	(28,628)	751,832
Additional paid-in capital		400,108	-	-	400,108
Payments of loans, net		612,213	(706)	706	612,213
Others		(39,077)	-	-	(39,077)
Resources provided by financing activities		1,725,076	27,922	(27,922)	1,725,076

Investing activities:
Acquisition and construction of property, systems and equipment, net		(1,767,041)	(51)	-	(1,767,092)
Investment in subsidiaries		(28,628)	-	28,628	-
Other assets		(41,498)	(17,238)	-	(58,736)
Resources used in investing activities		(1,837,167)	(17,289)	28,628	(1,825,828)

(Decrease) increase in cash and equivalents		1,421,871	1,482	-	1,423,353
Cash and equivalents at the beginning of the year		616,068	2,242	-	618,310
Cash and equivalents at the end of the year	Ps.	2,037,939	3,724	-	2,041,663

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

The tables below present combined balance sheets as of December 31, 2007 and 2006, and income statements and statements of changes in financial position for each of the years in the three-year period ended December 31, 2007 for the Guarantors.  Such information presents in separate columns each individual Guarantor, consolidation adjustments and eliminations, and the combined guarantors.  All significant related parties’ balances and transactions between the Guarantors have been eliminated in the “Combined Guarantors” column.

The amounts presented in the column “Combined Guarantors” are readily comparable with the information of the Guarantors included in the condensed consolidated financial information.

Guarantors’ Combined Balance Sheets:

As of December 31, 2007					Adjustments
Assets		Icosa	Inmobiliaria	Servicios Axtel	and Eliminations	Combined Guarantors

Cash and cash equivalents	Ps.	513	24	1,370	-	1,907
Related parties receivables		42,882	-	271,742	(4)	314,620
Refundable taxes and other accounts receivable		1,410	1,206	36,806	-	39,422

Total current assets		44,805	1,230	309,918	(4)	355,949

Property, systems and equipment, net		-	8,158	-	-	8,158
Deferred income taxes and employees’ profit sharing		3,172	-	50,416	(107)	53,481
Other non-current assets		403	123	404	-	930

Total assets	Ps.	48,380	9,511	360,738	(111)	418,518
Liabilities and Stockholders Equity

Account payable and accrued liabilities	Ps.	729	-	98,504	-	99,233
Taxes payable		22,602	14	116,005	-	138,621
Related parties payables		-	7,772	4	(4)	7,772
Other accounts payable		4,569	-	86,191	-	90,760

Total current liabilities		27,900	7,786	300,704	(4)	336,386

Deferred income taxes		-	107	-	(107)	-
Other non-current liabilities		6,270	-	51,244	-	57,514

Total liabilities		34,170	7,893	351,948	(111)	393,900

Equity		13,415	1,476	40,998	-	55,889
Net income (loss)		795	142	(32,208)	-	(31,271)

Total stockholders’ equity		14,210	1,618	8,790	-	24,618

Total liabilities and stockholders equity	Ps.	48,380	9,511	360,738	(111)	418,518

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

As of December 31, 2006
					Adjustments
Assets		Icosa	Inmobiliaria	Servicios Axtel	and Eliminations	Combined Guarantors

Cash and cash equivalents	Ps.	482	8	4,563	-	5,053
Accounts receivable		-	-	-	-	-
Related parties receivables		25,950	-	170,633	-	196,583
Refundable taxes and other accounts receivable		1,360	1,310	12,627	-	15,297

Total current assets		27,792	1,318	187,823	-	216,933

Property, systems and equipment, net		-	8,900	-	-	8,900
Deferred income taxes		1,111	-	19,702	(151)	20,662
Other non-current assets		1,695	128	16,292	-	18,115

Total assets	Ps.	30,598	10,346	223,817	(151)	264,610
Liabilities and Stockholders’ Equity

Account payable and accrued liabilities	Ps.	221	-	32,866	-	33,087
Taxes payable		11,059	-	73,095	-	84,154
Related parties payables		-	8,407	-	-	8,407
Other accounts payable		2,678	-	51,511	-	54,189

Total current liabilities		13,958	8,407	157,472	-	179,837

Deferred income taxes		-	151	-	(151)	-
Other non-current liabilities		3,225	-	25,346	-	28,571

Total liabilities		17,183	8,558	182,818	(151)	208,408

Equity		12,349	1,501	47,023	-	60,873
Net income (loss)		1,066	287	(6,024)	-	(4,671)

Total stockholders’ equity		13,415	1,788	40,999	-	56,202

Total liabilities and stockholders equity	Ps.	30,598	10,346	223,817	(151)	264,610

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

Guarantors’ Combined Income Statements:

					Adjustments
For the year ended December 31, 2007		Icosa	Inmobiliaria	Servicios Axtel	and Eliminations	Combined Guarantors

Rental, installation service and other revenues	Ps.	287,005	2,110	1,989,594	-	2,278,709

Administrative expenses		(279,934)	(500)	(1,977,871)	500	(2,257,805)

Depreciation and amortization		-	(430)	(3)	-	(433)

Operating income		7,071	1,180	11,720	500	20,471

Comprehensive financing result, net		(850)	(915)	(797)	-	(2,562)

Other (expenses) income, net		(4,014)	-	(58,154)	(500)	(62,668)

Income (loss) before income taxes		2,207	265	(47,231)	-	(44,759)

Income taxes		(1,412)	(123)	15,023	-	13,488

Net income (loss)	Ps.	795	142	(32,208)	-	(31,271)

For the year ended December 31, 2006

Rental, installation service and other revenues	Ps.	167,577	2,106	1,184,200	-	1,353,883

Administrative expenses		(165,872)	(519)	(1,195,589)	519	(1,361,461)

Depreciation and amortization		-	(446)	(24)	-	(470)

Operating income (loss)		1,705	1,141	(11,413)	519	(8,048)

Comprehensive financing result, net		(462)	(918)	(1,404)	-	(2,784)

Other (expenses) income, net		(223)	-	4,110	(519)	3,368

Income (loss) before income taxes		1,020	223	(8,707)	-	(7,464)

Income taxes		46	64	2,683	-	2,793

Net income (loss)	Ps.	1,066	287	(6,024)	-	(4,671)

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

					Adjustments
For the year ended December 31, 2005		Icosa	Inmobiliaria	Servicios Axtel	and Eliminations	Combined Guarantors

Rental, installation service and other revenues	Ps.	116,745	2,112	974,051	-	1,092,908

Administrative expenses		(118,329)	(259)	(997,023)	259	(1,115,352)

Depreciation and amortization		-	(461)	(51)	-	(512)

Operating (loss) income		(1,584)	1,392	(23,023)	259	(22,956)

Comprehensive financing result, net		(236)	(1,244)	(711)	-	(2,191)

Other income, net		19	-	1,890	(259)	1,650

(Loss) income before income taxes		(1,801)	148	(21,844)	-	(23,497)

Income taxes		172	42	3,327	-	3,541

Net (loss) income	Ps.	(1,629)	190	(18,517)	-	(19,956)

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

Guarantors’ Combined Statements of Changes in Financial Position:

					Adjustments
For the year ended December 31, 2007		Icosa	Inmobiliaria	Servicios Axtel	and Eliminations	Combined Guarantors

Operating activities:
Net income (loss)	Ps.	795	142	(32,208)	-	(31,271)
Non-cash items		2,685	384	14,217	-	17,286

Resources provided by (used in) operations		3,480	526	(17,991)	-	(13,985)

Net (investment in) financing from operations		(4,741)	120	(1,089)	-	(5,710)

Resources (used in) provided by operations, net		(1,261)	646	(19,080)	-	(19,695)

Financing activities:
Increase in common stock		-	-	-	-	-
Loans payment, net		-	(635)	-	-	(635)

Resources provided by (used in) financing activities		-	(635)	-	-	(635)

Investing activities:
Property, system and equipment, net		-	-	(3)	-	(3)
Other assets		1,292	5	15,889	-	17,186

Resources used in investing activities		1,292	5	15,886	-	17,183

Increase (decrease) in cash and equivalents		31	16	(3,194)	-	(3,147)

Cash and equivalents at the beginning of the year		483	8	4,563	-	5,054

Cash and equivalents at the end of the year	Ps.	514	24	1,369	-	1,907

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

					Adjustments
For the year ended December 31, 2006		Icosa	Inmobiliaria	Servicios Axtel	and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	Ps.	(1,066)	287	(6,024)	-	(4,671)
Non-cash items		527	381	(1,003)	-	(95)

Resources provided by (used in) operations		1,593	668	(7,027)	-	(4,766)

(Investment in) financing from operations, net		(8,475)	(74)	(12,851)	-	(21,400)

Resources (used in) provided by operations, net		(6,882)	594	(19,878)	-	(26,166)

Financing activities:
Increase in common stock		6,800	-	17,639	-	24,439
Loans payments, net		-	(470)	-	-	(470)

Resources provided by (used in) financing activities		6,800	(470)	17,639	-	23,969

Investing activities:
Property system and equipment, net		-	-	(24)	-	(24)
Other assets		109	(128)	3,569	-	3,550

Resources used in investing activities		109	(128)	3,545	-	3,526

Increase (decrease) in cash and equivalents		27	(4)	1,306	-	1,329

Cash and equivalents at the beginning of the year		455	12	3,257	-	3,724

Cash and equivalents at the end of the year	Ps.	482	8	4,563	-	5,053

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

					Adjustments
For the year ended December 31, 2005		Icosa	Inmobiliaria	Servicios Axtel	and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	Ps.	(1,629)	190	(18,517)	-	(19,956)
Non-cash items		799	420	3,986	-	5,205

Resources (used in) provided by operations		(830)	610	(14,531)	-	(14,751)

Net (investment in) financing from operations, net		(1,502)	94	7,008	-	5,600

Resources (used in) provided by operations, net		(2,332)	704	(7,523)	-	(9,151)

Financing activities:
Increase in common stock		3,039	-	25,589	-	28,628
Loans payment		-	(706)	-	-	(706)

Resources provided by (used in) financing activities		3,039	(706)	25,589	-	27,922

Investing activities:
Property system and equipment, net		-	-	(51)	-	(51)
Other assets		(908)	-	(16,330)	-	(17,238)

Resources used in investing activities		(908)	-	(16,381)	-	(17,289)

(Decrease) increase in cash and equivalents		(201)	(2)	1,685	-	1,482

Cash and equivalents at the beginning of the year		656	14	1,572	-	2,242

Cash and equivalents at the end of the year	Ps.	455	12	3,257	-	3,724

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

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

The main differences between Mexican GAAP and U.S. GAAP and their effect on combined guarantors’ net loss and stockholders’ equity as of December 31, 2007, 2006 and 2005 is presented below, with an explanation of the adjustments.

		Year ended December 31,
		2007	2006	2005

Net loss reported under Mexican GAAP	Ps.	(31,271)	(4,671)	(19,956)

U.S. GAAP adjustments
1. Deferred income taxes (A)		(7,092)	1,647	11,347
2. Allowance for post retirement benefits (B)		25,325	(5,875)	6,101
Total U.S. GAAP adjustments		18,233	(4,228)	17,448
Net loss under U.S. GAAP	Ps.	(13,038)	(8,899)	(2,508)

		Year ended December 31,
		2007	2006

Total stockholders’ equity reported under Mexican GAAP	Ps.	24,618	56,202

U.S. GAAP adjustments
1. Deferred income taxes (A)		(502)	6,876
2. Allowance for post retirement benefits (B)		(1,793)	(24,557)
Total U.S. GAAP adjustments		1,291	(17,681)
Total stockholders’ equity under U.S. GAAP	Ps.	25,909	38,521

Guarantors-Notes to the U.S. GAAP reconciliation

A.	Deferred income taxes

Deferred income taxes adjustment in the stockholders’ equity reconciliation to U.S. GAAP, as of December 31, 2007 and 2006, represented a decrease and increase of Ps. (502) and Ps. 6,876, respectively, as shown in the U.S. GAAP reconciliation.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

B.	Allowance for post retirement benefits

For the years ended December 31, 2004 and before, under Mexican GAAP (Bulletin D-3), severance payments were recognized in earnings in the period in which they were paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 replaces the issue of unforeseen payments with the one relating to “Payments Upon Termination of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the years ended December 31, 2007, 2006 and 2005 the guarantors recorded a (decrease) increase in net income of Ps. 25,391, Ps. (5,875) and Ps. 6,101, respectively; and for 2006 the Company cancelled a deferred charge of Ps. 17,071, as recorded under Mexican GAAP. The US GAAP liability amounts to Ps. 44,608 and Ps. 31,489 as of December 31, 2007 and 2006, respectively.

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2007 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.  The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.  The incremental effect of applying SFAS 158 on the Company’s financial position as of December 31, 2007 for items not yet recognized as a component of net periodic cost that were recognized in accumulated other comprehensive income was as follows:

		Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Severance, seniority premiums and other post retirements benefits long term portion	Ps.	47,257	(2,649)	44,608
Deferred income taxes assets (noncurrent)		(13,232)	742	(12,490)
Total liabilities	Ps.	34,025	(1,907)	32,118