Form 20-F/A
AXTEL SAB DE CV
filed 2009-01-22
CIK 1282636

United States

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A
(Amendment No. 1)
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______.

Commission file number:  333-114196

Axtel, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

Axtel

(Translation of Registrant’s Name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Blvd. Gustavo Díaz Ordaz 3.33 No. L-1

Col. Unidad San Pedro

San Pedro Garza García, N.L.

México, CP  66215
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
Yes:   _____            No:    [X]

EXPLANATORY NOTE

This Amendment No. 1 to Form 20−F (the "Form 20−F/A") amends our annual report for the fiscal year ended December 31, 2007, originally filed with the Securities and Exchange Commission ("SEC") on April 30, 2008 (the "Form 20−F"). The Form 20−F/A responds to SEC comments provided to us and therefore expands the disclosure in the following items:
•	Item 4.B.2- additional disclosure regarding aggregate revenues by category of activity and geographic market for each of the last three financial years,
•	Item 6.E- additional disclosure of the share ownership held by directors and senior management,
•
Item 7.A- additional disclosure of the number of shares and percentage of outstanding shares owned by each shareholder that is the beneficial owner of five percent or more of each class of our shares and

•	Item 10.B- identification and discussion of material differences, if any, between the rights, preferences and restrictions associated with our Series A and Series B common stock.

This Form 20-F/A includes the CEO and CFO certifications required under Section 1350 of Chapter 63 of Title 18 of the United States Code, filed herewith as Exhibits 13.1 and 13.2 and corrects the exhibit table under Item 19 to incorporate by reference and/or to file herewith certain exhibits which had not been incorporated by reference or filed with the Form 20-F.

Additionally, this Form 20-F/A corrects Note 25(l) to our consolidated financial statements to reflect the fact that all the subsidiaries of Axtel currently guarantee Axtel’s  11% senior notes due 2013 and 7 5/8% senior notes due 2017. Note 25(1) in the Form 20-F incorrectly stated that Axtel’s 11% senior notes due 2013 were guaranteed by only three subsidiaries of Axtel.

This Form 20−F/A continues to speak as of the date of the Form 20−F and no attempt has been made in this Form 20−F/A to modify or update disclosures in the original Form 20−F except as noted above. This Form 20−F/A does not reflect events occurring after the filing of the Form 20−F or modify or update any related disclosures and information not affected by the amendment is unchanged and reflects the disclosure made at the time of the filing of the Form 20−F with the SEC except as noted above. In particular, any forward−looking statements included in this Form 20−F/A represent management's view as of the filing date of the Form 20−F. Accordingly, this Form 20−F/A should be read in conjunction with any documents incorporated by reference therein and our filings made with the SEC to the filing of the Form 20−F, including any amendments to those filings.

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

Forward Looking Statements

This report on Form 20-F/A contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These forward-looking statements reflect our views with respect to our financial performance and future events.  All forward-looking statements contained herein are inherently uncertain.  Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein.  Many of these statements may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential,” among others.  Readers are cautioned not to place reliance on these forward-looking statements.  The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

•	competition in local services, long distance, data, internet, voice over internet protocol, or VoIP, services and video;

•	ability to attract subscribers;

•	changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

•	our ability to successfully conclude the integration of Avantel into Axtel;

•	our ability to manage, implement and monitor billing and operational support systems;

•	an increase in churn, or subscriber cancellations;

•	the control of us retained by certain of our stockholders;

•	changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	our need for substantial capital;

•	the effects of governmental regulation of the Mexican telecommunications industry;

•	declining rates for long distance traffic;

•	fluctuations in labor costs;

•	foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

•	the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

•	significant economic or political developments in Mexico and the United States;

•	the global telecommunications downturn;

•	the timing and occurrence of events which are beyond our control; and

•	other factors described in this Form 20-F/A.

Any forward-looking statements in this Form 20-F/A are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances.  Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations.  You are therefore cautioned not to place undue reliance on such forward-looking statements.  While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

Part I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.  Selected Financial Data

The following table provides our selected historical consolidated financial data.  The selected historical consolidated financial data for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this Form 20-F/A or in Forms 20-F filed in previous years.

The information presented below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and the consolidated financial statements and related notes thereto included elsewhere in this Form 20-F/A.

	Year Ended December 31,
	2003		2004		2005		2006		2007
	(Constant Ps. in millions as of December 31, 2007, except ratios, shares and margins)
Statement of Income Data:
Telephone services and related revenues	3,434.2		4,306.4		5,362.4		6,675.7		12,190.6
Cost of revenues and operating expenses	(3,301.9)		(4,025.0)		(4,716.1)		(5,924.5)		(10,796.8)
Income from operations	132.2		281.4		646.3		751.2		1,393.8
Interest expense, net	(234.0)		(287.1)		(349.9)		(390.6)		(790.6)
Foreign exchange (loss) gain, net	(375.8)		(8.2)		112.1		23.7		1.0
Change in fair value of derivative instruments	—		—		—		(24.8)		19.9
Monetary position	109.2		72.2		58.7		11.5		268.8
Other income (expense), net(1)	2,016.7		23.4		7.7		(32.6)		(20.1)
Cash severance and other items	(12.3)		—		—		—		—
Income before income taxes	1,636.0		81.8		475.0		338.3		872.8
Income tax expense	(580.4)		(167.8)		(167.9)		(117.6)		(383.2)
Equity in results of associated company	—		—		—		1.7		1.4
Net income (loss) from continuing operations	1,055.6		(86.0)		307.1		222.4		491.0
Net income (loss)	1,055.6		(86.0)		307.1		222.4		491.0
Shares outstanding	7,601,120,598		7,601,120,598		8,522,810,598		8,522,810,598		8,769,353,223
Net income (loss) from continuing operations per share (pesos)	0.1		(0.0)		0.0		0.0		0.1

Operating Data:
Depreciation and amortization	1,012.3		1,116.6		1,220.3		1,560.1		2,690.7
Investment in property, systems and equipment (fixed assets) (end of period)	730.8		1,629.5		1,767.1		7,854.5		2,486.1
Net Resources:
Operating activities	377.4		1,239.5		1,524.1		2,532.1		3,226.7
Investing activities	(844.4)		(1,708.4)		(1,825.8)		(8,800.6)		(2,556.4)
Financing activities	1,273.9		(104.3)		1,725.1		5,449.0		(318.6)
Increases (decreases) in cash or cash equivalents	806.9		(573.2)		1,423.4		(819.5)		351.7
Ratio of earnings to fixed charges under Mexican GAAP(2)	5.7	x	1.2	x	1.9	x	1.5	x	1.8	x
Ratio of earnings to fixed charges under US GAAP(2)	10.4	x	1.2	x	1.9	x	1.6	x	1.7	x
Total access lines in service (in thousands) (end of period)
Business	132.4		177.6		228.0		295.6		311.8
Residential	216.7		275.9		377.9		497.0		620.5
Total	349.1		453.5		605.9		792.5		932.3

	As of December 31,
	2003	2004	2005	2006	2007
	(Constant Ps. in millions as of December 31, 2007)
Balance Sheet Data:
Cash and cash equivalents	1,191.5	618.3	2,041.7	1,222.1	1,573.9
Capital stock	7,926.0	7,926.0	8,677.8	8,677.8	8,870.1
Total assets	9,562.5	9,633.7	11,696.2	19,894.0	19,830.7
Total debt	2,551.8	2,447.5	3,061.3	8,473.9	7,757.0
Total liabilities	3,231.6	3,389.2	4,055.1	12,009.7	11,080.3
Total shareholders’ equity	6,330.9	6,244.5	7,641.1	7,884.3	8,750.3
Net Assets	6,170.6	6,753.0	7,634.5	13,603.8	13,449.4
Dividends	—	—	—	—	—

Data in Accordance with US GAAP(3):

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(Constant Ps. in millions as of December 31, 2007)
Financial Data:
Income from operations	201.1	285.0	646.0	682.9	1,207.1
Income from continuing operations	3,222.7	81.7	537.5	212.6	1,120.5
Net income	3,222.7	81.7	537.5	212.6	1,120.5
Net income from operations per share	0.4	0.0	0.1	0.0	0.1
Capital stock	6,419.5	6,419.5	7,171.3	7,171.3	7,363.6
Shares outstanding	7,601,120,598	7,601,120,598	8,522,810,598	8,522,810,598	8,769,353,223
Total assets	9,059.8	9,296.9	11,760.5	20,407.3	20,495.2
Total debt	2,551.8	2,447.5	3,061.3	8,473.9	7,757.0
Total shareholders’ equity	5,709.9	5,791.3	7,418.3	7,752.6	9,256.7
____________________________
(1)	Other income for the year ended December 31, 2003 includes a net gain of Ps. 2,186.1 (US$187.9 million) due to our repurchase of certain debt.
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

Because Axtel’s acquisition of Avantel was consummated in December 2006, the historical financial information included in this Form 20-F/A covers only the 2007 period during which the two businesses were operated under common ownership. Accordingly, the historical financial information included in this Form 20-F/A may not reflect what our results of operations and financial condition would have been a combined entity during the years before 2007. Our limited operating history as a combined entity and the challenge inherent in concluding the integration of the previously independent businesses make evaluating our business and future financial prospects difficult. You should consider our potential for future business success and operating profitability in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

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

Our ability to achieve our strategic objectives and our overall performance and prospects depends on and will depend on, in large part, the successful, timely and cost-effective acquisition and performance of telecommunications equipment including wireless access products, as well as WiMAX-based technology equipment currently being deployed. If any of our vendors, including Motorola de México S.A. and Motorola Inc., which provides the “802.16e WiMAX technology” for a significant portion of our 2008 network access infrastructure investments, are unable or fail to continue supplying products, or if WiMAX is not able to comply with the expected capabilities, our network expansion and growth could be slowed and our operating results could be adversely affected.

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

As of December 31, 2007, we had approximately Ps. 7,757.0 million of debt and accrued interest and our ratio of net debt to Adjusted EBITDA for the twelve months ended December 31, 2007 was 1.5x.

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

(i)
would be converted into pesos at the exchange rate published by the Banco de México prevailing at the time of such declaration and would subsequently be converted into Unidades de Inversion, which is a unit pegged to the consumer price index determined by Banco de México, and payment would occur at the time claims of our other creditors are satisfied;

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

A. History and Development of the Company

Axtel, S.A.B. de C.V. was founded in 1994.  We are a variable capital corporation (sociedades anónimas de capital variable) organized under the laws of Mexico.  In June 1996, we were awarded by the Mexican government a concession to install and operate a public telecommunications network for the offering of local and long distance telephony services in Mexico.  In 1998 and 1999, we won several spectrum auctions, including for 60 MHz at 10.5 GHz for point-to-multipoint access, for 112 MHz at 15 GHz for point-to-point backhaul access, for 100 MHz at 23 GHz for point-to-point last mile access and for 50 MHz at 3.4 GHz for fixed wireless access, which together allow us to service the entire territory of Mexico.  In June 1999, we launched commercial operations in the city of Monterrey.

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

Our corporate offices are located at Blvd. Gustavo Díaz Ordaz km. 3.33 No. L-1, Col. Unidad San Pedro, San Pedro Garza García, N.L., México, CP 66215 (Telephone +52 (81) 8114-0000).

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

In December 2007, we entered into an agreement with Motorola de México S.A. de C.V. and Motorola Inc. to integrate WiMAX technology into AXTEL’s Network.  Additionally, we signed an agreement with the Méxican

Federal Electricity Commission (CFE) to have access to their extensive fiber optic network and increase our capacity of provisioning private line and data services in the country.

In the last couple of weeks of 2007, we were able to extend our business agreement with Nextel de México to continue providing Nextel de México with local services, spectrum, long distance calling and 01-800 numbers, and other services, in a significant number of Mexican cities until August 31, 2011.

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

c) Strategy

The key elements of our business strategy are:

Target Service Sectors with High Profitability Potential. We have divided our target market into the residential market and business market. In the residential market, we focus on high-usage residential customers. Within the business market, we address the needs of micro and small business as well as medium and large companies, multinationals, financial institutions and government entities. We have developed differentiated, targeted telecommunications services plans designed to capture business and retain high-usage customers in each market. We believe that by focusing on the business and high-usage residential customers within a coverage area we are able to increase the return per dollar invested in our network infrastructure. For the twelve-month period ended December 31, 2007, approximately 78% of our revenues were generated from business customers and 22% from residential customers.

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

       The Company’s revenues are derived from (a) customer’s use of our integrated network with central and local infrastructure and (b) commercial activities including provision of services and selling customer premises equipment. The Company generates revenues from customer’s utilization of our integrated network ubiquitously utilizing the same physical assets and operating under the same concessions.  Significant resources are allocated to the network on a total enterprise basis, without consideration of specific geographic areas.  Expenses incurred, are also incurred on a total enterprise basis. Therefore, the Company does not analyze its financial information on the basis of geographic market. To analyze revenues, the Company tracks the following five categories:

(i) Local services: We generate revenues by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls (‘‘measured service’’), a per minute usage fee for calls completed on a cellular line (‘‘calling party pays,’’ or “CPP” calls) and a monthly fee for value added services.

(ii) Long distance services: We generate revenues by providing long distance services for our customers’ completed calls.

(iii) Data and private lines: We generate revenues by providing Internet, data and network services, such as virtual private networks and dedicated private lines.

(iv) International traffic: We generate revenues by terminating international traffic from foreign carriers.

(v) Other services: We generate revenues from other services such as activation fees, from the sale and/or lease of customer premises equipment  for new customers and custom-made integrated telecommunications services to corporate customers.

The performance of each category, as described on pages 45 and 46 of this Form 20-F/A, is the following:

	Revenues (1)				% of Revenues
	Year ended December 31,				Year Ended December 31,
Revenue Source	2004	2005	2006	2007	2004	2005	2006	2007
Local calling services….	Ps. 3,002.5	Ps. 3,770.8	Ps. 4,330.0	Ps. 5,336.6	69.7%	70.3%	64.9%	43.8%
Long distance services…	425.9	487.9	583.6	1,532.2	9.9%	9.1%	8.7%	12.6%
Data & Network……….	214.5	215.7	459.1	2,513.8	5.0%	4.0%	6.9%	20.6%
International Traffic…...	410.2	509.3	552.8	1,210.2	9.5%	9.5%	8.3%	9.9%
Other services………….	253.4	378.7	750.2	1,597.8	5.9%	7.1%	11.2%	13.1%
Total……………………	Ps. 4,306.4	Ps. 5,362.4	Ps. 6,675.7	Ps. 12,190.6	100.0%	100.0%	100.0%	100.0%
(1) Amounts in constant Ps. in millions as of December 31, 2007.

We offer the following products and services:

Voice	Data
•      Business and Residential Line

•      Long Distance

•      Digital Trunks

•      Voicemail

•      Centrex Line

•      Customer Premise Equipment

•      Telephone Sets, Key Systems and PBX

•      Call Waiting, Call Forwarding, Caller ID,

•      Conference Call

•      Directory Assistance

•      Operator Services

•      Automatic Dialing

•      Unique number

•      Prepaid Services

•      Collect Calls

•      Virtual Line

•      Toll Free Services

Bundles:

•      Axtel in a Box

•      Axtel NeXt

•      Axtel x2

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

Market Share Within Coverage Market

As of December 31, 2007

	Date Launched
City		Res	Business	Total
Monterrey	Jun-99	16.1%	17.4%	16.5%
Guadalajara	Dec-99	12.3%	17.8%	13.8%
México	Mar-00	7.2%	10.8%	8.3%
Puebla	Jan-01	8.4%	13.4%	9.6%
Toluca	Jan-01	8.8%	14.2%	9.8%
León	Jan-01	11.6%	20.5%	13.8%
Querétaro	Jul-04	9.8%	11.2%	10.3%
San Luis Potosí	Jul-04	16.8%	21.1%	17.8%
Aguascalientes	Oct-04	12.8%	7.7%	10.9%

	Date Launched
City		Res	Business	Total
Saltillo	Oct-04	10.9%	13.0%	11.4%
Ciudad Juarez	Nov-04	8.1%	7.0%	7.8%
Tijuana	Nov-04	20.4%	6.5%	15.7%
Torreon	Feb-06	7.8%	9.2%	8.1%
Veracruz	Feb-06	11.9%	14.6%	12.4%
Chihuahua	Mar-06	8.6%	6.6%	8.0%
Celaya	May-06	9.3%	8.7%	9.1%
Irapuato	Aug-06	7.0%	3.5%	6.2%
Cuernavaca	Mar-07	9.6%	7.3%	9.1%
Tampico	Mar-07	13.9%	6.9%	11.9%
Morelia	May-07	9.4%	10.1%	9.5%
Xalapa	Jun-07	11.5%	7.1%	10.6%
Mérida	Jun-07	6.1%	3.0%	5.2%
Hermosillo	Ago-07	5.3%	2.1%	4.4%
Reynosa	Oct-07	2.6%	0.4%	2.0%
Cd. Victoria	Oct-07	4.0%	0.8%	3.3%
Pachuca	Oct-07	1.8%	0.9%	1.6%
SJ del Río	Oct-07	3.4%	0.9%	2.8%
TOTAL		9.6%	11.8%	10.3%

Source: Market share percentages are company estimates based on number of lines in service divided by the average teledensity per square kilometer of coverage for each one of our radiobases.

Banamex, and its Mexican affiliates, Verizon Communications (formerly MCI) and Nextel de México represent 19% of our total revenues as of December 31, 2007. We signed a five-year contract with Banamex on November 30, 2006, renewable for another five years, to provide products and services for all their telecommunications needs in existing and new operations. Verizon Communications provides us a significant volume of international traffic to terminate in Mexico, representing 2% of our total revenues for 2007. We have maintained this relationship with Verizon Communications since 1995. Nextel de México provides telecommunications services to its customers through access to our network. We first entered into a services agreement with Nextel de México in April 2001, and this agreement has been extended seven times. Pursuant to this business relationship, we extended the agreement until August 31, 2011 to continue providing Nextel de México with local services, spectrum, long distance calling and 01-800 numbers, and other services, in a significant number of Mexican cities. Under this extension, we are guaranteed certain minimum levels of traffic every year until the expiration of the agreement.

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

The following summarizes our local infrastructure as of December 31, 2007:

City	FWA	Symmetry	WiMAX	PMP Sites	PTP Links	Switches	Metro Fiber Rings (Kms)
Monterrey	64	18	4	29	270	7	349
Guadalajara	63	8	19	23	231	5	145
Mexico	159	29		55	567	11	498
Puebla	20	3		7	79	1	70
Toluca	9	3		3	58	1	15
León	13	5		6	45	1	36
Querétaro	8	6		6	41	0	1
San Luís Potosí	11	5		5	16	0	22
Saltillo	7	4		4	31	0	37
Aguascalientes	9	5		4	15	0	9
Cd. Juárez	10	4		6	29	1	25
Tijuana	9	0		6	16	2	5
Torreón	7	5		3	34	1	6
Veracruz	6	5		4	16	1	24
Chihuahua	8	5		6	23	1	9
Celaya	2	3		2	13	0	10
Irapuato	0	3		1	0	0	19
Cuernavaca	5	2		3	16	0	5
Tampico	5	3		3	24	0	11
Morelia	4	4		2	4	2	3
Merida	4	3		2	21	1	16
Xalapa	3	3		1	1	0	5
Hermosillo	5	3		3	1	2	1
Others	0	14	0	6	4	0	45
Total	431	143	23	190	1,555	37	1,366

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

Prices and tariffs charged under these long distance interconnection agreements are denominated in US dollars and then converted into Mexican pesos based on monthly exchange rates published by Banco de México.

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

Concessions and permits

To provide telephony services in Mexico through a public telecommunications network, a service provider must first obtain a concession from the SCT. Pursuant to the Federal Telecommunications Law, concessions for public telecommunications networks may not exceed a term of 30 years, and concessions for spectrum frequencies may not exceed a term of 20 years. Generally, concessions for public telecommunications networks and spectrum frequencies may be extended for a term equivalent to the term for which the concessions were originally granted as long as the concessionaire is in compliance with ongoing obligations stated therein. Concessions specify, among other things:

·	the type and technical specifications of the network, system or telecommunication services that may be provided;

•	the allocated spectrum frequencies, if applicable;

•	the geographical region in which the holder of the concession may provide the telecommunication service;

•	the required capital expenditure program;

•	the term during which such service may be provided;

•	the payment, where applicable, required to be made to acquire the concession, including, if applicable, the participation of the Mexican government in the revenues of the holder of the concession; and

•	any other rights and obligations affecting the concession holder.

In addition to concessions, the SCT may also grant permits for the following:

•	installing, operating or exploiting transmission-ground stations; and

•	providing telecommunications services as a reseller.

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

Termination. A concession or a permit may be terminated pursuant to the Federal Telecommunications Law upon the following events:

•	expiration of its term;

•	resignation by the concession holder or the permit holder;

•	dissolution or bankruptcy of the concession holder or the permit holder; or

•	revocation by SCT.

Revocation. A concession or a permit may be revoked pursuant to the Federal Telecommunications Law upon the following events:

•	failure to exercise the rights of the concession within 180 days of its granting;

•	failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;

•	loss of the concession or permit holder’s Mexican nationality;

•	unauthorized assignment, transfer or encumbrance of the concession or permit;

•	unauthorized interruption of service;

•	taking any action that impairs the rights of other concessionaires or permit holders;

•	failure to comply with the obligations or conditions specified in the concession or permit; and

•	failure to pay the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession.

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

Name	Utilization/Use	Location	Area in m2	Property	Contract Ending Date
Headquarters Monterrey	Administrative	Monterrey	39,779	Lease	25/05/2015
Voice Center Apodaca	Operating Center	Monterrey	11,978	Lease	14/09/2005
Call Center	Operating Center	Santa Catarina	10,389	Lease	31/07/2011
Torre Axtel Santa Fe	Administrative	Mexico	10,259	Lease	01/01/2011
Workcenter Alse Blanco	Operating Center	Mexico	7,352	Lease	01/12/2011
Headquarters Axtel Reforma	Administrative	Mexico	6,150	Lease	28/02/2008
Switch 1	Technology Facility	Guadalajara	5,550	Owned	-
CIC Apodaca	Technology Facility	Monterrey	5,164	Lease	14/09/2005
Switch 2	Technology Facility	Mexico	3,434	Owned	-
Switch 1	Technology Facility	Monterrey	3,096	Owned	-
Workcenter San Jerónimo	Operating Center	Monterrey	3,093	Lease	03/03/2012
Switch y Workcenter	Operating and administrative center	Cd. Juarez	3,043	Owned	-
Offices	Administrative	Tampico	3,000	Lease	30/11/2011
CIC Puente	Technology Facility	Mexico	2,851	Owned	-
Switch 2	Technology Facility	Guadalajara	2,376	Owned	-
Switch 2	Technology Facility	Monterrey	2,111	Lease	30/03/2030
Offices and MAP	Administrative	Mérida	1,908	Lease	31/03/2010
Switch 1 y 3	Technology Facility	Mexico	1,898	Owned	-
Workcenter	Operating Center	Xalapa	1,724	Lease	30/10/2016
Workcenter	Operating Center	Leon	1,516	Owned	-
Workcenter	Operating Center	Tijuana	1,500	Lease	31/07/2007
Warehouse México	Operating Center	Mexico	1,500	Lease	01/05/2007
MSF Triunfo	Operating Center	Mexico	1,393	Owned	-
Systems Site Apodaca	Technology Facility	Monterrey	1,369	Leased	14/09/2005
Workcenter	Operating Center	Aguascalientes	1,200	Lease	14/06/2010
Workcenter	Operating Center	Reynosa	1,200	Lease	31/07/2010
Offices	Administrative	Puebla	1,193	Lease	30/09/2010
Warehouse Guadalupe	Operating Center	Monterrey	1,193	Lease	01/05/2006
Switch	Technology Facility	Toluca	1,188	Owned	-
POP Guadalupe	Technology Facility	Monterrey	1,140	Lease	01/10/2010
Offices, Administrative and MAP Admon. and Workcenter	Workcenter	Saltillo	1,100	Lease	31/05/2024
Oficinas y MAP	Administrative	Xalapa	1,100	Lease	27/02/2017
Switch	Technology Facility	Leon	1,099	Owned	-
Workcenter	Operating Center	Coatzacoalcos	1,061	Lease	31/12/2017
Workcenter	Operating Center	Veracruz	1,058	Lease	30/09/2011
Workcenter	Operating Center	Hermosillo	1,019	Lease	31/03/2010
Workcenter	Operating Center	Mérida	1,000	Lease	28/02/2009
Workcenter	Operating Center	Hidalgo	1,000	Lease	30/06/2010
Workcenter	Operating Center	Cd. Victoria	1,000	Lease	14/07/2010
Workcenter	Operating Center	Cuernavaca	1,000	Lease	14/10/2009
Workcenter	Operating Center	Culiacán	1,000	Lease	14/10/2010

Item 4.A UNRESOLVED STAFF COMMENTS

Not Applicable

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Form 20-F/A.  The following discussion includes certain forward-looking statements.  For a discussion of important factors, including the continuing development of our business, actions of regulatory authorities and competitors and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see Item 3.D.  “Risk Factors.”

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

b) Key performance indicators

Management evaluates the performance of the Company by tracking the following indicators:

	2005								2006								2007
	1	Q	2	Q	3	Q	4	Q	1	Q	2	Q	3	Q	4	Q	1	Q	2	Q	3	Q	4	Q
Revenues(1)	1,238.5		1,325.6		1,372.1		1,426.2		1,406.3		1,510.3		1,580.9		2,178.1		3,005.5		3,116.0		3,081.3		2,987.9
Local Service	854.3		933.9		966.6		1,015.9		998.7		1,065.7		1,108.0		1,157.6		1,278.8		1,326.1		1,337.5		1,394.3
Long Distance Services	111.7		123.7		128.3		124.2		113.5		129.9		133.8		206.5		402.7		419.4		352.3		357.7
Data	49.5		50.5		56.4		59.3		60.6		69.1		80.3		249.2		619.5		628.4		645.8		620.1
International traffic	134.6		124.4		124.3		126.0		118.6		125.4		121.4		187.4		293.0		330.4		313.9		272.9
Other Services	88.4		93.0		96.5		100.8		114.9		120.3		137.5		377.5		411.5		411.7		431.7		342.9
Cost of Revenues and Operating Expenses (1)	(831.5)		(865.0)		(880.6)		(918.6)		(896.8)		(973.2)		(1,025.4)		(1,469.0)		(2,070.8)		(2,054.7)		(1,995.2)		(1,985.4)
Access Lines (2)(3)(5)	490.2		529.7		567.2		605.9		648.4		697.0		733.1		792.5		815.2		843.7		884.6		932.3
Average Lines (2)(5)(6)	471.9		509.9		548.4		586.5		627.2		672.7		715.0		762.8		803.9		829.5		864.2		908.5
Monthly ARPU (4)(5)(7)	682.4		691.4		665.5		647.9		591.1		592.5		578.9		596.1		697.2		701.4		651.8		642.8
Customers (2)(3)(5)	307.9		327.7		347.5		368.2		394.0		422.0		444.6		502.4		518.0		543.8		576.0		623.2
Presubscription (LD) users (2)(3)(5)	0.0		0.0		0.0		0.0		0.0		0.0		0.0		298.5		280.8		270.0		265.1		246.1
__________________________

(1)	Amounts in constant Ps. in millions as of December 31, 2007.
(2)	Amounts in thousands.
(3)	Figures as of the end of each period.
(4)	Amounts in constant Ps. as of December 31, 2007.
(5)	Unaudited information.
(6)	Average Lines is the result of the Access Lines at the beginning of the period plus Access Lines at the end of the period divided by 2.
(7)	Monthly ARPU is the result of the sum of local and long distance revenues divided with the Average Lines of the quarter divided by 3.

Revenues

We derive our revenues from:

•	Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat

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

c) Year Over Year Comparisons

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Revenues from Operations

Revenues for 2007 were Ps. $12,190.6 million, compared to Ps. $6,675.7 million in 2006, an increase of Ps. $5,514.9 million or 83%.  The number of access lines increased to 932,292  from 792,532, an increase of 18%, and our average revenue per user decreased from Ps. 590 pesos in 2006 to Ps. 673 pesos in 2007.

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

Other services. Revenue from other services accounted for Ps. 1,597.8 million in 2007, an increase of Ps. 847.6 million, or 113%, from Ps. 750.2 million registered in 2006, primarily due to and increase of Ps. 229.9 million  from integrated services and Ps. 75.3 million from the sale of customer premises equipments (“CPEs”).  Other revenues that include activation fees, interconnections and special services among others made up the difference.

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

Operating Expenses. For the twelve-month period ended December 31, 2007, operating expenses increased to Ps. 3,601.4 million, from Ps. 2,260.1million in 2006, an increase of Ps. 1,341.3 million, or 59%. Among others, increases of Ps 734.6 million, Ps. 94.6 million and Ps. 53.3 million in personnel, consulting and outsourcing and advertising expenses, respectively explain this growth.

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

International traffic. Revenues generated from international calls terminated in Mexico totaled Ps. 552.8 million in 2006, compared to Ps. 509.3 million in 2005, an increase of Ps. 43.5 million, or 8.5%. This growth is due to handling more international traffic in 2006 compared to the previous year.

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

Critical Accounting Policies

Our consolidated financial statements included elsewhere in this Form 20-F/A have been prepared in accordance with Mexican GAAP, which differ in significant respects from US GAAP.  See Note 25 to our consolidated financial statements, included elsewhere in this Form 20-F/A, for a description and the effects of the principal differences between Mexican GAAP and US GAAP as they relate to us.

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

Based on the provisions and interpretations of SAB 104, for purposes of the US GAAP reconciliation, we have deferred the activation revenues over a three-year period starting in the month such charge is originated.  This period was determined based on our experience.  The net effect of the deferral and amortization is presented in the US GAAP reconciliation presented in this Form 20-F/A.

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

B. Liquidity and Capital Resources

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

Indebtedness

During the twelve-month period ended on December 31, 2006, we incurred in significant new indebtedness to finance the acquisition of Avantel. In addition, in February 2007, we prepaid Ps. 3,383.4 million (US$311.0 million) of the Bridge Loan with the proceeds of the Senior Note we issue on February 1,2007 due on 2017 . See Item 11  “Quantitative and Qualitative Disclosures About Market Risk”, for hedging transactions related to our indebtedness. The following table summarizes our total debt, currency and interest rate structure as of December 31, 2007.

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

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information.

The following discussion contains forward-looking statements that reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. In this Form 20-F/A, the words "expects," "believes," ”anticipates," "estimates," "intends," "plans," "probable" and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements necessarily involve risks and uncertainties that could cause actual results to differ.

In 2007, we made significant progress in the integration of Avantel, consolidating our position as the largest fixed-services telecommunications company in Mexico measured by lines in service, revenues, and EBITDA, after the incumbent. Our robust network and comprehensive portfolio of products and services allowed us to continue growing in existing cities and commencing operations in 10 new cities in 2007. We expect to continue growing primarily from customer acquisitions in our current markets as we continue to expand our coverage and capacity in the major metropolitan areas that we currently serve.  We also expect to expand into selected geographies we do not yet serve through organic growth and, possibly, strategic acquisitions or commercial agreements. The Mexican telecommunications industry is highly influenced by various factors, such as: (i) competition in local services, long distance, data, internet, voice over internet protocol, or VoIP, services and video; (ii) ability to attract subscribers; (iii) changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes; (iv) the effects of governmental regulation of the Mexican telecommunications industry; (v) declining rates for long distance traffic; and (vi) other factors described in this Form 20-F/A.

Therefore, a number of factors that have been particularly significant to the results of operations for the periods discussed in this Form 20-F/A, and the expected results for upcoming years, requires an appreciation of the telecommunications industry in Mexico, competition from existing and new entrants, prices in local and long-distance services, economic conditions in Mexico and the U.S.A., exchange and inflation rates, among many other factors described in this Form 20-F/A.

E. Off-balance sheet arrangements.

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

The following table presents information concerning our directors and executive officers as of April 25, 2008:

Officer	Position
Tomás Milmo Santos	Chairman, Director and Chief Executive Officer
Patricio Jiménez Barrera	Chief Financial Officer and Director
Andrés Velásquez Romero(1)	Executive Director - Mass and Business Markets and Alternate Director
Bruno Gustavo Ramos Maza	Executive Director - Strategic Accounts
Ivan Alonso Hernández	Executive Director - Technology
Alberto de Villasante Herbert(1)	Executive Director - Negotiations, Alliances and Institutional Relations and Alternate Director
José Eloy Valerio Treviño	Vice President of Human Resources
Gerardo González Villarreal	Audit Director
Federico Gil Chaveznava	General Counsel
Thomas Milmo Zambrano	Director
Alberto Santos de Hoyos	Director
Lorenzo H. Zambrano Treviño	Director
Alberto Garza Santos	Director
Héctor Medina Aguiar	Director
Bernardo Guerra Treviño(2)(3)	Director
Fernando Quiroz Robles(2)(3)	Director
Lawrence H. Guffey(2)(3)	Director
Balbina Milmo Santos(1)	Alternate Director
Francisco Garza Zambrano(1)	Alternate Director
Alberto Santos Boesch(1)	Alternate Director
David Garza Santos(1)	Alternate Director
Ramiro Villarreal Morales(1)	Alternate Director
Mauricio Morales Sada(1)	Alternate Director
Javier Arrigunaga Gómez del Campo(1)	Alternate Director
Benjamin Jenkins(1)	Alternate Director

(1)	The role of alternate director is to perform the role of the primary director if the primary director is not in attendance.

(2)	Independent Directors.

(3)	Member of audit and corporate practices committee.

Set forth below is a summary of the business experience, functions, areas of expertise and principal outside business interests of our current directors, alternate directors and senior management.  The business address for each of our current directors, alternate directors and senior management is Blvd. Gustavo Díaz Ordaz km. 3.33 No. L-1, Col. Unidad San Pedro, San Pedro Garza García, N.L., México, CP 66215.

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

Andrés Velázquez Romero has held the position of Executive Director of Mass and Business Markets in Axtel since March 2007. Prior to his current position, Mr. Velazquez held various Senior Management positions in Axtel including Executive Director for Central Region and Treasurer and Administrative Director.  Mr. Velázquez has been responsible for treasury, risk management, credit lines, funding structure and foreign exchange for a number of banking institutions. Prior to joining Axtel, he was the COO in charge of the Banca Serfín International Agency in New York. Mr. Velázquez holds a degree in Economics from the ITAM in Mexico City.

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

Héctor Medina Aguiar has been a Director of Axtel since October 2003. Mr. Medina is the Executive Vice-President of Planning and Finance of Cemex, S.A. de C.V. and responsible for worldwide strategic planning and finance. Before joining Cemex, Mr. Medina was a Senior Manager at Grupo Alfa S.A. de C.V.  He is Chairman of the Board of Universidad Regiomontana, Board Member of Minera Autlan, Cementos Chihuahua, Nacional Monte de Piedad and Mexfrutas. Mr. Medina is also member of the Advisory Committee of the Monterrey Institute of Technology (Instituto Tecnológico y de Estudios Superiores de Monterrey).  Mr. Medina is a graduate of the Instituto Tecnológico y de Estudios Superior de Monterrey with a degree in Chemical Engineering. He also holds an M.S.C. degree in Management from the University of Bradford Management Center in England and an M.S. degree from the Escuela de Organización Industrial in Spain.

Bernardo Guerra Treviño has been a Director of Axtel since April 2006. Chief Executive Officer, and founding member in 1995, of MG Capital, an independent asset management firm in Mexico. From 1986 to 1995, he held different positions in financial institutions in Monterrey. Mr. Guerra holds an Industrial Engineering degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM). He currently serves in the Board of Director of Promotora Ambiental S.A.B. de C.V.(PASA) and Banco Ahorro Famsa S.A.

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

Javier Arrigunaga Gomez del Campo has been an Alternate Director of Axtel since April 2007. Mr. Arrigunaga is General Counsel and Head of Insititutional Development for Citigroup Latinamerica and Banamex. Prior to his current position, Mr. Arrigunaga was Mexico’s Ambassador at OECD and held various Executive positions in Banco de México (Mexico’s Central Bank) including General Counsel and Secretary of the Board of Governors. Mr. Arrigunaga has been Director of AeroMéxico, Mexicana and Scotiabank. Mr. Arrigunaga holds a Law degree from the Universidad Iberoamericana and a L.L.M. from Columbia University.

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

Alberto Santos Boesch has been an Alternate Director of Axtel for Mr. Alberto Santos de Hoyos since June 17, 2005. Mr. Santos has held the position of Chief Executive Officer at Empresas Santos, S.A. since the year 2000. He is a shareholder and director of Grupo Tres Vidas Acapulco, S.A., Desarrollos Marinos del Caribe (Hotel Mandarin Oriental Rivera Maya) and Gimnasio Body-tek, S.A.  Mr. Santos is also a member of Generación 2000 and Grupo México Nuevo. He is currently the Chairman of the Board of Directors of Grupo Monde (Mundo de Adeveras theme park). Mr. Santos holds a degree in International Studies from the Universidad de Monterrey as well as international studies from Cushing Academy.

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

Mauricio Morales Sada has been an Alternate Director of Axtel for Mr. Bernardo Guerra Treviño since April 2006. Mr. Morales Sada is president, and founding member in 1995, of MG Capital, an independent asset management firm in Mexico. From 1984 to 1995, he held different positions in financial institutions in Monterrey. Mr. Morales holds a Mechanical Engineering degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM), and currently serves in the Advisory Committee for the Business Incubator of the same institute.

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

E. Share Ownership

Share ownership of directors and senior management as of December 31, 2008 is as follows:

NAME	POSITION	Series A	% of total ownership	Series B	CPOs (1)	% of total ownership	% total
Tomás Milmo Santos	Chairman, CEO	27,855,354	0.3%	3	170,000,959	13.7%	13.9%
Thomas Milmo Zambrano	Director	17,369,850	0.2%	12	97,909,183	7.9%	8.0%
Lorenzo Zambrano Treviño	Director	-	-	-	-	-	-
Alberto Santos de Hoyos	Director	15,505,689	0.2%	15	64,362,365	5.2%	5.3%
Patricio Jiménez Barrera	Director, Senior Mgt.	-	-	-	-	-	(*)
Alberto Garza Santos	Director	-	-	-	-	-	(*)
Hector Medina Aguiar	Director	-	-	-	-	-	-
Bernardo Guerra Treviño	Director	-	-	-	-	-	(*)
Fernando Quiroz Robles	Director	-	-	-	-	-	-
Lawrence H. Guffey	Director	-	-	-	-	-	-
Alberto de Villasante Herbert	Alternate Director, Senior Management	-	-	-	-	-	(*)
Balbina Milmo Santos	Alternate Director	-	-	-	-	-	(*)
Francisco Garza Zambrano	Alternate Director	-	-	-	-	-	(*)
Alberto Santos Boesch	Alternate Director	-	-	-	-	-	(*)
Andrés Velázquez Romero	Alternate Director, Senior Management	-	-	-	-	-	(*)
David Garza Santos	Alternate Director	-	-	-	-	-	(*)
Ramiro Villarreal Morales	Alternate Director	-	-	-	-	-	-
Mauricio Morales Sada	Alternate Director	-	-	-	-	-	(*)
Javier Arrigunaga Gómez del C.	Alternate Director	-	-	-	-	-	-
Benjamin Jenkins	Alternate Director	-	-	-	-	-	-
Bruno Ramos Maza	Senior Management	-	-	-	-	-	-
Iván Emilio Alonso Hernández	Senior Management	-	-	-	-	-	-

 (*) Beneficially owns less than 1% of the capital stock of the Company in accordance with Item 6.E of Form 20-F
(1) 1 CPO is equal to 7 Series B shares

None of the shares held by Directors or Senior Management grant to their holders different voting rights.

As of December 31, 2007 (except as otherwise noted), there are no arrangements that involve any employees in the capital of the Company or any arrangement that mandates the issue or grant of options or shares or securities of the Company.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Mexican law limits foreign ownership of those companies, like ours, owning certain telecommunications concessions to 49% of the voting stock of such companies.

        The following chart reflects information with respect to each shareholder that is the beneficial owner of five percent or more of each class of the Company’s shares including the shares held by the trustee of the CPO trust as of December 31, 2008, to the extent that the information is known to the Company or can be ascertained from public filings:

(i)	Total Number of Shares: 8,769,353,223 shares (including Series A and Series B shares).

(ii)	Shares held by Nacional Financiera, S.N.C., as trustee of the CPO Trust: 8,672,716,395 shares, which represents 98.9% of the entire capital stock of the Company.

(iii)	Beneficial owners of 5% or more of the Company’s shares:

NAME	NATIONALITY (1)	Series A	% of total ownership	Series B	CPOs (2)	% of total ownership	% total

Tomás Milmo Santos	Mexican	27,855,354	0.3%	3	170,000,959	13.7%	13.9%
Thomas Milmo Zambrano	Mexican	17,369,850	0.2%	12	97,909,183	7.9%	8.0%
Alberto Santos de Hoyos	Mexican	15,505,689	0.2%	15	64,362,365	5.2%	5.3%
Credit Suisse & BBVA (3)	Foreign	-	-	12	119,000,000	9.5%	9.5%
Telecomunicaciones Holding Mx (4)(5)	Foreign	-	-	-	111,490,101	8.9%	8.9%
 (1) Foreign holders must hold their Series B shares beneficially through CPO’s or ADS.
(2) 1 CPO is equal to 7 shares.
(3) Share ownership through 3-year forward agreement with Impra Café S.A. de C.V., a subsidiary of Cemex S.A.B. de C.V.  Based upon information available to the Company as of March 31, 2008.
(4) Based upon information available to the Company during the latest annual shareholder's meeting dated April 23, 2008.
(5) Telecommunicationes Holding MX is an afffiliate of Citigroup, Inc.

At December 31, 2008, 98.9% of our outstanding Series B Shares were held by the CPO trust, with each CPO representing the right to receive 7 Series B Shares.  We do not have information concerning CPO holders with registered addresses in the United States.

(iv)	Securities (representing capital stock) of the Company held in the United States: 6,260 ADR’s = 43,820 shares.

(v)	Number of record holders in the United States: 1.

None of the shares held by the persons or entities mentioned above grant to their holders different voting rights.

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

•
Fundación Axtel A.C., a non-profit charity, was founded in 2005 to promote provide assistance in the communities where we operate. Among others, Tomas Milmo Santos and Patricio Jimenez serve as Directors in Fundación Axtel.  For the twelve-month period ended December 31, 2007, we contributed US$1.6 million to Fundación Axtel.

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

There are no material differences between the rights, preferences and restrictions associated to the company’s Series A and Series B shares.  However, for administrative purposes and pursuant to the authorization granted by the Mexican “Dirección General de Inversion Extranjera” (Foreign Investments Authority) for the constitution of the CPO Trust, Series A shares are ordinary shares not subject to and not governed by the CPO Trust, may only be subscribed by Mexicans and shall always comprise at least 1% of the capital stock of the Company.

Series B shares may either be subscribed in the form of (i) ordinary shares (not subject to the CPO Trust), or (ii) “Certificados de Participación Ordinarios” (“CPO’s”), the latter are subject to, and governed by, the CPO Trust. Series B shares may be subscribed freely by Mexicans or by foreign investors, provided however that, if such shares are subscribed by foreign investors, the subscription has to be made in the form of CPO’s and subject to the CPO Trust or in the form of American Depositary Shares.

In accordance with the Company’s bylaws and as of this date, the entire capital stock of the company is represented by “Class I” shares (which consist of all Series A and Series B shares). Due to the fact that that Series A and Series B shares are of the same Class, and in accordance with the bylaws of the Company and the Mexican Ley General de Sociedades Mercantiles (Mexican Companies Law), all shares of the Company grant to their record holders and beneficial owners the same rights, preferences and restrictions.

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

General extraordinary shareholders’ meetings are those called to consider:

•	extension of our duration or voluntary dissolution;

•	an increase or decrease in the fixed portion of our capital;

•	change of our corporate purpose or nationality;

•	any merger or transformation into another type of company;

•	issuance of preferred stock or bonds;

•	any amendments to our bylaws;

•	our spin-off;

•	the redemption of shares with retained earnings; and

•	the cancellation of the registration of shares at the RNV or any stock exchange (except for automated quotation system).

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

•
A Mexican court in the event the Board of Directors or the Audit and Corporate Practices Committee does not comply with a valid request of the shareholders as described in the immediately preceding bullet point; and

•
the Board of Directors or a Mexican court, at any shareholder’s request, provided that no ordinary meeting has been held for two consecutive years to deal with the appointment of directors and the annual reports of the Chief Executive Officer, the Board of Directors and the Audit and Corporate Practices Committee.

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

Mandatory Tender Offers in the Case of Certain Acquisitions.  If either our Board of Directors or our shareholders at a general extraordinary shareholders’ meeting, as the case may be, authorize an acquisition of our shares which results in an acquisition of at least 20% but not more than 40% of our capital stock, notwithstanding such authorization, then the acquirer must effect the acquisition by way of a cash tender offer for a specified number of shares equal to the amount authorized plus additional shares equal to 10% of the company’s capital stock, to the extent that such acquisition does not exceed 50% of the common voting shares or triggers a change of control. In the event that our Board of Directors or our shareholders at a general extraordinary shareholders’ meeting, as the case may be, approve an acquisition that would result in a change of control, the acquirer must effect the acquisition by way of a cash tender offer for 100% minus one share of our total outstanding capital stock at a price which cannot be lower than the highest of the following:  (i) the book value of the shares as reported on the last quarterly income statement approved by the Board of Directors; or (ii) the highest closing price of the shares, on any stock exchange during any of the three hundred sixty-five (365) days preceding the date of the Board of Directors’ resolution approving the acquisition; or (iii) the highest price paid for any shares, at any time, by the acquirer that individually or collectively, directly or indirectly, acquires the shares approved by the Board of Directors.  Any tender offer to be conducted in accordance with the above will be subject to certain specific requirements.  All holders of our shares must be paid the same price for their shares at a tender offer.  The provisions of our bylaws summarized above regarding mandatory tender offers in the case of certain acquisitions are generally more stringent than those provided for under the Mexican Securities Market Law.  Some of our by-laws provisions regarding mandatory tender offers in the case of certain acquisitions may differ from the requirements set forth in the Securities Market Law, provided that those provisions are more protective to minority shareholders than those afforded by law.  In these cases, the relevant by-laws provisions, and not the relevant provisions of the Securities Market Law, will apply to certain acquisitions specified therein.

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

Disclosure Controls and Procedures.

We maintain a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in report that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and principal financial and accounting officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The evaluation included a review of the documentation of controls, evaluation of the design effectiveness of controls, and testing of the operating effectiveness of controls.

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

We have established a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer and other corporate and divisional employees.  However, our board of directors has not, as of yet made a determination whether modification of our code of ethics will be required to comply with SEC requirements.  We will provide to any person without charge, upon request, a copy of such code of ethics.  Such requests shall be made in writing to the attention of Adrian de los Santos at Axtel, S.A.B. de C.V., Blvd. Gustavo Díaz Ordaz 3.33 No. L-1, Col. Unidad San Pedro, San Pedro Garza García, N.L., México, CP  66215.

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

See pages F-1 through F-68.

Item 19.	EXHIBITS

Exhibit Number	Description
1.1
Corporate By-laws (Estatutos Sociales) of Axtel, S.A. de C.V. (“Axtel”),  together with an English translation (incorporated herein by reference to Exhibit 3.1 of our Registration Statement on Form F-4, File No. 333-114196)

1.2
English summary of Amended Corporate By-laws (Estatutos Sociales) and Articles of Incorporation of Axtel, S.A.B de C.V. (incorporated by reference to Exhibit 1.2 of our submission of Form 20-F for the fiscal year ended December 31, 2006. File No. 333-114196).

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

2.5
Registration Rights Agreement dated as of January 13, 2005, among Axtel, the Subsidiary Guarantors named therein and Credit Suisse First Boston LLC (incorporated herein by reference to Exhibit 4.4 of our Registration Statement on Form F-4, File No. 333-123608).

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

4.14
Purchase and License Agreement for FWA Equipment and the Technical Assistance Support Services Agreement for FWA Equipment, dated as of December 28, 2004, between Airspan Communications Limited and Axtel (incorporated herein by reference to Exhibit 10.12 of our Registration Statement on Form F-4, File No. 333-123608) (certain portions of Exhibit 10.12 have been omitted pursuant to a request for confidential treatment).

4.15
Amendment No.3 to the Technical Assistance Support Services Agreement for FWA Equipment, dated as of December 28, 2004, between Airspan Communications Limited and Axtel (incorporated herein by reference to Exhibit 10.13 of our Registration Statement on Form F-4, File No. 333-123608) (certain portions of Exhibit 10.13 have been omitted pursuant to a request for confidential treatment).

4.16
Summary of Avantel acquisition documents (Master Agreement, Asset Purchase Agreement, Partnership Interest Purchase Agreement) (incorporated by reference to Exhibit 4.16 of our submission of Form 20-F for the fiscal year ended December 31, 2006. File No. 333-114196).

4.17
Summary of Avantel agreement entered into with Telmex and Telnor (Long Distance Interconnection Agreement, Agreement for 800 numbers access toll free service, Local Interconnection Agreement, Settlement Agreement, Capacity Lease Agreement) (incorporated by reference to Exhibit 4.17 of our submission of Form 20-F for the fiscal year ended December 31, 2006. File No. 333-114196).

4.18
Bridge Credit Agreement entered into with Credit Suisse, Cayman Islands Branch, acting as the Administrative Agent, various financial institutions and Axtel on November 30, 2006 (incorporated by reference to Exhibit 4.18 of our submission of Form 20-F for the fiscal year ended December 31, 2006. File No. 333-114196).

4.19
Term Loan Agreement entered into with Citibank, N.A. as the Administrative Agent and Banco Nacional de México, S.A. Integrante del Grupo Financiero Banamex, as the Peso Agent, various Financial Institutions, and Axtel on November 30, 2006(incorporated by reference to Exhibit 4.19 of our submission of Form 20-F for the fiscal year ended December 31, 2006. File No. 333-114196).

4.20
Amended and Restated Credit Agreement dated as of November 30, 2006, as amended and restated as of February 23, 2007, among AXTEL, S.A.B. DE C.V., as Borrower, certain subsidiaries of the Borrower, as Guarantors, various financial institutions, as Lenders, CITIBANK, N.A., as the Administrative Agent, and BANCO NACIONAL DE MÉXICO, S.A., INTEGRANTE DEL GRUPO FINANCIERO BANAMEX, as the Peso Agent.

7.1	Statement regarding computation of ratio of earnings to fixed charges (according to Mexican GAAP).

7.2	Statement regarding computation of ratio of earnings to fixed charges (according to U.S. GAAP).

8.1	List of Axtel Subsidiaries including the Avantel companies.

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Axtel, S.A.B. de C.V. /s/ Patricio Jiménez Barrera Patricio Jiménez Barrera Chief Financial Officer
January 21, 2009

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

As described in note 25(l), certain information regarding subsidiary guarantors  has been corrected.

KPMG Cárdenas Dosal, S.C.

                                         /s/ Leandro Castillo Parada
                                        Leandro Castillo Parada

Monterrey, N,L., México
February 25, 2008, except for note 24
which is as of April 23, 2008, note 25
which is as of April 29, 2008 and note 25(l)
which is as of January 15, 2009

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

(f)	Investment in shares of associated company

The investment in shares of associated company is accounted by the equity method when AXTEL has the ability to exercise significant influence but does not control the associated company. Th e ability to exercise significant influence is presumed where AXTEL owns more than 20%, but less than 50% of the voting shares of an associated company. AXTEL’s investments in associated companies are carried in the balance sheet at an amount that reflects AXTEL’s share of the net assets of the associates.

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

On November 27, 2006, the Company signed an agreement with Banamex, and Tel Holding, former controlling stockholders of Avantel, to purchase substantially all of the assets of Avantel Infraestructura, S. de R.L. de C.V. (‘‘Avantel Infraestructura’’) for U.S. $485 million. The Company also agreed to purchase the equity interests of Avantel Infraestructura and Avantel, S. de R.L. de C.V. (‘‘Avantel Concesionaria,’’ both companies together being referred to as ‘‘Avantel’’) and each of Avantel’s subsidiaries for U.S. $31 million. After obtaining all required approvals from AXTEL’s stockholders and government regulators, the Company  completed the acquisition on December 4, 2006. The operating results of Avantel are included in the consolidated financial statements of the Company from the date of purchase.

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

Following is a summary for the years ended December 31, 2007, 2006 and 2005, of transactions carried out with foreign entities, excluding imports and exports of systems and equipment:

	(Thousands of dollars)
	2007	2006	2005

Telephone services	79,996	7,505	-
Interest expense	61,493	34,569	30,869
Commissions	6	21	223
Administrative and technical advisory services	4,107	1,336	1,311
Cost of services	1,115	591	-

	146,717	44,022	32,403

(7)	Accounts receivable

Accounts receivable consist of the following:

		2007	2006
Trade	Ps.	3,188,094	2,880,468
Less allowance for doubt accounts		1,365,745	1,219,908
Accounts receivable, net	Ps.	1,822,349	1,660,560

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

The concessions allow the Company to offer the following services:

•	Local telephony service;
•	National long distance telephony service;
•	Selling or leasing of network capacity for the generation, transmission or reception of data, signs, images, voice, sounds and other type of information of any kind;
•	Selling or leasing network capacity from other countries, including the leasing of digital circuits;
•	Value added services;
•	Operator services;
•	Mobile paging services;
•	Data services, video, audio conferences and videoconferences, except to restricted TV, continuous services of music or digital audio services; and
•	Prepaid phone cards or credit phone cards.

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2007 and 2006 are presented below:

		2007	2006
Deferred tax assets:
Net operating loss carryforwards	Ps.	968,090	1,426,521
Allowance for doubtful accounts		126,117	84,496
Accrued liabilities		368,420	226,386
Recoverable AT		418,851	332,540
Premium on bond issuance		10,179	12,719
Fair value of derivative instruments		17,090	12,504

Total gross deferred tax assets		1,908,747	2,095,166

Less valuation allowance		530,355	428,892

Net deferred tax assets		1,378,392	1,666,274

Deferred tax liabilities:
Property, systems and equipment		63,486	507,118
Telephone concession rights		171,848	232,207
Intangible and other assets		206,969	306,072

Total gross deferred tax liabilities		442,303	1,045,397

Net deferred tax assets	Ps.	936,089	620,877

The rollforward for the net deferred tax asset for the years ended December 31, 2007 and 2006 is presented below:

		2007	2006

Balances at beginning of year	Ps.	620,877	18,562
Deferred IT expense		(284,381)	(112,656)
Deferred IT of derivative financial instruments in stockholders’ equity		4,586	(11,903)
Deferred IT from Avantel acquisition		595,007	726,874

Balances at end of year	Ps.	936,089	620,877

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

		2007	2006	2005

Net income	Ps.	490,996	222,412	307,080
Fair value of derivative instruments		(16,378)	42,511	(86,832)
Deferred IT of derivative financial instruments		4,586	(11,903)	24,406

Comprehensive income (loss)	Ps.	479,204	253,020	244,652

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

(21)	Telephone services and related revenues

Revenues consist of the following:

		2007	2006	2005

Local calling services	Ps.	5,336,628	4,330,038	3,770,802
Long distance services		1,532,176	583,605	487,895
Data services		2,513,751	459,063	215,652
International Traffic		1,210,233	552,791	509,266
Other services		1,597,822	750,215	378,778

	Ps.	12,190,610	6,675,712	5,362,393

(22)	Commitments and contingencies

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

		Year ended December 31,
		2007	2006	2005
Net income reported under Mexican GAAP	Ps.	490,996	222,412	307,080

U.S. GAAP adjustments
1. Deferred income taxes (see 24a)		741,404	1,912	226,971
2. Amortization of start-up cost (see 24c) ...		47,694	46,745	44,684
3. Start-up costs of the year (see 24c)		-	(13,991)	(11,049)
4. Allowance for post retirement benefits (see 24d)		25,391	(5,875)	6,101
5. Revenue recognition (see 24b)		(2,292)	(29,103)	(35,447)
6. Capitalized interest (see 24e)		(11,540)	(9,548)	(882)
7. Additional depreciation (see 24 h)		(171,152)	-	-
Total U.S. GAAP adjustments		629,505	(9,860)	230,378
Net income under U.S. GAAP	Ps.	1,120,501	212,552	537,458

		Year ended December 31,
		2007	2006
Total stockholders’ equity reported under Mexican GAAP	Ps.	8,750,346	7,884,322

U.S. GAAP adjustments
1. Deferred income taxes (see 24a)		832,023	93,956
2. Start up costs (see 24c) c		(111,897)	(159,591)
3. Revenue recognition (see 24b)		(159,933)	(157,641)
4. Allowance for post retirement benefits (see 24d)		1,793	(35,516)
5. Capitalized interest (see 24e)		5,639	17,179
6. SAB 108 adjustment (see 24f)		109,874	109,874
7. Additional depreciation expense (see 24 h)		(171,151)	-
Total U.S. GAAP adjustments		506,348	(131,739)
Total stockholders’ equity under U.S. GAAP	Ps.	9,256,694	7,752,583

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

All of the Company’s pretax income and reported income tax expense is derived from domestic operations. The income tax (expense) benefit attributable to the income before IT under U.S. GAAP differed from the amount computed by applying the tax rate of 28% in 2007, 29% in 2006 and 30% in 2005 to pretax income, as a result of the items mentioned below:

		2007	2006	2005

Computed “expected” income tax (expense)	Ps.	(220,069)	(94,696)	(143,510)
(Increase) decrease in income tax expense resulting from:
Effects of inflation, net		21,431	(7,878)	(1,867)
Change in valuation allowance		567,678	2,649	229,264
Deferred employee’s profit sharing		3,806	-	-
Adjustments to deferred tax assets and liabilities for enacted changes in tax rates		-	12,055	6,479
Accelerated tax depreciation effects		(43,550)	(37,692)	-
(Non-deductible expenses) non-taxable income		(5,757)	5,530	(25,807)
Other		9,572	4,393	(5,469)

Income tax benefit (expense)	Ps.	333,111	(115,639)	59,090

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

The rollforward for the net deferred tax asset under U.S. GAAP for the years ended December 31, 2007 and 2006 is presented below:

		2007	2006

Balance at the beginning of the year	Ps.	(469,011)	107,195
Deferred IT benefit (expense)		457,023	(110,745)
Deferred IT effects from Avantel’s acquisition		851,620	(456,920)
Stockholders’ equity
Post retirement benefits		(3,462)	3,462
Fair value of derivative financial instruments		4,586	(11,903)
Balance at the end of the year	Ps.	840,756	(469,011)

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

As of January 1, 2007, and for the 12-month period ended December 31, 2007, the Company did not have any material unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized.  The Company did not record interest and penalties related to unrecognized tax benefits in the consolidated statements of operations.  In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

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

Each of the Company’s consolidated subsidiaries described in note 3(c) are guaranteeing the notes with unconditional guaranties that are unsecured.  Each of the subsidiaries guarantors are 100% owned by Axtel, S.A. de C.V.  All guarantees are full and unconditional and are joint and several.

AXTEL is eligible, under Adopting Release (nos. 33-7878 and 34-43124), for presenting the condensed consolidating financial information of its subsidiaries in accordance with Rule 3-10 (f) of Regulation S-X.

This note reflects the fact that all the subsidiaries of Axtel currently guarantee Axtel’s  11% senior notes due 2013 and 7 5/8% senior notes due 2017. In 2006, there were only three subsidiaries that were providing guarantees to the Company’s senior notes previously described. Note 25(l) in the Form 20-F incorrectly stated that Axtel’s 11% senior notes due 2013 were guaranteed by only three subsidiaries of Axtel.

For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column “AXTEL” corresponds to the parent company issuer.  The second column, “Combined Guarantors”, represents the combined amounts of Instalaciones, Impulsora and Servicios for 2006 and all subsidiaries for 2007, after adjustments and eliminations relating to their combination.  The third column “Combined non-guarantors” represents the combined amounts of AXTEL’s non-guarantors subsidiaries for 2006, after adjustments and eliminations relating to their combination. The fourth column, “Adjustments and Eliminations”, includes all amounts resulting from the consolidation of AXTEL, the guarantors and the non-guarantors subsidiaries. The fifth column, “AXTEL Consolidated”, represents the Company’s consolidated amounts as reported in the audited consolidated financial statements.  Additionally, all amounts presented under the line item “Investments in subsidiaries” for both the balance sheet and the income statement are accounted for by the equity method.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

The condensed consolidating financial information is as follows:

Condensed consolidating balance sheets:

				Combined	Adjustments
As of December 31, 2007		AXTEL	Combined Guarantors	Non- guarantors	and Eliminations	AXTEL Consolidated

Current assets	Ps.	2,621,784	2,131,002	-	(1,029,866)	3,722,920
Property, systems and equipment, net		12,759,605	920,717	-	(451)	13,679,871
Concession rights, pre-operating expenses and deferred taxes		1,065,811	1,145,808	-	(91,249)	2,120,370
Investment in subsidiaries		1,279,191	15,249	-	(1,279,191)	15,249
Other-non current assets and long-term receivable		228,231	64.036	-	-	292,267

Total assets	Ps.	17,954,622	4,276,812	-	(2,400,757)	19,830,677

Current liabilities	Ps.	2,062,722	2,295,565	-	(1,029,866)	3,328,421
Long-term debt		7,069,771	415,184	-	-	7,484,955
Other non-current liabilities		71,783	260,740	-	(65,568)	266,955

Total liabilities		9,204,276	2,971,489	-	(1,095,434)	11,080,331

Total stockholders equity		8,750,346	1,305,323	-	(1,305,323)	8,750,346

Total liabilities and stockholders equity	Ps.	17,954,622	4,276,812	-	(2,400,757)	19,830,677

As of December 31, 2006

Current assets	Ps.	2,742,457	216,933	1,988,110	(1,665,201)	3,282,299
Property, systems and equipment, net		13,214,169	8,900	814,297	(765)	14,036,601
Concession rights, pre-operating expenses and deferred taxes		1,431,989	20,662	1,289,347	(510,942)	2,231,056
Investment in subsidiaries		366,803	-	14,127	(366,803)	14,127
Other non-current assets and long-term receivable		256,493	18,115	55,285	-	329,893

Total assets	Ps.	18,011,911	264,610	4,161,166	(2,543,711)	19,893,976

Current liabilities	Ps.	1,867,927	179,837	2,973,186	(1,665,201)	3,355,749
Long-term debt		7,745,706	-	548,576	-	8,294,282
Other non-current liabilities		513,956	28,571	328,038	(510,942)	359,623

Total liabilities		10,127,589	208,408	3,849,800	(2,176,143)	12,009,654

Total stockholders equity		7,884,322	56,202	311,366	(367,568)	7,884,322

Total liabilities and stockholders equity	Ps.	18,011,911	264,610	4,161,166	(2,543,711)	19,893,976

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

Condensed consolidating income statements:

					Adjustments
			Combined	Combined	and	AXTEL
For the year ended December 31, 2007		AXTEL	Guarantors	Non-guarantors	Eliminations	Consolidated

Telephone services and related revenues	Ps.	7,613,558	7,611,597	-	(3,034,545)	12,190,610
Cost of revenues and services		(1,919,571)	(3,806,717)	-	1,221,575	(4,504,713)
Selling and administrative expenses		(2,687,835)	(2,726,562)	-	1,812,970	(3,601,427)
Depreciation and amortization		(2,431,430)	(262,047)	-	2,790	(2,690,687)
Operating income		574,722	816,271	-	2,790	1,393,783
Comprehensive financing result, net		(445,793)	(55,861)	-	757	(500,897)
Other (expenses) income, net		(36,000)	184,454	-	(168,574)	(20,120)
Income tax		(72,984)	(120,667)	-	(189,549)	(383,200)
Investment in subsidiaries		471.051	1,430	-	(471,051)	1,430
Net income (loss)	Ps.	490,996	825,627	-	(825,627)	490,996

For the year ended December 31, 2006

Telephone services and related revenues	Ps.	6,160,475	1,353,883	689,836	(1,528,482)	6,675,712
Cost of revenues and services		(1,811,343)	-	(361,034)	68,016	(2,104,361)
Selling and administrative expenses		(2,154,854)	(1,361,461)	(204,256)	1,460,466	(2,260,105)
Depreciation and amortization		(1,557,081)	(470)	(2,503)	-	(1,560,054)
Operating income (loss)		637,197	(8,048)	122,043	-	751,192
Comprehensive financing result, net		(281,859)	(2,784)	(96,792)	1,194	(380,241)
Other income, net		(28,564)	3,368	(6,251)	(1,194)	(32,641)
Income tax		(125,984)	2,793	5,641	-	(117,550)
Investment in subsidiaries		21,622	-	1,652	(21,622)	1,652
Net income (loss)	Ps.	222,412	(4,671)	26,293	(21,622)	222,412

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

Condensed consolidating statements of changes in financial position:

				Combined	Adjustments	AXTEL
For the year ended December 31, 2007		AXTEL	Combined Guarantors	Non- guarantors	and Eliminations	Consolidated

Operating activities:
Net income (loss)	Ps.	490,996	825,627	-	(825,627)	490,996
Charges (credits) to operations not requiring (providing) resources		2,033,363	283,412	-	681,781	2,998,556
Resources provided by (used in) operations		2,524,359	1,109,039	-	(143,846)	3,489,552
Net financing from (investment in) operations		(242,211)	(402,241)	-	381,648	(262,804)
Resources provided by (used in) operating activities		2,282,148	706,798	-	237,802	3,226,748

Financing activities:
Increase in common stock		192,280	-	-	-	192,280
Additional paid-in capital		194,540	-	-	-	194,540
Proceeds (payments of) from loans, net		(678,946)	(134,060)	-	635	(812,371)
Restricted cash and other accounts payable		106,926	-	-	-	106,926
Resources provided by financing activities		(185,200)	(134,060)	-	635	(318,625)

Investing activities:
Acquisition and construction of property, systems and equipment, net		(2,175,318)	(102,829)	-	(207,946)	(2,486,093)
Increase in investment in subsidiaries		-	-	-	-	-
Other assets		(51,252)	11,445	-	(30,491)	(70,298)
Resources used in investing activities		(2,226,570)	(91,384)	-	(238,437)	(2,556,391)

(Decrease) increase in cash and equivalents		(129,622)	481,354	-	-	351,732
Cash and equivalents at the beginning of the year		912,799	309,346	-	-	1,222,145
Cash and equivalents at the end of the year	Ps.	783,177	790,700	-	-	1,573,877

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

				Combined	Adjustments
For the year ended December 31, 2006		AXTEL	Combined Guarantors	Non- guarantors	and Eliminations	AXTEL Consolidated

Operating activities:
Net income (loss)	Ps.	222,412	(4,671)	26,293	(21,622)	222,412
Charges (credits) to operations not requiring (providing) resources		1,661,446	(95)	(6,223)	23,705	1,678,833
Resources provided by (used in) operations		1,883,858	(4,766)	20,070	2,083	1,901,245
Net financing from (investment in) operations		288,377	(21,400)	(366,427)	(2,553)	630,851
Resources provided by (used in) operating activities		2,172,235	(26,166)	386,497	(470)	2,532,096

Financing activities:
Increase in common stock		-	24,439	285,075	(309,514)	-
Additional paid-in capital		(9,804)	-	-	-	(9,804)
Proceeds (payments of) from loans, net		4,742,230	(470)	667,696	470	5,409,926
Restricted cash and other accounts payable		48,891	-	-	-	48,891
Resources provided by financing activities		4,781,317	23,969	952,771	(309,044)	5,449,013

Investing activities:
Acquisition and construction of property, systems and equipment, net		(7,037,705)	(24)	(816,800)	-	(7,854,529)
Increase in investment in subsidiaries		(309,514)	-	(12,474)	309,514	(12,474)
Other assets		(731,473)	3,550	(205,701)	-	(933,624)
Resources used in investing activities		(8,078,692)	3,526	(1,034,975)	309,514	(8,800,627)

(Decrease) increase in cash and equivalents		(1,125,140)	1,329	304,293	-	(819,518)
Cash and equivalents at the beginning of the year		2,037,939	3,724	-	-	2,041,663
Cash and equivalents at the end of the year	Ps.	912,799	5,053	304,293	-	1,222,145

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

Guarantors’ Combined Balance Sheets:

As of December 31, 2007
Assets		Icosa	Inmobiliaria	Servicios	Avantel Infraestructura	Adequip	Avantel Equipos	Avantel Telecomunicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors
Cash and cash equivalents	Ps.	513	24	1,370	579,548	543	47	47	2,636	384	93	205,497	-	790,700
Accounts receivable		-	-	-	137,590	-	-	-	-	-	-	765,283	-	902,874
Related parties receivables		42,882	-	271,742	1,275,450	186,080	-	-	261,270	13,822	1,241	36,816	(1,982,927)	106,377
Inventories		-	-	-	35,674	-	-	-	-	-	-	-	-	35,674
Refundable taxes and other accounts receivable		1,410	1,206	36,806	19,654	10,384	-	1	2,308	268	-	223,340	-	295,377
Total current assets		44,805	1,230	309,918	2,047,916	197,007	47	48	266,214	14,474	1,334	1,230,936	(1,982,927)	2,131,002
Investment in subsidiaries		-	-	-	1,158	-	-	-	-	-	-	15,249	(1,158)	15,249
Property, systems and equipment, net		-	8,158	-	192,683	53,154	-	-	-	-	746	665,976	-	920,717
Intangible assets		-	-	-	-	-	-	-	-	-	-	165,268	(35,297)	129,971
Deferred income taxes		3,172	-	50,416	755,496	-	-	-	-	-	-	211,925	(5,172)	1,015,837
Other non-current assets		403	123	404	42,231	-	-	-	-	-	-	20,875	-	64,036
Total assets	Ps.	48,380	9,511	360,738	3,039,484	250,161	47	48	266,214	14,474	2,080	2,310,229	(2,024,554)	4,276,812

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

Liabilities and stockholders’ equity
		Icosa	Inmobiliaria	Servicios	Avantel Infraestructura	Adequip	Avantel Equipos	Avantel Telecomunicaciones	Avantel Recursos		Avantel Servicios	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors
Account payable and accrued liabilities	Ps.	729	-	98,504	136,967	52	-	-	-	-	-	10,136	450,477	-	696,865
Current portion of long debt		-	-	-	-	-	-	-	-		-	-	119,087	-	119,087
Taxes payable		22,602	14	116,005	53,275	31,218	-	-	2,575		7,995	-	18,012	-	251,696
Related parties payables		-	7,772	4	1,251,773	-	3	4	467		2,390	217	1,270,882	(1,982,927)	550,585
Other accounts payable		4,569	-	86,191	71,147	-	-	-	2,820		239	-	512,366	-	677,332
Total current liabilities		27,900	7,786	300,704	1,513,162	31,270	3	4	5,862		10,624	10,353	2,370,824	(1,982,927)	2,295,565
Long term debt		-	-	-	-	-	-	-	-		-	-	415,184	-	415,184
Deferred income tax		-	107	-	-	5,065	-	-	-		-	-	-	(5,172)	-
Other non-current liabilities		6,270	-	51,244	22,376	-	-	-	-		-	-	180,850	-	260,740
Total liabilities		34,170	7,893	351,948	1,535,538	36,335	3	4	5,862		10,624	10,353	2,966,858	(5,172)	2,971,489

Equity		13,415	1,476	40,998	737,578	214,810	49	49	160,247		(491)	(7,729)	(745,092)	64,386	479,696
Net income (loss)		795	142	(32,208)	766,368	(984)	(5)	(5)	100,105		4,341	(544)	88,463	(100,841)	825,627
Total stockholders equity		14,210	1,618	8,790	1,503,946	213,826	44	44	260,352		3,850	(8,273)	(656,629)	(36,455)	1,305,323

Total liabilities and stockholders’ equity	Ps.	48,380	9,511	360,738	3,039,484	250,161	47	48	266,214		14,474	2,080	2,310,229	(2,024,554)	4,276,812

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

Guarantors’ Combined Income Statements:

For the year ended December 31, 2007		Icosa	Inmobiliaria	Servicios	Avantel Infraestructura	Adequip	Avantel Equipos	Avantel Telecomunicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S de R. L.	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	287,005	2,110	1,989,594	2,883,548	48,356	-	-	214,601	26,567	56,580	5,400,619	(3,297,383)	7,611,597

Cost of sales and services		-	-	-	(1,325,713)	-	-	-	(1,816)	-	(56,620)	(3,985,524)	1,562,956	(3,806,717)
Administrative expenses		(279,934)	(500)	(1,977,871)	(975,310)	(3)	(3)	(3)	(183,371)	(25,359)	(692)	(1,019,132)	1,735,616	(2,726,562)
Depreciation and amortization		-	(430)	(3)	(29,286)	(32,059)	-	-	-	-	(187)	(202,043)	1,961	(262,047)
Operating income (loss)		7,071	1,180	11,720	553,239	16,294	(3)	(3)	29,414	1,208	(919)	193,920	3,150	816,271
Other expenses, net		(4,014)	-	(58,154)	29,386	310	-	-	81,546	3,624	-	115,101	16,655	184,454
Comprehensive financing result, net		(850)	(915)	(797)	3,646	(8,799)	(2)	(2)	(7,446)	(133)	375	(23,200)	(17,738)	(55,861)
Income (loss) before income taxes		2,207	265	(47,231)	586,271	7,805	(5)	(5)	103,514	4,699	(544)	285,821	2,067	944,864
Income taxes		(1,412)	(123)	15,023	5,027	(8,789)	-	-	(3,409)	(358)	-	(126,626)	-	(120,667)

Equity in results of subsidiaries and associated company		-	-	-	175,070	-	-	-	-	-	-	1,430	(175,070)	1,430
Minority interest		-	-	-	-	-	-	-	-	-	-	(72,162)	72,162	-
Net income (loss)	Ps.	795	142	(32,208)	766,368	(984)	(5)	(5)	100,105	4,341	(544)	88,463	(100,841)	825,627

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

Guarantors’ Combined Statements of Changes in Financial Position:
For the year ended December 31, 2007		Icosa	Inmobiliaria	Servicios		Avantel Infraestructura	Adequip	Avantel Equipos	Avantel Telecomunicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors

Operating activities:
Net income (loss)	Ps.	795	142	(32,208)		766,368	(984)	(5)	(5)	100,105	4,341	(544)	88,463	(100,841)	825,627
Non-cash items		2,685	384	14,217		154,812	32,269	-	-	(68,135)	(3,844)	187	361,547	(210,710)	283,412
Resources provided by operations		3,480	526	(17,991)		921,180	31,285	(5)	(5)	31,970	497	(357)	450,010	(311,551)	1,109,039

Net investment in operations, net		(4,741)	120	(1,089)		(1,059,283)	654,485	4	3	1,654	4,221	(2,327)	(306,839)	311,551	(402,241)

Resources (used in) provided by operations, net		(1,261)	646	(19,080)		(138,103)	685,770	(1)	(2)	33,624	4,718	(2,684)	143,171	-	706,798

Financing activities:
Increase in capital stock		-	-	-		-	(670,000)	-	-	-	-	-	-	670,000
Loans payments, net		-	(635)	-		(73,994)	-	-	-	-	-	-	(59,431)	-	(134,060)

Resources used in financing activities		-	(635)	-		(73,994)	(670,000)	-	-	-	-	-	(59,431)	670,000	(134,060)

Investing activities:
Property, system and equipment, net		-	-	(3)		(23,139)	-	-	-	-	-	-	(79,687)	-	(102,829)
Investment in subsidiaries		-	-		-	670,000	-	-	-	-	-	-		(670,000)	-
Other assets		1,292	5	15,889		77,691	(16,851)	-	-	(31,048)	(768)	2,382	(37,147)	-	11,445

Resources provided by investing activities		1,292	5	15,886		724,552	(16,851)	-	-	(31,048)	(768)	2,382	(116,834)	(670,000)	(91,384)

Increase (decrease) in cash and equivalents		31	16	(3,194)		512,455	(1,081)	(1)	(2)	2,576	3,950	(302)	(33,094)	-	481,354

Cash and equivalents at the beginning of the period		483	8	4,563		67.092	1,622	48	49	60	(3,566)	395	238,591	-	309,345

Cash and equivalents at the end of the period	Ps.	514	24	1,369		579,547	542	47	47	2,636	384	93	205,497	-	790,700

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Thousands pesos of constant purchasing power as of December 31, 2007)

For the year ended December 31, 2006		Icosa	Inmobiliaria	Servicios Axtel	Combined Guarantors

Operating activities:
Net (loss) income	Ps.	(1,066)	287	(6,024)	(4,671)
Non-cash items		527	381	(1,003)	(95)

Resources provided by (used in) operations		1,593	668	(7,027)	(4,766)

(Investment in) financing from operations, net		(8,475)	(74)	(12,851)	(21,400)

Resources (used in) provided by operations, net		(6,882)	594	(19,878)	(26,166)

Financing activities:
Increase in common stock		6,800	-	17,639	24,439
Loans payments, net		-	(470)	-	(470)

Resources provided by (used in) financing activities		6,800	(470)	17,639	23,969

Investing activities:
Property system and equipment, net		-	-	(24)	(24)
Other assets		109	(128)	3,569	3,550

Resources used in investing activities		109	(128)	3,545	3,526

Increase (decrease) in cash and equivalents		27	(4)	1,306	1,329

Cash and equivalents at the beginning of the year		455	12	3,257	3,724

Cash and equivalents at the end of the year	Ps.	482	8	4,563	5,053

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

		Year ended December 31,
		2007	2006	2005

Net income(loss) reported under Mexican GAAP	Ps.	825,627	(4,671)	(19,956)

U.S. GAAP adjustments
1. Deferred income taxes (A)		(7,109)	1,647	11,347
2. Allowance for post retirement benefits (B)		25,391	(5,875)	6,101
Total U.S. GAAP adjustments		18,282	(4,228)	17,448
Net loss under U.S. GAAP	Ps.	843,909	(8,899)	(2,508)

		Year ended December 31,
		2007	2006

Total stockholders’ equity reported under Mexican GAAP	Ps.	1,305,323	56,202

U.S. GAAP adjustments
1. Deferred income taxes (A)		502	6,876
2. Allowance for post retirement benefits (B)		(1,793)	(24,557)
Total U.S. GAAP adjustments		1,291	(17,681)
Total stockholders’ equity under U.S. GAAP	Ps.	1,306,614	38,521

Guarantors-Notes to the U.S. GAAP reconciliation

A.	Deferred income taxes

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