Form 20-F/A
AXTEL SAB DE CV
filed 2009-02-20
CIK 1282636

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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
Yes:   _____            No:    [X]

EXPLANATORY NOTE

This Amendment No. 2 to Form 20−F (the "Form 20−F/A No. 2") amends our annual report for the fiscal year ended December 31, 2007, originally filed with the Securities and Exchange Commission ("SEC") on April 30, 2008 (the "Form 20−F") as amended by Amendment No. 1 to Form 20-F on  January 22, 2009 (the "Form 20−F/A No. 1"). The Form 20−F/A No. 2 responds to SEC comments provided to us on January 27, 2009 and therefore revises:

•
the disclosure under Item 15 of the Form 20-F/A No. 2 to include the statements required by the temporary rules in Item 15T (b)(4) which require disclosing the omission of the attestation by a registered public accounting firm regarding internal control over financial reporting; and

•
Exhibits 12.1 and 12.2 to include the introductory language of paragraph 4 and the language of paragraph 4(b) as required by instruction 12 to the Exhibits. The revised Exhibits 12.1 and 12.12 are filed herewith.

The other portions of Form 20-F/A No. 1 are unaffected by the changes described above and have not been amended. This Form 20−F/A No. 2 continues to speak as of the date of the Form 20−F and no attempt has been made in this Form 20−F/A No. 2 to modify or update disclosures in the original Form 20−F except as noted above. This Form 20−F/A No. 2 does not reflect events occurring after the filing of the Form 20−F or modify or update any related disclosures and information not affected by the amendment is unchanged and reflects the disclosure made at the time of the filing of the Form 20−F with the SEC except as noted above. In particular, any forward−looking statements included in this Form 20−F/A No. 2 represent management's view as of the filing date of the Form 20−F. Accordingly, this Form 20−F/A No. 2 should be read in conjunction with any documents incorporated by reference therein and our filings made with the SEC to the filing of the Form 20−F, including any amendments to those filings.

Item 15.                      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

We maintain a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in report that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

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

There were no changes to our internal control over financial reporting that occurred during the period covered by Form 20-F for the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on this evaluation, our management concluded that internal control over financial reporting was effective as of December 31, 2007.

  Item 19.                      EXHIBITS

The exhibits contained in our Form 20-F/A No. 1 are hereby amended solely in order to substitute the following revised exhibits:

Exhibit Number	Description

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A No. 2 and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Axtel, S.A.B. de C.V. /s/ Patricio Jiménez Barrera Patricio Jiménez Barrera Chief Financial Officer
February 20, 2009