Form 20-F/A
period 2007-12-31
AXTEL SAB DE CV
filed 2009-02-24
CIK 1282636

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 3)

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
Yes:   _____            No:    [X]

EXPLANATORY NOTE

This Amendment No. 3 to Form 20−F (the "Form 20−F/A No. 3") amends our annual report for the fiscal year ended December 31, 2007, originally filed with the Securities and Exchange Commission ("SEC") on April 30, 2008 (the "Form 20−F") as amended by Amendment No. 1 to Form 20-F on  January 22, 2009 (the "Form 20−F/A No. 1") and Amendment No. 2 to Form 20-F on  February 20, 2009 (the "Form 20−F/A No. 2"). The Form 20−F/A No. 3 responds to SEC comments provided to us on January 27, 2009 and therefore revises:

•
the disclosure under Item 15 of the Form 20-F/A No. 3 to include the statements required by the temporary rules in Item 15T (b)(4) which require disclosing the omission of the attestation by a registered public accounting firm regarding internal control over financial reporting; and

•
Exhibits 12.1 and 12.2 to include the introductory language of paragraph 4 and the language of paragraph 4(b) as required by instruction 12 to the Exhibits. The revised Exhibits 12.1 and 12.12 are filed herewith.

The other portions of Form 20-F/A No. 1 are unaffected by the changes described above and have not been amended. This Form 20−F/A No. 3 continues to speak as of the date of the Form 20−F and no attempt has been made in this Form 20−F/A No. 3 to modify or update disclosures in the original Form 20−F except as noted above. This Form 20−F/A No. 3 does not reflect events occurring after the filing of the Form 20−F or modify or update any related disclosures and information not affected by the amendment is unchanged and reflects the disclosure made at the time of the filing of the Form 20−F with the SEC except as noted above. In particular, any forward−looking statements included in this Form 20−F/A No. 3 represent management's view as of the filing date of the Form 20−F. Accordingly, this Form 20−F/A No. 3 should be read in conjunction with any documents incorporated by reference therein and our filings made with the SEC to the filing of the Form 20−F, including any amendments to those filings.

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

                Item 19. EXHIBITS

The exhibits contained in our Form 20-F/A No. 2 are hereby amended solely in order to substitute the Exhibits 12.1 and 12.2 with the revised Exhibits 12.1 and 12.2, filed herewith, and to add Exhibits 13.1 and 13.2, also filed herewith. See Index of  Exhibits.

INDEX OF EXHIBITS

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

4.1
Unanimous Shareholders Agreement, dated as of October 6, 1997, among Bell Canada International (México Telecom) Limited, Telinor Telefonia, S.A. de C.V. (“Telinor”), Worldtel México Telecom Ltd.  And Axtel (formerly known as Telefonia Inalambrica Del Norte, S.A. de C.V.) (incorporated herein by reference to Exhibit 9.1 of our Registration Statement on Form F-4, File No. 333-114196).

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

4.9
Restructuring Agreement, dated as of  March 20, 2003 by and among Axtel, Nortel Networks Limited, Nortel Networks de México, S.A. de C.V. and Toronto Dominion (Texas), Inc. (incorporated herein by reference to Exhibit 10.7 of our Registration Statement on Form F-4, File No. 333-114196).

4.10
Master Agreement for the Provision of Local Interconnection Services, dated as of February 25, 1999, entered into by and between Telefonos de México, S.A. de C.V., Telefonia Inalambrica Del Norte, S.A. de C.V. (predecessor company to Axtel, S.A. de C.V.) (incorporated herein by reference to Exhibit 10.9 of our Registration Statement on Form F-4, File No. 333-114196).

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

4.20
Amended and Restated Credit Agreement dated as of November 30, 2006, as amended and restated as of February 23, 2007, among AXTEL, S.A.B. DE C.V., as Borrower, certain subsidiaries of the Borrower, as Guarantors, various financial institutions, as Lenders, CITIBANK, N.A., as the Administrative Agent, and BANCO NACIONAL DE MÉXICO, S.A., INTEGRANTE DEL GRUPO FINANCIERO BANAMEX, as the Peso Agent (incorporated by reference to Exhibit 4.20 of our submission of Form 20-F/A No. 1 for the fiscal year ended December 31, 2007. File No. 333-114196).

7.1
Statement regarding computation of ratio of earnings to fixed charges (according to Mexican GAAP) (incorporated by reference to Exhibit 7.1 of our submission of Form 20-F/A No. 1 for the fiscal year ended December 31, 2007. File No. 333-114196).

7.2
Statement regarding computation of ratio of earnings to fixed charges (according to U.S. GAAP) (incorporated by reference to Exhibit 7.2 of our submission of Form 20-F/A No. 1 for the fiscal year ended December 31, 2007. File No. 333-114196).

8.1
List of Axtel Subsidiaries including the Avantel companies (incorporated by reference to Exhibit 4.20 of our submission of Form 20-F/A No. 1 for the fiscal year ended December 31, 2007. File No. 333-114196).

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A No. 3 and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Axtel, S.A.B. de C.V. /s/ Patricio Jiménez Barrera Patricio Jiménez Barrera Chief Financial Officer
February 23, 2009