Form 20-F
AXTEL SAB DE CV
filed 2009-04-30
CIK 1282636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F
 (Mark One)

       ☐                                            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

       ☒                                                    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

OR

       ☐                                                  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______.

Commission file number:  333-114196

Axtel, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

Axtel
(Translation of Registrant’s Name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Blvd. Gustavo Díaz Ordaz 3.33 No. L-1, Col. Unidad San Pedro
San Pedro Garza García, N.L., Mexico, CP  66215
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
Yes:   _____            No:    [X]

TABLE OF CONTENTS

Cautionary statement on forward-looking statements 3

PART I.

Item 1. Identity of Directors, Senior Management and Advisers 4

Item 2. Offer Statistics and Expected Timetable 4

Item 3. Key Information 4

Item 4. Information on the Company 17

Item 5. Operating and Financial Review and Prospects 42

Item 6. Directors, Senior Management and Employees 57

Item 7. Major Shareholders and Related Party Transactions 63

Item 8. Financial Information 67

Item 9. The Offer and Listing 67

Item 10. Additional Information 67

Item 11. Quantitative and Qualitative Disclosures About Market Risk 77

Item 12. Description of Securities Other than Equity Securities (N/A) 80

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies (N/A) 80

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds (N/A) 80

Item 15. Controls and Procedures 80

Items 16A. Audit committee financial expert 81

Items 16B. Code of Ethics 81

Items 16C. Principal Accountant Fees and Services 81

Items 16D. Exemptions from the Listing Standards for Audit Committees82

Items 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers 82

PART III.

Item 17. Financial Statements 82

Item 18. Financial Statements 82

Item 19. Exhibits 82

Financial Statements

-i-

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

Forward Looking Statements

This report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These forward-looking statements reflect our views with respect to our financial performance and future events.  All forward-looking statements contained herein are inherently uncertain.  Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein.  Many of these statements may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential,” among others.  Readers are cautioned not to place reliance on these forward-looking statements.  The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

•	competition in local services, long distance, data, internet, voice over internet protocol, or VoIP, services and video;

•	ability to attract subscribers;

•	changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

•	our ability to successfully maintain the benefits from the integration of Avantel into Axtel;

•	our ability to manage, implement and monitor billing and operational support systems;

•	an increase in churn, or subscriber cancellations;

•	the control of us retained by certain of our stockholders;

•	changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	our need for substantial capital;

•	the effects of governmental regulation of the Mexican telecommunications industry;

•	declining rates for long distance traffic;

•	fluctuations in labor costs;

•	foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

•	the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

•	significant economic or political developments in México and the United States;

•	The difficult economic and financial situation globally and in Mexico that could significantly reduce demand for our products and services;

•	the global telecommunications downturn;

•	the timing and occurrence of events which are beyond our control; and

•	other factors described in this Form 20-F.

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

A.  Selected Financial Data

The following table provides our selected historical consolidated financial data.  The selected historical consolidated financial data for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this Form 20-F or in Forms 20-F filed in previous years.

The information presented below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and the consolidated financial statements and related notes thereto included elsewhere in this Form 20-F.

	Year Ended December 31,
	2004		2005		2006		2007	2008
	(Millions of Ps., except ratios, shares and margins)
Statement of Income Data:
Telephone services and related revenues	4,306.4		5,362.4		6,675.7		12,190.6	11,572.4
Cost of revenues and operating expenses	(4,025.0)		(4,716.1)		(5,924.5)		(10,796.8	(10,217.8)
Income from operations	281.4		646.3		751.2		1,393.8	1,354.6
Interest expense, net	(287.1)		(349.9)		(390.6)		(790.6	(742.7)
Foreign exchange (loss) gain, net	(8.2)		112.1		23.7		1.0	(1,602.1)
Change in fair value of derivative instruments	—		—		(24.8)		19.9	54.1
Monetary position	72.2		58.7		11.5		268.8	—
Other income (expense), net(1)	23.4		7.7		(32.6)		(20.1	(68.4)
Income (loss) before income taxes	81.8		475.0		338.3		872.8	(1,004.7)
Income tax expense (benefit)	(167.8)		(167.9)		(117.6)		(383.2	301.6
Equity in results of associated company	—		—		1.7		1.4	2.8
Net income (loss) from continuing operations	(86.0)		307.1		222.4		491.0	(700.3)
Net income (loss)	(86.0)		307.1		222.4		491.0	(700.3)
Shares outstanding	7,601,120,598		8,522,810,598		8,522,810,598		8,769,353,223	8,769,353,223
Weighted average of shares outstanding	7,601,120,598		7,656,674,517		8,522,810,598		8,754,493,119	8,769,353,223
Net income (loss) from continuing operations per share (pesos)	(0.0)		0.0		0.0		0.1	(0.1)

Operating Data (2):
Depreciation and amortization	1,116.6		1,220.3		1,560.1		2,690.7	2,855.8
Investment in property, systems and equipment (fixed assets) (end of period)	1,629.5		1,767.1		7,854.5		2,486.1	4,000.6
Net Cash Resources:
Operating activities	1,239.5		1,524.1		2,532.1		3,226.7	2,840.9
Investing activities	(1,708.4)		(1,825.8)		(8,800.6)		(2,556.4	(4,019.9)
Financing activities	(104.3)		1,725.1		5,449.0		(318.6	(891.5)
Adjustment to cash flow from changes in foreign exchange	—		—		—		—	1,602.1
Increases (decreases) in cash or cash equivalents	(573.2)		1,423.4		(819.5)		351.7	(468.3)
Ratio of earnings to fixed charges under Mexican GAAP(2)	1.2	x	1.9	x	1.5	x	1.8	N/A
Ratio of earnings to fixed charges under US GAAP(2)	1.2	x	1.9	x	1.6	x	1.7	N/A
Total access lines in service (in thousands) (end of period)
Business	177.6		228.0		295.6		311.8	328.7
Residential	275.9		377.9		497.0		620.5	607.1
Total	453.5		605.9		792.5		932.3	935.8

	As of December 31,
	2004	2005	2006	2007	2008
	(Millions of Ps.)
Balance Sheet Data:
Cash and cash equivalents	618.3	2,041.7	1,222.1	1,573.9	1,105.6
Capital stock	7,926.0	8,677.8	8,677.8	8,870.1	7,562.1
Total assets	9,633.7	11,696.2	19,894.0	19,830.7	21,569.2
Total debt	2,447.5	3,061.3	8,473.9	7,757.0	9,791.1
Total liabilities	3,389.2	4,055.1	12,009.7	11,080.3	13,637.7
Total shareholders’ equity	6,244.5	7,641.1	7,884.3	8,750.3	7,931.4
Net Assets	6,753.0	7,634.5	13,603.8	13,449.4	14,918.6
Dividends	—	—	—	—	—

Data in Accordance with US GAAP(3):

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(Millions of Ps.)
Financial Data:
Income from operations	285.0	646.0	682.8	1,207.1	1,385.1
Income (loss) from continuing operations	81.7	537.5	212.6	1,120.5	(793.8)
Net income (loss)	81.7	537.5	212.6	1,120.5	(793.8)
Net income (loss) from operations per share	0.0	0.1	0.0	0.1	(0.1)
Capital stock	6,419.5	7,171.3	7,171.3	7,363.6	6,055.6
Shares outstanding	7,601,120,598	8,522,810,598	8,522,810,598	8,769,353,223	8,769,353,223
Total assets	9,296.9	11,760.5	20,407.3	20,495.2	22,308.3
Total debt	2,447.5	3,061.3	8,473.9	7,757.0	9,791.1
Total shareholders’ equity	5,791.3	7,418.3	7,752.6	9,256.7	8,344.3

___________________________

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as our income from operations before income taxes, plus fixed charges.  Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs and 33% of lease payments, which represents the amounts considered to be the interest factor. According to Mexican GAAP, earnings in 2008 were insufficient to cover fixed charges by Ps. 46.8 million.  According to U.S. GAAP, earnings in 2008 were insufficient to cover fixed charges by Ps. 176.7 million.

(2)	Until December 31, 2007 we presented statements of changes in financial position in constant pesos.
Beginning on January 1, 2008 the Company is subject to the preparation of a statement of cash flows.

(3)	Reconciled in accordance with Note 23 of our consolidated financial statements.

Exchange Rates

As of April 27, 2009, the noon buying rate in the spot market for the purchase of US dollars (in nominal pesos per US dollar) was Ps. 13.755(1).  The following table sets forth, for the periods indicated, the period end, average, high and low noon buying rates, in each case for the purchase of US dollars, all expressed in nominal pesos per US dollar.

	Noon buying rate(1)
Prior Years	Period End	Average	High	Low

Year ended December 31, 2004	11.15	11.20	11.33	11.11
Year ended December 31, 2005	10.63	10.89	11.41	10.41
Year Ended December 31, 2006	10.80	10.91	11.46	10.43
Year Ended December 31, 2007	10.92	10.93	11.27	10.67
Year Ended December 31, 2008	13.54	11.14	13.92	9.92
____________________________
(1)	Source: Bank of Mexico (Banxico)

The following table sets forth, for the periods indicated, the high and low noon buying rates, in each case for the purchase of US dollars, all expressed in nominal pesos per US dollar.

	Noon buying rate(1)
Month/Year	High	Low
October 2008	13.56	10.94
November 2008	13.92	12.49
December 2008	13.76	13.12
January 2009	14.22	13.35
February 2009	14.93	14.14
March 2009	15.37	14.05
____________________________

(1)	Source: Federal Reserve Bank of New York

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Company

The benefits from the acquisition of Avantel could be eroded in the future or cause the combined business to fail to meet our expectations.

Our integration of the Axtel and Avantel businesses started in December 2006 and most of the material processes and activities were completed in 2008. We think that significant benefits were obtained from the acquisition and the subsequent integration of Avantel. But it is possible that business practices from each of the former two companies might not fit perfectly together at all times which could harm our revenues and profitability and cause us to grow more slowly than we currently anticipate. Our relative lack of experience in taking on several acquisitions in the past could increase these risks for us.

Our acquisition of Avantel in December 2006 could make it difficult for you to evaluate our historical performance and future prospects.

Because Axtel’s acquisition of Avantel was consummated in December 2006, the historical financial information included in this Form 20-F covers only the 2007 and 2008 periods during which the two businesses were operated under common ownership. Accordingly, the historical financial information included in this Form 20-F may not reflect what our results of operations and financial condition would have been as a combined entity during the years before 2007. Our limited operating history as a combined entity and the challenge inherent in maintaining the benefits from the acquisition and integration of Avantel could make evaluating our business and future financial prospects difficult. You should consider our potential for future business success and operating profitability in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

Our network growth strategy may fail to generate the revenues we anticipate.

From our inception through December 31, 2008, we have invested approximately Ps. 25,969.2 million in network and infrastructure. We anticipate making significant additional expenditures to maintain and upgrade our network and to expand our network, geographic presence and business for the future. These expenditures, together with operating expenses, may adversely impact our cash flow and profitability, particularly if the expenditures do not lead to additional revenue. We also anticipate that continued growth will require us to attract and retain qualified personnel necessary to efficiently manage such growth. If we are unable to meet the challenges that our growth presents, our results of operations and financial condition could be adversely affected.

Our increased leverage resulting from the acquisition of Avantel could significantly affect our growth and operating results.

We financed the acquisition of Avantel with approximately US$516.0 million in debt. As of December 31, 2008, our total debt, net of derivatives instruments, stood at Ps. 9,314.2 million, a significantly larger amount compared to the pre-Avantel acquisition levels. The resulting increase in debt service costs could reduce the amount of cash which would otherwise be available to invest in the expansion of our business or to meet other obligations. Likewise, our higher level of leverage could reduce our access to new financing sources on favorable terms, and accordingly, significantly limit our growth and adversely affect our operating results.

We have a history of substantial losses and expect to incur future losses.

We have incurred a cumulative net loss of Ps. 649.8 million from inception to December 31, 2008. We anticipate that we could continue to incur net losses in the future.

We depend on certain vendors for the deployment of our network.

Our ability to achieve our strategic objectives and our overall performance and prospects depends on and will depend on, in large part, the successful, timely and cost-effective acquisition and performance of telecommunications equipment including wireless access products, including WiMAX-based technology equipment deployed in 2008. If any of our vendors, including Motorola de México S.A. and Motorola Inc., which provided the “802.16e WiMAX technology” for a significant portion of our 2008 network access infrastructure investments, are unable or fail to continue supplying products, or if WiMAX is not able to comply with the expected capabilities, our network expansion and growth could be slowed and our operating results could be adversely affected.

We experienced significant delays in the implementation and service availability of our WiMAX network in 2008.

Our residential and SMEs are served using WiMAX-based technology, among other technologies. In 2008, we experienced delays in the implementation of the WiMAX network affecting the perception of reliability needed to attract customers under this technology. A significant portion of the problems and technology bugs have been resolved and some others still need to be upgraded during 2009. If further delays occur again in the future or if WiMAX is not able to comply with its expected capabilities, our growth could be slowed and our operating results could be adversely affected.

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

Sophisticated information and processing systems are vital to our operations and growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We have installed the accounting, information and processing systems that we deem necessary to provide services efficiently. However, there can be no assurance that we will be able to successfully operate and upgrade such systems or complete the migration of some pending elements from Avantel’s former operations onto such systems or that these systems will continue to perform as expected. Any failure in our information and processing systems could impair our ability to collect payment from customers and respond satisfactorily to customer needs.

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

Our three largest customers generated approximately 23% of our total revenues in 2008. Accordingly, our ability to maintain a satisfactory relationship with these customers has a direct impact on our revenues and profitability. If these customers breach some or all the conditions established in their respective commercial agreements, or such agreements are not renewed upon their respective expiration dates, our business, financial condition, revenues and results of operations could be adversely affected.

We depend on Telmex for interconnection and we may be forced to pay higher interconnection fees in the future, which could have a material adverse effect on our business and results of operations.

Telmex exerts significant influence on all aspects of the telecommunications markets in México, including interconnection agreements. We use Telmex’s network to terminate the vast majority of our customers’ calls. The interconnection agreement between Axtel and Telmex expired on December 31, 2008. The contract contains provisions for its continuous application; if the agreement expires without having been expressly extended by the parties, the agreement explicitly contemplates an automatic extension until both parties mutually agree to extend the expired agreement or execute a new interconnection agreement. During 2006 and 2007, the contract had expired and Axtel and Telmex interconnected each other pursuant to the continuous application provision of the contract until March 2008 at which time an extension was signed. However, if Telmex breaches some or all the conditions established in the interconnection agreement, or if we are not able to renew this agreement under acceptable terms upon its expiration, we might be forced to offer services that will no longer be profitable and competitive. In addition, if the Secretaria de Comunicaciones y Transporte (‘‘SCT’’) or the Mexican telecommunications regulatory authority (Comisión Federal de Telecomunicaciones, or ‘‘COFETEL’’) ceased to regulate Telmex’s pricing, the resulting competitive climate could have a material adverse effect on our business, financial condition and results of operations.

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

We are currently dependent on services provided by and on intellectual property licensed to us by Verizon Communications to manage the national and international long distance billing system that we acquired from Avantel. Our license agreement with Verizon Communications for this system expires in December 2009. We may not be able to migrate Avantel’s billing system onto our own platform before the license agreement expires. If we are not able to migrate that system, or to renew the agreement at all, we could experience operational and administrative disruptions which could adversely affect our business and results of operations.

One of our technology suppliers has filed for creditor protection under Canada´s CCAA (Companies’ Creditors Arrangement Act).

We maintain and buy network infrastructure from Nortel Networks that requires maintenance and new spare parts from time to time. Currently, this vendor has filed for creditor protection under Canada´s CCAA, a similar status to U.S. Chapter 11. If the financial conditions of this vendor deteriorate, we could be adversely affected due to the lack of maintenance and spare parts for the equipment already deployed jeopardizing the future of this infrastructure. Damaged, or obsolete equipment due to lack of upgrades, would have to be replaced with another equipment in order to continue providing services in an uninterrupted manner.

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

The SCT has granted us the necessary permits to provide services in the whole Mexican territory. Some of our concessions require us to offer services in certain geographical areas where we do not currently provide services. With respect to those geographical areas in which we were required to provide such services by December 2008, we have complied with such coverage requirements or we have received the necessary extensions from SCT. However, if needed we may request the necessary extensions from the SCT in order to comply with the coverage requirements, which extensions we have been able to obtain from the SCT in the past. We may also be required to provide services in geographical areas where we may experience a low operating margin with respect to such services. If we do not obtain the necessary extensions when required, or if we are required to provide services in areas where we do not currently provide services or in geographical areas where we may experience a low operating margin with respect to such services, our results of operations and financial condition may be adversely affected.

We operate in a highly competitive environment, which may negatively affect our operating margins.

The telecommunications industry in México is becoming more competitive. Over the past eight years, we have not increased prices for local and long distance services to our customers. Additionally, in 2006 the government enacted a new legislation and convergence policy, which established the guidelines for the provision of voice, data and video services by telecommunications companies, including bundled services. The new legal framework will facilitate the entrance of new participants into the Mexican telecommunications and data market, such as cable companies, broadcasting companies, and the state-monopoly Federal Electricity Commission (Comisión Federal de Electricidad, or ‘‘CFE’’). Although it does not currently affect our operations directly, broadcasters such as Grupo Televisa, S.A. and TV Azteca S.A. de C.V. and cellphone service providers such as América Móvil S.A. de C.V. might be allowed to retain excess bandwidth in their networks, and if granted the corresponding concessions or amendments thereto, they will have the capability to provide services similar to those that we currently provide or intend to provide in the near future, including digital channels, internet service and IP telephony. We expect the Mexican telecommunications market to continue to experience rate pressure, primarily as a result of:

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

As the telecommunications industry in México becomes more competitive, we will face significant competition from other operators, primarily on the basis of features, pricing and customer service. Some of these competitors include Telmex, Alestra, S.A. de C.V. (‘‘Alestra’’) and Maxcom Telecomunicaciones, S.A.B. de C.V. (‘‘Maxcom’’), as well as established local cable television operators who may expand their services into certain of our markets, such as local and long distance voice and data service. As resellers of telephony services become licensed, they will also offer competition in many of our targeted markets.

Telmex, as the former state-owned telecommunications monopoly and dominant provider of local and other telecommunications services in México, has significantly greater financial and other resources than those available to us. In addition, Telmex’s nationwide network and concessions, as well as its established and long-standing customer base, give it a substantial competitive advantage over us.

We might see a more aggressive competitive response from other telecommunication services providers.

With the acquisition of Avantel we have significantly increased our participation in México’s telecommunications sector, especially in the business market. As a result, our larger presence might produce a more aggressive response from competitors, including Telmex. This response could include aggressive price cutting or targeting of significant customers, among others, and could have a material adverse effect on our business, financial condition and results of operations.

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

The cost of acquiring a new customer is much higher than the cost of maintaining an existing customer. Accordingly, customer deactivations, or churn, could have a material negative impact on our operating income, even if we are able to obtain one new customer for each lost customer. Our average monthly churn rate has been stable during the last 24 months at approximately 1.6%, which is higher than that of our main competitor. Our churn rate mainly results from customer deactivations due to non-payment of bills. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our residential customers.

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

Risks Relating to México

Macroeconomic developments in México affect our business.

We are a Mexican company with all of our operations in México. The economic environment within México can have a significant impact on our business and financial condition and results of operations.

Beginning in December 1994 and continuing through 1995, México experienced an economic crisis characterized by a sharp devaluation of the peso, high inflation, foreign currency exchange rate instability, high domestic interest rates, a strong contraction in consumer demand for many products and services, reduced availability of credit, high unemployment and diminished international investor confidence in México. México’s gross domestic product, which grew at a real annual rate of 4.4% during 1994, declined by 6.2% in real terms during 1995.

In response to these developments, beginning in February 1995, the Mexican government implemented a variety of economic programs designed to promote economic recovery, stabilize foreign currency exchange rates and reduce inflation. Economic conditions in México improved moderately in 1996 and 1997. However, a combination of factors led to a slowdown in México’s economic growth in 1998. Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one-third of which are derived from petroleum taxes and duties. In addition, the economic crises in Asia and Russia, as well as the financial turmoil in Brazil and elsewhere, produced greater volatility in the international financial markets, which further slowed México’s economic growth. In 1998, the inflation rate in México was 18.6%, interest rates on 28-day Certificados de la Tesorería de la Federación (‘‘CETES’’) averaged 24.6% and the peso lost 22.7% of its value (in nominal terms) relative to the US dollar.

During 1999, conditions improved with inflation in México at 12.3%, interest rates on 28-day CETES averaging 21.3% and the peso appreciating 4.0% in value (in nominal terms) relative to the US dollar. Throughout 2000, the improvement shown in 1999 continued. In 2000 the inflation rate was 9.0%, interest rates on 28-day CETES averaged 15.3% and the peso devalued 1.2% in value (in nominal terms) relative to the US dollar. The Mexican government estimated that México’s real gross domestic product grew by 5.0% in 1998, 3.8% in 1999 and 6.6% in 2000.

Beginning in January 2001, however, and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, México began to experience an economic slow-down marked by a decline in gross domestic product. In 2001, México’s gross domestic product shrank by 0.2% in real terms while the inflation rate was 4.4%, interest rates on 28-day CETES averaged 11.3% and the peso appreciated 4.6% in value (in nominal terms) relative to the US dollar. During 2002, as the United States and global economic slowdown continued, the Mexican real gross domestic product growth rate was 0.6%, the inflation rate was 5.7%, interest rates on 28-day CETES averaged 7.1% and the peso devalued 13.8% (in nominal terms) relative to the US dollar. During the years ended December 31, 2004, 2005 and 2006, the inflation rate was 5.2%, 3.3% and 4.1%, respectively, interest rates on 28-day CETES averaged 6.8, 9.2% and 7.0%, respectively, and the peso   appreciated 0.8%, 4.6% and depreciated  1.6% respectively (in nominal terms), relative to the US dollar. In 2007 and 2008, the inflation rate was 3.8% and 6.5% respectively, interest rates on 28-day CETES averaged 7.2% and 7.7% respectively, and the peso depreciated 1.0% and 24.6% (in nominal terms) respectively, relative to the US dollar. The gross domestic product for  2004, 2005, 2006, 2007 and 2008 was  4.4%, 3.0%, 4.8%, 3.3% and 1.3%, respectively.

In the past, inflation has led to high interest rates and devaluation of the peso. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us. Inflation in México decreases the real purchasing power of the population of México, and the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased. Such policies have had and could have an adverse effect on us.

A global economic slowdown or other future economic developments in or affecting México could impair our business, results of operations, financial condition, prospects and ability to obtain financing.

Political events in México could affect Mexican economic policy and our results of operations.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy could have a significant impact on Mexican private sector entities in general, as well as on market conditions.

In the Mexican national elections held on July 2, 2006, Felipe Calderón of the Partido Acción Nacional, or ‘‘PAN,’’ won the presidency. He succeeded Vicente Fox, of the same party. During the July elections, members of the Mexican Congress were also elected. The PAN obtained the largest number of seats in both houses of the Mexican Congress, but not enough to secure an absolute majority. The second-largest political party in the Mexican Congress is now the left-wing Partido de la Revolución Democrática, or ‘‘PRD.’’ The Partido Revolucionario Institucional, or ‘‘PRI,’’ who had the presidency for over 70 years, became the third force in Congress after July elections. The presidential election campaigns were extremely competitive, with significant confrontations, mainly between the PAN and PRD. President Calderón was elected with a less-than-1% margin of victory over PRD’s candidate, Andres Manuel López Obrador. The hard-fought campaigns together with the close results generated street blockades, protests, and even the attempt by the PRD to obstruct President Calderón’s inauguration ceremony on December 1, 2006. During the first year of President Calderon there has been significant confrontation from the PRD group in the Congress leaving the federal government with the PRI as the only alternative to negotiate important reforms. We expect this intense political struggle to continue or even intensify in the Mexican Congress, which could lead to a further slowdown in the progress of political and economic reforms in México. This gridlock could have an adverse effect on us, including our business, financial condition, prospects and results of operations.

Felipe Calderón’s presidency may also bring significant changes in laws, public policies and/or regulations that could adversely affect México’s political and economic situations, which could adversely affect our business. México will next hold elections to elect members of the Mexican congress in July 2009.

Social and political instability in México or other adverse social or political developments in or affecting México could adversely affect us and our ability to obtain financing. It is possible that political uncertainty may adversely affect financial markets.

High interest rates in México could increase our financing and operating costs.

México historically has had high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities, CETES, averaged 21.3%, 15.3% and 11.3% for 1999, 2000 and 2001, respectively. Although average rates for  2003, 2004, 2005, 2006, 2007 and 2008 were  6.2%, 6.8%, 9.2%, 7.0%, 7.2% and 7.7% respectively, we cannot assure you that interest rates will remain at their current rates. Thus, if we are forced to incur Mexican peso-denominated debt in the future, it may be at interest rates higher than the current rates.

We may lose money because of peso devaluation.

While our revenues are almost entirely denominated in pesos, the substantial majority of our capital expenditures and 80% of our contracted debt as of December 31, 2008 is denominated in US dollars (however, including derivative instruments this percentage is reduced to 75%). The value of the Mexican peso has been subject to significant fluctuations with respect to the US dollar in the past and may be subject to significant fluctuations in the future. During the year ended December 2004 and 2005, the peso appreciated 0.8% and 4.6%, respectively (in nominal terms) relative to the US dollar. In 2006 and 2007 the peso depreciated 1.6% and 1.1% (in nominal terms) respectively, relative to the US dollar. In 2008, as a consequence of the global economic and financial crisis, the peso depreciated 24.6% against the US dollar in nominal terms. Further declines in the value of the peso relative to the US dollar could adversely affect our ability to meet our US dollar-denominated obligations.

Our financial statements do not give you the same information as financial statements prepared under United States accounting principles.

We prepare our financial statements in accordance with Mexican GAAP. These principles differ in significant respects from US GAAP, including, but not limited to, the treatment of the capitalization of pre-operating expenses, the amortization of frequency rights, the capitalization of interest and deferred income taxes and employees’ profit sharing, and in the presentation of cash flow information. In particular, until December 31, 2007 all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. For these and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of companies in other countries. See Note 25 of our consolidated financial statements.

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

As of December 31, 2008, we had approximately Ps. 9,791.8 million of debt and accrued interest and our ratio of net debt to Adjusted EBITDA for the twelve months ended December 31, 2008 was 2.1x.

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

Payment of judgments entered against us in México will be in pesos, which may expose you to exchange rate risks.

If proceedings to enforce our obligations under the notes are brought in México, Mexican law permits us to pay a resulting judgment in pesos. Under the Ley Monetaria de México (the ‘‘Mexican Monetary Law’’), an obligation payable in México in a currency other than pesos may be satisfied in pesos at the exchange rate in effect on the date the payment is made. This rate is currently determined and published by the Banco de México every business day.

Under México’s Ley de Concursos Mercantiles (the ‘‘Mexican Bankruptcy Law’’), upon our declaration of insolvency or bankruptcy, or in the event that actions and claims are initiated in the courts of México, our obligations under the notes:

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

A. History and Development of the Company

Axtel, S.A.B. de C.V. was founded in 1994.  We are a variable capital corporation (sociedades anónimas de capital variable) organized under the laws of México.  In June 1996, we were awarded by the Mexican government a concession to install and operate a public telecommunications network for the offering of local and long distance telephony services in México.  In 1998 and 1999, we won several spectrum auctions, including for 60 MHz at 10.5 GHz for point-to-multipoint access, for 112 MHz at 15 GHz for point-to-point backhaul access, for 100 MHz at 23 GHz for point-to-point last mile access and for 50 MHz at 3.4 GHz for fixed wireless access, which together allow us to service the entire territory of México.  In June 1999, we launched commercial operations in the city of Monterrey.

We are the largest fixed-line integrated telecommunications company in México after Telmex, providing local and long distance telephony, broadband Internet, data services, web hosting, information security services, virtual private networks, and a wide range of integrated telecommunications services in thirty nine  of the largest metropolitan areas in México (México City, Monterrey, Guadalajara, Puebla, Toluca, Leon, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Ciudad Victoria, Reynosa, Tampico, Cuernavaca, Mérida, Morelia, Pachuca, Hermosillo, San Juan del Rio, Xalapa, Durango, Villahermosa, Acapulco, Mexicali, Cancun, Zacatecas, Matamoros, Nuevo Laredo, Culiacan, Mazatlan, Coatzacoalcos and Minatilan at the end of 2008, which represent more than 47% of the total population of México, according to the National Institute of Geography, Statistics and Information Technology of México (“INEGI”).  We estimate that our total lines represent approximately 9.9% of the lines in service of our total addressable market in the 39 cities we serviced at the end of 2008.

On October 25, 2006, we agreed with Banamex, and Telecomunicaciones Holding Mx, S. de R.L. de C.V. (‘‘Tel Holding’’), former controlling shareholders of Avantel, to purchase substantially all of the assets of Avantel Infraestructura, S. de R.L. de C.V. (‘‘Avantel Infraestructura’’) for US$485.0 million. We also agreed to purchase the equity interests of Avantel Infraestructura and Avantel, S. de R.L. de C.V. (‘‘Avantel Concesionaria,’’ both companies together being referred to as ‘‘Avantel’’) and each of Avantel’s subsidiaries for US$31.0 million. Following receipt of all required approvals from Axtel’s shareholders and government regulators, we completed the acquisition on December 4, 2006. To finance the acquisition of Avantel, we used the proceeds from a dollar-denominated Ps. 3,383.4 million (US$311.0 million) bridge loan facility, a peso and dollar Ps. 2,241.7 million term loan facility and cash on hand. We also paid value added tax, property transfer tax and other taxes related to the purchase of substantially all the assets of Avantel Infraestructura. On March 06, 2007, México’s Servicio de Administración Tributaria refunded Axtel Ps. 773.9 million corresponding to value added tax on the assets purchased from Avantel Infraestructura.

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

Avantel is a Mexican corporation which provides telecommunications services to business, government and residential customers in México. Avantel was incorporated as a 55.5%-44.5% joint-venture between Banamex and MCI in 1994 primarily oriented to provide national and international long-distance services. The sharp decline in national and international long-distance tariffs in México (over 60% from 1997 to 2005) led Avantel to redesign its business strategy to focus on providing data and bundled value-added voice services to business customers. Avantel brought to Axtel valuable spectrum in various frequencies, approximately 390 kilometers of metropolitan fiber optic rings, 7,700 kilometers of long-distance fiber optic network, a robust IP backbone and connectivity in 200 cities in México, among others.

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

Our agent for service in the United States is CT Corporation System, located at CT 111 Eighth Avenue, 13th Floor, New York, New York 10011.

B. Business Overview

a) Our Company

We are the second-largest, and one of the fastest growing, fixed-line, integrated telecommunications company in México, measured in revenues and EBITDA. We offer a wide array of services, including local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 39 cities and long distance telephone in 200 cities to more than 828 thousand business and residential customers. In 2008, we generated revenues and operating income of Ps. 11,572.4 million (US$ 854.8 million) and Ps. 1,354.6 million (US$ 100.1 million), respectively.

We provide services using a hybrid wireline and fixed wireless local access network (including 1,540 kilometers of metro fiber optic rings) along with 7,700 kilometers of long-haul fiber-optic network. Our last-mile access, designed to optimize capital expenditures through the deployment of network access equipment based on specific customer requirements, includes 56 digital switches, 431 proximity access sites, 155 symmetry access sites, 394 WiMAX access sites, 225 point-to-multipoint sites (of which 211 are within fixed wireless access sites) and 2,477 point-to-point wireless sites. Our nationwide long-haul network includes 7,700 kilometers of fiber optic network with links to terminate long-distance traffic in over 200 cities. As of December 31, 2008 we have invested in the aggregate approximately Ps. 25,969.2 million in network and infrastructure.

Our strategy is to continue to penetrate our existing markets by offering a comprehensive portfolio of high quality, facilities-based voice, data, internet, integrated solutions and value-added communications services and to cost-effectively enter into selective new markets with high growth and revenue opportunity. Our approach is to bundle multiple voice, data and Internet services into integrated telecommunications solutions for businesses and high-usage residential customers. We also intend to continue servicing foreign carriers with international traffic termination, as well as providing custom-made integrated telecommunications services to large corporate customers. For the twelve months ended December 31, 2008, approximately 78% of our revenues were generated from business customers and 22% of our revenues were generated from residential customers.

Axtel was founded in 1994 and in June 1996 was awarded by the Mexican government a concession to install and operate a public telecommunications network for the offering of local and long distance telephony services in México. On December 4, 2006, Axtel acquired Avantel, adding an IP-based nationwide telecommunications network. After the acquisition, we hold the following spectrum assets: two concessions at 929 MHz for radio-messaging services, 56 MHz at 7 GHz for nationwide long-haul point to point transport, 120 MHz at 10.5 GHz in three regions and 60 MHz in the other six regions for point to multi-point access; 168 MHz at 15 GHz, 368 MHz at 23 GHz for nationwide point to point transport and 112 MHz at 37 to 38.6 GHz in five regions.

We provide local, long distance, data, internet, integrated solutions and value-added communications services in 39 of the largest metropolitan areas in the country, including México City, Monterrey, Guadalajara, Puebla, Toluca, León, Querétaro, San Luis Potosí, Saltillo, Aguascalientes, Ciudad Juárez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Cd. Victoria, Reynosa, Tampico, Cuernavaca, Merida, Morelia, Pachuca, Hermosillo, San Juan del Rio, Xalapa, Durango, Villahermosa, Acapulco, Mexicali, Cancun, Zacatecas, Matamoros, Nuevo Laredo, Culiacan, Mazatlan, Coatzacoalcos and Minatilan. These 39 cities represent more than 47% of the total population of México according to Mexico’s Instituto Nacional de Estadística Geografía e Informática, INEGI. We estimate that our total lines represent approximately 9.9% of the lines in service of our total addressable market in the 39 cities in which we provide local services. Additionally, our long-haul network provides long-distance and data services in over 200 cities across the country. We expect our growth will come from both continued customer acquisitions and the build out of our network within our current markets and in selected new cities as we continue to expand our coverage and capacity in the major metropolitan areas of México.

In December 2007, we entered into an agreement with Motorola de México S.A. de C.V. and Motorola Inc. to integrate WiMAX technology into AXTEL’s Network.  Additionally, we signed an agreement with the Mexican Federal Electricity Commission (CFE) to have access to their extensive fiber optic network and increase our capacity of provisioning private line and data services in the country.

b) Competitive Strengths

Leading Market Position. By being one of the first competitive providers to approach customers with bundled local, long distance voice and data services in a significant number of cities across the country, we believe that we are able to meet pent-up demand for an alternative service provider, as well as establishing brand awareness and customer relationships prior to market entry by emerging competitors. We have benefited from our ‘‘first-competitor-to-market’’ advantage by capturing what we estimate to be approximately a 9.9% share of our total addressable market in the 39 cities where we offer local services. In Monterrey and Guadalajara, the first two markets where Axtel launched operations in 1999, we estimate that we have achieved an approximately 16% and 14%, respectively, share of our coverage market in each of these cities.

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

Scalable Digital Network. Our hybrid fixed wireless and wireline local access network structure allows us to enter new markets quickly and cost-effectively. By utilizing the fixed wireless access technology model, we are able to quickly cover a substantial geographic area with reduced initial capital expenditures. We defer most incremental capital expenditures for last-mile connectivity until the customer subscribes to our service. As of December 31, 2008, our network consisted of 56 digital switches, 431 proximity access sites, 155 symmetry access sites, 394 WiMAX access sites, 225 point-to-multipoint sites (of which 211 are within fixed wireless access sites), 2,477 point-to-point wireless sites and 1,540 kilometers of metropolitan fiber optic rings. As of December 31, 2008, we have invested in the aggregate approximately Ps. 25,969.2 million in network and infrastructure to build an extensive local and national telecommunications network.

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

Scale—Second-Largest Fixed-Line Integrated Telecommunications Company in México. We are the largest local, national and international long-distance and data services provider in México, measured in lines in service, revenues and EBITDA, after the incumbent.

Compelling Financial Profile. We have favorable EBITDA generation (Ps. 4,075.3 million in 2008) and solid financial ratios with net debt to Adjusted EBITDA and Adjusted EBITDA to net interest expense of  2.0x and 5.5x, respectively, for the twelve months ended December  31, 2008.

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

c) Strategy

The key elements of our business strategy are:

Target Service Sectors with High Profitability Potential. We have divided our target market into the residential market and business market. In the residential market, we focus on high-usage residential customers. Within the business market, we address the needs of micro and small business as well as medium and large companies, multinationals, financial institutions and government entities. We have developed differentiated, targeted telecommunications services plans designed to capture business and retain high-usage customers in each market. We believe that by focusing on the business and high-usage residential customers within a coverage area we are able to increase the return per dollar invested in our network infrastructure. For the twelve-month period ended December 31, 2008, approximately 78% of our revenues were generated from business customers and 22% from residential customers.

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

The performance of each category, as described on pages 45 and 46 of this Form 20-F, is the following:

	Revenues (1)				% of Revenues
	Year ended December 31,				Year Ended December 31,
Revenue Source	2005	2006	2007	2008	2005	2006	2007	2008
Local calling services….	Ps. 3,770.8	Ps. 4,330.0	Ps. 5,336.6	Ps. 5,242.6	70.3%	64.9%	43.8%	45.3%
Long distance services…	487.9	583.6	1,532.2	1,286.1	9.1%	8.7%	12.6%	11.1%
Data & Network……….	215.7	459.1	2,513.8	2,500.5	4.0%	6.9%	20.6%	21.6%
International Traffic…...	509.3	552.8	1,210.2	982.9	9.5%	8.3%	9.9%	8.5%
Other services………….	378.7	750.2	1,597.8	1,560.3	7.1%	11.2%	13.1%	13.5%
Total……………………	Ps. 5,362.4	Ps. 6,675.7	Ps. 12,190.6	Ps. 11,572.4	100.0%	100.0%	100.0%	100.0%
(1) Amounts in millions of Ps.

We offer the following products and services:

Voice	Data
●  Business and Residential Line
●  Long Distance
●  Digital Trunks
●  Voicemail
●  Centrex Line
●  Customer Premise Equipment
●  Telephone Sets, Key Systems and PBX
●  Call Waiting, Call Forwarding, Caller ID, Conference Call
●  Directory Assistance
●  Operator Services
●  Automatic Dialing
●  Unique number
●  Prepaid Services
●  Collect Calls
●  Virtual Line
●  Toll Free Services

Bundles:

●  Axtel in a Box
●  Axtel Libre Hogar Internet
●  Axtel x2
●  Axtel Libre Hogar Total

●  Local and Domestic Private Lines
●  High Speed Private Lines
●  Co-location
●  Virtual Private Networks (MPLS)

Internet

●  Dial Up Internet
●  Dedicated Internet
●  Web Hosting
●  Internet on Demand
●  Internet FWA
●  Co-location

Integrated Services:

●  Data Centers
●  Network Monitoring
●  Contact Centers
●  Network Security Monitoring
●  LAN Maintenance
●  LAN Design and Operation

e) Our Markets

We provide local, long distance, data, internet, integrated solutions and value-added communications services in 39 of the largest metropolitan areas in the country, including México City, Monterrey, Guadalajara, Puebla, Toluca, León, Querétaro, San Luis Potosí, Saltillo, Aguascalientes, Ciudad Juárez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Ciudad Victoria, Reynosa, Tampico, Cuernavaca, Mérida, Morelia, Pachuca, Hermosillo, San Juan del Rio Xalapa, Durango, Villahermosa, Acapulco, Mexicali, Cancun, Zacatecas, Matamoros, Nuevo Laredo, Culiacan, Mazatlan, Coatzacoalcos and Minatilan. These 39 cities represent more than 47% of the total population of México according to INEGI. With our long-haul network we also provide long-distance services in 200 cities in México. We estimate that the cities in which we operate locally represent the majority of the total Mexican telecommunications revenue opportunity.

Our city roll-out is determined taking into consideration the following criteria:

•
Size of telecommunications opportunity. According to COFETEL, for the year ended December 31, 2008, all net-additional lines in México were concentrated in 12 of the 32 states: Chiapas, Chihuahua, México City, Hidalgo, Michoacan, Nayarit, Oaxaca, Puebla, San Luis Potosi, Tamaulipas, Tlaxcala and Yucatan. Eleven of the 39 cities we currently serve are in these states and eight of them are state capitals.

•	Regional economy. According to INEGI, in 2004, almost 93% of the total gross domestic product in México was generated in the 25 states in which we have a local presence.

•	Operational synergies. To become more efficient in launching cities, we decided to open clusters of cities to allow for quick systems and operations integration and network build-out.

Within these cities, studies were conducted using geographical, statistical and self-generated market research data to determine where the most attractive opportunities were concentrated. Our network has been built upon this comprehensive data allowing for fast penetration and cost-efficiency.

We believe that we have a 19.9% market share of our total addressable market in the 39 cities in which we offer local services. In Monterrey and Guadalajara, the first two markets where Axtel launched services, we estimate that we have achieved market shares, in each city, of approximately 16% and 14%. In particular, in the business market, we estimate that in Monterrey and Guadalajara we have achieved approximately a 20.7% and 24.2% market share, respectively. The table below provides our estimated market share as of December 31, 2008 for each of the cities where we offer local services, based on access lines.

Market Share Within Coverage Market

As of December 31, 2008

	Date Launched
City		Res	Business	Total
Monterrey	Jun-99	14.2%	20.7%	16.0%
Guadalajara	Dec-99	10.6%	24.2%	13.9%
México	Mar-00	7.0%	12.3%	8.5%
Puebla	Jan-01	9.2%	11.7%	9.9%
Toluca	Jan-01	8.8%	12.7%	9.7%
León	Jan-01	8.7%	20.6%	11.0%
Querétaro	Jul-04	7.6%	11.3%	8.6%
San Luis Potosí	Jul-04	16.4%	20.5%	17.4%
Aguascalientes	Oct-04	10.7%	11.9%	11.0%
Saltillo	Oct-04	10.6%	16.6%	11.8%
Ciudad Juárez	Nov-04	7.9%	11.9%	8.6%
Tijuana	Nov-04	6.3%	5.0%	5.9%
Torreón	Feb-06	9.3%	12.6%	10.0%
Veracruz	Feb-06	13.0%	13.2%	13.1%
Chihuahua	Mar-06	6.2%	8.8%	6.7%
Celaya	May-06	10.7%	10.7%	10.7%
Irapuato	Aug-06	9.2%	7.9%	8.9%
Cuernavaca	Mar-07	11.7%	11.3%	11.6%
Tampico	Mar-07	11.6%	13.1%	11.9%
Morelia	May-07	10.8%	10.0%	10.6%
Xalapa	Jun-07	10.0%	12.9%	10.5%
Mérida	Jun-07	6.1%	3.3%	5.4%
Hermosillo	Ago-07	4.7%	5.8%	4.9%
Reynosa	Oct-07	7.5%	6.5%	7.3%
Cd. Victoria	Oct-07	9.9%	11.2%	10.2%
Pachuca	Oct-07	7.2%	9.6%	7.7%
SJ del Río	Oct-07	9.8%	11.7%	10.2%
Matamoros	Jun-08	3.2%	2.2%	3.0%
Nuevo Laredo	Jun-08	4.7%	2.1%	4.0%
Culiacan	Jun-08	1.2%	3.2%	1.7%
Mazatlan	Jun-08	1.5%	1.5%	1.5%
Coatzacoalcos	Jun-08	3.8%	4.8%	4.1%
Minatitlan	Jun-08	3.5%	3.8%	3.6%

TOTAL		9.6%	11.8%	10.3%

Source: Market share percentages are company estimates based on number of lines in service divided by the average teledensity per square kilometer of coverage for each one of our radiobases.

Banamex, and its Mexican affiliates, Verizon Communications (formerly MCI) and Nextel de México represent 23% of our total revenues as of December 31, 2008. We signed a five-year contract with Banamex on November 30, 2006, renewable for another five years, to provide products and services for all their telecommunications needs in existing and new operations. Verizon Communications provides us a significant volume of international traffic to terminate in México, representing 3% of our total revenues for 2008. Additionally, we invoiced 3% of our total revenues to Verizon in 2008 for services rendered to Verizon's global customers in Mexico. We have maintained this relationship with Verizon Communications since 1995. Nextel de México provides telecommunications services to some of its customers through access to our network. We first entered into a services agreement with Nextel de México in April 2001, and this agreement has been extended seven times. Pursuant to this business relationship, we extended the agreement until August 31, 2011 to continue providing Nextel de México with local services, spectrum, long distance and 01-800 numbers, and other services, in a significant number of Mexican cities. Under this extension, Nextel de México will gradually exclude certain geographies, and the respective traffic or volume, from the agreement every year, therefore gradually reducing the contribution of Nextel de México in the Company’s revenues.

Our telecommunications business is susceptible to seasonality, where our volume related revenues are impacted due to lower consumption levels in vacation and holiday periods. We estimate that about 40% to 50% of our revenues are volume related.

f) Marketing and Sales

Our marketing strategy is to position ourselves as the first and best alternative provider of local, long distance, internet, data and value-added integrated telecommunications services in México. We undertake direct mail marketing (both special delivery and bill inserts) as well as telemarketing in order to generate geographically targeted brand awareness and to up-sell new services to existing customers. We also build brand awareness through the use of outdoor advertising and billboards, printed media including newspapers and magazines, advertisements on the radio and television and sponsorships of local news programs and co-sponsorship of programs with important companies in México. Our brand strategy is to convey a modern, attractive image using simple, visual communication and portraying a human profile.

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

Customer churn occurs primarily from our disconnecting customers for non-payment of bills. Churn also occurs when a customer chooses to switch to a competing service or to terminate service altogether. Churn results in the loss of future revenue from customers whose service is disconnected and limits our ability to recoup costs incurred in acquiring customers such as switching costs, commissions and installation costs. Our average monthly churn rate for year 2008 was 1.6% compared to 1.3% for the twelve months ended in December 31, 2008.

g) Pricing

In the residential market, in order to attract new subscribers, we actively promote attractive packages or bundles, which generate recurring monthly payments, like Axtel Libre Hogar Total, which offers unlimited local calls, domestic and U.S. long-distance and broadband Internet access to mass market customers. Once a customer has chosen our services, we focus on customer satisfaction and offer the customer benefits, rather than lower pricing, in order to maximize our retention rate. For instance, under Axtel x 2 we install and activate second lines for a small charge and allow customers free service trials for value-added services. In the business market, we attract users by offering a wide variety of advanced telecommunications services, like VPNs, dedicated private lines, co-location and network monitoring, in addition to voice services, which differentiate us from most of our competitors. For voice products, we offer volume discounts on local calls and provide additional services and discounts to customers who sign long-term contracts. To date, this strategy has allowed us to capture significant market share without eroding the value of the market through excessive price competition.

We maintain our prices at market levels. We offer pricing plans that are simple in order to assure customers of the integrity of the billing process. Our pricing structure rewards consumption by increasing discounts in relation to the amount billed. Our ability to introduce new products such as Axtel Libre Hogar Local, or Axtel Libre Hogar Internet, allows us to position ourselves as a value-added provider rather than competing on price only.

h) Our Network

We provide services using a complementary nationwide long-haul fiber-optic network with a hybrid wireline and fixed wireless local access network designed to optimize capital expenditures through the deployment of network access equipment based on specific customer requirements. Our last-mile access options include fixed wireless access technologies like proximity and symmetry, mobile or 802.16e WiMAX, point-to-point and point-to-multipoint wireless technologies, as well as metropolitan fiber rings. We switch our traffic using DMS equipment that interconnects with Telmex’s equipment and that of other local and long distance carriers in each city where we provide local service.

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

Through our current use of fixed wireless access technology, including Symmetry technology and WiMAX, we are able to provide our customers quality voice service and up to 8 Mbps data speeds. Currently, we provide voice and data packages to mass market customers with Internet speed access from 256 kbps up to 2 Mbps. We consider fixed wireless access technology to be ideal for our residential and micro and small business customers. Internet fixed wireless access technology, provides our customers with always-on data connections by using an internet protocol interface and dynamic timeslot assignments, which improves the data rates experienced by customers and also increases our network efficiency.

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

We have contracts with Telefónica Data de México, a subsidiary of Telefónica de España, pursuant to which we acquired the right to use capacity in Telefonica’s long haul fiber infrastructure which is located between the northern border of México and México City. Pursuant to such contracts, Telefónica Data de México has the right to use a pair of dark fibers in a portion of our metropolitan fiber rings. We also maintain a similar agreement with Telereunión to use approximately 620 kilometers of long-distance fiber optic network in the Gulf of México region.

Local Network

As of December 31, 2008, our metropolitan fiber optic rings totaled 1,540 kilometers in the cities where we offer local services. Our local network is comprised of several technologies, including fixed wireless access, WiMAX, copper, point-to-point, point-to-multipoint and fiber optic links.

The following summarizes our local infrastructure as of December 31, 2008:

City	FWA	Symmetry	WiMAX	PMP Sites	PTP Links	Switches	Metro Fiber Rings (Kms)
Monterrey	64	19	44	29	341	8	372
Guadalajara	63	8	45	24	314	7	163
México	159	34	90	60	1009	14	502
Puebla	20	5	21	7	101	1	70
Toluca	9	3	9	4	76	1	21
Leon	13	5	8	6	62	1	40
Queretaro	8	6	8	6	58	0	18
San Luis Potosi	11	5	8	5	20	0	24
Saltillo	7	5	6	4	42	0	37
Aguascalientes	9	5	9	4	24	0	15
Cd. Juarez	10	5	8	6	34	1	30
Tijuana	9	1	8	7	30	2	9
Torreon	7	5	8	4	46	1	18
Veracruz	6	5	6	4	20	1	24
Chihuahua	8	5	8	7	31	1	25
Celaya	2	3	3	2	17	0	16
Irapuato	0	3	2	1	2	0	19
Cuernavaca	5	2	6	3	21	0	5
Tampico	5	3	5	4	33	0	11
Morelia	4	4	5	3	15	2	3
Merida	4	4	6	3	38	1	16
Xalapa	3	3	4	2	5	0	5
Hermosillo	5	3	5	4	15	2	1
Others	0	14	72	26	123	13	96
Total	431	155	394	225	2,477	56	1,540

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

NETWORK INFRASTRUCTURE

200 Cities with LD connectivity
39 Cities with integrated local, LD, data and internet access
International links to world wide web (internet)
Leased links
Aerial fiber optic route
Underground fiber optic route

Switching

We use 10 Nortel’s DMS-100 digital switches to route traffic in twenty two cities and 3 Nortel’s Call Server 2000 Softswitch to route traffic in ten additional cities. We have four Nortel DMS-250 digital switches for long distance services that are installed in the Main Switches Facilities to receive the traffic from more than 200 cities and international traffic from US and ROW. We have four Ericsson TL4 digital switches for local services, two located in México, one in Monterrey and one in Guadalajara covering 16 cities. We use our A5020 Alcatel Softswitch used for Netvoice services and Internet Dialup. We have two SoftX3000 Huawei Softswitches that provide local services in eight cities and all the International VoIP traffic.

Our DMS-100 switches are capable of handling approximately up to 130,000 lines and the CS 2000 softswitches can handle up to 180,000, using the current software release. Both of these systems work on a modular basis and provide analog lines, E1 digital lines, digital high-speed data services, centrex services and operator assisted services. In addition, the CS2000 Softswitch can also provide multimedia capabilities by supporting multiple next generation protocols. Both switches can also provide private clear-channel digital lines, data transmission and value-added services such as four digit dialing, conference, call back, caller ID, call waiting, hot line and hunt group.

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

We have the required regulatory authority to provide such services to México’s entire population. Some of our concessions require us to offer services in certain geographic areas where we are not currently offering services. With respect to those geographical areas in which we were required to provide such services by December 2007, we have complied with such coverage requirements. With respect to those geographical areas in which we are required to provide such services by December 2008, we expect to comply with such requirements as requested; however, if needed we may request the necessary extensions from the SCT in order to comply with the coverage requirements. If we do not receive the necessary extensions when requested, the SCT could revoke the specific permits and concessions covering such territories in which we do not provide services. In the past we have been able to obtain extensions from the SCT in order to comply with such requirements and have been able to maintain in full force in effect our permits and concessions. However, in the event that we were to lose our concessions for these areas where we do not presently offer our services, our concessions for the geographic areas where we do presently offer our services would not be adversely affected.

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

Axtel and Telmex’s agreement. Axtel entered into an interconnection agreement with Telmex in March of 1999. Axtel’s interconnection agreement with Telmex expired on December 31, 2008. If the agreement expires without having been expressly extended by the parties, the agreement explicitly contemplates an automatic extension until both parties mutually agree to extend the expired agreement or execute a new interconnection agreement. The threshold for the differential between incoming and outgoing traffic set in this agreement is 5% and no payments have been made to Telmex since the implementation of this agreement.

Avantel and Telmex agreement. The Avantel interconnection agreement with Telmex was signed on October 1, 2006 and expired on December 31, 2008. The threshold for the differential between incoming and outgoing traffic set in this agreement is 5%. The agreement contains provisions for its continuous application; if it expires without having been extended by the parties, the agreement explicitly contemplates an automatic extension until both parties mutually agree to extend the expired agreement or execute a new interconnection agreement.

In addition to local interconnection agreements with Telmex, we have established interconnection agreements with most of the local fixed carriers, such as Teléfonos del Noroeste, S.A. de C.V. (‘‘Telnor’’), Alestra, Operadora Unefon, S.A. de C.V. (‘‘Unefon’’) and Maxcom, and some cable companies providing telephony services, representing more than twenty interconnection agreements in total. The terms and conditions for each agreement are similar to those established with Telmex. Although we have no local interconnection agreement with Megacable Comunicaciones de México, S.A. de C.V. due to particular legal issues between them and COFETEL, traffic is exchanged and interconnected between us and them through transit agreements with Telmex

Mobile interconnection

We have reciprocal interconnection agreements with all cellular providers (including Telcel, Unefon, Iusacell, Telefonica Movil, Cedetel, Norcel, Bajacel and Pegaso PCS) within each of the local coverage areas in which we operate. As of December 31, 2008, the wireline to mobile interconnection fee under the ‘‘calling party pays’’ mode payable to the cellular carriers was Ps. 1.21 per minute for Unefon, Iusacell and Telefonica Movil and Ps. 1.12 per minute for Telcel. In September 2008 and in response to an administrative procedure we initiated against Telcel, Telefonica, Iusacell and Unefon, the SCT determined fixed to mobile interconnection rates of  Ps. 0.55 per minute payable to Telcel as of December 31, 2008, and  Ps. 0.60 per minute payable to Telefonica, Iusacell and Unefon as of December 31, 2007.

Long distance interconnection

Acting as local network. This interconnection agreement allows long distance carriers to deliver long distance calls from their users to our local network. It also allows our users to made calls to a non-geographic numbers (800s) assigned by COFETEL to such long distance carriers. We have long distance interconnection agreements in place with major long distance carriers such as LADA (Telmex and Telnor long distance operation) or Alestra, among others. Carriers that have not established this interconnection agreement with us, use traffic through LADA or other carrier that maintains an agreement in place with us. As of December 31, 2008, the interconnection fee we receive from long distance carriers was US$0.01003 per minute (US$0.00975 plus a surcharge of 2.085% per minute).

Acting as long distance network. These interconnection agreements, established with Telmex, Telnor and Maxcom, allow us to deliver long distance calls from our users to a local network. It also allows users of the local network to made calls to a non-geographic numbers (800s) assigned by COFETEL to us. It also allows users of Telmex or Telnor who have choose Avantel as their long distance carrier to use Avantel long distance services. As of December 31, 2008, the interconnection fee we pay to local carriers was US$0.01003 per minute (US$0.00975 plus a surcharge of 2.085% per minute). Prices and tariffs charged under these long distance interconnection agreements are denominated in US dollars and then converted into Mexican pesos based on monthly exchange rates published by Banco de México.

International settlement

Mexican carriers entitled to operate an international gateway do not have any restriction on the volume of international traffic that they can terminate in México, as long as they comply with the Mexican telecommunications regulations.

In addition, each carrier is free to negotiate the applicable rates for international calls terminating in México. Prior to application, rates must be registered with COFETEL.

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

To facilitate the reception of payments and to make the payment process convenient for customers, we have developed a number of payment reception channels. Some of these channels are:

•	convenience stores;

•	banks;

•	Axtel MAPs (Axtel’s Sales and Payment Points);

•	e-billing;

•	Internet;

•	supermarkets;

•	automatic charges to credit cards, checking and debit accounts (upon customer approval); and

•	TELECOM (México’s mail and telegraph company) outlets for Avantel customers only.

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

Telmex. Our main local telephony competitor is Telmex, the former state-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than we have and serves all of the cities and markets that we serve. In addition, Telmex has an established customer base which represents the vast majority of the wireline local telephony lines in México.

Telmex is the dominant provider of local telephony services and, as such, a significant number of our customers maintain an ongoing relationship with Telmex. Telmex has a presence throughout México and its established and long-standing customer base gives it a substantial competitive advantage. See Item 3.D ‘‘Risk Factors—Risks Relating to Our Company—We depend on Telmex for interconnection and we may be forced to pay higher interconnection fees in the future, which could have a material adverse effect on our business and results of operations.’’

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

Alestra. Alestra commenced operations in 1996, providing only long distance telephony services to residential and business customers. In 2000, Alestra also started to offer local services to corporate customers in México, Monterrey and Guadalajara, primarily. According to their 2007 20-F Report, Alestra is owned 49% by AT&T Telecom México, Inc., a wholly owned subsidiary of AT&T Inc. and 51% by Onexa, S.A. de C.V., a corporation owned by Alfa, S.A.B. de C.V. Their network consists of 5,017 kilometers of long-distance fiber and 1,084 kilometers of metropolitan rings.  Due to the acquisition by the former SBC Communications Inc. of the former AT&T Corp., AT&T Inc. acquired certain obligations and restrictions with Alestra concerning direct competition and mandatory net margin contribution, among others, due to the significant ownership that the former SBC Communications Inc., now AT&T Inc., maintain in Telmex.

Maxcom. Maxcom commenced operations in 1999 targeting, initially, residential and small business customers in the cities of Puebla, México City, Querétaro, San Luis and Tehuacan. More recently, through joint-venture agreements with other companies, they have added a small presence in the cities of Guadalajara, Monterrey and Toluca.. Maxcom has deployed a wireline network in these cities and after nine years of operations, its customer base has grown to approximately 474,534 “revenue generating units” as of December 31, 2008.

Cable Companies. By virtue of the convergence legislation issued by COFETEL in October 2006, the largest cable companies in México are now providing local telephone services to residential and small business customers in México’s major cities, including many where we have operations.

Other. The legislative initiatives passed in 2006 created a legal framework for broadcasting companies to eventually provide voice and data services.

o) Legal Proceedings

We are currently party to the following material legal proceedings:

Spectrasite Dispute

In March 2002, Spectrasite Communications México, S. de R.L. de C.V. (‘‘Spectrasite México’’) filed an action against us in the 30th Civil Court in México City. Spectrasite México is seeking recovery of a deposit in the amount of US$13.0 million that Spectrasite México made with us in connection with a proposed sale-leaseback of towers. We, in turn, countersued Spectrasite México and Spectrasite Communications Inc. for breach of contract in a related action. If the court rules against us, the deposit will have to be reimbursed as will Spectrasite México’s legal costs and expenses and any other applicable amounts considered direct damages in accordance with applicable Mexican laws. If the court rules in our favor, we may be able to retain the deposit and/or any other applicable amounts considered as direct damages in accordance with applicable Mexican laws, in addition to receiving payment of our legal costs and expenses. On December 15, 2004, Spectrasite Communications Inc. was duly served. On April 1, 2008, the trial court ruled against us ordering Axtel to return the deposit and applicable interests. The Company will appeal the trial court’s order before the Superior Court of Appeal. On March 2009, the Superior Court of Appeal ruled in our favor discharging us of our obligation to return the deposit and its interest and ordering Spectrasite Mexico to pay damages to us. It is highly possible that Spectrasite México and Spectrasite Communications Inc. will file a constitutional review challenging such State Superior Court’s decision.

p) Regulatory Proceedings

In April 2006, COFETEL issued new general rules for the obligation to implement, on a national level, the system named ‘‘Calling Party Pays’’. Under the new legal framework the interconnection fees for national and international long distance calls will be increased. Axtel and Avantel have challenged such legal framework in the administrative and judicial courts of México. These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact these proceedings would have if they are not resolved in our favor.

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

In August 2006, COFETEL resolved interconnection disputes between us and Telcel. In this resolution COFETEL approved a reduction of the interconnection fees to be paid by us for calls terminated in Telcel’s network for the years between 2005 and 2010. Telcel challenged this resolution. This proceeding has been resolved confirming the reduced interconnection tariffs for the years between 2005 and 2007. The new resolution has been challenged by us and also by Telcel, and we cannot determine with reasonable certainty the impact that these proceedings may have if they are not resolved in our favor. In addition, we have started new administrative proceedings before COFETEL in order to obtain new interconnection tariffs for the years between 2008 and 2011. Due to a delay in the resolution by COFETEL under this proceeding, we legally requested the SCT (Secretaria de Comunicaciones y Transportes) to resolve this proceeding.

In addition to the foregoing, on May 2007 COFETEL resolved other interconnection disputes initiated by Axtel against Iusacell PCS, S.A. de C.V. and affiliates (“Iusacell”), Pegaso PCS, S.A. de C.V. and affiliates (“Telefonica Movil”) and Operadora Unefon, S.A. de C.V. (“Unefon”). COFETEL approved a reduction of the interconnection fees with respect to such cellular telephone companies. We challenged this resolution before the SCT.

On September 1, 2008, the SCT resolved such disputes issuing four resolutions for four administrative disputes concerning interconnection disagreements previously filed in COFETEL against Telcel, Iusacell, Telefonica Movil and Unefon.

The resolutions issued by the SCT, contemplated, in first instance the application of new interconnection rates starting in the month of September 2008 and in second instance the retroactive application of those rates. In the case of Telcel starting at January 1, 2008, and for the case of the other cellular telephone companies (Iusacell, Telefonica Movil and Unefon), starting in October 2006. Therefore under the final definitive resolutions, the cellular telephone companies are obligated to bill the Company according to the terms of the resolutions (rates based on the real duration of the call) for the termination of calls in mobile phones under the modality of “Calling Party Pays”, starting on the month of September 2008. In addition, there is a possibility that the Company could claim the amounts that it has paid in excess of the new rates during the period prior to September 1,2008.

 As of December 31, 2008, according to the resolutions of the SCT and using some preliminary information of the Company, Axtel and Avantel would have paid in excess to Telcel approximately the amount of Ps. 398 million and Ps. 397 million to the rest of the cellular telephone companies, as shown in the next table:

Telcel					Other Operators
		Axtel	Avantel	Total			Axtel	Avantel	Total
2006		-	-	-	2006	Ps.	53.5	7.7	61.2
2007		-	-	-	2007		181.7	25.9	207.6
January - July	Ps.	355.0	42.7	397.7	January – July		112.8	15.0	127.8
Total	Ps.	355.0	42.7	397.7	Total	Ps.	348.0	48.6	396.6

As a result of the resolutions issued by the SCT, the Company applied the new interconnection fees since August 2008. The new interconnection fees paid to Telcel in 2008 were Ps. 0.5465 per minute, and Ps. 0.6032 per minute for the rest of the cellular telephone companies. Applying the concept of non-discriminatory treatment, Avantel also adopted the rates mentioned above. Prior to SCT’s resolutions, Axtel and Avantel were paying the SCT Ps. 1.32 for each real minute to Telcel and Ps. 1.21 for each rounded minute to Iusacell, Telefonica Movil and Unefon. Nevertheless, all cellular telephone companies kept invoicing the Company for the traffic termination under the modality of “Calling Party Pays” applying the interconnection fees applicable previously to SCT’s resolutions. As of December 31, 2008, the difference between the amounts paid by the Company according to the new rates and the amounts invoiced by the cellular telephone companies amounted to apporimately Ps. 318 million.

Due to the fact that Telcel and the other cellular telephone companies have presented, before the Federal Courts, their disagreements regarding the resolutions issued by the SCT, Axtel and Avantel have a contingency in the event that Federal Courts rule against these resolutions and as a result establishes different rates than the ones established by the SCT. The contingency would be the difference between the rate established by SCT and the rate that the Federal Court could establish in the case that the later are higher than Ps. 0.5465 for each real minute for Telcel and Ps. 0.6032 for each real minute for Iusacell, Telefonica Movil and Unefon. The Company has recognized the cost based on Ps. 0.5465 per each real minute for Telcel and Ps. 0.6032 per each minute for the rest of the mobile carriers for periods subsequent to August 2008.

 With respect to the possibility of recovering the payments made in excess for periods prior to August 2008, potential recovery of such amounts is not automatic and compensation of balances is not contemplated under the interconnection agreements. Therefore, to obtain reimbursements, the Company may be required to take ordinary mercantile lawsuits against the cellular telephone companies, among other alternatives. In the case that the Company decides to take this route any claimed amounts by the Company in such litigation will be subject to interpretation by the judges based upon the documents presented by the parties. Due to the characteristics and complexity of the SCT resolutions and their effects, it is very likely that these procedures will be prolonged for a long period of time and the outcome of such trials is subject to great uncertainty. As of December 31, 2008, the Company has not recorded any benefits of the new lower rates for periods prior to August 2008.

With respect to the aforementioned SCT’s resolutions, the Company has knowledge that Telcel, Iusacell, Telefonica Movil and Unefon have asked the courts for a suspension against the application of the resolutions, although the Company has not been notified yet. These proceedings have not been resolved yet and we cannot determine with reasonable certainty the impact that these proceedings may have if the same are not resolved in our favor.

In addition to the foregoing, on April 2009 the COFETEL resolved the interconnection disputes initiated by Avantel against Telcel, Telefónica Movil, Iusacell and Unefon regarding the interconnection for termination of long distance calls under the system named ‘‘Calling Party Pays’’. The COFETEL resolved setting the same interconnection fees as previously resolved. The new resolutions will be challenged by Avantel and may also be challenged by the mobile operators; we cannot determine with reasonable certainty the impact these proceedings may have if they are not resolved in Avantel’s favor.

In December 2005, COFETEL determined the proportion of call attempts that each of the operators with an international port had the right to collect from 1999 through 2004. Avantel challenged this resolution by initiating various administrative procedures. These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact these proceedings would have if they are not resolved in our favor.

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

r) Enforceability of Civil Liabilities Against Foreign Persons

We and our subsidiaries (except for one subsidiary organized in the United States) are either variable capital corporations (sociedades anónimas de capital variable), limited liability companies (sociedades de responsabilidad limitada de capital variable) or fixed capital corporations (sociedades anónimas) (organized under the laws of México, and are headquartered, managed and operated outside of the United States (principally in México). Most of our directors and all of our officers reside in México. All or a substantial portion of our assets and the assets of most of our directors and all of our officers are located outside of the United States (principally in México). As a result, it may not be possible for investors or our shareholders to effect service of process outside of México or within the United States upon us or such persons, or to enforce a judgment obtained in the United States against us or them outside of México or in the United States courts that is based on the civil liability provisions under laws of jurisdictions other than México including the federal and state securities laws or other laws of the United States.

We have been advised by our special Mexican counsel, D&A Morales y Asociados, S.C., that no treaty is in effect between the United States and México calling for the mutual recognition and enforcement of their respective judgments. The recognition by Mexican courts of a judgment rendered in the United States is usually done under the principle of reciprocity, which means that Mexican courts would reexamine judgments rendered in the United States if such foreign country would reexamine Mexican judgments. Mexican courts may enforce judgments rendered in the United States through a homologation procedure consisting of the review by such Mexican courts of the foreign judgment to ascertain whether certain requirements of due process, reciprocity and public policy have been complied with, without reviewing the merits of the subject matter of the case. A judgment rendered in the United States may or need not be recognized if, among others:

•
the foreign court did not have jurisdiction over the subject matter in a manner that is compatible with or analogous to Mexican laws or the subject matter is within the exclusive jurisdiction of Mexican courts;

•	the judgment was rendered under a system which does not provide procedures compatible with due process requirements;

•	enforcement of the judgment would be contrary to public policy of México or generally accepted principles of international law;

•	the defendant did not receive adequate personal notice in sufficient time to defend itself;

•	the judgment is not final in the rendering state;

•	the judgment conflicts with another final judgment; or

•	the court of the rendering state would not enforce Mexican judgments as a matter of reciprocity.

Furthermore, there is doubt as to the enforceability, in actions originated in México, of liabilities based in whole or in part on the United States federal or state securities laws, and as to the enforceability of judgments obtained in the United States in actions based in whole or in part on the civil liability provisions of United States federal or state securities laws.

s) Current Regulatory Environment

General

The telecommunications industry in México is subject to the Federal Telecommunications Law and its regulations. In addition, certain rules under the General Means of Communications Law (Ley de Vias Generales de Comunicación) and the Telecommunications Regulations (Reglamento de Telecomunicaciones) generally remain effective.

Under the Federal Telecommunications Law, the Mexican telecommunications industry is regulated for regulatory, administrative and operational matters by COFETEL. COFETEL was created in 1996 as a separate entity from the SCT to regulate and promote the efficient development of the telecommunications industry in México. COFETEL is responsible for, among other things:

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

Concessions and permits

To provide telephony services in México through a public telecommunications network, a service provider must first obtain a concession from the SCT. Pursuant to the Federal Telecommunications Law, concessions for public telecommunications networks may not exceed a term of 30 years, and concessions for spectrum frequencies may not exceed a term of 20 years. Generally, concessions for public telecommunications networks and spectrum frequencies may be extended for a term equivalent to the term for which the concessions were originally granted as long as the concessionaire is in compliance with ongoing obligations stated therein. Concessions specify, among other things:

•	the type and technical specifications of the network, system or telecommunication services that may be provided;

•	the allocated spectrum frequencies, if applicable;

•	the geographical region in which the holder of the concession may provide the telecommunication service;

•	the required capital expenditure program;

•	the term during which such service may be provided;

•	the payment, where applicable, required to be made to acquire the concession, including, if applicable, the participation of the Mexican government in the revenues of the holder of the concession; and

•	any other rights and obligations affecting the concession holder.

In addition to concessions, the SCT may also grant permits for the following:

•	installing, operating or exploiting transmission-ground stations; and

•	providing telecommunications services as a reseller.

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

In addition, COFETEL is authorized to impose specific rate, quality and service requirements on those companies determined by the Federal Antitrust Commission (Comisión Federal de Competencia) to have substantial market power pursuant to the provisions of México’s antitrust statute. All rates for telecommunications services (other than value-added services) must be registered with COFETEL prior to becoming effective. The Federal Telecommunications Law prohibits telecommunications providers from cross-subsidizing among their services and requires that they keep separate accounting for each of their services.

The Mexican Antitrust Commission has found that Telmex has substantial power in the following five markets: interconnection, local services, domestic long distance services, international long distance services and long distance resale, as defined under México’s antitrust statute. Based on this finding, COFETEL issued a resolution in September 2000 regulating Telmex as a dominant carrier and imposing special obligations regarding, among other things, quality of services, tariffs and information disclosure. However, Telmex has obtained an injunction against any potential action by COFETEL for the purpose of implementing such resolution. As a result of this in-junction, Telmex is not currently subject to the specific obligations covered by COFETEL’s resolution.

Tax law

In accordance with the current tax legislation, companies must pay the greater of IT ("Income Tax") or IETU ("flat tax or Impuesto Empresarial de Tasa Unica") beginning  2008 (or AT ("Asset Tax") in 2007 and 2006). IT rate in México is 28%.  Mexican regulations allow companies to deduct tax losses against income tax, potentially reducing tax payments. If IETU is payable, the payment will be considered final and not subject to recovery in subsequent years.  The IETU rate is 16.5% for 2008, 17% for 2009 and 17.5% for 2010 and thereafter. All of them taxes recognize the effects of inflation but in a manner different from financial reporting standards.

C. Organizational Structure

Axtel, S.A.B. de C.V. has the following direct or indirect ownership interest in the following Capital Stock (all but Telecom Networks Inc. are subsidiaries incorporated in México):

(i)	100% of the Capital Stock issued by AVANTEL, S. DE R.L. DE C.V.,

(ii)	100% of the Capital Stock issued by AVANTEL INFRAESTRUCTURA, S. DE R.L. DE C.V.,

(iii)	100% of the Capital Stock issued by INSTALACIONES Y CONTRATACIONES, S.A. DE C.V.,

(iv)	100% of the Capital Stock issued by SERVICIOS AXTEL, S.A. DE C.V.,

(v)	100% of the Capital Stock issued by TELECOM NETWORKS INC. (incorporated in the U.S.A.), and

(vi)	50% of the Capital Stock issued by CONECTIVIDAD INALÁMBRICA 7 GHZ, S.DE R.L.

D. Property, Plants and Equipment

All of our properties are located in México. Our most important asset is our network infrastructure (See Item 4. Information on the Company, (h) Our Network).

Our corporate headquarters are located in Monterrey, México. Our Monterrey office consists of 39,779 square meters. The lease on this property expires in 2015. We also own or lease office space and warehouses throughout the 39 cities where we operate. These are the facilities in which we have installed our switches and administrative offices.  Office space or warehouses with more than 1,000 square meters are the following:

Name	Utilization/Use	Location	Area in m2	Property	Contract Ending Date
Headquarters Monterrey	Administrative	Monterrey	39,779	Lease	25/05/2015
Voice Center Apodaca	Operating Center	Monterrey	13,345	Lease	14/09/2005
Call Center	Operating Center	Santa Catarina	10,389	Lease	31/07/2011
Torre Axtel Santa Fe	Administrative	México	10,259	Lease	01/01/2011
Workcenter Alse Blanco	Operating Center	México	7,352	Lease	01/12/2011
Switch 1	Technology Facility	Guadalajara	5,550	Owned	-
CIC Apodaca	Technology Facility	Monterrey	5,164	Lease	14/09/2005
Switch 2	Technology Facility	México	3,434	Owned	-
Headquarters Axtel Reforma	Administrative	México	3,178	Lease	28/02/2008
Switch 1	Technology Facility	Monterrey	3,096	Owned	-
Workcenter San Jerónimo	Operating Center	Monterrey	3,048	Lease	03/03/2012
Switch andWorkcenter	Operating and administrative center	Cd. Juarez	3,043	Owned	-
Offices	Administrative	Tampico	3,000	Lease	30/11/2011
CIC Puente	Technology Facility	México	2,851	Owned	-
Workcenter	Operating Center	Matamoros	2,719	Lease	31/10/12
Workcenter	Operating Center	Nuevo Laredo	2,520	Lease	31/12/10
Switch 2	Technology Facility	Guadalajara	2,376	Owned	-
Offices and Workcenter	Operating and administrative center	Reynosa	2,375	Lease	31/07/10
Switch 2	Technology Facility	Monterrey	2,314	Lease	30/03/2030
Workcenter	Operating Center	Zacatecas	1,989	Lease	31/05/11
Offices and MAP	Administrative	Mérida	1,908	Lease	31/03/2010
Switch 1 and 3	Technology Facility	México	1,898	Owned	-
Workcenter	Operating Center	Xalapa	1,724	Lease	30/10/2016
Workcenter	Operating Center	Cancun	1,646	Lease	31/07/11
Workcenter	Operating Center	Leon	1,516	Owned	-
Workcenter	Operating Center	Tijuana	1,500	Lease	31/07/2007
Warehouse México	Operating Center	México	1,500	Lease	01/05/2007
Offices and Map	Operating Center	Matamoros	1,434	Lease	31/10/12
MSF Triunfo	Operating Center	México	1,393	Owned	-
Systems Site Apodaca	Technology Facility	Monterrey	1,369	Leased	14/09/2005
Workcenter	Operating Center	Aguascalientes	1,200	Lease	14/06/2010
Workcenter	Operating Center	Puebla	1,700	Lease	30/09/2017
Workcenter	Operating Center	Guadalajara	1,230	Lease	31/03/12
Warehouse Guadalupe	Operating Center	Monterrey	1,193	Lease	01/05/2006
Switch	Technology Facility	Toluca	1,188	Owned	-
Workcenter	Operating Center	Acapulco	1,169	Lease	01/07/11
Workcenter	Operating Center	Villahermosa	1,142	Lease	01/06/11
Offices, Administrative and MAP Admon. and Workcenter	Workcenter	Saltillo	1,100	Lease	31/05/2024
Oficinas and MAP	Administrative	Xalapa	1,100	Lease	27/02/2017
Switch	Technology Facility	Leon	1,099	Owned	-
Workcenter	Operating Center	Durango	1,087	Lease	01/07/11
Workcenter	Operating Center	Coatzacoalcos	1,061	Lease	31/12/2017
Workcenter	Operating Center	Veracruz	1,058	Lease	30/09/2011
Workcenter	Operating Center	Hermosillo	1,019	Lease	31/03/2010
Workcenter	Operating Center	Queretaro	1,000	Lease	01/03/14
Workcenter	Operating Center	Mérida	1,000	Lease	28/02/2009
Workcenter	Operating Center	Hidalgo	1,000	Lease	30/06/2010
Workcenter	Operating Center	Cd. Victoria	1,000	Lease	14/07/2010
Workcenter	Operating Center	Cuernavaca	1,000	Lease	14/10/2009
Workcenter	Operating Center	Culiacán	1,000	Lease	14/10/2010

Item 4.A  UNRESOLVED STAFF COMMENTS

Not Applicable

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

b) Key performance indicators

Management evaluates the performance of the Company by tracking the following indicators:

	2006					2007					2008
		1Q	2Q	3Q	4Q		1Q	2Q	3Q	4Q		1Q	2Q	3Q	4Q
Revenues (1)	Ps.	1,406.3	1,510.3	1,580.9	2,178.1	Ps.	3,005.5	3,116.0	3,081.3	2,987.9	Ps.	2,847.4	2,933.2	2,859.1	2,932.7
Local Service		998.7	1,065.7	1,108.0	1,157.6		1,278.8	1,326.1	1,337.5	1,394.3		1,291.2	1,363.9	1,340.4	1,247.0
Long Distance Services		113.5	129.9	133.8	206.5		402.7	419.4	352.3	357.7		332.0	341.7	319.8	292.6
Data		60.6	69.1	80.3	249.2		619.5	628.4	645.8	620.1		618.9	618.4	616.9	646.3
International traffic		118.6	125.4	121.4	187.4		293.0	330.4	313.9	272.9		238.6	228.7	182.1	333.5
Other Services		114.9	120.3	137.5	377.5		411.5	411.7	431.7	342.9		366.6	380.5	400.0	413.2
Cost of Revenues and Operating Expenses (1)		(896.8)	(973.2)	(1,025.4)	(1,469.0)		(2,070.8)	(2,054.7)	(1,995.2)	(1,985.4)		1,893.8	1,932.7	1,840.5	1,695.0
Access Lines (2)(3)(4)		648.4	697.0	733.1	792.5		815.2	843.7	884.6	932.3		965.3	972.0	954.9	935.8
Average Lines (2)(4)(5)		627.2	672.7	715.0	762.8		803.9	829.5	864.2	908.5		948.8	968.7	963.5	945.4
Monthly ARPU (6)(4)(7)		591.1	592.5	578.9	596.1		697.2	701.4	651.8	642.8		570.3	586.9	574.4	542.9
Customers (2)(3)(4)		394.0	422.0	444.6	502.4		518.0	543.8	576.0	623.2		659.1	667.9	654.5	639.8
Presubscription (LD) users (2)(3)(4)		0.0	0.0	0.0	298.5		280.8	270.0	265.1	246.1		236.1	203.1	194.4	188.6
__________________________

(1)	Amounts in millions of Ps.
(2)	Amounts in thousands.
(3)	Figures as of the end of each period.
(4)	Unaudited information.
(5)           Average Lines is the result of the Access Lines at the beginning of the period plus Access Lines at the end of the period divided by 2.
(6)	Amounts in Ps.
(7)	Monthly ARPU is the result of the sum of local and long distance revenues divided with the Average Lines of the quarter divided by 3.

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

•	Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

•	Data & Network. We generate revenues by providing data and network services, like Internet access, virtual private networks and private lines, to our customers.

•	International Traffic. We generate revenues by terminating international traffic from foreign carriers in México.

•
Other services. We generate revenues from other services, which include, among others, activation fees for new customers, sale of customer premises equipments (“CPEs”) and revenues from integrated services billed to customers.

The following summarizes our revenues and percentage of revenues from operations from these sources:

	Revenues (1)				% of Revenues
	Year ended December 31,				Year Ended December 31,
Revenue Source	2005	2006	2007	2008	2005	2006	2007	2008
Local calling services	Ps. 3,770.8	Ps. 4,330.0	Ps. 5,336.6	Ps. 5,242.6	70.3%	64.9%	43.8%	45.3%
Long distance services	487.9	583.6	1,532.2	1,286.1	9.1%	8.7%	12.6%	11.1%
Data & Network	215.7	459.1	2,513.8	2,500.5	4.0%	6.9%	20.6%	21.6%
International Traffic	509.3	552.8	1,210.2	982.9	9.5%	8.3%	9.9%	8.5%
Other services	378.7	750.2	1,597.8	1,560.3	7.1%	11.2%	13.1%	13.5%
Total	Ps. 5,362.4	Ps. 6,675.7	Ps. 12,190.6	Ps. 11,572.4	100.0%	100.0%	100.0%	100.0%
______________________
(1)	Amounts in millions of Ps.

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

Average Revenue Per User (ARPU)

Average revenue per user is used as an industry-standard measurement of a telecommunications company’s ability to maximize the amount of recurring revenues it derives from each customer in light of the amount of capital expenditures made to attract such customer.  This measurement allows us to gauge our return on investment as compared with both our domestic competitors in México as well as other telecommunication services providers abroad.

c) Year Over Year Comparisons

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Revenues from Operations

Revenues for 2008 were Ps. $11,572.4 million, compared to Ps. $12,190.6 million in 2007, an decrease of Ps. $618.2 million or 5%.  The number of access lines increased to 935,768 from 932,292, a marginal increase of 3.5 thousand lines, and our average revenue per user decreased from Ps. 673 in 2007 to Ps. 568 in 2008.

Local services. Local service revenues for the twelve-month period ended December 31, 2008, totaled Ps. 5,242.6 million, an annual decrease of Ps. 94.1 million, or 2%, from Ps. 5,336.6 million recorded in 2007. This change is mainly due to cellular revenues and measured service decreases resulting from less traffic and lower cellular revenues per minute supported by lower fixed-to-mobile termination rates.

Long distance services. In 2008, long distance service revenues declined to Ps. 1,286.1 million from Ps. 1,532.2 million registered in 2007, an decrease of Ps. 246.0 million, or -16%. Reduction in unit long-distance revenues is attributable to further penetration of commercial offers including national and international minutes within a monthly rent.

Data & Network. Data and network service revenues totaled Ps. 2,500.5 million in 2008, compared to Ps. 2,513.8 million in 2007, a marginal decrease of Ps. 13.3 million. The decrease is explained by reduced data pricing to selected large corporate customers and federal government agencies.

International traffic. Revenues generated from international calls terminated in México totaled Ps. 982.9 million in 2008, compared to Ps. 1,210.2 million in 2007, a decrease of Ps. 227.3 million, or 19%. The decline is explained by lower revenues per minute in absolute and relative terms due to the strong peso prevailing during the first nine months of 2008.

Other services. Revenue from other services accounted for Ps. 1,560.3 million in 2008, a decrease of Ps. 37.5 million, or 2%, from Ps. 1,597.8 million registered in 2007. The decline is explained by less activation fees caused by lower new lines and reduced equipment sales compared with 2007.

Cost of Revenues and Operating Expenses

Cost of Revenues. Cost of revenues was Ps. 3,704.9 million in 2008, compared to Ps. $4,504.7 million in 2007, an decrease of Ps. 799.8 million, or 18%, year-over-year. This decline was mainly due to a decrease in fixed-to-mobile termination rates and domestic long-distance costs.

Operating Expenses. In 2008, operating expenses increased to Ps. 3,792.2 million, from Ps. 3,601.4 million in 2007, an increase of Ps. 190.8 million, or 5%. Among others, increases of Ps 97.2 million and Ps. 66.7 million in personnel and consulting and outsourcing expenses, respectively explain this growth.

Depreciation and Amortization. Depreciation and amortization totaled Ps. 2,855.8 million in 2008, compared to Ps. 2,690.7 million in 2007, a growth of Ps. 165.2 million or 6%.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Revenues from Operations

Revenues for 2007 were Ps. $12,190.6 million, compared to Ps. $6,675.7 million in 2006, an increase of Ps. $5,514.9 million or 83%.  The number of access lines increased to 932,292 from 792,532, an increase of 18%, and our average revenue per user increased from Ps. 590 in 2006 to Ps. 673 in 2007.

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

Data & Network. Data and network service revenues increased to Ps. 2,513.8 million in 2007, compared to Ps. 459.1 million in 2006, an increase of Ps. 2,054.7 million, or 448%. The increase is explained by an increase in dedicated Internet and VPNs services provided primarily to business customers.

International traffic. Revenues generated from international calls terminated in México totaled Ps. 1,210.2 million in 2007, compared to Ps. 552.8 million in 2006, an increase of Ps. 657.4 million, or 119%. This growth is due mainly to the consolidation of Avantel.  .

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

Operating Expenses. In 2007, operating expenses increased to Ps. 3,601.4 million, from Ps. 2,260.1million in 2006, an increase of Ps. 1,341.3 million, or 59%.Among others, increases of Ps 734.6 million, Ps. 94.6 million and Ps. 53.3 million in personnel, consulting and outsourcing and advertising expenses, respectively explain this growth.

Depreciation and Amortization. Depreciation and amortization totaled Ps. 2,690.7 million in 2007, compared to Ps. 1,560.1 million in 2006, a growth of Ps. 1,130.6 million or 72%. The increase is due to the organic expansion in 2007 and the consolidation of Avantel not reflected in October and November 2006

US GAAP Reconciliation

We describe below the principal differences between Mexican GAAP and US GAAP that relate to the operations of Axtel.  See Note 23 to the audited consolidated financial statements for reconciliation to US GAAP of shareholders’ equity and net income (loss) for the respective periods presented.

Recognition of the effects of inflation on financial information. Until December 31, 2007, under Mexican GAAP, the effects of inflation were reflected in financial statements.  Such a convention has no counterpart under US GAAP.  However, although Mexican GAAP includes the effects of inflation in financial statements, the SEC does not require the restatement of financial statements to reconcile the effects of the Mexican GAAP inflation accounting.

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

Statement of changes in financial position.  In accordance with Mexican GAAP, we presented statements of changes in financial position in constant pesos until December 31, 2007.  This presentation identified the generation and application of resources that represented differences between the beginning and ending financial statements balances in constant pesos.  Beginning on January 1, 2008, the Company is required to prepare a statement of cash flows in accordance with Mexican GAAP.

The changes in the consolidated financial statement balances included in our audited consolidated financial statements constitute cash flow activity stated in constant pesos as of December 31, 2007 for information presented until December 31, 2007 (including monetary losses which are considered as cash losses in the financial statements presented in constant pesos).  Beginning on January 1, 2008 and in accordance with Mexican GAAP, an entity is only required to recognize the effects of inflation when the accumulated inflation equals to, or is higher than 26% in the most recent three-year period. SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements.  However, US GAAP requires that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures.

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

Recent Accounting Pronouncements

Recently issued accounting pronouncements under Mexican GAAP

The CINIF has issued the following FRS, effective for years beginning after December 31, 2008, and which do not provide for earlier application.

(a)
FRS B-7 “Business acquisitions”– FRS B-7 supersedes Bulletin B-7 and establishes, among other things, the general rules for the initial valuation and recognition at the acquisition date of net assets, stressing that all business acquisitions should be accounted for using the purchase method.

(b)
FRS B-8 “Consolidated and combined financial statements”- FRS B-8 supersedes Bulletin B-8 "Consolidated and combined financial statements and valuation of permanent investments in shares" and establishes the general rules for the preparation and presentation of consolidated and combined financial statements and related disclosures. Amendments include:

(i)        the obligation to consolidate special purpose entities (SPEs) when controlled;

(ii)       the possibility, under certain rules, of not presenting consolidated financial statements when the parent is, in turn, a subsidiary with no minority interest or when the minority stockholders do not object to the fact that consolidated financial statements are not issued;

(iii)      consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may  change its involvement in decision making at the time of assessing the existence of control; and

(iv)      regulations relating to the valuation of permanent investments have been transferred to a different bulletin.

(c)
FRS C-7 “Investments in associates and other permanent investments”-  FRS C-7 sets forth the rules to account for investments in associates as well as other permanent investments where there is no control, joint control or significant influence. The principal changes with respect to the former standard include the following:

(i)        equity method of accounting is required for SPEs where significant influence is exercised;

(ii)       consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may  change its involvement in decision making at the time of assessing the existence of significant influence; and

(iii)       a specific procedure and a limit for recognizing the associated entity's losses are provided.

(d)
FRS C-8 “Intangible assets”- FRS C-8 supersedes Bulletin C-8 and establishes general rules for the initial and subsequent recognition of intangible assets acquired individually, either through the acquisition of a business or arising internally during the normal course of the entity's operations. Main changes include:

(i)     the definition of intangible assets is narrowed to establish that segregation is not the only condition for the intangible asset to be identifiable;

(ii)     subsequent outlays for research and development projects in progress should be expensed as earned if they are part of the research phase or as an intangible asset if they meet the criteria to be recognized as such;

(iii)     greater detail is provided to account for the exchange of an asset, in accordance with the provisions of international standards and other FRS; and

(iv)     the presumption that an intangible asset may not exceed a useful life of twenty years was eliminated.

Recently issued accounting pronouncements under US GAAP

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which replaces SFAS No. 141, Business Combinations, originally issued in June 2001. SFAS No. 141R will apply to business combinations for which the acquisition date is on or after January 1, 2009, and this statement could have a material impact on us with respect to business combinations completed after the effective date. Such significant changes include, but are not limited to the acquirer recording 100% of all assets and liabilities, including goodwill, of the acquired business, generally at their fair values, and acquisition-related transaction and restructuring costs being expensed rather than included as part of the purchase price allocation process. In addition, after the effective date, reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties related to any business combinations, even those completed prior to the Statement’s effective date, will generally be recognized in earnings.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. This statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary. SFAS No. 160 is effective for our quarterly reporting period ending March 31, 2009. If we were to enter into an arrangement after the effective date of the standard where we are required to consolidate a noncontrolling interest, we would report the noncontrolling interest’s equity as a component of our shareholders’ equity in our consolidated balance sheet and report the component of net income or loss and comprehensive income or loss attributable to the noncontrolling interest separately. While certain changes in ownership interests will be treated as equity transactions under the new standard, a gain or loss recognized upon loss of control of a subsidiary will be recognized in the consolidated statement of operations. This practice differs from our current policy of recognizing such gains or losses as a component of equity. In addition, the amount of gain or loss is measured using the fair value of the noncontrolling interest at the date control ceases.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, by requiring expanded disclosures about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for our quarterly reporting period ending March 31, 2009. We are in the process of evaluating the impact of this statement on the disclosures included in the notes to our consolidated financial statements.

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

Income taxes, tax on assets, and employee statutory profit sharing

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

Deferred income tax and employee statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes with respect to which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

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

Estimated useful lives of plant, property and equipment

Axtel estimates the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of its costs, amounting in 2008 to Ps. 2,524.7 million, or 25% of its operating costs and expenses.

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

Net resources provided by operating activities was Ps. 2,868.4 million, Ps. 3,226.7 million and Ps. 2,532.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Net resources used in investing activities was Ps. 4,047.4 million, Ps. 2,556.4 million and Ps. 8,800.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.  These cash flows primarily reflect investments in property, systems and equipment of Ps. 4,000.6 million, Ps. 2,486.0 million and Ps. 7,854.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Net resources provided by (used in) financing activities from continuing operations was Ps. (891.5) million, Ps. (318.6) million and Ps. 5,449.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Since our inception, we have invested over Ps. 25,969.2 million as we built out our infrastructure.  We expect to make additional investments in future years as we selectively expand our network into other areas of México in order to exploit market opportunities as well as to maintain our existing network and facilities.

Indebtedness

During the twelve-month period ended on December 31, 2008, total debt increased Ps. 2,032.8 million, out of which Ps. 1,785.2 million results from the depreciation of the Mexican peso, and only Ps. 247.6 million represents actual new indebtedness. See Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, for hedging transactions related to our indebtedness. The following table summarizes our total debt, currency and interest rate structure as of December 31, 2008.

	Amount	Currency	Interest Rate

2012 Syndicated Term Loan - peso tranche	1,042.4	MXN	Floating rate
2012 Syndicated Term Loan - US dollar tranche	1,492.3	USD	Floating rate
2013 Senior Notes	2,200.0	USD	Fixed rate
2017 Senior Notes	3,723.0	USD	Fixed rate
Avantel - Telmex Capital Lease Obligation	415.2	MXN	Fixed rate
Other Leasings	507.6	MXN and USD	both
Notes Premium and Accrued Interest	159.3	n.a.	n.a.
Changes in Fair Value of Syndicated Loan	250.1	n.a.	n.a.
Total Debt	9,789.8

All financial contracts and indentures governing Company’s indebtedness do not limit the ability of subsidiaries to transfer funds or pay dividends to the Company. The average life of Axtel’s debt is 7 years approximately. The following table summarizes the maturity profile of the Company’s indebtedness as of December 31, 2008:

Year	Million Ps.
2009	304.1
2010	1,335.7
2011	1,310.7
2012	506.9
2013	2,220.0
2017	3,723.0

OTHERS:
Notes Premium	22.7
Accrued Interest	136.5
Var. Fair Value Syndicated Loan	250.1
Total Debt as of Dec 31, 2008	9,789.8

 The most relevant financial covenants on existing debt are the following:

 2012 Syndicated Loan

(i)   Net Worth as of the end of any fiscal quarter not less than 80% of the Net Worth as of December 31, 2006,

(ii)  Consolidated EBITDA to interest ratio to be greater than 3.0x as of the end of any fiscal quarter, commencing with the fiscal quarter ending September 30, 2006, and

(iii) Consolidated Senior Indebtedness to EBITDA ratio not greater than 3.0x as of the end of any fiscal quarter, commencing with the fiscal quarter ending September 30, 2006.

2013 Senior Notes

Consolidated Indebtedness to EBITDA ratio not greater than 4.0x as of the end of any fiscal quarter.

 2017 Senior Notes

Consolidated Indebtedness to EBITDA ratio not greater than 4.0x as of the end of any fiscal quarter.

 As of December 31, 2008, the Company has no material capital expenditures commitments.

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

As of December 31, 2008, the Company does not have commitments for capital expenditures that could result in material obligations for the Company.

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

By expanding both our geographical presence and network capacity, the Company made significant progress in the execution of its business strategy in 2008. The capital expenditures made during 2008, not only in capacity expansion, but also in Wimax wireless technology, have created a solid growth platform to serve highly profitable market segments, and have also strengthened the Company’s position as one of the leading, value added integrated telecom service providers in Mexico. Despite the unfavorable domestic and international macroeconomic and financial environment in 2008, we were able to continue implementing our business strategy. This was made possible thanks to our sound capital structure, which is a result of the Company’s prudent financial management, solid competitive position and, in particular, the hard work and professionalism of our people. During 2008, we completed the deployment of our Wimax network and reinforced our voice and data portfolio of services, including the broadband Internet services that we offer to residential and SME customers. Wimax is a new technology in which Axtel is one of the global pioneers and the first company in Mexico to use this telecommunications platform in a significant number of locations. This significant deployment of capacity and technology strengthens our network and enhances our versatility to meet the demand for customers’ data, Internet and voice services with carrier-class grade of service. As part of our geographic expansion plan, in 2008 we added 12 more cities to our system, reaching a total of 39 cities. We expect to continue growing primarily as a result of customer acquisitions in our current markets as we continue to expand our coverage and capacity in the major metropolitan areas that we currently serve.  We also expect to expand into selected geographies we do not yet serve through organic growth and, possibly, strategic acquisitions or commercial agreements. The Mexican telecommunications industry is highly influenced by various factors, such as: (i) competition in local services, long distance, data, internet, voice over internet protocol, or VoIP, services and video; (ii) ability to attract subscribers; (iii) changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes; (iv) the effects of governmental regulation of the Mexican telecommunications industry; (v) declining rates for long distance traffic; and (vi) other factors described in this Form 20-F.

In order to understand the telecommunications industry in Mexico, in order to completely assess the results of operations for the periods discussed in this Form 20-F, and the expected results for upcoming years, it is important to consider competition from existing and new entrants, prices in local and long-distance services, economic conditions in Mexico and the U.S.A., exchange and inflation rates, among many other factors.

E. Off-balance sheet arrangements.

As of December 31, 2008, the Company maintains the following stand-by letters of credit and performance and surety bonds, that due to their contingency nature, are not reflected in our balance sheet.

Issuer	Type	US Dollars (in Thousands)	Pesos (in Thousands)
Avantel Infraestructura S. de R.L. de C.V	Quality	0.0	2,000.0
	Concession	0.0	1,2387.3
	Performance	99.3	0.0
	Performance	0.0	65,263.2
Avantel S. de R.L. de C.V.	Leasing	0.0	0.0
	Quality	0.0	10.2
	Concession	0.0	2,734.7
	Performance	0.0	123,428.3
	Other	0.0	5.5
Avantel, S.A.	Performance	0.0	10.0
	Other	0.0	529.7

Axtel, S.A.B. de C.V.	Leasing	0.0	412.0
	Quality	0.0	2,086.7
	Concession	0.0	1,262.2
	Performance	0.0	59334.5
	S-By L/C in favor of Telmex	34,000.0	0.0
	Other	0.0	567.6
Servicios Axtel S.A. de C.V.	Others	0.0	56.7
Instalaciones y Contrataciones S.A. de C.V.	Others	0.0	179.8
TOTAL		34,099.3	259,168.4

F. Tabular disclosure of contractual obligations.

The following table discloses aggregate information about our contractual obligations as of December 31, 2008, and the periods in which payments are due.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	pro forma, payments due by period (US$ in millions)
Debt maturing within one year	21.9	21.9	—	—	—
Long-term debt	671.1	—	191.7	204.4	275.0
Interest payments	301.6	53.5	96.3	78.4	73.4
Operating leases	103.4	22.8	33.4	16.7	30.5
Total contractual cash obligation	1,098.0	98.2	321.4	299.5	378.9

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The following table presents information concerning our directors and executive officers as of April 25, 2008:

Officer	Position
Tomás Milmo Santos	Chairman, Director and Chief Executive Officer
Felipe Canales Tijerina	Chief Financial Officer
Andrés Velázquez Romero(1)	Executive Director - Mass and Business Markets and Alternate Director
Bruno Gustavo Ramos Maza	Executive Director - Strategic Accounts
Ivan Alonso Hernández	Executive Director - Technology
Alberto de Villasante Herbert(1)	Executive Director - Negotiations, Alliances and Institutional Relations and Alternate Director
José Eloy Valerio Treviño	Vice President of Human Resources and Processes
Gerardo González Villarreal	Audit Director
Federico Gil Chaveznava	General Counsel
Thomas Milmo Zambrano	Director
Patricio Jiménez Barrera....................................	Director
Alberto Santos de Hoyos	Director
Lorenzo H. Zambrano Treviño	Director
Alberto Garza Santos	Director
Héctor Medina Aguiar	Director
Bernardo Guerra Treviño(2)(3)	Director
Fernando Quiroz Robles(2)(3)	Director
Lawrence H. Guffey(2)(3)	Director
Balbina Milmo Santos(1)	Alternate Director
Francisco Garza Zambrano(1)	Alternate Director
Alberto Santos Boesch(1)	Alternate Director
David Garza Santos(1)	Alternate Director
Ramiro Villarreal Morales(1)	Alternate Director
Mauricio Morales Sada(1)	Alternate Director
Javier Arrigunaga Gómez del Campo(1)	Alternate Director
Benjamin Jenkins(1)	Alternate Director

_________________

(1)	The role of alternate director is to perform the role of the primary director if the primary director is not in attendance.

(2)	Independent Directors.

(3)	Member of audit and corporate practices committee.

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

Tomás Milmo Santos has held the position of Chief Executive Officer of Axtel since 1994 and Director since October 1997. Mr. Milmo was also appointed Chairman of the Board of Directors in October 2003. Prior to joining Axtel, Mr. Milmo worked at Carbonifera de San Patricio, S.A. de C.V., a medium sized mining company in México. In 1988 he was named CEO of that same company, holding this post until 1990, when he founded and became CEO of Milmar, S.A. de C.V., a housing development company that developed and sold over 10,000 homes between 1990 and 1993. He is a member of the Board of Directors of Cemex, S.A. de C.V., HSBC México S.A., ITESM (Tec de Monterrey) and Universidad de Monterrey. Mr. Milmo holds a degree in Business Economics from Stanford University.

Felipe Canales Tijerina is Chief Financial Officer of Axtel since February 2009. Prior to joining Axtel, Mr. Canales spent 30 years at Alfa, being Chief Financial Officer of Sigma Alimentos, a processed food company, from 2007 to 2009.  Mr. Felipe Canales also served as a Director at Alestra, the telecommunications company jointly owned by Alfa and AT&T. Before his position in Sigma Alimentos, Mr. Canales was Senior Vice-President of Corporate Planning and Economic Studies, and Corporate Treasurer from 1996 to 2004. Mr. Canales has a Bachelor’s Degree in Industrial Engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey and a MBA from The Wharton School at the University of Pennsylvania. Mr. Canales participated in the formation of Alestra.

Andrés Velázquez Romero has held the position of Executive Director of Mass and Business Markets in Axtel since March 2007. Prior to his current position, Mr. Velazquez held various Senior Management positions in Axtel including Executive Director for Central Region and Treasurer and Administrative Director.  Mr. Velázquez has been responsible for treasury, risk management, credit lines, funding structure and foreign exchange for a number of banking institutions. Prior to joining Axtel, he was the COO in charge of the Banca Serfín International Agency in New York. Mr. Velázquez holds a degree in Economics from the ITAM in México City.

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

Thomas Milmo Zambrano has been a Director of Axtel since October 1997 and held the position of Chairman of the Board of Directors from October 1997 until 2003. Mr. Milmo Zambrano was founder and Chairman of Grupo Javer S.A. de C.V., one of the largest housing development companies in México, and of Incasa, S.A. de C.V., one of the largest aggregate producers in México. He was also Chairman and CEO of both Carbonifera de San Patricio S.A. de C.V. and Carbon Industrial, S.A. de C.V., medium-sized mining companies in México. He was a Director of Cemex, S.A. de C.V. until 1996.

Patricio Jiménez Barrera held the position of Chief Financial Officer of Axtel from January 1998 until March 2009. Prior to joining Axtel, Mr. Jiménez held a variety of finance-related positions, including an investment banker while at InverMéxico Casa de Bolsa, a corporate treasurer while at Grupo Cydsa, S.A. and an investment banker, international treasurer, financing and correspondent banker while at Banca Serfín, S.A. (México’s third largest bank). Immediately prior to joining Axtel, Mr. Jiménez was responsible for the International Division at Banca Serfín, S.A. He is a member of the board of Seguros Banorte Generali and Pensiones Banorte Generali. Mr. Jiménez is a CPA and holds a degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Patricio Jiménez has been a Director of Axtel since 1998.

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

Lorenzo Zambrano Treviño has been a Director of Axtel since October 1997. Mr. Zambrano is the Chairman of the Board and CEO of Cemex, S.A. de C.V. He is also the Chairman of the Boards of Directors of the Instituto Tecnológico y de Estudios Superiores de Monterrey and the Americas Society. He is a member of the Executive Committee of Grupo Financiero Banamex Accival, S.A. de C.V. and the Salomon Smith Barney International Advisory Board. In addition, he is a member of the Board of Directors of Coca Cola Femsa, S.A. de C.V. and Televisa, S.A. He is also a member of the Advisory Council to the Stanford Graduate School of Business, the Museo de Arte Contemporaneo and the U.S.-México Commission for Educational and Cultural Exchange. Mr. Zambrano holds a B.S. degree in Mechanical Engineering from the Tecnológico de Monterrey and an M.B.A. from Stanford University.

Alberto Garza Santos has been a Director of Axtel since October 2003. Mr. Garza is the founder and Chairman of the Board of Promotora del Viento, S.A de C.V., a company dedicated to wind power in México. He is also founder and Chairman of the Board of Promotora Ambiental, S.A.B. de C.V. (PASA), a leading waste management company in México. Mr. Garza has engineered PASA’s growth through multiple acquisitions, local unit start-ups, municipal concessions and the development of world-class landfills, including México’s first five privately owned landfills. In 2002, he positioned PASA as PEMEX’s waste services provider of choice, winning various large, multiyear contracts.

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

Bernardo Guerra Treviño has been a Director of Axtel since April 2006. Chief Executive Officer, and founding member in 1995, of MG Capital, an independent asset management firm in México. From 1986 to 1995, he held different positions in financial institutions in Monterrey. Mr. Guerra holds an Industrial Engineering degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM). He currently serves in the Board of Director of Promotora Ambiental S.A.B. de C.V.(PASA) and Banco Ahorro Famsa S.A.

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

Javier Arrigunaga Gomez del Campo has been an Alternate Director of Axtel since April 2007. Mr. Arrigunaga is General Counsel and Head of Insititutional Development for Citigroup Latinamerica and Banamex. Prior to his current position, Mr. Arrigunaga was México’s Ambassador at OECD and held various Executive positions in Banco de México (México’s Central Bank) including General Counsel and Secretary of the Board of Governors. Mr. Arrigunaga has been Director of AeroMéxico, Mexicana and Scotiabank. Mr. Arrigunaga holds a Law degree from the Universidad Iberoamericana and a L.L.M. from Columbia University.

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

David Garza Santos has been an Alternate Director of Axtel for Mr. Alberto Garza since November 2005. Mr. Garza is Chairman of the Board of Directors and Chief Executive Officer of Maquinaria Diesel, S.A de C.V., a company which distributes Caterpillar, Ingersoll Rand and other construction equipment in México and is also Chairman of the Board of Directors of Comercial Essex, S.A. de C.V., which is the largest distributor of Exxon Mobil lubricants in México. Mr. Garza is also a member of the Board of Directors of Desarrollos Delta, S.A. de C.V., a real estate developer for residential, offices and resorts in México, a member of the Board of Directors of Promotora Ambiental, S.A. de C.V., a leading waste management company in México and also a member of the Advisory Committee of the School of Business Administration of the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Garza holds a degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

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

Mauricio Morales Sada has been an Alternate Director of Axtel for Mr. Bernardo Guerra Treviño since April 2006. Mr. Morales Sada is president, and founding member in 1995, of MG Capital, an independent asset management firm in México. From 1984 to 1995, he held different positions in financial institutions in Monterrey. Mr. Morales holds a Mechanical Engineering degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM), and currently serves in the Advisory Committee for the Business Incubator of the same institute.

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

B.  Compensation

For the year ended December 31, 2008, the aggregate compensation, including benefits, we paid to our directors, alternate directors and executive officers for services in all capacities was approximately Ps. 50.6 million.

In 2008, we and our subsidiaries incurred no costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to retirement plans or pension plans.

C. Board Practices

Axtel’s articles of incorporation do not contemplate specific periods for its board members. See “Item 6A.  Directors and Senior Management” above for the initiation term of each of the Company’s directors.  None of the directors of Axtel have any type of arrangement with Axtel whereby such director would receive benefits upon termination of employment.

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

D. Employees

For the years ended December 31, 2006, 2007 and 2008, we had 5,656, 6,872 and 7,056 employees, respectively.  All of our employees, except for our executive officers and certain other managers, are members of 3 different labor unions. We believe we have good relationships with our employees and their respective unions.

E. Share Ownership

Share ownership of directors and senior management as of December 31, 2008, is as follows:

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

As of December 31, 2008 (except as otherwise noted), there are no arrangements for involving employees in the capital of the Company or any arrangement that involves the issue or grant of options or shares or securities of the Company.

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

The following chart reflects information with respect to each shareholder that is the beneficial owner of five percent or more of each class of the Company’s shares including the shares held by the trustee of the CPO trust as of December 31, 2008, to the extent that the information is known to the Company or can be ascertained from public filings:

(i)	Total Number of Shares: 8,769,353,223 shares (including Series A and Series B shares).

(ii)	Shares held by Nacional Financiera, S.N.C., as trustee of the CPO Trust: 8,672,716,395 shares, which represents 98.9% of the entire capital stock of the Company.

(iii)	Beneficial owners of 5% or more of the Company’s shares (as of December 31, 2008):

NAME	NATIONALITY (1)	Series A	% of total ownership	Series B	CPOs (2)	% of total ownership	% total
Tomás Milmo Santos	Mexican	27,855,354	0.3%	3	170,000,959	13.7%	13.9%
Thomas Milmo Zambrano	Mexican	17,369,850	0.2%	12	97,909,183	7.9%	8.0%
Alberto Santos de Hoyos	Mexican	15,505,689	0.2%	15	64,362,365	5.2%	5.3%
Credit Suisse & BBVA (3)	Foreign	-	-	12	119,000,000	9.5%	9.5%
Telecomunicaciones Holding Mx (4)	Foreign	-	-	-	n.a.	Between 7% and 10%	Between 7% and 10%
(1) Foreign holders must hold their Series B shares beneficially through CPO’s or ADS’s.
(2) 1 CPO is equal to 7 shares.
(3) Share ownership through 3-year forward agreement with Impra Café S.A. de C.V., a subsidiary of Cemex S.A.B. de C.V. Based upon information available to the Company as of March 31, 2008.
(4) Based upon information available to the Company as of April 16, 2009.

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

Resolution of Shareholdings Dispute

On August 26, 2005, we, Telinor, Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. (collectively, ‘‘Blackstone’’), LAIF X sprl and LAIF IV Ltd. entered into a settlement agreement (the ‘‘Settlement Agreement’’) pursuant to which all issues in an arbitration and other previously disclosed judicial proceedings in the United States and México relating to the issuance and ownership of certain of our shares were resolved. As a consequence of the Settlement Agreement, our shareholders held an ordinary and extraordinary shareholders meeting on August 26, 2005 pursuant to which, among other matters: they acknowledged and ratified all current shareholdings in Axtel including the issuance and subscription of the previously issued shares which were the subject of dispute; they authorized a decrease in an immaterial amount in Telinor’s and Blackstone’s ownership of our shares and an increase in the same amount in LAIF X sprl’s ownership share, the Merger of Telinor and Axtel and a number of ancillary matters. All of the proceedings between the parties to the Settlement Agreement with respect to the matters previously in dispute have been definitely resolved.

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

Banamex Master Services Agreement

On November 27, 2006, Axtel, Avantel and Banamex entered into a master services agreement in which it was agreed that all service agreements in effect between Avantel and Banamex as of the date of the acquisition would survive with substantially identical terms and Axtel would provide telecommunications services (including, local, long distance and other services) to Banamex and its affiliates located in México. During the term of the agreement, Banamex has agreed to contract with us for all of its current and future telecommunications needs and we have agreed to grant Banamex a most favored customer benefit with respect to rates and services levels. The initial term of this agreement is for five years, with automatic renewal for similar periods of five years if at that time of renewal we are not in breach of our obligations.

Banamex Credit Agreement

On December 7, 2006, Avantel Concesionaria and Banamex entered into a credit agreement under which Avantel Concesionaria issued a standby letter of credit in favor of Telmex and Telnor for an amount of US$60.0 million to secure payment of services rendered by Telmex and Telnor in connection with the interconnection agreement dated as of October 1, 2006 among Telmex, Telnor and Avantel Concesionaria. On April 23, 2008, the standby letter of credit was extended until December 2008. The extension was signed between AXTEL, S.A.B. de C.V. and Banamex and the amount was reduced to US$34.0 million.

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

Other Transactions

•
In March and May 2000, we and Gemini, S.A. de C.V. (a company controlled by Alberto Garza Santos, one of our shareholders) entered into lease agreements for the lease of land and property on which our corporate offices and a switch are located. For the period beginning January 1, 2002 and through December 31, 2006, we paid Gemini approximately US$8.4 million in rental payments under these leases. On 2007, the agreement was modified and signed between Axtel and Inversiones DD. For the period beginning January 1, 2007 and through December 31, 2008, we paid Inversiones DD approximately USD$3.4 million in rental payments under these leases.

•
In August 2002, we and Neoris de México, S.A. de C.V. (a consulting firm indirectly controlled by an affiliate of Impra Café, S.A. de C.V., one of our shareholders) entered into a professional services agreement for the provision of technical assistance to us with respect to a customer care platform.. In 2008, we paid an aggregate amount of US$2.2 million in service fees.

•
In April 2002, we and Instalaciones y Desconexiones Especializadas, S.A. de C.V. (a company controlled by the son of Alberto Santos de Hoyos, one of our shareholders) entered into a services agreement for the provision of installation services with regard to customer premise equipment. For the period beginning April 1, 2002 and through December 31, 2008, we paid them approximately US$3.9 million in fees for services.

•
We and Operadora de Parques y Servicios. S.A. de C.V. (a company controlled by the son of Alberto Santos de Hoyos, one of our shareholders) entered into a service agreement dated February 16, 2005, for the marketing and advertising of Axtel inside a theme park. For the period beginning January 1, 2002 and through December 31, 2008, we paid them approximately US$1.1 million in related fees.

•
Fundación Axtel A.C., a non-profit charity, was founded in 2005 to promote provide assistance in the communities where we operate. Among others, Tomas Milmo Santos and Patricio Jimenez serve as Directors in Fundación Axtel.  For the twelve-month period ended December 31, 2008, we contributed US$1.0 million to Fundación Axtel.

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

Organization and Register

We are a sociedad anónima bursátil de capital variable organized under the laws of México.  We were incorporated in 1994 under the name Telefonía Inalámbrica del Norte, S.A. de C.V.  Thereafter, on March 1999, our corporate name changed to Axtel, S.A. de C.V. Later, on December 2006, our corporate name changed to Axtel, S.A.B. de C.V.

Our corporate domicile is San Pedro Garza García, Nuevo León, México, and our headquarters are located at Blvd. Gustavo Díaz Ordaz Km. 3.33, Colonia Unidad San Pedro, 66215, San Pedro Garza García, Nuevo León.

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

Capital Stock

Outstanding Capital Stock

Our capital stock consists of two series of shares of common stock without par value: Series A shares and Series B shares. Pursuant to Article 54 of the Mexican Securities Market Law and subject to the prior authorization of the CNBV, we may issue shares of a different series without voting rights, or with restricted voting rights, or with additional limitations of other corporate rights.  The Shareholders’ meeting approving such issuance shall determine the rights corresponding to the new series of shares issued.

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

(i)
We must give notice to the Ministry of Communication and Transportation (Secretaria de Comunicaciones y Transportes or “SCT”) of México of the intention of the interested party to carry out the subscription or transfer, which notice shall include information about the interested party acquiring the shares;

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

To the extent that we declare and pay dividends on our Shares, dividends will be payable in Pesos.  The Depositary will covert Pesos received with respect to Series B shares underlying CPOs deposited with it into U.S. Dollars and distribute U.S. dollars to ADS holders, after deduction or upon payment of applicable fees and expenses, of the Depositary.  Currently, there is no Mexican withholding tax or other Mexican tax levied on holders of Shares purchased outside México on dividends paid in respect of such Shares.  See “Taxation—Mexican Taxation.”

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

The protections afforded to minority shareholders and the fiduciary duties of officers and directors under Mexican law are generally different from, and not as comprehensive as, those in the United States and many other jurisdictions.  The Mexican legal regime concerning director fiduciary duties has not been extensively interpreted by Mexican courts, unlike many states in the United States where duties of care and loyalty established by court decisions have helped to shape the rights of minority shareholders.  Mexican civil procedure does not contemplate class action lawsuits or shareholder derivative actions, which allow shareholders in the United States to bring actions on behalf of other shareholders or to enforce rights of the corporation itself.  Shareholders in México cannot challenge corporate actions taken at shareholders’ meetings unless they meet stringent procedural requirements.  As a result of these factors, it is generally more difficult for our minority shareholders to enforce rights against us or our directors or principal shareholders than it is for shareholders of a U.S. company.

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

Submission to Jurisdiction

Our bylaws provide that in connection with any controversy between our shareholders and us, or between our shareholders in connection with any matter related to us, both we and our shareholders shall submit to the jurisdiction of the courts of Monterrey, Nuevo León, México.

C. Material Contracts

 Exhibit 4.16 - Acquisition of Avantel,

Exhibit 4.17 - Avantel and Telmex Agreements,

Exhibit 4.18 - Bridge Credit Agreement,

Exhibit 4.19 - Term Loan Agreement, and

Exhibit 4.20 – Amended and Restated Credit Agreement.

D. Exchange Controls

There are currently no exchange controls in México.

E. Taxation

Income tax rate in México is 28%.  Mexican regulations allow companies to deduct tax losses against income tax, potentially reducing tax payments. All interest payments we make under the senior notes, the bridge loan, the syndicated term loan and all other existing indebtedness with a foreign counterpart, are made free and clear of and without deduction or withholding taxes.

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

By using derivative financial instruments to hedge exposures to currency exchange rates fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit counterparty risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties.

For financial derivative instruments that are designated as hedging activities, the Company and its subsidiaries conduct certain procedure which formally documenting the hedging relationship, its risk management objective and the strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, effectiveness of the hedging instrument in offsetting the hedged risk and designing methodology to measure the ineffectiveness.

The Company and its subsidiaries conduct tests of effectiveness, prospective and retrospective, to measure in every moment that the relations of hedging are highly effective according to accounting standards. Whenever ineffectiveness is detected, the Company will record that amount in the results as part of the CFR. Due to the fact that the fair value of financial derivative instruments may suffer significant fluctuations, it is very probable that the Company will be exposed to volatility related to unrealized profits and losses due to the changes in the fair value of financial derivative instruments in the future.

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

Fair value hedge

a)
On March 22, 2007, the Company contracted a CCS (Currency Swap) to cover the risk of exchange rate generated by the syndicated term loan for U.S. $110.2 million, which matures in February 2012, in which the Company will receive payments of 3 month Libor plus 150 basis points over U.S. $110.2 million notional and will pay a monthly rate of TIIE 28 days plus 135 basis points over Ps. 1,215.5 notional which includes the amortizations of principal. This transaction is under the fair value hedge accounting model.

(Amounts in charts are expressed in millions)
			Estimated fair value (USD)
Counterpart	Notional	Conditions	2008	2007
Credit Suisse	$1,215.5 MXP $110.2 USD	The Company pays TIIE + 135 basis points and receives Libor + 150 basis points	$23.3	($2.4)

For the year ended December 31, 2008 the change in the fair value of the hedging activity of the syndicated term loan resulted in an unrealized gain amount of U.S. $25.7 million recognized in the comprehensive financial result, offset it by the change in the fair value of the debt valuated at December 31, 2008 in U.S. $21 million.

Cash flow hedge

a)
On March 29, 2004, the Company entered into a derivative a Ps-USD CCS to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes, which matures in 2013. Under this CCS transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps.1,270,019 (nominal value) at annual rate of 12.30%.This derivative instrument expired on December 15, 2008.

b)
Derived from the reopening of the issuance on March 2005 for U.S. $75 million and as a complement of the hedging strategy mentioned above, on June 6, 2005, the Company entered into a new derivative a Ps-USD CCS transaction. The purpose of this agreement was to hedge the remaining portion of its U.S. dollar foreign exchange exposure resulting from the first issuance, and the totality of its U.S. $75 million issuance. Under this agreement, Axtel received semiannual payments calculated based on the aggregate notional amount of U.S. $136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 1,480.4 (nominal value) at annual rate of 12.26%. This derivative instrument expired on December 15, 2008.

c)
On February 3, 2007, the Company entered into a new derivative IOS (“Interest Only Swap”). The purpose of this agreement was to hedge the debt service from its new U.S. dollar bond issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $275 million at a fixed annual rate of 7.625%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 3,038.75 (nominal value) at a fixed annual rate of 8.54%.

     As of December 31, 2008, the CCS information is as follows:

(Amounts in charts are expressed in millions)
			Estimated fair value (USD)
Counterpart	Notional	Basic conditions	2008	2007
Credit Suisse	$3,039 MXP $275 USD	The Company pays fixed annual rate of 8.54% and receives fixed annual rate of 7.625%	$12.4	($4.2)

For the year ended December 31, 2008, the change in the fair value of these CCS is an unrealized gain amount of U.S. $16.6 million. This gain was recognized within the other comprehensive income section of equity, net of deferred taxes.

Derivatives registered as trading

The Company only enters into financial derivative instrument that it intends to mitigate a forecasted transaction or the unpredictability of cash flows to be received or paid related to a recognized asset or liability.  The Company does not speculate using financial instruments. However, the Company redeemed 35% of the issuance of U.S. $250 million derived from the issuances of debt of December, 2003 and March, 2005. Originated by the closing of Swaps described in sections a) and b) from the paragraph “Cash flow hedges”, the Company stayed with an “over-hedge” in these derivatives therefore it decided to cover this excess of hedge with an inverse operation having the volatility of this portion being registered in the CFR. This operation is a CCS (Currency Swap).  In this transaction the Company receives 12.26% over a notional amount of Ps. 950.7 million and pays 11% over the notional amount of U.S. $87.5 million. According to the financial reporting standards this Swap does not comply with the requirements to be registered as a risk hedge, however it is considered as an economic hedge by the Company. This derivative instrument expired on December 15, 2008.

Embedded derivatives

The Company has conducted an initiative to identify, analyze and segregate if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics within financial or non financial agreements. These instruments are commonly known as embedded derivatives and do follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company identified and recognized an amount of U.S. $0.5 million from embedded derivatives effects during 2008 in the accounting records.

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

There were no changes to our internal control over financial reporting that occurred during the period covered by Form 20-F for the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on this evaluation, our management concluded that internal control over financial reporting was effective as of December 31, 2008.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

KPMG Cardenas Dosal S.C. (“KPMG”) served as our auditors for the years ended December 31, 2008 and 2007.  The following table sets forth the fees paid to KPMG for the financial years ended December 31, 2008 and 2007.

	Year ended December 31
	2008	2007
	(in millions of nominal pesos)	(in millions of nominal pesos)

Audit Fees (1)	Ps. 5.9	Ps. 5.9
Tax Fees (2)	0.4	0.5
All Other Fees (3)(4)	-	1.3
Total Fees	6.3	7.7
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

See pages F-1 through F-6.

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

Axtel, S.A.B. de C.V. /s/ Felipe Canales Tijerina Felipe Canales Tijerina Chief Financial Officer
Date: April 30, 2009

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2008
(With comparative figures for 2007 and 2006)
(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders’
Axtel, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Axtel, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity, for each of the years in the three-year period ended December 31, 2008, the consolidated statement of cash flows for the year ended December 31, 2008 and the consolidated statement of changes in financial position for each of the years in the two-year period ended December 31, 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Mexico.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with Mexican Financial Reporting Standards (FRS). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Axtel, S.A.B. de C.V. and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations, the changes in their stockholders’ equity for each of the years in the three-year period ended December 31, 2008, the consolidated cash flows for the year ended December 31, 2008 and the consolidated changes in their financial position for each of the years in the two-year period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

As discussed in note 4 to the consolidated financial statements, on January 1, 2008 the FRS B-2 "Statement of Cash Flows" came into effect superseding Bulletin B-12 “Statement of Changes in Financial Position”; accordingly, as of such date and in a prospective manner, the Company presents the consolidated statement of cash flows; therefore, such statement and the consolidated statement of changes in financial position are not presented for comparison purposes.

Mexican Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles information relating to the nature and effect of such differences is presented in note 23 to the consolidated financial statements.

KPMG Cárdenas Dosal, S.C.

 Leandro Castillo Parada

Monterrey, N.L., México
February 9, 2008, except for note
23, which is as of April 29, 2009

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Balance Sheets
as of December 31, 2008 and 2007
 (Thousands of Mexican pesos)

		December 31,
Assets		2008	2007

Current assets:
Cash and cash equivalents	Ps.	1,105,576	1,573,877
Accounts receivable (note 6)		1,796,664	1,822,349
Refundable taxes and other accounts receivable		250,284	113,148
Prepaid expenses		33,104	45,657
Inventories (note 9)		138,898	167,889
Derivative financial instruments (note 7)		475,730	-

Total current assets		3,800,256	3,722,920

Long-term accounts receivable		20,098	18,254
Property, systems and equipment, net (note 10)		15,306,448	13,679,871
Intangible assets (note 13)		820,319	1,058,204
Pre-operating expenses, net (note 11)		64,120	111,897
Deferred taxes (note 18)		1,192,323	936,089
Deferred employee's profit sharing (note 18)		7,815	14,180
Investment in shares of associated company (note 12)		18,008	15,249
Other assets, net (note 14)		339,774	274,013

Total assets	Ps.	21,569,161	19,830,677

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	Ps.	2,590,567	1,848,934
Accrued interest		136,532	111,849
Taxes payable		133,985	132,984
Current maturities of long-term debt (note 15)		296,106	160,163
Other accounts payable (note 16)		358,014	397,578
Deferred revenue		547,628	583,052
Derivative financial instruments (note 7)		-	93,861

Total current liabilities		4,062,832	3,328,421

Long-term debt, excluding current maturities (note 15)		9,358,464	7,484,955
Other long-term accounts payable		7,932	6,215
Employee benefits (note 17)		63,345	57,514
Deferred revenue		145,171	203,226

Total liabilities		13,637,744	11,080,331

Stockholders’ equity (note 19):
Common stock		7,562,075	8,870,062
Additional paid-in capital		741,671	741,671
Shares repurchase program		162,334	-
Deficit		(649,779)	(949,610)
Cumulative deferred income tax effect		-	132,168
Change in the fair value of derivative instruments (note 7)		115,116	(43,945)

Total stockholders’ equity		7,931,417	8,750,346

Commitments and contingencies (note 21)

Total liabilities and stockholders’ equity	Ps.	21,569,161	19,830,677

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Statements of Operations
for the fiscal years ended December 31, 2008, 2007 and 2006
 (Thousands of Mexican pesos)

		Years ended December 31,
		2008	2007	2006
Telephone services and related revenues (note 20)	Ps.	11,572,401	12,190,610	6,675,712

Operating costs and expenses:
Cost of revenues and services		(3,704,876)	(4,504,713)	(2,104,361)
Selling and administrative expenses		(3,657,123)	(3,601,427)	(2,260,105)
Depreciation and amortization		(2,855,839)	(2,690,687)	(1,560,054)

		(10,217,838)	(10,796,827)	(5,924,520)

Operating income		1,354,563	1,393,783	751,192

Comprehensive financing result:
Interest expense		(801,687)	(869,472)	(482,735)
Interest income		58,938	78,864	92,135
Foreign exchange (loss) gain, net		(1,602,127)	972	23,700
Change in the fair value of derivative instruments		54,051	19,942	(24,808)
Monetary position gain		-	268,797	11,467

Comprehensive financing result, net		(2,290,825)	(500,897)	(380,241)

Employee’s profit sharing (note 18)		(7,974)	(6,088)	(1,570)
Deferred employee’s profit sharing (note 18)		(6,365)	(13,594)	4,699
Other expenses, net (note 2)		(54,055)	(438)	(35,770)

Other expenses, net		(68,394)	(20,120)	(32,641)

(Loss) income before income taxes and equity in earnings of associated company		(1,004,656)	872,766	338,310

Current income tax expense (note 18)		(15,556)	(98,819)	(4,894)
Deferred income tax benefit (expense) (note 18)		286,045	(284,381)	(112,656)
Current flat tax expense (note 18)		(962)	-	-
Deferred flat tax benefit (note 18)		32,046	-	-

Total income and flat tax benefit (expense)		301,573	(383,200)	(117,550)

Equity in earnings of associated company (note 12)		2,759	1,430	1,652

Net (loss) income	Ps.	(700,324)	490,996	222,412

Weighted average common shares outstanding		8,769,353,223	8,754,493,119	8,522,810,598

Basic and diluted (loss) earnings per share (pesos)(note 19)	Ps.	(0.08)	0.06	0.03

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Statement of Cash Flows
for the year ended December 31, 2008
(Thousands of Mexican pesos)

Operating activities:
Net loss	Ps.	(700,324)
Income and flat tax benefit		(301,573)
Employee’s profit sharing		14,339
Items related with investing activities:
Depreciation		2,524,668
Amortization		331,171
Gain in sale of property, system and equipment		(569)
Equity in earnings of associated company		(2,759)
Items related with financing activities:
Interest expense		801,687
Amortization of premium on bond issuance		(4,549)
Change in the fair value of derivative financial instruments		(54,051)

Subtotal		2,608,040

Increase in accounts receivable		(33,017)
Increase in allowance for doubtful accounts		58,702
Decrease in inventories		28,992
Increase in other accounts receivable		(121,483)
Increase in accounts payable		651,408
Taxes paid		(150,504)
Decrease in deferred revenue		(93,479)
Decrease in other accounts payable and other liabilities		(107,721)

Net cash flow from operating activities		2,840,938

Investing activities:
Acquisition and construction of property, systems and equipment, net		(4,000,615)
Increase in other assets		(19,267)

Net cash flow from investing activities		(4,019,882)

Net cash to apply in financing activities		(1,178,944)

Financing activities:
Shares repurchased		(277,666)
Interest paid		(715,161)
Loans obtained, net		215,842
Change in the fair value of derivative financial instruments		(114,499)

Net cash flow from financing activities		(891,484)

Net decrease in cash		(2,070,428)

Adjustment to cash flow from changes in foreign exchange		1,602,127

Cash and cash equivalents at beginning of year		1,573,877

Cash and cash equivalents at end of year	Ps.	1,105,576

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

for the fiscal years ended December 31, 2008, 2007 and 2006

 (Thousands of Mexican pesos)

		Years ended December 31,
		2007	2006
Operating activities:
Net income	Ps.	490,996	222,412
Add charges (deduct credits) to operations not requiring (providing) resources:
Depreciation		2,299,574	1,413,288
Amortization		391,113	146,766
Accrual for seniority premiums and severance		11,324	12,474
Deferred income tax and employee’s profit sharing		297,975	107,957
Equity in earnings of associated company		(1,430)	(1,652)

Resources provided by operations		3,489,552	1,901,245

(Investment in) net financing from operations		(262,804)	630,851

Resources provided by operating activities		3,226,748	2,532,096

Financing activities:
Increase in common stock		192,280	-
Additional paid-in capital		194,540	(9,804)
(Payments) proceeds from loans, net		(812,371)	5,409,926
Restricted cash		-	37,225
Accrued interest		95,403	2,680
Other accounts payable		11,523	8,986

Resources (used in) provided by financing activities		(318,625)	5,449,013

Investing activities:
Acquisition and construction of property, systems and equipment, net		(2,486,093)	(7,854,529)
Pre-operating expenses		-	(13,991)
Investment in shares of associated company		-	(12,474)
Intangible assets		-	(752,082)
Other assets		(70,298)	(167,551)

Resources used in investing activities		(2,556,391)	(8,800,627)

Increase (decrease) in cash and cash equivalents		351,732	(819,518)

Cash and cash equivalents at beginning of year		1,222,145	2,041,663

Cash and cash equivalents at end of year	Ps.	1,573,877	1,222,145

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

		Common stock	Additional paid-in capital	Shares repurchase program	Deficit	Cumulative deferred income tax effect	Change in the fair value of derivative instruments	Total stockholders’ equity

Balances as of December 31, 2005	Ps.	8,677,782	556,935	-	(1,663,018)	132,168	(62,761)	7,641,106
Issuance costs		-	(9,804)	-	-	-	-	(9,804)
Comprehensive income (note 19(c))		-	-	-	222,412	-	30,608	253,020

Balances as of December 31, 2006		8,677,782	547,131	-	(1,440,606)	132,168	(32,153)	7,884,322
Issuance of common stock (note 19(a))		192,280	194,540	-	-	-	-	386,820
Comprehensive income (note 19(c))		-	-	-	490,996	-	(11,792)	479,204
Balances as of December 31, 2007		8,870,062	741,671	-	(949,610)	132,168	(43,945)	8,750,346

Effects of the application of FRS D-4		-	-	-	132,168	(132,168)	-	-

Absorption of accumulated deficit from prior years (note 19 (a))		(1,307,987)	-	-	1,307,987	-	-	-

Shares repurchasing program (note 19(a))		-	-	440,000	(440,000)	-	-	-
Shares repurchased (note 19 (a))		-	-	(277,666)	-	-	-	(277,666)
Comprehensive loss (note 19(c))		-	-	-	(700,324)	-	159,061	(541,263)

Balances as of December 31, 2008	Ps.	7,562,075	741,671	162,334	(649,779)	-	115,116	7,931,417

The accompanying notes are an integral part of the consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

(1)	Basis of presentation

On February 9, 2008, the Administration of the Company authorized the issuance of the accompanying consolidated financial statements and related footnotes.

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

(2)	Organization, description of business and salient events

Axtel, S.A.B. de C.V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company’s activity, a concession is required (see note 21 (e) and (f)).  In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint radio links, WiMAX, fiber optic and copper technology, which are used depending on the communication needs of the clients.

In order to implement its strategic plans, the Company performed a restructuring during the year ended December 31, 2008 in some of its operational areas. The cost of this restructuring, consisting of compensation and employee severance payments was Ps. 39,354, and is included in the statement of operations for the year ended December 31, 2008 as part of the other expenses.

As described in note 19, during July 2008, the Company began a shares buy-back program which was approved at an ordinary shareholders’ meeting held on April 23, 2008 for up to Ps. 440 million.

In an ordinary shareholders’ meeting held on July 15, 2008, the stockholders’ approved the merger of Impulsora e Inmobiliaria Regional, S.A. de C.V., Adequip, S.A. de C.V., Avantel Equipos, S.A. de C.V., Avantel Recursos, S.A. de C.V., Avantel Servicios, S.A. de C.V. and Avantel Telecomunicaciones, S.A. de C.V. (as the mergers companies) into Servicios Axtel, S. A. de C. V. (as the merging company).  The merger was effective among the parties and in relation with third parties since August 1, 2008 and doesn’t have any impact in the operation or the consolidated figures of the Company.

On August 31, 2007, the stockholders’ approved a three-for-one stock split (the split). The split became effective on October 8, 2007. The proportional equity interest participation of existing stockholders’ did not change as a result of the split.  For comparison purposes, the number of shares for the year ended December 31, 2006 in note 19 has been adjusted for the effects of the split for all periods presented.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

On February 2, 2007, the Company issued U.S. $275 million of 10-year unsecured senior notes. This issuance matures on February 1, 2017. The interest will be payable semiannually and the senior notes bear interest at 7 5/8 % beginning on August 1, 2007. The proceeds of this issuance were used to prepay the bridge financing related to the December 2006 acquisition of Avantel (see note 15).

As described in note 19, on January 4, 2007 Telecomunicaciones Holding Mx, S. de R.L. de C.V. (“Tel Holding”) subscribed and paid 246,453,963 Series B shares (represented by 35,207,709 CPOs) through the Instituto Nacional de Valores (“INDEVAL”), in relation to the subscription agreement.

(3)	Summary of significant accounting policies

The accounting policies and practices followed by the Company in the preparation of the consolidated financial statements are described below:

(a)	Use of estimates

The preparation of consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant items subject to such estimates and assumptions include the carrying amount of property, systems and equipment, valuation allowances for receivables, inventories and deferred income tax assets; valuation of derivative instruments; and assets and obligations related to employee benefits. Due to current economic environment, actual results could differ from those estimates and assumptions. Those estimates are based on the better judgment of the management of the Company. Company’s management evaluates its estimated and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment which management believes to be reasonable under the circumstances. Management adjusts the assumptions when facts and circumstances dictate.

For purposes of disclosure in the notes to the consolidated financial statements, references to pesos or “Ps.”, are to Mexican pesos; likewise, references to dollars or U.S. $, are to dollars of the United States of America.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(b)	Recognition of the effects of inflation

The accompanying consolidated financial statements have been prepared in accordance with FRS in effect as of the balance sheet date and include the recognition of the effects of inflation on the financial information through December 31, 2007, based upon the Mexican National Consumer Price Index (NCPI) published by Banco de México (see note 4). Cumulative inflation percentage of the three preceding years and the indexes used to recognized inflation through such year were as follows:

December 31,	NCPI	Inflation
		Yearly	Cumulative
2008	133.761	6.53%	15.01%
2007	125.564	3.76%	7.96%
2006	121.015	4.05%	4.05%
2005	116.301	3.33%	-

(c)	Principles of consolidation

The consolidated financial statements include the financial statements of Axtel and the subsidiaries mentioned below. All accounts and intercompany transactions have been eliminated in the preparation of the consolidated financial statements. The consolidation was made based on audited financial statements of each of the subsidiaries, which were prepared in accordance with the FRS.

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(d)	Cash equivalents

Cash equivalents of Ps. 989,494 and Ps. 1,390,858 at December 31, 2008 and 2007, respectively, consist of overnight repurchase agreements and certificates of deposit with an initial term of less than three months.  Cash equivalents are carried at the lower of acquisition cost plus accrued interest as of the most recent balance sheet date or net estimated realizable value. Interest and foreign currency exchange fluctuation are included in the statements of operations as part of the comprehensive financing result.

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

Inventories are carried at the lower of cost or net realizable value. Cost of revenues include expenses related to the termination of our customers’ cellular and long-distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links, and until December 31, 2007 the restated cost was determined by application of the NCPI factor to current costs.

(h)	Property, systems and equipment

Property, systems and equipment, including capital leases, are initially recorded at acquisition cost, and until December 31, 2007, adjusted for inflation by using factors derived from the NCPI.

Starting January 1, 2007, the acquisitions of assets in period of construction or installation include the corresponding comprehensive financing result as part of the assets value.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

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

(i)	Telephone concession rights

Telephone concession rights that are included within intangible assets are restated by NCPI factors until December 31, 2007 and are amortized under the straight-line method over a period of 20 to 30 years (the initial term of the concession rights).  Avantel’s telephone concession rights are amortized over the remaining term of life.

(j)	Pre-operating expenses

 Pre-operating expenses include administrative services, technological advice and comprehensive financing results incurred through June 1999 and also the expenses incurred during 2000, 2004, 2005 and 2006 in opening offices in other cities throughout the country. These expenses were capitalized, and until December 31, 2007 were adjusted for inflation based on factors derived from the NCPI and are amortized under the straight-line method over a period of 10 years (see note 11).

(k)	Other and intangible assets

Other assets mainly include costs related to Telmex / Telnor infrastructure costs guarantee deposits and notes issuance costs (see note 14).

As a consequence of the acquisition of Avantel and based upon calculations prepared by an independent expert appraiser, the Company recognized different intangible assets as follows: trade name, customer relationships and concession right (see note 13).

(l)	Employee benefits

Termination benefits for reasons other than restructuring and retirement to which employees are entitled are charged to operations for each year, based on actuarial computations using the projected unit credit method. At December 31, 2008 and for purposes of recognizing benefits upon retirement, the remaining average service life of employees entitled to plan benefits approximates 20.6 years.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(m)	Derivative financial instruments

The Company accounts for derivatives and hedging activities in accordance with FRS C-10 for Mexican GAAP and FASB Statement No. 133, for US GAAP, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which require that all derivative instruments be recorded on the balance sheet date at their respective fair values, including those derivatives embedded in financial or non financial contractual agreements.

The Company uses financial derivative instruments in order to manage financial exposures, especially risks associated with foreign currency and interest rates. In accordance with FRS C-10 and FAS 133, the Company may apply hedge accounting to such instruments if it meets certain requirements and assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. The Company accounts for the financial derivative instruments designated as hedging activities into two main classifications: (i) fair value hedging and (ii) cash flows hedging.

In addition, the Company has accounted for certain financial derivative instruments under the classification of trade, that did not meet the requirements for hedge accounting at fair value in the balance sheet with changes in fair value recognized directly in the income statement, even though these instruments are highly effective. This derivative instrument expired on December 15, 2008.

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(n)	Income taxes (IT), Flat Tax (IETU) and employee’s statutory profit sharing (ESPS)

Current IT, IETU and ESPS payable for the year are determined in conformity with the tax provisions in effect.

Deferred IT and deferred IETU (beginning on January 1, 2008) and ESPS are accounted for under the asset and liability method.  Deferred tax and ESPS assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and in the case of IT and IETU, for tax loss and credit carryforwards.  Deferred tax and ESPS assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax and ESPS assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Until December 31, 2007, deferred ESPS was recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, for which it was reasonably estimated that a future liability or benefit would arise and there was no indication that the liabilities or benefits would not materialize.

(o)	Inflation adjustment of common stock, other contributions and deficit

Until December 31, 2007, the inflation adjustment of capital stock, other stockholder contributions and deficit, was determined by multiplying stockholder contributions and deficit by factors derived from the NCPI, which measure accumulated inflation from the dates such contributions were made or such deficit arose through year end 2007, date on which change was effected to a non-inflationary economy in accordance with FRS B-10 "Effects of Inflation". The resulting amounts thus obtained represented the constant value of stockholders’ equity.

(p)	Comprehensive (loss) income

The comprehensive (loss) income represents the net loss or income for the year plus the effect of those items reflected directly in stockholders’ equity, other than capital contributions, reductions and distributions.

(q)	Cumulative deferred income tax effect

Through December 31, 2007, cumulative deferred income taxes, represented the cumulative effect of the adoption of the deferred taxes accounting standard.  In 2008, such amount was reclassified to retained earnings.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(r)	Comprehensive financing result (CFR)

The CFR includes interest income and expense, foreign exchange gain and loss, until December 31, 2007 the monetary position gain and valuation effects of financial instruments, less the amounts capitalized, as part of fixed assets and preoperating expenses.

Foreign currency transactions are recorded at the rate of exchange prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recognized in the results of operations.

Until December 31, 2007 monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including the deferred taxes, by inflation factors through year-end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is recognized in the CFR.

(s)	Revenue recognition

The Company’s revenues are recognized when earned, as follows:

•
Telephony Services -The Company generates revenue by enabling our customers to originate and receive an unlimited number of calls.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays” or “CPP calls”) and national and international long distance calls, and a monthly fee for value-added services and internet services when requested by the customer.  The costs related to the termination of our customers’ cellular and long distance calls on other carriers’ networks are charged to cost in the same month that the revenue is earned.

•
Activation - At the moment of installing the service when the customer has a contract with indefinite term; otherwise is recognized according to the term of the contract between the customer and the Company.

•	Equipment - At the moment of selling the equipment and when the customer acquires the property of the equipment and assumed all risks.

•	Integrated service - At the moment when the client receives the service.

(t)	Business and risk concentration

The Company rendered services to two clients that represented approximately 21%, 21% and 16% of total revenues during 2008, 2007 and 2006, respectively. The Company provides an allowance for doubtful accounts based on management’s analyses and estimations. The allowance expense is included as selling and administrative expenses in the consolidated statement of operations.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

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

(a)
FRS B-10 “Effects of inflation" - FRS B-10 supersedes Bulletin B-10 "Recognition of the effects of inflation on the financial information" and its five amendment documents, as well as the related circulars and Interpretation of Financial Reporting Standards (IFRS) 2. The principal considerations established by this FRS are:

(i)
Recognition of the effects of inflation – An entity operates in a) an inflationary economic environment when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%; and b) non-inflationary economic environment, when inflation over the aforementioned period is less than 26%.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

For case a), the comprehensive recognition of the effects of inflation is required, (similarly to Bulletin B-10 being superseded). For case b), the effects of inflation are not recognized; however, at the effective date of this FRS and when an entity ceases to operate in an inflationary economic environment, the restatement effects determined through the last period in which the entity operated in an inflationary economic environment (in this case 2008), must be kept and shall be reclassified on the same date and using the same procedure as that of the corresponding assets, liabilities and stockholders' equity.  Should the entity once more operate in an inflationary economic environment, the cumulative effects of inflation not recognized in the periods where the environment was deemed as non-inflationary should be recognized retrospectively.

(ii)	Price index – the use of the National Consumer Price Index (NCPI) or the change in the value of the Investment Unit (UDI) may be used for determining the inflation for a given period.

(iii)
Valuation of inventories and of foreign machinery and equipment – The possibility of using replacement costs for inventories and specific indexation for foreign machinery and equipment is no longer allowed.

(iv)
Equity adjustment for non-monetary Assets – On the effective date of this FRS, the unrealized portion of the equity adjustment for non monetary assets, which is maintained in stockholders' equity, should be identified to be reclassified to earnings of the year when the originating item is realized. The realized portion or when is not practical to identify the unrealized portion, the realized and unrealized portions should be reclassified to retained earnings.

(v)	Monetary Position Gains or Losses (included in Deficit/Excess in Equity Restatement) will be reclassified to retained earnings on the effective date of this FRS.

As a result of the adoption of this FRS, at January 1, 2008 the stockholders' equity accounts were reclassified as shown on the statement of changes in stockholders' equity.

The 2007 and 2006 consolidated financial statements are presented expressed in constant pesos at December 31, 2007 purchasing power, date on which the comprehensive method for recognizing the effects of inflation was last used.

(b)
FRS D-3 “Employee benefits”- FRS D-3 supersedes Bulletin D-3 "Labor Obligations", the sections applicable to Employee Statutory Profit Sharing (ESPS) of Bulletin D-4 and IFRS 4.  The principal considerations established by this FRS are:

(i)	Elimination of the recognition of an additional liability and the related intangible asset or any comprehensive item as a separate element of stockholders' equity.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(ii)
Employee benefits are classified in four principal categories; direct short-term and long term, termination and post-employment benefits.  FRS D-3 establishes a maximum five-year period for amortizing unrecognized/unamortized items while actuarial gains or losses may be recognized as earned or incurred. Unlike termination benefits, post-employment benefits actuarial gains or losses may be immediately recognized in results of operations or amortized over the expected service life of the employees.

(iii)	The use of nominal rates and the incorporation of the term salary increases due to promotions.

(iv)
ESPS, including deferred ESPS, shall be presented in the statement of income as ordinary operations, preferably within "other income and expenses". Furthermore, FRS D-3 establishes that the asset and liability method should be used for determining deferred ESPS; any effects arising from the change in method shall be recognized in retained earnings, without restatement of prior years’ financial statements.

As a result from the adoption of this FRS, in 2008 the intangible asset of Ps. 71 reflected in the balance sheet as of December 31, 2007 was eliminated.

(c)
FRS D-4 “Taxes on income”- FRS D-4 supersedes Bulletin D-4 "Accounting for income and asset taxes and employee statutory profit sharing" and Circulars 53 and 54. The principal considerations established by this FRS are:

(i)
The balance of the cumulative IT effects resulting from the initial adoption of Bulletin D-4 in 2000 is reclassified to retained earnings, unless identified with any other comprehensive item pending reclassification.  On January 1, 2008 Ps. 132,168 were reclassified to retained earnings.

(ii)	The accounting treatment of ESPS (current and deferred) is transferred to FRS D-3, as mentioned in paragraph (b) above.

(d)
FRS B-2 “Statement of cash flows”- FRS B-2 supersedes Bulletin B-12 "Statement of changes in financial position" and paragraph 33 of Bulletin B-16. The principal considerations established by this FRS are shown on the following page.

(i)
Instead of the statement of changes in financial position, the financial statements shall include the statements of cash flows for all the periods presented comparatively with those of the current year, except for financial statements of periods prior to 2008;

(ii)	Cash inflows and cash outflows are reported in nominal currency units, thus not including the effects of inflation;

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(iii)
Two alternative preparation methods (direct and indirect) are established, without stating preference for either method.  Furthermore, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and lastly by cash flows from financing activities;

(iv)	Captions of principal items are to be reported gross, with certain exceptions and require disclosure of the composition of items considered cash equivalents.

Accordingly, the Company presents the consolidated statement of changes in financial position for 2007 and 2006 as issued and the consolidated statement of cash flows for 2008 under the indirect method.

(5)	Foreign currency exposure

Monetary assets and liabilities denominated in dollars as of December 31, 2008 and 2007 are as follows:

	(Thousands of dollars)
	2008	2007

Current assets	76,762	125,138
Current liabilities	(126,564)	(82,750)
Long-term liabilities	(571,209)	(552,826)
Foreign currency liability position, net	(621,011)	(510,438)

The U.S. dollar exchange rates as of December 31, 2008 and 2007 were Ps. 13.53 and Ps. 10.86, respectively. As of February 9, 2009, the exchange rate was Ps. 14.13.

As of December 31, 2008, the Company had foreign exchange derivative instruments (see note 7).

Following is a summary for the years ended December 31, 2008, 2007 and 2006, of transactions carried out with foreign entities, excluding imports and exports of systems and equipment:

	(Thousands of dollars)
	2008	2007	2006

Interest expense	57,636	61,493	34,569
Commissions	50	6	21
Administrative and technical advisory services	6,240	4,107	1,336
Cost of services	12,435	1,115	591

	76,361	66,721	36,517

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(6)	Accounts receivable

Accounts receivable consist of the following:

		2008	2007
Trade	Ps.	3,249,872	3,216,855
Less allowance for doubtful accounts		1,453,208	1,394,506
Accounts receivable, net	Ps.	1,796,664	1,822,349

        The activity in the allowance for doubtful accounts for the years ended December 31, 2008, 2007 and 2006 was as follows:

		2008	2007	2006

Balances at beginning of year	Ps.	1,394,506	1,204,472	179,043
Bad debt expense		58,702	190,034	119,563
Write-offs		-	-	(13)
Avantel		-	-	861,682

Balances at end of year not adjusted for inflation		1,453,208	1,394,506	1,160,275

Effects of inflation		-	-	44,197

Balances at year end	Ps.	1,453,208	1,394,506	1,204,472

(7)	Derivative instruments and hedging activities

The Company and its subsidiaries are exposed, by their normal business relations, to some financial risks denominated as interest rate risk and currency exchange rate risk, principally. To mitigate the exposure to those risks the Company and its subsidiaries use financial derivative instruments.

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

The Company and its subsidiaries assess, prospectively and retrospectively, at inception and on an ongoing basis whether the derivatives used in hedging transactions are highly effective according to accounting standards.  At the moment that ineffectiveness is detected the Company will register that amount in the results as part of the CFR. Due to the fact that the fair value of financial derivative instruments may suffer significant fluctuations, it is very probable that the Company will be exposed to the volatility related to unrealized profits and losses due to the changes in the fair value of financial derivative instruments in the future.

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

Fair value hedge

a)
On March 22, 2007, the Company contracted a CCS (Currency Swap) to cover the risk of exchange rate generated by the syndicated term loan for U.S. $110.2 million, which matures in February 2012, in which the Company will receive payments of 3 month Libor plus 150 basis points over U.S. $110.2 million notional and will pay a monthly rate of TIIE 28 days plus 135 basis points over Ps. 1,215.5 notional which includes the amortizations of principal. This transaction is under the fair value hedge accounting model.

(Amounts in charts are expressed in millions)
			Estimated fair value (USD)
Counterpart	Notional	Conditions	2008	2007
Credit Suisse	$1,215.5 MXP $110.2 USD	The Company pays TIIE + 135 basis points and receives Libor + 150 basis points	$23.3	($2.4)

For the years ended December 31, 2008 and 2007 the change in the fair value of the hedging activity of the syndicated term loan resulted in an unrealized gain (loss) amounting to U.S. $25.7 million and U.S. ($3.1) million, respectively, which were recognized in the comprehensive financial result, offset it by the change in the fair value of the debt valuated at December 31, 2008 and December 31, 2007 in U.S. ($21) million and U.S. $2.9 million, respectively.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

Cash flow hedge

a)
On March 29, 2004, the Company entered into a derivative a Ps-USD CCS to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes, which matures in 2013. Under this CCS transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps.1,270.0 (nominal value) at annual rate of 12.30%. This derivative instrument expired on December 15, 2008.

b)
Derived from the reopening of the issuance on March 2005 for U.S. $75 million and as a complement of the hedge strategy mentioned above, on June 6, 2005, the Company entered into a new derivative a Ps-USD CCS. The purpose of this agreement was to hedge the remaining portion of its U.S. dollar foreign exchange exposure resulting from the first issuance, and the totality of its U.S. $75 million issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 1,480.4 (nominal value) at annual rate of 12.26%. This derivative instrument expired on December 15, 2008.

c)
On February 3, 2007, the Company entered into a new derivative IOS (“Interest Only Swap”). The purpose of this agreement was to hedge the debt service from its new U.S. dollar bond issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $275 million at a fixed annual rate of 7.625%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 3,038.75 (nominal value) at a fixed annual rate of 8.54%.

As of December 31, 2008, the CCS information is as follows:

(Amounts in charts are expressed in millions)

			Estimated fair value (USD)
Counterpart	Notional	Basic conditions	2008	2007
Credit Suisse	$3,039 MXP $275 USD	The Company pays fixed annual rate of 8.54% and receives fixed annual rate of 7.625%	$12.4	($4.2)

For the years ended December 31, 2008 and 2007, the change in the fair value of these CCS is an unrealized gain (loss) amounting to U.S. $16.6 million and U.S. ($1.7) million, respectively. The gain (loss) was recognized within the other comprehensive income section of equity, net of deferred taxes.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

Derivatives registered as trading

The Company only enters into financial derivative instrument that it intends to mitigate a forecasted transaction or the unpredictability of cash flows to be received or paid related to a recognized asset or liability.  The Company does not speculate using financial instruments. However, the Company redeemed 35% of the issuance of U.S. $250 million derived from the issuances of debt of December, 2003 and March, 2005. Originated by the closing of Swaps described in sections a) and b) from the paragraph “Cash flow hedges”, the Company stayed with an “over-hedge” in these derivatives therefore it decided to cover this excess of hedge with an inverse operation having the volatility of this portion being registered in the CFR. This operation is a CCS (Currency Swap).  In this transaction the Company receives 12.26% over a notional amount of Ps. 950.7 million and pays 11% over the notional amount of U.S. $87.5 million. According to the financial reporting standards this Swap does not comply with the requirements to be registered as a risk hedge; however it is considered as an economic hedge by the Company. This derivative instrument expired on December 15, 2008.

Embedded derivatives

The Company has conducted an initiative to identify, analyze and segregate if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics within financial or non financial agreements. These instruments are commonly known as embedded derivatives and do follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company at December 31, 2008 and 2007 identified and recognized an amount of U.S. $0.5 million and U.S. $0.1 million, respectively, from embedded derivatives effects in the accounting records.

(8)	Related parties transactions

The main transactions with related parties, during the years ended December 31, 2008, 2007 and 2006, are mainly with Banamex, and are as follows:

		2008	2007	2006

Telecommunication services revenue	Ps.	606,965	595,055	94,309
Deferred revenue		439,077	429,021	724,767
Interest expense		39,983	61,070	12,757
Commissions and administrative services		11,960	19,490	5,801
Commissions for debt restructure		-	-	41,016
Lease expense		25,757	24,198	24,452
Installations services expense		9,984	7,429	6,425
Others		36,784	12,510	-

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

The balances with related parties as of December 31, 2008 and 2007, included in the accounts receivable, accounts payable and accrued liabilities, respectively are as follows:

		2008	2007
Due from:
Operadora de Parques y Servicios, S.A. de C.V.	Ps.	-	1,996

		2008	2007
Due to:
GEN Industrial, S.A. de C.V.	Ps.	84	45
Instalaciones y Desconexiones Especializadas, S.A. de C.V.		3,191	329
Neoris de Mexico, S.A. de C.V.		14,191	8,423
Total	Ps.	17,466	8,797

Compensation paid to key directors for the years ended December 31, 2008 and 2007 amounted to approximately Ps. 51 and Ps. 48 million, respectively. At December 31, 2008 the Company has debt as described in note 15.

(9)	Inventories

Inventories consist of the following:

		2008	2007
Telephones and caller identification devices	Ps.	12,383	17,308
Installation material		32,069	18,653
Tools		13,854	11,240
Network spare parts		30,476	54,313
Directories and others		50,116	66,375
Total inventories	Ps.	138,898	167,889

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(10)	Property, systems and equipment

Property, systems and equipment are as follows:

		2008	2007	Useful lives

Land	Ps.	167,331	162,100
Building		335,048	344,377	25 years
Computer and electronic equipment		2,192,657	1,849,492	3 years
Transportation equipment		143,013	88,791	4 years
Furniture and fixtures		169,238	138,060	10 years
Network equipment		20,692,528	18,070,984	6 to 28 years
Leasehold improvements		271,881	244,930	5 to 14 years
Construction in progress		2,418,684	1,475,384
Advances to suppliers		61,803	19,646

		26,452,183	22,393,764
Less accumulated depreciation		11,145,735	8,713,893

Property, systems and equipment, net	Ps.	15,306,448	13,679,871

The Company has capitalized CFR as a complement of the acquisition cost, of Ps. 150,061 and Ps. 10,545, for the years ended December 31, 2008 and 2007, respectively

(11)	Pre-operating expenses, net

The capitalized pre-operating expenses incurred up to June 1999 and expenses incurred during 2000, 2004, 2005 and 2006 in opening new operations are as follows:

		2008	2007

Salaries	Ps.	231,963	231,963
Legal and financial advisory		118,238	118,238
Operating expenses		96,649	96,649
Depreciation		10,275	10,275
Comprehensive financing result		(25,929)	(25,929)
Service and other revenues		(14,657)	(14,657)
Other		40,880	40,880
		457,419	457,419
Less accumulated amortization		393,299	345,522
Pre-operating expenses, net	Ps.	64,120	111,897

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(12)	Investment in shares of associated company

As of December 31, 2008 and 2007, the investment in shares of associated company through Avantel is represented by a non-controlling 50% interest in the equity shares of Conectividad Inalámbrica 7GHZ, S. de R.L. The operation of this company consists in providing radio communication services in Mexico under the concession granted by the SCT.  Such concession places certain performance conditions and commitments to this company, such as (i) filing annual reports with the SCT, including identifying main stockholders’ of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) to present a code of marketing strategies, (v) to register rates of service,  (vi) to provide a bond and (vii) fulfilling the program of investments presented when the Company requested the concession.

Since the Company does not have effective control, this investment is accounted for by the equity method.

Condensed financial information of the associated company as of December 31, 2008 and 2007 is as follows:

Balance Sheet:		2008	2007

Current assets	Ps.	20,436	13,244
Intangible assets		15,868	17,873

Total assets		36,304	31,117

Total liabilities		287	620

Stockholders’ equity	Ps.	36,017	30,497

50% equity interest	Ps.	18,008	15,249

Statement of operations:		2008	2007	2006

Revenues from rent of frequency bands	Ps.	7,510	5,602	503
Costs of services and operating expenses		(2,010)	(2,088)	(151)

Operating income		5,500	3,514	352

Other expenses		(7)	-	-

Comprehensive financial results		26	(368)	2,953

Deferred income tax		-	(287)	-

Net income	Ps.	5,519	2,859	3,305

Equity in income of associated company	Ps.	2,759	1,430	1,652

As of December 31, 2008 and 2007, the liabilities of the Company with Conectividad Inalámbrica were Ps. 13,053 and Ps. 5,194, respectively.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(13)	Intangible assets

Intangible assets consist of the following:

		2008	2007

Telephone concession rights Axtel	Ps.	1,073,135	1,073,135
Telephone concession rights Avantel		114,336	114,336
Customer relationships		324,183	324,183
Trade name “Avantel”		186,074	186,074

		1,697,728	1,697,728
Less accumulated amortization		877,409	639,524

Intangible assets, net	Ps.	820,319	1,058,204

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
 (Thousands of Mexican pesos)

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
 (Thousands of Mexican pesos)

Intangible assets from the acquisition of Avantel

Derived from the acquisition of Avantel, the Company recorded certain intangible assets such as: trade name “Avantel”, customer relationships and telephone concession rights, whose value were determined by using an independent external expert appraiser at the acquisition date and accounted for in accordance to FRS B-7. The trade name and customer relationships are amortized in over a three-year period; meanwhile the concession is amortized over the remaining term of the concession on a straight-line basis.

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

(14)	Other assets

Other assets consist of the following:

		2008	2007

Notes issuance costs	Ps.	143,730	143,730
Long-term prepaid expenses		92,003	-
Telmex / Telnor infrastructure costs		68,279	68,279
Deferred financing costs		41,016	41,016
Guarantee deposits		38,003	35,572
WTC concession rights		22,474	22,474
Others		110,087	97,196

		515,592	408,267
Less accumulated amortization		175,818	134,254

Other assets, net	Ps.	339,774	274,013

Notes issuance costs

Notes issuance costs mainly consists of legal and audit fees, documentation, advising, printing, rating agencies, registration fees and out of pocket expenses incurred in relation to the issuance of notes payable and are amortized on a straight line basis over the life of the related debt.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

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

Deferred financing costs related with the acquisition of Avantel

The deferred financing costs incurred in the acquisition of Avantel will be amortized based upon the terms of the loans that they are related.

(15)	Long-term debt

Long-term debt as of December 31, 2008 and 2007 consist of the following:

		2008	2007
U.S. $275,000,000 in aggregate principal amount of 7 5/8 % Senior Unsecured Notes due 2017. Interest is payable semiannually in February 1 and August 1 of each year.	Ps.	3,723,033	2,988,205

U.S. $162,500,000 in aggregate principal amount of 11% Senior Unsecured Notes due 2013. Interest is payable semiannually in arrears on June 15, and December 15 of each year.		2,199,973	1,765,758

Premium on Senior Notes issuance	22,743	27,291

Unsecured Syndicated Loan with Citibank, N.A., as the administrative agent, and Banamex as the peso agent, with a peso tranche in the aggregate amount of Ps. 1,042.4 and a U.S. dollar tranche in the aggregate amount of U.S. $110.2. The final maturity date is February 2012, with quarterly principal repayments starting February 2010, with an interest rate for the tranche in pesos of TIIE + 150 basis points, and the tranche in U.S. dollar of LIBOR + 150 basis points.	2,534,623	2,240,091

Change in the fair value of syndicated loan	250,083	(31,023)

Capacity lease agreement with Teléfonos de Mexico, S.A.B. de C.V. of approximately Ps. 800,000 payable monthly and expiring in 2011.	415,184	534,271

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

Other long-term financing with several credit institutions with interest rates fluctuating between 6.0% and 7.5% for those denominated in dollars and TIIE (Mexican average interbank rate) plus three percentage points for those denominated in pesos.		508,931	120,525

Total long-term debt		9,654,570	7,645,118

Less current maturities		296,106	160,163

Long-term debt, excluding current maturities	Ps.	9,358,464	7,484,955

Annual installments of long-term debt are as follows:

Year		Amount

2010	Ps.	1,324,853
2011		1,270,075
2012		567,499
2013 and thereafter		6,196,037

	Ps.	9,358,464

As of December 31, 2008 and 2007 long-term debt principal characteristics are as follows:

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

Some of the debt agreements that remain outstanding establish certain covenants, the most significant of which refer to limitations on dividend payments and comprehensive insurance on pledged assets. For the year ended December 31, 2008, the Company was in compliance with all of its covenants.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(16)	Other accounts payable

As of December 31, 2008 and 2007 other accounts payable consist of the following:
		2008	2007

Guarantee deposits (note 22(b))	Ps.	175,998	141,261
Interest payable (note 22(b))		103,709	72,430
Labor reserves		-	3,701
Guarantee deposit (SR Telecom)		10,678	69,631
Others		67,629	110,555

	Ps.	358,014	397,578

(17)	Employee benefits

The cost of the obligations and other elements of seniority premiums, severance payments and pensions mentioned in note 3(l) have been determined based on independent actuarial calculations as of December 31, 2008 and 2007. The components of the net periodic cost for the years ended December 31, 2008, 2007 and 2006 are as follows:

		2008
		Termination	Retirement	Total
Net periodic cost:
Service cost	Ps.	9,231	500	9,731
Interest cost		3,884	192	4,076
Amortization of transition obligations		2,301	-	2,301
Variances in assumptions and experience adjustments		(2)	23	21
Amortization of prior service cost and plan modifications		(3,596)	(27)	(3,623)
Prior service cost (2007 unamortized items)		4,136	-	4,136
Net periodic cost	Ps.	15,954	688	16,642

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

		2007		2006
		Seniority premium	Severance payments	Seniority premium	Severance payments	Pensions
Net periodic cost:
Labor cost	Ps.	1,677	6,019	975	4,156	-
Financial cost		281	1,296	151	772	-
Amortization of transition obligation		1	3,453	1	3,446	-
Variances in assumptions and experience adjustments		(53)	(1,782)	47	72	-
Inflationary effect		72	360	48	338	-
Net periodic cost before Avantel’s acquisition	Ps.	1,978	9,346	1,222	8,784	-
Labor cost of Avantel		-	-	46	338	2,085
Net periodic cost	Ps.	1,978	9,346	1,268	9,122	2,085

The actuarial present value of benefit obligations of the plans at December 31, 2008 is as follows:

		2008
		Termination	Retirement	Total
Accumulated benefit obligation (ABO)	Ps.	55,238	-	55,238
Projected benefit obligation (PBO)	Ps.	55,238	2,759	57,997
Unrecognized items:
Transition liability		(9,204)	-	(9,204)
Variances in assumptions		14,385	521	14,906
Actuarial loss		-	(354)	(354)
Net projected liability	Ps.	60,419	2,926	63,345

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

The actuarial present value of benefit obligations of the plans at December 31, 2007 and 2006 is as follows:

		2007		2006
		Seniority premium	Severance payments	Seniority premium	Severance payments	Pension

Present benefit obligation	Ps.	10,931	41,429	4,567	24,004	-
Present value of benefits attributable to future salary increases		662	1,843	331	1,075	-
Projected benefit obligation (PBO)		11,593	43,272	4,898	25,079	-
Items pending amortization:
Variances in assumptions and experience adjustments		(548)	14,631	(1,179)	(3,087)	-
Transition liability		(3)	(11,502)	(5)	(15,059)	-
Minimum additional liability		71	-	852	17,070	-
Net projected liability recognized on the consolidated balance sheet before Avantel’s acquisition		11,113	46,401	4,566	24,003	-
Obligations from Avantel’s acquisition		-	-	7,757	32,766	35,145
Labor periodic cost		-	-	46	338	2,085
Reclassification to reserve for personal restructuring		-	-	(2,190)	(9,813)	(9,197)
Net projected liability	Ps.	11,113	46,401	10,179	47,294	28,033

The most significant assumptions used in the determination of the net periodic cost of plan are the following:

	2008	2007

Discount rate used to reflect the present value of obligations	8.00%	4.00%	4.00%
Rate of increase in future salary levels	5.00%	1.00%	1.00%
Amortization period of the transition liability	5 years	16 years	6 years

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(18)	Income (IT) and asset taxes (AT), Flat Tax (IETU) and employee statutory profit sharing (ESPS)

The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements reflect the aggregate of the amounts determined by each company.

On October 1, 2007, new laws were published, a number of tax laws were revised, and additionally a presidential decree was issued on November 5, 2007, all of which become effective on January 1, 2008.  The most important changes are: (i) derogation of the Asset Tax Law and (ii) the introduction of a new tax (Flat Tax or IETU) which is based on cash flows and limits certain deductions; additionally, certain tax credits are granted mainly with respect to inventories, salaries taxed for IT purposes and social security contributions, tax losses arising from accelerated deductions, recoverable asset tax, and deductions related to investments in fixed assets, deferred charges and expenses.

In accordance with the current tax legislation, companies must pay the greater of IT or IETU beginning in 2008 (or AT in 2007 and 2006).  If IETU is payable, the payment will be considered final and not subject to recovery in subsequent years.  The IETU rate is 16.5% for 2008, 17% for 2009 and 17.5% for 2010 and thereafter. All of these taxes recognize the effects of inflation but in a manner different from financial reporting standards.

According to the financial accounting standards, management performed an evaluation of the tax system that the Company and its subsidiaries would be subject to for the years ended December 31, 2008 and 2007.  Due to the current economic situation and based upon management’s estimations of taxable income in the future years, the Company determined in 2008, that certain subsidiaries are expected to be subject to IETU instead of IT.  As a result, the Company remeasured the gross deferred taxes in these subsidiaries as of December 31, 2008 based upon the expectations of the tax system that will be applicable in the periods in which the basis differences are expected to reverse, which results in an additional net tax effect of Ps.191,964 in 2008.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

The income tax benefit (expense) attributable to (loss) income from before income taxes and equity in earnings of associated company differed from the amounts computed by applying the Mexican statutory IT rates of 28% for 2008 and 2007 and 29% for 2006, as a result of the items mentioned below:

		2008	2007	2006

Computed “expected” tax benefit (expense)	Ps.	281,304	(244,374)	(98,110)
Increase (decrease) in income tax benefit resulting from:
Effects of inflation, net		257,420	(1,432)	(9,179)
Change in valuation allowance		45,257	(101,463)	2,649
Deferred employee’s profit sharing		-	13,594	-
Adjustments to deferred tax assets and liabilities for enacted changes in tax rates		-	-	12,055
Accelerated depreciation		(76,829)	(43,550)	(37,688)
(Non-deductible expenses) non-taxable income		(40,606)	(5,757)	5,530
Tax effects resulting from IETU		(191,964)	-	-
Other		26,991	(218)	7,193

IT and IETU benefit (expense)	Ps.	301,573	(383,200)	(117,550)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities for IT and IETU as of December 31, 2008 and 2007 are presented below:

		2008	2007
Deferred tax assets:
Net operating loss carryforwards	Ps.	1,129,151	968,090
Allowance for doubtful accounts		179,225	126,117
Accrued liabilities		168,470	368,420
Recoverable AT		362,543	418,851
Premium on bond issuance		2,656	10,179
Deferred revenues		107,201	-
Investment credits for IETU		11,326	-
Property, systems and equipment		143,116	-
Fair value of derivative instruments		-	17,090

Total gross deferred tax assets		2,103,688	1,908,747

Less valuation allowance		419,724	530,355

Net deferred tax assets		1,683,964	1,378,392

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

Deferred tax liabilities:
Property, systems and equipment		-	63,486
Telephone concession rights		174,791	171,848
Fair value of derivative instruments		63,753	-
Accounts receivable		105,560
Intangible and other assets		147,537	206,969

Total gross deferred tax liabilities		491,641	442,303

Net deferred tax asset	Ps.	1,192,323	936,089

The rollforward for the net deferred tax asset for the years ended December 31, 2008 and 2007 is presented below:

		2008	2007

Balances at beginning of year	Ps.	936,089	620,877
Deferred IT and IETU benefit (expense)		318,091	(284,381)
Deferred IT of derivative financial instruments		(61,857)	4,586
Deferred IT from Avantel’s acquisition		-	595,007

Balances at end of year	Ps.	1,192,323	936,089

The rollforward of the valuation allowance (VA) for the year ended December 31, 2008 is as follow:

Beginning balance	Ps.	530,355
Realization of deferred tax assets previously included in the VA		(45,257)
Expiration of unutilized deferred tax assets previously included in the VA		(65,374)

Ending balance	Ps.	419,724

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax-planning strategies in making this assessment.  In order to fully realize the deferred tax asset as of December 31, 2008, the Company will need to generate future taxable income prior to the expiration of the tax loss and AT carryforwards on various dates as disclosed below.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2008.  As of December 31, 2008, the valuation allowance was primarily established for the deferred tax assets related to AT and tax loss carryforwards of one of the Company’s subsidiaries.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

According to the IT law, the unused tax loss and AT of a year, restated by inflation, may be carried over to the succeeding ten years. The tax losses have no effect on ESPS. As of December 31, 2008, the tax loss and AT carryforwards  will expire as follows:

Year		Inflation-adjusted IT loss carryforwards	Recoverable AT

2009	Ps.	494,039	-
2010		389,380	-
2011		151,167	74,607
2012		704,110	48,098
2013		480,456	66,589
2014		95,588	74,345
2015		-	24,743
2016		76,805	24,571
2017		-	49,590
2018		1,654,737	-

	Ps.	4,046,282	362,543

The above total IT loss carryforwards excludes Ps. 217,778 from companies that are expected to be subject to IETU beginning in 2008 until the expiration dates of their carryforwards and thus, no gross deferred IT or IETU assets have been recorded on these IT loss carryforwards as of December 31, 2008 since they are not permitted to be carried forward to offset future taxable income under IETU.  In addition, certain companies have investment credits for IETU amounting to Ps. 11,326, which will expire in 2018.

The tax effects of temporary differences that gave rise to deferred employee’s profit sharing as of December 31, 2008 and 2007 are presented below:

		2008	2007
Deferred ESPS assets:
Accrued liabilities	Ps.	1,606	2,013
Accrued for labor obligations		6,334	6,554
Other payroll accruals		3,808	7,489

Net deferred ESPS asset		11,748	16,056

Deferred ESPS liabilities:
Prepaid expenses		1,243	1,876
Property, systems and equipment		2,481	-
Other		209	-

Total deferred ESPS liability		3,933	1,876

Deferred ESPS asset, net	Ps.	7,815	14,180

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

The rollforward for the net deferred employee's profit sharing asset for the years ended December 31, 2008, 2007 and 2006 is presented below:

		2008	2007	2006

Balances at beginning of year	Ps.	14,180	27,774	-
Deferred ESPS (expense) benefit		(6,365)	(13,594)	4,699
Deferred ESPS for acquisition of Avantel		-	-	23,075

Balances at end of year	Ps.	7,815	14,180	27,774

(19)	Stockholders’ equity

The principal characteristics of stockholders’ equity are described below:

(a)	Common stock structure

At December 31, 2008, the Company has 8,769,353,223 shares issued and outstanding.  Company’s shares are divided in two Series: Series A and B; both Series have two type of classes, Class “I” and Class “II”, with no par value.  From the total shares, 96,636,627 shares are Series A and 8,672,716,596 shares are Series B.   At December 31, 2007 the Company has only issued Class “I” shares.  Also, at December 31, 2007 all shares issued are part of the fixed portion.

On August 31, 2007, the stockholders’ approved a three-for-one stock split (the split). The split became effective on October 8, 2007.  The proportional equity interest participation of existing stockholders’ did not change as a result of the split. Following table shows the effects of the split:

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

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

The following represents a rollforward of Company’s shares for the years ended December 31, 2008, 2007 and 2006, after considering the effects of the split:

	Issued and subscribed shares		Common stock	Additional paid-in capital

Balances as of December 31, 2005	8,522,810,598	Ps.	8,677,782	556,935

Issuance costs	-		-	(9,804)

Balances as of December 31, 2006	8,522,810,598		8,677,782	547,131

Shares issued and subscribed	246,542,625		192,280	194,540

Balances as of December 31, 2007	8,769,353,223		8,870,062	741,671

Absorption of accumulated deficit from prior years	-		(1,307,987)	-

Balances as of December 31, 2008	8,769,353,223	Ps.	7,562,075	741,671

As of December 31, 2008 and 2007, the common stock of the Company is Ps. 6,625,536 (nominal value), represented by 96,636,627 common shares, with no nominal value, Class “I”, “A” Series, subscribed and paid, and 8,672,716,596 common shares, with no nominal value, Class “I”, “B” Series, subscribed and paid.

At an ordinary stockholders’ meeting held on April 23, 2008, the stockholders’ approved the reduction of the caption named “Restatement of capital stock” on Ps. 1,307,987 to reclassify the absorption of accumulated deficit of prior years.

During July 2008 the Company began a share buy-back program which was approved at an ordinary shareholders’ meeting held on April 23, 2008 for up to Ps. 440 million. As of December 31, 2008 the Company had repurchased 26,096,700 CPO’s (182,676,900 shares).

In relation to our acquisition of Avantel also included a Series B Shares Subscription Agreement (‘‘Subscription Agreement’’) with Tel Holding, an indirect subsidiary of Citigroup, Inc., for an amount equivalent to up to 10% of Axtel’s common stock. To give effect to the above, we obtained stockholder approval (i) to increase our capital by issuing Series B Shares in a number that was sufficient for Tel Holding to subscribe and pay for Series B Shares (in the form of CPOs) representing up to a 10% equity participation in Axtel; and (ii) for the subscription and payment of the Series B Shares that represented the shares subscribed for by Tel Holding and any shares subscribed for by stockholders’ that elected to subscribe and pay for additional Series B Shares in exercise of their preferential right granted by the Mexican General Corporation Law.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

On December 22, 2006 pursuant to the Subscription Agreement, we received a notice from Tel Holding confirming that it acquired 533,976,744 Series B Shares (represented by 76,282,392 CPO’s) from the Mexican Stock Exchange (Bolsa Mexicana de Valores, or ‘‘BMV’’) and confirming its intention to subscribe and pay for 246,453,963 new Series B Shares (represented by 35,207,709 CPOs). The new Series B Shares were subscribed and paid for, which we refer to herein as the ‘‘Equity Subscription,’’ by Tel Holding through the CPOs Trust on January 4, 2007. Tel Holding may not, subject to certain exceptions, transfer CPOs purchased in the Equity Subscription until January 3, 2008.  The price per share acquired by Tel Holding amounted to Ps. 4.56 per share (nominal value), which was the market value at the date of the subscription.

(b)	Stockholders’ equity restrictions

Stockholders’ contributions, restated for inflation as provided in the tax law, totaling Ps. 7,436,224 may be refunded to stockholders’ tax-free.

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

		2008	2007	2006

Net (loss) income	Ps.	(700,324)	490,996	222,412
Fair value of derivative instruments		220,918	(16,378)	42,511
Deferred IT of derivative financial instruments		(61,857)	4,586	(11,903)

Comprehensive (loss) income	Ps.	(541,263)	479,204	253,020

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(20)	Telephone services and related revenues

Revenues consist of the following:

		2008	2007	2006

Local calling services	Ps.	5,242,577	5,336,628	4,330,038
Long distance services		1,286,127	1,532,176	583,605
Data services		2,500,473	2,513,751	459,063
International Traffic		982,937	1,210,233	552,791
Other services		1,560,287	1,597,822	750,215

	Ps.	11,572,401	12,190,610	6,675,712

(21)	Commitments and contingencies

As of December 31, 2008, the Company has the following commitments and contingencies:

(a)
On September 1, 2008, The Ministry of Communications (Secretaría de Comunicaciones y Transportes “SCT”), issued four final definitive resolutions from four administrative resources regarding interconnection disagreements that were previously presented in Comisión Federal de Telecomunicaciones (“COFETEL”) against the following companies: Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), Iusacell PCS, S.A. de C.V. and others (“Grupo Iusacell”), Pegaso PCS, S.A. de C.V. and others (“Grupo Telefonica”) and Operadora Unefon, S.A. de C.V. (“Unefon”).

The resolutions issued by the SCT, contemplated, in first instance the application of new interconnection rates starting in the month of September 2008 and in second instance the retroactive application of those rates. In the case of Telcel starting at January 1, 2008, and for the case of the other mobile operators (Grupo Iusacell, Grupo Telefonica and Unefon), starting in October 2006.

Therefore under the final definitive resolutions, the mobile carriers are obligated to bill the Company according to the terms of the resolutions (rates based on the real duration of the call) for the termination of calls in mobile phones under the modality of “Calling Party Pays”, starting in the month of September 2008. In addition, there is a possibility that the Company could claim the amounts that have paid in excess of the new rates during the period prior to September 1,2008   the difference between the old rate applied by the mobile carriers and paid by the Company during prior periods and the new rates established by the SCT in the resolutions.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

As of December 31, 2008, according to the resolutions of the SCT and using some preliminary information of the Company, Axtel and Avantel would have paid in excess to Telcel approximately the amount of Ps. 397.7 million, and to the rest of the mobile operators the amount paid in excess ascends approximately to Ps. 396.6 million, as shown in the next table:

Telcel					Other Operators
		Axtel	Avantel	Total			Axtel	Avantel	Total
2006		-	-	-	2006	Ps.	53.5	7.7	61.2
2007		-	-	-	2007		181.7	25.9	207.6
January - July	Ps.	355.0	42.7	397.7	January – July		112.8	15.0	127.8
Total	Ps.	355.0	42.7	397.7	Total	Ps.	348.0	48.6	396.6

As a result of the resolutions issued by the SCT, the Company recognized in August 2008 and thereafter, the interconnection rate for termination authorized for 2008 of Ps. 0.5465 per minute for Telcel and Ps. 0.6032 per minute for the rest of the mobile carriers. Applying the concept of non discriminatory treatment, Avantel also adopted the rates mentioned above. The rates that Axtel and Avantel were paying before the resolutions, were Ps. 1.3216 for each real minute to Telcel and Ps. 1.21 for each rounded minute to the rest of the mobile carriers. Nevertheless, the mobile carriers remain invoicing the Company for the traffic termination under the modality of “Calling Party Pays” applying the rates previous to the resolutions mentioned above. As of December 31, 2008, the difference between the amounts paid by the Company according to the new rates and the amounts invoiced by the mobile carriers ascended to approximately Ps. 318 million.

Due to the fact that Telcel and the other mobile carriers have presented, before the Federal Courts, their disagreements  about the resolutions issued by the SCT. The Company (Axtel and Avantel) have a contingency in the case that Federal Courts rule against these resolutions and that as a result establishes different rates than the ones established by the SCT. The contingency would be the difference between the rate established by SCT and the rate that the Federal Court could establish in the case that later are higher than Ps. 0.5465 for each real minute for Telcel and Ps. 0.6032 for each real minute for the rest of the mobile carriers. The Company, in this moment, believes that the rates under the SCT resolution will prevail, therefore has recognized the cost based on Ps. 0.5465 per each real minute for Telcel and Ps. 0.6032 per each minute for the rest of the mobile carriers for periods subsequent to August, 2008. Due to the recent inconformity, the Company along their legal advisors, are evaluating the steps to follow in the case.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

With respect to the possibility of the Company to recover the payments made in excess of the new rates for periods prior to August, 2008, potential recovery of such amounts are not  automatic and the compensation of balances is not contemplated in the interconnection agreements. Therefore to obtain   reimbursement, among other alternatives, the Company may be required to  initiate ordinary mercantile trials against the mobile carriers. Any claimed amounts by the Company in such litigation will be subject to the interpretation by the Judges based upon the documents presented by the parties, in the case that the Company decides this alternative. Due to the characteristics and complexity that represent the resolutions of the SCT and their effects, the fact that  there is  little or  no previous  precedents  of similar trials and their results , it is very likely that these processes will  be prolonged  for a long period of time and the outcome of such trials is subject to great uncertainty. Therefore, as of December 31, 2008, the Company has not recorded any benefits of the new lower rates for periods prior to August, 2008.

We have knowledge that Telcel and the other mobile operators have asked the courts for the suspension of the resolutions by the SCT, but we have not been notified. The actual interconnection rates applicable to the Company are the ones established in the SCT resolution.

(b)
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

On January 24, 2001, the Company received 13 million dollars from Global Towers to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction as per the contract for use and destination. However, the contract provides for the payment of interest at a Prime Rate in favor of Global Towers on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. The Company has recognized a liability to cover such interest for Ps. 103,709 and Ps. 72,430 and the principal amount, included within other accounts payable in the balance sheet as of December 31, 2008 and 2007, respectively.

During 2002, Global Towers filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Global Towers for unilateral rescission of the contract.

On April 1, 2008, the trial court ruled against us ordering Axtel to return the deposit and applicable interests. The Company appealed the trial court’s order before the Superior Court of Appeal.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

On August 4, 2008, the Superior Court of Appeal ruled in favor of the Company releasing and discharging it from any liability whatsoever under the contract signed with Global Towers and ordering the latter to pay the Company for any damages caused to the Company as a results of the non-compliance by Global Towers to perform its obligation under said contract. Global Towers filed a Constitutional Trial (Juicio de Amparo) against the resolution of the Superior Court of Appeal and the resolution is pending. At December 31, 2008 the Company has a liability for the principal and interest.

(c)
On December 14, 2007, the Company subscribed an agreement with Metronet, S.A. de C.V., in which the trial that Metronet filed against the Company was terminated. From this date on there is neither contingency nor liability about this concept.

(d)
The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

(e)
In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation amounting to Ps. 4,207 and to other service providers amounting to Ps. 256,306.

(f)
The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 2, establish certain obligations to the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main stockholders’ of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) filing monthly reports about disruptions, (v) filing the services’ tariff, and (vi) providing a bond.

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

(h)
The Company leases some equipment and facilities under operating leases.  Some of these leases have renewal clauses.  Lease expense for 2008, 2007 and 2006 was Ps. 414,343, 457,457 and Ps. 397,591, respectively.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

The annual payments under these leases as of December 31, 2008 are as follows:

		Contracts in:
		Pesos (thousands)	Dollars (thousands)

2009	Ps.	164,534	$10,628
2010		131,537	10,646
2011		96,911	5,881
2012		71,348	4,481
2013		55,857	2,829
Thereafter		362,521	3,660
Ps.		882,708	$38,125

(i)	As of December 31, 2008, the Company has placed purchase orders which are pending delivery from suppliers for approximately Ps. 1,130,943.
(j)
As of December 31, 2008 there is a letter of credit for U.S. $34 million issued by Banamex in favor of Telmex for the purpose of guaranteeing the Company’s acquired obligations in several interconnection agreements.

(22)	Recently issued accounting standards

The CINIF has issued the following FRS, effective for years beginning after December 31, 2008. Early application is not permitted.

(a)
FRS B-7 “Business acquisitions”– FRS B-7 supersedes Bulletin B-7 and establishes, among other things, the general rules for the initial valuation and recognition at the acquisition date of net assets, stressing that all business acquisitions should be accounted for using the purchase method.

Management estimates that the initial effects of this new FRS will not be material.

(b)
FRS B-8 “Consolidated and combined financial statements”- FRS B-8 supersedes Bulletin B-8 "Consolidated and combined financial statements and valuation of permanent investments in shares" and establishes the general rules for the preparation and presentation of consolidated and combined financial statements and related disclosures. Amendments include:

(i.)	The obligation to consolidate special purpose entities (SPEs) when controlled.

(ii.)
The possibility, under certain rules, of not presenting consolidated financial statements when the parent is, in turn, a subsidiary with no minority interest or when the minority stockholders’ do not object to the fact that consolidated financial statements are not issued.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
 (Thousands of Mexican pesos)

(iii.)
Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may  change its involvement in decision making at the time of assessing the existence of control.

(iv.)	Additionally, regulations relating to the valuation of permanent investments have been transferred to a different bulletin.

Management estimates that the initial effects of this new FRS will be immaterial.

(c)
FRS C-7 “Investments in associates and other permanent investments”-  FRS C-7 sets forth the rules to account for investments in associates as well as other permanent investments where there is no control, joint control or significant influence. The principal changes with respect to the former standard include the following:

(i)	Equity method of accounting is required for SPEs where significant influence is exercised.

(ii)
Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may  change its involvement in decision making at the time of assessing the existence of significant influence.

(iii)	A specific procedure and a limit for recognizing the associated entity's losses are provided.

Management estimates that the initial effects of this new FRS will not be material.

(d)
FRS C-8 “Intangible assets”- FRS C-8 supersedes Bulletin C-8 and establishes general rules for the initial and subsequent recognition of intangible assets acquired individually, either through the acquisition of a business or arising internally during the normal course of the entity's operations. Main changes include:

(i)	The definition of intangible assets is narrowed to establish that segregation is not the only condition for the intangible asset to be identifiable;

(ii)
Subsequent outlays for research and development projects in progress should be expensed as earned if they are part of the research phase or as an intangible asset if they meet the criteria to be recognized as such;

(iii)	Greater detail is provided to account for the exchange of an asset, in accordance with the provisions of international standards and other FRS;

(iv)	The presumption that an intangible asset may not exceed a useful life of twenty years was eliminated;

Management estimates that the initial effects of this new FRS will not be material.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

(23)	Differences between Mexican and United States accounting principles

The consolidated financial statements of the Company are prepared according to Financial Reporting Standards in Mexico (Mexican GAAP), which differ in certain significant respects from those applicable in the United States of America (U.S. GAAP).

The consolidated financial statements under Mexican GAAP included the effects of inflation until December 31, 2007 provided for by FRS B-10, whereas the financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historical costs for book purposes for Mexico and the United States of America.

The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net income and stockholders’ equity as of December 31, 2008, 2007 and 2006 is presented below, with an explanation of the adjustments.

	Year ended December 31,
	2008		2007	2006
Net (loss) income reported under Mexican GAAP	Ps.	(700,324)	490,996	222,412

U.S. GAAP adjustments:
1. Deferred taxes (see 23a)		36,365	741,404	1,912
2. Amortization of start-up cost (see 23c) ...		47,777	47,694	46,745
3. Start-up costs of the year (see 23c)		-	-	(13,991)
4. Allowance for post retirement benefits (see 23d)		(5,769)	25,391	(5,875)
5. Revenue recognition (see 23b)		48,961	(2,292)	(29,103)
6. Capitalized interest (see 23e)		(153,834)	(11,540)	(9,548)
7. Additional depreciation (see 23h)		(7,409)	(171,152)	-
8. Fair value (see 23i)		(59,605)	-	-
Total U.S. GAAP adjustments		(93,514)	629,505	(9,860)
Net (loss) income under U.S. GAAP	Ps.	(793,838)	1,120,501	212,552

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

	Year ended December 31,
	2008		2007
Total stockholders’ equity reported under Mexican GAAP	Ps.	7,931,417	8,750,346

U.S. GAAP adjustments:
1. Deferred taxes (see 23a)		(58,968)	(95,333)
2. Start-up costs (see 23c) c		(64,120)	(111,897)
3. Revenue recognition (see 23b)		(110,972)	(159,933)
4. Allowance for post retirement benefits (see 23d)		(3,976)	1,793
5. Capitalized interest (see 23e)		15,838	169,672
7. Property, systems and equipment (see 23h)		694,637	702,046
8. Fair value (see 23i)		(59,605)	-
Total U.S. GAAP adjustments		412,834	506,348
Total stockholders’ equity under U.S. GAAP	Ps.	8,344,251	9,256,694

The term “SFAS” as used in this document refers to Statement of Financial Accounting Standards.

(a)	Deferred taxes

For Mexican GAAP, deferred taxes  are accounted for under the asset and liability method.

For U.S. GAAP purposes, the Company accounts for deferred taxes under SFAS 109 “Accounting for Income Taxes,” which uses the asset and liability method to account for deferred tax assets and liabilities.  Deferred tax assets and liabilities are recognized for the future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.  The amount of deferred taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

All of the Company’s pretax income (loss) and reported income tax benefit (expense) is derived from domestic operations. The income tax benefit (expense) attributable to the income (loss) before IT under U.S. GAAP differed from the amount computed by applying the Mexican statutory IT rate of 28% in 2008, 28% in 2007 and 29% in 2006 to pretax income (loss), as a result of the items mentioned below:

	2008		2007	2006

Computed “expected” income tax benefit (expense)	Ps.	316,898	(220,469)	(95,175)
Increase (decrease) in income tax benefit resulting from:
Effects of inflation, net		257,420	21,431	(7,878)
Change in valuation allowance		45,257	567,678	2,649
Deferred employee’s profit sharing		-	3,806	-
Adjustments to deferred tax assets and liabilities for enacted changes in tax rates		-	-	12,055
Accelerated depreciation		(76,829)	(43,550)	(37,692)
(Non-deductible expenses) non-taxable income		(40,606)	(5,757)	5,530
Tax effects resulting from IETU		(191,964)	-	-
Other		27,762	9,972	4,872

IT and IETU benefit (expense)	Ps.	337,938	333,111	(115,639)

The rollforward for the net deferred tax asset under U.S. GAAP for the years ended December 31, 2008 and 2007 is presented below:

	2008		2007

Balance at the beginning of the year	Ps.	840,756	(469,011)
Deferred IT and IETU benefit		354,456	457,023
Deferred IT effects from Avantel’s acquisition		-	851,620
Stockholders’ equity
Post retirement benefits		-	(3,462)
Fair value of derivative financial instruments		(61,857)	4,586
Balance at the end of the year	Ps.	1,133,355	840,756

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and  deferred tax liabilities for IT and IETU as of December 31, 2008 and 2007 under U.S. GAAP are presented below:

	2008		2007
Deferred tax assets:
Net operating loss carryforwards	Ps.	1,129,151	968,090
Allowance for doubtful accounts		179,224	126,117
Deferred revenue		138,373	-
Accrued liabilities		169,464	412,699
Premium on bond issuance		2,656	10,179
Investment credits for IETU		11,326	-
Fair value of derivative instruments		-	17,090
Recoverable AT		362,543	418,851

Total gross deferred tax assets		1,992,737	1,953,026

Less valuation allowance		419,724	530,355

Net deferred tax assets		1,573,013	1,422,671

Deferred tax liabilities:
Property, systems and equipment		56,467	410,067
Accounts receivable		105,589	-
Telephone concession rights		148,598	171,848
Fair value of derivative instruments		47,064	-
Other assets		81,940	-

Total gross deferred tax liabilities		439,658	581,915

Net deferred tax asset under U.S. GAAP		1,133,355	840,756
Less net deferred tax asset recognized under Mexican GAAP		1,192,323	936,089

U.S. GAAP adjustment to stockholders’ equity	Ps.	(58,968)	(95,333)

Balance sheet classification under U.S. GAAP is as follows:
	2008		2007

Deferred tax assets – current	Ps.	832,174	541,150
Deferred tax liabilities – current		(34,198)	-
Deferred tax assets – long-term		512,546	299,606
Deferred tax liabilities- long-term		(177,167)	-

Net deferred tax asset under U.S. GAAP	Ps.	1,133,355	840,756

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

The rollforward of the valuation allowance for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008		2007	2006

Beginning balance	Ps.	530,355	1,406,881	23,584
Realization of deferred tax assets previously included in the VA		(45,257)	(669,141)	(2,553)
Increase for AT of the year		-	101,463	-
Increase related to the acquisition of Avantel		-	241,978	1,385,850
Subsequent release of VA allocated to reduce Avantel’s intangibles		-	(550,826)	-
Expiration of unutilized deferred tax assets previously included in the VA		(65,374)	-	-

Ending balance	Ps.	419,724	530,355	1,406,881

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

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax-planning strategies in making this assessment.    Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2008.  The amount of the deferred tax asset considered realizable could be reduced if estimates of future taxable income during the carryforward period are reduced.

The Company adopted the provisions of FIN 48 on January 1, 2007, and there was no material effect on the consolidated financial statements.  As a result, the Company did not record any cumulative-effect adjustment related to adopting FIN 48.

During 2008 and 2007, the Company did not have any material unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized.  The Company accounts for interest and penalties related to unrecognized tax benefits as part of the other expenses in the consolidated statements of operations. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and its subsidiaries file standalone income tax returns in Mexico only.  With a few exceptions, the Mexican income tax returns of the Company and its subsidiaries are open to examination by the relevant local tax authorities for the tax years beginning in 2003.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

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
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

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

In April 1998, the AICPA issued Statement of Position 98-5, “Report of Start-up Costs” (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred.  SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998.  Under Mexican GAAP, these costs were recognized when incurred as a deferred asset and amortized over a period of 10 years.  The Company has reversed the amortization expense of Ps. 47,777, Ps. 47,694 and Ps. 46,745 in 2008, 2007 and 2006, as shown in the U.S. GAAP reconciliation, and has reduced stockholders’ equity by Ps. 64,120 and Ps. 111,897 to write-off the unamortized balance at each year end. For U.S. GAAP purposes during 2006, the Company expensed Ps. 13,991, of start-up costs capitalized in that period under Mexican GAAP.

(d)	Allowance for post retirement benefits

Under Mexican GAAP, in accordance with FRS D-3, termination benefits for reasons other than restructuring and retirement to which employees are entitled are charged to operations for each year, based on actuarial computations using the projected unit credit method. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112 and SFAS 158, which requires recognition of certain benefits, including severance, over an employee's service life. For the years ended December 31, 2008, 2007 and 2006 the Company recorded a (decrease) increase in net income of Ps. (5,769), Ps. 25,391 and Ps. (5,875), respectively. The US GAAP liability amounts to Ps. 67,321 and Ps. 55,721 as of December 31, 2008 and 2007, respectively.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2008 and 2007 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.  The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

(e)	Capitalized interest

Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation and foreign currency devaluation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position gain recognized on the related debt until December 31, 2007. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position gain capitalized for Mexican GAAP derived from borrowings denominated in foreign currency.

(f)	Supplemental cash flow information under U.S. GAAP

Under Mexican GAAP, statements of changes in financial position identify the sources and uses of resources based on the differences between beginning and ending consolidated financial statement balances in constant pesos. Until December 31, 2007, monetary position results and unrealized foreign exchange results are treated as cash items in the determination of resources provided by operations. Under U.S. GAAP (SFAS 95), statements of cash flows present only cash items and exclude non-cash items. SFAS 95 does not provide guidance with respect to inflation-adjusted financial statements. The differences between Mexican GAAP and U.S. GAAP in the amounts reported are mainly due to: (i) elimination of inflationary effects of monetary assets and liabilities from financing and investing activities against the corresponding monetary position result in operating activities, (ii) elimination of foreign exchange results from financing and investing activities against the corresponding unrealized foreign exchange result included in operating activities, and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

The following table summarizes the cash flow items as required under SFAS 95 provided by operating, financing and investing activities, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by FRS B-10. The following information is presented in thousands of pesos on a historical peso basis and is not presented in pesos of constant purchasing power:

	Years ended December 31,
	2008		2007	2006
Operating activities:
Net (loss) income	Ps.	(793,838)	1,120,501	204,851
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation		2,751,604	2,507,636	1,365,621
Amortization		102,566	343,419	96,398
Allowance for severance and seniority premiums		16,642	(12,779)	17,684
Deferred IT and IETU expense (benefit)		(354,456)	(457,023)	106,732
Deferred employees’ profit sharing expense (benefit)		6,365	13,594	(4,529)
Fair value adjustment		59,604	-	-
Bad debt expense		187,825	194,108	119,563
Monetary position gain		-	(279,985)	(15,524)
Exchange (gain) loss		1,699,581	(19,942)	1,067
Equity in results of associated company		(2,759)	(1,430)	(1,592)
Change in accounts receivable		(162,140)	(416,058)	(1,066,703)
Changes in inventory		28,991	(68,553)	(37,970)
Changes in other assets		(257,349)	101,791	(907,827)
Changes in accounts payable		613,370	135,840	1,275,156
Changes in other accounts payable		(25,910)	(27,915)	928,348
Change in deferred revenues		(142,440)	(59,286)	294,156
Changes in allowance for severance and seniority premiums		(5,042)	(14,175)	48,603

Net cash provided by operating activities		3,722,614	3,059,743	2,424,034

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

Financing activities:
Proceeds from sale of common stock		-	374,730	-
Costs incurred in sale of common stock		-	-	(12,764)
Shares repurchased		(277,667)
Proceeds from loans		465,117	3,102,308	6,521,438
Payments of loans		(230,858)	(3,527,584)	(1,209,831)
Deferred financing costs		-	-	(86,572)
Restricted cash		-	-	34,479
Notes issuance costs		-	-	-
Other accounts payable		1,717	3,310	(47,360)

Net cash (used in) provided by financing activities		(41,691)	(47,236)	5,199,390

Investing activities:
Acquisition of property, systems and equipment		(4,036,110)	(2,534,481)	(2,389,380)
Acquisition of Avantel, net of cash acquired		-	-	(5,133,226)
Intangible assets		-	-	(724,834)
Investment in shares of associated company		-	-	(12,023)
Other assets		(113,114)	(82,016)	(77,139)

Net cash used in investing activities		(4,149,224)	(2,616,497)	(8,336,602)

Net (decrease) increase in cash and cash equivalents		(468,301)	396,010	(713,178)

Cash and cash equivalents at beginning of year		1,573,877	1,177,867	1,891,045

Cash and cash equivalents at end of year	Ps.	1,105,576	1,573,877	1,177,867

Non-cash operating and investing activities:
For the years ended December 31, 2008, 2007 and 2006 the Company has Ps. 979,141, Ps. 295,083 and Ps. 105,194 in accounts payable for acquisition of property, systems and equipment, respectively.  Additionally, the Company adopted the guidelines of SFAS 158. The net effects of the recognition of the statement amounted to Ps. 611 in allowance for post retirement benefits and accumulated other comprehensive income.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

Non-cash financing and investing activities:

Net cash flows provided from operating activities reflect cash payments for interest and income taxes as follows:

	Years Ended December 31,
	2008		2007	2006
Interest paid	Ps.	1,504,944	1,190,221	252,129
Income taxes paid		56,950	101,305	3,598

(g)	Condensed financial information under U.S. GAAP

The following table presents consolidated condensed statements of operations for the years ended December 31, 2008, 2007 and 2006, prepared under U.S. GAAP, and includes all differences described in note 23 as required for purposes of U.S. GAAP:

		Years Ended December 31,
Statements of operations		2008		2007	2006
Revenues	.	Ps.	11,621,362	12,182,607	6,641,601
Operating income			1,385,085	1,207,064	682,781
Comprehensive financing result			(2,447,884)	(420,666)	(320,473)
Other (expenses) income, net			(71,736)	(438)	(35,770)
(Loss) income before equity in income of associated company and income taxes			(1,134,535)	785,960	326,538
Equity in income of associated company			2,759	1,430	1,653
(Loss) income before income taxes			(1,131,776)	787,390	328,191
Income tax benefit (expense)			337,938	333,111	(115,639)
Consolidated net (loss) income		Ps.	(793,838)	1,120,501	212,552

The following table presents consolidated condensed balance sheets as of December 31, 2008 and 2007, prepared under U.S. GAAP, including all differences and reclassification pertaining to the presentation of deferred income taxes, as compared to Mexican GAAP described in this note 23:
		As of December 31,
Balance sheets		2008		2007
Current assets		Ps.	4,572,825	4,264,070
Property, systems and equipment			16,280,556	14,996,050
Other assets			1,454,927	1,235,045
Total assets		Ps.	22,308,308	20,495,165
Current liabilities	.	Ps.	4,097,030	3,328,421
Long-term debt			9,358,464	7,484,955
Other non-current liabilities			508,563	425,095
Total liabilities			13,964,057	11,238,471
Stockholders' equity			8,344,251	9,256,694
Total liabilities and stockholders' equity		Ps.	22,308,308	20,495,165

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

(h)	Property, systems equipment

As previously disclosed in note 23(a), during 2007 the Company made a release of the valuation allowance that was previously recognized at the Avantel acquisition. Under Mexican GAAP, such release was recorded as a reduction of fixed assets and intangibles on a pro-rata basis; however, under U.S. GAAP, this release was recorded as a reduction of the income tax expense after reducing to zero the intangible assets related to the Avantel acquisition in accordance with SFAS 109.  As a result, under U.S. GAAP, the Company recorded an increase in the fixed assets amounting to Ps.873,198 and an additional depreciation expense amounting to Ps.188,237 and Ps. 171,152 during 2008 and 2007, respectively.  Further, the Company also eliminated under U.S. GAAP the amortization expense related to the remaining Avantel intangibles recorded under Mexican GAAP. The following table shows the rollforward activity for the years ended December 31, 2008 and 2007:

	As of December 31,
	2008		2007
Beginning balance	Ps.	702,046	873,198
Current year of depreciation expense		(188,237)	(171,152)
Reversal of amortization of intangibles under Mexican GAAP		180,828	-

U.S. GAAP adjustment to stockholders’ equity	Ps.	694,637	702,046

(i)	Fair value

The carrying amount of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses and short-term debt, approximates fair value because of the short-term maturity of these financial assets and liabilities.

At December 31, 2008 and 2007, the carrying value of the Company's long-term debt and the related fair value based on available market prices and estimates using market data information and appropriate valuation methodologies for the same or similar instruments is summarized as follows:

		2008		2007
		Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt	Ps.	662,247	533,611	654,744	623,961

We carry certain assets and liabilities at fair value with changes in fair value recognized in the consolidated financial statements each period. We make estimates regarding valuation of assets and liabilities measured at fair value in preparing the consolidated financial statements. These assets are interest rate derivatives.

On January 1, 2008, we adopted the provisions of SFAS No. 157, Fair Value Measurements, for all financial and non-financial assets and liabilities recognized at fair value in the consolidated financial statements on a recurring basis. The adoption of this statement did not change our previous accounting for financial assets and liabilities, but had an impact of approximately Ps. 59,605 when the risk for non

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

performance by the counterparty or credit risk was considered in the determination of the fair value of the derivative instruments.  The provisions of SFAS No. 157 will be applied to non-financial assets and liabilities that are recognized at fair value in the consolidated financial statements on a nonrecurring basis beginning January 1, 2009. Upon application of the remaining provisions of SFAS No. 157 on January 1, 2009, we will provide additional disclosures regarding our nonrecurring fair value measurements, including our review of indefinite lived intangible assets.

SFAS No. 157 changed the definition of fair value, as defined by previous statements, to the “price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” If market assumptions are not readily available, we use our own assumptions to reflect those that market participants would use in pricing the asset or liability at the measurement date. Our valuation approaches in determining fair value include market, income and/or cost approaches.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

SFAS No. 157 also established a hierarchy that classifies the inputs used to measure fair value. This hierarchy prioritizes the use of inputs used in valuation techniques into three levels based on observable and unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs, which require more judgment, are those inputs described above that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs. If the inputs used to measure fair value fall into different levels, we disclose the item based on the lowest level input that is significant to the fair value measure. We do not have any significant assets or liabilities that utilize unobservable or Level 3 inputs.

The following fair value hierarchy table presents information regarding our derivative instruments  measured at fair value on a recurring basis as of December 31, 2008:

Description		Significant Other Observable Inputs (Level 2)(1)	Balance December 31, 2008
Derivative instruments	Ps.	423,484	423,484

(1)
Level 2—fair value based on quoted prices in markets that are not active or in active markets for similar assets or liabilities, inputs other than quoted prices that are observable, and inputs that are not directly observable, but that are corroborated by observable market data. It may be necessary to make adjustments to Level 2 inputs to account for illiquidity or any difference between the asset or liability to which the quote relates and the actual asset or liability being measured at fair value. Assets and liabilities valued utilizing Level 2 inputs include derivative instruments, which are not actively traded.

(j)	Segment information

The Company believes that it operates in one business segment.  Management does view the business as consisting of two revenues streams (Mass market and Business Market); however it is not possible to attribute direct or indirect costs to the individual streams other than selling expenses.

(k)	Significant New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which replaces SFAS No. 141, Business Combinations, originally issued in June 2001. SFAS No. 141R will apply to business combinations for which the acquisition date is on or after January 1, 2009, and this statement could have a material impact on us with respect to business combinations completed after the effective date. Such significant changes include, but are not limited to the acquirer recording 100% of all assets and liabilities, including goodwill, of the acquired business, generally at their fair values, and acquisition-related transaction and restructuring costs being expensed rather than included as part of the purchase price allocation process. In addition, after the effective date, reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties related to any business combinations, even those completed prior to the Statement’s effective date, will generally be recognized in earnings.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. This statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary. SFAS No. 160 is effective for our quarterly reporting period ending March 31, 2009. If we were to enter into an arrangement after the effective date of the standard where we are required to consolidate a noncontrolling interest, we would report the noncontrolling interest’s equity as a component of our shareholders’ equity in our consolidated balance sheet and report the component of net income or loss and comprehensive income or loss attributable to the noncontrolling interest separately. While certain changes in ownership interests will be treated as equity transactions under the new standard, a gain or loss recognized upon loss of control of a subsidiary will be recognized in the consolidated statement of operations. This practice differs from our current policy of recognizing such gains or losses as a component of equity. In addition, the amount of gain or loss is measured using the fair value of the noncontrolling interest at the date control ceases.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, by requiring expanded disclosures about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for our quarterly reporting period ending March 31, 2009. We are in the process of evaluating the impact of this statement on the disclosures included in the notes to our consolidated financial statements.

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

This note reflects the fact that all the subsidiaries of Axtel currently guarantee Axtel’s  11% senior notes due 2013. In 2006, there were only three subsidiaries that were providing guarantees to the Company’s senior notes previously described.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column “AXTEL” corresponds to the parent company issuer.  The second column, “Combined Guarantors”, represents the combined amounts of all subsidiaries for 2008 and 2007 and the combined amounts of Instalaciones, Impulsora and Servicios for 2006; after adjustments and eliminations relating to their combination.  The third column “Combined non-guarantors” represents the combined amounts of AXTEL’s non-guarantors subsidiaries for 2006, after adjustments and eliminations relating to their combination. The fourth column, “Adjustments and Eliminations”, includes all amounts resulting from the consolidation of AXTEL, the guarantors and the non-guarantors subsidiaries. The fifth column, “AXTEL Consolidated”, represents the Company’s consolidated amounts as reported in the audited consolidated financial statements.  Additionally, all amounts presented under the line item “Investments in subsidiaries” for both the balance sheet and the income statement are accounted for by the equity method.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

The condensed consolidating financial information is as follows:

Condensed consolidating balance sheets:

				Adjustments
As of December 31, 2008		AXTEL	Combined Guarantors	and Eliminations	AXTEL Consolidated

Current assets	Ps.	2,897,887	1,769,605	(867,236)	3,800,256
Property, systems and equipment, net		14,267,508	1,038,940	-	15,306,448
Concession rights, pre-operating expenses and deferred taxes		1,348,248	760,414	(24,085)	2,084,577
Investment in shares of associated company		2,011,694	18,008	(2,011,694)	18,008
Other-non current assets and long-term receivable		287,464	72,408	-	359,872

Total assets	Ps.	20,812,801	3,659,375	(2,903,015)	21,569,161

Current liabilities	Ps.	3,514,988	1,415,080	(867,236)	4,062,832
Long-term debt		9,358,464	-	-	9,358,464
Other non-current liabilities		7,932	208,516	-	216,448

6. Total liabilities		12,881,384	1,623,596	(867,236)	13,637,744

Total stockholders’ equity		7,931,417	2,035,779	(2,035,779)	7,931,417

Total liabilities and stockholders’ equity	Ps.	20,812,801	3,659,375	(2,903.015)	21,569,161

As of December 31, 2007

Current assets	Ps.	2,621,784	2,131,002	(1,029,866)	3,722,920
Property, systems and equipment, net		12,759,605	920,717	(451)	13,679,871
Concession rights, pre-operating expenses and deferred taxes		1,065,811	1,145,808	(91,249)	2,120,370
Investment in shares of associated company		1,279,191	15,249	(1,279,191)	15,249
Other non-current assets and long-term receivable		228,231	64,036	-	292,267

Total assets	Ps.	17,954,622	4,276,812	(2,400,757)	19,830,677

Current liabilities	Ps.	2,062,722	2,295,565	(1,029,866)	3,328,421
Long-term debt		7,069,771	415,184	-	7,484,955
Other non-current liabilities		71,783	260,740	(65,568)	266,955

Total liabilities		9,204,276	2,971,489	(1,095,434)	11,080,331

Total stockholders’ equity		8,750,346	1,305,323	(1,305,323)	8,750,346

Total liabilities and stockholders’ equity	Ps.	17,954,622	4,276,812	(2,400,757)	19,830,677

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

Condensed consolidating income statements:

				Adjustments
			Combined	and	AXTEL
For the year ended December 31, 2008	AXTEL		Guarantors	Eliminations	Consolidated

Telephone services and related revenues	Ps.	8,076,286	7,360,835	(3,864,720)	11,572,401
Cost of revenues and services		(2,126,153)	(3,407,292)	1,828,569	(3,704,876)
Selling and administrative expenses		(2,905,541)	(2,787,754)	2,036,172	(3,657,123)
Depreciation and amortization		(2,716,072)	(141,367)	1,600	(2,855,839)
Operating income		328,520	1,024,422	1,621	1,354,563
Comprehensive financing result, net		(2,365,751)	74,281	645	(2,290,825)
Other (expenses) income, net		(79,931)	12,203	(666)	(68,394)
Income tax		684,783	(383,210)	-	301,573
Equity in earnings of associated company		732,055	2,759	(732,055)	2,759
Minority interest		-	(43,791)	43,791	-
Net (loss) income	Ps.	(700,324)	686,664	(686,664)	(700,324)

For the year ended December 31, 2007

Telephone services and related revenues	Ps.	7,613,558	7,611,597	(3,034,545)	12,190,610
Cost of revenues and services		(1,919,571)	(3,806,717)	1,221,575	(4,504,713)
Selling and administrative expenses		(2,687,835)	(2,726,562)	1,812,970	(3,601,427)
Depreciation and amortization		(2,431,430)	(262,047)	2,790	(2,690,687)
Operating income		574,722	816,271	2,790	1,393,783
Comprehensive financing result, net		(445,793)	(55,861)	757	(500,897)
Other (expenses) income, net		(36,000)	184,454	(168,574)	(20,120)
Income tax		(72,984)	(120,667)	(189,549)	(383,200)
Equity in earnings of associated company		471.051	1,430	(471,051)	1,430
Net income (loss)	Ps.	490,996	825,627	(825,627)	490,996

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

					Adjustments
			Combined	Combined	and	AXTEL
For the year ended December 31, 2006	AXTEL		Guarantors	Non-guarantors	Eliminations	Consolidated

Telephone services and related revenues	Ps.	6,160,475	1,353,883	689,836	(1,528,482)	6,675,712
Cost of revenues and services		(1,811,343)	-	(361,034)	68,016	(2,104,361)
Selling and administrative expenses		(2,154,854)	(1,361,461)	(204,256)	1,460,466	(2,260,105)
Depreciation and amortization		(1,557,081)	(470)	(2,503)	-	(1,560,054)
Operating income (loss)		637,197	(8,048)	122,043	-	751,192
Comprehensive financing result, net		(281,859)	(2,784)	(96,792)	1,194	(380,241)
Other income, net		(28,564)	3,368	(6,251)	(1,194)	(32,641)
Income tax		(125,984)	2,793	5,641	-	(117,550)
Equity in earnings of associated company		21,622	-	1,652	(21,622)	1,652
Net income (loss)	Ps.	222,412	(4,671)	26,293	(21,622)	222,412

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

Condensed consolidating statements of cash flows:

For the year ended December 31, 2008	AXTEL		Combined Guarantors	Adjustments and Eliminations	AXTEL Consolidated

Operating activities:
Net (loss) income	Ps.	(700,324)	686,664	(686,664)	(700,324)

Income taxes		(684,782)	383,209	-	(301,573)
Employee's profit sharing		-	14,339	-	14,339
Items related with investing activities		1,983,371	182,476	686,664	2,852,511
Items related with financing activities		725,901	18,467	(1,281)	743,087
Subtotal		1,324,166	1,285,155	(1,281)	2,608,040
Changes in working capital		843,505	(523,298)	(87,309)	232,898
Net cash flow from operating activities		2,167,671	761,857	(88,590)	2,840,938

Investing activities:
Acquisition and construction of property, systems and equipment		(3,256,108)	(744,507)	-	(4,000,615)
(Increase) decrease in other noncurrent assets		(89,922)	(18,525)	89,180	(19,267)

Net cash flow from investing activities		(3,346,030)	(763,032)	89,180	(4,019,882)

Net cash to be obtained from financing activities		(1,178,359)	(1,175)	590	(1,178,944)

Financing activities:
Shares repurchased		(277,666)	-	-	(277,666)
Interest paid		(697,975)	(16,596)	(590)	(715,161)
Loans obtained, net		239,960	(24,118)	-	215,842
Change in the fair value of derivative financial instruments		(114,499)	-	-	(114,499)

Net cash flows used in investing activities		(850,180)	(40,714)	(590)	(891,484)
Net decrease in cash		(2,028,539)	(41,889)	-	(2,070,428)
Adjustments to cash flow from changes in foreign exchange		1,668,867	(66,740)	-	1,602,127

Cash and equivalents at the beginning of the year		783,177	790,700	-	1,573,877
Cash and equivalents at the end of the year	Ps.	423,505	682,071	-	1,105,576

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

Condensed consolidating statements of changes in financial position:

For the year ended December 31, 2007		AXTEL	Combined Guarantors	Combined Non-guarantors	Adjustments and Eliminations	AXTEL Consolidated

Operating activities:
Net income (loss)	Ps.	490,996	825,627	-	(825,627)	490,996
Charges (credits) to operations not requiring (providing) resources		2,033,363	283,412	-	681,781	2,998,556
Resources provided by (used in) operations		2,524,359	1,109,039	-	(143,846)	3,489,552
Net financing from (investment in) operations		(242,211)	(402,241)	-	381,648	(262,804)
Resources provided by (used in) operating activities		2,282,148	706,798	-	237,802	3,226,748

Financing activities:
Increase in common stock		192,280	-	-	-	192,280
Additional paid-in capital		194,540	-	-	-	194,540
Proceeds (payments of) from loans, net		(678,946)	(134,060)	-	635	(812,371)
Restricted cash and other accounts payable		106,926	-	-	-	106,926
Resources provided by financing activities		(185,200)	(134,060)	-	635	(318,625)

Investing activities:
Acquisition and construction of property, systems and equipment, net		(2,175,318)	(102,829)	-	(207,946)	(2,486,093)
Increase in investment in subsidiaries		-	-	-	-	-
Other assets		(51,252)	11,445	-	(30,491)	(70,298)
Resources used in investing activities		(2,226,570)	(91,384)	-	(238,437)	(2,556,391)

(Decrease) increase in cash and equivalents		(129,622)	481,354	-	-	351,732
Cash and equivalents at the beginning of the year		912,799	309,346	-	-	1,222,145
Cash and equivalents at the end of the year	Ps.	783,177	790,700	-	-	1,573,877

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

				Combined	Adjustments
For the year ended December 31, 2006		AXTEL	Combined Guarantors	Non-guarantors	and Eliminations	AXTEL Consolidated

Operating activities:
Net income (loss)	Ps.	222,412	(4,671)	26,293	(21,622)	222,412
Charges (credits) to operations not requiring (providing) resources		1,661,446	(95)	(6,223)	23,705	1,678,833
Resources provided by (used in) operations		1,883,858	(4,766)	20,070	2,083	1,901,245
Net financing from (investment in) operations		288,377	(21,400)	(366,427)	(2,553)	630,851
Resources provided by (used in) operating activities		2,172,235	(26,166)	386,497	(470)	2,532,096

Financing activities:
Increase in common stock		-	24,439	285,075	(309,514)	-
Additional paid-in capital		(9,804)	-	-	-	(9,804)
Proceeds (payments of) from loans, net		4,742,230	(470)	667,696	470	5,409,926
Restricted cash and other accounts payable		48,891	-	-	-	48,891
Resources provided by financing activities		4,781,317	23,969	952,771	(309,044)	5,449,013

Investing activities:
Acquisition and construction of property, systems and equipment, net		(7,037,705)	(24)	(816,800)	-	(7,854,529)
Increase in investment in subsidiaries		(309,514)	-	(12,474)	309,514	(12,474)
Other assets		(731,473)	3,550	(205,701)	-	(933,624)
Resources used in investing activities		(8,078,692)	3,526	(1,034,975)	309,514	(8,800,627)

(Decrease) increase in cash and equivalents		(1,125,140)	1,329	304,293	-	(819,518)
Cash and equivalents at the beginning of the year		2,037,939	3,724	-	-	2,041,663
Cash and equivalents at the end of the year	Ps.	912,799	5,053	304,293	-	1,222,145

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

The tables below present combined balance sheets as of December 31, 2008 and 2007, and income statements and statements of changes in financial position for each of the years in the three-year period ended December 31, 2008 for the Guarantors.  Such information presents in separate columns each individual Guarantor, consolidation adjustments and eliminations, and the combined guarantors.  All significant related parties’ balances and transactions between the Guarantors have been eliminated in the “Combined Guarantors” column.

The amounts presented in the column “Combined Guarantors” are readily comparable with the information of the Guarantors included in the condensed consolidated financial information.

Guarantors’ Combined Balance Sheets:

As of December 31, 2008
Assets		Icosa	Servicios	Avantel Infraestructura	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors
Cash and cash equivalents	Ps.	2,449	3,998	554,461	-	118,163	-	682,071
Accounts receivable		-	-	75,744	-	840,736	(791)	915,689
Related parties receivables		51,641	897,221	1,682,193	129	277,105	(2,908,289)	-
Refundable taxes and other accounts receivable		1,320	32,930	28,862	-	336,548	(227,815)	171,845
Total current assets		55,410	934,149	2,344,260	129	1,572,552	(3,136,895)	1,769,605
Investment in subsidiaries		-	-	(79,713)	-	18,033	79,688	18,008
Property, systems and equipment, net		-	45,572	878,236	583	114,549	-	1,038,940
Intangible assets		-	-	-	-	150,957	(33,324)	117,633
Deferred income taxes		898	27,744	582,093	-	37,967	(5,921)	642,781
Other non-current assets		337	5,020	40,521	-	26,479	51	72,408
Total assets	Ps.	56,645	1,012,485	3,765,397	712	1,920,537	(3,096,401)	3,659,375

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos)

Liabilities and stockholders’ equity

Account payable and accrued liabilities	Ps.	787	185,079	47,337	11,851	296,686	(791)	540,949
Taxes payable		24,257	173,999	105,021	-	4,737	(227,815)	80,199
Related parties payables		-	305	1,225,586	544	1,870,499	(2,908,289)	188,645
Other accounts payable		5,411	52,249	63,417	-	484,210	-	605,287
Total current liabilities		30,455	411,632	1,441,361	12,395	2,656,132	(3,136,895)	1,415,080
Deferred income tax		5,921	-	-	-	-	(5,921)	-
Other non-current liabilities		7,299	56,045	14,704	-	130,468	-	208,516
Total liabilities		43,675	467,677	1,456,065	12,395	2,786,600	(3,142,816)	1,623,596

Equity		14,211	495,122	1,503,947	(8,274)	(746,610)	90,719	1,349,115
Net (loss) income		(1,241)	49,686	805,385	(3,409)	(119,453)	(44,304)	686,664
Total stockholders’ equity		12,970	544,808	2,309,332	(11,683)	(866,063)	46,415	2,035,779

Total liabilities and stockholders’ equity	Ps.	56,645	1,012,485	3,765,397	712	1,920,537	(3,096,401)	3,659,375

Guarantors’ Combined Balance Sheets:

As of December 31, 2007
Assets		Icosa	Inmobiliaria	Servicios	Avantel Infra-estructura	Adequip	Avantel Equipos	Avantel Telecomu-nicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors
Cash and cash equivalents	Ps.	513	24	1,370	579,548	543	47	47	2,636	384	93	205,497	-	790,700
Accounts receivable		-	-	-	137,590	-	-	-	-	-	-	765,283	-	902,874
Related parties receivables		42,882	-	271,742	1,275,450	186,080	-	-	261,270	13,822	1,241	36,816	(1,982,927)	106,377
Inventories		-	-	-	35,674	-	-	-	-	-	-	-	-	35,674
Refundable taxes and other accounts receivable		1,410	1,206	36,806	19,654	10,384	-	1	2,308	268	-	223,340	-	295,377
Total current assets		44,805	1,230	309,918	2,047,916	197,007	47	48	266,214	14,474	1,334	1,230,936	(1,982,927)	2,131,002
Investment in subsidiaries		-	-	-	1,158	-	-	-	-	-	-	15,249	(1,158)	15,249
Property, systems and equipment, net		-	8,158	-	192,683	53,154	-	-	-	-	746	665,976	-	920,717
Intangible assets		-	-	-	-	-	-	-	-	-	-	165,268	(35,297)	129,971
Deferred income taxes		3,172	-	50,416	755,496	-	-	-	-	-	-	211,925	(5,172)	1,015,837
Other non-current assets		403	123	404	42,231	-	-	-	-	-	-	20,875	-	64,036
Total assets	Ps.	48,380	9,511	360,738	3,039,484	250,161	47	48	266,214	14,474	2,080	2,310,229	(2,024,554)	4,276,812

Liabilities and stockholders’ equity		Icosa	Inmobiliaria	Servicios	Avantel Infra-estructura	Adequip	Avantel Equipos	Avantel Telecomu-nicaciones	Avantel Recursos		Avantel Servicios	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors

Account payable and accrued liabilities	Ps.	729	-	98,504	136,967	52	-	-	-	-	-	10,136	450,477	-	696,865
Current portion of long debt		-	-	-	-	-	-	-	-		-	-	119,087	-	119,087
Taxes payable		22,602	14	116,005	53,275	31,218	-	-	2,575		7,995	-	18,012	-	251,696
Related parties payables		-	7,772	4	1,251,773	-	3	4	467		2,390	217	1,270,882	(1,982,927)	550,585
Other accounts payable		4,569	-	86,191	71,147	-	-	-	2,820		239	-	512,366	-	677,332
Total current liabilities		27,900	7,786	300,704	1,513,162	31,270	3	4	5,862		10,624	10,353	2,370,824	(1,982,927)	2,295,565
Long term debt		-	-	-	-	-	-	-	-		-	-	415,184	-	415,184
Deferred income tax		-	107	-	-	5,065	-	-	-		-	-	-	(5,172)	-
Other non-current liabilities		6,270	-	51,244	22,376	-	-	-	-		-	-	180,850	-	260,740
Total liabilities		34,170	7,893	351,948	1,535,538	36,335	3	4	5,862		10,624	10,353	2,966,858	(5,172)	2,971,489
Equity		13,415	1,476	40,998	737,578	214,810	49	49	160,247		(491)	(7,729)	(745,092)	64,386	479,696
Net income (loss)		795	142	(32,208)	766,368	(984)	(5)	(5)	100,105		4,341	(544)	88,463	(100,841)	825,627
Total stockholders’ equity		14,210	1,618	8,790	1,503,946	213,826	44	44	260,352		3,850	(8,273)	(656,629)	(36,455)	1,305,323

Total liabilities and stockholders’ equity	Ps.	48,380	9,511	360,738	3,039,484	250,161	47	48	266,214		14,474	2,080	2,310,229	(2,024,554)	4,276,812

Guarantors’ Combined Income Statements:

For the year ended December 31, 2008		Icosa	Servicios	Avantel Infra-estructura	Telecom Networks	Avantel, S de R. L.	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	411,000	2,481,092	3,739,642	1,128	4,770,830	(4,042,857)	7,360,835

Cost of sales and services		-	-	(1,708,411)	(1,129)	(3,773,265)	2,075,513	(3,407,292)
Administrative expenses		(396,446)	(2,352,221)	(1,039,110)	(824)	(994,303)	1,995,150	(2,787,754)
Depreciation and amortization		-	(5,489)	(42,507)	(164)	(84,899)	(8,308)	(141,367)
Operating income (loss)		14,554	123,382	949,614	(989)	(81,637)	19,498	1,024,422
Comprehensive financing result, net		44	(2,711)	68,255	(2,420)	25,536	(14,423)	74,281
Other expenses, net		(4,793)	(46,036)	41,818	-	18,830	2,384	12,203
Income (loss) before income taxes		9,805	74,635	1,059,687	(3,409)	(37,271)	7,459	1,110,906
Income taxes		(11,046)	(24,949)	(173,403)	-	(174,921)	1,109	(383,210)

Equity in results of subsidiaries and associated company		-	-	(80,899)	-	2,759	80,899	2,759
Minority interest		-	-	-	-	89,980	(133,771)	(43,791)
Net income (loss)	Ps.	(1,241)	49,686	805,385	(3,409)	(119,453)	(44,304)	686,664

For the year ended December 31, 2007		Icosa	Inmobiliaria	Servicios	Avantel Infra-estructura	Adequip	Avantel Equipos	Avantel Telecomu-nicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S de R. L.	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	287,005	2,110	1,989,594	2,883,548	48,356	-	-	214,601	26,567	56,580	5,400,619	(3,297,383)	7,611,597

Cost of sales and services		-	-	-	(1,325,713)	-	-	-	(1,816)	-	(56,620)	(3,985,524)	1,562,956	(3,806,717)
Administrative expenses		(279,934)	(500)	(1,977,871)	(975,310)	(3)	(3)	(3)	(183,371)	(25,359)	(692)	(1,019,132)	1,735,616	(2,726,562)
Depreciation and amortization		-	(430)	(3)	(29,286)	(32,059)	-	-	-	-	(187)	(202,043)	1,961	(262,047)
Operating income (loss)		7,071	1,180	11,720	553,239	16,294	(3)	(3)	29,414	1,208	(919)	193,920	3,150	816,271
Comprehensive financing result, net		(850)	(915)	(797)	3,646	(8,799)	(2)	(2)	(7,446)	(133)	375	(23,200)	(17,738)	(55,861)
Other expenses, net		(4,014)	-	(58,154)	29,386	310	-	-	81,546	3,624	-	115,101	16,655	184,454
Income (loss) before income taxes		2,207	265	(47,231)	586,271	7,805	(5)	(5)	103,514	4,699	(544)	285,821	2,067	944,864
Income taxes		(1,412)	(123)	15,023	5,027	(8,789)	-	-	(3,409)	(358)	-	(126,626)	-	(120,667)

Equity in results of subsidiaries and associated company		-	-	-	175,070	-	-	-	-	-	-	1,430	(175,070)	1,430
Minority interest		-	-	-	-	-	-	-	-	-	-	(72,162)	72,162	-
Net income (loss)	Ps.	795	142	(32,208)	766,368	(984)	(5)	(5)	100,105	4,341	(544)	88,463	(100,841)	825,627

For the year ended December 31, 2006		Icosa	Inmobiliaria	Servicios Axtel	Adjustments and Eliminations	Combined Guarantors

Rental, installation service and other revenues	Ps.	167,577	2,106	1,184,200	-	1,353,883

Administrative expenses		(165,872)	(519)	(1,195,589)	519	(1,361,461)

Depreciation and amortization		-	(446)	(24)	-	(470)

Operating income (loss)		1,705	1,141	(11,413)	519	(8,048)

Comprehensive financing result, net		(462)	(918)	(1,404)	-	(2,784)

Other (expenses) income, net		(223)	-	4,110	(519)	3,368

Income (loss) before income taxes		1,020	223	(8,707)	-	(7,464)

Income taxes		46	64	2,683	-	2,793

Net income (loss)	Ps.	1,066	287	(6,024)	-	(4,671)

Guarantors’ Combined Statements of Cash Flows:
For the year ended December 31, 2008		Icosa	Servicios	Avantel Infra-estructura	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	Ps.	(1,241)	49,686	805,385	(3,409)	(119,453)	(44,304)	686,664

Income tax		11,046	24,948	173,403	-	174,921	(1,109)	383,209
Employee's profit sharing		1,566	12,773	-	-	-	-	14,339
Issues related with investing activities		-	5,489	123,486	164	(7,840)	61,177	182,476
Issues related with financing activities		113	381	703	14	16,596	660	18,467
Subtotal		11,484	93,277	1,102,977	(3,231)	64,224	16,424	1,285,155
Cash flow from operating activities		(9,614)	(97,787)	(344,889)	731	(44,111)	(27,628)	(523,298)
Net cash flow from operating activities		1,870	(4,510)	758,088	(2,500)	20,113	(11,204)	761,857

Investing activities:
Acquisition and construction of property, systems and equipment		-	(29)	(725,146)	-	(19,332)	-	(744,507)
Decrease (Increase) in other noncurrent assets		66	(1,843)	(1,285)	-	(15,591)	128	(18,525)

Net cash flow from investing activities		66	(1,872)	(726,431)	-	(34,923)	128	(763,032)

Net cash to apply in (to be obtained from) financing activities		1,936	(6,382)	31,657	(2,500)	(14,810)	(11,076)	(1,175)

Financing activities:
Paid interest		-	-	-	-	(16,596)	-	(16,596)
Loans obtained, net		-	-	-	-	(24,118)	-	(24,118)

Resources used in investing activities		-	-	-	-	(40,714)	-	(40,714)
Net increase (decrease) in cash		1,936	(6,382)	31,657	(2,500)	(55,524)	(11,076)	(41,889)
Adjustments to cash flow from changes in foreign exchange		-	2,619	(53,744)	2,407	(31,809)	13,787	(66,740)

Cash and equivalents at the beginning of the year		513	1,370	579,548	93	205,496	3,680	790,700
Cash and equivalents proceeding from the merge		-	6,391	-	-	-	(6,391)	-

Cash and equivalents at the end of the period	Ps.	2,449	3,998	557,461	-	118,163	-	682,071

Guarantors’ Combined Statements of Changes in Financial Position:
For the year ended December 31, 2007		Icosa	Inmobiliaria	Servicios	Avantel Infra-estructura	Adequip	Avantel Equipos	Avantel Telecomunicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors

Operating activities:
Net income (loss)	Ps.	795	142	(32,208)	766,368	(984)	(5)	(5)	100,105	4,341	(544)	88,463	(100,841)	825,627
Non-cash items		2,685	384	14,217	154,812	32,269	-	-	(68,135)	(3,844)	187	361,547	(210,710)	283,412
Resources provided by operations		3,480	526	(17,991)	921,180	31,285	(5)	(5)	31,970	497	(357)	450,010	(311,551)	1,109,039

Net investment in operations, net		(4,741)	120	(1,089)	(1,059,283)	654,485	4	3	1,654	4,221	(2,327)	(306,839)	311,551	(402,241)

Resources (used in) provided by operations, net		(1,261)	646	(19,080)	(138,103)	685,770	(1)	(2)	33,624	4,718	(2,684)	143,171	-	706,798

Financing activities:
Increase in capital stock		-	-	-	-	(670,000)	-	-	-	-	-	-	670,000
Loans payments, net		-	(635)	-	(73,994)	-	-	-	-	-	-	(59,431)	-	(134,060)

Resources used in financing activities		-	(635)	-	(73,994)	(670,000)	-	-	-	-	-	(59,431)	670,000	(134,060)

Investing activities:
Property, system and equipment, net		-	-	(3)	(23,139)	-	-	-	-	-	-	(79,687)	-	(102,829)
Investment in subsidiaries		-	-	-	670,000	-	-	-	-	-	-		(670,000)	-
Other assets		1,292	5	15,889	77,691	(16,851)	-	-	(31,048)	(768)	2,382	(37,147)	-	11,445

Resources provided by investing activities		1,292	5	15,886	724,552	(16,851)	-	-	(31,048)	(768)	2,382	(116,834)	(670,000)	(91,384)

Increase (decrease) in cash and equivalents		31	16	(3,194)	512,455	(1,081)	(1)	(2)	2,576	3,950	(302)	(33,094)	-	481,354

Cash and equivalents at the beginning of the period		483	8	4,563	67.092	1,622	48	49	60	(3,566)	395	238,591	-	309,345

Cash and equivalents at the end of the period	Ps.	514	24	1,369	579,547	542	47	47	2,636	384	93	205,497	-	790,700

For the year ended December 31, 2006		Icosa	Inmobiliaria	Servicios Axtel	Combined Guarantors

Operating activities:
Net (loss) income	Ps.	(1,066)	287	(6,024)	(4,671)
Non-cash items		527	381	(1,003)	(95)

Resources provided by (used in) operations		1,593	668	(7,027)	(4,766)

(Investment in) financing from operations, net		(8,475)	(74)	(12,851)	(21,400)

Resources (used in) provided by operations, net		(6,882)	594	(19,878)	(26,166)

Financing activities:
Increase in common stock		6,800	-	17,639	24,439
Loans payments, net		-	(470)	-	(470)

Resources provided by (used in) financing activities		6,800	(470)	17,639	23,969

Investing activities:
Property system and equipment, net		-	-	(24)	(24)
Other assets		109	(128)	3,569	3,550

Resources used in investing activities		109	(128)	3,545	3,526

Increase (decrease) in cash and equivalents		27	(4)	1,306	1,329

Cash and equivalents at the beginning of the year		455	12	3,257	3,724

Cash and equivalents at the end of the year	Ps.	482	8	4,563	5,053

Guarantors – U.S. GAAP reconciliation of net income and stockholders’ equity:

As discussed at the beginning of this note 23, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP that were used until December 31, 2007, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

The main differences between Mexican GAAP and U.S. GAAP and their effect on combined guarantors’ net loss and stockholders’ equity as of December 31, 2008, 2007 and 2006 is presented below, with an explanation of the adjustments.

		Year ended December 31,
		2008	2007	2006

Net income(loss) reported under Mexican GAAP	Ps.	686,664	825,627	(4,671)

U.S. GAAP adjustments
1. Deferred income taxes (A)		1,615	(7,109)	1,647
2. Allowance for post retirement benefits (B)		(5,769)	25,391	(5,875)
Total U.S. GAAP adjustments		(4,154)	18,282	(4,228)
Net income loss under U.S. GAAP	Ps.	682,510	843,909	(8,899)
		Year ended December 31,
		2008	2007

Total stockholders’ equity reported under Mexican GAAP	Ps.	2,035,779	1,305,323

U.S. GAAP adjustments
1. Deferred income taxes (A)		1,113	(502)
2. Allowance for post retirement benefits (B)		(3,976)	1,793
Total U.S. GAAP adjustments		(2,863)	1,291
Total stockholders’ equity under U.S. GAAP	Ps.	2,032,916	1,306,614

Guarantors-Notes to the U.S. GAAP reconciliation

A.	Deferred income taxes

Deferred income taxes adjustment in the stockholders’ equity reconciliation to U.S. GAAP, as of December 31, 2008 and 2007, represented an increase (decrease) of Ps. 1,113 and Ps. (502), respectively, as shown in the U.S. GAAP reconciliation.

B.	Allowance for post retirement benefits

Under Mexican GAAP, in accordance with FRS D-3, termination benefits for reasons other than restructuring and retirement to which employees are entitled are charged to operations for each year, based on actuarial computations using the projected unit credit method. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112 and SFAS 158, which requires recognition of certain benefits, including severance, over an employee's service life. For the years ended December 31, 2008, 2007 and 2006 the Company recorded a (decrease) increase in net income of Ps. (5,769), Ps. 25,391 and Ps. (5,875), respectively. The US GAAP liability amounts to Ps. 67,321 and Ps. 55,721 as of December 31, 2008 and 2007, respectively.

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2008 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.  The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.